03045364

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Renault S.A.

*CURRENT ADDRESS 13-15, quai le Gallo
92513 Boulogne-Billancourt cedex
France

**FORMER NAME

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4001 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: NM

DAT : 12/31/03

03 DEC -2 AM 7:21 **12G3-2B - 82-4001**

SULLIVAN & CROMWELL

AVOCATS AU BARREAU DE PARIS

TELEPHONE: 44 50 60 00
TELEX: 240654
FACSIMILE: 42 60 56 38
44 50 60 60

8, Place Vendôme, 75001 Paris

125 BROAD STREET, NEW YORK 10004-2498
250 PARK AVENUE, NEW YORK 10177-0021
1701 PENNSYLVANIA AVE., N.W., WASHINGTON, D.C. 20006-5805
444 SOUTH FLOWER STREET, LOS ANGELES 90071-2901
ST. OLAVE'S HOUSE, 9a IRONMONGER LANE, LONDON EC2V 8EY
101 COLLINS STREET, MELBOURNE 3000
2-1, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100
NINE QUEEN'S ROAD, CENTRAL, HONG KONG

January 4, 1995

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Régie Nationale des Usines Renault -- Information Furnished Pursuant to Rule 12g3-2(b) <u>Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Régie Nationale des Usines Renault ("Renault" or the "Company"), a *société anonyme* organized under the laws of The Republic of France (the "French State"), please find enclosed herewith information with respect to Renault being submitted in order to obtain exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Rule") thereunder.

1. **Equity Securities Information.**

The most recent public distribution of equity securities by the Company or an affiliate was a global combined offering (the "Combined Offering") in November 1994 of ordinary shares, nominal value FRF 25 per share (the "Shares") by the French State and the Company of 67,582,884 Shares in connection with the sale by the French State of a minority interest in the Company. The Combined Offering included i) a public offering by the French State in France of 37,176,576 Shares, ii) an offering by the French State of 5,621,925 Shares to current and former qualifying employees, including employees in the United States pursuant to Rule

701 under the Securities Act of 1933, and iii) an international placement by the French State and the Company of 24,784,383 Shares, including a placement to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933. Separately from the Combined Offering, the French State offered 11,950,420 Shares to certain long-term core institutional investors. Since the completion of the Combined Offering, the Shares have been listed on the *Bourse des Valeurs de Paris* (the "Paris Bourse").

Representatives of the Company have advised us that, to the best of their knowledge, after having made reasonable inquiries, as of December 29, 1994 there were approximately 1,245 holders of Shares resident in the United States, owning in the aggregate approximately 3,016,922 Shares, which represent approximately 1% of the Company's outstanding Shares. These shareholders consist of 46 institutional investors holding approximately 2,954,546 Shares and 1,199 employees of subsidiaries of Renault holding approximately 62,376 Shares.

The Company believes that these Shares were acquired by U.S. residents either in connection with the sale by the French State of a minority interest in the Company in the Combined Offering in November 1994 or, in the case of the institutional investors, subsequently thereto in routine secondary trading. A portion of the Shares are represented by restricted American Depositary Shares or, in the case of employees, Employee Custody Receipts, with The Bank of New York acting as depositary for both.

The figures with respect to U.S. resident shareholders may not be completely accurate because the Company can, as a practical matter, obtain only limited information with regard to the current holding of its Shares by residents in the United States. The Shares owned by the general public exist in bearer form, and the Company cannot identify their ultimate beneficial owners. Pursuant to its revised *statuts* adopted in November 1994 in connection with the sale by the French State of a minority interest in the Company, the Company may obtain information regarding the record owners of such bearer shares by submitting a formal request to SICOVAM (the French securities clearinghouse). Given the substantial expense involved in such a request, the Company has not yet made such a request and accordingly is unable at this time to provide complete information as to

the current record shareholding of its bearer shares, whether in the United States or elsewhere. Furthermore, such a search would not reveal ultimate beneficial ownership.

However, the Company has made inquiries with The Bank of New York, the depositary under the restricted American Depositary Receipt program established in connection with the sale to qualified institutional buyers in the United States in connection with the Combined Offering. The Bank of New York has informed the Company that as of December 29, 1994, there were 432,000 ADSs outstanding, all held through the Depository Trust Company ("DTC") in the form of a Master ADR, and that DTC reported that there were six DTC participants holding interests in the Master ADR. In addition, The Bank of New York informed the Company that to the best of its knowledge there were 40 institutions in the United States holding 2,522,546 Shares. The exact number of beneficial shareholders for whom these institutions are holding Shares or ADSs cannot be determined without doing an extensive broker search.

Finally, the Company is able to monitor the beneficial ownership of Shares held by employees since ownership of the Employee Custody Receipts is recorded in accounts maintained by The Bank of New York, as depositary. The Bank of New York has informed the Company that as of December 29, 1994, there are 1,199 employees holding 2,522,546 Shares in the form of Employee Custody Receipts.

2. Foreign Reporting Requirements.

Below is a list of Renault's ongoing requirements to publish, file or distribute information under applicable French corporate, securities and other applicable laws, indicating when and where each publication, filing and distribution is made.

The principal public disclosure and reporting requirements applicable to the Company arise under French Law No. 66-537 of July 24, 1966, as amended, and implementing decrees, the rules of the *Commission des Opérations de Bourses* (the "COB"), the authority that regulates French securities markets, and the rules of the *Conseil des Bourses de Valeurs* (the "CBV"), the governing body of the French securities exchanges. Also, the Company has certain obligations with respect to the Luxembourg Stock

Exchange, where three series of the Company's bonds are listed.

Publications may be made, as indicated, in the Legal Notice Bulletin (*Bulletin des Annonces Légales et Obligatoires*, or "BALO"), certain journals of legal announcements (*journaux d'annonces légales*) or newspapers of general circulation. Filings may be made, as indicated, with the Clerk of the Nanterre Commercial Court (*Greffe du Tribunal de Commerce de Nanterre*), for incorporation in the Commercial Register (*Registre du Commerce et des Sociétés*), or with the COB or the CBV in France or with the Luxembourg Stock Exchange, and the information contained in the filing is made public by such authorities. Distributions to shareholders are made by the Company to the registered shareholders appearing in its share register.

The list is organized, for ease of review, into information requirements with respect to 1) regular reporting, 2) shareholder meetings and 3) extraordinary events.

A. <u>Regular Reporting</u>

1. Within four months after the end of each fiscal year (December 31) and at least 15 days prior to the annual meeting of shareholders, Renault is required to publish in the BALO:

(1) a balance sheet, income statement and annex, which need not be certified by Renault's independent auditors;

(2) a proposal for the application of net earnings, which is submitted to shareholders for their approval; and

(3) consolidated financial statements if available, which need not be certified by Renault's independent auditors.

2. Within four months after the end of its second fiscal quarter, Renault must publish in the BALO a table, certified by its independent auditors, setting forth net sales revenues and net earnings before taxes for the first two fiscal quarters, consolidated when possible, accompanied by a brief narrative report of

management describing Renault's business and results during the first two fiscal quarters, highlighting any events of particular importance to Renault's business and describing any foreseeable trends in its business and results during the remainder of the fiscal year.

3. Within 45 days after the close of each fiscal quarter, Renault must publish in the BALO net sales revenues (consolidated when possible) derived from each branch of activity, for such fiscal quarter, each prior fiscal quarter in such fiscal year, the fiscal year to date, and the corresponding periods of the preceding fiscal year.

4. As soon as practicable after its publication. the annual report must be sent to the office of the Company's listing agent with respect to the Luxembourg Stock Exchange.

B. Shareholder Meetings

1. At least 30 days prior to a shareholders' meeting, Renault must publish in the BALO and in a newspaper of nation-wide distribution, a notice of the shareholders meeting setting forth Renault's name, form, capitalization, registered office, agenda for the meeting, the text of all proposed resolutions, the place for filing by financial intermediaries of certificates relating to bearer shares and the place where shareholders may obtain a form for voting by mail. This notice must also be filed with the COB prior to its publication.

2. At least 15 days prior to the annual meeting of shareholders (which generally takes place in May each year), Renault must have its annual report available for distribution to shareholders who request a copy.

3. At least 15 days before a shareholders meeting (6 days in the case of meetings convened upon a second notice), Renault must publish in the BALO and in a journal of legal announcements and must mail to all registered shareholders and to the Company's certified public accountants a notice of the shareholders' meeting setting forth Renault's name, form, capitalization, registered office, agenda for the meeting, the date, time and place of the meeting, the

place for filing by financial intermediaries of certificates relating to bearer shares and the methods for voting by mail. This notice must also be filed with the COB prior to its publication.

4. Within 15 days after the annual ordinary shareholders' meeting and whenever the Company has notice of a variation in aggregate voting rights of 5% or more, the Company must publish in the BALO the total number of voting rights.

5. Within 30 days after its annual meeting of shareholders, Renault must file with the Clerk of the Nanterre Commercial Court:

(1) annual unconsolidated financial statements as certified by Renault's independent auditors and approved by its shareholders;

(2) the statement of the application of net earnings, as approved by the shareholders,

(3) the consolidated financial statements, if any, as certified by Renault's independent auditors; and

(4) the report of the *Conseil d'Administration* (Board of Directors) on the consolidated and unconsolidated operations of Renault.

6. Within 45 days after its annual meeting of shareholders, Renault must publish in the BALO, if modified since the date of prior publication:

(1) annual unconsolidated financial statements as certified by Renault's independent auditors and approved by its shareholders:

(2) the statement of the application of net earnings, as approved by the shareholders; and

(3) the consolidated financial statements, if any, as certified by Renault's independent auditors.

If no modifications have been made since the date of publication listed in B.1, a notice to that effect may be published in the BALO in lieu of filing (1), (2) and (3).

C. **Extraordinary Events**

1. Within 30 days following any of the following changes, a notice thereof must be published in a journal of legal announcements and a copy of such notice must be filed with the Clerk of the Nanterre Commercial Court:

(a) an amendment to the Company's charter documents (*statuts*) changing the name, logo, commercial name, legal form, capitalization, term, purpose or registered office;

(b) a change in directors;

(c) a change in certified public accountants;

(d) the incurrence of significant losses by the Company;

(e) dissolution of the Company or total or partial cessation of its business activities; or

(f) mergers or sales of businesses (in which case the notice should contain information about the other relevant corporations).

In addition, in the event of an amendment to the Company's statuts, the amended *statuts* must be filed with the Luxembourg Stock Exchange.

2. Promptly, Renault must publish in a newspaper of nationwide distribution information with respect to material developments in Renault's business which may have a material effect on the price of Renault shares (unless disclosure of such information may harm the legitimate interests of Renault and its confidentiality is assured). This information must also be filed with the COB and the CBV prior to its publication.

3. Prior to certain financial operations (such as public offerings or tender offers), Renault must provide information with respect to such operation in a *Document de Référence* and *Note d'Opération*, submitted for approval (a "*visa*") to the COB, and must publish a related detailed press announcement in a newspaper of nationwide distribution. The Prospectus submitted to the COB is publicly available.

4. Prior to the issuance of debt securities, Renault must file a notice of such issuance with the COB and must publish such notice in the BALO.

3. Information Submitted Herewith.

The following is a list of information considered by the Company to be material pursuant to paragraphs (b)(1)(i) and (b)(3) of Rule 12g3-2(b) under the Act that Renault (i) has made or is required to make public pursuant to the laws of France; (ii) has filed or is required to file with the stock exchange on which the Shares are traded (the Paris Bourse) and which is made public by such exchange; or (iii) has distributed or is required to distribute to its security holders since the beginning of Renault's last fiscal year. English-language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of the Rule, are enclosed herewith:

(a) 1993 Annual Report of Renault including 1993 audited financial statement of Renault (both parent and consolidated) and the 1994 "Economic Atlas" containing certain highlights of the Company's business in 1993. Exhibit A contains an English-language version.

(b) Unaudited Summary Interim Results for the six months ended June 30, 1994, including management's narrative report. Exhibit B contains an English-language version.

(c) The *Document de Référence* and *Note d'Opération*, dated September 30, 1994 and November 2, 1994, respectively, filed with the COB in connection with the public offering of shares in France as part of the Combined Offering referred to above. Exhibit C contains an English-language description.

(d) Materials distributed to shareholders of Renault in connection with an Extraordinary General Meeting held on November 2, 1994, consisting of the Notice of Meeting, the Report of the Board of Directors, the Supplementary Report of the Board of Directors, the Statutory Auditors Report, the supplementary Statutory Auditor's Report, and the Resolutions proposed for the Meeting. Exhibit D contains an English-language summary.

(e) The *statuts* (charter documents) of Renault, as amended. Exhibit E contains an English-language translation.

(f) Material press Releases published by Renault from January 1, 1994 to December 19, 1994 and dated as follows: January 7, 1994; January 17, 1994; January 25, 1994; February 17, 1994; March 31, 1994; April 18, 1994; July 5, 1994; July 25, 1994; August 16, 1994; September 2, 1994; September 13, 1994; November 16, 1994; December 16, 1994 and December 19, 1994. Exhibit F contains English-language versions.

Representatives of Renault have informed us that Renault will furnish to the Securities and Exchange Commission (the "SEC") on an ongoing basis the information required by subparagraph (b)(1)(iii) of the Rule. If the information that Renault makes or is required to make public, distribute or file shall change from that set forth above, Renault will submit to the SEC a revised list reflecting such changes promptly after the end of the fiscal year in which such change occurs.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact (collect) the undersigned or, in my absence,

David F. Morrison at 011.331.44.50.60.00 (telephone) or 011.331.42.60.56.36 (facsimile).

We would appreciate if you would provide us with the commission file number to be used in connection with the submission of information by Renault pursuant to Rule 12g3-2(b).

Very truly yours,

Nancy C. Jackson/mcb

Nancy C. Jackson

(Enclosures)

cc: Alain Dassas
Véronique Roualet
(Régie Nationale des Usines Renault S.A.)

David F. Morrison
(Sullivan & Cromwell)

03 DEC -2 AM 7:21

Exhibit A

ANNUAL REPORTS

Annual report for the year ended December 31, 2002, including audited consolidated financial statements. -- Exhibit A.1

Annual report for the year ended December 31, 2001, including audited consolidated financial statements. -- Exhibit A.2

Annual report for the year ended December 31, 2000, including audited consolidated financial statements. -- Exhibit A.3

03 DEC -2 AM 7:21

Exhibit B

EARNINGS REPORTS

Earnings report for the first half of 2003, including condensed consolidated financial statements as at and for the six months ended June 30, 2003 and auditor's review report. -- Exhibit B.1

Earnings report for the year ended December 31, 2002 including condensed consolidated financial statements. -- Exhibit B.2

Earnings report for the first half of 2002, including condensed consolidated financial statements as at and for the six months ended June 30, 2002 and auditor's review report. -- Exhibit B.3

Earnings report for the year ended December 31, 2001, including condensed consolidated financial statements. -- Exhibit B.4

Earnings report for the first half of 2001, including condensed consolidated financial statements as at and for the six months ended June 30, 2001 and auditor's review report. -- Exhibit B.5

Earnings report for the year ended December 31, 2000, including condensed consolidated financial statements. -- Exhibit B.6

Earnings report for the first half of 2000, including condensed consolidated financial statements as at and for the six months ended June 30, 2000 and auditor's review report. -- Exhibit B.7

Exhibit B.1

SEC File No. 82-4001

03 DEC -2 AM 7:21


SCENIC

Earnings report

First half 2003

RENAULT

KEY FIGURES

- >> Group sales worldwide: 1.2 million passenger cars and light commercial vehicles, a decline of 4.5%.
- >> Sales in Western Europe: Renault posted a 6.8% decline in sales in a car market that contracted by 2.8%. Renault was the leading brand on both the passenger car market, posting market share of 10.7% (compared with 10.9% in first-half 2002), and the light commercial vehicle market (14.8% versus 16.3% in first-half 2002).
- >> Group revenues: €18,653 million, down 2.1% on a consistent basis.
- >> Consolidated group operating margin: €588 million, or 3.2% of revenues, compared with 4.8% in first-half 2002.
- >> Renault net income: €1,177 million, compared with €894 million in first-half 2002, corresponding to a gain of 31.7%.
- >> Net financial indebtedness of Automobile Division: €2,214 million at June 30, 2003, compared with €2,495 million at December 31, 2002, down €281 million.

OVERVIEW

The group's worldwide sales fell by 4.5% in the first half of 2003. The 6.8% decline in sales in Western Europe, in a market down 2.8%, was chiefly due to an unfavourable market mix and the renewal of several models, including Scénic and Kangoo. The Renault brand nevertheless consolidated its number-one ranking in Europe in both the passenger car and light commercial vehicle markets. Driven by the success of new models – Mégane II three- and five-door hatchback and Espace IV – and the initial impact of the market introduction of Scénic II in June, Renault gradually improved its positions to finish the half-year period with a sharp sales gain in June (+11%). Outside Western Europe, sales rose by 4.4% on the back of buoyant markets in Central and Eastern Europe, a recovery in the Turkish market, as well as growth by Dacia (+14.8%) and Renault Samsung Motors (+10.6%).

On a consistent accounting basis, revenues were down 2.1%, mainly on account of the reduction of sales volumes and the negative currency effect due to the euro's appreciation. Conversely, revenues were boosted by a stronger price and product mix and an increase in sales of components to Nissan.

Despite the negative impact of the appreciation of the euro, an unfavourable market mix and the phasing-out of Scénic I, operating margin was virtually stable compared with the second half of 2002. This resilience was mainly owing to the popular new models – Mégane II and Espace IV – as well as ongoing purchasing cost reduction, overhead costs kept under control and improved performance by the sales financing business. At the end of the half-year period, the first billings for Scénic II and full capacity of Espace IV production began to have an impact on operating margin.

Renault net income was bolstered by the sharp increase in Nissan's contribution, which was driven up by Nissan's revenue growth and continued high level of profitability.

The group continued to strengthen its balance sheet. Net automotive debt was cut by €281 million to stand at €2,214 million at June 30, 2003 on account of a soundly managed investment policy and positive exchange rate impact.

OUTLOOK

The gradual improvement in Renault's performance during the first half will continue in the second half with the rollout of new Mégane models. Renault expects to increase its market share and operating margin in the second half as a result of these developments.

In 2003, Renault aims to achieve an operating margin of between 3.5% and 4% and higher net income than in 2002, in spite of a European market down by 3% to 4% and an even sharper decline in the French market, and given the current exchange rates.

The operating margin should continue to improve in 2004, except in the case of a change in the economic environment.

SALES PERFORMANCE

AUTOMOBILE:

>> In a less favourable environment, marked by a 2.8% decline in the European car market, the Renault group achieved worldwide sales[1] of 1.22 million units in the first half of 2003, a drop of 4.5%.

>> In Western Europe, Renault sales fell by 6.8%, chiefly owing to market conditions and an unfavourable geographic mix (plus the phasing-out of Scénic I). Despite falling sales, Renault remained the leading brand in both passenger cars (with a market share of 10.7%) and light commercial vehicles (14.8%).

>> Renault group sales in the rest of the world rose by 4.4%, driven by buoyant markets in Central and Eastern Europe, a recovery on the Turkish market, and rising sales for Renault Samsung Motors (up by 10.6%) and Dacia (up by 14.8%). Renault nevertheless continued to suffer from the ongoing economic crisis in Argentina and a market slump in Brazil.

SALES FINANCING:

>> RCI Banque's average loans outstanding rose by 7.5% in the first half of 2003 to reach €19.3 billion at June 30, 2003.

AUTOMOBILE

Renault group worldwide sales (passenger cars and light commercial vehicles) fell by 4.5% in the first half of 2003. A drop of 68,000 units in Renault brand sales was partially offset by increased sales for Renault Samsung (+6,000 units) and Dacia (+4,000 units). Sales outside Western Europe continued to rise, accounting for over 22.2% of the worldwide total, up from 20.3% in the first half of 2002.

H1	2002 (*)	2003 (*)	change
	Renault		
Western Europe	**1,022,240**	**952,596**	**– 6.8%**
Central Europe	54,019	57,085	5.7%
Turkey	7,412	15,118	104.0%
Eastern Europe and Russia	9,128	11,317	24.0%
Latin America	67,541	60,245	– 10.8%
Other international	41,532	37,709	– 9.2%
Worldwide excl. Western Europe	**179,632**	**181,474**	**1.0%**
Total RENAULT	1,201,872	1,134,070	**– 5.6%**
	Dacia		
Total DACIA (**)	**27,433**	**31,506**	**14.8%**
	Renault Samsung		
Total RENAULT SAMSUNG (**)	**53,699**	**59,377**	**10.6%**
WORLDWIDE GROUP SALES	**1,283,004**	**1,224,953**	**– 4.5%**
– o/w passenger cars	1,104,119	1,063,852	– 3.6%
– o/w light commercial vehicles	178,885	161,101	– 9.9%
Worldwide group sales:			
– in Western Europe	**1,022,240**	**952,596**	**– 6.8%**
– outside Western Europe	**260,764**	**272,357**	**4.4%**

(*) Preliminary figures (**) Local market and export sales

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, figures include 14,453 unregistered vehicles in the first half of 2003 (compared with 20,218 in the first half of 2002). In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

RENAULT BRAND

Total worldwide sales for the Renault brand fell by 5.6% in the first half of 2003 to 1,134,070 passenger cars and light commercial vehicles, compared with 1,201,872 in the first half of 2002. The decline was due to a 6.8% drop in sales in Western Europe; sales in the rest of the world rose by 1%.

In Western Europe, Renault sales totalled 952,596 units, down from 1,022,240 in the first half of 2002. This 6.8% fall came against the backdrop of a 2.8% market slump, to 8.5 million units. In the first half of 2003, Renault remained the leading brand on the European passenger car and light commercial vehicle markets combined, with a market share of 11.1% (compared with 11.5% in the first half of 2002), and bolstered its lead on the passenger car market.

▸▸ On the Western European **passenger car market**, which experienced a 2.6% drop in total registrations, Renault continued to lead the field in the first half of 2003, posting market share of 10.7%, against 10.9% in the first half of 2002. Two-thirds of the sales decline stemmed from an unfavourable market mix, since market shrinkage was most pronounced in those countries where Renault sells most, including France (down 7.7%), Belgium (down 9.6%) and Portugal (down 24%). The remaining third is explained by the slightly negative brand effect of the phasing-out of Scénic I and falling Laguna sales on the steeply declining D segment.

A drop in sales was expected: in early 2003, Renault had announced an inevitable seasonal downswing in its Western European sales compared with 2002, arising from the product launch schedule. This was indeed apparent in the first half of 2003, though underperformance with respect to the first half of 2002 attenuated toward the end of the period, with an upswing in June, when Renault achieved a market share of 11.8%, compared with 10.8% in June 2002.

The gain is explained by the popular new Mégane II models (three- and five-door hatchback), improved availability of Espace IV, sustained market performance for Clio, and appeal of Renault diesel-engined models. By the end of June 2003, 50.6% of Renaults were sold with diesel engines, compared with 45.9% at the end of June 2002. Renault today stands as the number-one European brand of diesel-powered cars, with 12.8% of the market. And Renault also emerges as the safest brand on the market, with four models (Laguna, Vel Satis, Mégane II and Espace IV) achieving the highest safety ratings, and Espace IV achieving the highest test score ever recorded in the Euro NCAP crash tests.

▸ In **France**, Renault confirmed its number-one position in the first half of 2003, with 27.2% of the market (compared with 28% in the first half of 2002). Much of the credit for this performance goes to Mégane and Clio, ranked first and second in the sales charts, with market shares of 9.1% and 8.4%, respectively. On a market that contracted by 7.7%, Renault sales dropped by 10.4%.

Elsewhere in Western Europe, Renault performance was varied: market share rose in Italy and Portugal, stayed steady in Spain and Belgium, and slipped back in Germany, the Netherlands and the UK.

In **Germany**, the overall market shrunk by 1%. Renault ranked number-one imported brand, with a market share of 6.3% (compared with 6.4% in the first half of 2002). The steep rise in sales of Mégane (up four-tenths of a point) and Espace IV (up one-tenth of a point) failed to offset declining sales for Clio (down two-tenths of a point) and, above all, Laguna (down four-tenths of a point).

In **Netherlands**, following an all-time high in 2002, Renault went on to achieve increased market share for its successful new models (up three-tenths of a point for Mégane and half a point for Espace IV), though Laguna sales slipped back by 1.3 points. Overall market share dropped by 1.1 points to 9.9% from 11% in the first half of 2002), and total sales dropped by 11.7% in a market that experienced a 1.9% decline overall.

In a stable **UK** market, Renault market share dropped to 7.3% from 7.6% in the first half of 2002. But after a fairly slow start, sales of Mégane II rose steeply toward the end of the half-year period. Overall sales fell by 3.2%.

In **Spain**, Renault kept its leadership, with market share stable at 12.4%. Falling Laguna sales (down by two-tenths of a point) were compensated by rising Mégane sales (up by two-tenths of a point). The 1.1% drop in Renault sales was in line with market decline.

In **Belgium/Luxembourg**, the 10.1% fall in Renault sales in the first half of 2003 was also due to a steep 9.6% decline in the overall market. Renault market share remained virtually stable at 11.7%, chiefly attributable to success of Mégane (sales up by seven-tenths of a point) and Espace IV (up by five-tenths of a point).

In **Italy**, good results by Clio (sales up by seven-tenths of a point) and Mégane (up by six-tenths of a point) enabled Renault to make significant headway, with market share of 8% – up from 6.7% in the first half of 2002 – and sales up by 19.2% on a steady market.

In **Portugal**, which suffered the steepest market decline of 24% in Western Europe in the first half of 2003, Renault widened its lead, with market share increasing by 1.7 points to 14.9% from 13.2% in the first half of 2002. This result owes chiefly to success of Mégane (sales up by 2.9 points), which benefited from tax incentives on the 1.5 dCi engine.

Segment-by-segment breakdown, shows that the 2.6% fall in the overall passenger car market in the first half of 2003 is not evenly distributed. Decline is apparent in entry-level compact cars (sub-B segment, down by 21.7%), the C segment (down by 8.4%) and the D segment (down by 9.9%), whereas we observe significant market growth for small cars (B segment, up by 11.4%), passenger-carrying vans (up by 4.8%) and large-format MPVs (up by 16%).

▸ **Renault sales performance in Western Europe**, in the first half of 2003 should be analysed model by model in the light of market trends in each segment:

- **Twingo** market share dropped by one-tenth of a point in Western Europe to 0.8%. In a city-car segment that shrunk by 21%, Twingo's share rose to 13.2% from 12% in the first half of 2002. Though the initial release dates back over 10 years, Twingo continues to lead its segment, enjoying unchallenged status throughout Europe for balance between compact size and interior space. And Twingo still ranks among the French top 10, with 2.7% of the market.
- **Clio** claimed 3.3% of the Western European market in the first half of 2003, down from 3.5% in the first half of 2002. It ranked second in the growing B segment (up by 11.4%), which has seen a wave of new model releases, and posted market share of 11.8%, and narrowed the gap with the segment leader, the Peugeot 206. Fitted with a best-in-class diesel engine, Clio achieved one of the highest diesel mixes in its segment, at 40.6%. And Clio topped the sales charts for its segment in France.
- Following successful release in March 2003, the new-generation **Kangoo car** ranked second on the passenger-carrying van segment in the first half of 2003, with a market share of 22.1%. And it reclaimed segment leadership in June, with a share of 23.7%.
- **Mégane** is the biggest selling model on the European market, with a 4.1% share in the first half of 2003 (up by half a point on the first half of 2002). This performance was achieved in a context of full-scale range renewal, and owed to the successful launch of the first two models in October 2002, plus a well-managed phase-out of Scénic I. Sales of **Mégane II** three- and five-door hatchback models rose more than 100%, and Renault doubled its share of the C-segment hatchback market, from 3.0% to 6.6%. This far outmatches the performance on launch of Mégane I.
- **Laguna** sales were heavily penalized by a substantial decline of 9.9% in the D segment. In addition, comparison is distorted since figures in the first half of 2002 had been boosted by the lifting of sourcing constraints holding back sales in 2001. In the first half of 2003, Laguna claimed a 1.3% share of the Western European market, down by half a point from 1.8% over the same period in 2002. On a market segment that saw a number of new arrivals over the second half of 2002, Laguna achieved a market share of 7.3% (down from 9.1% in the first half of 2002), to take third place among volume brands in Europe. In France, Laguna led its segment.
- **Vel Satis** claimed a 2.2% share of the E segment in the first half of 2003, down from 2.7% in the first half of 2002. With performance comparable to that of the Volvo S80, Vel Satis addresses a more upmarket sector than Safrane. Volumes are therefore lower, but the version mix more advantageous with more than 70% of sales for the upmarket *Privilège and Initiale* finishes. Renault's aim is to capitalize on this trend and let the vehicle progress in step with customer satisfaction.
- Despite availability shortcomings in early 2003, **Espace IV** advanced in Western Europe to claim a market share of 0.4%. This rise was especially pronounced over the second quarter. Espace IV was Western Europe's leading large-format MPV, with a segment share of 16.6%, and confirmed its upmarket status with 42% of the sales mix going to top-end versions, a higher proportion than initially expected. Espace IV also excels in passive safety, achieving five-star rating in the Euro NCAP crash tests with the highest test score ever recorded.

▸▸ The **light commercial vehicle** market in Western Europe declined more steeply than the passenger car market in the first half of 2003, by 4.7%. Renault kept its lead position on this market, though market share was down to 14.8% from 16.3% in the first half of 2002, chiefly owing to an unfavourable market mix (responsible for loss of three-tenths of a point), Kangoo Van renewal and falling sales of the Clio Van in France. Sales of light commercial vehicles fell by 13.7% overall in the first half of 2003.

- **Clio** kept its position as leading car-derived van, with a 19.5% share of the segment. This was 4.6 points down on the first half of 2002, owing to decline on the French market and intensifying competitive pressure.
- **Kangoo** kept its long lead on the European small van segment, with a share of 22.5% (down by 4.2 points on the first half of 2002), and ranked second for light commercial vehicles overall.
- On the European van segment, Renault rose to third place, with a share of 11.2% (up by four-tenths of a point on the first half of 2002). **Master** (including Mascott and the rear-wheel-drive Master that was launched in January 2003) slipped back to 6% from 6.8% in the first half of 2002, while **New Trafic** continued to rise, reaching a segment share of 5.2%, up from 4% in the first half of 2002.

Outside Western Europe, Renault sales of **passenger cars and light commercial vehicles** totalled 181,474 units in the first half of 2003, up by 1% from 179,632 in the first half of 2002.

Growth was significant on a number of markets, especially in Central and Eastern Europe, Turkey, Russia, and Northern Latin America.

- In **Central Europe**, the automobile market proved very buoyant (up by 11.6%), driven largely by growth on the Polish market (up 13.5%), which represents about a third of the total. Following substantial growth over the last two years, Renault's market share in passenger cars and light commercial vehicles remained steady in the first half of 2003, at 10.9% (against 11.5% in the first half of 2002), with Renault keeping second place. Success of Mégane II (up by four-tenths of a point) partially offset falling sales of Laguna (down by four-tenths of a point), Clio (down by two-tenths of a point) and Twingo (down by three-tenths of a point). Overall, Renault sales rose by 5.7%.
  In **Poland**, Renault's market share rose by two-tenths of a point to 10.4%, from 10.2% in the first half of 2002, owing to good results for Mégane II (up by two-tenths of a point), Thalia (up by two-tenths of a point), and Kangoo (up by three-tenths of a point). Laguna sales, however, dropped by half a point.
- In **Turkey**, Renault sales rose by 104% to 15,118 units, driven by a 103% increase in the Turkish automobile market overall. Renault ranked second on this market, with a share of 14.1% (up from 14% in the first half of 2002). Renault led the passenger car market, with a share of 18.6% (up from 17.9% on the first half of 2002), the rise being chiefly explained by success of the Mégane range (up by 3.2 points, to claim 9.3% of the Turkish market).
- In **Russia**, Renault sales rose by almost 48% to 5,288 units, making a five-fold increase over the last three years. Clio Symbol (in hatchback and saloon versions) accounted for half of Renault sales, and became the number-three imported vehicle in Russia. Renault stood as the third biggest car imported brand in Russia, with a market share of 0.9%. In February 2003, Renault announced a decision to step up development on the Russian market, investing €230 million for local production and sale from mid-2005 of its forthcoming X90 vehicle, with a manufacturing facility having a capacity of 60,000 vehicles per year. This confirms Renault's interest in the Russian automobile market, which totalled 1.1 million registrations in 2002.
- In Northern Latin America, Renault sales rose substantially in two countries:
  - Two years after returning to **Mexico**, Renault reported a market share of 2% in the first half of 2003 (up by eight-tenths of a point on the first half of 2002), with sales of 8,740 units (up by 42%).
  - In **Colombia**, Renault sales rose by over 24% in the first half of 2003, to 8,576 units, for a market share of 18.6% (up by 1.8 points).

However, Renault faced very difficult market conditions in Argentina and Brazil, with overcapacity and heavy price pressure:

- In **Argentina**, where the economy is at a virtual standstill, the automobile market continued its downward trend in the first half of 2003, falling 14.8% to 54,600 units. There were, however, signs of a slight pickup in May and June. Renault's market share suffered a substantial drop to 13.2%, from 20.3% in the first half of 2002. This affected all models in the range, and Renault sales totalled 7,205 units, a drop of 44.5% with respect to the same period in 2002.
- In **Brazil**, Renault adapted its activity in line with downward market conditions (down 8.4% with respect to the first half of 2002). Renault kept fifth place on the Brazilian market, with a share of 4.3% (down by two-tenths of a point on the first half of 2002).

DACIA BRAND

In the first half of 2003, Dacia sales increased by 14.8% to 31,500 **passenger cars and light commercial vehicles**. Growth was chiefly driven by a three-fold increase in exports, to 4,500 units. On a **Romanian** market that experienced 10.6% growth and opened wider to imported cars, Dacia kept its lead position, with a share of 47.8% (down by 2.8 points), largely thanks to **Solenza** and a successful market response to the new diesel pick-up versions. The Solenza saloon was launched in April and features a Renault engine and gearbox. It should enable Dacia to strengthen its position on the Romanian market and increase exports to some countries in Central Europe, Eastern Europe and North Africa. Solenza had been on sale for only three months, yet accounted for over 30% of total Dacia sales in the first half of 2003 (nearly 50% in the second quarter alone).

RENAULT SAMSUNG BRAND

The **Korean passenger car** market suffered an 8.1% decline in the first half of 2003, largely as a result of the economic slump. Figures were especially low in June (down 14.1%), pending a government decision on a drop in vehicle taxation (a measure that came into effect on July 12). Registration figures in the first half of 2002 had already been boosted by tax incentives, which helped keep the market afloat.

Conditions vary considerably by market segment. The midsize segment – addressed by **SM5** – experienced a 5.7% drop, while the sub-mid segment (**SM3**) experienced an 8.9% rise, owing to an expanded offer. In this difficult context, Renault Samsung increased its share of the Korean market by 10.4%, up from 8.7% in the first half of 2002, with sales (including export of 324 units) rising by 10.6% to reach 59,377 units.

The **SM5** claimed 48.8% of the E segment, and stood as the second-biggest seller in Korea. And following release in September 2002, the **SM3** held 14.6% of its segment.

SALES FINANCING

In the first half of 2003, RCI Banque financed 34.9% of Renault and Nissan registrations in Western Europe, compared with 32.4% in the first half of 2002. The proportion of registrations financed increased for both the Renault brand (36.3%, compared with 33.5% in the first half of 2002) and the Nissan brand (28.5%, up from 26.2% in the first half of 2002).

RCI Banque processed €4.95 billion in new financing contracts excluding "card" business in the first half of 2003, compared with €4.74 billion in the first half of 2002 – an increase of 4.5% with 526,757 new contracts excluding "card" business (up 2.9% from 512,019 in the first half of 2002).

RCI Banque's average loans outstanding amounted to €19.33 billion at June 30, 2003, up 7.5% (versus €17.98 billion at June 30, 2002).

STATISTICS

TOTAL INDUSTRY VOLUME – Registrations (units)

Main Renault markets

	H1 2002	H1 2003	Change 2003/2002
	Passenger cars		
France	1,158,446	1,069,160	-7.7%
Germany	1,693,929	1,677,157	-1.0%
United Kingdom	1,347,693	1,347,485	0.0%
Italy	1,238,745	1,237,400	-0.1%
Spain + Canary Islands	694,710	687,948	-1.0%
Belgium/Luxembourg	318,218	287,686	-9.6%
Netherlands	292,442	287,002	-1.9%
Other countries in Western Europe	1,017,687	966,283	-5.1%
Western Europe	**7,761,870**	**7,560,121**	**-2.6%**
Poland	153,303	173,746	13.3%
Central Europe (*)	**428,553**	**483,364**	**12.8%**
Argentina	49,914	40,308	-19.2%
Brazil (*)	585,165	545,783	-6.7%
Turkey (*)	30,288	63,755	110.5%
	Light commercial vehicles		
France	217,225	198,940	-8.4%
Germany	97,272	92,037	-5.4%
United Kingdom	134,795	153,433	13.8%
Italy	127,581	91,946	-27.9%
Spain + Canary Islands	136,324	145,825	7.0%
Belgium/Luxembourg	31,794	33,154	4.3%
Netherlands	46,984	44,580	-5.1%
Other countries in Western Europe	151,752	139,442	-8.1%
Western Europe	**943,727**	**899,357**	**-4.7%**
Poland	9,565	11,176	16.8%
Central Europe (*)	**40,328**	**40,138**	**-0.5%**
Argentina	14,125	14,261	1.0%
Brazil (*)	82,073	65,722	-19.9%
Turkey (*)	22,510	43,368	92.7%
	Passenger cars and light commercial vehicles		
France	1,375,671	1,268,100	-7.8%
Germany	1,791,201	1,769,194	-1.2%
United Kingdom	1,482,488	1,500,918	1.2%
Italy	1,366,326	1,329,346	-2.7%
Spain + Canary Islands	831,034	833,773	0.3%
Belgium/Luxembourg	350,012	320,840	-8.3%
Netherlands	339,426	331,582	-2.3%
Other countries in Western Europe	1,169,439	1,105,725	-5.4%
Western Europe (*)	**8,705,597**	**8,459,478**	**-2.8 %**
Poland	162,868	184,922	13.5%
Central Europe (*)	**468,881**	**523,502**	**11.6%**
Argentina	64,039	54,569	-14.8%
Brazil (*)	667,238	611,505	-8.4%
Turkey (*)	52,798	107,123	102.9%

(*) Preliminary figures based on data supplied by official bodies or manufacturers

Main Dacia and Renault Samsung markets

Romania – Dacia (passenger cars and LCVs)	51,170	56,586	10.6%
South Korea – Renault Samsung (passenger cars)	620,390	570,045	-8.1%

RENAULT GROUP - Registrations (units) and market share (as a %)(*)

RENAULT – Sales performance on main markets

	H1 2002		H1 2003	
Passenger cars	**units**	**as a %**	**units**	**as a %**
France	324,110	28.0	290,400	27.2
Germany	109,196	6.4	105,165	6.3
United Kingdom	102,111	7.6	98,813	7.3
Italy	82,928	6.7	98,888	8.0
Spain + Canary Islands	86,391	12.4	85,421	12.4
Belgium/Luxembourg	37,384	11.7	33,616	11.7
Netherlands	32,171	11.0	28,400	9.9
Other countries in Western Europe	73,703	7.2	64,517	6.7
Western Europe	**847,994**	**10.9**	**805,220**	**10.7**
Poland	15,835	10.3	18,201	10.5
Central Europe (*)	**49,354**	**11.5**	**52,452**	**10.9**
Argentina	10,576	21.2	6,246	15.5
Brazil (*)	29,374	5.0	25,095	4.6
Turkey (*)	5,436	17.9	11,870	18.6
Light commercial vehicles				
France	79,069	36.4	65,056	32.7
Germany	9,523	9.8	7,506	8.2
United Kingdom	10,165	7.5	9,724	6.3
Italy	13,295	10.4	8,941	9.7
Spain + Canary Islands	18,115	13.3	18,226	12.5
Belgium/Luxembourg	4,777	15.0	5,290	16.0
Netherlands	4,492	9.6	5,480	12.3
Other countries in Western Europe	14,592	9.6	12,700	9.1
Western Europe	**154,028**	**16.3**	**132,923**	**14.8**
Poland	825	8.6	1,118	10.0
Central Europe (*)	**4,665**	**11.6**	**4,633**	**11.5**
Argentina	2,398	17.0	959	6.7
Brazil (*)	751	0.9	1,458	2.2
Turkey (*)	1,976	8.8	3,248	7.5
Passenger cars and light commercial vehicles				
France	403,179	29.3	355,456	28.0
Germany	118,719	6.6	112,671	6.4
United Kingdom	112,276	7.6	108,537	7.2
Italy	96,223	7.0	107,829	8.1
Spain + Canary Islands	104,506	12.6	103,647	12.4
Belgium/Luxembourg	42,161	12.0	38,906	12.1
Netherlands	36,663	10.8	33,880	10.2
Other countries in Western Europe	88,295	7.6	77,217	7.0
Western Europe	**1,002,022**	**11.5**	**938,143**	**11.1**
Poland	16,660	10.2	19,319	10.4
Central Europe (*)	**54,019**	**11.5**	**57,085**	**10.9**
Argentina	12,974	20.3	7,205	13.2
Brazil (*)	30,125	4.5	26,553	4.3
Turkey (*)	7,412	14.0	15,118	14.1

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

Dacia and Renault Samsung – Sales performance on main markets

DACIA – Romania (passenger cars and LCVs)	25,896	50.6	27,044	47.8
RENAULT SAMSUNG – South Korea (passenger cars)	53,641	8.6	59,053	10.4

RENAULT – Sales performance in Western Europe by model

Market share (%)

	TIV Europe				Segment				
	Renault market share			Segment	Change TIV	Renault market share			Rang 2003
	H1 2002	H1 2003	Change 03/02		03/02	H1 2002	H1 2003	Change 03/02	
Passenger cars									
Twingo	0.9	0.8	– 0.1	Sub-B	– 21.7	12.0	13.2	1.2	1
Clio	3.5	3.3	– 0.2	B	11.4	14.2	11.8	– 2.4	2
Kangoo	0.5	0.5	0.0	Passenger-carrying var	4.8	25.9	22.1	– 3.8	2
Mégane/Mégane II	3.6	4.1	0.5	C	– 8.4	10.5	12.7	2.2	1e
Laguna	1.8	1.3	– 0.5	D	– 9.9	9.1	7.3	– 1.8	6
Vel Satis / Avantime	0.2	0.2	0.0	E	0.4	3.4	2.7	– 0.7	n/a
Espace / Espace IV	0.4	0.4	0.0	E	16.0	17.7	16.6	– 1.1	1e
Other *(incl. Trafic and Master Car)*	0.0	0.1	0.1						
Total passenger cars	**10.9**	**10.7**	**– 0.2**		**– 2.6**				**1**
Light commercial vehicles									
Car-derived vans:	*4.1*	*3.4*	*– 0.7*	*CDVs*	*– 8*	*29.1*	*24.9*	*– 4.2*	
Twingo	0.1	0.1	0.0			0.8	0.6	– 0.2	25
Clio	3.4	2.7	– 0.7			24.1	19.5	– 4.6	1
Mégane	0.6	0.6	0.0			4.2	4.8	0.6	6
Small vans:	*6.7*	*5.9*	*– 0.8*	*Small vans*	*– 0.4*	*26.7*	*22.5*	*– 4.2*	
Kangoo	6.7	5.9	– 0.8			26.7	22.5	– 4.2	2
Vans:	*5.5*	*5.5*	*0.0*	*Vans*	*– 7.9*	*10.8*	*11.2*	*0.4*	
Trafic/Trafic 2	2.0	2.5	0.5			4.0	5.2	1.2	7
Master /Master 2	3.0	2.6	– 0.4			5.9	5.2	– 0.7	6
Mascott / Master propulsion	0.5	0.4	– 0.1			0.9	0.8	– 0.1	24
Other:	*0.0*	*0.0*	*0.0*						
Laguna, Espace, Express	0.0	0.0	0.0						
Total light commercial vehicles	**16.3**	**14.8**	**– 1.5**		**– 4.7**				**1**
Total passenger cars and light commercial vehicles	**11.5**	**11.1**	**– 0.4**						

RENAULT GROUP – Registrations in Western Europe by model

Passenger cars and light commercial vehicles

	H1	
	2002 (1)	**2003** (1)
Twingo	75,236	64,438
Clio	306,062	276,804
Thalia	591	92
Mégane / Mégane II	280,781	312,027
Laguna	141,696	101,820
Safrane	9	0
Vel Satis	10,184	8,415
Avantime	2,905	1,992
Espace / Espace IV	27,089	29,614
Express	2	6
Kangoo	102,432	88,121
Trafic / Trafic II	20,576	27,078
Master / Master II	30,049	24,176
Mascott / Master Propulsion	4,227	3,453
Other *(Spider, Messenger,...)*	183	107
Registrations in Western Europe	**1,002,022**	**938,143**

(1) Preliminary figures

RENAULT GROUP – Worldwide production by model and by brand [(1)]

	H1 2002	H1 2003
Renault production		
Twingo	86,481	68,524
Clio II	381,573	363,065
Kangoo	60,014	57,119
Mégane	335,025	164,914
Mégane II	0	212,981
Laguna II	149,175	109,330
Espace	25,578	1
Espace IV	0	30,570
Vel Satis	16,030	8,785
Avantime	3,740	1,398
Total passenger cars	**1,057,616**	**1,016,687**
Kangoo Express	61,956	59,455
Twingo Van	1,082	622
Clio Van	32,105	25,461
Mégane Van	3,468	0
Mégane II Van	0	3,796
Trafic (2)	822	0
Master 2	43,852	37,443
Mascott	1,372	5,533
Total light commercial vehicles	**144,657**	**132,310**
Total Renault production	**1,202,273**	**1,148,997**
Dacia production		
SuperNova	13,443	2,438
Solenza	0	12,384
Other (saloons, estates, etc.)	7,774	7,074
Total passenger cars	**21,217**	**21,896**
Pick-up 1300 (incl. Double Cab)	6,093	9,455
Total light commercial vehicles	**6,093**	**9,455**
Total Dacia production	**27,310**	**31,351**
Renault Samsung production		
SM5 (passenger car)	52,303	47,891
SM3 (passenger car)		19,969
Total Renault Samsung production	**52,303**	**67,860**
WORLDWIDE GROUP PRODUCTION	**1,281,886**	**1,248,208**

(1) Production data taken from vehicle deliveries to sales entities.

(2) New Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona was not recorded as Renault production (the proportion of New Trafic production by Renault was 20,841 in first-half 2002 and 38,309 in first-half 2003).

GROUP RESULTS AND BREAKDOWN BY DIVISION

>> The group reported consolidated revenues of €18,653 million, down 2.1% on first-half 2002 on a consistent accounting basis.
>> Operating margin was 3.2% of revenues, or €588 million, compared with 4.8% in first-half 2002 and 3.3% in second-half 2002.
>> Other operating income and expenses netted to a charge of €170 million.
>> Nissan Motor contributed €859 million to Renault's earnings in first-half 2003 compared with €425 million in first-half 2002. The contribution from AB Volvo amounted to €91 million compared with €51 million one year earlier.
>> Renault's net income for the period was €1,177 million compared with €894 million in first-half 2002.
>> The net financial indebtedness of the automobile division amounted to €2,214 million, down €281 million on December 31, 2002.

CONSOLIDATED INCOME STATEMENTS

Group **revenues** fell 2.1% on a consistent accounting basis to €18,653 million in first-half 2003.

- The revenue contribution of the **Automobile Division** fell 2.4% on a consistent basis to €17,668 million. This was due primarily to declining sales volumes in Western Europe and the negative impact of the euro's appreciation, principally against sterling, the Brazilian real and the Korean won. This currency effect alone is estimated at 2.7% of Automobile Division revenues. On the plus side, revenues were boosted by a stronger price and product mix in Western Europe and by a rise in international billings, especially by Renault Samsung Motors, Dacia and Renault in Turkey. A further boost came from an increase in sales of engines and components to Nissan.
- The contribution of the **Sales Financing Division** to group revenues amounted to €985 million, up 4% on a consistent basis. This is mainly attributable to a rise in average loans outstanding, which grew 7.5% compared with June 30, 2002, and to other finance-related services.

Divisional contributions to group revenues

€ million	2002 published	2002 restated[1]			2003			Change 2003 / 2002 restated		
	H1	Q1	Q2	H1	Q1	Q2	H1	Q1	Q2	H1
Automobile	18,067	8,829	9,278	18,107	8,545	9,123	17,668	–3.2%	–1.7%	–2.4%
Sales Financing	943	451	496	947	470	515	985	+ 4.2 %	+ 3.8 %	+ 4 %
Total	**19,010**	**9,280**	**9,774**	**19,054**	**9,015**	**9,638**	**18,653**	**–2.9%**	**–1.4%**	**–2.1%**

(1) For comparison purposes, 2002 figures have been adjusted to a basis consistent with 2003 figures. The main changes concern the Automobile Division:
– scope of consolidation: deconsolidation of Renault Agriculture on April 30, 2003 following the sale of a 51% stake to Claas (negative impact: €109 million); full consolidation on January 1, 2003 of the Russian subsidiary Avtoframos (positive impact: €16 million) and Renault Algérie (positive impact: €18 million).
– method of consolidation: Sofasa was included by full consolidation on January 1, 2003 (positive impact: €123 million).

Group operating margin in first-half 2003 was 3.2% of revenues, or €588 million, compared with 4.8% in first-half 2002 and 3.3% in the second half. Stripping out the impact of IAS 38, operating margin was 1.8% compared with 3% in first-half 2002 and 1.9% in the second half.

Divisional contributions to group operating margin

€millions	H1 2002	H2 2002	FY 2002	H1 2003	Change H1 2003/H1 2002
Automobile	**758**	**431**	**1,189**	**399**	-47.4%
o/w impact of IAS 38	*342*	*245*	*587*	*254*	
% revenues	4.2%	2.6%	3.5%	2.3%	
Sales Financing	**154**	**140**	**294**	**189**	+22.7%
% revenues	16.4%	14,9 %	15.6%	19.2%	
Total	**912**	**571**	**1,483**	**588**	-35.5%
o/w impact of IAS 38	*342*	*245*	*587*	*254*	
% revenues	**4.8%**	**3.3%**	**4.1%**	**3.2%**	

The **Sales Financing Division** contributed €189 million to the group's operating margin, or 19.2% of revenues, an increase on first-half 2002. This reflects a rise in the total bank operating income of RCI Banque, driven chiefly by higher margins on average loans outstanding.

The **Automobile Division** reported operating margin of €399 million. This is equivalent to 2.3% of revenues, compared with 4.2% in first-half 2002. The change is attributable to four main factors:

- The impact of IAS 38 (1) diminished by €88 million compared with first-half 2002.
- Europe's contribution fell, mainly because of negative fall-out from declining volumes, notably in France, and the strength of the euro. Factors specific to Renault, namely the negative repercussions of the phasing-out of Scénic I and the deterioration in the upper midrange D segment (which affected the performance of Laguna) were offset by the success of the Mégane II hatchback, the steady rise in sales of Espace IV, and further savings on purchasing costs. At the end of the first half, the first billings for Scénic II began to have an impact on operating margin.
- Overhead costs (administrative and IT costs, head office expense) were kept under control and remained stable, following a decline in 2002. Research & Development spend, excluding the impact of IAS 38, also remained stable.
- The international contribution held steady. In Mercosur, the implementation of adjustment measures made it possible to slightly reduce losses, amid price pressures and falling volumes. Turkey's contribution increased on the back of a pick-up in sales. Renault Samsung Motors' contribution remained positive but dipped slightly owing to negative currency effect.

Other operating income and expenses netted to a negative €170 million compared with a negative €101 million in first-half 2002.

The expense account includes two main items: €54 million of restructuring costs and provisions, compared with €44 million in first-half 2002, and extraordinary operating expenses of €105 million, including a €60 million adjustment to the provision for additional paid vacations and €49 million in costs and provisions recorded for the discontinuation of Avantime, announced by Matra Automobile on February 26, 2003.

The income account includes a €10 million capital gain on the sale of a 51% holding in Renault Agriculture to Claas on April 30, 2003.

After allowing for other operating income and expenses, the group's **operating income** came to €418 million compared with €811 million in first-half 2002.

(1) The impact of the application of IAS 38 is described in detail in note 4 of the notes to the consolidated financial statements.

Net financial items showed a loss of €34 million compared with €53 million in first-half 2002 (which included €65 million of foreign exchange losses for Renault Argentina). At June 30, 2003, this account included a depreciation allowance of €30 million for treasury shares earmarked for stock option plans, compared with writeback of €53 million recorded at June 30, 2002.

Renault's share in the **net income of companies accounted for by the equity method** was a positive €936 million at June 30, 2003 compared with €454 million at June 30, 2002.

- Renault benefited from a sharp increase in the earnings of Nissan. Nissan's equity-accounted contribution to Renault's first-half 2003 earnings was a positive €859 million after goodwill amortization compared with €425 million in first-half 2002.
  (for further details, see Note 8 of the notes to the consolidated financial statements).
- The equity-accounted contribution of AB Volvo(1) to Renault's earnings was a positive €91 million after negative goodwill amortization, compared with €51 million at June 30, 2002.
- Other equity-accounted affiliates generated a loss of €14 million for Renault as at June 30, 2003 compared with €22 million at June 30, 2002.

In first-half 2003, **current and deferred taxes** produced a net charge of €129 million compared with €285 million in first-half 2002. The effective tax rate was 9.8%, compared with a standard rate in France of 35.4%. The difference is mainly attributable (23.8%) to Renault's share in the net income or loss of equity-accounted affiliates, principally Nissan.

Renault's **net income** for first-half 2003 amounted to €1,177 million, compared with €894 million in first-half 2002. After neutralizing 44.4% of Renault shares held by Nissan, earnings per share worked out to €4.43, compared with €3.53 in first-half 2002.

(1) In 2001, Renault and Volvo initiated an arbitration procedure concerning the interpretation of the contribution agreement for Renault Véhicules Industriels shares, which might ultimately reduce the contribution value. For this reason, Renault set aside a provision relating to this arbitration process in 2001. There have been no new developments since then. Renault believes that the outcome of the procedure will have no material impact on its financial position.

NET FINANCIAL INDEBTEDNESS

The **net financial indebtedness** of the Automobile Division contracted by €281 million relative to December 31, 2002, reaching €2,214 million (including €341 million of redeemable shares) compared with €2,495 million at December 31, 2002.

The decline is attributable to the following factors:

- **Positive translation differences** of €348 million on foreign-currency debt, including a €398 million gain on euro/yen hedges;
- A €300 million surplus of **cash flow** over investment. Cash flow for the period was €1,570 million, including €236 million in dividends received from Nissan and Volvo.

Capital expenditure on property, plant and equipment and intangible assets net of disposals amounted to €1,270 million, compared with €1,471 million at June 30, 2002. Capex net of disposals totaled €944 million compared with €1,101 million at June 30, 2002, or 5.3% of Automobile Division revenues compared with 6.1% in 2002. This reduction reflects a soundly managed investment policy. Intangible investments alone amounted to €326 million, including €302 million of capitalized development costs.

By contrast, dividend payouts resulted in expenditure of €332 million. Also, the **working capital surplus** remained level at €3,716 million.

CONSOLIDATED SHAREHOLDERS' EQUITY

During first-half 2003, consolidated **shareholders' equity** grew by €574 million relative to December 31, 2002, reaching €12,402 million at June 30, 2003.

The main factors were:

- recognition of H1 2003 net income (€1,177 million);
- dividend payout for FY2002 (€294 million);
- negative currency translation of €309 million, mainly comprising the conversion of Nissan's accounts following the recognition of yen hedges (€315 million) in the financial statements.

OFF-BALANCE SHEET COMMITMENTS

The group made no significant new commitments during the period under review. The main off-balance sheet commitments are described in Note 14 of the notes to the interim financial statements. To the best of management's knowledge, there are no material omissions.

RENAULT GROUP CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS for the six-month period ended – June 30, 2003

Condensed Consolidated Income Statement (EUR million)	**1st half 2003**	**1st half 2002**	**Year 2002**
Sales of goods and services	17,730	18,137	34,586
Sales financing revenues	923	873	1,750
Revenues (note 3)	**18,653**	**19,010**	**36,336**
Cost of goods and services sold	(14,624)	(14,671)	(28,178)
Cost of sales financing	(587)	(567)	(1,169)
Research and development expenses (note 4)	(617)	(569)	(1,143)
Selling, general and administrative expenses	(2,237)	(2,291)	(4,363)
Operating margin	**588**	**912**	**1,483**
Other operating income and expenses (note 5)	(170)	(101)	(266)
Operating income	**418**	**811**	**1,217**
Financial income (expense) (note 6)	**(34)**	**(53)**	**(91)**
Share in net income of Nissan Motor (note 8)	859	425	1,335
Share in net income of AB Volvo (note 9)	91	51	71
Share in net income (loss) of other companies accounted for by the equity method	(14)	(22)	(75)
Group pre-tax income	**1,320**	**1,212**	**2,457**
Current and deferred taxes (note 7)	(129)	(285)	(447)
Group net income	**1,191**	**927**	**2,010**
Minority interests	(14)	(33)	(54)
Renault net income	**1,177**	**894**	**1,956**
Earnings per share (in EUR) (note 10)	**4.43**	**3.53**	**7.53**

The impact of capitalization of development expenses on the operating margin and net income amounts to EUR 254 million and EUR 275 million respectively for first half 2003, and EUR 342 million and EUR 346 million respectively for first half 2002 (note 4).

Condensed Consolidated Balance Sheets (EUR million)	June 30, 2003	December 31, 2002
Assets		
Intangible assets (note 4)	1,187	905
Property, plant and equipment	10,097	10,262
Investments in companies accounted for by the equity method:	8,081	7,966
– Nissan Motor (note 8)	*6,442*	*6,348*
– AB Volvo (note 9)	*1,447*	*1,442*
– Other companies	*192*	*176*
Other investments and financial assets	400	418
Deferred tax assets	1,328	1,378
Inventories	5,321	4,780
Sales financing receivables	18,881	17,872
Automobile receivables	2,197	2,067
Other receivables and prepaid expenses	2,260	2,043
Loans and marketable securities	1,745	2,183
Cash and cash equivalents	4,023	3,354
Total assets	**55,520**	**53,228**
Shareholders' equity and liabilities		
Shareholders' equity (note 10)	12,402	11,828
Minority interests	407	377
Deferred tax liabilities and provisions (note 11)	3,808	3,819
Interest-bearing borrowings (note 12):	25,466	24,485
– Automobile division	6,666	6,749
– Sales financing division	18,800	17,736
Trade payables	7,565	6,933
Other liabilities and deferred income	5,872	5,786
Total shareholders' equity and liabilities	**55,520**	**53,228**

Development expenses included in the net value of intangible assets total EUR 893 million at June 30, 2003 and EUR 622 million at December 31, 2002 (note 4).

Changes in consolidated shareholders' equity (EUR million)	Number of shares (in thousands)	Share capital	Share premium account	Translation adjustment	Reserves and Retained earnings	Total
Balance at December 31, 2001	242,196	923	2,420	50	6,658	10,051
Capital increase	42,741	163	1,033			1,196
Dividends					(234)	(234)
Change in translation adjustment				(693)		(693)
2002 net income					1,956	1,956
Other changes					(448)	(448)
Balance at December 31, 2002	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**
Dividends					(294)	(294)
Change in translation adjustment				(309)		(309)
1st half 2003 net income					1,177	1,177
Balance at June 30, 2003	**284,937**	**1,086**	**3,453**	**(952)**	**8,815**	**12,402**

Details of items affecting changes in consolidated shareholders' equity in first half 2003 are given in note 10.

Condensed statements of consolidated cash flows (EUR million)	**1st half 2003**	**1st half 2002**	**Year 2002**
Renault net income	1,177	894	1,956
Depreciation and amortization	1,148	971	2,049
Allocations to long-term provisions	180	190	409
Share in net income of companies accounted for by the equity method (net of dividends received)	(700)	(260)	(1,072)
Other	39	164	236
Cash flow	**1,844**	**1,959**	**3,578**
Increase in sales financing receivables	(1,136)	(975)	(1,376)
Net change in interest-bearing borrowings for the sales financing activity	732	750	1,702
Decrease (increase) in working capital requirements	(121)	363	167
Cash flows from operating activities	**1,319**	**2,097**	**4,071**
Nissan capital increase reserved for Renault	–	(1,875)	(1,875)
Other acquisitions of investments, net of cash acquired	(53)	(82)	(98)
Purchases of property, plant, equipment and intangibles	(1,629)	(1,813)	(3,633)
Disposals, other	330	489	882
Cash flows from investing activities	**(1,352)**	**(3,281)**	**(4,724)**
Proceeds from shareholders	–	40	61
Dividends distributed	(332)	(263)	(285)
Renault SA capital increase reserved for Nissan	–	2,158	2,158
Net change in interest-bearing borrowings for automobile activity	1,029	1,643	57
Cash flows from financing activities	**697**	**3,578**	**1,991**
Net increase in cash and cash equivalents	**664**	**2,394**	**1,338**
Opening balance	3,354	2,135	2,135
Increase (decrease)	664	2,394	1,338
Impact of exchange rate changes	5	(103)	(119)
Closing balance	4,023	4,426	3,354

CONDENSED INFORMATION BY DIVISION

Income statement items by division

(EUR million)	Automobile	Sales financing	Interdivision transactions and other (a)	Consolidated total
First half 2003				
External sales	17,668	985	–	18,653
Interdivision sales (a)	226	92	(318)	–
Revenues	17,894	1,077	(318)	18,653
Operating margin	412	189	(13)	588
Operating income	237	194	(13)	418
Share in net income of companies accounted for by the equity method	936	–	–	936
Financial income (expense)	(26)	1	(9)	(34)
Current and deferred taxes	(71)	(58)	–	(129)
Group net income	1,076	137	(22)	1,191
First half 2002				
External sales	18,067	943	–	19,010
Interdivision sales (a)	248	102	(350)	–
Revenues	18,315	1,045	(350)	19,010
Operating margin	785	159	(32)	912
Operating income	690	153	(32)	811
Share in net income of companies accounted for by the equity method	454	–	–	454
Financial income (expense)	(49)	7	(11)	(53)
Current and deferred taxes	(227)	(58)	–	(285)
Group net income	868	102	(43)	927
Full year 2002				
External sales	34,456	1,880	-	36,336
Interdivision sales (a)	344	200	(544)	-
Revenues	34,800	2,080	(544)	36,336
Operating margin	1,187	293	3	1,483
Operating income	928	286	3	1,217
Share in net income of companies accounted for by the equity method	1,331	–	–	1,331
Financial income (expense)	26	4	(121)	(91)
Current and deferred taxes	(343)	(104)	–	(447)
Group net income	1,942	186	(118)	2,010

(a) Interdivision transactions are carried out under near-market conditions.

Balance sheet items by division

(EUR million)	Automobile	Sales financing	Interdivision transactions and other (a)	Consolidated total
June 30, 2003				
Property, plant and equipment and intangibles	10,852	432	–	11,284
Investments accounted for by the equity method	8,081	–	–	8,081
Other investments and financial assets	1,953	8	(1,561)	400
Deferred tax assets	1,121	207	–	1,328
Inventories	5,318	3	–	5,321
Customer receivables	2,369	19,386	(677)	21,078
Other receivables and prepaid expenses	1,586	632	42	2,260
Loans and marketable securities (b)	1,763	705	(723)	1,745
Cash and cash equivalents (c)	3,327	718	(22)	4,023
Total assets	**36,370**	**22,091**	**(2,941)**	**55,520**
Shareholders' equity	12,402	1,543	(1,543)	12,402
Minority interests	404	3	–	407
Deferred tax liabilities and provisions	3,477	331	–	3,808
Interest-bearing borrowings (d)	7,304	19,457	(1,295)	25,466
Trade and other payables	7,600	–	(35)	7,565
Other liabilities and deferred income	5,183	757	(68)	5,872
Total shareholders' equity and liabilities	**36,370**	**22,091**	**(2,941)**	**55,520**
Net financial indebtedness (d-b-c)	**2,214**	**–**	**–**	**–**
31 décembre 2002				
Property, plant and equipment and intangibles	10,795	372	–	11,167
Investments accounted for by the equity method	7,966	–	–	7,966
Other investments and financial assets	1,819	9	(1,410)	418
Deferred tax assets	1,179	199	–	1,378
Inventories	4,777	3	–	4,780
Customer receivables	2,214	18,270	(545)	19,939
Other receivables and prepaid expenses	1,457	554	32	2,043
Loans and marketable securities (b)	2,291	815	(923)	2,183
Cash and cash equivalents (c)	2,463	1,072	(181)	3,354
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	11,828
Minority interests	374	3	–	377
Deferred tax liabilities and provisions	3,473	346	–	3,819
Interest-bearing borrowings (d)	7,248	18,776	(1,539)	24,485
Trade and other payables	6,933	–	–	6,933
Other liabilities and deferred income	5,105	759	(78)	5,786
Total shareholders' equity and liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**
Net financial indebtedness (d-b-c)	**2,495**	**–**	**–**	**–**

(a) Interdivision transactions are carried out under near-market conditions.

Cash flow statement items by division

(EUR million)	Automobile	Sales financing	Interdivision transactions and other (a)	Consolidated total
First half 2003				
Cash flow	1,570	274	–	1,844
Increase in sales financing receivables		(1,245)	109	(1,136)
Net change in interest-bearing borrowings for sales financing	–	732	–	732
Change in working capital	(37)	(84)	–	(121)
Cash flows from operating activities	**1,533**	**(323)**	**109**	**1,319**
Purchase of property, plant and equipment, net of disposals	(944)	(108)	–	(1,052)
Purchase of intangibles, net of disposals	(326)	–	–	(326)
Equity investments, net of disposals	42	(4)	–	38
Net change in other financial assets	(28)	16	–	(12)
Cash flows from investing activities	**(1,256)**	**(96)**	**–**	**(1,352)**
Shareholder financing	(332)	–	–	(332)
Other financing	–	1,029	–	1,029
Cash flows from financing activities	**(332)**	**1,029**	**–**	**697**
Increase (decrease) in cash and cash equivalents	**(55)**	**610**	**109**	**664**
Impact of changes in translation adjustment and scope of consolidation	336	–	–	–
Change in net financial indebtedness	**281**	**–**	**–**	**–**
Full year 2002				
Cash flow	3,179	520	(121)	3,578
Increase in sales financing receivables	–	(1,404)	28	(1,376)
Net change in interest-bearing borrowings for sales financing	–	1,702	–	1,702
Change in working capital	322	(155)	–	167
Cash flows from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)	–	(2,431)
Purchase of intangibles, net of disposals	(684)	–	–	(684)
Equity investments, net of disposals	(1,763)	–	–	(1,763)
Net change in other financial assets	144	135	(125)	154
Cash flows from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	2,065
Other financing	–	(74)	–	(74)
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Impact of changes in translation adjustment and scope of consolidation	586	–	–	–
Change in net financial indebtedness	**1,432**	**–**	**–**	**–**

(a) Interdivision transactions are carried out under near-market conditions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The Renault Group consolidated half-year financial statements have been prepared in accordance with current French accounting regulations regarding interim financial statements, under the same accounting policies used for the 2002 annual financial statements.

1.1. Information by division

As of 2002, information is disclosed for the following divisions:

- the Automobile Division, comprising the production, sales, distribution and automobile service subsidiaries for passenger and light commercial vehicles and the subsidiaries in charge of cash management for these companies. All entities in the division are exposed to the same risks.
- the Sales Financing Division, which the Group considers as an activity with independent operations, comprising Renault Crédit International and its subsidiaries.

1.2. Application of international accounting standards from 2005:

Renault is preparing for the compulsory application of IASB international standards by listed European companies from 2005. The necessary adaptations will be made with regard to the constraints of the situation, i.e. the current IASB draft standards, the transitional provisions for application of standards in Europe, the timescale for incorporation of these standards into French regulations and changes in the accounting practices of the automobile industry.

At June 30, 2003, the principal differences between Renault accounting policies and existing international standards concern:

- the standard concerning financial instruments (IAS 39), undergoing revision, is currently incompatible with French regulations,
- the treatment of treasury shares held for the purposes of stock option plans awarded to Group managers and executives. In compliance with French accounting rules, these shares are included under Marketable Securities. Under IASB standards, they would be recorded as a charge against shareholders' equity and deducted from the average number of shares used for the determination of earnings per share.

2. TRANSACTIONS AFFECTING THE SCOPE OF CONSOLIDATION

The principal changes in the scope of consolidation during the first six months of 2003 regard the following companies:

2.1. SOFASA *(Colombia)*

On December 7, 2002, Renault, Toyota and Mitsui signed a letter of intention with Valores Bavaria regarding the acquisition of the Colombian group's 51.3% holding in Sofasa SA. Following finalization of the transaction on March 28, 2003, Renault has increased its investment from 23.7% to 60%, thus reinforcing its position in the Andean Pact countries.

This transaction involved the following operations:

- acquisition of the shares in Sofasa by Renault SAS for EUR 22 million,
- a change in the consolidation method applicable to Sofasa (from the equity method to full consolidation) as of the date of the final agreement,
- recognition of goodwill of EUR 10 million, to be amortized on a straight-line basis over 5 years starting from the date of the final agreement.

2.2. Renault Agriculture

Under the terms of an agreement signed on April 30, 2003, Renault sold a 51% stake in Renault Agriculture to the German company Claas for EUR 69.6 million, retaining the other 49%. Renault and Claas have options respectively to sell and purchase a further 29% of the capital of Renault Agriculture, to be exercised within a one-year period beginning April 30, 2005, and also options respectively to sell and purchase the remaining 20%, which can be exercised from January 1, 2010.

This transaction involved the following operations:

- recognition of a EUR 10 million gain on the sale corresponding to the 51% stake transferred. This amount was recorded under "Other operating income and expenses, net" for first half 2003 (note 5).
- deconsolidation of Renault Agriculture as of the date of the agreement.

2.3. Avtoframos *(Russia)*

As part of its international development policy, Renault raised its investment in Avtoframos from 50% to 62.03% through a capital increase of EUR 38 million, in order to finance the industrial investments needed.

The first inclusion of the Russian subsidiary by full consolidation following this transaction had no significant impact on the Group's financial statements:

3. REVENUES BASED ON IDENTICAL GROUP STRUCTURE AND METHODS

(EUR million)	Automobile division	Sales financing division	Consolidated total
Revenues for first half 2002 as published	**18,067**	**943**	**19,010**
Acquisition of Sofasa (note 2.1)	123		123
Partial sale of Renault Agriculture (note 2.2)	(109)		(109)
Full consolidation of Avtoframos (note 2.3)	16		16
Other changes in scope of consolidation	10	4	14
Revenues for first half 2002 based on identical structure and methods to first half 2003	**18,107**	**947**	**19,054**

The figures shown above for Sofasa, Avtoframos and Other changes in the scope of consolidation refer to the revenues recorded by these companies between January 1, 2002 and June 30, 2002.

The figure for Renault Agriculture refers to the company's revenues for May and June 2002.

4. DEVELOPMENT EXPENSES

As of January 1, 2002, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part and the subsequent approval of the design for mass production are capitalized as intangible assets, and amortized from the date of approval of production over the expected market life of the vehicle or part, up to a maximum of five years. Prior to January 1, 2002, all development expenses were recorded as costs in the year incurred.

The impacts of this change in method are the following :

- On the income statement

(EUR million)	1st half 2003	1st half 2002	Full year 2002
Cost of goods and services sold (a)	(17)	(14)	(35)
Research and development expenses, including:	271	356	622
– *capitalized expenses*	*302*	*358*	*637*
– *amortization of capitalized expenses*	*(31)*	*(2)*	*(15)*
Operating margin	254	342	587
Share in net income of Nissan	104	111	190
Share in net income of Volvo	7	14	28
Pre-tax income	365	467	805
Current and deferred taxes	(90)	(121)	(208)
Net income	275	346	597
Net earnings per share (in euros)	1.03	1.36	2.29

(a) Impact on employee profit share, which is included in cost of goods and services sold.

- **On the balance sheet**

(EUR million)	June 30, 2003	December 31, 2002
Intangible assets	893	622
Investment in Nissan accounted for by the equity method	294	190
Investment in Volvo accounted for by the equity method	35	28
Cash and cash equivalents	(35)	–
Total assets	**1,187**	**840**
Shareholders' equity	872	597
Deferred tax liabilities	298	208
Other liabilities and deferred income	17	35
Total shareholders' equity and liabilities	**1,187**	**840**

- **On the statement of cash flows**

(EUR million)	1st half 2003	1st half 2002	Full year 2002
Cash flow	285	344	602
Change in working capital	17	14	35
Cash flows from operating activities	**302**	**358**	**637**
Cash flows from investing activities (intangible investments)	**(302)**	**(358)**	**(637)**

5. OTHER OPERATING INCOME AND EXPENSES, NET

(EUR million)	1st half 2003	1st half 2002	Full year 2002
Gains and losses on sales of operating subsidiaries	17	10	114
Restructuring and workforce adjustment costs and provisions	(54)	(44)	(156)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	(17)	(18)	(48)
Amortization of goodwill on acquisition of consolidated companies	(11)	(11)	(17)
Items of an unusual nature	(105)	(38)	(159)
Total	**(170)**	**(101)**	**(266)**

Gains and losses on sales of operating subsidiaries:

For first half 2003, this item includes the EUR 10 million gain on the partial sale of Renault Agriculture (note 2.2).

It 2002, the main items included were:

– in the first half-year, a EUR 10 million gain on the partial sale of Irisbus;

– in the second half-year, a EUR 79 million gain on the sale of Renault's holding in Global Automotive Logistics and a EUR 24 million gain on the sale of shares in Irisbus.

Restructuring and workforce adjustment costs and provisions:

For first half 2003, this item mainly includes:

– EUR 20 million of depreciation on property, plant and equipment linked to the restructuring of the foundry business of "Française de Mécanique",

- EUR 34 million of other restructuring and workforce adjustment costs and provisions, principally reflecting the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" early retirement system.

For 2002, it included :

- - EUR 71 million of provisions (EUR 9 million of which were recognized in the first half-year) recorded by the subsidiary Renault Spain for the costs of voluntary retirements expected in 2002 under the terms of an early retirement plan for employees aged 57 and a half or more set up in 2000.
- EUR 36 million (EUR 16 million of which were recognized in the first half-year) resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system.
- EUR 49 million in costs and provisions (EUR 19 million of which were recognized in the first half-year) recorded by other Group subsidiaries.

Items of an unusual nature:

For first half 2003, these include:

- a EUR 60 million adjustment to provisions for additional employee holiday entitlements earned in previous years and to be taken upon retirement.
- costs and provisions resulting from discontinuation of production of the Avantime (EUR 49 million), mainly recorded against the advance granted by Renault to Matra Automobile for the financing of investments specific to the vehicle.

In 2002, this item mainly included:

- depreciation of EUR 102 million on industrial assets, including EUR 75 million on the assets of the Brazilian subsidiary following a fall in activity and the revision of forecasts, largely caused by developments on the Brazilian market.
- a provision of EUR 15 million in view of the new EC directive on end-of-life vehicles (note 14-C).

6. FINANCIAL INCOME (EXPENSE)

The net financial expense for first half 2003 includes allocations to provisions for depreciation of treasury shares held for stock option plans (EUR 30 million).

The net financial expense for 2002 included Renault Argentina's foreign exchange losses (EUR 26 million – EUR 65 million for the first half-year) and reversals of provisions for depreciation of treasury shares held for stock option plans (EUR 37 million – EUR 53 million for the first half-year).

7. CURRENT AND DEFERRED TAXES

Current and deferred taxes are calculated in accordance with the French tax regime allowing taxable income to be reported on a consolidated basis. Renault's ministerial authorization to determine taxes in this way for a three-year period is due for renewal at the end of 2003, and the advisability for the Group of extending the regime to fiscal years 2004, 2005 and 2006 is currently under review. The impact of non-renewal of the regime cannot be estimated as of June 30, 2003.

Current and deferred taxes for first half 2003 are calculated using an estimated effective rate for the full year, adjusted to take into account operations specific to the period, and based on the assumption that the consolidated reporting regime will continue to apply.

For this first half-year, the effective tax rate is 9.8%. The difference between this and the standard French rate of 35.4% is mainly (23.8%) due to the impact of Renault's share in net income of companies accounted for by the equity method (principally Nissan).

8. INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements for the first half-year of 2003 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2002 – March 31, 2003, after adjustments for the requirements of the Renault consolidation.

Changes in the investment in Nissan recorded under the equity method are as follows:

(EUR million)	Goodwill on acquisition, net	Share of net assets	Total
December 31, 2002	**777**	**5,571**	**6,348**
First half 2003 net income	(24)	883	859
Dividend paid	–	(153)	(153)
Translation adjustment and other	–	(612)	(612)
Adjustment of goodwill (a)	(122)	122	–
June 30, 2003	**631**	**5,811**	**6,442**

(a) A tax saving recognized by Nissan during the half-year, originating in transactions prior to Renault acquiring an interest in the capital of Nissan. In compliance with the regulations applicable, Renault's share of net assets of Nissan and the goodwill originally recorded were adjusted accordingly.

A - NISSAN MOTOR CONSOLIDATED FINANCIAL STATEMENTS (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements at March 31, 2003, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statement (in billions of yen)

(key figures)	Year ended 31/03/2003	1st half-year 01/04/2002 – 30/09/2002	2nd half-year 01/10/2002 – 31/03/2003
Revenues	6,829	3,285	3,544
Operating income	737	348	389
Current income	710	324	386
Exceptional items	(15)	42	(57)
Net income	495	288	207

Income statement (EUR million) (a)

(key figures)	Year ended 31/03/2003	1st half-year 01/04/2002 – 30/09/2002	2nd half-year 01/10/2002 – 31/03/2003
Revenues	52,864	25,430	27,434
Operating income	5,705	2,694	3,011
Current income	5,496	2,508	2,988
Exceptional items	(116)	325	(441)
Net income	3,831	2,229	1,602

(a) Figures in Euros are provided to facilitate understanding, and are converted from the figures expressed in yen (Nissan Motor's operating currency) using the exchange rate as at March 31, 2003 (129.18 yen = 1 Euro)

Balance sheets

	30/09/2002		31/03/2003	
	in billions of yen	**EUR million (a)**	**in billions of yen**	**EUR million (a)**
Intangible assets	36	279	42	325
Property, plant and equipment	2,839	21,977	2,989	23,138
Financial assets	288	2,229	267	2,067
Deferred tax assets	389	3,011	368	2,849
Inventories	564	4,366	544	4,211
Sales financing receivables	1,738	13,454	1,897	14,685
Trade receivables	476	3,685	501	3,878
Other assets	398	3,081	472	3,654
Cash and cash equivalents	250	1,935	269	2,082
Total assets	**6,978**	**54,017**	**7,349**	**56,889**
Shareholders' equity	1,664	12,881	1,808	13,996
Minority interests	86	666	89	689
Deferred tax liabilities	231	1,788	262	2,028
Provisions for pension commitments	412	3,189	433	3,352
Interest-bearing borrowings	2,828	21,892	2,918	22,588
- automobile	*514*	*3,979*	*371*	*2,871*
- sales financing	*2,314*	*17,913*	*2,547*	*19,717*
Trade payables	618	4,784	657	5,086
Other liabilities and provisions	1,139	8,817	1,182	9,150
Total Shareholders' equity and liabilities	**6,978**	**54,017**	**7,349**	**56,889**

(a) Figures in Euros are provided to facilitate understanding, and are converted from the figures expressed in yen (Nissan Motor's operating currency) using the exchange rate as at March 31, 2003 (129.18 yen = 1 Euro)

B - CHANGES IN RESTATED SHAREHOLDERS' EQUITY

	September 30, 2002	Half-year net income	Dividend	Other changes	March 31, 2003
Shareholders' equity under Japanese GAAP (in billions of yen)	1,664	207	(16)	(47)	1,808
Restatements for Renault Group requirements (in billions of yen) including:	125	42	(27)	67	207
– Restatement of fixed assets	*599*	*(15)*	*–*	*–*	*584*
– Provision for pension liabilities	*(345)*	*47(a)*	*–*	*–*	*(298)*
– Dividends paid	*(18)*	*–*	*(27)*	*–*	*(45)*
– Capitalization of development expenses	*95*	*49*	*–*	*–*	*144*
– Other restatements	*(206)*	*(39)(c)*	*–*	*67(b)*	*(178)*
Net assets restated for Renault Group requirements (in billions of yens)	1,789	249	(43)	20	2,015
Renault's share of net assets (before neutralization of 44.4% of Nissan's investment in Renault)	**44.4 %**				**44.4 %**
– in millions of Euros	**6,533**	**883**	**(153)**	**(490)**	**6,773**
Neutralization of 44.4% of Nissan's investment in Renault (in millions of Euros)	**(962)**	**-**	**-**	**-**	**(962)**
Renault's share in the net assets of Nissan (in millions of Euros)	**5,571**	**883**	**(153)**	**(490) (d)**	**5,811**

The main restatements for Renault consolidation purposes for first half 2003 are as follows:

(a) Includes mainly the restatement of the provision recorded by Nissan in connection with the transfer of some of its pension liabilities to the Japanese state, and restatement of the relevant plan assets.

(b) Essentially the inclusion in reserves of a tax saving recognized by Nissan during the half-year which originated in transactions prior to Renault acquiring an interest in the capital of Nissan. The resulting increase in Renault's share of the restated net assets of Nissan, amounting to EUR 122 million, led to a corresponding adjustment in the goodwill on acquisition initially recognized.

(c) Including the neutralization of the tax saving recognized (see b above) and the tax effect of restatements.

(d) "Other changes" in euros includes the EUR (572) million change in translation adjustments, essentially due to conversion by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, reflecting the fall in value of the US dollar and the Mexican peso. This impact also includes the effect of the yen's decrease in value against the Euro before the hedging operations described below.

From time to time, Nissan awards stock option plans to its executives and managers. The conditions (price, exercise period and objectives to be achieved) are specific to each plan. For accounting purposes, the effect of these operations is included in Nissan's restated financial statements for the year ended March 31, 2003, based on the purchase price for shares already acquired by Nissan, and otherwise on the stock market price of Nissan shares at March 31, 2003. Based on Nissan's share price at June 30, 2003 an additional cost of EUR 72 million would be recognized.

C - HEDGING OF THE INVESTMENT IN NISSAN MOTOR

At June 30, 2003, the total value of hedging operations in process is 518.3 billion yen (EUR 4,173 million), including 76 billion yen (EUR 657 million) of bonds issued directly in yen and 442.3 billion yen (EUR 3,516 million) of currency swaps.

D - RENAULT - NISSAN COOPERATION

Renault and Nissan have joint strategies for vehicle and part development, purchasing, and production and distribution resources.

During first-half 2003, the main transactions between the two groups were the following:

- Joint investments:

Renault and Nissan finalized the development of the second common platform, the C platform (lower medium range), intended for the future Megane and Almera. Work is on process on a third common platform, the D platform (upper medium range).

The main changes in "Other provisions for risks and liabilities" are as follows:

(EUR million)	Restructuration provisions	Warranty provisions	Tax risks and litigation	Other	Total
At January 1, 2003	**737**	**735**	**341**	**504**	**2,317**
Increases	21	539	44	191	795
Reversals of provisions for application	(87)	(475)	(13)	(224)	(799)
Reversals of provisions no longer required	(2)	(6)	(14)	(36)	(58)
Changes in scope of consolidation (note 2)	9	(12)	(1)	(7)	(11)
Other changes	(20)	(4)	4	(2)	(22)
At June 30, 2003	**658**	**777**	**361**	**426**	**2,222**

At June 30, 2003, other provisions for risks include EUR 72 million of provisions recorded in application of environmental regulations (EUR 65 million at December 31, 2002), essentially concerning compliance costs for industrial land (principally the Boulogne-Billancourt site that the Group intends to sell) and expenses related to the EU directive on end-of-life vehicles (note 14-C).

12. INTEREST-BEARING BORROWINGS

During first half 2003, Renault SA undertook the following bond issues and redemptions:

- four 3-year yen bond issues and one 5-year bond issue with total nominal value of 25 billion yen (EUR 190 million);
- a 7-year bond issue on May 28, 2003 with total nominal value of EUR 750 million. A currency swap was entered into to convert this issue into yen, bearing interest at 1.236%.
- a 5-year bond issue at 3.566% on June 26, 2003, with total nominal value of EUR 85 million.
- redemption of the 1993 bond issue which matured during the period, for EUR 229 million (FRF 1,500 million).

Operations denominated in yen were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen (note 8-C).

Renault Crédit International undertook the following bond issues during the period:

- 5-year bonds at 4.25%, with total nominal value of EUR 500 million,
- 5-year bonds at 5.27%, with total nominal value of EUR 400 million,
- 3-year bonds at Euribor 3 months + 0.35%, with total nominal value of EUR 300 million,
- 2-year bonds at Eonia + 0.35%, with total nominal value of EUR 250 million.

Renault Crédit International also redeemed bonds for a total of EUR 970 million.

Interest-bearing borrowings mature as follows:

(EUR million)	June 30, 2003	December 31, 2002
Within one year	11,416	12,928
After one year	13,693	11,218
Total (excluding redeemable shares)	**25,109**	**24,146**
Redeemable shares	357	339
Total interest-bearing borrowings	**25,466**	**24,485**

13. NET FINANCIAL INDEBTEDNESS OF THE AUTOMOBILE DIVISION

(EUR million)	June 30, 2003	December 31, 2002
Redeemable shares	341	324
Bonds	3,827	3,294
Other interest-bearing borrowings	3,136	3,630
Interest-bearing borrowings	**7,304**	**7,248**
Investment loans	(1,299)	(1,805)
Treasury stock	(377)	(407)
Other marketable securities	(87)	(78)
Loans and marketable securities	**(1,763)**	**(2,290)**
Cash and cash equivalents	**(3,327)**	**(2,463)**
Net financial indebtedness	**2,214**	**2,495**

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the automobile division only, and comprises its interest-bearing borrowings less cash and financial assets.

Total trade receivables permanently assigned to non-Group banks by the Automobile Division amounted to EUR 215 million at June 30, 2003 (EUR 250 million at December 31, 2002).

14. OTHER INFORMATION

There have been no significant changes in off balance sheet commitments and contingent liabilities since December 31, 2002. For information, we remind the following points:

A. Vehicle transfers within the EC

At the end of March 1999, the European Commission began an inquiry on the transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision.

B. The Renault Véhicules Industriels / Volvo operation

In 2001, Renault and Volvo began arbitration proceedings related to the interpretation of the contractual terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault therefore established a provision in 2001 by adjusting the capital gain recorded on the transfer. There have been no developments in this situation since then. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position.

C. End-of-life vehicles

Under an EC directive, from 2007 vehicle manufacturers will be obliged to dispose of vehicles no longer fit for use, free of charge for the last owner. The conditions for implementation of this directive will be defined in the individual laws of each country.

At June 30, 2003, the situation was as follows:

- The EC directive has been incorporated into national regulations in Germany, the Netherlands, Austria and Spain. Renault has established a provision, based on the present value of the estimated cost of disposal in 2006, for all vehicles currently on the road sold between 1996 and the date of application of the law in each country. The provisions thus recorded totaled EUR 23 million at June 30, 2003.
- As there were no new developments concerning this directive in other EC countries during first-half 2003, it is not yet possible to estimate the impact of application of the directive. Concerning France, country with the greatest number of Renault vehicles on the road, Renault does not expect that manufacturers will bear any significant residual cost, given the prospects of organization of the recycling networks.

D. Other commitments

The Group did not enter into any significant new commitments during first half 2003.

AUDITORS' REVIEW REPORT ON THE HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Period from January 1st to June 30, 2003

In accordance with our appointment as auditors and pursuant to Article L.232-7 of French Company Act (Code de Commerce), we have :

- reviewed the accompanying half-year condensed consolidated financial statements of Renault SA for the six-month period ended June 30, 2003,
- verified the information provided in the half-year Group management's report.

The half-year condensed consolidated financial statements are the responsibility of the Board of Directors. Our role is to issue a report on these financial statements based on our review.

Except as mentioned in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the half-year condensed consolidated financial statements are free of material misstatement. The review excluded certain audit procedures and was limited primarily to analytical procedures and to inquiries of Group management and knowledgeable personnel or information that we deemed necessary.

The half-year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half-year condensed consolidated financial statements of Renault SA, were not reviewed by AB Volvo auditors in the absence of requirement for such interim financial review in Sweden.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half-year condensed consolidated financial statements do not give a true and fair view, in all material respects, of the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles. A qualification was made for the same reason on the 2002 half-year condensed consolidated financial statements.

We have also verified the information contained in the half-year Group management's report on the half-year condensed consolidated financial statements submitted to our review in accordance with professional standards applicable in France.

Except for any potential effects of the matter described above, we have no other comment to make as to the consistency with the half year condensed consolidated financial statements and the fairness of the information contained in the half year management report.

July 24, 2003

French original signed by the Auditors

DELOITTE TOUCHE TOHMATSU	ERNST & YOUNG AUDIT
Olivier AZIÈRES – Amadou RAIMI	Jean-François BÉLORGEY – Daniel MARY-DAUPHIN

RENAULT

Investor Relations Department – Accounting Department – 27-33, quai Le Gallo
F – 92512 Boulogne-Billancourt Cedex – Tel.: 01 41 04 04 04
http://www.renault.com

RENAULT

information financière
financial information

03 DEC -2 AM 7:21

Earnings report

Year 2002

HIGHLIGHTS AND KEY FIGURES

- Highlights:
  - In a move to strengthen the Alliance, Renault raised its stake in Nissan to 44.4% and Nissan Finance acquired a 15% stake in Renault.
  - Renault has capitalized development costs since January 1, 2002, in view of the application of IASB international accounting standards.
- Group sales worldwide: 2.4 million passenger cars and light commercial vehicles, a decline of 0.4%.
- Sales in Western Europe: Renault posted a market share of 11.3% in passenger cars and light commercial vehicles combined, compared with 11.2% in 2001, and gained ground both in passenger cars (10.7% in 2002 versus 10.6% in 2001) and light commercial vehicles (15.8% in 2002 versus 15.3% in 2001).
- Group revenues: €36,336 million, up 2.6% on a consistent basis.
- Consolidated group operating margin: €1,483 million, or 4.1% of revenues (€896 million before IAS 38, or 2.5% of revenues compared with 1.3% in 2001).
- Renault net income: €1,956 million, corresponding to earnings per share of €7.53, or €1,359 million before IAS 38, compared with €1,051 million in 2001.
- Net financial indebtedness of Automobile Division: €2,495 million at December 31, 2002, compared with €3,927 million at December 31, 2001, down €1,432 million in 2002.

OVERVIEW

The group's worldwide sales were virtually stable in 2002, falling just 0.4% over 2001. The decline in sales in Western Europe, the Mercosur and Turkey – all dwindling markets – was partly offset by growth in Korea, Central Europe, and new markets with the support of the Alliance. In Western Europe, Renault consolidated its position as No. 1 brand on the passenger car and light commercial vehicle markets combined, and was ranked the leading brand in the passenger car market alone for the first time since 1983. Driven by the success of new diesel engines, most Renault models helped boost sales performance, particularly Laguna II and Clio II, and Mégane II and Espace IV towards the end of 2002.

Revenues rose by 2.6% on a consistent basis, despite the negative impact of exchange rates and sales volume. This increase was due to a better model mix and a rise in new vehicle prices, as well as buoyant growth in the spare parts business and powertrain sales to third parties. On a consistent accounting basis, operating margin increased to 2.5% of revenues from 1.3% in 2001, driven by lower general expenses and higher sales outside Western Europe. In addition, Renault Samsung sales rose sharply and Renault pursued its profitable growth in new countries with the support of the Alliance. Sales in Western Europe held steady despite a less buoyant business climate on account of a downturn in sales volume and the end of Mégane's lifecycle.

Furthermore, Renault benefited from the significant gain in the contribution from Nissan. Net income beat a record in terms of both published figures and on a consistent accounting basis. Against this backdrop, Renault continued to strengthen its financial situation; net automotive debt was slashed and shareholders' equity rose. Renault implemented the second phase of the Alliance with Nissan with the establishment of an Alliance Board responsible for strategic decision-making.

OUTLOOK

At this point in time, Renault is expecting a slight downturn in 2003 in the automobile market in Europe and a slight upturn in the main countries in which the group operates outside Europe. On the basis of this assumption, Renault is targeting higher revenues in 2003 than in 2002 and an operating margin of around 4% of revenues. However, given the uncertain economic environment, a sharper decline in the automobile market cannot be ruled out. Renault considers that it has key strengths to cope with the situation: in particular, after the introduction of the Mégane II Hatch at the end of 2002, Renault will benefit in 2003 from the ongoing renewal of the Mégane family with the launch of four new models including Scénic II in the summer. The impact of these new models will be significant as of the second half of the year. Further, the group will pursue its cost-reduction efforts and continue to act responsively.

SALES PERFORMANCE

Automobile:

- **The worldwide sales[1] of the Renault group in 2002 totalled 2.4 million units, down 0.4% compared with 2001, equivalent to a global market share of 4.2% (0.1 of a percentage point down on 2001).**
- **Sales under the Renault brand fell 2.6% overall, sustaining declines of 1.9% in Western Europe and 5.8% in the rest of the world due largely to market downturns. This drop was offset by the sharp increase in Renault Samsung sales, which gained 65.4%, and a 6.1% rise in Dacia sales.**
- **In Western Europe, Renault won the top slot in the passenger car market as No. 1 brand, with a market share of 10.7%, up 0.1 of a percentage point compared with 2001, and consolidated its lead ranking on the passenger car and light commercial vehicle markets combined, recording market share of 11.3% – a gain of one-tenth of a percentage point over 2001.**
- **In Central Europe, the Renault brand boosted market share from 9.9% in 2001 to 10.6% in 2002 and ranked No. 2 manufacturer. Outside Western Europe, Renault was impacted by the ongoing crises in Turkey and Argentina, as well as the market slump in Brazil.**

Sales Financing:

- **RCI Banque's average loans outstanding increased by 8.4% on a consistent basis to €18.3 billion at December 31, 2002.**

AUTOMOBILE

The Renault group's worldwide sales fell just 0.4% in 2002. The 58,700-unit decline in sales under the Renault brand was nearly offset by the 46,300-unit increase in Renault Samsung sales, and to a lesser extent the 3,300-unit rise in Dacia sales. Group unit sales outside Western Europe continued to grow, accounting for over 22% of total sales in 2002, compared with 21% in 2001.

Year	2001(*)	2002(*)	Change
Renault			
Western Europe	**1,905,627**	**1,869,248**	**– 1.9%**
Central Europe	94,618	103,011	8.9%
Turkey	44,276	21,857	– 50.6%
Eastern Europe and Russia	14,296	20,901	46.2%
Latin America	147,984	131,298	– 11.3%
Other international	81,003	82,797	2.2%
Worldwide (excl. Western Europe)	**382,177**	**359,864**	**– 5.8%**
Total RENAULT	**2,287,804**	**2,229,112**	**– 2.6%**
Dacia			
Total DACIA(**)	**54,446**	**57,775**	**6.1%**
Renault Samsung			
Total RENAULT SAMSUNG(**)	**70,788**	**117,088**	**65.4%**
WORLDWIDE GROUP SALES	**2,413,038**	**2,403,975**	**– 0.4%**
– o/w passenger cars	2,074,992	2,067,583	– 0.4%
– o/w light commercial vehicles	338,046	336,392	– 0.5%
Worldwide group sales			
– in Western Europe	**1,905,635**	**1,869,251**	**– 1.9%**
– outside Western Europe	**507,403**	**534,724**	**5.4%**

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, the figure includes sales of 40,626 unregistered vehicles in 2002, compared with 41,861 in 2001. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.
(*) Preliminary figures. – (**) Sales on local market plus exports.

RENAULT BRAND

Worldwide sales of the Renault brand in 2002 fell by 2.6% to 2,229,112 passenger cars and light commercial vehicles, compared with 2,287,804 units in 2001. The 1.9% drop in sales in Western Europe and downturns in other markets where Renault is well established, including Turkey, Argentina and Brazil, was partly offset by the good sales performance recorded in Central Europe (up 8.9%) and in other countries and regions of the world, namely Mexico, Algeria and Asia.

In Western Europe, Renault sales totalled 1,869,248 units, compared with 1,905,627 units in 2001. This 1.9% decline came against the backdrop of a 3% industry-wide fall to 16.2 million units. For the fifth year in a row, Renault was the No. 1 automobile brand in the passenger car and light commercial vehicle segments combined, with market share of 11.3% in 2002, up from 11.2% in 2001. Renault was also No. 1 in the passenger car market alone for the first time since 1983.

■ In **passenger cars**, Renault was the market leader in 2002, securing market share of 10.7%, up from 10.6% in 2001 – equivalent to a 0.1-point gain despite Renault recording one of the most unfavourable market mixes among all auto manufacturers (down one-tenth of a percentage point). Renault's sales performance was driven by the popular Clio II and Laguna II models, the appealing new-generation dCi diesel engines, which represented 47% of sales at end-December 2002 compared with 39.8% at end-December 2001, as well as Mégane proving its resistance – even at the end of its lifecycle.
There was a 2.9% dip in the passenger car market in Western Europe which hit all countries except for the United Kingdom, Sweden, Finland and Denmark.

In **France,** Renault gained four-tenths of a percentage point and consolidated its ranking as the leading brand with a 27% market share, up from 26.6% in 2001.
Renault leveraged the good sales showing of its entire range: Twingo, Clio II, Mégane, Laguna II, Kangoo and Espace were all the best-selling vehicles in their respective segments. Clio II boosted its position as the top-seller in France with a 0.4-point increase in market share. Renault had not had a top-of-the-range offering for some time and Vel Satis, which went on sale on March 8, was No. 2 in the luxury saloon class in France with a 19.1% share. While the French market as a whole fell 4.9% in 2002, Renault sales were down only 3.4%.

Outside France, Renault increased market share or held it steady in most Western European countries:

In **Germany,** Renault had a 6.3% share of the market in 2002, up from 6% in 2001. Laguna II sold well in the D segment, which was down 2 percentage points, and Clio II was also popular. Renault sales were up 3.1% in a market that contracted by 2.7%.

In the **United Kingdom,** Renault rose on the back of a 4.3% increase in the market and bolstered sales to capture 7.6% market share, up from 7.4% in 2001, thanks to the successful Clio II and Laguna II models. Registrations rose 7.2%.

In the **Netherlands**, the market was down 3.7%, yet Renault gained 1 percentage point in market share to 10.4% from 9.4% in 2001. It was the No. 2 brand on account of the popular Clio II and Laguna II. Laguna II and Mégane were leaders in their respective segments.

In **Portugal**, the market recorded the sharpest drop in Western Europe – down 11.4% – yet Renault increased market penetration by seven-tenths of a percentage point to 12.9% from 12.2% in 2001. Sales were buoyed up by Clio II, the best-selling model, and Laguna II, which gained 2.2 percentage points in its segment and took the top slot in the D segment.

In **Spain**, Renault held on to its No. 1 ranking and market share was stable at 12.6% thanks to a rise in Laguna II sales. Renault's sales nevertheless dipped 6.7% due to the sharp market slump overall (down 6.6%).

In Italy, Renault held market share steady at 7%, with Clio II, Laguna II and Kangoo making up for the dwindling market share of Mégane and Twingo. Renault registrations were down 6.4% in a market that narrowed by 5.8%.

Conversely, in a market down 3.8%, Renault saw its market share fall in **Belgium/Luxembourg** to 11.1% in 2002 from 12.6% in 2001 and registrations declined 15.3%, driven down by Mégane (down 1.9 percentage points) and Espace (down four-tenths of a percentage point).

The 2.9% decline in the passenger car market in 2002 did not affect all **segments** to the same extent. Decreases were recorded in the entry-level B segment (down 16.2%), the D segment (down 7.9%) and the E segment (down 9.7%), while the upper B segment gained 2%, car-derived vans rose 7% and 4WDs were up 15.1%. The C segment mirrored the overall market fall, contracting 2.4%.

▸ In 2002, Renault's sales performance was fuelled by the launch in 2001 and early 2002 of its new models:

- **Laguna II**, gained two-tenths of a percentage point in market share in Western Europe to 1.7%, despite the decline in the D segment overall. The model returned to 1995 levels and had a 8.7% share of the segment, up from 7.4% in 2001. Laguna II was No. 1 in its segment in France, the Netherlands and Portugal and bolstered market share in every other country except for Germany, where sales were stable, and Spain. Laguna II was ranked third best-selling car from a volume manufacturer, just behind the Ford Mondeo. Thanks to a comprehensive line-up, and in particular the Sport Tourer, which accounted for over one-third of volumes, Laguna II appealed to a top-range customer base with its powerful engine range and high level of equipment.
- Despite the arrival of new competitors, **Clio II** scored an extra one-tenth of a percentage point in Western Europe, securing total market share of 3.5% – a record high since its release in 1998. Clio continued to build on its success, which became apparent in the second half of 2001 after the June launch of phase two. The upper B segment for small cars expanded 2% in 2002 and Clio was the second best-selling model with market share of 13.6%, compared with 13.7% in 2001.
- **Avantime** got off to a slow start, with only V6 versions available during the launch phase. Avantime had a 0.7% share of its segment.
- **Vel Satis** – launched in early March 2002 in France and then progressively throughout Europe – scored a 2.6% share of the E segment in 2002. Unit sales totalled some 18,000 vehicles. This figure was below initial sales targets due partly to Renault's lack of presence in the segment for nearly two years. However, Vel Satis has gained a legitimate position in the top of the range with a high model mix. It was awarded the maximum score of five stars by the independent consortium Euro NCAP, ranking best in class.

▸ The two **models** which came to the end of their **lifecycle** in late 2002 nevertheless proved their resistance:

- **Mégane** had a 3.55% share of the European market, down two-tenths of a percentage point in 2002, and remained in the top three in its class behind the VW Golf and just 0.02 of a point short of the Ford Focus. Mégane recorded a segment share of 10.7% in 2002, compared with 11.5% in 2001. The end of the model's lifecycle was well managed, and Scénic was still the leader in the compact MPV segment. The launch of Mégane II's first two body types – Hatch and Sport Hatch – in October 2002 met with immediate success and **Mégane II** was voted European Car of the Year 2003. It was also awarded the maximum five-star rating by Euro NCAP and came best in class. The Mégane family was the top-selling vehicle in the last two months of 2002, reflecting its successful release. At end-December, over 75,000 orders for Mégane II had been placed, which was in excess of initial sales targets. Diesel models accounted for approximately two-thirds of total Mégane II sales and the customer base in France was roughly four years younger than that of its predecessor.
- **Espace** had a 0.3% share of the European market, down one-tenth of a percentage point, and was ranked second in its segment – just 2,200 units behind the Volkswagen Sharan – with a segment share of 16.6% in 2002, compared with 18.5% in 2001. After the release of the fourth generation, Espace became the top-selling MPV in Europe in November and December 2002. Over 20,000 Espace IVs had been ordered at end-December 2002.

- **Twingo** saw segment share contract by one-tenth of a percentage point in Western Europe to 1% in 2002 from 1.1% in 2001, while the entry-level B segment as a whole shrank 16%. Twingo has nevertheless proved a success for the past 10 years, and gained segment share in the entry-level compact car segment to 12.4% in 2002 from 12.2% in 2001. It ranked No. 2 in the segment.

■ The market for **light commercial vehicles** shrank 4.1%. Renault continued to gain ground, taking 15.8% of the market compared with 15.3% in 2001, despite recording the worst market mix of all auto manufacturers (down three-tenths of a percentage point). Renault consolidated its position once again in 2002 as leading brand thanks to its range of vehicles:

- In the small van segment, **Kangoo** kept well ahead of its rivals in the top slot despite a 2.1-point reduction of segment share to 26.4% in 2002. This decline was attributable to the arrival of new models and Kangoo ranked No. 2 in the total light commercial vehicle league tables, behind Ford Transit.
- Renault had its sights firmly set on conquering the van segment and saw its segment share climb by 2.6 percentage points in 2002 to total 10%, up from 7.4% in 2001. **Master** recorded a fall in segment share to 5.7% in 2002 from 6.3% in 2001, whereas **New Trafic** – launched in September 2001 and voted Van of the Year 2002 – secured market share of 4.2%.

Outside Western Europe, sales of Renault-badged passenger cars and light commercial vehicles dropped 5.8% to 359,864 units in 2002 from 382,177 in 2001.

This decline in sales was not widespread, as Renault grew market share in many regions:

■ In **Central Europe**, Renault sales gained 8.9% in a market that edged up by 1.5%. The situation in each country varied significantly; the Polish market – accounting for one-third of the Central European market – slid 6.1%, while other markets such as Hungary (up 15.3%) and Croatia (up 2.8%) were buoyant. After gaining nearly 3 points in 2001, Renault lifted its market share by an additional 0.7 of a percentage point in 2002. This sales performance was largely due to the success of Clio II (up half a percentage point), Laguna II (up three-tenths of a point) and Trafic (up two-tenths of a point), which more than offset the drop in sales of Thalia, the Clio saloon (down four-tenths of a point). All in all, Renault's market share in Central Europe was on a similar level to that recorded in Western Europe, with a 10.6% share of the passenger car market and a No. 2 ranking.

■ Renault also boosted sales in a number of new markets. In **Mexico**, Renault gained ground thanks to the popular Clio, powered by the 1.6-litre engine and produced locally since February 2002 in Nissan's Aguascalientes plant, as well as the Scénic, assembled at the Cuernavaca site. Sales jumped to nearly 15,900 units in 2002 from 3,600 in 2001, equivalent to a 2.2% share of the passenger car market. Renault made progress in **Australia** (3,900 vehicles sold in 2002 versus 1,900 in 2001), **Romania** – where Renault posted market share of 8.4% and unit sales of 9,100 vehicles, compared with 6,300 in 2001 – and **Russia**, with vehicle sales gaining over 48% to 8,300 units.

Renault also turned in a good sales performance on traditional market strongholds, including **Algeria** (38% rise to 15,400 units).

However, Renault was hard hit by the ongoing crises in the Turkish and Argentine markets and a slump in Brazil:

■ In **Turkey**, the market shed a further 15% in 2002 after losing nearly 68% in 2001. Subsequent to posting a significant 4.4-point gain in 2001, Renault's market share dropped 10 points in 2002 to total 13.8%. This steep decline was mainly due to the significant change in the passenger car/light commercial vehicle mix, the shutdown of R19 production in 2001 – the R19 had a 2.3% share of the total market that year – and no product launches in the D segment (Laguna II only went on sale in June). Other carmakers also started to reduce inventories on a massive scale – a move Renault had initiated in 2001. Thalia was the only vehicle that withstood the crisis in 2002. All told, sales in 2002 totalled 21,900 units – half the figure reported in 2001.

■ In **Argentina**, the economy virtually came to a standstill and the market narrowed a further 51.3% in 2002 after a 41.8% decline in 2001. That was a record 40-year low. Renault consolidated its lead position by growing market share by half a percentage point to 18.9% in 2002 from 18.4% in 2001 thanks to Mégane and Trafic, as well as a sound dealer network.

■ In **Brazil**, the market downturn that began in the second half of 2001 continued throughout 2002 (down 7.2%). Against this difficult backdrop, Renault's market share fell by three-tenths of a point to 4.3%. Renault continued to rank fifth in Brazil.

DACIA BRAND

In 2002, **Dacia** recorded a 6.1% increase in sales of passenger cars and light commercial vehicles to 57,775 units. This growth was mainly due to a 107% gain in export sales. In a buoyant Romanian market up 23%, Dacia saw its market share fall by 10.2 percentage points, but held on to its lead position in its local market with a share of 48.7%.

RENAULT SAMSUNG BRAND

Renault Samsung Motors continued to grow rapidly in Korea less than two years after starting up business again. The passenger cars Korean market expanded 15.8% in 2002 on account of a tax incentive for car purchases that ran until September 1, 2002. Renault Samsung's market share in Korea rose to 9.4% in 2002 from 6.6% in 2001 and its sales on both the Korean market and export markets climbed over 65% to 117,088 units.

This performance was attributable to the success of the **SM5**, which was among the three top-selling models in Korea and had a 29.2% share of its two market segments. A second model derived from a Nissan vehicle, the **SM3**, was launched in September 2002 and also helped boost sales. This mid-range four-door saloon – a product of the Renault-Nissan Alliance – is powered by a 1.5-litre 16-valve Nissan engine. Renault Samsung covered approximately 40% of the Korean market with these two models.

SALES FINANCING

In 2002, RCI Banque financed 32.7% of Renault and Nissan registrations in Western Europe, compared with 31.5% in 2001. The proportion of registrations financed increased for both the Renault brand (34.1%, compared with 32.6% in 2001) and the Nissan brand (25.6%, up from 25% in 2001).

RCI Banque processed €9.1 billion in new financing contracts excluding "card" business in 2002, compared with €8.8 billion in 2001 on a consistent basis – an increase of 4% with 968,000 new contracts excluding "card" business (up 1.5% from 954,000 in 2001).

RCI Banque's average loans outstanding amounted to €18.3 billion in 2002, up 8.4% (versus €16.9 billion on a consistent basis in 2001).

STATISTICS

MAIN RENAULT MARKETS

Registrations and market share (*)

Passenger cars	2001 units	2001 as a %	2002 units	2002 as a %
France	599,857	26.6%	579,618	27.0%
Germany	200,104	6.0%	206,403	6.3%
United Kingdom	181,651	7.4%	194,685	7.6%
Italy	169,437	7.0%	158,577	7.0%
Spain	180,134	12.6%	168,081	12.6%
Belgium / Luxembourg	67,049	12.6%	56,787	11.1%
Netherlands	49,772	9.4%	53,228	10.4%
Other countries in Western Europe	127,260	6.8%	125,849	7.0%
Western Europe	**1,575,264**	**10.6%**	**1,543,228**	**10.7%**
Poland	28,906	8.8%	31,227	10.1%
Central Europe (*)	**87,974**	**10.2%**	**93,031**	**10.6%**
Argentina	29,598	19.7%	14,392	20.0%
Brazil (*)	68,068	5.2%	58,945	4.8%
Turkey (*)	39,145	28.9%	16,715	17.6%
Light commercial vehicles				
France	151,291	34.9%	143,633	35.5%
Germany	20,361	9.9%	20,779	10.7%
United Kingdom	16,916	6.5%	20,658	7.6%
Italy	18,537	8.0%	23,775	9.3%
Spain	36,735	12.8%	34,105	12.7%
Belgium / Luxembourg	9,315	14.5%	7,648	14.2%
Netherlands	6,976	8.3%	8,282	10.2%
Other countries in Western Europe	28,371	8.9%	26,514	9.5%
Western Europe	**288,502**	**15.3%**	**285,394**	**15.8%**
Poland	1,714	7.5%	1,847	8.9%
Central Europe (*)	**6,644**	**7.7%**	**9,980**	**11.2%**
Argentina	5,877	13.6%	3,337	15.1%
Brazil (*)	2,321	1.0%	2,321	1.3%
Turkey (*)	5,131	10.1%	5,142	8.1%
Passenger cars and light commercial vehicles				
France	751,148	27.9%	723,251	28.4%
Germany	220,465	6.2%	227,182	6.6%
United Kingdom	198,567	7.3%	215,343	7.6%
Italy	187,974	7.1%	182,352	7.2%
Spain	216,869	12.7%	202,186	12.6%
Belgium / Luxembourg	76,364	12.8%	64,435	11.4%
Netherlands	56,748	9.2%	61,510	10.4%
Other countries in Western Europe	155,631	7.1%	152,363	7.3%
Western Europe	**1,863,766**	**11.2%**	**1,828,622**	**11.3%**
Poland	30,620	8.7%	33,074	10.1%
Central Europe (*)	**94,618**	**9.9%**	**103,011**	**10.6%**
Argentina	35,475	18.4%	17,729	18.9%
Brazil (*)	70,389	4.6%	61,266	4.3%
Turkey (*)	44,276	23.8%	21,857	13.8%

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

MAIN DACIA AND RENAULT SAMSUNG MARKETS

Registrations and market share	2001 units	2001 as a %	2002 units	2002 as a %
DACIA – Romania (cars and LCVs) (**)	52,013	58.9%	52,742	48.7%
RENAULT SAMSUNG – Korea (cars) (***)	70,648	6.6%	116,793	9.4%

(**) Based on the most recent APIA (Romanian association of car manufacturers and importers) data.
(***) Share of the local carmakers' market.

RENAULT – NEW CAR REGISTRATIONS IN WESTERN EUROPE BY MODEL

Passenger cars and light commercial vehicles	Year (1) 2001	2002
Twingo	165,370	140,693
Clio (including Thalía)	551,328	555,713
Mégane	572,711	479,613
Mégane II	0	40,812
Laguna	228,027	247,203
Safrane	1,196	13
Vel Satis	89	18,424
Avantime	640	5,032
Espace	60,217	37,321
Espace IV	0	11,048
Kangoo	200,909	187,621
Trafic	726	34
New Trafic	9,514	42,306
Master	63,544	54,855
Mascott	8,913	7,611
Other (Express, Messenger, etc.)	582	323
Registrations in Western Europe	**1,863,766**	**1,828,622**

(1) Preliminary figures.

RENAULT WORLDWIDE PRODUCTION – BY MODEL (2)

Passenger cars	Year 2001	2002
Twingo	171,768	149,744
Clio	672,898	677,037
Kangoo	111,874	105,221
Renault 9, 12 and 19	3,694	0
Mégane	663,027	551,673
Mégane II	0	81,287
Laguna II	275,755	258,983
Vel Satis	412	21,945
Avantime	1,350	5,522
Espace	59,465	32,421
Espace IV	0	19,833
Other (Laguna, Safrane)	4	0
Total passenger cars	**1,960,247**	**1,903,666**
Light commercial vehicles		
Express	2,499	0
Kangoo Express	129,213	113,752
Twingo Van	2,112	1,870
Clio Van	55,812	53,920
Mégane Van	6,899	5,201
Trafic (3)	2,467	928
Master 2	87,165	83,904
Mascott	7,708	6,371
Total light commercial vehicles	**293,875**	**265,946**
Worldwide production	**2,254,122**	**2,169,612**

(2) Production data taken from vehicle deliveries to sales entities.
(3) New Trafic production at the General Motors Europe plant in Luton, United Kingdom and the Nissan plant in Barcelona was not recorded as Renault production (the proportion of New Trafic production by Renault was 17,941 in 2001 and 48,356 in 2002).

CONSOLIDATED RESULTS AND BREAKDOWN BY DIVISION

COMMENTS ON ACCOUNTING POLICIES

■ Implementation of IASB standards

Renault has modified its accounting policies to reflect the fact that publicly listed companies in Europe are required to adopt IASB international accounting standards by 2005.

- As previously announced, Renault, like other manufacturers using international accounting standards (IAS), has applied **IAS 38** for **development costs** since January 1, 2002.

New-product development costs incurred after January 1, 2002 are recorded as intangible assets. Previously, they were expensed in the year incurred.

Effective December 31, 2002, the main differences between current IAS and those applied by Renault are the following:

- **IAS 39, Financial Instruments:** Renault will apply this standard after final revision and inclusion in French accounting rules.
- **Accounting for treasury shares** allocated to stock option plans: In accordance with French accounting rules, Renault records treasury shares as short-term investments, whereas international standards (see SIC 16) state that they should be presented as a deduction from consolidated equity.

■ Changes in presentation of sectoral data

For greater clarity, and to align the presentation of its financial statements more closely on the group's internal organization and on other manufacturers' presentation, Renault has slightly modified the composition of its two business units and has supplemented the sectoral data concerning each as of fiscal 2002.

- The **Automobile Division** now incorporates "Banking and other activities", formerly handled by the Finance Division. Hereafter, the Automobile Division's scope of business is that previously defined as "Industrial and commercial activities".
- The **Sales Financing Division** consists solely of the activities of RCI Banque and its subsidiaries.

These modifications have no material impact on results.

Sectoral data has been expanded and now includes full financial statements, i.e. income statements, balance sheets and cash flow statements.

Data related to revenues and operating margin presented below for 2001 and H1 2002 have been restated accordingly.

FINANCIAL RESULTS

- **Consolidated revenues amounted to €36,336 million in 2002, a 2.6% increase over 2001 on a consistent basis.**
- **Operating margin was €1,483 million, or 4.1% of revenues (€896 million pre-IAS 38, or 2.5% of revenues), compared with 1.3% in 2001.**
- **Other operating income and expenses amounted to a charge of €266 million (compared with income of €231 million in 2001).**
- **Nissan Motor's contribution to Renault's earnings was €1,335 million, or €1,145 million before IAS 38 (compared with €497 million in 2001). AB Volvo's contribution was €71 million (versus a negative contribution of €26 million in 2001).**
- **Renault's net income was €1,956 million (€1,359 million pre-IAS 38, compared with €1,051 million in 2001), giving earnings per share of €7.53 (€4.38 in 2001).**
- **Net financial indebtedness of the Automobile Division decreased by €1,432 million to €2,495 million in 2002. This is equivalent to 21.1% of shareholders' equity (compared with 39.1% at December 31, 2001).**

■ GROUP INCOME STATEMENT

Group **revenues** were €36,336 million in 2002. This is comparable to the amount reported in 2001, but represents a 2.6% increase on a consistent basis(1).

Revenues of the **Automobile Division** rose 2.3% to €34,456 million on a consistent basis. Two factors contributed to the increase:

- Improved model mix and pricing for new vehicles. This factor was underscored by growth in diesel vehicle sales in Europe and a programme to renew Renault's high-end vehicles;
- Growth in the spare parts business and in sales of powertrains to third parties, especially Nissan.

Contribution to group revenues by Division

(€ million)	2001 published	2001 restated (1)			2002			Change 2002 / 2001 restated		
	Full year	H1	H2	Full year	H1	H2	Full year	H1	H2	Full year
Automobile	33,841	17,416	16,259	33,675	18,069	16,387	34,456	+ 3.7%	+ 0.8%	+ 2.3%
Sales Financing	1,828	850	884	1,734	941	939	1,880	+ 10.7%	+ 6.2%	+ 8.4%
Other	682	0	0	0	0	0	0	–	–	–
Total	**36,351**	**18,266**	**17,143**	**35,409**	**19,010**	**17,326**	**36,336**	**+ 4.1%**	**+ 1.1%**	**+ 2.6%**

(1) For comparison, 2001 figures have been restated to conform to the 2002 presentation. The principal changes are as follows:

– Automobile Division: the deconsolidation of CAT following the sale of this group on July 1, 2001 (negative impact: €163 million)

– Sales Financing Division: a change in the method used to consolidate Renault Financial Services. Since December 31, 2001, this unit has been proportionally consolidated (50%), whereas previously it was fully consolidated. This change was made after the General Meeting of Shareholders redefined the partnership on a 50-50 shared-control basis (negative impact: €92 million)

– for Other, the deconsolidation of Irisbus following the sale to Iveco on January 2, 2002, of the Irisbus shares held by Renault (negative impact: €682 million)

The following had a negative impact on revenue growth:

- currencies, with the sharp depreciation of the Argentine peso and, to a lesser extent, the weak Brazilian real. This factor impacted revenues by 1.7 percentage points;
- lower volumes, with a decline in billings in Europe. This was partially offset by gains in other regions, notably South Korea (Renault Samsung).

Revenues of the **Sales Financing Division** rose 8.4% to €1,880 million on a consistent basis. This gain reflects an 8.4% like-for-like increase in average productive loans over 2001 and an increase in financing-related services (personal auto insurance, corporate fleet services, etc.).

In 2002, the group's **operating margin** was €1,483 million, or €896 million before IAS 38. This equates to a like-for-like increase of almost 90% compared with 2001. Before IAS 38, it is equivalent to 2.5% of revenues, compared with 1.3% in 2001.

Owing to the implementation of **IAS 38**, €637 million of development expenses has been recorded under intangible fixed assets. This is equivalent to 36.1% of total R&D spend. The net impact on the group's operating margin in 2002 was €587 million (equivalent to 1.6% of revenues). This also takes into account:

- a €15 million initial depreciation allowance for capitalized costs
- a IAS 38-related impact on the calculation of profit-sharing, for €35 million

Contribution to group operating margin by Division

€ million	2001 restated(1)	2002 published	2002 pre-IAS 38	H1 2001 restated(1)	H1 2001 pre-IAS 38	H2 2002 with IAS 38	H2 2002 pre-IAS 38
Automobile	200	1,189	602	758	416	431	186
% of revenues	*0.6%*	*3.5%*	*1.7%*	*4.2%*	*2.3%*	*2.6%*	*1.1%*
Sales Financing	273	294	294	154	154	140	140
% of revenues	*15.7%*	*15.6%*	*15.6%*	*16.4%*	*16.4%*	*14.9%*	*14.9%*
Total	473	1 483	896	912	570	571	326
% of revenues	***1.3%***	***4.1%***	***2.5%***	***4.8%***	***3.0%***	***3.3%***	***1.9%***

(1) Data restated to take into account changes in presentation of sectoral data.

The **Sales Financing Division** contributed €294 million to group operating margin. This is equivalent to 15.6% of revenues, compared with €273 million restated (15.7% of revenues) in 2001. The evolution reflects an increase in RCI Banque's total bank operating income, related mainly to higher margins on average productive loans and sales of services.

On a consistent basis, the **Automobile Division's** operating margin was €602 million, or 1.7% of revenues, compared with 0.6% in 2001.

Two factors explain this improvement:

- a reduction in general expenses (R&D expenses, administrative and IT expenses, head office operating costs). **Research and development expenses** were cut by €170 million, without affecting the product plan, thus reducing this item to 5.1% of the Automobile Division's revenues, compared with 5.6% in 2001. This reduction, following on from a sharp increase in 2001 related to the product renewal cycle, reflects more efficient spending. The group also benefited from a decline in administrative and IT expenses, resulting from the project-control and selection measures taken in 2001.

- a bigger **contribution from international operations**. After reporting a loss in 2001, Renault Samsung turned a substantial profit in 2002, ahead of schedule. Similarly, expansion of activities in Mexico with the support of Nissan helped drive profitable growth for the group. Last, by reacting swiftly in countries where the economy was in crisis (Argentina, Turkey) or where activity was slipping (Brazil), the group managed to limit the negative impact on its performance.

Europe's contribution was resilient, contracting only slightly despite a general downtrend in volumes. As expected, with Mégane and Espace reaching the end of their life-cycle, there was stronger commercial pressure, particularly in the second half. Warranty expenses were up, owing mainly to the extension of warranty periods. By contrast, the group continued to roll back purchasing costs, despite a more difficult climate with suppliers. Renault Nissan Purchasing Organization (RNPO) made a notable contribution in this respect, achieving better cost-efficiencies than purchasing by Renault alone. The product mix and pricing also improved.

Other operating income and expenses showed a charge of €266 million. This compared with income of €231 million in 2001, due to €632 million of capital gains, mainly from the sale of Renault VI to Volvo[1] (€335 million) and the sale of CAT shares to Global Automotive Logistics (€318 million).

In 2002, this item included:

- proceeds of €114 million from the **sale of shareholdings in operating subsidiaries.** This consisted mainly of capital gains from the sale of Renault shareholdings in Global Automotive Logistics (€79 million) and Irisbus (€34 million);
- **costs and provisions for restructuring and manpower programmes** amounting to €156 million (compared with €204 million in 2001). These consisted mainly of:
  - the discounting of provisions set up in 1999 and 2000 for employee early-retirement plans (CASA) in France (€36 million),
  - the cost of the Convenio plan in Spain (€71 million),
  - costs and provisions recorded in other group subsidiaries (€49 million);
- losses (net of capital gains) of €48 million on the **sale of tangible and intangible fixed assets;**
- **extraordinary operating expenses** (net of income) amounting to €159 million. These consist mainly of a €102 million provision for asset depreciation, including a €75 million write-down of industrial assets in Brazil to reflect diminishing prospects in the Mercosur market.

Taking into account other operating income and expenses, the group's **net operating income** was €1,217 million (€630 million pre-IAS 38), compared with €704 million in 2001.

The net balance on the financing account in 2002 was an expense of €91 million, following a €64 million expense in 2001.

(1) In 2001 Renault and Volvo resorted to arbitration regarding the interpretation of the agreement governing the contribution of Renault Véhicules Industriels. The procedure could result in a reduction in the value of that contribution. In 2001, Renault set up a provision by adjusting the capital gain recognized on the contribution. Renault believes that the outcome will not have a material impact on its financial position. There were no new developments in 2002.

Two events had an impact on financial income in the past two years:
• the sale of the group's BNP Paribas shares generated a capital gain of €89 million in 2001
• the increase in Renault's share price made it possible to reverse €37 million of the €58 million provision established in 2001 for treasury shares held for stock option plans

In 2002, the net balance on the financing account also benefited from a decrease in Renault's indebtedness, combined with low interest rates, since a large portion of the debt is yen-denominated.

Renault's share in **the net income of companies accounted for by the equity method** in 2002 was a positive €1,331 million (€1,113 million pre-IAS 38), compared with a positive €380 million in 2001.

- Renault benefited from a rise in Nissan's net income. **Nissan Motor's** equity-accounted contribution to Renault's results in 2002 was a positive €1,335 million after goodwill amortization. Before IAS 38, this contribution amounted to €1,145 million, compared with a profit of €497 million in 2001. Since Renault has raised its interest in Nissan from 36.8% to 44.4%, its share in the restated net income/loss of Nissan has been computed on the basis of 44.4% since March 1, 2002.
- **AB Volvo's** equity-accounted contribution to Renault's results was a positive €71 million, after amortization of negative goodwill and including the €28 million impact of IAS 38, compared with a negative €26 million in 2001.
- **Other equity-accounted companies** (notably Maïs and Teksid) contributed a negative €75 million to Renault's results in 2002, compared with a negative €91 million in 2001.

In 2002, **current and deferred taxes** represented a net charge of €447 million (€239 million pre-IAS 38), compared with a net charge of €67 million in 2001. The effective tax rate (prior to the impact of equity-accounted companies) was 39.7%. Application of IAS 38 was reflected in the financial statements by a €208 million deferred tax charge.

After recognizing this tax charge and the €54 million of net income allocated to minority interests, Renault's **net income** was €1,956 million (€1,359 million pre-IAS 38), compared with €1,051 million in 2001. Earnings per share is €7.53 (€5.24 pre-IAS 38), compared with €4.38 in 2001.

Strengthening the Renault-Nissan Alliance

Renault increased its stake in Nissan from 36.8% to 44.4% in March 2002, and Nissan Finance has held a 15% stake in Renault since May 2002. As a result, the number of shares used to **compute EPS** is arrived at by cancelling out Nissan's 44.4% stake in Renault, as follows:

Number of shares at December 31, 2002:	284,937,118
Neutralization of 44.4% of the 42,740,568 new shares	– 18,976,812
Number of shares at December 31, 2002 (after neutralization)	265,960,306
Average no. of shares (weighted by no. of days) outstanding in 2002	259,560,417

The impact of this neutralization on EPS is €0.38.

Similarly, Renault neutralizes 44.4% of capital increases reserved for Nissan when **computing shareholders' equity.**

CASH FLOW STATEMENT

Automobile Division

Implementation of **IAS 38** has a neutral impact on net financial indebtedness. The positive effects on cash flow (€602 million) and the change in working capital requirements (€35 million) are identical to the increase in intangible investments relating to the capitalization of development costs (€637 million).

The **net financial indebtedness** of the Automobile Division decreased by €1,432 million in 2002. At December 31, 2002, it stood at €2,495 million, including €324 million in redeemable shares, compared with €3,927 million at December 31, 2001.

The primary reason for this substantial decrease was an improvement in operating conditions for the automobile business, including:

- stronger **cash flow**, which amounted to €3,179 million (€2,577 million pre-IAS 38), compared with €1,395 million in 2001. Cash flow includes the dividends received from Nissan Motor (€183 million) and AB Volvo (€77 million);
- a further decrease of €322 million in the **working capital requirement** (€267 million excluding the impact of the renegotiation of financing terms for the Technocentre) following a decline of €1,751 million in 2001.

Operations financed €2,968 million (€2,331 million pre-IAS 38) of **purchases of property, plant and equipment and intangibles**, compared with €2,546 million in 2001. Investments were 6.8% of revenues, pre-IAS 38, down from 7.4% in 2001. The decrease was due to a more selective investment policy in the Automobile Division.

In 2002 investments were used mainly to renew product and powertrain ranges and to modernize facilities.

In Europe, range-renewal investments amounted to 62% of the total outlay. These funds were allocated for the Mégane II programme in Douai and Palencia; for the completion of the upper mid-range segment programmes at Sandouville (Vel Satis and Espace IV); for production start-up of New Trafic at Nissan's Barcelona plant; and for expanding production capacity for engines and gearboxes.

International investments accounted for 13% of the total and were earmarked in particular for the Mégane II programme in Turkey and the modernization of the Dacia plant in Romania.

Another reason for the decline in indebtedness was the significant impact of operations under phase two of the plan to strengthen the Renault-Nissan Alliance.

- To finance its additional investment in Nissan, Renault spent €1,875 million (recorded as an **equity investment**).
- Renault received cash inflows totalling €2,217 million from two **capital contributions:**
  - Nissan Finance's acquisition of a 15% stake, for a net €2,158 million
  - the December 2001 share issue reserved for group employees (€61 million)

Two other actions helped lower the Automobile Division's indebtedness:

- **sales of shares**, mostly in Irisbus (€166 million) and Global Automotive Logistic (€39 million), for a total of €209 million
- renegotiation of the financing terms of the Technocentre, which reduced debt by €214 million. Conversely, €285 million was paid out in dividends, including €250 million by Renault and €34 million by Oyak Renault.

The Automobile Division recorded translation gains totalling €535 million, in particular on the conversion of debts of companies in Brazil (€128 million) and Argentina (€82 million) and on Renault's yen-denominated debt (€286 million).

Sales Financing Division

In 2002, the Sales Financing Division's cash flows from operating activities amounted to €663 million. This corresponds to a **net cash flow** of €520 million, compared with €410 million in 2001; to a €298 million increase in **interest-bearing debt from sales financing** (net of the increase in sales-financing receivables); and to a €155 million increase in the **working capital requirement**.

Capital investments net of disposals (chiefly the acquisition of rental vehicles) totalled €147 million.

CHANGE IN SHAREHOLDERS' EQUITY

In 2002, group **shareholders' equity** increased by €1,777 million, totalling €11,828 million at December 31, 2002, compared with €10,051 million a year earlier.

The main reasons for this increase are:

- recognition of net income in 2002 (€1,956 million);
- the two capital increases reserved for Nissan Finance, which resulted in a net increase in Renault's shareholders' equity of €1,196, after deducting Renault's 44.4% interest in Nissan from the gross amount of €2,166 million;
- the distribution of €234 million in dividends for FY 2001;
- the €417 million decline between March 1999 and March 1, 2002, in the fair value of 36.8% of the assets and liabilities of Nissan, following the increase of Renault's stake in Nissan. This restatement is essentially due to the decline in the Japanese property market and to the decrease in the value of investments to cover Japanese companies' pension commitments;
- the negative €693 million change in translation adjustments, reflecting mainly the impact of the devaluation of the Argentine peso (– €174 million), the Brazilian real (– €215 million) as well as the indirect impact of changes in the shareholders' equity of Nissan's foreign subsidiaries, net of hedging (– €391 million).

Renault Group condensed consolidated financial statements for the period

ended December 31, 2002

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF THE RENAULT GROUP IN 2002

Condensed Consolidated Income Statement € million	2002 Published (a)	2002 Pro forma (b)	2001	2000
Sales of goods and services	34,586	34,586	34,617	38,583
Sales financing revenues	1,750	1,750	1,734	1,592
Revenues	**36,336**	**36,336**	**36,351**	**40,175**
Cost of goods and services sold	(28,178)	(28,143)	(28,240)	(30,214)
Cost of sales financing	(1,169)	(1,169)	(1,165)	(1,053)
Research and development expenses	(1,143)	(1,765)	(1,935)	(2,048)
Selling, general and administrative expenses	(4,363)	(4,363)	(4,538)	(4,838)
Operating margin	**1,483**	**896**	**473**	**2,022**
Other operating income and expenses	(266)	(266)	231	(319)
Operating income	**1,217**	**630**	**704**	**1,703**
Financial income (expense)	**(91)**	**(91)**	**(64)**	**(69)**
Share in net income of Nissan Motor	1,335	1 145	497	56
Share in net income of AB Volvo	71	43	(26)	
Share in net income (loss) of other companies accounted for by the equity method	(75)	(75)	(91)	33
Group pre-tax income	**2,457**	**1,652**	**1,020**	**1,723**
Current and deferred taxes	(447)	(239)	(67)	(649)
Group net income	**2,010**	**1,413**	**953**	**1,074**
Minority interests	(54)	(54)	98	6
Renault net income	**1,956**	**1,359**	**1,051**	**1,080**
Earnings per share (in euros)	**7.53**	**5.24**	**4.38**	**4.50**
Number of shares outstanding (in thousands)	**259,560**	**259,560**	**239,998**	**239,798**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure, with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes.

Condensed Consolidated Balance Sheet at December 31 € million	2002 Published (a)	2002 Pro forma (b)	2001	2000
Assets				
Intangible assets	905	284	303	325
Property, plant and equipment	10,262	10,262	10,222	11,001
Investments in companies accounted for by equity method:	7,966	7,748	6,985	5,540
– Nissan Motor	*6,348*	*6,158*	*5,287*	*5,156*
– AB Volvo	*1,442*	*1,414*	*1,469*	
– Other companies	*176*	*176*	*229*	*384*
Other investments and financial assets	418	418	607	1,110
Deferred tax assets	1,378	1,378	1,668	1,669
Inventories	4,780	4,780	4,832	5,996
Sales financing receivables	17,872	17,872	16,845	15,513
Trade receivables	2,067	2,067	2,465	3,799
Other receivables and prepaid expenses	2,043	2,043	1,985	2,725
Loans and marketable securities	2,183	2,183	2,082	2,485
Cash and cash equivalents	3,354	3,354	2,135	1,812
Total assets	**53,228**	**52,389**	**50,129**	**51,975**
Shareholders' equity and liabilities				
Shareholders' equity	11,828	11,231	10,051	9,652
Minority interests	377	377	385	639
Deferred tax liabilities and provisions for risks and liabilities	3,819	3,611	3,450	4,374
Interest-bearing borrowings	24,485	24,485	23,491	23,297
– Automobile	*6,749*	*6,749*	*7,451*	*7,785*
– Sales Financing	*17,736*	*17,736*	*16,040*	*15,512*
Trade payables	6,933	6,933	7,246	7,853
Other liabilities and deferred income	5,786	5,752	5 506	6,160
Total shareholders' equity and liabilities	**53,228**	**52,389**	**50,129**	**51,975**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure, with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes.

Changes in consolidated shareholders' equity € million	Number of actions (in thousands)	Share capital	Share premium account	Translation adjustment	Reserves and retained earnings	Total
Balance at December 31, 1999 (*)	**239,798**	**914**	**2,367**	**(15)**	**4,919**	**8,185**
Dividends					(179)	(179)
Change in translation adjustment				566		566
2000 net income					1,080	1,080
Balance at December 31, 2000 (*)	**239,798**	**914**	**2,367**	**551**	**5,820**	**9,652**
Capital increase	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment				(501)		(501)
2001 net income					1,051	1,051
Balance at December 31, 2001 (*)	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**
Capital increase (a)	42,741	163	1,033			1,196
Dividends					(234)	(234)
Change in translation adjustment				(693)		(693)
2001 net income (b)					1,956	1,956
Other changes (c)					(448)	(448)
Balance at December 31, 2002 (*)	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**

(*) Before allocation.
(a) Including the neutralization corresponding to Renault's share of Nissan's capital (44,4%).
(b) Including the impact, net of taxes, of the capitalization of research and development expenses incurred from January 1, 2002 (€597 million) .
(c) Impact of the Nissan capital increase reserved for Renault

Condensed statements of consolidated cash flow € million	2002 (a)	2002 Pro forma (b)	2001	2000
Renault net income	1,956	1,359	1,051	1,080
Depreciation and amortization	2,049	2,034	1,777	1,899
Other	(427)	(417)	(1,140)	433
Cash flow	**3,578**	**2,976**	**1,688**	**3,412**
Increase in sales financing receivables	(1,376)	(1,376)	(2,227)	(483)
Net change in interest-bearing borrowings for the sales financing activity	1,702	1,702	1,685	613
Decrease (increase) in working capital requirements	167	132	1,951	(1,769)
Cash flows from operating activities	**4,071**	**3,434**	**3,097**	**1,773**
Nissan capital increase reserved for Renault	(1,875)	(1,875)	0	0
Other acquisitions of investments, net of cash acquired	(98)	(98)	(109)	(811)
Purchases of property, plant and equipment and intangibles	(3,633)	(2,996)	(3,205)	(2,846)
Disposals, other	882	882	1,224	496
Cash flows from investing activities	**(4,724)**	**(4,087)**	**(2,090)**	**(3,161)**
Proceeds from shareholders	61	61	0	50
Dividends distributed	(285)	(285)	(260)	(224)
Renault SA capital increase reserved for Nissan	2,158	2,158	0	0
Net change in interest-bearing borrowings for automobile and other activities	57	57	(155)	2,348
Cash flows from financing activities	**1,991**	**1,991**	**(415)**	**2,174**
Net increase in cash and cash equivalents	**1,338**	**1,338**	**592**	**786**

Opening balance	2,135	2,135	1,812	1,046
Increase (decrease)	1,338	1,338	592	786
Impact of exchange rate changes	(119)	(119)	(270)	(20)
Closing balance	3,354	3,354	2,135	1,812

(a) As of January 1, 2002, Renault capitalizes research and development expenditure, with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes

INFORMATION BY DIVISION

	Automobile	Sales Financing	Interdivision transaction and other (a)	Consolidated total
2002				
Income statement items by division				
External sales	34,456	1,880		36,336
Interdivision sales (a)	344	200	(544)	
Revenues	34,800	2,080	(544)	36,336
Operating margin	1,187	293	3	1,483
Operating income	928	286	3	1,217
Share in net income of companies accounted for by the equity method	1,331			1,331
Financial income (expense)	26	4	(121)	(91)
Current and deferred taxes	(343)	(104)		(447)
Group net income	1,942	186	(118)	2,010
Balance sheet items by division				
Property, plant and equipment and intangibles	10,795	372		11,167
Investments accounted for by the equity method	7,966			7,966
Other investments and financial assets	1,819	9	(1,410)	418
Deferred tax assets	1,179	199		1,378
Inventories	4,777	3		4,780
Customer receivables	2,214	18,270	(545)	19,939
Other receivables and prepaid expenses	1,457	554	32	2,043
Loans and marketable securities	2,291	815	(923)	2,183
Cash and cash equivalents	2,463	1,072	(181)	3,354
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	11,828
Minority interests	374	3		377
Deferred tax liabilities	515	215		730
Provisions for risks and liabilities	2,958	131		3,089
Interest-bearing borrowings	7,248	18,776	(1,539)	24,485
Trade and other payables	6,933			6,933
Other liabilities and deferred income	5,105	759	(78)	5,786
Total shareholders' equity and liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**
Cash flow statement items by division				
Cash flow	3,179	520	(121)	3,578
Increase in sales financing receivables		(1,404)	28	(1,376)
Net change in interest-bearing borrowings for sales financing		1,702		1,702
Change in working capital requirement	322	(155)		167
Cash flow from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchases of property, plant and equipment, net of disposals	(2,284)	(147)		(2,431)
Purchases of intangibles, net of disposals	(684)			(684)
Equity investments, net of disposals	(1,763)			(1,763)
Net change in other financial assets	144	135	(125)	154
Cash flow from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	2,065
Other financing		(74)		(74)
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Impact of changes in translation adjustment and scope of consolidation	**586**	-	-	-
Change in net financial indebtedness	**1,432**	-	-	-
Other information by division				
Capital expenditure	3,265	368		3,633
Depreciation and amortization	1,938	111		2,049
Non cash expenses other than depreciation	399	216		615
Research and development expenses	1,143			1,143
Personnel expenses	4,761	204		4,965
Workforce at December 31	128,934	3,417		132,351

(a) Interdivision transactions are carried out under near market conditions.

	Automobile	Sales Financing	Interdivision transaction and other (b)	Consolidated total
2002 pro-forma (a)				
Income statement items by division				
Operating margin	600	293	3	896
Operating income	341	286	3	630
Share in net income of companies accounted for by the equity method	1,113			1,113
Current and deferred taxes	(135)	(104)		(239)
Group net income	1,345	186	(118)	1,413
Balance sheet items by division				
- Assets				
Property, plant and equipment and intangibles	10,173	372		10,545
Investments accounted for by the equity method	7,748			7,748
Deferred tax assets	1,179	199		1,378
Total assets	**34,121**	**21,294**	**(3,027)**	**52,388**
– Shareholders' equity and liabilities				
Shareholders' equity	11,231	1,410	(1,410)	11,231
Deferred tax liabilities	307	215		522
Other liabilities and deferred income	5,070	759	(78)	5,751
Total sharehoders' equity and liabilities	**34,121**	**21,294**	**(3,027)**	**52,388**
Cash flow statement items by division				
Cash flow	2,577	520	(121)	2,976
Change in working capital requirement	287	(155)		132
Change in net receivables		326		326
Cash flows from operating activities	**2,864**	**691**	**(121)**	**3,434**
Purchases of property, plant and equipment and intangibles, net of disposals	(2,331)	(21)	(125)	(2,477)
Impact on cash and cash equivalents	**533**	**670**	**(246)**	**957**
Other information by division				
Capital expenditure	2,628	368		2,996
Depreciation and amortization	1,923	111		2,034
Research and development expenses	1,765			1,765

(a) Without capitalization of development expenses, for comparison purposes.
(b) Interdivision transactions are carried out under near market conditions.

	Automobile	Sales Financing	Interdivision transaction and other (a)	Consolidated total
2001				
Income statement items by division				
External sales	34,525	1,826		36,351
Interdivision sales (a)	355	193	(548)	
Revenues	34,880	2,019	(548)	36,351
Operating margin	199	273	1	473
Operating income	458	245	1	704
Share in net income of companies accounted for by the equity method	380			380
Financial income (expense)	47	6	(117)	(64)
Current and deferred taxes	35	(102)		(67)
Group net income	920	149	(116)	953
Balance sheet items by division				
Property, plant and equipment and intangibles	10,225	300		10,525
Investments accounted for by the equity method	6,985			6,985
Other investments and financial assets	1,938	24	(1,355)	607
Deferred tax assets	1,488	180		1,668
Inventories	4,832			4,832
Customer receivables	2,551	17,258	(499)	19,310
Other receivables and prepaid expenses	1,485	493	7	1,985
Loans and marketable securities	2,421	707	(1,046)	2,082
Cash and cash equivalents	1,575	597	(37)	2,135
Total assets	**33,500**	**19,559**	**(2,930)**	**50,129**
Shareholders' equity	10,051	1,355	(1,355)	10,051
Minority interests	385			385
Deferred tax liabilities	466	229		695
Provisions for risks and liabilities	2,633	122		2,755
Interest-bearing borrowings	7,925	17,063	(1,497)	23,491
Trade and other payables	7,283		(37)	7,246
Other liabilities and deferred income	4,757	790	(41)	5,506
Total shareholders' equity and liabilities	**33,500**	**19,559**	**(2,930)**	**50,129**
Cash flow statement items by division				
Cash flow	1,395	410	(117)	1,688
Increase in sales financing receivables		(2,225)	(2)	(2,227)
Net change in interest-bearing borrowings for sales financing		1,685		1,685
Change in working capital requirement	1,751	200		1,951
Cash flow from operating activities	**3,146**	**70**	**(119)**	**3,097**
Purchases of property, plant and equipment, net of disposals	(2,497)	(68)		(2,565)
Purchases of intangibles, net of disposals	(49)	(26)		(75)
Equity investments, net of disposals	604	(3)		601
Net change in other financial assets	(44)	(221)	214	(51)
Cash flow from investing activities	**(1,986)**	**(318)**	**214**	**(2,090)**
Shareholder financing	(254)	33	(39)	(260)
Other financing		(156)		(156)
Cash flows from financing activities	**(254)**	**(123)**	**(39)**	**(415)**
Increase (decrease) in cash and cash equivalents	**906**	**(371)**	**56**	**592**
Impact of changes in translation adjustment and scope of consolidation	**(40)**	**-**	**-**	**-**
Change in net financial indebtedness	**866**	**-**	**-**	**-**
Other information by division				
Capital expenditure	2,915	290		3,205
Depreciation and amortization	1,689	88		1,777
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,935			1,935
Personnel expenses	4,807	206		5,013
Workforce at December 31	136,996	3,421		140,417

(a) Interdivision transactions are carried out under near market conditions.

	Automobile	Sales Financing	Interdivision transaction and other (a)	Consolidated total
2000				
Income statement items by division				
External sales	38,520	1,655		40,175
Interdivision sales (a)	320	192	(512)	
Revenues	38,840	1,847	(512)	40,175
Operating margin	1,755	266	1	2,022
Operating income	1,467	235	1	1,703
Share in net income of companies accounted for by the equity method	88	1		89
Financial income (expense)	37	14	(120)	(69)
Current and deferred taxes	(541)	(108)		(649)
Group net income	1,051	142	(119)	1,074
Balance sheet items by division				
Property, plant and equipment and intangibles	11,017	309		11,326
Investments accounted for by the equity method	5,525	15		5,540
Other investments and financial assets	2,448	15	(1,353)	1,110
Deferred tax assets	1,508	161		1,669
Inventories	5,996			5,996
Customer receivables	3,888	15,918	(494)	19,312
Other receivables and prepaid expenses	2,322	483	(80)	2,725
Loans and marketable securities	2,741	679	(935)	2,485
Cash and cash equivalents	1,115	816	(119)	1,812
Total assets	**36,560**	**18,396**	**(2,981)**	**51,975**
Shareholders' equity	9,652	1,353	(1,353)	9,652
Minority interests	627	12		639
Deferred tax liabilities	289	255		544
Provisions for risks and liabilities	3,730	100		3,830
Interest-bearing borrowings	8,649	16,104	(1,456)	23,297
Trade and other payables	7,853			7,853
Other liabilities and deferred income	5,760	572	(172)	6,160
Total shareholders' equity and liabilities	**36,560**	**18,396**	**(2,981)**	**51,975**
Cash flow statement items by division				
Cash flow	3,034	498	(120)	3,412
Increase in sales financing receivables		(521)	38	(483)
Net change in interest-bearing borrowings for sales financing		613		613
Change in working capital requirement	(1,657)	(112)		(1,769)
Cash flow from operating activities	**1,377**	**478**	**(82)**	**1,773**
Purchases of property, plant and equipment, net of disposals	(2,253)	(92)		(2,345)
Purchases of intangibles, net of disposals	(36)			(36)
Equity investments, net of disposals	(859)	77		(782)
Net change in other financial assets	3	338	(339)	2
Cash flow from investing activities	**(3,145)**	**323**	**(339)**	**(3,161)**
Shareholder financing	(160)	(106)	92	(174)
Other financing		2,053	295	2,348
Cash flows from financing activities	**(160)**	**1,947**	**387**	**2,174**
Increase (decrease) in cash and cash equivalents	**(1,928)**	**2,748**	**(34)**	**786**
Impact of changes in translation adjustment and scope of consolidation	**(166)**	**-**	**-**	**-**
Change in net financial indebtedness	**(2,094)**	**-**	**-**	**-**
Other information by division				
Capital expenditure	2,604	242		2,846
Depreciation and amortization	1,817	82		1,899
Non cash expenses other than depreciation	98	158	(25)	231
Research and development expenses	2,048			2,048
Personnel expenses	5,913	199		6,112
Workforce at December 31	162,654	3,460		166,114

(a) Interdivision transactions are carried out under near market conditions.

RENAULT

Direction des Relations Financières – Direction de la Comptabilité – 27-33, quai Le Gallo – 92512 BOULOGNE BILLANCOURT CEDEX – Tél. : 01.41.04.04.04
http://www.renault.com

RENAULT information financière
financial information

03 DEC -2 AM 7:21

Exhibit B.4

Earnings report

Year 2001

HIGHLIGHTS AND KEY FIGURES

- Highlight: As a result of the agreement between Renault and AB Volvo, signed on January 2, 2001, Renault V.I./Mack was deconsolidated and the AB Volvo Group was accounted for by the equity method. Information relating to fiscal year 2000 has been adjusted on a pro forma basis (see notes).
- Group sales worldwide: 2.41 million passenger cars and light commercial vehicles, an increase of 2.3%, reflecting a 1.6% rise in sales in Western Europe to 1.9 million units and growth of 4.7% in the rest of the world.
- Renault's sales in Western Europe: Renault retained its position as leading brand in the passenger car and light commercial vehicle market, with market share of 11.1%, compared with 11% in 2000.
- Group revenues: EUR 36,351 million, up 6.1% on a consistent basis.
- Consolidated Group operating margin: EUR 473 million, or 1.3% of revenues, versus 5.4% in 2000, based on pro forma financial statements.
- Renault net income: EUR 1,051 million (EUR 1,080 million in 2000), corresponding to net earnings per share of EUR 4.38.
- Net financial indebtedness of industrial and commercial activities declined by EUR 866 million to EUR 3,927 million at December 31, 2001.

OVERVIEW

In a contrasting economic climate, worldwide sales for the Renault Group increased by 2.3% in 2001 to 2.4 million vehicles. This rise was due to buoyant Renault Samsung Motors sales, while sales under the Renault and Dacia nameplates remained virtually stable. Renault-badged unit sales fell sharply in Turkey and Argentina (by nearly 100,000 vehicles) on account of collapses in the local markets, but grew in the rest of the world, particularly in Western and Central Europe and Brazil. In Western Europe, Renault retained its position as leading automotive brand, with market share of 11.1%, compared with 11% in 2000. The increase was prompted by a pick-up in sales in the second half thanks to the success of New Clio, Laguna II and new diesel engines.

Group revenues rose on the back of Renault's sales growth in Europe and an improved model mix. Despite the Group's ongoing cost-cutting efforts, operating margin was down. This was due to a sharp downturn in the contribution from outside Western Europe, a rise in R&D expenditure and warranty costs and a less buoyant product cycle ahead of the renewal of the Mégane range.

The worsening situation in Argentina led to the recognition of exceptional charges.

Renault's net income was maintained in 2001, however, as a result of sizeable capital gains from sales of assets and Nissan's recovery. Furthermore, net financial indebtedness of industrial and commercial activities dropped by EUR 866 million to EUR 3,927 million.

OUTLOOK

2002 will be a year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year.

Against this backdrop and in a context in which Renault's markets remained at similar levels to those in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain a positive operating margin, on a consistent accounting basis. 2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

RENAULT-NISSAN ALLIANCE

■ Status report of Renault-Nissan cooperation

The Alliance initiated new collaborative projects in 2001. Significant progress was made in the area of **platforms**. After the development of the B platform, the C platform was launched in 2001 ahead of schedule. Work also continued on **common powertrain families** and cross-utilization got well under way. Vel Satis is equipped with Nissan's 3.5-litre V6 engine and Kangoo saw the introduction of a Nissan four-wheel-drive transmission. In **purchasing**, an equally-owned Renault-Nissan company – RNPO – was set up covering almost 30% of annual Alliance purchases worldwide, a total of $14.5 billion. In the longer term, it should handle up to 70%. **Cross-manufacturing** was stepped up. A Nissan plant in Mexico started production of Scénic in 2000, then Clio in 2001, New Trafic is to be built at a Nissan plant in Spain in 2002 and a common LCV assembly facility was opened in Brazil to manufacture Master and the Nissan Frontier pickup from 2002. Renault bolstered its **international development** with Nissan's support in 2001, particularly in Australia and Indonesia in the Asia-Pacific region. The creation of a new joint IS/IT organization called RNIO was also announced and should bring more cost-effective systems and infrastructure.

■ Nissan's recovery

The results published by Nissan for first-half 2001 (April 1 – September 30, 2001) showed record profits for the third half-yearly period in a row, with operating profit of JPY 188.8 billion and net profit of JPY 230.3 billion. Operating margin amounted to 6.3% of revenues, while consolidated net automotive debt was cut to JPY 804 billion.

■ Positive contribution by Nissan to Renault's results

After restating and amortizing EUR 21 million of goodwill for the first half-year, Nissan's half-yearly earnings were reflected in Renault's financial statements for second-half 2001 by a positive contribution of EUR 224 million. For the full-year period, Nissan's contribution to Renault's 2001 financial statements was a positive EUR 497 million, compared with EUR 56 million in 2000.

■ Plans to strengthen the Alliance

On October 30, 2001, Renault and Nissan announced plans to accelerate development of the Renault-Nissan bi-national group while preserving the operating autonomy of each company, in keeping with the principles of the 1999 agreement. Renault and Nissan have been able to envisage this new step because of the rapid success of the Nissan Revival Plan and the implementation of numerous common programmes within the Alliance. The fundamental issue is to anchor the Alliance even more firmly in a performance-driven momentum by developing a greater community of interests between the two companies and setting up a joint structure – Renault-Nissan BV – equally owned by Renault and Nissan, which will replace the current Global Alliance Committee and steer mid- to long-term strategy.

The plans involve **cross-shareholdings**. Renault would exercise the warrants held since the signing of the 1999 agreement at a price of JPY 400 per share to bring its stake in Nissan to 44.4%. Nissan group would subscribe to a reserved capital increase and take a stake of no more than 15%(1) in Renault. The subscription price set for Nissan would be equal to the average share price of the 20 trading sessions prior to the decision by the Renault Board of Directors to launch the share capital increase. The French government would support this move and reduce its stake in Renault initially by dilution from 43.78% to 37.21%, then by partially selling its shares to end up with a stake of 25%. The timetable of this public offering has not yet been defined and will depend on market conditions.

A Dutch-registered **foundation** would be established to secure the long-term future and underlying value of the Alliance. The foundation would be able to subscribe for over half of Renault-Nissan BV's share capital should a third party or a concerted third-party grouping acquire an equity stake of over 15% in Renault or Nissan through any other means than a public offering. It would nevertheless only be able to retain control over Renault-Nissan BV for a period of less than 18 months.

The plans are subject to the approval of Renault's Extraordinary General Meeting of Shareholders, which will be held on March 28, 2002.

(1) This stake in Renault would be devoid of voting rights at Renault AGMs, pursuant to French legislation in force. It would be held by a wholly-owned Nissan Motor operating subsidiary.

DEPLOYMENT OF RENAULT'S STRATEGY

■ Innovation and brand identity

Powered by 1.5-litre dCi engines, **New Clio** went on sale in June 2001 and took a 3.3% share of the car market in Western Europe. In the D segment, **Laguna II** – available in hatchback and estate versions – was launched progressively from January and met with immediate success, taking fourth spot in its segment and second position in the last quarter of 2001. Laguna II was the first vehicle on the market ever to achieve the maximum five-star rating in crash tests organized by the independent consortium Euro NCAP. 2001 marked the start of the renewal of Renault's top of the range. **Avantime** was the first high-end model and came out in November 2001. **Vel Satis** will be launched in 2002 reinforcing Renault's positioning in this segment and looks set to revolutionize the automotive landscape. The new Espace is also planned for launch in 2002. In keeping with plans to bolster its brand image, Renault opted to first renew the top of the line before moving down to other segments, which will in turn benefit from a better image all round. In light commercial vehicles, **New Trafic** was put on the market and voted Van of the Year 2002 in January 2002. Renault also extended its Master range.

At the same time, Renault continued to develop its **range of engines and transmissions.** A new generation of 1.5-litre dCi engines was introduced on New Clio and a new 100bhp 1.9-litre dCi common-rail unit teamed with a five-speed manual gearbox went on sale with Laguna II in the second half of 2001. Furthermore, to meet increasing demand for diesel vehicles, Renault boosted its production capacity from 850,000 units in 2000 to 1.4 million units at year-end 2001. The proportion of diesel-engined sales in Renault's total passenger car sales in Western Europe came to 39.3% at end-November 2001, up from with 32.8% at end-December 2000.

■ Cost reduction: first year of the three-year plan (2001-2003)

As part of the three-year cost-reduction plan aiming for savings of EUR 3 billion (on a consistent basis with 2000), Renault implemented the necessary measures to meet the annual savings target of EUR 1 billion over a three-year period. In 2001, Renault sped up cuts in distribution costs by continuing to restructure the dealer network and improving the performance of the existing system.

■ New Distribution

New Distribution got under way in 11 European assembly plants and 16 sales subsidiaries. While the results at the end of 2001 fell slightly short of initial targets, due mainly to recurring transportation problems, they nevertheless pointed in the right direction. 2001 also saw major progress in logistics, leading to an ongoing reduction of inventories. Indeed, inventories were cut by 20% to 230,000 from 290,000 at December 31, 1999. Roughly half of all production is built to order, compared with a quarter before the launch of the New Distribution Project. Delivery times of made-to-order vehicles were approximately four weeks in Western Europe, versus eight weeks on average before New Distribution came on the scene. New Distribution, which aims to both cut and guarantee vehicle delivery times (except during vehicle launch phases), while improving the version mix and fostering sales at all levels of the range, produced promising results at this early stage.

■ International development and strengthening of the Samsung and Dacia brands

Renault continued its international expansion in 2001.

In **Brazil**, Renault's 100,000th vehicle rolled off the production lines at the Curitiba plant in April 2001 and Renault took fifth spot in the national manufacturer rankings. In late May, three powertrain machining lines were inaugurated, which helped boost production capacity to 400,000 engines per year and increase local content. Furthermore, as part of the Alliance, Renault and Nissan opened a joint LCV assembly unit in late 2001.

In **Argentina**, the economic climate was very tough and Renault – the leading brand in the country – implemented a number of measures in 2001 to scale down structures and production capacity in line with market forecasts at the time. Since then, the crisis has deepened in Argentina and the country has come to an economic standstill, the consequences of which are still difficult to predict.

In **Turkey**, which was also hit by a severe recession, Renault consolidated its leadership in the country and took measures to temporarily adjust production to demand, earmarking a growing proportion of output (nearly 90% in 2001) to export markets.

Renault increased market share in Central Europe, Maghreb, South Africa, Andean Pact countries, including Colombia and Venezuela, where Clio Symbol was a big hit, and the Asia-Pacific region.

In 2001, the Group introduced a battery of measures to **strengthen its two new brands**, Dacia and Samsung. **Dacia**, in which Renault holds a 92.7% stake, was actively engaged in three key areas: modernization of the Pitesti plant and sales network, range renewal with the launch of SuperNova in late 2000, which is fitted with a Renault powertrain – unit sales of the SuperNova totalled 22,000 in 2001 in its local market; it was the market leader and had a 31% share of the passenger car market in Romania – and the project to market a modern, reliable, entry-level vehicle priced at EUR 5,000 for emerging markets. This vehicle will be partly developed on the Alliance's B platform. Design was finalized in 2001 along with the economic feasibility of the project. **Renault Samsung Motors** (RSM), which continued to produce the SM5, posted slightly higher-than-expected results. Unit sales exceeded 70,500 in 2001 and RSM announced that it would build a second vehicle of Nissan origin – the SM3 – from the second half of 2002. RSM affords the Renault-Nissan Alliance strong growth opportunities for sales in Asia.

PRINCIPAL AGREEMENTS IN 2001

■ Agreement with Volvo finalized in the truck sector

On January 2, 2001, Renault and Volvo finalized their agreement on truck operations. Since this date, AB Volvo has been carried under the equity method in the Renault Group's consolidated financial statements. At December 31, 2001, Renault held 20% of the capital of AB Volvo. At the Annual General Meeting of Shareholders of AB Volvo, held in April, AB Volvo's Board of Directors approved the appointments of Louis Schweitzer, Chairman and CEO of Renault, and Patrick Faure, Executive Vice President of Renault. Renault is maintaining a strategic presence in the sector as the leading shareholder in the world's second largest truck manufacturer.

■ Sale of CAT Group – Compagnie d'Affrètement et de Transport

Renault SA sold its entire stake in CAT France for EUR 467.4 million to Global Automotive – a holding company owned by Autologic Holding, TNT and Wallenius Lines. Some EUR 430 million of the total was paid upon the signing of the agreement on July 17, 2001 and EUR 37.4 million was paid in Global Automotive shares, with Renault SA acquiring a 20% stake in Global Automotive. Renault does not intend to hold on to this stake and has a one-year put option for sale, subscribed to by the other Global Automotive shareholders.

■ Sale of Renault's stake in Irisbus

The agreement whereby Iveco was to acquire Renault's 50% stake in Irisbus Holding was finalized on January 2, 2002. The sale of Renault's stake for EUR 175 million will take place in two stages: 15% was to be transferred when the final agreement was signed on January 2, 2002 and the remaining 35% will be handed over on December 31, 2002. The transaction has no impact on Renault's full-year financial statements in 2001 and will be recorded in the 2002 statements.

SALES PERFORMANCE

Automobile Division:

- **In 2001, the worldwide sales[1] of the Renault Group amounted to 2.4 million units, an increase of 2.3% on 2000, equivalent to a global market share of 4.4%, up from 4.2% in 2000.**
- **Renault brand sales were down just 0.3%. The 1.6% rise in sales in Western Europe did not offset the major falls outside Western Europe – down 9% – due to severe recession in Turkey and Argentina.**
- **In Western Europe, Renault retained its position as leading brand in the passenger car and LCV market for the fourth year running, with market share of 11.1%, compared with 11% in 2000.**
- **Outside Western Europe, the Renault brand bolstered market share and sales in Central Europe and Brazil. Dacia sales edged up slightly, while Samsung's market share climbed 4 percentage points.**

Finance Division:

- **Average loans outstanding from sales financing companies rose 5.6% to EUR 17.6 billion at December 31, 2001.**

AUTOMOBILE DIVISION

The Renault Group's worldwide sales[1] – which included for the first time full-year sales of Renault Samsung Motors – rose by 2.3% thanks to an increase in Samsung unit sales. Renault and Dacia sales, however, were virtually stable. Group unit sales outside Western Europe accounted for nearly 21% of total sales, compared with 20.5% in 2000.

Year	2000[2]	2001[2]	Change (%)
Renault			
Western Europe	**1,873,990**	**1,904,421**	**+ 1.6%**
Turkey	115,405	44,275	– 61.6%
Central and Eastern Europe	89,807	112,410	25.2%
Latin America	146,843	148,000	0.8%
Other international	67,681	77,459	14.4%
Worldwide (excl. Western Europe)	**419,736**	**382,144**	**– 9.0%**
Total RENAULT	**2,293,726**	**2,286,565**	**– 0.3%**
Dacia			
Total DACIA[3]	**50,133**	**52,013**	**3.8%**
Samsung			
Total SAMSUNG[3]	**12,349**	**70,648**	**472.1%**
WORLDWIDE GROUP SALES	**2,356,208**	**2,409,226**	**2.3%**
– o/w passenger cars	2,021,644	2,074,196	2.6%
– o/w light commercial vehicles	334,564	335,030	0.1%
Worldwide Group sales			
– in Western Europe	**1,873,990**	**1,904,421**	**1.6%**
– outside Western Europe	**482,218**	**504,805**	**4.7%**

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, the figure includes sales of 42,111 unregistered vehicles in 2001, compared with 42,739 in 2000. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

(2) Preliminary figures.

(3) Sales on local market.

RENAULT BRAND

Worldwide sales of the Renault brand in 2001 fell slightly by 0.3% to 2,286,565 passenger cars and light commercial vehicles, compared with 2,293,726 in 2000. The 1.6% rise in sales in Western Europe did not offset the strong sales decline outside Western Europe – down 9% – due to severe recession in Turkey and Argentina.

In Western Europe, Renault retained its position as leading automotive brand in the passenger car and LCV market for the fourth year running, with market share of 11.1%, compared with 11% in 2000. Unit sales came to 1,904,421 in 2001, up from 1,873,990 in 2000. Renault increased its market share on a market that was stable (up 0.2%) at a high level of 16.7 million units.

■ In **passenger cars**, Renault maintained market share at 10.6% in a market that grew 0.7%. Renault's product renewal cycle led to contrasting sales performance in the first and second half-year periods:

- In the first half, Renault's sales suffered from the gradual market introduction of Laguna II, the launch at the end of March of a new Scénic phase and customers holding back ahead of the New Clio launch in June.
- In the second half, sales were buoyant after Laguna II production got into full swing, New Clio was introduced and Mégane Scénic performed well. Renault's market share was significantly higher in the second half (10.8%) than the first half (10.4%). Sales of vehicles with dCi engines drove up total unit sales and Renault achieved a diesel/petrol mix of 39.3% at end-November 2001, compared with 32.8% at end-December 2000.

In **France**, Renault held on to its leadership position but saw its market share fall to 26.6% from 28.2% in 2000, largely due to tougher competition in the C segment and the phasing out of Safrane production, which meant there was a gap at the top of the range. The French market remained brisk and grew by 5.7% in 2001. Renault had three models – Mégane, Clio and Laguna – among the five top-selling cars.

Outside France, Renault recorded gains in several Western European countries.

In **Germany**, the market shed 0.8% but Renault benefited in 2001 from the launch of Laguna II in the D segment, which was up 1.3 points. Market share came to 6%, up from 5.9% in 2000. In the **United Kingdom**, the market was booming – expanding 10.7% – and Renault registrations climbed by 12.7%, consolidating market share at 7.4%, up from 7.3% in 2000. Buoyant New Clio sales and the introduction of Laguna II, serving particularly strong demand in the fleet sector, were behind Renault's success. In a market down 4.6%, Renault put in a remarkable performance in **Belgium/Luxembourg** with a 12.6% market share from 11.2% a year earlier. The product range was an all-round success and the dCi engines took off in the two countries, which both have large proportions of diesel-engined vehicles on the roads. Renault became the leading brand in **Belgium** in 2001. In the **Netherlands**, Renault also saw its market share grow from 8.8% in 2000 to 9.4% in 2001 in a market down 11.3%. Laguna II has met with great success since launch, particularly the Sport Tourer version, which accounted for over half of Laguna II sales.

While Renault held onto the top slot in **Spain**, market share nevertheless dropped to 12.5% from 12.8% in 2000 as New Clio sales were slow in picking up in the third quarter of 2001.

Renault's **passenger car** models achieved varying results in 2001:

- **Twingo**, the oldest model in the range, enjoyed brisk sales throughout 2001 of the phase-two version that went on sale in autumn 2000. Its segment share was stable at 3.4%.
- **Clio** benefited from the success of the phase-two model launched in June and gained half a percentage point in its segment (10.3% versus 9.8% in 2000). Clio was even in the number-two spot of the small car segment in the last five months of 2001 and ranked third for the full year.

- **Mégane** saw its segment share fall 1 percentage point to 11.2% from 12.2% due to the age of the model. Mégane was the third top-selling car in Western Europe and Scénic was number one in the mini-MPV segment.
- **Laguna II** got off to a very good start and gained 2.6 points to win a share of 9.6% in 2001, up from 7% in 2000, and was in fourth place in 2001, and even second place in the last quarter.
- **Espace** remained segment leader and had a stable 3.1% share, compared with 3.3% in 2000, despite the fact that the Espace replacement is set to come out in autumn 2002.

■ In the **light commercial vehicle market** – down 2.8% overall – Renault bolstered its market share to 15.3% from 14.1% in 2000. Renault consolidated its ranking as leading brand with a young range at year-end 2001:

- **Kangoo** lifted its share of the segment to 28.7% from 25.8% thanks to a sharp increase in sales to fleet customers, particularly to postal services in many European countries, including Norway and Switzerland. The Kangoo range was also broadened and diesel engines were more readily available than in 2000.
- **Master** also saw its share creep up to 6.5% from 6.3% in 2000 after a new phase was launched in June 2001.
- **Trafic** came out in September and took a 1% share, up from 0.8% in 2000, despite delayed production ramp-up at the General Motors' UK plant in Luton. It was voted Van of the Year 2002.

Outside Western Europe, sales of Renault-badged **passenger cars and light commercial vehicles** dropped 9% to 382,144 in 2001 from 419,736 in 2000. This sharp fall was due to a slump on markets where Renault was firmly established, such as Turkey (down 68.4%) and Argentina (down 41.8%), which did not offset upbeat sales performance in some key countries:

■ In **Central Europe**, Renault sales gained 24.1% in a market that narrowed by 12.5%, pulled down by Poland, which recorded a 31.6% decline. Renault won nearly 3 points of market share in 2001 to score a record 9.9%, compared with 7% in 2000. Good sales in Poland of Thalia, the Clio saloon assembled at the Bursa plant in Turkey, Clio II and Laguna II upped market share. Renault was the third leading brand in Central Europe.

■ In **Brazil**, the market was up 7.5% and Renault increased its sales by 24.5%, bringing its market share to 4.6% from 4%. Vehicle sales stood at over 70,000 units thanks to a broader product line-up, a new Scénic phase launched in March and a more basic version of Clio with a 1.0-litre engine to serve an additional customer segment in Brazil. The dealer network was also widely extended. Renault was ranked fifth in Brazil in 2001. Sales slowed down in the second half of 2001 and the market shed 9.3%, after a 26.8% hike in the first half.

■ **In Turkey**, Renault reported over 71,000 fewer unit sales in 2001 due to the market slump that hit the country. Renault strengthened its leadership position with a 23.6% market share, up from 19.4% in 2000, with Mégane, Kangoo and the Clio saloon all consolidating market penetration.

■ In **Argentina**, the economic and political climate was extremely tough and Renault's sales dropped by over 25,000 units to 35,346 vehicles in a severely depressed market. Renault nevertheless weathered the crisis and held on to its leadership position for the sixth year in a row with a stable market share of 18.4%. The success of the Clio II saloon and the dealer network and subsidiaries were particularly influential in achieving these results.

DACIA BRAND

In 2001, **Dacia** recorded a 3.8% increase in sales of **passenger cars and light commercial vehicles** in Romania to 52,013 units and had a 59.1% share of the local market. This was mainly due to the success of SuperNova, a mid-range vehicle equipped with a Renault engine and gearbox, which was launched at the end of 2000.

SAMSUNG BRAND

Renault Samsung Motors saw its domestic market share rise by 4 percentage points to 5.2% with just one model – the SM5. Unit sales of the model totalled 70,648 in 2001 and the SM5 met with increasing success throughout the year to take third place in Korean car market rankings.

FINANCE DIVISION

Average loans outstanding from sales financing companies amounted to EUR 17,572 million at December 31, 2001, up 5.6%, compared with EUR 16,640 million at December 31, 2000. Credits outstanding for the sales network, in particular, increased substantially (up 15.9%). The launch at the beginning of 2001 of the Renault New Deal – a customized financing and services solution for individual car buyers – allowed Renault to speed up vehicle renewal cycles. At the end of December 2001, RCI banque was financing 32.57% of new Renault vehicles in Western Europe, compared with 30.72% at year-end 2000, and 24.99% of new Nissan vehicles, up from 22.69% at year-end 2000.

STATISTICS

MAIN RENAULT MARKETS

Registrations and market share (*)

	2000		2001	
Passenger cars	**units**	**as a %**	**units**	**as a %**
France	602,415	28.2%	599,857	26.6%
Germany	200,366	5.9%	199,868	6.0%
United Kingdom	161,142	7.3%	181,651	7.4%
Italy	168,904	7.0%	169,892	7.0%
Spain	176,306	12.8%	180,057	12.5%
Belgium/Luxembourg	62,320	11.2%	67,049	12.6%
Netherlands	52,618	8.8%	49,779	9.4%
Other countries in Western Europe	135,391	6.6%	127,567	6.9%
Western Europe	**1,559,462**	**10.6%**	**1,575,720**	**10.6%**
Poland	27,900	5.8%	28,907	8.8%
Central Europe (*)	**69,750**	**7.0%**	**87,975**	**10.1%**
Argentina	49,201	18.8%	29,536	19.8%
Brazil (*)	54,092	4.6%	68,065	5.2%
Turkey (*)	105,157	23.0%	39,144	28.7%
Light commercial vehicles				
France	139,752	33.7%	151,291	34.9%
Germany	19,156	9.0%	20,442	9.9%
United Kingdom	13,575	5.5%	16,712	6.4%
Italy	18,319	8.3%	16,730	7.9%
Spain	37,749	12.6%	36,666	12.7%
Belgium/Luxembourg	7,847	13.7%	9,314	14.5%
Netherlands	7,475	7.7%	6,979	8.3%
Other countries in Western Europe	27,916	7.3%	28,456	8.8%
Western Europe	**271,789**	**14.1%**	**286,590**	**15.3%**
Poland	2,044	6.1%	1,712	7.4%
Central Europe (*)	**6,520**	**6.8%**	**6,643**	**7.8%**
Argentina	11,579	16.9%	5,810	13.5%
Brazil (*)	2,466	1.1%	2,322	1.1%
Turkey (*)	10,248	7.4%	5,131	10.0%
Passenger cars and light commercial vehicles				
France	742,167	29.1%	751,148	27.9%
Germany	219,522	6.1%	220,310	6.2%
United Kingdom	174,717	7.1%	198,363	7.3%
Italy	187,223	7.1%	186,622	7.1%
Spain	214,055	12.7%	216,723	12.6%
Belgium/Luxembourg	70,167	11.4%	76,363	12.8%
Netherlands	60,093	8.7%	56,758	9.2%
Other countries in Western Europe	163,307	6.7%	156,023	7.2%
Western Europe	**1,831,251**	**11.0%**	**1,862,310**	**11.1%**
Poland	29,944	5.8%	30,619	8.7%
Central Europe (*)	**76,270**	**7.0%**	**94,618**	**9.9%**
Argentina	60,780	18.4%	35,346	18.4%
Brazil (*)	56,558	4.0%	70,387	4.6%
Turkey (*)	115,405	19.4%	44,275	23.6%

(*) Preliminary figures based on data supplied by official bodies or manufacturers

MAIN DACIA AND SAMSUNG MARKETS

Registrations and market share	2000 units	2000 as a %	2001 units	2001 as a %
DACIA - Romania (cars and LCVs)(**)	50,133	62.4%	52,013	59.1%
SAMSUNG - South Korea (cars) (***)	12,349	0.9%	70,648	5.2%

(**) Based on the most recent APIA (Romanian association of car manufacturers and importers) data.
(***) Share of the local carmakers' market

RENAULT – NEW CAR REGISTRATIONS IN WESTERN EUROPE BY MODEL

Passenger cars and light commercial vehicles	Year 2000 (1)	Year 2001 (1)
Twingo	163,631	165,451
Clio	520,964	551,793
Mégane	631,563	572,453
Laguna	162,464	227,986
Safrane	12,409	1,198
Espace	63,501	60,250
Avantime	0	649
Express	11,690	116
Kangoo	188,671	200,505
Trafic	8,472	1,055
New Trafic	0	9,050
Master	60,186	62,743
Mascott	7,308	8,433
Other models (Spider, Vel Satis, Messenger,...)	392	628
Total new car registrations in Europe	**1,831,251**	**1,862,310**

(1) Preliminary figures.

RENAULT WORLDWIDE PRODUCTION – BY MODEL(2)

Passenger cars	Year 2000	Year 2001
Twingo	200,770	171,768
Clio	640,252	648,346
Kangoo	130,756	111,874
Renault 9, 12 et 19	28,704	3,694
Mégane	788,196	663,027
Laguna	169,574	2
Laguna II	4,793	275,755
Safrane	12,365	2
Espace	68,469	59,465
Avantime	2	1,350
Vel Satis	0	412
Total passenger cars	**2,043,881**	**1,935,695**
Light commercial vehicles		
Express	15,434	2,499
Kangoo Express	132,236	129,213
Twingo Van	1,990	2,112
Clio Van	50,035	80,364
Mégane Van	8,237	6,899
Trafic (3)	12,655	2,467
Master 2 (3)	91,515	87,165
Mascott	641	7,708
Total light commercial vehicles	**312,743**	**318,427**
Total worldwide production	**2,356,624**	**2,254,122**

(2) Production data taken from vehicle deliveries to sales entities.
(3) In 2001, New Trafic production at the General Motors Europe plant in Luton, United Kingdom, was not recorded as Renault production.

GROUP RESULTS AND BREAKDOWN BY DIVISION

- **The Group's consolidated revenues amounted to EUR 36.4 billion, up 6.1% on 2000 on a consistent basis.**
- **Operating margin came to EUR 473 million, or 1.3% of revenues in 2001, compared with 5.4% in 2000, based on pro forma financial statements.**
- **Other operating income and expenses showed income of EUR 231 million in 2001, and included income of EUR 653 million from capital gains realized on the sale of shares in Renault V.I. and CAT.**
- **Nissan Motor contributed EUR 497 million to Renault's earnings in 2001, compared with EUR 56 million in 2000, and AB Volvo contributed a negative EUR 26 million.**
- **Renault's net income was down slightly to EUR 1,051 million, compared with EUR 1,080 million in 2000, equivalent to net earnings per share of EUR 4.38, versus EUR 4.50 in 2000.**
- **The net financial indebtedness of industrial and commercial activities fell EUR 866 million to EUR 3,927 million at December 31, 2001. The debt-to-equity ratio was 39.1%, down from 49.7% at year-end 2000.**

Group **revenues**, measured on a consistent basis, rose by 6.1% to reach EUR 36,351 million in 2001.

- Contributing EUR 33,841 million, the Automobile Division generated 93.1% of total Group revenues. The Automobile Division's revenues were up 5.8%, mainly on account of Renault's sales gains in Europe and an improved model mix, coupled with the successful launches of New Clio and Laguna II and the increasing proportion of diesel-engined sales. Outside Europe, the significant increase in Renault Samsung Motors revenues and Renault's international development limited the impact of sharply declining revenues in Turkey and Argentina.
- The Finance Division contributed EUR 1,828 million to Group revenues, representing a 10.1% like-for-like gain on the previous year. This improvement was mainly due to income from sales financing activities, with a 5.6% increase in average loans outstanding.

Contribution to Group revenues by Division

	1999 as published		2000 as published		2000[1] restated		2001		2001/2000 change	
	EUR million	%	EUR million	%	EUR million	%	EUR million	%	Published as a %	Restated as a %
Automobile	29,738	79.1	31,486	78.4	31,985	93.3	33,841	93.1	+ 7.5	+ 5.8
Commercial Vehicles	6,474	17.2	7,033	17.5	–	–	–	–	–	–
Finance	1,380	3.7	1,656	4.1	1,661	4.9	1,828	5.0	+ 10.4	+ 10.1
Other	–	–	–	–	622	1.8	682	1.9	–	+ 9.6
Total	**37,592**	**100.0**	**40,175**	**100.0**	**34,268**	**100.0**	**36,351**	**100.0**	**– 9.5**	**+ 6.1**

(1) For comparison purposes, 2000 figures have been adjusted to a basis consistent with 2001 figures. The main change stems from the deconsolidation of Renault V.I. resulting from the acquisition of Renault V.I. by Volvo, which took effect on January 2, 2001. Consequently, the Commercial Vehicles Division no longer exists. Henceforth, figures for Irisbus are included in "Other".

Revenues earned outside France represented 60.8% of the total, compared with 62% in 2000, on a consistent basis. The portion of revenues earned outside Western Europe, Renault's main market, was EUR 5,901 million or 16.2% of total revenues, compared with 18.3% in 2000 (on a consistent basis).

Group operating margin for 2001 was EUR 473 million, compared with EUR 1,843 million in 2000, on a pro forma basis. It came to 1.3% of total revenues, against 5.4% in 2000, on a pro forma basis.

Contribution to Group operating margin by Division

Year	**1999**	**2000**		**2001**		
EUR million	**Published**	**Published**	**Pro forma (1)**	**1st half**	**2nd half**	**Total**
Automobile	**1,763**	**1,574**	**1,574**	**163**	**53**	**216**
Commercial Vehicles	220	195	–	–	–	
Finance	222	253	263	137	115	252
Other	–	–	6	4	1	5
Total	**2,205**	**2,022**	**1,843**	**304**	**169**	**473**
as a % of revenues	*5.9*	*5.0*	*5.4*	*1.6*	*1.0*	*1.3*

(1) Pro forma data taking into account the deconsolidation of Renault V.I.

This fall was due to a very sharp decline in the **Automobile Division's** operating margin to EUR 216 million from EUR 1,574 million in 2000, on a pro forma basis.

There were three main reasons for the decline:

- a major downturn in the contribution from outside Western Europe, mainly owing to the market slump in Turkey and a worsening situation in the Mercosur.
- an increase in R&D expenditure on account of the product plan, as well as a transitional rise in warranty costs due to extended warranty periods and developments in the model mix.
- a drop in the contribution from Europe as prices were cut in the United Kingdom and the product cycle was less buoyant ahead of the renewal of the C-segment Mégane. The impact of this less buoyant product cycle was compounded by delays in the launch of new products or versions, particularly in the first half of 2001, as well as vehicles with higher levels of equipment.

Operating margin was nevertheless boosted by ongoing cuts to purchasing costs – despite a tougher business climate for suppliers – faster reduction of distribution costs and greater efforts to keep overhead expenses to a minimum, particularly in the second half of the year.

The **Finance Division** made a EUR 252 million contribution to the operating margin, which was stable compared with 2000 (EUR 263 million on a pro forma basis).

R&D [2] expenditure for the Group increased by 4.8% to EUR 1,935 million in 2001, equivalent to 5.3% of revenues, compared with 5.4% in 2000 (pro forma). This increase was largely due to the preparation of new models, the development of new powertrain units and international development. These expenses pave the way for the Group's future growth.

(2) Concerning the accounting practices used for development costs, Renault intends to apply IAS 38 in 2002 and capitalize development costs as part of the move to adopt IAS.

Other operating income and expenses showed income of EUR 231 million, compared with a charge of EUR 325 million in 2000 on a pro forma basis. This item included:

- **income from the sale of equity investments in operating subsidiaries**, which totalled EUR 632 million in 2001 and primarily included capital gains realized on the sale of Renault V.I. to Volvo (EUR 335 million)(1) and the sale of shares in CAT to Global Automotive (EUR 318 million).
- costs and **provisions for restructuring and adapting the workforce**, amounting to EUR 204 million, broken down as follows:
  - discounting to present value of provisions set up for early retirement plans (CASA) implemented in France (EUR 39 million).
  - cost of Spanish early retirement plan ("Convenio") for departures in 2001 (EUR 12 million) and in addition a provision for departures in 2002 of EUR 53 million.
  - costs and provisions related to the implementation by Renault Argentina of measures to adapt the workforce (EUR 41 million).
- losses (net of capital gains) of EUR 24 million recorded during **sales of property, plant and equipment and intangibles**.
- **exceptional operating income and expenses** of a negative EUR 164 million, including a provision of EUR 51 million for depreciation of Renault Argentina's fixed assets to allow for the major slump in the market and eroded profitability.

After recognition of other operating income and expenses, the Group's **operating income** came to EUR 704 million, versus EUR 1,518 million in 2000, based on pro forma figures.

Net financial items were virtually stable in 2001 and showed a charge of EUR 64 million, compared with a charge of EUR 69 million in 2000. They included capital gains of EUR 89 million from the sale of BNP Paribas shares held by the Group.

Renault's share in the net income of **companies accounted for by the equity method** amounted to a gain of EUR 380 million in 2001, compared with a gain of EUR 89 million in 2000.

- **Nissan Motor's** contribution to Renault's 2001 results under the equity method was a positive EUR 497 million, versus a positive EUR 56 million in 2000. This contribution reflected Nissan's ongoing recovery thanks to the successful Nissan Revival Plan.
- Renault's interest in **AB Volvo** was carried under the equity method in Renault's financial statements, giving rise to a charge of EUR 26 million. This was due to the following two factors:
  - The sharp downturn in the truck sector and the recognition by Volvo of restructuring expenses. The portion attributable to Renault of the net income of AB Volvo was a negative EUR 50 million.
  - Amortization of badwill, representing income of EUR 24 million.
- Equity accounting applied to **other Group companies** (principally Mais, Teksid and Sofasa) resulted in a loss for Renault of EUR 91 million in 2001, due mainly to the EUR 58 million loss posted by Mais on account of the economic crisis in Turkey. In 2000, equity accounting of these companies showed a positive contribution of EUR 33 million financial situation.

(1) In 2001, Renault and Volvo entered into arbitration on the interpretation of the transfer agreement of Renault Véhicules Industriels shares, which could result in a reduction of the value of the transfer. Renault established a provision relating to this arbitration procedure. Renault believes that the outcome will not have a material adverse affect on its

Current and deferred taxes totalled a net charge of EUR 67 million in 2001, compared with a net charge of EUR 649 million in 2000. The effective tax rate was 6.6%. The difference with respect to the French standard tax rate of 36.4% was due, in particular, to the recognition of income that did not create a tax liability (long-term capital gains from disposals offset against capital losses to be carried forward and the share in the net income of companies accounted for by the equity method).

After recognition of this charge and minority interests, which came to a negative EUR 98 million, Renault **net income** was EUR 1,051 million, compared with EUR 1,080 million in 2000, or net earnings per share of EUR 4.38 per share, versus EUR 4.50 in 2000.

In 2001, Renault posted a significant decline in **cash flow** to EUR 1,688 million, compared with EUR 3,137 million on a pro forma basis. This decline largely mirrored the fall in the Group's operating margin.

Capital expenditure in property, plant and equipment and intangibles net of disposals amounted to EUR 2,641 million, compared with EUR 2,208 million in 2000 on a pro forma basis. This item mainly included capital expenditure by industrial and commercial activities (EUR 2,547 million in 2001, versus EUR 2,116 million in 2000 on a pro forma basis), which accounted for 7.4% of these activities' revenues (up from 6.5% in 2000). 2001 saw a high rate of capital expenditure due to the company's product cycle, investment programme in powertrains and international development.

Despite the decline in cash flow of industrial and commercial activities – EUR 1,395 million in 2001, compared with EUR 2,760 million pro forma in 2000 – and the increase in capital expenditure, **net financial indebtedness of industrial and commercial activities** fell in 2001 by EUR 866 million, notably on account of:

- the sale of equity investments for a sizeable sum, principally the sale of CAT and BNP Paribas shares for EUR 621 million.
- a fall in the Group's working capital requirements to EUR 1,751 million, which were close to end-1999 figures. This was partly due to improved management of constituent items. The Group was also reimbursed for advance tax payments on account of its tax situation and the inclusion of Nissan in the global consolidated profits.

At December 31, 2001, net financial indebtedness of industrial and commercial activities came to EUR 3,927 million, and included redeemable shares of EUR 324 million, compared with EUR 4,793 million at December 31, 2000.

Shareholders' equity increased by EUR 399 million and totalled EUR 10,051 million in 2001, versus EUR 9,652 million at December 31, 2000. This rise was due to:

- the recognition of net income for the financial year.
- a negative foreign exchange adjustment of EUR 501 million, mainly including the negative impact of the devaluation of the Argentine peso (EUR 256 million) and the Turkish lira, as well as the negative impact of the decline of the Brazilian real and the yen (EUR 156 million).

Renault Group condensed consolidated annual financial statements for the period ended December 31, 2001

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS OF THE RENAULT GROUP IN 2001

Consolidated income statements EUR million	**1999**	**2000**	**2001**
Sales of goods and services	36,278	38,583	34,617
Sales financing revenues	1,314	1,592	1,734
Revenues	**37,592**	**40,175**	**36,351**
Cost of goods and services sold	(28,264)	(30,214)	(28,240)
Cost of sales financing	(867)	(1,053)	(1,165)
Research and development expenses	(1,788)	(2,048)	(1,935)
Selling, general and administrative expenses	(4,468)	(4,838)	(4,538)
Operating margin	**2,205**	**2,022**	**473**
Other operating income and expenses	(721)	(319)	231
Operating income	**1,484**	**1,703**	**704**
Net interest income	6	(45)	(109)
Other financial income and expenses, net	26	(24)	45
Financial income (expense)	**32**	**(69)**	**(64)**
Share in net income (loss) of Nissan Motor	(330)	56	497
Share in net income (loss) of Volvo			(26)
Share in net income (loss) of other companies accounted for by the equity method	(26)	33	(91)
Group pre-tax income	**1,160**	**1,723**	**1,020**
Current and deferred taxes	(620)	(649)	(67)
Group net income	**540**	**1,074**	**953**
Minority interests	(6)	6	98
Renault net income	**534**	**1,080**	**1,051**
Earnings per share (in euros)	**2.23**	**4.50**	**4.38**

Consolidated balance sheets at December 31 EUR million	1999	2000	2001
Assets			
Intangible assets	188	325	303
Property, plant and equipment	9,843	11,001	10,222
Investments in companies accounted for by the equity method	4,905	5,540	6,985
– Nissan Motor	*4,610*	*5,156*	*5,287*
– Volvo			*1,469*
– Other companies	*295*	*384*	*229*
Other investments and financial assets	520	1,110	607
Sales financing receivables	15,110	15,513	16,845
Loans and marketable securities	2,678	2,485	2,082
Other assets	13 178	16,001	13 085
Total assets	**46,422**	**51,975**	**50,129**
Liabilities			
Shareholders' equity	8,185	9,652	10,051
Minority interests	630	639	385
Deferred tax liabilities and provisions for risks and liabilities	4,120	4,374	3,450
Interest-bearing borrowings	20,344	23, 297	23,491
– Industrial and commercial activities	*5,468*	*7,785*	*7,451*
– Sales financing activity	*14,876*	*15,512*	*16,040*
Trade and other payables	7,402	7,853	7,246
Other liabilities	5,741	6,160	5,506
Total shareholders' equity and liabilities	**46,422**	**51,975**	**50,129**

Statement of cash flows EUR million	1999	2000	2001
Cash flow	3,314	3,412	1,688
Increase in receivables from sales financing	(1,617)	(483)	(2,227)
Net change in interest-bearing debts for the sales financing activity	2,078	613	1,685
Decrease (increase) in working capital requirements	(288)	(1,769)	1,951
Cash flows from operating activities	**3,487**	**1,773**	**3,097**
Purchase of property, plant and equipment and intangibles	(2,437)	(2,846)	(3,205)
Acquisition of Nissan shares	(4,917)		
Other acquisitions, net of cash acquired	(146)	(811)	(109)
Disposals, other	454	496	1,224
Cash flows from investing activities	**(7,046)**	**(3,161)**	**(2,090)**
Net change in interest-bearing borrowings for industrial and commercial activities, including bonds	(295)	2,127	(754)
Proceeds from minority interests	41	50	
Dividends paid	(222)	(224)	(260)
Change in loans and marketable securities	4,015	221	599
Cash flows from financing activities	**3,539**	**2,174**	**(415)**
Change in cash and cash equivalents (excl. impact of translation adjustment and consolidation movements)	**(20)**	**786**	**592**

Pro forma financial statements

Below are pro forma data of the Renault group fully consolidating Renault V.I. under the equity method for FY2000, and published data for 2000 and 2001.

Consolidated income statements – summary

EUR million	2000 published	2000 pro forma	2001 published
Revenues	40,175	34,141	36,351
Operating margin	2,022	1,843	473
Operating income	1,703	1,518	704

Consolidated balance sheets at December 31

EUR million	2000 published	2000 pro forma	2001 published
Assets			
Property, plant and equipment and intangible assets	11,326	9,551	10,525
Investments in companies accounted for by the equity method	5,540	6,107	6,985
Other investments and financial assets	1,110	1,029	607
Deferred tax assets	1,669	1,123	1,668
Inventories	5,996	5,001	4,832
Sales financing receivables	15,513	15,513	16,845
Trade receivables	3,799	2,918	2,465
Other receivables and prepaid expenses	2,725	2,508	1,985
Loans and marketable securities	2,485	2,701	2,082
Cash and cash equivalents	1,812	1,654	2,135
Total assets	**51,975**	**48,105**	**50,129**
Liabilities			
Shareholders' equity	9,652	9,652	10,051
Minority interests	639	639	385
Deferred tax liabilities and provisions for risks and liabilities	4,374	2,958	3,450
Interest-bearing borrowings	23,297	23,348	23,491
Trade and other payables	7,853	6,941	7,246
Other liabilities	6,160	4,567	5,506
Total shareholders' equity and liabilities	**51,975**	**48,105**	**50,129**

Statements of consolidated cash flows – summary

EUR million	2000 published	2000 pro forma	2001 published
Cash flow	3,412	3,137	1,688
Cash flows from operating activities	(1,639)	(1,382)	1,409
Cash flows from operating activities	**1,773**	**1,755**	**3,097**
Cash flows from investing activities	(3,161)	(2,970)	(2,090)
Cash flow from financing activities	2,174	1,892	(415)
Net increase (decrease) in cash and cash equivalents	**786**	**677**	**592**

RENAULT

Investor Relations Department – Accounting Department – 27-33, quai Le Gallo – F-92512 BOULOGNE BILLANCOURT CEDEX – Tel.: +33 (0)1.41.04.04.04
http://www.renault.com

RENAULT

information financière
financial information

03 DEC -2 AM 7:21

Exhibit B.3

Earnings report

First half 2002

HIGHLIGHTS AND KEY FIGURES

- Highlights:
  - In a move to strengthen the Alliance, Renault raised its stake in Nissan to 44.4% and Nissan Finance acquired a 15% stake in Renault.
  - Renault has capitalized development costs since January 1, 2002, in line with the practice of several European car manufacturers and in view of the mandatory application of IASB international accounting standards by 2005.
- Group sales worldwide: 1.28 million passenger cars and light commercial vehicles, up 1.3% due to a slight dip in Renault-brand sales (– 0.8%) and a rise in sales under the Renault Samsung (+ 82.8%) and Dacia (+ 6.8%) brands.
- Renault's sales in Western Europe: In a market down 4.7%, Renault scored market share of 11.5%, compared with 10.9% in first-half 2001 – a 0.7% increase. Renault grew market share in both the passenger car market (10.9% versus 10.4% in first-half 2001) and the light commercial vehicle market (16.4% compared with 14.9% a year earlier).
- Group revenues: €19,010 million, up 4.1% on a consistent basis.
- Consolidated group operating margin: €912 million, or €570 million before IAS 38 – equivalent to 3% of revenues, compared with 1.6% in first-half 2001.
- Renault net income: €894 million, or €548 million before IAS 38, compared with €779 million in first-half 2001.
- Net financial indebtedness of industrial and commercial activities: €2,627 million at June 30, 2002, down €1,300 million in first-half 2002.

OVERVIEW

Renault increased sales and improved overall performance on declining markets in the first half of 2002. Renault was the leading passenger car brand and consolidated its No. 1 ranking in passenger cars and light commercial vehicles combined in Western Europe due to the success of new models – Clio II phase 2, Laguna II, Trafic and Vel Satis – and new dCi common-rail diesel engines. Renault moved into the No. 2 slot in the passenger car league tables in Central Europe. Renault sales suffered outside Europe on account of the ongoing crises in Turkey and Argentina and the slump in the Brazilian market. Renault's international development strategy and the Alliance with Nissan, however, fuelled sales growth in new regions, particularly Asia-Pacific and Mexico under the Renault brand and in South Korea under the Renault Samsung brand, whose sales continued to progress.

The rise in revenues was primarily due to an improved product mix in Europe and an increase in billings worldwide on the back of buoyant Renault Samsung sales. On a consistent accounting basis, operating margin recovered as Renault resisted the downturn in Europe, Renault Samsung reported success and structural costs were cut.

The Nissan Revival Plan – completed one year ahead of schedule – led to a new increase in Nissan's contribution to Renault net income. This recovery also helped reinforce Alliance structures with the creation of a strategic management body and cross-shareholdings.

OUTLOOK

In Western Europe, the trend in the car market observed in the first six months should continue and lead, in the full year, to a market decline of approximately 5%. Outside Europe, no significant change is expected in the second half. On the strength of results obtained in the first half, Renault will pursue its cost-cutting efforts and carry out the planned renewal of its product range with the launch of Espace IV and Mégane II. Against this background and for full year 2002, Renault is revising its objectives upwards and is aiming for an operating margin of around 2% of revenues before application of IAS 38.

RENAULT-NISSAN ALLIANCE

■ Strengthening the Renault-Nissan Alliance

The second stage of strengthening the Alliance is now in effect. It was made possible by Nissan's recovery and the cooperation projects undertaken, and has created a community of interests between the two companies that is underpinned by cross-shareholdings. Renault increased its stake in Nissan from 36.8% to 44.4% in March 2002 and Nissan acquired a 15% equity stake in Renault in May 2002. The Alliance also has a joint management team – the Alliance Board of Renault-Nissan bv – which has taken over from the Global Alliance Committee and is responsible for steering Alliance strategy in the mid and long term. The new Alliance Board met for the first time in Paris on May 29, with Louis Schweitzer as President and Carlos Ghosn as Vice President.

(More information about changes in the Renault group's capital structure and organization is given in the financial section of the company's web site, www.renault.com)

■ Further progress in cooperation projects between Renault and Nissan

- **Common platforms:** With the launch of the March in Japan in March 2002, Nissan was the first to use the Alliance's B platform, which Renault will use to renew its B segment. Meanwhile, Renault inaugurated the second common platform – the C platform – on Mégane II. Nissan will use the C platform for the Almera replacement.
- **Powertrain exchanges:** Renault fitted the Nissan 3.5-litre V6 engine to Vel Satis and used Nissan's four-wheel-drive transmission on Kangoo 4x4. In addition, Nissan's 3-litre diesel engine will power Master and Mascott from 2003. Nissan will incorporate a Renault-sourced manual gearbox in the Micra and Almera in 2002, along with two common-rail diesel engines made by Renault: a 1.5-litre engine in the Almera and the future Micra, and a 1.9-litre engine in the future Primera.
- **Cross-manufacturing and cross-badging:** Nissan started selling the Interstar – an adapted version of Master – in Europe in March and will launch Primastar, an adapted version of the Renault Trafic/Opel Vivaro compact van from mid-2002. The Nissan plant in Barcelona will join GM's plant in Luton in assembling the van by the end of 2002. In April, the Nissan New Frontier pickup went into production at Renault's LCV assembly plant in Brazil, which is already making the Renault Master van. In addition, since April Nissan has been assembling and marketing the Platina, a variant of the Clio saloon, under its own brand name in Mexico.
- **A boost for joint purchasing policy:** The Alliance Board agreed to reinforce the common purchasing structure RNPO, a jointly owned company set up in April 2001, by increasing joint purchases from $15 billion to $21 billion a year – an additional $6 billion that will mainly cover powertrains.
- **Joint IS company:** The Alliance Board confirmed the establishment on July 1, 2002 of Renault-Nissan Information Services (RNIS), the second joint venture between the Alliance partners after RNPO. RNIS, which will deliver global information services to Renault and Nissan's IS departments, will define a common IS policy and help implement synergies in this area.

DEPLOYMENT OF RENAULT STRATEGY IN FIRST-HALF 2002

■ Innovation and brand identity

Renault has made strengthening **brand identity** a priority in its product plan and has chosen to renew its top of the range first, emphasizing the values of innovation and daring that set the brand apart before extending the approach to the other segments in the range.

The first stage in this strategy was the launch of **Avantime** at the end of 2001 in France and in the main European countries from February 2002. Avantime, which initially went on sale with a single engine, the 3.0 V6

24V, has been available since April with two four-cylinder options, the turbocharged 2.0 16V petrol unit and the 2.2 dCi common-rail turbodiesel unit. In March 2002 the product offensive continued with the launch of **Vel Satis** in France and later in the rest of Europe. Renault is now back in the luxury saloon segment after more than 18 months' absence. Fitted with a Nissan 3.5-litre V6 engine, Vel Satis became the best-selling saloon in the segment in France just three months after it was launched. **Espace IV**, which is scheduled for launch in autumn 2002, will round out Renault's top of the range. This broad range of vehicles with a distinctive identity will give Renault the strengths it needs to become a benchmark in the segment.

With the same goal of boosting brand identity, Renault unveiled the **Mégane II** Hatch and Sport Hatch in early July, paving the way for the complete renewal of its range in the C segment, which is the biggest segment in terms of volume in the European car market. The Mégane programme – which inaugurates the new Alliance C platform – will include seven models with clearly distinct personalities. The first six of these are due to be launched within a year, between autumn 2002 and autumn 2003.

In addition to renewing its line-up in these segments, Renault has taken steps to meet the **growing demand for diesel engines**. It sharply increased engine production capacity to 1.4 million units at the end of 2001 and now has the broadest range of direct-injection diesel engines in Europe. Renault thus witnessed a further increase in the diesel mix of its passenger car sales in Western Europe (45.4% at the end of May 2002 compared with 39.8% at the end of 2001).

Alongside the renewal of its range of products and powertrains, Renault has continued efforts to be among the best in automotive fundamentals, which are inseparable from its brand image. In terms of safety, **Laguna II** was the first vehicle on the market to be awarded the maximum score of five stars by the independent body Euro-NCAP. Renault wants **Mégane II**, which was designed to offer optimum safety in all seats, to follow in Laguna II's footsteps and become the safest car in its segment. In March Renault also finalized the shift to a **two-year manufacturer's warranty** in all Western European countries.

The company's return to **Formula 1** this year with a 100% Renault car has been another step towards strengthening the brand's image and reputation worldwide. The Renault F1 Team's results midway through the season are in line with Renault's goal of finishing fourth in the constructors' world championship this year.

■ QCD competitiveness – quality, costs and delivery times

Improving quality and cutting costs and delivery times are an integral part of Renault's drive for competitiveness.

- Renault continued to **modernize its production facilities** to make them among the most productive in Europe. Plants were increasingly specialized, with the start-up of Vel Satis and then Espace IV on the same platform and at the same plant as Laguna II. These vehicles, comprising five different body types, are to be assembled at the Sandouville plant, which will be entirely given over to the D/E segments.
- In the area of quality, Renault and Nissan worked together to draw up a **Quality Charter** setting out operating methods and processes that the two companies have in common. The materials quality management and joint measurement systems introduced at Douai and at the new LCV plant in Brazil are some of the recommendations set out in the Charter.
- As part of the three-year plan (2001-2003) to **cut costs**, which is aiming for savings of €3 billion – on a consistent basis with 2000 as regards activities and products – Renault achieved a reduction of purchasing costs in line with its targets in the first half of 2002 and stepped up efforts to cut structural costs by curtailing administrative expenses, particularly IS-related and general expenses. Finally, R&D costs fell (regardless of the impact of applying accounting standard IAS 38).
- Mégane II enabled Renault to make further progress in **reducing development times**. The Hatch and Sport Hatch models, were developed in 29 months – from the design freeze to the sign-off to sales – compared with 46 months for the previous generation, thanks to a reduction in the time taken for engineering and manufac-

turing. This was largely due to the vehicle project team approach worked out at the Technocentre, which brings together the design and engineering teams at the same site, enabling the process to go ahead more quickly and efficiently.

■ International development and strengthening of the Samsung and Dacia brands

The Renault group continued to expand internationally, despite the collapse of some markets such as Turkey and Argentina, and to a lesser extent Brazil.

In Turkey, as the market continued to shrink, Renault adjusted production to demand and earmarked a large proportion (about 90%) for export. Despite a drop in market share, Renault maintained its lead position, due in particular to the Clio Symbol phase 2, an updated range and a sound dealer network.

In Argentina, Renault was hard hit by a further dwindling of the automobile market as the economy collapsed. However, the restructuring measures introduced at the end of 2001 and the devaluation of the peso blunted the impact on Renault's operating income.

In Brazil, Renault has been monitoring the downturn in the market and has taken steps to adjust production to demand at the Ayrton Senna plant. In the circumstances, Renault plans to start exporting some of the engines made at its powertrain plant there to Europe by the end of the year.

Looking elsewhere, Renault strengthened its positions in **Central Europe** – where the brand moved up from fifth to second place in two years to achieve market share of 11.5% thanks to an appropriate range of vehicles (Clio, Clio saloon, Mégane and Laguna) – **Eastern Europe and Russia**, the **Andean Pact** countries (especially Colombia) and the **Asia-Pacific** region (namely Australia, where Renault made a comeback in 2001). In **Mexico** Renault forged ahead thanks to the success of the 1.6-litre Clio, which has been made locally at Nissan's plants since February 2002, and Scénic.

The group continued to **strengthen its new brands: Dacia** made progress as the Pitesti plant and sales network were upgraded and plans took shape to launch a reliable, modern entry-level vehicle priced at €5,000 in emerging countries. **Renault Samsung Motors (RSM)** was at break-even, two years ahead of schedule. The SM5 sold extremely well, with more than 53,000 units during the first half of 2002. In September, a second model of Nissan origin, the SM3, will be added to RSM's range.

PRINCIPAL AGREEMENTS IN FIRST-HALF 2002

■ Renault sells its stake in Irisbus

The closing date of the acquisition by Iveco of Renault's 50% stake in Irisbus was January 2, 2002, and Irisbus was deconsolidated on this date. The sale of the shareholding for a total of €166 million will take place in two stages: the first involving 15% of the total capital when the deal was signed on January 2, 2002, and the other for the remaining 35% on December 31, 2002. The capital gain was recorded for the first half of 2002 on the 15% – a pre-tax gain of €10 million. The gain on the remaining 35% to be transferred at the end of the year will be recorded in the accounts for the second half of 2002.

■ Joint venture set up in the automotive telematics sector

Renault-Nissan, Ford Motor Company and PSA Peugeot Citroën announced in March 2002 that they were planning to set up an equally owned joint venture that would create a new player in the automotive telematics sector in Europe. The plan should speed up the launch of state-of-the-art telematics solutions and offer European motorists a range of top-quality services while helping to cut costs. The establishment of the new company is subject to the approval of the competition authorities.

SALES PERFORMANCE

Automobile Division:

- **In declining markets in first-half 2002, the worldwide sales[1] of the Renault group totalled 1.28 million units, up 1.3% over first-half 2001.**
- **Sales under the Renault brand fell a slim 0.8% due to the 13.8% drop in sales on depressed markets outside Europe.**
- **In Western Europe, Renault increased sales by 0.7% in a market down 4.7%. Renault won the top slot on the passenger car market with a 10.9% market share, up 0.5 of a point compared with first-half 2001, and consolidated its lead on the passenger car and LCV markets combined, reporting market share of 11.5%, up from 10.9% a year earlier.**
- **In Central Europe, the Renault brand boosted market share from 9.7% in first-half 2001 to 11.5% and ranked No. 2. Renault Samsung sales continued to grow rapidly (up 82.8%) and, buoyed by growth in the Romanian market, Dacia sales rose 6.8%.**

Finance Division:

- **RCI Banque's average loans outstanding increased by 6.6% in first-half 2002 on a consistent basis to €18 billion at June 30, 2002.**

AUTOMOBILE DIVISION

Worldwide sales of the Renault group rose 1.3% on the back of an increase in Renault Samsung sales and, to a lesser extent, in Dacia sales, while sales of Renault-brand vehicles fell just 9,800 units. Renault group sales outside Western Europe accounted for 20.4% of the total, compared with 19.9% in first-half 2001.

First half	2001(*)	2002(*)	Change
Renault			
Western Europe	**1,012,026**	**1,018,609**	**0.7%**
Central Europe	50,288	54,246	7.9%
Turkey	21,655	7,412	– 65.8%
Eastern Europe	7,795	11,387	46.1%
Latin America	78,861	68,737	– 12.8%
Other international	38,358	38,841	1.3%
Worldwide (excl. Western Europe)	**196,957**	**180,623**	**– 8.3%**
Total RENAULT	**1,208,983**	**1,199,232**	**– 0.8%**
Dacia			
Total DACIA(**)	**25,710**	**27,449**	**6.8%**
Renault Samsung			
Total RENAULT SAMSUNG(**)	**29,375**	**53,699**	**82.8%**
WORLDWIDE GROUP SALES	**1,264,068**	**1,280,380**	**1.3%**
– o/w passenger cars	1,093,024	1 104,775	1.1%
– o/w light commercial vehicles	171,044	175,605	2.7%
Worldwide group sales			
– in Western Europe	**1,012,028**	**1,018,609**	**0.7%**
– outside Western Europe	**252,040**	**261,771**	**3.9%**

(1) The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, the figure includes sales of 20,249 unregistered vehicles in first-half 2002, compared with 18,442 in first-half 2001. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

(*) Preliminary figures. – (**) Sales on local market and exports.

RENAULT BRAND

Worldwide sales of the Renault brand in first-half 2002 fell 0.8% to 1,199,232 passenger cars and light commercial vehicles, compared with 1,208,983 in the first six months of 2001. The 0.7% rise in sales in Western Europe and the 7.9% gain in Central Europe did not offset the 13.8% decline outside Europe on account of the sharp slump recorded on markets where Renault had a strong presence (Turkey, Argentina and Brazil).

In **Western Europe**, Renault sales totalled 1,018,609 units, compared with 1,012,026 in first-half 2001. This 0.7% rise came in a market down 4.7%. Renault was again the leading brand on the passenger car and light commercial vehicle market in the first half of 2002, with a market share of 11.5%, up from 10.9% a year earlier, and took the No. 1 ranking in the passenger car market.

■ Renault was the market leader in the **passenger car** market in the first six months of 2002, scoring market share of 10.9%, versus 10.4% at end-June 2001. This sales performance came against a backdrop of declining markets in Western Europe – down 4.6% overall. All countries except the United Kingdom and Belgium saw their markets slump. Renault's sales thus rose 0.5 of a point in a less buoyant business climate than in 2001. New models Clio and Laguna II were an all-round success, new Renault dCi engines proved increasingly popular and Mégane held out well, despite nearing the end of its life cycle..

In **France,** Renault gained 1.1 points and consolidated its ranking as the leading automotive brand with a 28% market share, up from 26.9% in the first half of 2001. Renault benefited from buoyant sales of Clio – once again the biggest-selling model in France – and Laguna. Renault had not had a top-of-the-range offering for some time and Vel Satis, which went on sale in France on March 8, was No. 1 in its segment with a 0.6-point share. All told, Renault kept its sales steady – with a slight 0.2% gain – in a market down 3.8% in the first half of 2002.

Outside France, Renault increased market share in most Western European countries:

In **Germany,** Renault recorded the strongest growth among automakers in the first half of 2002, securing a 6.4% share of the market, up from 5.7% a year earlier. Laguna II boosted overall sales in the D segment, which was down 1 point, and Clio was also a hit. Renault sales were up 9% in a market that contracted by 3.9%.

In the **United Kingdom,** Renault benefited from the market upswing (+6.2%) and bolstered market share to 7.6% from 7.1% in first-half 2001 mainly on account of the successful Clio and Laguna. Registrations rose 13.7%.

In the **Netherlands**, the market was down 6.6%, yet Renault gained 1.5 points in market share to 11% from 9.5% in first-half 2001. It was the leading brand thanks in particular to the success of segment leader Laguna II.

In **Spain**, Renault held on to its lead position with 12.3% market share, which was virtually unchanged compared with the first half of 2001. This was due to the increase in Laguna sales in fist-half 2002. Renault's sales nevertheless slid 8.9% on the back of the sharp market slump (down 9.2%).

Renault saw its market share fall in two Western European countries:

In **Belgium/Luxembourg**, the market was up just 1.5% and Renault remained the leader on the passenger car market, despite market share dropping back to 11.7% from 13.1% a year earlier.

In **Italy**, Renault's market share declined 0.3 of a point to stand at 6.7% in first-half 2002, compared with 7% a year earlier. This was due to a fall in Twingo and Mégane sales. Coupled with a major decline in the market – down 13.5% – this dwindling market share led to a 17.4% drop in Renault registrations.

Renault improved its sales performance in the first half of 2002 on account of the success of its new models:

- **Laguna II** gained 2.6 points in segment share to 9.1% from 6.5% in first-half 2001. It was ranked No. 2 volume brand in its class, behind the VW Passat. Thanks to a comprehensive line-up, and in particular the Sport Tourer, which accounted for one-third of volumes, Laguna won over a top-range customer base with its broad engine range and high level of equipment.
- **Clio** continued to build on its success, which was manifest in the second half of 2001 after the June launch of phase two. In first-half 2002, Clio took the No. 2 spot in the B segment for small cars with a segment share of 14.4%, compared with 12.6% a year earlier.
- **Vel Satis**, launched in early March in France and then throughout Europe, had a 2.7% share of the top-range segment and 4.1% in the month of June 2002 alone.
- **Avantime**, which went on sale with only one version available representing less than 10% of the forecast sales mix in Europe, had a 0.8% share of its segment. The range was recently expanded with 2.0 turbo and 2.2 dCi variants, which should boost sales in the second half of the year.

The two models nearing the end of their life cycle held up well:

- **Mégane** was still in the top three in its category behind the VW Golf and the Ford Focus. It had a 10.4% share of its segment, versus 11.9% in first-half 2001. Scénic sales were buoyant and Scénic was still the segment leader in Europe.
- **Espace** saw a 2.8-point decline in segment share to 17.5% from 20.3% and was ranked No. 2 in its segment behind the Ford Galaxy.

Twingo also saw its market share fall to 12% from 12.5% in first-half 2001 and the B segment was down 18%.

■ Renault continued to grow its share of the **light commercial vehicle** market, taking 16.4% compared with 14.9% in first-half 2001. The market shed 6%. Renault consolidated its position as leading brand thanks to its recent range of vehicles:

- **Kangoo** was still in the lead in the small van segment despite a 2.1-point fall in market share to 26.9% at end-June 2002.
- In the van segment, **Master** saw its market share fall to 6% from 6.8% in first-half 2001, whereas **New Trafic** – launched in September 2001 and voted Van of the Year 2002 – scored market share of 3.9%. All told, Renault had a 10.2% share of the van segment, compared with 6.9% a year earlier.

Outside Western Europe, sales of Renault-badged passenger cars and light commercial vehicles dropped 8.3% to 180,623 in first-half 2002 from 196,957 a year earlier.

This decline in sales was not widespread, as Renault grew market share in a number of regions:

■ In **Central Europe**, Renault sales gained 7.9% in a market that contracted by 8.3%. The situation in each country varied significantly; the Polish market – accounting for one-third of the Central European market – slid 19.8%, while other markets such as Hungary, the Baltic States and ex-Yugoslavia were all buoyant. After gaining nearly 3 points in 2001, Renault lifted its market share by an additional 1.7 points in the first half of 2002. Renault was the No. 2 brand in Central Europe with an 11.5% market share. This sales performance was largely due to the success of Clio, Mégane and Laguna.

■ Renault also saw its sales grow on a number of new markets, including **Mexico**, where Scénic and above all Clio – in its 1.6-litre variant – boosted sales to over 6,000 units, compared with 780 last year, and **Australia** (with nearly 2,600 units). Sales were also up on traditional markets such as **Algeria** (9,200 units, or an increase of 74%).

However, Renault was hard hit by the ongoing crises in the Turkish and Argentine markets and a slump in Brazil:

■ In **Turkey**, the market fell a further 39.5% compared with first-half 2001. After posting a significant 4.4-point gain in 2001, Renault's market share dropped 10.8 points in the first half of 2002 to total 14%. This steep decline was mainly due to the shutdown of R19 production in 2001 – the R19 had a 3.1% share of the total market that year – and no product launches in the D segment (Laguna II only went on sale in June). Other carmakers also started to reduce inventories on a massive scale – a move Renault had initiated in 2001. Sales in the first six months of 2002 came to 7,400 units – one-third of last year's first-half figure.

■ In **Argentina**, the economy virtually came to a standstill and the market was down 43.5% in the first half of 2002. Renault nevertheless retained its lead position and widened its market share by 1.2 points to 20.3% from 19.1% in first-half 2001. Sales were up as Argentine customers used savings denominated in pesos to buy durable goods and the dealer network put in a sound performance.

■ In **Brazil**, the market fell by 18.3% in first-half 2002 after a decline in the second half of 2001. Renault's market share fell just 0.1 of a point in this tough business climate and stood at 4.7% thanks to vigorous sales of Clio, with two limited editions and the successful Clio yahoo model – the range's entry-level vehicle. Renault continued to rank fifth in Brazil.

DACIA BRAND

Buoyed by the 22.7% growth of the Romanian market in first-half 2002, Dacia reported a 4.2% increase in sales of **passenger cars and light commercial vehicles** and took the lead position with 51.7% of the local market (25,900 units).

RENAULT SAMSUNG BRAND

Renault Samsung Motors continued to grow rapidly in Korea less than two years after starting up business again. The Korean market expanded 18.7% in the first half of 2002 on account of a tax incentive for car purchases that will not be renewed in the second half of the year. Renault Samsung's market share rose to 8.6% from 5.6% in first-half 2001 and sales climbed some 83% to over 53,600 units. This performance was due to the success of the SM5, which was among the three top-selling models in Korea and had a 30.5% share of its two market segments.

FINANCE DIVISION

In first-half 2002, RCI Banque financed 32.4% of Renault and Nissan registrations in Western Europe, compared with 31.45% in 2001. The proportion of registrations financed increased for both the Renault brand (33.5%, compared with 32.6% at December 31, 2001) and the Nissan brand (26.2%, up from 25% at December 31, 2001).

In the first six months of 2002, RCI Banque had processed €4,742 million in new financing contracts, compared with €4,172 million in first-half 2001 on a consistent basis – an increase of 13.7% with 512,000 new contracts (up 8.9% from 470,000 a year earlier).

RCI Banque's average loans outstanding amounted to €17,979 million at June 30, 2002, up 6.6% (versus €16,872 million on a consistent basis at December 31, 2001).

STATISTICS

MAIN RENAULT MARKETS

Registrations and market share (*)

	First half 2001		First half 2002	
Passenger cars	units	as a %	units	as a %
France	323,483	26.9%	324,110	28.0%
Germany	99,878	5.7%	108,875	6.4%
United Kingdom	89,823	7.1%	102,111	7.6%
Italy	99,571	7.0%	82,204	6.7%
Spain	94,740	12.3%	86,349	12.3%
Belgium / Luxembourg	40,940	13.1%	37,382	11.7%
Netherlands	29,499	9.5%	32,094	11.0%
Other countries in Western Europe	69,304	6.5%	73,702	7.3%
Western Europe	**847,238**	**10.4%**	**846,827**	**10.9%**
Poland	14,505	7.6%	15,834	10.3%
Central Europe (*)	**47,321**	**10.0%**	**49,591**	**11.4%**
Argentina	17,699	20.3%	10,566	21.1%
Brazil (*)	38,631	5.5%	31,007	5.2%
Turkey (*)	19,204	30.0%	5,436	17.9%
Light commercial vehicles				
France	77,852	34.3%	79,069	36.4%
Germany	8,440	7.9%	9,448	9.7%
United Kingdom	8,214	6.3%	10,072	7.5%
Italy	8,487	7.4%	11,173	10.0%
Spain	20,530	13.5%	18,030	13.3%
Belgium / Luxembourg	5,815	14.8%	4,754	15.1%
Netherlands	4,155	8.5%	4,476	9.6%
Other countries in Western Europe	12,853	3.6%	14,511	9.7%
Western Europe	**146,346**	**14.9%**	**151,533**	**16.4%**
Poland	814	6.9%	819	8.8%
Central Europe (*)	**2,967**	**7.0%**	**4,655**	**11.6%**
Argentina	3,854	15.0%	2,387	17.4%
Brazil (*)	1,018	0.8%	1,222	1.4%
Turkey (*)	2,451	10.5%	1,976	8.7%
Passenger cars and light commercial vehicles				
France	401,335	28.0%	403,179	29.3%
Germany	108,318	5.8%	118,323	6.6%
United Kingdom	98,037	7.0%	112,183	7.6%
Italy	108,058	7.0%	93,377	7.0%
Spain	115,270	12.5%	104,379	12.5%
Belgium / Luxembourg	46,755	13.3%	42,136	12.0%
Netherlands	33,654	9.3%	36,570	10.8%
Other countries in Western Europe	82,157	6.6%	88,213	7.6%
Western Europe	**993,584**	**10.9%**	**998,360**	**11.5%**
Poland	15,319	7.6%	16,653	10.2%
Central Europe (*)	**50,288**	**9.7%**	**54,246**	**11.5%**
Argentina	21,553	19.1%	12,953	20.3%
Brazil (*)	39,649	4.8%	32,229	4.7%
Turkey (*)	21,655	24.8%	7,412	14.0%

(*) Preliminary figures based on data supplied by official bodies or manufacturers.

DACIA AND SAMSUNG MARKETS

Registrations and market share	First half 2001 units	First half 2001 as a %	First half 2002 units	First half 2002 as a %
DACIA – Romania **(cars and LCVs)** (**)	24,860	60.9%	25,896	51.7%
SAMSUNG – South Korea (cars) (***)	29,250	5.6%	53,641	8.6%

(**) Based on the most recent APIA (Romanian association of car manufacturers and importers) data.
(***) Share of the local carmakers' market.

RENAULT – NEW CAR REGISTRATIONS IN WESTERN EUROPE BY MODEL

Passenger cars and light commercial vehicles	First half 2001[1]	First half 2002[1]
Twingo	95,888	75,190
Clio	278,228	306,415
Mégane	323,603	280,118
Laguna	107,811	141,875
Safrane	948	16
Espace	37,740	27,090
Avantime	170	2,914
Vel Satis	0	10,170
Kangoo	108,016	101,428
Trafic	676	1,376
New Trafic	14	18,843
Master	35,336	29,092
Mascott	4,730	3,667
Other models (Express, Messenger(B), etc.)	424	166
Total new car registrations in Europe	**993,584**	**998,360**

(1) Preliminary figures.

RENAULT WORLDWIDE PRODUCTION – BY MODEL[2]

Passenger cars	First half 2001	First half 2002
Twingo	94,212	86,481
Clio	369,974	381,573
Kangoo	63,048	60,014
Renault 9, 12 and 19	3,693	0
Mégane	382,663	335,025
Laguna	1	0
Laguna II	136,089	149,175
Safrane	2	0
Espace	34,986	25,578
Avantime	145	3,740
Vel Satis	95	16,030
Total passenger cars	**1,084,908**	**1,057,616**
Light commercial vehicles		
Express	2,316	0
Kangoo Express	71,922	61,956
Twingo Van	1,121	1,082
Clio Van	30,688	32,105
Mégane Van	3,495	3,468
Trafic (3)	851	822
Master 2	51,600	43,852
Mascott	6,398	1,372
Total light commercial vehicles	**168,391**	**144,657**
Total worldwide production	**1,253,299**	**1,202,273**

(2) Production data taken from vehicle deliveries to sales entities.
(3) New Trafic production at the General Motors Europe plant in Luton, United Kingdom, was not recorded as Renault production (the proportion of New Trafic production recorded as Renault production totalled 850 units in first-half 2001 and 20,841 in first-half 2002).

GROUP RESULTS AND BREAKDOWN BY DIVISION

As already announced, Renault has decided to modify its accounting procedures for development costs. The decision was based on the practices of several European manufacturers and the fact that the IASB's international accounting standards will become mandatory by 2005. Development costs incurred since January 1, 2002 are now recognized as intangible assets, whereas in the past, they were expensed during the year in which they were incurred.

The decision has a positive impact of €342 million on operating margin and of €346 million on net income.

- **The group's consolidated revenues amounted to €19,010 million, up 4.1% on first-half 2001 on a consistent basis.**
- **Operating margin amounted to €912 million or €570 million before IAS 38, that is 3% of revenues versus 1.6% in first-half 2001.**
- **Other operating income and expenses of the group represented a charge of €101 million.**
- **The contribution of Nissan Motor to Renault's earnings was a positive €425 million in first-half 2002, or €314 million before IAS 38, compared with a positive €273 million for the same period in 2001.**
- **Renault's net income came to €894 million, or €548 million before IAS 38, compared with €779 million for first-half 2001.**
- **The net financial indebtedness of industrial and commercial activities amounted to €2,627 million, down €1,300 million on December 31, 2001.**

Group revenues in the first half of 2002 were up 4.1% on a consistent basis to €19,010 million.

- Revenues of the **Automobile Division** increased 3.7% on a consistent basis to €18,067 million on an increase in worldwide billings, which stemmed from growth in Renault Samsung Motors sales as well as the improved model and engine mix in Europe.
- The **Finance Division** contributed €943 million to group revenues. This represented a 10.8% like-for-like gain on the previous year, essentially reflecting the 9.5% like-for-like increase in average loans outstanding, compared with June 30, 2001.

Contribution to group revenues by Division

(€ million)	2001 published	2001 restated [1]			2002			Change 2002/ 2001 restated		
	1st half	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half
Automobile	17,585	8,404	9,011	17,415	8,833	9,234	18,067	+5.1%	+2.5%	+3.7%
Finance	896	416	435	851	452	491	943	+8.7%	+12.9%	+10.8%
Other	351	0	0	0	0	0	0	–	–	–
Total	**18,832**	**8,820**	**9,446**	**18,266**	**9,285**	**9,725**	**19,010**	**+5.3%**	**+3%**	**+4.1%**

(1) For comparison purposes, 2001 figures have been adjusted to a basis consistent with 2002 figures. The main change, posted under "Other", stems from the deconsolidation of Irisbus following the sale to Iveco on January 2, 2002 of Irisbus shares held by Renault. In the Automobile Division, the main restatement concerns the deconsolidation of CAT following its sale on July 1, 2001. In the Finance Division, the main restatement concerns the method of consolidation of Renault Financial Services (RFS). Since December 31, 2001, RFS has been consolidated on a proportionate basis (50%). In the past, it was fully consolidated. This change took place following the redefinition by the General Meeting of Shareholders of the partnership on a 50-50 shared control basis.

Group operating margin for first-half 2002 amounted to €912 million or €570 million before IAS 38, that is an 87.5% increase compared with first-half 2001 on a consistent accounting basis. Before IAS 38, it represented 3% of revenues, versus 1.6% in first-half 2001.

With the application of **IAS 38**, development costs of €358 million were recognized as intangible assets. The impact on group operating margin at June 30, 2002 amounted to €342 million taking into account the effect of this methodological change on the employee profit-sharing scheme. Depreciation allowances for the half-year were not significant.

Contribution to group operating margin by Division

€ million	H1 2001 published	H2 2001 published	2001 published	H1 2002	IAS 38 impact	H1 2002 before IAS 38	Change H1 2002/ H1 2001 before IAS 38
Automobile	163	53	216	766	342	424	+160.1%
% of revenues	0.9%	0.3%	0.6%	4.2%		2.3%	
Finance	137	115	252	146		146	+6.6%
% of revenues	15.3%	12.3%	13.8%	15.5%		15.5%	
Other	4	1	5	0		–	n.s
% of revenues	1.1%	0.3%	0.7%	–		–	
Total	**304**	**169**	**473**	**912**	**342**	**570**	**+87.5%**
% of revenues	**1.6%**	**1.0%**	**1.3%**	**4.8%**		**3.0%**	

The **Finance Division** contributed €146 million to group operating margin, or 15.5% of group revenues, unchanged compared with first-half 2001.

Analysing the contribution of the **Automobile Division** reveals three factors:

- The contribution of Europe remained level: Renault compensated for sustained commercial pressure by improving industrial and commercial performance, with the elimination of supply constraints on diesel engines, the success of Laguna II and Clio II and the robust performance of Scénic, as well as ongoing purchasing cost reductions.
- The improved performance of Renault Samsung Motors, which broke even in the first half, two years ahead of schedule. This improvement outweighs the deteriorating contribution of the Mercosur countries and Turkey. In Argentina, the positive effects of the restructuring measures taken last year and the devaluation of the peso cushioned the impact of the crisis on the country's contribution to group operating margin.

• The fall in research and development costs: after peaking in 2001, R&D costs fell in the first half-year, on the basis of consistent accounting standards. This can be explained by the group's product plan. Similarly, the group benefited from the decrease in administrative and IS costs, thanks to the measures aimed at tighter control and selection taken last year.

Before IAS 38, **R&D costs** for the group decreased by €138 million (– 13%) to €925 million. This was equivalent to 4.9% of revenues, versus €1,063 million in first-half 2001 (5.6% of revenues).

Other operating income and expenses showed a charge of €101 million, versus income of €281 million in first-half 2001, which included capital gains of €335 million from the sale of Renault V.I. to Volvo. The main expense items included restructuring costs and provisions of €44 million which comprised a €16 million adjustment to provisions set up in 1999 and 2000 to take account of employee early retirement measures in France (the CASA scheme). They also included a €27 million provision for the cost of recycling cars currently on the road in Germany and in the Netherlands, pursuant to European directive 2053 EC *(see note 12-D of the notes to the consolidated financial statements).*

Income items included the capital gain of €10 million on the purchase by Iveco of 15% of Renault's stake in Irisbus.

After allowing for other operating income and expenses, the group's **operating income** came to €811 million before IAS 38, versus €585 million in first-half 2001 (including €335 million in exceptional capital gains from disposals).

Net financial items showed a loss of €53 million, versus income of €86 million in first-half 2001, which included €89 million of capital gains from the sale of BNP Paribas shares. The 2002 result included €65 million in exchange rate losses by Renault Argentina, caused by the impact of the depreciation of the Argentine peso on the subsidiary's net financial liabilities denominated in dollars. The increase in Renault's share price compared with December 31, 2001 allowed the company to reverse €53 million of the provision previously set up for treasury shares held for stock option plans.

At June 30, 2002, Renault's share in the **net income of companies accounted for by the equity method** was a positive €454 million, or €329 million before IAS 38, versus a positive €233 million on the same date in 2001.

- Renault benefited from Nissan's continued recovery. Nissan Motor's equity-accounted contribution to Renault's 2002 first-half results was a positive €425 million after goodwill amortization. Before IAS 38, this contribution amounted to €314 million versus a profit of €273 million in first-half 2001 *(see note 7 of the notes to the consolidated financial statements).* Since March 1, 2002, Renault's share in the restated net income/loss of Nissan has been determined on a 44.4% basis.
- AB Volvo's equity-accounted contribution to Renault's result was a positive €51 million after goodwill amortization and including the €14 million impact of IAS 38 *(see note 8 of the notes to the consolidated financial statements).*
- Other equity-accounted affiliates (principally Mais and Teksid) generated a loss of €22 million for Renault at June 30, 2002, compared with a loss of €47 million at June 30, 2001.

(2) In 2001, Renault and Volvo initiated an arbitration procedure concerning the interpretation of the contribution agreement for Renault Véhicules Industriels shares, which might ultimately reduce the contribution value. For this reason, Renault set aside a provision relating to this arbitration process. Renault believes that the outcome of the procedure will have no material impact on its financial position. There were no new developments in first-half 2002.

At June 30, 2002, **current and deferred taxes** represented a net charge of €285 million or €164 million before IAS 38, compared with a net charge of €131 million for the same period in 2001. The effective tax rate was 23.5%. Application of IAS 38 was reflected in the accounts by a deferred tax charge of €121 million.

Renault's **net income** came to €894 million, or €548 million before IAS 38, compared with €779 million for first-half 2001 (including €424 million in exceptional capital gains from disposals). This corresponded to earnings per share of €3.53 or €2.17 before IAS 38. Taking account of cross-shareholdings, the number of shares was calculated by neutralizing 44.4% of the Renault shares held by Nissan. At June 30, 2001, earnings per share were €3.25.

Implementation of **IAS 38** had a neutral impact on net financial indebtedness. The positive effects of applying this standard to cash flow (€344 million) and on the change in the working capital requirement (€14 million) were identical to the increase in intangible investments relating to the capitalization of development costs (€358 million).

At June 30, 2002, and before IAS 38 (€344 million), Renault posted an increase in **cash flow**, which amounted to €1,615 million, versus €1,254 million at June 30, 2001. This improvement stemmed mainly from the upturn in group operating margin. Cash flow also included the positive impact of dividends received from Nissan Motor (€117 million, versus €99 million in first-half 2001) and from AB Volvo (€77 million in first-half 2002, whereas in 2001, AB Volvo dividends were subtracted from the acquisition price of the shares).

With a pre-IAS 38 value of €358 million, **capital expenditure in property, plant and equipment and intangible assets** net of disposals fell to €1,186 million at June 30, 2002 (compared with €1,286 million at June 30, 2001). This item essentially comprised capital expenditure by industrial and commercial activities (€1,113 million, versus €1,216 million in first-half 2001) which represented 6.2% of the revenues of these activities (compared with 6.8% in first-half 2001).

Actions carried out as part of the second stage of the plan to strengthen the Renault-Nissan Alliance had a significant impact on the group's cash flows:

- Renault increased its stake in Nissan Motor from 36.8% to 44.4%, bringing **equity investments net of disposals** at June 30, 2002 to €1,904 million (including €1,875 million for this reserved rights issue), compared with net disposals of €224 million in first-half 2001.
- Conversely, Renault received cash inflows of €2,198 million stemming from the favourable impact of two **capital contributions** corresponding to:
  - the acquisition of a 15% stake by Nissan Finance for a net €2,158 million;
  - the December 2001 share issue reserved for group employees which raised €40 million.

  There were no capital contributions in first-half 2001.

More specifically, the **net financial indebtedness of industrial and commercial activities** decreased by €1,300 million, compared with December 31, 2001. It came to €2,627 million, and included redeemable shares of €342 million, versus €3,927 million on December 31, 2001.

This sharp decline stemmed, in particular, from:

- an upturn in operating revenues and income from industrial and commercial activities, with stronger cash flow (pre-IAS 38) of €1,471 million in first-half 2002 and a further decrease (€395 million or €367 million excluding the effect of the Technocentre renegotiation) in the working capital requirements, which comfortably financed net capital expenditure in property, plant and equipment and intangible assets (€1,113 million before IAS 38);

- the three equity-related transactions mentioned above, for a net total of €323 million, as well as dividend payments by Renault (– €250 million) and Oyak (– €12 million);
- the renegotiation of financing terms for the Technocentre, which reduced debt by €203 million *(see note 12-A of the notes to the consolidated financial statements)*;
- a positive impact of €307 million resulting from foreign currency translations, in particular, involving the debts of Brazilian and Argentine companies (€141 million and €100 million, respectively) as well as Renault's yen-denominated debts (€91 million).

In first-half 2002, the **shareholders' equity** of the group rose €1,252 million and amounted to €11,303 million. Before IAS 38, shareholders' equity rose by €906 million and amounted to €10,957 million at June 30, 2002, compared with €10,051 million at December 31, 2001.

This change stemmed mainly from:

- recognition of the net income for first-half 2002 of €894 million;
- the two capital increases reserved for Nissan Finance, which resulted in a net increase in Renault shareholders' equity of €1,196 million, after deducting 44.4% of the gross €2,166 million corresponding to Renault's share in Nissan;
- the distribution of €235 million in dividends for FY 2001.
- the €417 million reduction in the fair value of the assets and liabilities of Nissan (36.8%), following Renault's exercise of warrants to increase its stake in Nissan. This restatement was essentially due to the decline in the Japanese property market and to the decrease in the value of investments to hedge against Japanese companies' pension commitments. *(see note 7 of the notes to the consolidated financial statements, point B – footnotes c and d).*
- the negative €186 million movement in translation adjustments primarily includes the impact of the devaluation of the Argentine peso (– €175 million), the Brazilian real (– €53 million) as well as the impact of yen fluctuations (€104 million).

Renault Group condensed consolidated half-year financial statements for the period

ended June 30, 2002

RENAULT GROUP CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS for the period ended June 30, 2002

Condensed Consolidated Income Statement (in EUR million)	1st half-year 2002 (a)	1st half-year 2002 Pro forma (b)	1st half-year 2001	Year 2001
Sales of goods and services	18,137	18,137	17,978	34,617
Sales financing revenues	873	873	854	1,734
Revenues (note 3)	**19,010**	**19,010**	**18,832**	**36,351**
Cost of goods and services sold	(14,671)	(14,657)	(14,434)	(28,240)
Cost of sales financing	(567)	(567)	(580)	(1,165)
Research and development expenses (note 1)	(569)	(925)	(1,063)	(1,935)
Selling, general and administrative expenses	(2,291)	(2,291)	(2,451)	(4,538)
Operating margin	**912**	**570**	**304**	**473**
Other operating income and expenses (note 4)	(101)	(101)	281	231
Operating income	**811**	**469**	**585**	**704**
Financial income (expense) (note 5)	(53)	(53)	86	(64)
Share in net income of Nissan Motor (note 7)	425	314	273	497
Share in net income of AB Volvo (note 8)	51	37	7	(26)
Share in net income (loss) of other companies accounted for by the equity method	(22)	(22)	(47)	(91)
Group pre-tax income	**1,212**	**745**	**904**	**1,020**
Current and deferred taxes (note 6)	(285)	(164)	(131)	(67)
Group net income	**927**	**581**	**773**	**953**
Minority interests (note 10)	(33)	(33)	6	98
Renault net income	**894**	**548**	**779**	**1,051**
Earnings per share (in EUR) (note 9)	**3.53**	**2.17**	**3.25**	**4.38**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes.

Condensed Consolidated Balance Sheets (in EUR million)	1st half-year 2002 (a)	1st half-year 2002 Pro forma (b)	Year 2001
Assets			
Intangible assets, property, plant and equipment (note 1)	10,603	10,247	10,525
Investments in companies accounted for by the equity method:	7,801	7,676	6,985
– Nissan Motor (note 7)	*6,137*	*6,026*	*5,287*
– AB Volvo (note 8)	*1,432*	*1,418*	*1,469*
– Other companies	*232*	*232*	*229*
Other investments and financial assets	566	566	607
Deferred tax assets	1,376	1,497	1,668
Inventories	5,011	5,011	4,832
Sales financing receivables	17,617	17,617	16,845
Trade receivables	2,627	2,627	2,465
Other receivables and prepaid expenses	2,260	2,260	1,985
Loans and marketable securities	2,519	2,519	2,082
Cash and cash equivalents	4,426	4,426	2,135
Total assets	**54,806**	**54,446**	**50,129**
Shareholders' equity and liabilities			
Shareholders' equity (note 9)	11,303	10,957	10,051
Minority interests (note 10)	379	379	385
Deferred tax liabilities and provisions for risks and liabilities	3,566	3,566	3,450
Interest-bearing borrowings (note 11):	25,708	25,708	23,491
– Industrial and commercial activities	*8,584*	*8,584*	*7,451*
– Sales financing activities	*17,124*	*17,124*	*16,040*
Trade payables	7,690	7,690	7,246
Other liabilities and deferred income	6,160	6,146	5,506
Total shareholders' equity and liabilities	**54,806**	**54,446**	**50,129**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes.

Changes in consolidated shareholders' equity (in EUR million)	Number d'actions (in thousands)	Share capital	Share premium account	Translation adjustment	Reserve and retained earning	Total
Balance at December 31, 2000	239,798	914	2,367	551	5,820	9,652
Capital increase	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment				(501)		(501)
2001 net income					1,051	1,051
Balance at December 31, 2001	242,196	923	2,420	50	6,658	10,051
Capital increase (a)	42,741	163	1,033			1,196
Dividends					(235)	(235)
Change in translation adjustment				(186)		(186)
1st half 2002 net income (b)					894	894
Other changes (c)					(417)	(417)
Balance at June 30, 2002	284,937	1,086	3,453	(136)	6,900	11,303

Details of items contributing to changes in consolidated shareholders' equity in the first half of 2002 are given in note 9.
(a) Including the neutralization corresponding to Renault's share of Nissan's capital (44,4%) (note 2.1).
(b) Including the impact, net of taxes, of the capitalization of research and development expenses incurred from January 1, 2002 (EUR 346 million) (note 1.1).
(c) Impact of the Nissan capital increase reserved for Renault (note 2.1)

Condensed statements of consolidated cash flows (in EUR million)	1st half-year 2002 (a)	1st half-year 2002 Pro forma (b)	1st half-year 2001	Year 2001
Renault net income	894	548	779	1,051
Depreciation and amortization	971	969	921	1,777
Other	94	98	(446)	(1,140)
Cash flow	**1,959**	**1,615**	**1,254**	**1,688**
Increase in sales financing receivables	(975)	(975)	(1,190)	(2,227)
Net change in interest-bearing borrowings for the sales financing activity	750	750	974	1,685
Decrease (increase) in working capital requirements	363	349	748	1,951
Cash flows from operating activities	**2,097**	**1,739**	**1,786**	**3,097**
Nissan capital increase reserved for Renault (note 2.1)	(1,875)	(1,875)		
Other acquisitions of investments, net of cash acquired	(82)	(82)	9	(109)
Purchases of property, plant and equipment and intangibles	(1,813)	(1,455)	(1,481)	(3,205)
Disposals, other	489	489	397	1,224
Cash flows from investing activities	**(3,281)**	**(2,923)**	**(1,075)**	**(2,090)**
Proceeds from shareholders	40	40	–	–
Dividends distributed	(263)	(263)	(261)	(260)
Renault SA capital increase reserved for Nissan (note 2.1)	2,158	2,158		
Net change in interest-bearing borrowings for industrial, commercial and other activities	1,643	1,643	726	(155)
Cash flows from financing activities	**3,578**	**3,578**	**465**	**(415)**
Net increase in cash and cash equivalents	**2,394**	**2,394**	**1,176**	**592**

Opening balance	2,135	2,135	1,812	1,812
Increase (decrease)	2,394	2,394	1,176	592
Impact of exchange rate changes	(103)	(103)	(215)	(270)
Closing balance	4,426	4,426	2,773	2,135

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.
(b) Without capitalization of research and development expenses, for comparison purposes

CONDENSED INFORMATION BY DIVISION

	Automobile Division	Finance Division	Elimination (c)	Consolidated total
1st half 2002 (a)				
Revenues	18,315	1,045	(350)	19,010
Interdivision transactions (d)	(248)	(102)	350	
Contribution to consolidated revenues	18,067	943		19,010
Operating margin	766	146		912
Consolidated operating income	662	139	10	811
1st half 2002 (b)				
Revenues	18,315	1,045	(350)	19,010
Interdivision transactions (d)	(248)	(102)	350	
Contribution to consolidated revenues	18,067	943		19,010
Operating margin	424	146		570
Consolidated operating income	320	139	10	469
1st half 2001 (b)				
Revenues	17,742	994	96	18,832
Interdivision transactions (d)	(157)	(98)	255	–
Contribution to consolidated revenues	17,585	896	351	18,832
Operating margin	163	137	4	304
Consolidated operating income	84	163	338	585
Year 2001				
Revenues	34,245	2,028	78	36,351
Interdivision transactions (d)	(404)	(200)	604	–
Contribution to consolidated revenues	33,841	1,828	682	36,351
Operating margin	216	252	5	473
Consolidated operating income	106	261	337	704

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.

(b) Without capitalization of research and development expenses, for comparison purposes.

(c) In 2001, "Eliminations" included data for the Irisbus subsidiary's "Coach and bus" activity, and the EUR 335 million gain on the sale of Renault VI to Volvo (in the first half of 2001). Irisbus was deconsolidated as of January 2, 2002 following the partial sale of the company at that date (note 2.2). A EUR 10 millio,n gain on sale was recorded under "Eliminations" for the first half-year.

(b) Interdivision transactions are carried out under near-market conditions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The Renault Group consolidated half-year financial statements have been prepared in accordance with current French accounting regulations regarding interim financial statements.The accounting policies adopted are unchanged from the 2001 annual financial statements, with the exception of those described below.

1.1. Research and development expenses:

In keeping with changes in the practice of several European vehicle manufacturers and in preparation for the compulsory application of IASB international accounting standards from 2005, as already announced, Renault has decided to introduce a new accounting policy for research and development expenses. As of January 1, 2002, these expenses are capitalized as intangible assets (previously they were recorded as costs in the year incurred).

Capitalizable research and development expenses are expenses incurred between the approval of the decision to begin development and implement production facilities for a vehicle or part (e.g. engine or gearbox), and the subsequent approval of the design for mass production. They are amortized from the date of approval for mass production, over a maximum period of five years.

As a result of this change, in the first half of 2002 the Group capitalized expenses incurred between these two milestones totalling EUR 358 million for fully consolidated entities (of which EUR 2 million were amortized during the period), and EUR 111 million and EUR 14 million respectively for Nissan Motor and Volvo, corresponding to Renault's share, net of taxes, of those companies' research and development expenses.

Including profit sharing and tax, the effect of this new policy increased Renault net income by EUR 346 million.

1.2. Investment property:

In application of IAS 40, Renault opted to state investment property in the balance sheet at depreciated cost (less any accumulated impairment losses).

These assets are recognized by the Group as follows (in EUR million):

	June 30, 2002
Gross value:	145
Depreciation:	(80)
Net value:	65
Fair value:	315

This category of assets mainly concerns land and buildings due to be sold, located in the Billancourt zone. The timing and price of the sale will be affected by the regulatory environment (approval by the authorities is required) and the progress of the development planned by the purchasers.

1.3. Application of international accounting standards from 2005:

At June 30, 2002, the principal difference between Renault accounting policies and international standards that could have an impact on the Group's financial statements when application of IASB standards becomes compulsory in 2005 concerns the "Financial instruments" standard (IAS 39). The Group intends to apply this standard as soon as possible, before 2005, once it is finalized and has been adopted by French regulations.

2. OPERATIONS AFFECTING THE SCOPE OF CONSOLIDATION

With the exception of the consequences of the Nissan and Irisbus operations described below, the other changes in the scope of consolidation in the first half of 2002 did not have a material impact on the Group financial statements.

2.1. Reinforcement of the Renault /Nissan Alliance:

■ **Nissan capital increase reserved for Renault:**

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on March 1, 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of EUR 1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

Under regulation CRC 99.02, this transaction was recorded as follows in the financial statements:

- Provisional goodwill of EUR 89 million was recognized, to be amortised over the residual amortisation period of the goodwill generated in 1999, i.e. 17 years.
- The Group's reserves included EUR (417) million relating to the decrease in the fair value of Nissan's identifiable assets and liabilities between March 1999 and March 1, 2002 (portion corresponding to Renault's 36.8% stake held since 1999). This decrease in fair value mainly results from the decline in the Japanese property market and the value of funds invested to cover pension commitments in Japan (note 7-B).

■ **Renault capital increase reserved for Nissan:**

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault SA for a total of EUR 2,166 million (EUR 2,158 million net of capital increase expenses included in the share premium) through two subscriptions, on March 29 and May 24, 2002 respectively.

This capital increase led to a EUR (962) million elimination in Renault's consolidated shareholders' equity, corresponding to 44.4% of the subscriptions (EUR 2,166 million) representing the Renault's share of Nissan's capital.

2.2. Sale of Renault's investment in Irisbus:

The European Commission approved the agreement between Renault and Volvo subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

On January 2, 2002, Renault and Iveco signed an agreement to transfer Renault's stake in Irisbus to Iveco for a total of EUR 166 million, scheduled as follows:

- 15% of the capital of Irisbus was transferred at January 2, 2002. Following this stage of the transaction, Renault recorded a gain on the sale of EUR 10 million in "Other operating revenues and expenses", and deconsolidated its residual stake in Irisbus.
- the residual stake (35% of shares in Irisbus) is to be transferred at December 31, 2002. At that date, the Group will record an additional gain on sale of EUR 24 million.

The overall gain on this sale will thus total EUR 34 million.

3. REVENUES BASED ON IDENTICAL GROUP STRUCTURE AND METHODS

(in EUR million)	Automobile Division	Finance Division	Other	Consolidated total
Revenues for first half 2001 as published	**17,585**	**896**	**351**	**18,832**
Sale of Irisbus (note 2.2)			(351)	(351)
Sale of the CAT group in July 2001	(163)			(163)
Other changes in scope of consolidation	(7)	(45)		(52)
Revenues for first half 2001 based on identical structure and methods to first half 2002	**17,415**	**851**	**0**	**18,266**

4. OTHER OPERATING INCOME AND EXPENSES, NET

(in EUR million)	1st half-year 2002	1st half-year 2001	Year 2001
Gains and losses on sales of operating subsidiaries	10	335	632
Restructuring and workforce adjustment costs and provisions	(44)	(32)	(204)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	(18)	(7)	(24)
Amortization of goodwill on acquisition of consolidated companies	(11)	(7)	(9)
Items of an unusual nature or abnormally high amount	(38)	(8)	(164)
Total	**(101)**	**281**	**231**

Gains and losses on sales of operating subsidiaries:

For the first half-year of 2002, this item included the gain on the partial sale of Irisbus (note 2.2).

In 2001, it included:

- in the first half-year, a EUR 335 million gain on the sale of the Renault VI subgroup,
- in the second half-year, a EUR 318 million gain on the sale of the CAT subgroup.

Restructuring and workforce adjustment costs and provisions:

For first half 2002, this item mainly includes:

- EUR 16 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" early retirement system,
- EUR 9 million of provisions recorded by Renault Spain for the costs of voluntary retirements expected under the terms of the plan, which was set up in 2000.

In 2001, it principally included:

- EUR 53 million of provisions recorded by the subsidiary Renault Spain for the costs of voluntary retirements expected in 2002 under the terms of an early retirement plan for employees aged 57 and a half or more set up in 2000.
- EUR 41 million of costs and provisions for the implementation of workforce adjustment measures by Renault Argentina.
- EUR 39 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system.

Items of an unusual nature or abnormally high amount:

In view of a new EC directive, which from 2007 will oblige vehicle manufacturers to dispose of vehicles no longer fit for use free of charge to the last owner, the Group established a provision of EUR 27 million during the first half of 2002. This provision concerns vehicles sold in Germany and the Netherlands, where the directive has already been incorporated into local regulations (note 12-D).

In 2001, "Items of an unusual nature or abnormally high amount" mainly comprised depreciation on the assets of the Argentinian subsidiary.

5. FINANCIAL INCOME (EXPENSE)

The net financial expense for the first half-year of 2002 includes Renault Argentina's foreign exchange losses (EUR 65 million) and reversals of provisions for depreciation of treasury shares held for stock option plans (EUR 53 million).

Financial income for first half 2001 included net income of EUR 89 million on the sale of BNP securities.

6. CURRENT AND DEFERRED TAXES

Current and deferred taxes for first half 2002 are calculated based on an estimated effective rate for the full year, adjusted to take into account operations specific to the period.

For the first half-year, the effective tax rate is 23.5%. The difference between this and the standard French rate of 35.4% is mainly (14%) due to the impact of the share in net income of companies accounted for by the equity method (principally Nissan).

7. INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31. Consequently, the Renault Group consolidated financial statements for the first half-year of 2002 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2001 – March 31, 2002, after adjustments for the purposes of the Renault consolidation.

(In EUR million)	Net goodwill on acquisition	Share of net assets	Total
At December 31, 2001	732	4,555	5,287
First half 2002 net income	(21)	446	425
Acquisition of 7.6% of Nissan (note 2.1)	89	1,369	1,458
Dividend paid	–	(117)	(117)
Translation adjustments and other	–	46	46
At June 30, 2002 before neutralization of 44.4% of the capital increase reserved for Nissan	800	6,299	7,099
Neutralization of 44.4% of the Renault capital increase reserved for Nissan (note 2.1)	–	(962)	(962)
At June 30, 2002	**800**	**5,337**	**6,137**

A. Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements at March 31, 2002, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statements (key figures

(in billions of yen)	Year ended 31/03/2002	1st half-year 1/04/2001 – 30/09/2001	2nd half-year 1/10/2001 – 31/03/2002
Revenues	6,196.2	2,977.5	3,218.7
Operating income	489.2	188.8	300.4
Current income	414.7	160.3	254.4
Exceptional items	(50.5)	5.1	(55.6)
Pre-tax income			
Net income (in billions of yen)	**372.3**	**230.3**	**142.0**

Summarized balance sheets

(in billions of yen)	At March 31, 2002	At September 30, 2001
Property, plant and equipment	2,879	2,759
Other fixed assets	816	663
Other assets	3,240	2,764
Cash and cash equivalents	280	182
Total Assets (in billions of yen)	**7,215**	**6,368**
Shareholders' equity	1,620	1,159
Minority interests	78	76
Long-term financial liabilities	1,605	1,525
Other long-term liabilities	904	841
Short-term financial liabilities	1,425	1,284
Other liabilities	1,583	1,483
Total Shareholders' Equity and liabilities (in billions of yen)	**7,215**	**6,368**

B. Changes in restated shareholders' equity

(in billions of yen)	September 30, 2001	Half-year net income	Capital increase	Other changes	March 31, 2002
Shareholders' equity under Japanese GAAP after capital increase	1,159	142	221	98	1,620
Restatements for Renault Group requirements:					
– Restatement of fixed assets	843	(66) (a)	(102)	(1)	674
– Pension liabilities	(325)	12	(50)	–	(363)
– Dividend paid in May 2002	–	–	–	(34)	(34)
– Capitalization of research and development expenses	–	57 (b)	–	–	57
– Other restatements	(297)	(14)	20	(8)	(299)
– Total restatements	221	(11)	(132) (c)	(43)	35
Net assets restated for Renault Group requirements	1,380	131	89	55	1,655
Renault's share of net assets (before neutralization of 44.4% of the Renault capital increase reserved for Nissan)	36.8%				44.4%
– in billions of yen	509	50	158	18	735
– in millions of euros	4,555	446 (e)	1,369 (d)	(71) (f)	6,299

Before neutralization of 44.4% of the Renault capital increase reserved for Nissan, the restatements for Renault consolidation purposes for the first half of 2002 comprise the following:

(a) Inclusion by Renault of (24.6) billion yen corresponding to the expected loss on the sale of the Murayama industrial site, and (34.2) billion yen in adjustment of the gains on sales of land undertaken during the period. Renault determines gains and losses on sales by reference to the fair value of the assets sold, as measured upon the initial acquisition, whereas Nissan refers to the historical value as recorded in its accounts.

(b) Research and development expenses incurred over the half-year were capitalized, as described in note 1.1.

(c) For the purposes of the Nissan capital increase reserved for Renault, Nissan's identifiable assets and liabilities were restated to fair value. The resulting adjustments reflect the fall in the fair value between the first acquisition and March 1, 2002, mainly due to the decline in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.

(d) The impact of the acquisition of 7.6% of the capital of Nissan includes the share in net assets purchased: EUR 1,786 million, and the impact of the decrease in fair value of Nissan's identifiable assets and liabilities insofar as it concerns the 36.8% held since 1999: EUR (417) million.

(e) As of March 1, 2002, Renault's share in the net restated assets of Nissan is determined on the basis of a 44.4% investment.

(f) "Other changes" in euros mainly comprises changes in the translation adjustment.

C. Hedging of the investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

– On July 21, 1999 Renault undertook an initial partial hedge by issuing 7-year bonds totalling EUR 500 million. A foreign currency swap was undertaken to convert this issue into yen.

– On June 1, 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of December 15, 2000, renewed at that date until December 31, 2001 and subsequently to December 31, 2002. The Group intends to renew this contract until December 2003, and also entered into an interest rate swap with a completion date of December 15, for an identical nominal value.

– On September 27, 2001, Renault undertook an issue of 5-year bonds in Japan with total nominal value of 50 billion yen.

– On June 26, 2002, Renault undertook an issue of 7-year bonds with total nominal value of EUR 1 billion. A foreign currency swap was undertaken to convert this issue into yen.

– Also in June 2002, Renault concluded forward sales of yen with completion dates in July and September 2002, for a total value of 98.3 billion yen.

D. Operations between the Renault and Nissan Groups

The Renault and Nissan Groups have common strategies for vehicle and part development, purchasing, production and distribution resources.

The scope of this cooperation is due to expand progressively throughout the alliance, but did not generate any significant financial exchanges between the two groups in the first six months of 2002.

During first-half 2002, the main transactions between the two groups were the following:

– In vehicle manufacturing, Renault sells CKDs to Nissan's industrial subsidiaries in Mexico (the Clio) and Spain (the new Trafic). Since March 2002, Renault has also produced Nissan-badged Master vans, purchased by Nissan for sale through its own network.

– Renault and Nissan are continuing development of a second common platform dedicated to the C segment (mid-range vehicles), intended for the future Megane and Almera.

– In Brazil, Renault supplies Nissan with assembly services for its Frontier pick-up.

– Renault uses Nissan's V6-3.5 litre petrol engine for Vel Satis, and a Nissan 4-wheel drive unit for the Kangoo.

– Since late January 2002, Renault's Cacia plant in Portugal has been supplying ND6 gearboxes to Nissan's Sunderland plant in the UK: 10,000 gearboxes were delivered during the first six months of the year, the annual average being 50,000 units.

– Meanwhile, Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland and the Netherlands, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement.

8. INVESTMENT IN AB VOLVO ACCOUNTED FOR BY THE EQUITY METHOD

Details are as follows:

(in EUR million)	Net provisional goodwill	Share in net assets	Total
At December 31, 2001	(219)	1,688	1,469
Dividend paid	–	(77)	(77)
Net income, 1st half 2002 (a)	12	39	51
Translation adjustment	–	(11)	(11)
At June 30, 2002	(207)	1,639	1,432

(a) including capitalized research and development expenses, amounting to EUR 14 million net of tax.

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo in first half 2002 was 21.05%.

9. SHAREHOLDERS' EQUITY

Transactions concerning Renault SA share capital:

The Renault SA capital increase reserved for Nissan is described in note 2.1.

On April 2, 2002, as part of the continuing reinforcement of the Renault-Nissan Alliance, the French government sold part of its investment in Renault. In accordance with French law, 10% of the shares sold by the French state (corresponding to 3,337 thousand shares) were offered to employees and former employees of the Renault Group on June 26, 2002. On July 3, 2002, 2,169 thousand shares (before allocation of bonus shares) have been subscribed by employees. After this operation, the French government's share of Renault capital amounts to 25.91%.

Distributions

At the Annual General Shareholders' Meeting of April 26, 2002, it was decided to distribute EUR 257.6 million in dividends (EUR 0.92 per share), paid on May 15, 2002. This distribution includes the new shares created in the March 29, 2002 capital increase reserved for Nissan.

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity for first half 2002 amounted to EUR 235 million.

Treasury shares

In accordance with decisions approved at the General Shareholders' Meetings of May 10, 2001, June 10, 1999 and June 11, 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group executives and managers. In compliance with French accounting regulations, these shares are recorded under Marketable Securities at a net value of EUR 334 million at June 30, 2002 (EUR 282 million at December 31, 2001). Under IASB standards, these shares would be recorded as a charge against shareholders' equity.

Earnings per share

The weighted average number for the first half year 2002 includes shares created by the capital increase reserved for Nissan, after neutralization of the portion corresponding to Renault's percentage holding in Nissan.

10. INTEREST-BEARING BORROWINGS

On June 26, 2002, Renault SA undertook a 7-year bond issue with total nominal value of EUR 1 billion.

Renault Crédit International also undertook two bond issues during the first half of 2002, for total value of EUR 950 million, comprising:

- 2-year bond issue, with nominal value of EUR 200 million;
- 6-year bond issue, with nominal value of EUR 750 million.

Renault Crédit International redeemed bonds that had matured for a total of EUR 350 million.

11.NET FINANCIAL INDEBTEDNESS (excluding sales financing)

(in EUR million)	June 30, 2002	December 31, 2001
Redeemable shares	342	324
Bonds	3,583	2,646
Other interest-bearing debts	5,185	4,956
Investment loans	(2,036)	(2,037)
Treasury stock	(334)	(282)
Other marketable securities	(55)	(103)
Cash and cash equivalents	(4,058)	(1,577)
Net financial indebtedness	**2,627**	**3,927**

Total trade receivables permanently assigned to non-Group banks by the Automobile Division amounted to EUR 160 million at June 30, 2002 (EUR 323 million at December 31, 2001).

12. OTHER INFORMATION

A. Guyancourt Technocentre

In March 1995, the Group signed an agreement with a group of investors under which the Technocentre, a single site combining Renault new-vehicle research and development units, would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leased the centre to Renault at prevailing market rents under a lease expiring at the end of 2010. The agreement gave Renault the option to acquire the Technocentre at its initiative, at any time between 2000 and 2010.

This agreement was renegotiated during the first half of 2002, when a further investment was made for the construction of the second stage of the Technocentre complex, due to be completed in late 2002. Under the terms of the new agreement, concluded on June 25, 2002:

– Renault withdrew from the real estate company by selling its 15% of shares to the group of investors (this has no significant impact on the Renault financial statements), and the advances previously made by Renault to the real estate company have been repaid.

– la new 1 1/2-year lease was signed at market prices, resulting in an annual saving on rental of approximately EUR 15 million. The undiscounted rental fee for the remaining period is estimated to EUR 1,008 million.

– Renault has the option to acquire the Technocentre at the end of 2007 or 2009, or upon expiry of the final year of the lease (in 2013), at market prices for the date the option is exercised.

These operations have had a favorable overall effect on the Group's net financial indebtedness of EUR 203 million.

B. Vehicle transfers within the EC

At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision.

C. The Renault Véhicules Industriels / Volvo operation

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault has therefore established a provision by adjusting the capital gain recorded on the transfer. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position. There were no new developments in connection with this matter in the first half of 2002.

D. End-of-life vehicles

Under a new EC directive, vehicle manufacturers will be obliged from 2007 to dispose of vehicles no longer fit for use free of charge to the last owner. The conditions for implementation of this directive will be defined in the individual laws of each country.

At June 30, 2002, the situation was as follows:

– The EC directive has been incorporated into national regulations in Germany and the Netherlands. Renault has established a provision, based on the present value of the estimated cost of disposal in 2006, for all vehicles currently on the road sold between 1996 and the date of application of the law in each country. The provision amounts to EUR 27 million, and is included in "Other operating income and expenses" (note 4).

– There were no new developments concerning this directive in other EC countries during the first half of 2002, the possible commitments for the manufacturer cannot yet be measured.

– As far as France is concerned, Renault nevertheless believes that the manufacturers will not bear any significant residual cost due to expected improvements of the recycling organization.

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Period from 1 January to 30 June 2002

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Renault SA, covering the period from 1 January to 30 June 2002 and verified the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

Except as discussed in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

The half year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half year consolidated condensed financial statements of Renault SA, were not reviewed by AB Volvo auditors in the absence of requirements for such interim financial statements in Sweden.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 June 2002 and of the results of its operations for the six month period then ended.

Without qualifying the conclusion expressed above, we draw attention to Note 1.1 to the consolidated condensed financial statements which describe the change in accounting principles resulting from the recognition of development costs as intangible assets.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review.

Except for any potential effects of the matter described above, we have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris, 26 July 2002

Les Commissaires aux Comptes

ERNST & YOUNG - Audit	DELOITTE TOUCHE TOHMATSU
Dominique THOUVENIN	Olivier AZIÈRES

RENAULT

Investor Relations Department – Accounting Department – 27-33, quai Le Gallo – F – 92512 BOULOGNE BILLANCOURT CEDEX – Tel.: +33 (0)1.41.04.04.04
http://www.renault.com

RENAULT information financière
financial information

03 DEC -2 AM 7:21

Exhibit B.5

Earnings report

First half 2001

HIGHLIGHTS AND KEY FIGURES

- Highlight: As a result of the final agreement between Renault and AB Volvo, signed on January 2, 2001, Renault V.I./Mack was deconsolidated. Renault's 21.05% interest in the AB Volvo Group has been accounted for by the equity method in the Renault Group's consolidated financial statements for first-half 2001. Information relating to first-half 2000 and fiscal year 2000 has been adjusted on a pro forma basis.
- Group sales worldwide: 1.26 million passenger cars and light commercial vehicles, representing a decline of 0.7%, reflecting a 3.3% drop in sales in Western Europe (1 million units) and growth of 11.3% in the rest of the world.
- Renault's performance in Western Europe: Leading brand for passenger cars and light commercial vehicles, with a market share of 10.9% (versus 11.1% at June 30, 2000).
- Group revenues: EUR 18,832 million, up 5.6% on a consistent basis.
- Consolidated Group operating margin: EUR 304 million, or 1.6% of revenues, versus 6% for first-half 2000, based on pro forma financial statements.
- Renault net income: EUR 779 million (EUR 233 million for first-half 2000), corresponding to earnings per share of EUR 3.25.

OVERVIEW

In an economic environment less buoyant than in first-half 2000, worldwide sales for the Renault Group fell by 0.7%. This drop was due to the 1.8% decline in the Western European market and a sharp fall in the markets of Turkey (down 66.5%) and Argentina (down 40.3%). The 3.3% drop in sales volumes in Western Europe can also be attributed to the levelling-off of sales in the first quarter, prompted by adverse product-renewal cycles. In the second quarter, Renault's market share was stable compared with the same period in 2000. Outside Western Europe, Renault gained market share in Central Europe, Turkey and Latin America and benefited from a rebound in sales at Renault Samsung Motors.

Group revenues rose 5.6% on a consistent basis on the back of sales performance outside Western Europe and an improved product mix in Europe. The drop in operating margin was due on the one hand to known factors, such as our product renewal cycle (inferring notably an increase in R&D expenditure) and the cost of deploying the Group's international strategy, and on the other to new factors linked to the crisis in Turkey and Argentina, the difficult start of the year in Europe, and the delayed ramp-up in Laguna II production.

Renault's net income increased significantly in first-half 2001 thanks to capital gains on the disposal of assets and the impact of Nissan's recovery.

The Alliance continued to progress via three major new developments: the creation of a joint purchasing organization, the launch of a second common platform and the marketing and production of New Trafic by Nissan. These developments represent key structural steps towards the formation of a bi-national group and are signs of a promising future for the company.

OUTLOOK

In second-half 2001, Renault expects sales growth to pick up in Europe thanks to the success of Laguna II, the market introduction of New Clio, New Trafic and Avantime and a renewed range of diesel engines. Furthermore, cost reduction should gather pace in second-half 2001. Against this backdrop, operating margin should increase significantly on first-half figures.

For the year as a whole, net income should post solid growth over 2000, given Nissan's recovery and capital gains from the disposal of assets.

RENAULT-NISSAN ALLIANCE – MAJOR DEVELOPMENTS

In addition to previously announced collaborative projects, the Alliance gave rise to further developments in first-half 2001 and was bolstered by Nissan's faster-than-expected recovery.

- **Platforms:** In February 2001, the Alliance announced the development of a **second common platform (C segment)** for the future Mégane and Almera models. The aim is to produce 2 million vehicles annually on the C platform in five years, in addition to the 1.7 million vehicles to be produced per year on the B platform. In total, vehicles assembled on these two platforms should ultimately account for over 50% of future Renault and Nissan production volumes.

- **Purchasing:** The implementation of a common purchasing strategy on a global scale led to the creation, in April 2001, of a joint venture: the **Renault Nissan Purchasing Organization** (RNPO). Equally owned by Renault and Nissan, RNPO accounts for 30% of annual Renault and Nissan purchases worldwide (or $14.5 billion). In the longer term, it should handle up to 70%.

- **Light commercial vehicles:** In March 2001, the Alliance announced that the "New Trafic" X83 compact van, developed jointly by Renault and General Motors Europe, would be marketed by Nissan from mid-2002 and produced at Nissan's Barcelona plant from the end of 2002.

- **Nissan's recovery:** The consolidated results published by Nissan in May 2001 for financial year 2000 showed a net profit after tax of JPY 331.1 billion, versus a net loss of JPY 684.4 billion the previous year. Nissan's consolidated operating margin amounted to 4.75% of revenues. Consolidated net financial indebtedness of automobile activities decreased by almost one-third over financial year 1999, to JPY 953 billion.

- **Positive contribution by Nissan to Renault's results:** After restating and amortizing EUR 21 million of goodwill for the first half-year, Nissan's earnings were reflected in Renault's financial statements for first-half 2001 by a positive contribution of EUR 273 million, compared with a negative contribution of EUR 397 million for the same period in 2000.

DEPLOYMENT OF RENAULT STRATEGY IN FIRST-HALF 2001

■ Innovation

New Clio, launched in June, benefited from radical restyling and technological enhancements, in particular, the 1.5 dCi engines. New Clio should strengthen its positioning among the segment leaders in Europe and take more than 3% of the total market. In the D segment, the hatchback and estate versions of **Laguna II** were phased in from January. Demand was strong and the order book at end-June stood at over 150,000 cars.

At the same time, Renault continued to develop its **range of engines and transmissions.** To meet increasing demand for diesel vehicles, Renault is renewing its range of diesel engines and planning to boost production capacity from 850,000 units in 2000 to 1.4 million units by year end. As a result, the proportion of diesel engines in total Renault sales in Europe increased to 36.1% at end-May 2001 from 32.7% at end-December 2000 and 31.4% at end-May 2000.

New Clio is thus inaugurating a new generation of **1.5 dCi** engines, presently available in a 65bhp version, with an 80bhp to follow. With an innovative high-pressure diesel-injection system, these engines have the lowest fuel consumption and emissions levels (only 115g of CO_2/km) on the market. Based on the **1.9 dCi** engine, Laguna II's common-rail turbodiesel engine is available in two versions – 110 and 120bhp – and comes with the 6-speed manual gearbox. In the second half-year, two other versions will be added to the range: the 100bhp 1.9 dCi engine with 5-speed manual gearbox and the 110bhp 1.9 dCi unit with Proactive automatic transmission. The new 2001 Kangoo Generation range will also feature numerous improvements from July 2001, as well as a 4x4 SUV version, available in September 2001, that will come with a 95bhp 1.6-litre 16V engine. From the end of 2001, Kangoo 4x4 will be fitted with an 80bhp 1.9-litre dCi common-rail turbodiesel unit. Third-generation Twingo, launched at the end of 2000 with a new 75bhp 1.2-litre 16V petrol engine, has benefited since April 2001 from the Quickshift 5 robotized gearbox, which combines the advantages of a manual gearbox and automatic transmission.

Renault is also strengthening automobile fundamentals. **With regard to safety,** in March 2001, Euro NCAP awarded a four-star rating to Scenic, placing it among the safest vehicles in its category. Laguna II is the first vehicle, and to date the only vehicle on the market, all segments combined, to earn five stars – the highest possible rating. These awards are further evidence that Renault's range complies with the highest safety standards.

■ Cost reduction: launch of the second three-year plan (2001-2003)

Renault's new cost-reduction plan aims to save EUR 3 billion over three years on a consistent basis with 2000. The company has implemented the necessary measures to meet its targets

■ New Distribution Project, network reengineering and e-commerce strategy

Renault is pursuing its New Distribution Project, which aims to cut vehicle delivery times to two weeks (except during vehicle launch phases) from the customer order to final delivery, while improving the version mix. At the same time, Renault is continuing to overhaul its sales network. It has accelerated its e-commerce strategy, putting a new generation of e-commerce websites online in France, Germany and the UK in April 2001. Other websites will be created gradually in the other countries where Renault is represented commercially.

■ International development and strengthening of the Samsung and Dacia brands

Renault continued its international expansion in the first six months of 2001. The company made rapid progress in **Brazil,** where it inaugurated three powertrain machining lines in late May 2001, which will boost output from 280,000 to 400,000 engines per year and raise local content from 60% to 80%. The new plant, which is located in the Ayrton Senna complex, produces two engine families: the 1.6 16V and 1.0 16V engines, which power Scenic, Clio and the Clio three-box version manufactured in Brazil. The Renault plant in Curitiba produced its 100,000th vehicle in April 2001, meaning that Renault has become the fifth-largest carmaker on the local market in just over two years.

Moreover, Renault has strengthened the two brands – Dacia of Romania and Samsung of Korea – that it acquired in 1999 and 2000. At the beginning of 2001, **Renault Samsung Motors** presented its development strategy which, in particular, calls for the launch of a second model in second-half 2002 and for a sharp increase in sales volumes, thanks to a broader product range. Renault's plan to strengthen **Dacia** – in which Renault holds a 92.7% stake, following a further capital increase in June – is already being implemented. The plan focuses on three key areas: modernization of the Pitesti plant and sales network, range renewal, with the launch of SuperNova in late 2000, and the project to market a modern, reliable, entry-level vehicle for emerging markets in 2004.

PRINCIPAL AGREEMENTS IN FIRST-HALF 2001

■ Agreement with Volvo finalized in the truck sector

On January 2, 2001, Renault and Volvo finalized their agreement on truck operations. Since this date, AB Volvo has been carried under the equity method in the Renault Group's consolidated financial statements. At June 30, 2001, Renault held 21.05% of the capital and voting rights of AB Volvo, compared with 20% at January 2, 2001. At the Annual General Meeting of Shareholders of AB Volvo, held on April 25, 2001, AB Volvo's Board of Directors approved the appointments of Louis Schweitzer, Chairman and CEO of Renault, and Patrick Faure, Executive Vice President of Renault.

■ Plan to transfer Renault's holdings in Irisbus to Iveco

In May 2001, Renault and Iveco announced the project whereby Iveco would acquire Renault's 50% equity interest in Irisbus Holding. The transfer of Renault's stake in Irisbus Holding to Iveco should take place in two stages: 15% would be transferred when the final agreement is signed and the remaining 35% handed over on December 31, 2002. Irisbus Holding would retain its rights to use the Renault brand name for a further four years. This agreement is subject to the approval of the relevant competition authorities in the European Union.

■ Agreement concerning the acquisition of CAT – Compagnie d'Affrètement et de Transport, a logistics subsidiary of the Renault Group – by Albateam

On July 17, 2001, Renault, Autologic Holding plc, TNT (TPG Group) and Wallenius Lines signed an agreement, which led to the sale of 100% of CAT France shares and voting rights held by Renault S.A. to Albateam for EUR 467.4 million, of which EUR 430 million was paid on the signing of the final agreement and EUR 37.4 million paid in Albateam shares. Following this transaction, Renault held a 20% equity stake in Albateam. This agreement will be recorded in the financial statements for second-half 2001.

SALES PERFORMANCE

Automobile Division:

- **In first-half 2001, the worldwide sales[1] of the Renault Group (including Samsung and Dacia sales of 54,110 vehicles) amounted to 1.26 million units, a decline of 0.7% over first-half 2000.**
- **Renault sold more than 1.2 million Renault-badged vehicles in the January-June 2001 period, down 3.3% due to market slumps – a slowdown in Europe and economic crises in Argentina and Turkey – and a levelling-off of Renault sales in Western Europe as a result of the product renewal cycle.**
- **In Western Europe, Renault retained its position as leader in the passenger car and LCV market, with market share of 10.9%, versus 11.1% at the end of June 2000.**
- **Outside Western Europe, Renault pursued its strategy of international expansion and increased market share in Central Europe, Turkey and Latin America.**

Finance Division:

- **Average loans outstanding from sales financing companies rose by 2.2% and exceeded the EUR 17 billion mark at June 30, 2001.**

AUTOMOBILE DIVISION

Worldwide sales[1] for the Renault Group – which for the first time included the sales of Renault Samsung Motors – were down by 0.7% over the first six months of the year. Sales outside Western Europe now account for 20% of the total, compared with less than 18% in first-half 2000.

First half	2000[3]	2001[3]	Change
	Renault		
Western Europe	**1,043,583**	**1,009,020**	**– 3.3%**
Central and Eastern Europe	100,992	79,787	– 21.0%
Mercosur	58,449	62,949	7.7%
Rest of the world	43,224	53,347	23.4%
Worldwide (excl. Western Europe)	**202,665**	**196,083**	**– 3.2%**
Total RENAULT	**1,246,248**	**1,205,103**	**– 3.3%**
	Dacia		
Total DACIA	**22,150**	**24,860**	**12.2%**
	Samsung		
Total SAMSUNG		**29,250**	**n.s.**
WORLDWIDE GROUP SALES	**1,268,398**	**1,259,213**	**– 0.7%**
– o/w passenger cars	1,094,909	1,089,952	– 0.5%
– o/w light commercial vehicles	173,489	169,261	– 2.4%
Worldwide Group sales			
– in Western Europe	**1,043,583**	**1,009,020**	**– 3.3%**
– outside Western Europe	**224,815**	**250,193**	**+ 11.3%**

(1) The term "sales" includes registrations[2] of new vehicles plus invoicing for certain geographic areas. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

(2) Plus sales of 17,704 unregistered vehicles at the end of June 2001 (against 18,603 for the same period in 2000).

(3) Preliminary figures.

Worldwide sales of the Renault brand during the first six months of 2001 totalled 1,205,103 passenger cars and LCVs against 1,246,248 for the same period in 2000. This 3.3% drop was due to a decline in sales in Western Europe (down 3.3%) and outside Western Europe (down 3.2%).

In Western Europe, Renault was again the leading brand on the passenger car and light commercial vehicle market, with a market share of 10.9%, versus 11.1% at the end of June 2000. However, total sales for the brand – which amounted to 1,009,020 units for first-half 2001 – were down from 1,043,583 for the same period in 2000.

This decline was due to the slowdown in the European market – off 1.8% at the end of June 2001 – and a levelling-off of Renault's market share.

■ Renault took a 10.4% share, versus a total 10.7% in the January-June 2000 period, of the **passenger car market,** which contracted by 1.5%. This 0.3-point decline was due to a particularly unfavourable product cycle early in the year with the delayed launch of Laguna, the introduction in late March of a new Scénic phase and fiercer competition in Megane's segment. In the second quarter, Renault limited its decline thanks to the ramp-up of Laguna II production and a rebound in Megane Scenic sales, despite the unfavourable impact of the transition phase for New Clio. Furthermore, the phasing out of Safrane production adversely affected sales performance.

In France, Renault retained its position as market leader but saw its market share fall to 26.9% from 28.8% at end June 2000. The market remained buoyant and grew by 6.8%. Four Renault models were among the top six best-selling vehicles: Megane, Clio, Laguna and Twingo.

On the **German** market, which declined by 2.9%, Renault was hit by the downturn in the former East Germany, where it has a stronger presence, and by the late introduction of Laguna. The company took 5.6% of the market in the first half-year (against 6.2% in 2000) and registrations fell by 11.6%.

In Italy, sales were significantly influenced by the fact that many customers were waiting for New Clio to be launched. Market share fell by 0.2 of a point to 7% (down from 7.2% in 2000) in a market that registered slight growth. Renault's market share also levelled off in the **United Kingdom** and in **Spain**. However, the company was market leader in **Belgium-Luxembourg**, where it took a 13.1% market share (up from 11.4% at the end of June 2000), and made progress in the **Netherlands** (9.4%, versus 9.3% in June 2000).

■ In the **light commercial vehicle market,** which declined by 4.4%, Renault continued to make progress, taking a market share of 15%, up from 14.1% at the end of June 2000. The brand remained market leader, thanks to the success of Kangoo (up 20.8%) and Master (up 8.1%).

Outside Western Europe, Renault's sales of **passenger cars and light commercial vehicles** for first-half 2001 amounted to 196,083 vehicles, versus 202,665 units in 2000. This decline was due to the slump in markets where Renault has a strong presence, such as Turkey (down 66.5%) and Argentina (down 40.3%). These downturns were not offset by good sales performances in the following target markets:

- **In Central Europe,** in a difficult economic environment which saw the Polish market plummet by 31.2%, Renault achieved a record market share of 9.7%, compared with 7.1% for the same period in 2000. This was due, in particular, to the sales success of Thalia, the Clio three-box version.
- **In Turkey,** Renault retained its position as market leader, taking a 24.7% share of the automobile market (versus 20.6% in the first half of 2000) thanks to the increased market shares of Megane, Kangoo and Laguna. The collapse of the Turkish market, however, caused unit sales to fall by more than 32,000 vehicles compared with the same period in 2000.

- Similarly, in **Argentina,** Renault consolidated its position as the top brand with a market share of 18.9% (versus 17.3% over the same period in 2000).This was mainly due to the success of Clio (up 9.9%), but it did not offset the market slump: automobiles sales fell by more than 11,000 units to 20,649 units.
- In a buoyant **Brazilian** market (growth of 26.6%), Renault increased market share from 3.7% to 4.8%. Sales were up by more than 60% to 39,649 vehicles, owing to the success of Clio, Mégane and Kangoo.

At the end of June 2001, **Dacia** recorded a 12.2% increase in sales of **passenger cars and light commercial vehicles** in Romania to 24,860 units.This was mainly due to the success of SuperNova, a mid-range vehicle equipped with a Renault engine and gearbox, which was launched at the end of 2000.

By the end of June 2001, **Renault Samsung Motors** had sold 29,250 SM5 units in South Korea, which represented 5.6% of the local carmakers' market. The SM5 was increasingly successful over the first half-year. Fewer than 3,700 units were sold in January, whereas nearly 7,100 units were sold in June. The vehicle took an 18.8% market share in its segment over the first six months of the year and 25.5% in the month of June 2001 alone.

FINANCE DIVISION

Average loans outstanding from sales financing companies amounted to EUR 17,069 million on June 30, 2001, up 2.2% (versus EUR 16,705 million at June 30, 2000). Credits outstanding for the sales network, in particular, increased substantially (up 7%). The launch at the beginning of 2001 of the New Deal – a customized financing and services solution for individual car buyers – allowed Renault to speed up vehicle renewal cycles. At the end of June 2001, RCI was financing 29.4% of new Renault vehicles in Western Europe – roughly the same proportion as in end-June 2000.

STATISTICS

MAIN RENAULT MARKETS

Registrations and market share (*)

Passenger cars	First half 2000 units	First half 2000 as a %	First half 2001 units	First half 2001 as a %
France	325,101	28.8%	323,483	26.9%
Germany	112,282	6.2%	99,274	5.6%
United Kindgom	89,983	7.4%	89,822	7.1%
Italy	100,929	7.2%	98,922	7.0%
Spain	99,013	13.0%	95,057	12.3%
Belgium / Luxembourg	39,883	11.4%	40,939	13.1%
The Netherlands	34,604	9.3%	29,455	9.4%
Other countries in Western Europe	79,834	6.7%	69,357	6.5%
Western Europe	**881,629**	**10.7%**	**846,309**	**10.4%**
Poland	16,322	5.9%	14,505	7.6%
Central Europe (*)	**38,967**	**7.2%**	**47,314**	**10.0%**
Argentina	25,825	17.6%	16,859	20.1%
Brazil (*)	23,565	4.3%	38,631	5.4%
Turkey (*)	49,457	24.6%	19,203	30.1%
Light commercial vehicles				
France	75,934	34.3%	77,852	34.3%
Germany	8,108	7.4%	8,479	8.0%
United Kindgom	6,439	5.1%	8,097	6.3%
Italy	9,699	8.8%	7,419	7.4%
Spain	19,819	12.3%	20,388	13.5%
Belgium / Luxembourg	4,959	14.7%	5,801	15.2%
The Netherlands	4,181	7.4%	4,152	8.5%
Other countries in Western Europe	14,212	7.3%	12,819	7.6%
Western Europe	**143,351**	**14.1%**	**145,007**	**15.0%**
Poland	1,022	5.9%	810	6.8%
Central Europe (*)	**3,253**	**6.9%**	**2,989**	**6.8%**
Argentina	5,889	15.9%	3,790	14.9%
Brazil (*)	1,009	1.0%	1,018	0.9%
Turkey (*)	4,441	7.4%	2,451	10.3%
Passenger cars and light commercial vehicles				
France	401,035	29.7%	401,335	28.0%
Germany	120,390	6.3%	107,753	5.8%
United Kindgom	96,422	7.2%	97,919	7.0%
Italy	110,628	7.3%	106,341	7.0%
Spain	118,832	12.9%	115,445	12.5%
Belgium / Luxembourg	44,842	11.7%	46,740	13.3%
The Netherlands	38,785	9.1%	33,607	9.3%
Other countries in Western Europe	94,046	6.8%	82,176	6.7%
Western Europe	**1,024,980**	**11.1%**	**991,316**	**10.9%**
Poland	17,344	5.9%	15,315	7.5%
Central Europe (*)	**42,220**	**7.1%**	**50,303**	**9.7%**
Argentina	31,714	17.3%	20,649	18.9%
Brazil (*)	24,574	3.7%	39,649	4.8%
Turkey (*)	53,898	20.6%	21,654	24.7%

(*) Based on data supplied by official bodies or manufacturers.

DACIA AND SAMSUNG MARKETS

Registrations and market share	First half 2000 units	First half 2000 as a %	First half 2001 units	First half 2001 as a %
DACIA - Romania **(cars and LCVs)** (**)	22,150	61.0%	24,860	60.7%
SAMSUNG - South Korea (cars) (***)	–	–	29,250	5.6%

(**) Based on the most recent APIA (Romanian association of car manufacturers and importers) data.
(***) Share of the local carmakers' market.

RENAULT – NEW CAR REGISTRATIONS IN WESTERN EUROPE BY MODEL

Passenger cars and light commercial vehicles	First half 2000	First half 2001
Twingo	90,391	95,585
Clio	285,210	278,290
Mégane	363,059	323,179
Laguna	93,611	107,766
Safrane	9,024	956
Espace	37,015	37,664
Express	7,645	112
Kangoo	98,745	107,743
Trafic	4,973	687
Master 2	31,230	34,313
Mascott	3,863	4,522
Other models (Spider, Messenger(B), etc.)	214	499
Total new car registrations in Europe	**1,024,980**	**991,316**

RENAULT WORLDWIDE PRODUCTION – BY MODEL

Passenger cars	First half 2000	First half 2001
Twingo	104,956	94,212
Clio	339,993	353,330
Kangoo	72,402	63,048
Renault 19	17,737	3,690
Mégane	442,253	382,663
Laguna	103,896	1
Laguna 2	243	136,089
Safrane	10,772	2
Espace	37,162	34,986
Avantime	–	145
Other models (Vel Satis, etc.)	136	98
Total passenger cars	**1,129,550**	**1,068,264**
Light commercial vehicles		
Express	11,911	2,316
Kangoo Express	64,756	71,922
Twingo Utility	1,344	1,121
Clio Utility	26,843	47,332
Mégane Utility	4,794	3,495
Trafic	7,266	1,701
Master 2	47,528	51,600
Mascott	4,286	6,398
Total light commercial vehicles	**168,728**	**185,885**
Total worldwide production	**1,298,278**	**1,254,149**

GROUP RESULTS AND BREAKDOWN BY DIVISION

- **The Group's consolidated revenues amounted to EUR 18.8 billion, up 5.6% on first-half 2000 on a consistent basis.**
- **Operating margin came to EUR 304 million, or 1.6% of revenues, versus 6% for first-half 2000, based on pro forma financial statements.**
- **Other operating income and expenses showed EUR 281 million and included capital gains of EUR 335 million from the sale of Renault V.I. shares.**
- **Nissan Motor contributed EUR 273 million to Renault's 2001 first-half results, versus a negative contribution of EUR 397 million for the same period in 2000.**
- **Renault's net income totalled EUR 779 million, compared with EUR 233 million for first-half 2000.**
- **The Group's cash flow was EUR 1,254 million.**

Group **revenues** in the first half of 2001 were up 5.6% on a consistent basis to EUR 18,832 million.

- The **Automobile Division's** revenues came to EUR 17,585 million, up 4.9%, on account of sales performance outside Western Europe and an improved product mix in Europe.
- The **Finance Division** contributed EUR 896 million to Group revenues, representing a 10.1% like-for-like gain on the previous year. This improvement was mainly due to a 2.2% increase in average loans outstanding and higher interest rates.

Contribution to Group revenues by Division

(EUR million)	2000 restated[(1)]			2001			2001/2000 change		
	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half
Automobile	8,537	8,224	16,761	8,463	9,122	17,585	– 0.9%	+ 10.9%	+ 4.9%
Finance	397	417	814	438	458	896	+ 10.3%	+ 9.8%	+ 10.1%
Other	112	148	260	162	189	351	+ 44.6%	+ 27.7%	+ 3.5%
Total	**9,046**	**8,789**	**17,835**	**9,063**	**9,769**	**18,832**	**+ 0.2%**	**+ 11.2%**	**+ 5.6%**

(1) For comparison purposes, 2000 figures have been adjusted to a basis consistent with 2001 figures. The main change stems from the deconsolidation of Renault V.I. resulting from the acquisition of Renault V.I. by Volvo, which took effect on January 2, 2001. Consequently, the Commercial Vehicles Division no longer exists. Henceforth, figures for Irisbus are included in "Other".

Group operating margin for first-half 2001 amounted to EUR 304 million, or 1.6% of revenues, versus 6% for the first half of 2000 (pro forma).

Contribution to Group operating margin by Division

(EUR million)	1st half 2000 pro forma(1)	2nd half 2000 pro forma(1)	Year 2000 pro forma(1)	1st half 2001	1st half 2001/ 1st half 2000 change
Automobile	910	664	1,574	163	– 82.1%
% of revenues	5.5%	4.4%	4.9%	0.9%	
Finance	142	121	263	137	– 3.5%
% of revenues	17.4%	14.2%	15.8%	15.3%	
Other	1	5	6	4	n.s.
% of revenues	0.4%	1.4%	1.0%	1.1%	
Total	**1,053**	**790**	**1,843**	**304**	**– 71.1%**
% of revenues	**6.0%**	**4.8%**	**5.4%**	**1.6%**	

(1) The pro forma figures only take into account the deconsolidation of Renault V.I.

The sharp drop in the **Automobile Division's** contibution to operating margin was due:

- on the one hand to known factors, such as our product renewal cycle (inferring notably an increase in R&D expenditure) and the cost of deploying the Group's international strategy,
- and on the other to new factors linked to the crisis in Turkey and Argentina, the difficult start of the year in Europe, and the delayed ramp-up in Laguna II production.

R&D expenditure for the Group increased by EUR 130 million (13.9%) to EUR 1,063 million, equivalent to 5.6% of revenues, versus EUR 933 million (pro forma) in first-half 2000 (5.3% of revenues). The increase in expenditure was mainly due to the current renewal of the range and international expansion of activities (Brazil, Samsung and Dacia).

Other operating income and expenses showed a positive balance of EUR 281 million, compared with a EUR 112 million expense for first-half 2000 (pro forma). This income stemmed from capital gains on the sale of Renault V.I. to Volvo for EUR 335 million(2). Expenses included restructuring costs of EUR 32 million.

After recognition of operating income and expenses, the Group's **net operating income** came to EUR 585 million, versus EUR 941 million in first-half 2000, based on pro forma figures.

Net financial income was EUR 86 million, versus a net expense of EUR 28 million for first-half 2000. This change was mainly due to capital gains of EUR 89 million on the sale of BNP Paribas shares.

At June 30, 2001, Renault's share in the **net income of equity affiliates** was a positive EUR 233 million, versus a negative EUR 379 million on the same date in 2000.

- Renault benefited from Nissan's recovery. Nissan Motor's contribution to Renault's 2001 first-half results under the equity method was a positive EUR 273 million, versus a negative EUR 397 million for the same period in 2000 *(see Note 6 to the consolidated financial statements, page 22)*.

(2) In 2001, Renault and Volvo entered into arbitration on the interpretation of the transfer agreement of Renault Véhicules Industriels shares, which could result in a reduction of the value of the transfer. On June 30, 2001 Renault established a provision relating to this arbitration procedure. Renault believes that the outcome of this arbitration will not have a material effect on its financial situation.

- Renault's 21.05% interest in the AB Volvo Group has been carried under the equity method in the Renault Group's consolidated financial statements, giving rise to income of EUR 7 million. *(See Note 7 to the consolidated financial statements, page 23)*

- Equity accounting applied to other Group companies (principally Mais, Teksid and Sofasa) resulted in a loss for Renault of EUR 47 million at June 30, 2001, compared with a profit of EUR 18 million at June 30, 2000. This loss was mainly due to the economic crisis in Turkey.

At June 30, 2001, **current and deferred tax** represented a net charge of EUR 131 million, compared with a net charge of EUR 405 million for the same period in 2000. The effective tax rate was 14.5%. The difference with respect to the French standard tax rate of 36.4% can be explained, in particular, by the recognition of income that did not create a tax liability (long-term capital gains from disposals offset against capital losses to be carried forward and the share in the net income of equity affiliates).

Renault's **net income** for first-half 2001 came to EUR 779 million, compared with EUR 233 million for first-half 2000. Earnings per share were EUR 3.25, compared with EUR 0.97 in first-half 2000.

In the first half of 2001, Renault generated **cash flow** of EUR 1,254 million, versus a pro forma first-half figure of EUR 1,553 million in 2000. For the first time, the figure included inflows of dividends paid by Nissan, to the amount of EUR 99 million.

Purchases of property, plant and equipment and intangibles, net of disposals, remained high and came to EUR 1,286 million at June 30, 2001, or 6.8% of revenues, compared with EUR 1,051 million at June 30, 2000 (based on pro forma figures). This high level was mainly due to the company's product-renewal cycles, the creation of flexible production facilities for engines and the Group's international expansion.

Net disposals of acquisitions of investments came to EUR 224 million, after recognizing dividends of EUR 77 million paid to Renault by Volvo.

Stockholders' equity increased by EUR 289 million and totalled EUR 9,941 million at June 30, 2001, versus EUR 9,652 million at December 31, 2000.

Net financial indebtedness of industrial and commercial activities fell over the first six months of the year. It came to EUR 4,456 million, and included redeemable shares of EUR 318 million, versus EUR 4,793 million at December 31, 2000.

Renault Group condensed consolidated half-year financial statements for the period ended June 30, 2001

RENAULT GROUP CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2001

Condensed Consolidated Income Statement (in EUR million)	**6 months ended June 30, 2001**	**6 months ended June 30, 2000**	**Year ended December 31, 2000**
Sales of goods and services	17,978	19,991	38,583
Sales financing revenues	854	781	1,592
Revenues	**18,832**	**20,772**	**40,175**
Costs of goods and services sold	(14,434)	(15,550)	(30,214)
Costs of sales financing	(580)	(510)	(1,053)
Research and development expenditure	(1,063)	(1,038)	(2,048)
Selling, general and administrative expenses	(2,451)	(2,528)	(4,838)
Operating margin	**304**	**1,146**	**2,022**
Income from disposal of Renault V.I. (note 2)	335	–	–
Other operating income and expenses (note 3)	(54)	(122)	(319)
Net Operating income	**585**	**1,024**	**1,703**
Net financial income/(expense) (note 4)	86	(28)	(69)
Share in Nissan Motor net income (note 6)	273	(397)	56
Share in AB Volvo net income (note 7)	7	-	-
Share in net income/(loss) of other equity affiliates	(47)	18	33
Group pre-tax net income	**904**	**617**	**1,723**
Current and deferred tax (note 5)	(131)	(405)	(649)
Group net income	**773**	**212**	**1,074**
Minority interests	6	21	6
Renault net income	**779**	**233**	**1,080**
Earnings per share (in EUR)	**3.25**	**0.97**	**4.50**

The final agreement signed on January 2, 2001 between Renault and AB Volvo resulted in the transfer of 100% of Renault V.I. shares and voting rights held by Renault to AB Volvo and the transfer of 15% of AB Volvo shares and voting rights to Renault S.A. In addition, Renault acquired 5% of AB Volvo shares on the stock market. This transaction described in Note 2 resulted in the deconsolidation of the Renault V.I. Group and the equity accounting of the AB Volvo Group, which includes the Renault V.I. Group. The principal consolidated first-half 2000 and fiscal year 2000 proforma income statement, balance sheet and cash flow headings are presented in note 2.3.

Condensed Consolidated Balance Sheet (in EUR million)	June 30, 2001	December 31, 2000
Assets		
Intangible and tangible assets	9,936	11,326
Investments in equity affiliates	6,926	5,540
– Nissan Motor (note 6)	*5,108*	*5,156*
– AB Volvo (note 7)	*1,525*	*–*
– Other equity affiliates	*293*	*384*
Other long-term investments and financial assets	537	1,110
Deferred tax assets	1,225	1,669
Inventories	5,613	5,996
Sales financing receivables	16,645	15,513
Trade accounts receivable	3,338	3,799
Other receivables and prepaid expenses	2,544	2,725
Loans and marketable securities	3,084	2,485
Cash and cash equivalents	2,773	1,812
Total assets	**52,621**	**51,975**
Liabilities and Stockholders' Equity		
Stockholders' equity (note 8)	9,941	9,652
Minority interests (note 9)	526	639
Deferred tax liabilities and provisions for contingencies and losses	3,128	4,374
Interest-bearing borrowings (note 10) :	25,636	23,297
– Industrial and commercial activities	9,411	7,785
– Sales financing activities	16,226	15,512
Trade accounts payable	7,807	7,853
Other liabilities and deferred income	5,583	6,160
Total liabilities and stockholders' equity	**52,621**	**51,975**

Movements in consolidated stockholders' equity (in EUR million)	Number of shares (in thousands)	Common stock	Additional paid-in capital	Translation adjustments	Reserves and Retained earnings	Total
Balance at December 31, 1999	239,798	914	2,367	(15)	4,919	8,185
Dividend distribution					(179)	(179)
Movement in translation adjustment				566	–	566
2000 net income					1,080	1,080
Balance at December 31, 2000	239,798	914	2,367	551	5,820	9,652
Dividend distribution					(213)	(213)
Movement in translation adjustment (a)				(277)		(277)
2001 1st half net income					779	779
Balance at June 30, 2001	239,798	914	2,367	274	6,386	9,941

(a) The 2001 first-half movement in translation adjustments includes negative EUR 241 million in respect of the impact on the translation of the Nissan financial statements of yen / euro exchange rate fluctuations, after adjustment for currency hedges (net of tax).

Condensed statement of consolidated cash flows (in EUR million)	6 months ended June 30, 2001	6 months ended June 30, 2000	Year ended 31 Dec. 2000
Renault net income	779	233	1,080
Depreciation and amortization	921	1,002	1,899
Other	(446)	486	433
Cash flow	**1,254**	**1,721**	**3,412**
Increase in sales financing receivables	(1,190)	(650)	(483)
Net change in interest-bearing debts of the sales financing activity	974	517	613
Decrease (increase) in working capital requirements	748	(8)	(1,769)
Cash flows from operating activities	**1,786**	**1,580**	**1,773**
Acquisitions of investments, net of cash acquired	9	(419)	(811)
Purchases of property, plant and equipment and intangibles	(1,481)	(1,383)	(2,846)
Disposals, other	397	251	496
Cash flows from investing activities	**(1,075)**	**(1,551)**	**(3,161)**
Stockholder contributions	–	(64)	50
Dividends distributed	(261)	(44)	(224)
Net change in interest-bearing borrowings for industrial, commercial and other activities	726	417	2,348
Cash flows from financing activities	**465**	**309**	**2,174**
Net increase in cash and cash equivalents	**1,176**	**338**	**786**

Opening balance	1,812	1,046	1,046
Increase	1,176	338	786
Impact of exchange rate fluctuations	(215)	(3)	(20)
Closing balance	2,773	1,381	1,812

2.2. Accounting impact of the Renault / Volvo operation

This operation resulted in:

- the recording in the accounts of a capital gain (80% of the total amount due to Renault's 20% stake in AB Volvo) of EUR 335 million, including the provision mentioned in 2.1.
- the recording in the accounts of the investment in AB Volvo at an initial cost of EUR 1,547 million, representing the stock market value as of January 2 of the 15% interest received under the agreement (EUR 1,159 million) and the acquisition cost of the 5% interest in Volvo purchased on the stock market (EUR 467 million including purchase expenses), net of dividends received (EUR 79 million).
- the equity accounting of Renault's 20% investment in AB Volvo, including Renault V.I., as from January 2, 2001. Badwill was estimated provisionally at EUR 243 million (see Note 7) based on Volvo Group consolidated stockholder's equity as of December 31, 2000 calculated in accordance with Swedish generally accepted accounting principles, restated for provisional fair value adjustments currently undergoing validation. The definitive badwill balance will be amortized on a straight-line basis over the average residual depreciation and amortization period of Volvo Group tangible and intangible fixed assets, estimated at 10 years.

2.3. Pro forma financial statements:

Renault Group pro forma financial information for fiscal year 2000 is presented below, with Renault V.I. accounted for on an equity basis.

Condensed consolidated pro forma income statement:

(in EUR million)	6 months ended June 30, 2000	Year ended December 31, 2000
Revenues	17,667	34,141
Operating margin	1,053	1,843
Operating income	941	1,518

Consolidated pro forma balance sheet at December 31, 2000:

	in EUR million
ASSETS	
Intangible and tangible assets	9,551
Investments in equity affiliates	6,107
Other long-term investments and financial assets	1,029
Inventories	5,001
Deferred tax assets	1,123
Sales financing receivables	15,513
Trade accounts receivable	2,918
Other receivables and prepaid expenses	2,508
Loans and marketable securities	2,701
Cash and cash equivalents	1,654
Total consolidated assets	**48,105**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Renault stockholders' equity	9,652
Minority interests	639
Deferred tax liabilities and provisions for contingencies and losses	2,958
Interest-bearing borrowings and provisions	23,348
Trade accounts payable	6,941
Other liabilities	4,567
Total consolidated liabilities and stockholders' equity	**48,105**

Condensed statement of pro forma consolidated cash flows:

(in EUR million)	6 months ended June 30, 2000	Year ended December 31, 2000
Cash flow	1,553	3,137
Other operating cash flows	102	(1,381)
Cash flows from operating activities	1,655	1,756
Cash flows from investing activities	(1,446)	(2,970)
Cash flows from financing activities	102	1,891
Other cash flows (translation differences and changes in Group structure)	(6)	(34)
Net increase in cash and cash equivalents	305	643

3. OTHER NET OPERATING INCOME AND EXPENSES

(in EUR million)	6 months ended June 30, 2000	6 months ended June 30, 2000	Year ended December 31, 2000
Restructuring and workforce adjustment costs and provisions	(32)	(122)	(210)
Income from sale of tangible and intangible fixed assets (excl. vehicles sales disposals)	(7)	4	(5)
Capital gains on the disposal of operating subsidiaries and equity investments		1	5
Amortization of consolidated goodwill	(7)	(5)	(16)
Exceptional operating income and expenses	(8)	–	(93)
Total	**(54)**	**(122)**	**(319)**

4. NET FINANCIAL INCOME/(EXPENSE)

Financial income for first-half 2001 includes net income from the sale of BNP PARIBAS securities of EUR 89 million.

5. CURRENT AND DEFERRED TAX

The current and deferred tax charge for first-half 2001 has been calculated using the estimated effective rate for the full year, adjusted for certain transactions specific to first-half 2001. For first-half 2001, the effective tax rate is 14.5%.The difference with respect to the French standard tax rate of 36.4% is attributable 21.4% to net income generated by the disposal of Renault V.I. and BNP PARIBAS securities against which the Group offset long-term capital losses carried forward (deferred tax assets were not recognized in respect of these losses) and 5.4% to the share in net income of equity affiliates (primarily Nissan).

6. EQUITY INVESTMENT IN NISSAN MOTOR

This heading breaks down as follows:

(in EUR million)	Net goodwill on acquisition	Share of net assets	Total
At December 31, 2000	774	4,382	5,156
1st half 2001 net income/(loss)	(21)	294	273
Dividends distributed	–	(99)	(99)
Translation adjustment	–	(222)	(222)
At June 30, 2001	753	4,355	5,108

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese generally accepted accounting principles at March 31. Consequently, the Renault Group consolidated financial statements for first-half 2001 include the consolidated financial statements of Nissan Motor for the period October 1, 2000 to March 31, 2001, after restatement for Renault Group consolidation purposes.

A. Nissan Motor consolidated financial statements (Japanese generally accepted accounting principles)

The key figures in the Nissan Motor consolidated financial statements for the year ended March 31, 2001, prepared in accordance with Japanese generally accepted accounting principles, are summarized below (in JPY billion):

Income statement (key figures)

(in JPY billion)	Year ended 31/03/2001	Six months ended September 30, 2000	Six months ended March 31, 2001
Revenues	6,089	3,018	3,071
Net Operating income	290	134	156
Ordinary income	282	131	151
Exceptional items	7	43	(36)
Pre-tax net income	289	174	115
Net income (in JPY billion)	**331**	**172**	**159**

Summarized Balance Sheet

(in JPY billion)	March 31, 2001	September 30, 2000
Property, Plant and Equipment	2,782	2,767
Other fixed assets	494	720
Other assets	2,886	2,296
Cash and cash equivalents	289	231
Total assets (in JPY billion)	**6,451**	**6,014**
Stockholders' equity	958	762
Minority interests	79	81
Long-term financial liabilities	1,403	1,459
Other long-term liabilities	901	916
Short-term financial liabilities	1,430	1,249
Other liabilities	1,680	1,547
Total liabilities and stockholders' equity (in JPY billion)	**6,451**	**6,014**

B. Movements in restated stockholders' equity

(in JPY billion)	September 30, 2000	Half-yearly result	Other movements	March 31, 2001
Stockholders' equity under Japanese GAAP	762	159	37	958
Restatements for Renault Group requirements:				
– Revaluation of fixed assets	893	(8)		885
– Pension liabilities	(356)	11		(345)
– Dividends paid in June 2001	–	–	(28)	(28)
– Other restatements	(129)	(80)	31	(178)
– Total restatements	**408**	**(77)**	**3**	**334**
Net assets restated for Renault Group requirements	1,170	82 (a)	40	1,292
Renault share (36.8%)				
– in JPY billion	431	30	15	476
– in EUR million	4,382	294	(321) (b)	4,355

(a) Restatements for Renault Group consolidation requirements to first half-year 2001 Nissan net income essentially concern:
– JPY (25) billion in provisions for diminution in value of marketable securities (difference between the stock market value of marketable securities on acquisition of a 36.8% stake in Nissan by Renault and their stock market value at March 31, 2001).
– JPY (38) billion for the partial neutralization of amounts released from provisions against deferred tax assets performed by Nissan, as provisions raised against deferred tax assets under Japanese GAAP are greater that those raised in accordance with Renault accounting policies due to fair value adjustments.
(b) "Other changes" in Euros mainly represent movements in the translation adjustment resulting from fluctuations in the yen/euro exchange rate.

C. Hedge of investments in Nissan Motor

The following transactions were designated partial currency hedges covering Renault's share in Nissan restated stockholders' equity, denominated in yen:

- On July 21, 1999, Renault set up a partial hedge, issuing EUR 500 million (FRF 3,280 million) in 7-year bonds. A currency swap was implemented to convert the bond into yen.
- On June 1, 2000, Renault set up a forward sale of JPY 150 billion maturing December 15, 2000, which it extended at this date to December 15, 2001. The Group intends to renew this transaction through to December 2003. On December 15, 2000, an additional 3-year forex forward contract was set-up for a nominal of JPY 150 billion

7. EQUITY INVESTMENT IN AB VOLVO

This heading breaks down as follows:

(in EUR million)	Provisional net badwill on acquisition	Share of net assets	Total
At January 1, 2001	(243)	1,790	1,547
1st half 2001 income	12	(5)	7
Translation adjustment	–	(29)	(29)
At June 30, 2001	(231)	1,756	1,525

The provisional bawill on acquisition of EUR 243 million in respect of the investment in AB Volvo is being amortized on a straight-line basis, from January 2, 2001, over the average residual depreciation and amortization period of Volvo Group tangible and intangible fixed assets, estimated at 10 years.

Badwill was calculated as follows (in EUR million):

Acquisition cost (note 2):	1,547
Share in fair value of net assets:	(1,790)
Provisional badwill on acquisition (gross value):	(243)

8. STOCKHOLDERS' EQUITY

At the combined Ordinary and Special General Meeting of May 10, 2001 it was decided to distribute EUR 219.3 million in dividends (EUR 0.91 per share). Dividends were distributed on June 5, 2001.

In accordance with decisions approved at the General Stockholders' Meetings of June 10, 1999 and June 11, 1998, the Board of Directors decided to allocate all treasury shares held by Renault to current stock option plans awarded to Group managers and executives. In compliance with French accounting rules, these shares are recorded under marketable securities in an amount of EUR 252 million at June 30, 2001 (EUR 252 million at December 31, 2000). International accounting policies require the deduction of such shares from stockholders' equity.

9. MINORITY INTERESTS

During the first-half 2001 the Group increased its stake in Dacia from 80.1% to 92.7% by way of a reserved share issue. This transaction had no material impact on minority interests.

The reduction in minority interests was mainly due to dividends distributed to minority stockholders and a movement in translation adjustments relating to the Turkish subsidiary Oyak Renault.

10. INTEREST-BEARING DEBT

Deux emprunts obligataires émis en 1986 et en 1992 par Renault S.A., arrivés à échéance au cours du 1er Two bonds issued in 1986 and in 1992 by Renault S.A. matured during the first-half 2001 and were redeemed for EUR 316 million.

The three bonds with a total value of EUR 950 million issued by Renault Credit International during first-half 2001 can be broken down as follows:

- a 3.5-year bond with a nominal value of EUR 300 million,
- a 2-year bond with a nominal value of EUR 400 million,
- a 5-year bond with a nominal value of EUR 250 million.

11. NET FINANCIAL INDEBTEDNESS (excluding sales financing)

(in EUR million)	June 30, 2001	December 31, 2000
Redeemable shares	318	318
Bonds	2,278	2,582
Other interest-bearing debts	7,458	4,886
Investment loans	(2,611)	(1,535)
Treasury stock	(252)	(252)
Other marketable securities	(214)	(210)
Cash and cash equivalents	(2,521)	(996)
Net financial indebtedness	4,456	4,793

12. SUBSEQUENT EVENTS: SALE OF CAT FRANCE AND ITS SUBSIDIARIES

On January 24, 2001, Renault signed a draft agreement with Autologic Holding plc, TNT and Wallenius Lines (Albateam consortium stockholders) concerning the acquisition of CAT France and its subsidiaries by Albateam. The final agreement was signed on July 17, 2001. Albateam combines the complementary skills of leading companies in the automobile logistics industry, enabling the CAT Group to continue developing in a highly competitive market by expanding its service range and opening up to new markets.

This agreement resulted in the sale of 100% of CAT France shares and voting rights held by Renault S.A. to Albateam for a consideration of EUR 467.4 million, including EUR 430 million paid in cash on the signature of the final agreement and EUR 37.4 million paid in Albateam shares. Following this transaction, Renault held 20% of Albateam common stock.

13. OPERATIONS IN PROCESS: SALE OF IRISBUS SHARES

Pursuant to the agreement between Renault and Volvo, the European Commission ordered that Renault terminate its Irisbus joint-venture with Iveco within two years.

Renault and Iveco announced on May 3, 2001 their plans for the acquisition by Iveco of Renault's investment in Irisbus Holding. This project is currently subject to approval by the competent EC anti-trust authorities.

The sale comprises two phases:

- sale of 15% of the common stock on signature of the final agreement,
- sale of 35% of the common stock on December 31, 2002.

The Group will record a capital gain equivalent to 30% of the total gain on signature of the final agreement, given Renault's remaining interest in Irisbus.

14. OTHER INFORMATION

The Group is periodically subject to tax audits in France and in other countries in which it operates. Tax adjustments are recorded in the financial statements. Contested tax adjustments are also taken into account for an amount equal to the estimated risk.

At the end of March 1999, the European Commission launched an enquiry into intra-EU trade in Renault vehicles. Renault is currently awaiting a decision which should be handed down during the second half of 2001.

A new European Directive specifies that as of 2006, manufacturers will be required to retrieve end-of-life vehicles free-of-charge. As the detailed mode of enforcement has not yet been defined, it is not possible to determine what commitments manufacturers will face.

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Period from 1 January to 30 June 2001

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Renault covering the period from 1 January to 30 June 2001 prepared in euros and in accordance with accounting principles generally accepted in France, and verified the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

Except as discussed in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

The half year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half year condensed financial statements of Renault Group, were not reviewed by AB Volvo auditors.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the results of its operations for the six month period and of the financial position and the assets and liabilities of the Group at the end of the six month period.

We have also verified, in accordance with professional standards applicable in France, the historical information contained in the half-year management report supplementing the half year consolidated condensed financial statements submitted to our review.

Except for any potential effects of the matter described above, we have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the historical information contained in the half year management report.

Paris, July 26, 2001

Les Commissaires aux Comptes

ERNST & YOUNG - Audit	DELOITTE TOUCHE TOHMATSU
Dominique THOUVENIN	Olivier AZIÈRES

This is a free translation of the original French text for information purposes only.

RENAULT

Investor Relations Department – Accounting and Consolidation Department – 27-33, quai Le Gallo – 92512 BOULOGNE BILLANCOURT CEDEX
Tel.: 01.41.04.04.04 – http://www.renault.com

RENAULT

information financière
financial information

03 DEC -2 AM 7:21

Exhibit B.6

Earnings report

Year 2000

HIGHLIGHTS AND KEY FIGURES

- Unit sales: the Renault Group recorded sales of 2.35 million vehicles (passenger cars and light commercial vehicles) in 2000. This figure includes 50,000 vehicles sold under the Dacia brand and 12,500 Samsung-badged vehicles. Total sales of the Renault V.I./Mack Group amounted to 103,000 vehicles.
- Group revenues: €40,175 million, up 5.6% on a consistent basis.
- Consolidated group operating margin: €2,022 million, equivalent to 5% of revenues, down 8.3%.
- Renault's net income: €1,080 million, up 102%, equivalent to earnings per share of €4.50.

SUMMARY

Automobile sales of the Renault brand stabilized in 2000 at 2.3 million vehicles. With a market share of 11% – passenger cars and light commercial vehicles combined – Renault was the leading brand in Western Europe, despite a 3.9% drop in sales in a market down 1.3% overall. Commercially, the year 2000 was a year of transition for Renault. No major new products were launched and the Group experienced sourcing constraints for diesel engines. Sales outside Western Europe jumped by 22.7%, however, notably due to good results in Brazil and Turkey.

In 2000, Renault successfully completed its first three-year cost-reduction plan. With its sights firmly set on the future, Renault stepped up research and development efforts and pursued its international development by acquiring the operating assets of Samsung Motors, upgrading industrial facilities in Brazil, restructuring Dacia and laying the foundations for its return to Mexico. The Alliance notched up further successes in 2000 with Nissan's recovery and the rapid implementation of synergies in all areas of cooperation: platforms, powertrains, purchasing, research and joint international projects.

In the truck sector, the year 2000 was marked by the agreement between Renault and Volvo to form the world's second biggest truck group. The agreement came into force on January 2, 2001. Renault V.I. increased its market share in Europe and scored record sales in this buoyant market. In the United States, Mack's market share was up, although sales suffered from the market's downturn.

OUTLOOK

2001 will be a year of self-sustained growth. Based on an identical scope of consolidation, revenues will progress due to international sales growth, the launch of new models, increased production capacity for diesel engines and with a European market stabilized at a high level. Cost cutting will continue with the introduction of a new three-year plan targeting annual savings of one billion euros. To ensure its future growth, Renault will maintain a strong focus on research and development and consolidate its international expansion. The implementation of the Alliance will continue to gain pace with the development of a second common platform and the intensification of cooperation in other areas. Renault will benefit fully from Nissan's recovery and the link-up with Volvo in the truck sector.

The significant growth in revenues will come notably from the Group's recent international development. The operating margin should exceed the objective of 4% of revenues on average over a business cycle, with Renault aiming for an operating margin in euros of an amount equivalent to that attained in 2000, based on an identical scope of consolidation. Before capital gains, earnings per share should be above the consensus of security analysts' forecasts, which is €6 per share.

THE RENAULT-NISSAN ALLIANCE – MAJOR DEVELOPMENTS

The Alliance advanced at a rapid pace in 2000 and was bolstered by Nissan's recovery, sooner than expected, thanks to the Nissan Revival Plan.

- **Platforms**: the first common platform (B-platform) is currently under development. The first vehicles built on the B-platform will roll off the assembly line in 2002 in Japan, then in Europe. The Alliance partners have decided to develop a second joint platform in the C segment. The aim is to produce 2 million vehicles annually on the C-platform, in addition to the 1.7 million vehicles produced per year on the B-platform. Vehicles from both brands, assembled on these two platforms, should account for over 50% of Renault and Nissan production volumes in the future.
- **Powertrains**: a new 1.2-litre direct injection common rail diesel engine designed for B-platform vehicles is being developed jointly. Renault will use Nissan's 3.5-litre V6 engine and four-wheel drive units. Nissan will equip its small cars with a manual gearbox from Renault.
- **Research**: Renault and Nissan are working together on vehicle weight reduction, emission control, navigation systems and hybrid vehicles and drive units.
- **Purchasing**: the global coordination of purchasing policies should enable the Alliance to reach the target of joint savings in purchasing amounting to $1.4 billion per year by 2005 (compared with 1999). A joint panel of suppliers capable of meeting the needs of Renault and Nissan is currently being established.
- **Sales outlets and distribution**: Renault and Nissan are setting up a joint sales and marketing organization in seven European countries to free up synergies estimated at €1 billion over five years (2000-2005) and increase sales volumes, targeting joint market share of 17% in the medium term in Western Europe.
- **Joint international development plan:**
  - The first joint manufacturing venture of the Alliance, Scénic is produced at Nissan's Cuernavaca plant in **Mexico**. The vehicle was marketed by Renault Mexico in late January 2001.
  - In the **Mercosur**, the new pick-up New Frontier will be the first Nissan vehicle assembled in the Mercosur. It will be produced at Renault's Brazilian facilities next year.
  - In January 2001, Renault announced its return to **Peru**, with Nissan's support. The Group is aiming for market share of 3% in 2001 and 5% in the medium term.
  - Renault will return to **Australia** in 2001 with Nissan's backing.
  - In **Japan**, Renault will grow unit sales thanks to Nissan.
  - Renault signed in late 2000 an agreement with Nissan's commercial partner in **Taiwan**. Renault is targeting market share of 5% in the medium term.

DEPLOYMENT OF RENAULT'S STRATEGY

- **Innovation and brand identity**

In 2000, Renault pursued its policy of innovation with the commercial launch of Scénic RX4, the first compact 4WD monospace, and the unveiling of Laguna II, the first vehicle marking the renewal of the brand's top-of-the-range line. Laguna II, available in hatchback and Sport Tourer versions, went on sale in January 2001. By the end of 2002, Renault will launch two top-range models – the successors of Safrane and Espace – with the same platform. A new tagline, "Renault. Créateur d'automobiles", has been devised to support the Group's move upmarket and boost brand identity. Renault's return to Formula 1 will foster the image of the brand worldwide.

■ **Competitiveness**

– ***Ongoing cost-cutting efforts***

First three-year cost reduction plan (1998-1999-2000): In late 1997, Renault set up a three-year cost-reduction plan targeting savings of €3 billion (FRF20 billion). In 2000, the final year of the plan, cost cutting continued. Over the three years, Renault achieved savings of €3 billion (FRF19.7 billion) on a constant activity basis compared with 1997, in line with targets.

Second three-year cost reduction plan (2001-2002-2003): In October 2000, Renault announced a cost-reduction plan aiming for further savings of €3 billion over three years. Cuts will be made principally in purchasing (51%), distribution (21%) and production (11%).

– ***e-business and e-commerce***

In sales and marketing, Renault's Internet strategy has two main focuses: "Business to Consumer", designed to initiate customer relationships with the network ("Renault.SITe") and "Business to Business" for professional clients.

In purchasing, Renault and Nissan, alongside Ford, General Motors and DaimlerChrysler, have taken an equity stake in Covisint. This new company is the biggest online global exchange platform between manufacturers and equipment suppliers.

– ***New Distribution***

In 2000, Renault completed the industrial and commercial deployment of its New Distribution system encompassing all European assembly plants and 16 sales and marketing subsidiaries. As a result, 40% of vehicles were made to order in 2000 and dealers started to reduce their inventories.

■ **International development**

Following Dacia in 1999, Renault pursued its international development in 2000. The Group acquired the operating assets of Samsung Motors in Korea and laid the foundations for its return to Mexico, Peru and Australia and its development in Japan and Taiwan thanks to the Alliance with Nissan. Finally, Renault continued to expand its operations in Brazil with the announcement in April 2000 of the construction of a stamping unit at the Curitiba plant.

PRINCIPAL AGREEMENTS IN 2000

■ **Agreement with Volvo finalized in the truck sector**

In the first half of 2000, Renault and Volvo announced a project to group their truck businesses with a view to forming the second biggest truck manufacturer in the world. This agreement was implemented at the beginning of 2001 in two stages, with the transfer by Volvo of 10%, then a further 5% of its shares, with Renault on its side acquiring an additional 5% on the open market. As Renault holds 20% of the capital and voting rights of AB Volvo, this company has been accounted for by the equity method in Renault's consolidated financial statements since January 1, 2001. This transaction will give rise in Renault's 2001 financial statements to a capital gain after tax currently estimated at €0.3 billion, and badwill on the order of €0.6 billion.

■ **Samsung, a third brand for the Renault Group**

In March 2000, Renault and the Korean group Samsung agreed to form a joint company called Renault Samsung Motors, 70.1% Renault-owned. In September 2000, this company acquired the operating assets of Samsung Motors. This agreement provides the Renault Group with a third brand, following the acquisition of Dacia in 1999.

■ **Partnership between Renault and DBS covering Boulogne-Billancourt land**

Renault signed a letter of intent with DBS, a consortium grouping three companies – Hines, George V and Sorif – for the development and progressive sale of 45.8 hectares of Renault-owned land at Boulogne-Billancourt. The two partners estimated the combined value of property sales at more than €500 million over a 10-year period and after certain development expenses. Other real-estate operations are under way at Renault-owned land in the Val-de-Seine area.

SALES

- With unit sales of 2.3 million vehicles in 2000, Renault's global automobile sales remained at the all-time high recorded in 1999.
- Renault was still the leading brand in Western Europe in the combined passenger car and light commercial vehicle segments.
- Renault's internationalization strategy started to pay off, with sales up in Turkey and the Mercosur and record market share in Central Europe.
- In the commercial vehicle segment, Renault V.I./Mack consolidated its position in Europe and continued to grow in the United States despite a downturn in the market, which came after an exceptional year in 1999.
- Average productive credits outstanding of the Finance Division rose by 16.6% in 2000.

THE AUTOMOBILE DIVISION

In Western Europe, Renault's total sales (passenger cars and light commercial vehicles) amounted to 1,872,631 units, down 3.9% compared with 1999. Taking an 11% market share, Renault confirmed its position as leading automobile brand in the passenger car and LCV segments combined, despite tight sourcing for diesel engines (sharp increase in diesel mix), no major new product introductions during the year and the phasing-out of the first-generation Laguna. **Outside Western Europe,** Renault's internationalization strategy started to pay off, with an increase in sales of 22.7% to 416,780 units. Renault was still the number one brand in **Turkey,** continued to grow in the **Mercosur** and recorded a market share of 7% in **Central Europe**.

■ Passenger cars

In France, with 602,415 vehicle registrations, Renault grew its market share from 28% to 28.2% in a stable market, down 0.7%. Mégane and Clio were once again the top-selling cars in France, up 10.4% and 4.2%, respectively.

In Northern Europe, the market was down 4.1%. Renault's market share totaled 6.8%, compared with 7.2% in 1999. This slight drop was essentially due to the slump in the German market (down 10.6%). Renault was still the leading import in Germany, with a market share, down from 6.8% to 5.9%. Renault's market share stood at 7.3% in the United Kingdom and progressed from 10.8% to 11.2% in Belgium.

In Southern Europe, Renault's overall market share slid from 10% in 1999 to 8.9% in 2000. Renault was still the leading brand in Spain with 12.7% of the market (versus 14.2% in 1999). Renault had a 7% market share in Italy.

In Central Europe (Poland, Hungary, Slovakia, Czech Republic, Slovenia, Croatia, Baltic States and other countries in the Balkans), Renault had 7% of a market which contracted by 13.2%. Excluding Slovenia, where Renault held on to the number one slot, the brand's market share was up in all countries.

■ Light commercial vehicles

In Western Europe, Renault's market share increased from 13.9% in 1999 to 14.1% in 2000. The brand consolidated its leadership in Europe, with 271,709 light commercial vehicles sold thanks to the commercial success of Kangoo Express, Clio Utility and Master. In **France,** Renault had 33.7% of the market in 2000.

■ **Passenger cars and light commercial vehicles**

In the rest of the world (outside Western and Central Europe), Renault's sales climbed 30.1% to 340,389 vehicles, compared with 261,538 in 1999.

In Turkey, the market was buoyant (up 59%). Renault remained the leading automobile brand with a 19.4% market share and 115,402 vehicle registrations (versus 78,527 in 1999) thanks to a brand new product line-up in 2000 (including Mégane estate, Clio Symbol, which already accounts for 25% of total sales, and Kangoo).

In the **Mercosur,** where the automobile market experienced a recovery (up 9.3%), Renault's sales were up 11.1%, totaling 120,420 vehicle registrations, and market share stood at 6.4%. Sales in Brazil were up 74%, with a market share of 4%, compared with 2.7% in 1999. Renault's market share in Argentina dropped from 19.1% to 18%, while it was up 1.3% to 3% in Chile.

In **Romania,** the automobile market was down 30.5% on the 1999 figure. Renault became the leading European imported brand. With a market share of 62.4%, Dacia was still the number one brand in Romania.

THE COMMERCIAL VEHICLES DIVISION

In 2000, sales of trucks by the Renault V.I./Mack Group totaled 103,646 units (including 20,448 LCVs), up 11%, compared with 93,354 in 1999.

In Western Europe, the market hit a record high, with nearly 350,000 trucks over five tonnes sold and more than 246,000 trucks over 16 tonnes sold, equivalent to an increase of 4% and 4.5%, respectively.

On the market for trucks over five tonnes, Renault V.I.'s share rose from 10.7% in 1999 to 11.3% in 2000, despite a slump in the French market owing to the renewal of the medium range. On the market for trucks over 16 tonnes, market share amounted to 12.4% (up from 12.1% in 1999) thanks to the complementary Premium/Magnum line-up with new engines.

In the United States, the market for Class 8 trucks sunk by 19.4%. Mack's share of the Class 8 segment rose by 0.2 of a percentage point to 13.3%. Mack was ranked third in the US.

In the rest of the world, Renault V.I. sold 11,073 trucks over five tonnes in 2000, compared with 7,596 in 1999 (up 48.4%). The overall climate was one of recovery, particularly in Eastern Europe.

Total sales of buses and coaches by Irisbus (a company owned jointly by Renault and Iveco) amounted to 9,811 units (including Ikarusbus) in 2000, versus 8,781 units in 1999.

THE FINANCE DIVISION

Average productive credits outstanding of sales financing companies increased by 16.6% to €16,640 million at December 31, 2000, compared with €14,269 million at year-end 1999. They grew by 9.5% on a consistent basis (i.e. average productive credits outstanding of finance subsidiaries of Nissan calculated in 1999 on a full-year basis).

GROUP RESULTS AND BREAKDOWN BY DIVISION

- **Consolidated revenues increased by 5.6% compared to 1999, on a consistent basis, amounting to €40,175 million.**
- **At €2,022 million, the operating margin was 5% of revenues in 2000 versus 5.9% in 1999.**
- **Nissan Motor made a positive net contribution of €56 million to Renault net income (€453 million in the second half of 2000 alone), compared to a negative €330 million contribution in 1999.**
- **Net profit doubled in 2000 (€1,080 million compared to the previous year's €534 million). Net earnings per share were €4.50.**
- **The Group's cash flow from operations reached a record level of €3,412 million, with net capital expenditures for property, plant and equipment and intangible assets amounting to €2,381 million.**

Group revenues, measured on a consistent basis, rose by 5.6% to reach €40,175 million

- Contributing €31,486 million, the **Automobile Division** generated 78.4% of total Group revenues. Its own revenues were up **4.8%** measured on a consistent basis, largely due to the significant increase in foreign sales, particularly in Turkey and Brazil, and the growth in sales revenues for Samsung Motors. In Europe, the effect of the fall in sales volumes was counterbalanced by a favourable orientation of the version mix and the development of after-sales operations, despite continuing pressure on prices. This pressure was particularly marked in the UK, where it partly neutralized the positive effect of the fall in the value of the euro.
- The **Commercial Vehicles Division** (generating 17.5% of group revenues) contributed €7,033 million, **8.3%** more than in 1999 on a consistent basis. The principal factors behind this increase were the rise in sales by the European Branch, and the favourable trend in the US dollar exchange rate, which more than compensated for the lower volumes and prices in the USA.
- Finally, the **Finance Division's** contribution to Group revenues was €1,656 million (4.1% of the consolidated total). This represents a 10.6% increase measured on a consistent basis, and primarily reflects the rise in average productive credits outstanding (+ 9.5%).

Contributions to Group revenues by Division

	1998		1999 as published		1999 restated (1)		2000		2000/1999 % change	
	€ million	%	€ million	%	€ million	%	€ million	%	Published	Restated
Automobile	29,739	80.0	29,738	79.1	30,040	79.0	31,486	78.4	+ 5.9	+ 4.8
Commercial Vehicles	6,192	16.6	6,474	17.2	6,495	17.1	7,033	17.5	+ 8.6	+ 8.3
Finance	1,256	3.4	1,380	3.7	1,498	3.9	1,656	4.1	+ 20.0	+ 10.6
Total	**37,187**	**100.0**	**37,592**	**100.0**	**38,033**	**100.0**	**40,175**	**100.0**	**+ 6.9**	**+ 5.6**

(1) For comparison purposes, the published 1999 figures have been restated on a consistent basis with 2000.

Revenues earned outside France represented 64.5% of the total, compared to 63.8% on the basis of restated 1999 figures. The portion of revenues earned outside Europe, Renault's main market, was €7,969 million or 19.8% of total revenues (16.8% in 1999).

The Group's **operating margin** for 2000 was €2,022 million, compared to €2,205 million in 1999. This is 5% of total revenues, against 5.9% in 1999.

Contributions to Group operating margin by Division

	1998	1999	2000	2000/1999
	€ million	€ million	€ million	Change %
Automobile	1,543	1,763	1,574	- 10.7
Commercial Vehicles	172	220	195	- 11.4
Finance	205	222	253	+ 14.0
Total	**1,920**	**2,205**	**2,022**	**- 8.3**

- The **Automobile Division's** contribution to operating margin was €1,574 million, a decline of 10.7% (- €189 million) compared to 1999, which however included a nonrecurring payment received from General Motors in consideration of the light commercial vehicles cooperation (€76 million). This decline is mainly due to the significant increase in research and development expenses (up by €198 million) and the continuation of the international development policy, mainly visible in the first inclusion in the consolidation of Dacia over a full year, and Samsung Motors over the last four months of the year. In contrast, the operating margin benefited from the ongoing cost-reduction plan despite the rise in raw material prices.

- The **Commercial Vehicles Division** contributed €195 million, 11.4% less than in 1999. The growth in European Branch sales, the favourable US dollar rate and the positive impact of the cost-reduction plan – particularly concerning purchasing – were not enough to offset the effect of poor market conditions and increased engineering expenses (up by €62 million).

- Finally, the **Finance Division** made a €253 million contribution to the operating margin, a 14% increase over the prior year. The positive effect of the inclusion of Nissan Europe subsidiaries in the consolidation made it possible to absorb the impact of rising interest rates on refinancing.

For the Group overall, research and development expenses increased by a total of €260 million (+ 14.5%) to €2,048 million or 5.1% of revenues, compared to €1,788 million or 4.8% of revenues in 1999. This rise relates to the preparation of new models, the development of new powertrain units, principally with common rail diesel engines and direct injection petrol engines, and Renault's international development policy. These expenses pave the way for the Group's future and its growth.

Other operating income and expenses in 2000 included an expense of €319 million (compared to €721 million in 1999, when an exceptional charge of €584 million was recorded in connection with the CASA early retirement plan). This includes in particular provisions of €210 million for restructuring costs and workforce adjustment measures. In 2000, the application of the CASA plan resulted in a charge of €75 million. This includes plan-related provisions for the French subsidiaries for which an agreement was signed during the year, and the adjustment and discounting to present value of provisions established in 1999. Renault also set up for 2000 and 2001 a provision of €77 million for an early retirement plan open to employees aged at least 57 1/2 to be implemented in the Spanish subsidiary FASA. In view of the financial situation of Daewoo, Renault also established a provision for a doubtful receivable of €65 million for supplies of engines.

After inclusion of these other operating items, the **operating income** for the Group in 2000 stood at €1,703 million, with positive contributions from the Automobile, Commercial Vehicle and Finance Divisions of €1,266 million, €202 million and €235 million respectively.

Net financial items showed a loss of €69 million, compared to income of €32 million in 1999. This decline reflects the cost of financing in connection with the equity investment in Nissan and Renault's international development since the first half of 1999.

Renault's share in the **net income of companies accounted for by the equity method** was a positive €89 million in 2000, against a loss of €356 million in 1999.

- The consolidation of Nissan Motor under the equity method in Renault's results had a positive impact of €56 million (in 1999, it generated an expense of €330 million) and reflects:
  - Nissan Motor's restated results of €98 million net (i.e. a profit of €475 million generated in the first half of the fiscal year ending March 31, 2001 and a loss of €377 million in the preceding half-year period);
  - amortization of goodwill (a negative €42 million).
- The inclusion of other group companies under the equity method (principally Maïs, Teksid, Sofasa) in Renault's results generated a €33 million profit in 2000, in contrast to a €26 million loss in 1999.

Current and deferred taxes in 2000 amounted to a net charge of €649 million (€620 million net in 1999), consisting of €287 million of current taxes and €362 million deferred taxes). Excluding companies accounted for by the equity method, this corresponds to an effective tax rate of 39.8% (40.9% for 1999).

Renault's net income for 2000 was €1,080 million, compared to €534 million in 1999. Net earnings per share amounted to €4.50 in 2000 (€2.23 in 1999).

In 2000, Renault generated **cash flow** of €3,412 million (€3,314 million in 1999).

The cash flow exceeded **capital expenditures on property, plant and equipment and intangible assets**, net of disposals, which totalled €2,381 million in 2000, or 5.9% of revenues. Investments by the **Automobile Division** amounted to €2,112 million (88.7% of the total), while the **Commercial Vehicles Division** invested €183 millions (7.7% of the total) and the **Finance Division** €86 million (3.6% of the total).

Investments in subsidiaries and affiliates amounted to €811 million in 2000, compared to €5,063 million in 1999, the year Renault made its equity investment in Nissan Motor. Most of these investments concern strategic operations, principally the acquisition of a 4.84% share in the capital of AB Volvo (for €446 million) and the purchase of Benetton Formula Ltd (€97 million).

The **working capital requirements** increased, largely because of a less favourable business profile in the latter part of the year (weakening of the economy in Europe, supply problems for diesel engines, the launch of the Laguna II in January 2001, and in France, the impact of elimination of the system for assigning model years to cars).

As a result of all these factors, the **net financial indebtedness for the industrial and commercial operations** rose by €2,093 million to €4,793 million at December 31, 2000. It includes in particular the effects of the consolidation of Renault Samsung Motors for a net amount of €267 million.

Consolidated **shareholders' equity** increased by €1,467 million and amounted to €9,652 million at December 31, 2000.

RENAULT GROUP ANNUAL CONSOLIDATED INCOME STATEMENTS FISCAL YEAR 2000

Consolidated income statements € million	**1998**	**1999**	**2000**
Sales of goods and services	35,993	36,278	38,583
Sales financing revenues	1,194	1,314	1,592
Revenues	**37,187**	**37,592**	**40,175**
Cost of goods and services sold	(28,518)	(28,264)	(30,214)
Cost of sales financing	(761)	(867)	(1,053)
Research and development expenses	(1,553)	(1,788)	(2,048)
Selling, general and administrative expenses	(4,435)	(4,468)	(4,838)
Operating margin	**1,920**	**2,205**	**2,022**
Other operating income and expenses	(268)	(721)	(319)
Operating income	**1,652**	**1,484**	**1,703**
Net interest income	52	6	(45)
Other income and expenses, net	8	26	(24)
Financial income (expense)	**60**	**32**	**(69)**
Share in net income of Nissan Motor		(330)	56
Share in net income of other companies accounted for under the equity method	(13)	(26)	33
Group pre-tax income	**1,699**	**1,160**	**1,723**
Current and deferred tax	(362)	(620)	(649)
Group net income	**1,337**	**540**	**1,074**
Minority interests	12	(6)	6
Renault net income	**1,349**	**534**	**1,080**
Earnings per share (in euros)	**5.64**	**2.23**	**4.50**

Consolidated balance sheets, December 31 € million	1998	1999	2000
Assets			
Intangible assets	85	188	325
Property, plant and equipment	9,050	9,843	11,001
Investments in companies accounted for by the equity method	117	4,905	5,540
– Nissan Motor		4,610	5,156
– Other investments accounted for under the equity method	117	295	384
Financial assets	477	520	1,110
Finance receivables	10,898	15,110	15,513
Other assets	9,948	12,132	14,189
Loans and marketable securities	6,463	2,678	2,485
Cash and cash equivalents	1,087	1,046	1,812
Total assets	**38,125**	**46,422**	**51,975**
Shareholders' equity and liabilities			
Shareholders' equity	7,861	8,185	9,652
Minority interests	662	630	639
Deferred tax liabilities and provisions	3,355	4,120	4,374
Interest-bearing debt	15,630	20,344	23,297
– commercial and industrial activities	5,343	5,468	7,785
– sales financing activities	10,287	14,876	15,512
Other liabilities	10,617	13,143	14,013
Total shareholders' equity and liabilities	**38,125**	**46,422**	**51,975**

Statements of cash flows € million	1998	1999	2000
Cash flow	3,098	3,314	3,412
Increase in receivables in sales financing	(1,300)	(1,617)	(483)
Net change in interest-bearing debt of sales financing activity	1,012	2,078	613
Change in working capital requirement	1,449	(288)	(1,769)
Cash flows from operating activities	**4,259**	**3,487**	**1,773**
Capital investment for property, plant equipment and intangibles	(2,205)	(2,437)	(2,846)
Acquisition of Nissan stock	-	(4,917)	-
Other acquisitions of investments, net of cash acquired	(67)	(146)	(811)
Disposals and others	507	454	496
Cash flows from investing activities	**(1,765)**	**(7,046)**	**(3,161)**
Net change in interest-bearing debt of industrial and commercial activities, including bonds	(145)	(295)	2,127
Proceeds from minority interests	28	41	50
Dividends paid	(159)	(222)	(224)
Net change in loans and marketable securities	(2,660)	4,015	221
Cash flows from financing activities	**(2,936)**	**3,539**	**2,174**
Change in cash and cash equivalents	**(442)**	**(20)**	**786**

February 2001

03 DEC -2 AM 7:21

Exhibit B.7

Earnings report

First half 2000

PRINCIPAL FIGURES AND MAJOR EVENTS

- European market share: 11.1% for passenger and light commercial vehicles combined (11.0% in the first half of 1999), 12.2% for trucks over 16 tonnes (12.4% in the first half of 1999).
- Consolidated Group revenues: EUR 20,772 million, FRF 136,258 million, an increase of 8.7% calculated on a consistent basis.
- Consolidated Group operating margin: EUR 1,146 million, FRF 7,516 million, equal to 5.5% of revenues.
- The impact of Nissan Motor financial results on the Renault accounts in the first half of 2000 was a net charge of EUR 376.5 million, FRF 2,470 million. To this charge is added a charge of EUR 21 million, FRF 137 for each six-month period, representing amortization of goodwill.
- Renault net income: EUR 233 million, FRF 1,529 million.
- Agreements concluded:
  - Renault and **Volvo** signed an agreement on the creation of the world's second largest manufacturer of commercial vehicles,
  - Renault, the **Samsung** Group and the creditors of Samsung Motors Inc. signed agreements for the formation of a company which will purchase the operational assets of Samsung Motors Inc. and offer to the Renault/Nissan Alliance an opportunity for growth in Asia,
  - Renault purchased the Benetton Formula Limited team, to prepare for its return to **Formula One** world championship competition, beginning in 2002.

GENERAL SUMMARY

Worldwide sales of Renault cars continued their rise, reaching an historic record level. This increase was due primarily to the strength of the French market, the growing European success of the Mégane, particularly of the Scénic version, and growth on the international level. Renault confirmed its position as the number one make on the European market for passenger and light commercial vehicles. Against a background of difficulties caused by production capacity constraints relative to demand, particularly in diesels, revenues rose. Further, despite substantial increases in research and development expenses, related in particular to launches of new models as from 2001, to new engines and internationalization, the continuation of the cost-reduction programme resulted in the maintenance of operating margin at a high level (5.5% of revenues). The Nissan recovery programme progressed according to plan and Nissan has reiterated its prediction of a return to profitability in the fiscal year ending March 31, 2001. On other fronts, the Alliance continued to advance at a rapid pace.

Renault is continuing its internationalization, particularly with the purchase of the industrial assets of Samsung Motors. The strategic merger of the commercial vehicle operations with Volvo will produce a new unit which will hold about 25% of the European and American markets and will be able to generate powerful synergies.

THE OUTLOOK

Against a background of strong international development, 2000 should see Renault achieve operating margin in the order of 5% of its revenues, as was announced at the beginning of the year.

THE RENAULT/NISSAN ALLIANCE PRINCIPAL DEVELOPMENTS, FIRST HALF OF 2000

During the first half of 2000, the operationalization of the Alliance continued to progress at a rapid pace. Concrete projects were announced and deployed, particularly in the areas of international expansion and distribution in Europe.

■ **Products:**
- The first common platform (B) is in the process of development. Renault and Nissan have selected the 20 suppliers with whom they will work when it is put into operation.
- Cross-badging measures have been clarified. In Europe, a Nissan 4x4 SUV should be marketed by Renault and Renault light commercial vehicles should bear the Nissan nameplate.

■ **In the engine area,** joint development of the new small diesel engine is underway. Renault will utilize the Nissan V6 3.5-litre engine and four-wheel-drive transmissions. Nissan will install, in its small vehicles, a Renault low-torque manual transmission.

■ **In advanced research and engineering,** Renault and Nissan are working jointly on questions of reducing the weight of vehicles, emissions control, navigation systems, hybrid vehicles and engines, and electronically controlled systems.

■ **In the area of procurement,** the implementation of a policy coordinated at the world level should help the Alliance attain the objective it has set for itself, of $1.4 billion of savings shared by the two companies by 2005.

■ **In terms of sales and distribution structures,** Renault and Nissan are putting into operation a joint commercial organization in seven European markets (France, Germany, Italy, the Netherlands, Spain, Switzerland, and the United Kingdom). It will generate significant economies of scale, estimated at EUR 1 billion over a five-year period (2000-2005) and stimulate sales volumes, toward the goal of a combined market share in Western Europe of 17% in the medium term.

■ **The coordinated policy of international development has been accelerated:**
In addition to the return of Renault to **Mexico**, announced in late 1999, with the support of Nissan manufacturing facilities, several other international expansion moves have been decided upon:
- in **Japan,** Renault will develop its sales with Nissan's commercial support,
- in the **Mercosur,** Nissan will expand its industrial and commercial presence with the support of Renault.

OTHER DIMENSIONS OF THE RENAULT STRATEGY

■ **Continuation of the cost-reduction plan (1998-1999-2000)**

The first two years of the execution of the cost-reduction plan has resulted in significant savings, totalling EUR 1.4 billion, FRF 9 billion, in 1998 and EUR 1.06 billion, FRF 7 billion, in 1999. The cost-reduction trend continued in the first half of 2000. Despite rising prices of raw materials, Renault generated EUR 0.3 billion, FRF 2 billion, of additional savings. Renault is thus on track to achieve its goal of executing its three-year plan of savings of EUR 3 billion, FRF 20 billion, by the end of 2000.
As was announced towards the end of 1999, Renault will continue its cost-reduction drive after the completion of the plan now underway. The goal of the new plan, which will begin in 2001, will be to achieve savings of EUR 3 billion, FRF 20 billion, by 2003 relative to 2000 (calculated on a consistent basis with 1999). This goal takes into account, up to 15% of this sum, the cost reductions gained by Renault and which arise from the synergies already assessed and initiated by the Renault/Nissan Alliance.

■ Renault initiates a coordinated e-commerce strategy

- In the commercial area, Renault has set itself the objective of becoming the leader among European car makers in e-commerce, and has constructed a coordinated strategy of implementation and operation of Internet technologies.The strategy consists of two parts: a "business to consumer" section and a "business to business" section. Renault plans to invest EUR 76 million, FRF 500 million, in 2000 in these areas, an equal amount having already been invested in the 1997-99 period.
- In addition, in the area of procurement, Renault and Nissan have announced that they will join Ford, General Motors and DaimlerChrysler as shareholders in a new company, called Covisint, formed to carry out "business to business" transactions via the Internet. It will constitute the world's largest online marketplace for executing deals between carmakers and suppliers, with direct purchases of $300 billion per year.

■ New Distribution

Renault has finalized the industrial and commercial deployment of its New Distribution system.The goal of this system is to be able, by the end of 2001, to supply the customer with the car he wants in two weeks, while at the same time making available to customers the full diversity of the entire Renault product line.This will result in cutting stocks in half, and providing "build to order" service for the customer (which should account for 70% of total sales, compared with 30% previously) rather than manufacturing for stocks (30%, compared with 70% previously). Renault expects to achieve significant reductions in distribution costs, as well as an increase in its revenues as a result of an improvement in the product mix. A total of 22,000 people in the distribution network and 17,000 working in factories, in 16 countries, have already received specific training in the implementation of this system. Renault has the intention of making this New Distribution system a competitive advantage and a powerful mechanism for promoting customer satisfaction.

AGREEMENTS SIGNED IN THE FIRST HALF OF 2000

■ Agreement with Volvo in commercial vehicles

In the first half of 2000, Renault and Volvo announced a plan to merge their commercial vehicle operations to create the world's second largest player in the sector.This plan was finalized on July 18, 2000, with the signature of an agreement. To become effective, this agreement must receive the approval of the European and American antitrust authorities.The agreement stipulates that 100% of the Renault VI shares will be exchanged for 15% of the shares of AB Volvo. Renault will also acquire, on the open market, 5% of the shares of AB Volvo, to bring its interest up to 20% of the equity, shares and voting rights in AB Volvo. Renault will consolidate its interest in AB Volvo in its accounts by the equity method as soon as the approval of the authorities is obtained.The consolidated pretax capital gain which will be realized at that time is now estimated at about EUR 1 billion, FRF 6.56 billion.
Irisbus, a joint venture of Renault VI and Iveco in the area of coaches and buses, is not included in the scope of this agreement.

■ Renault prepares its return to Formula One racing

Renault concluded, in March 2000, an agreement for the purchase of the Benetton Formula Limited team, for $120 million (FRF 811 million), in order to prepare for its return, in 2002, to Formula One championship competition. Through ownership of this team, Renault will now receive Formula One rights and royalties. Renault is setting for itself a new challenge: that of winning the Formula One World Championship with a racing car entirely of its own design.This sports initiative will accelerate the Renault brand's international development, in terms of prestige and image.

■ Renault Samsung Motors

An agreement has been signed by Renault, the Samsung Group and the creditors of Samsung Motors Inc. (SMI) to create a company, of which Renault will own 70%, to acquire the operational assets of Samsung Motors Inc. It remains subject to the approval of the Commercial Court of Pusan (South Korea).This operation, which was carried out on favourable financial terms, offers the Renault/Nissan Alliance a promising opportunity to develop its sales in Asia.The company, to be called "Renault Samsung Motors", which will rely on Nissan's technological and industrial expertise, has a goal of selling, from now through 2005, 150,000 to 200,000 vehicles under the Samsung name in Korea, the second largest market in Asia for passenger vehicles.

SALES

Worldwide sales of Renault cars totaled 1,242,291 vehicles, an increase of 6.3% over the first half of 1999. Renault continued to be the leading make in Western Europe on the market for passenger and light commercial vehicles, and recorded excellent scores in Central Europe, Turkey and the Mercosur, particularly in Brazil. On the market for commercial vehicles, Renault VI/Mack maintained its position in Europe and widened its market share in the United States, despite a market downturn, following an exceptionally strong 1999. In Europe, average productive loans outstanding of the Finance Division, including those of Nissan's European financial subsidiaries, rose by 32.2% over the first half of 1999.

THE AUTOMOBILE DIVISION

Total Renault registrations in Western Europe (passenger and light commercial vehicles) were 1,022,843 units, an increase of 2.6% over the first half of 1999, despite production capacity constraints in Europe and the anticipation of Renault's forthcoming top-of-the-range replacements. On the market for passenger vehicles, the Mégane, powered by the success of the restyled Scénic, was the second best-selling model in Western Europe, with sales of 355,703 units (only 2,848 units behind the leader).The Scénic benefited in particular from the addition of the 1.9-litre dCi engine and the launch in May 2000 of the Scénic RX4, the first compact monospace with four-wheel drive, derived from the Scénic, which made Renault the first European generalist carmaker to enter the SUV (sports utility vehicle) market.

In the market for passenger vehicles in Western Europe, the Renault market share improved slightly to 10.7% (10.6% in the first half of 1999).

In France, Renault sales rose by 20.1% in the first half of 2000, more than the overall growth in the market (17.4%), which benefited from the impact of the elimination, in June, of the previous system of assigning model years to cars.The Renault market share thus increased to 28.8% from 28.2% in the first half of 1999.The Mégane confirmed its first place in the French market, with a market share of 10%, its sales rising by 40%.The Clio, the second top-selling car in France, with a market share of 8.4%, was first in its category.

In Northern Europe, in a market that contracted by 3.1%, the Renault market share was 7.1% (7.5% in the first half of 1999).That narrowing of market share was due to a decline (of 4.1%) in Renault sales in the United Kingdom, where the make nevertheless experienced a recovery of its growth dynamism during the early months of 2000, after a difficult period in late 1999. In Germany, the make's market share dropped by 0.7 percentage points (to 6.2%) in a market that shrank by 11.9%. Renault's performance was satisfactory in Belgium and Luxembourg, with registrations of 39,884 vehicles (up 9.2% over the first half of 1999).

In Southern Europe, where 225,882 vehicles were registered in the first half of 2000, the Renault market share was 9.1% (9.7% in the same period of 1999) in an expanding market. In Spain, Renault remained the leading make, with a market share of 13.1% (14% in the first half of 1999) and sales of just over 100,000 vehicles. In Italy, Renault had a market share of 7.1% (7.7% in the first half of 1999).

In Central Europe (Poland, Hungary, Slovakia, Czech Republic, Slovenia, Croatia, the rest of the Balkans and the Baltic states), in a market that suffered a dramatic contraction (total sales down 7.9%), Renault recorded a 4.9% gain in sales, increasing its market share to 7.3% (6.4% in the first half of 1999).This gain was due primarily to an excellent performance in Hungary (sales up 63.8%) and Poland, the principal market in this region, where Renault registrations totaled more than 16,300 units (an increase of 1.1% in a market that shrank by 13.6% overall).

In light commercial vehicles in Western Europe, Renault obtained a market share of 14.2% in the first half of 2000 (14.5% in the first half of 1999). The make thus confirmed its position as the leader in this area in the European market, with sales of 142,314 light commercial vehicles. Renault scores were very positive in France: in a market that expanded rapidly in the first half of 2000, Renault registered 75,934 vehicles (70,464 in the first half of 1999), taking a market share of 34.3%. The Kangoo Express, the double sliding door version of which was launched this year, was the best-selling model, with a market share of 10.8%. With that vehicle, plus the Clio utility and the Master, Renault models took the three top spots on the best-seller list in the market for light commercial vehicles.

In the rest of the world, Renault sales in the first half of 2000 rose to 158,303 **passenger and light commercial vehicles,** from 115,534 in the same period of 1999.

In the Mercosur, in a context of a recovery in the entire car sector (total sales up 7%), Renault sales increased by 10.1%, to 56,946 vehicles registered. The Renault market share in this region was 6.3% (6.1% in the first half of 1999). The Renault record was particularly solid in Brazil, with an increase of 55.7% in registrations and a market share of 3.7% (compared with 2.6% in the first half of 1999).

In Turkey, the total car market continued its rapid expansion (sales up 67.5%). In this strong context, Renault improved its position as the leading car make, with a 20.7% market share and registrations of 53,898 vehicles (compared with 31,120 in the first half of 1999). Turkey thus became the leading market outside Western Europe for Renault, thanks to an attractive product line (particularly the Mégane estate car and the Clio Symbol).

THE COMMERCIAL VEHICLES DIVISION

In the first half of 2000, total sales of the Renault VI/Mack Group were 52,549 vehicles (of which 10,403 were light commercial vehicles), compared with 46,771 in the first half of 1999, a gain of 12.4%.

In Western Europe, the first half of 2000 saw a continuation of growth in markets. The total market for trucks over five tonnes reached a level of about 183,000 units (up 4.6% compared with the first half of 1999), and that for trucks over 16 tonnes expanded by 16%, to about 145,000 registrations.
On the market for trucks over five tonnes, the Renault VI market share was stable at 11.2%, despite a deterioration on the French market attributable to the replacement of the midrange product line. The Midlum, launched in February 2000, received an extremely positive welcome, and built an order book above projections, indicating strong prospects for the second half of the year.
On the market for trucks over 16 tonnes, the Renault market share narrowed slightly to 12.2% (from 12.4% in the first half of 1999) but should recover in the second half, particularly due to the complementary Premium/Magnum product line bolstered with the addition of new engines.

In the United States, a downturn in the market for Class 8 trucks began in the month of April. In that context, the Mack market share in Class 8 widened by 0.7 percentage points to 12.1% (compared with 11.4% in the first half of 1999). Mack retained its third place in the ranking of makes.

In the rest of the world, Renault VI had billings for 3,965 trucks in the first half of 2000, compared with 2,747 in the same period of 1999 (an increase of 44.3%), in an end-of-crisis context, particularly in Eastern Europe.

Total sales of coaches and buses by Irisbus (a joint venture owned by Renault VI and Iveco) were 4,417 units (including Ikarusbus) in the first half of 2000 (4,199 units in the first half of 1999).

THE FINANCE DIVISION

In Europe, average productive credits outstanding of the sales finance companies rose by 32.2%, to EUR 16,705 million, FRF 109,576 million, on June 30, 2000 (compared with EUR 12,639 million, FRF 82,907 million on June 30, 1999), of which average outstanding loans of EUR 2,684 million, FRF 17,607 million, came from the Nissan credit subsidiaries in Europe. Excluding the Nissan financial subsidiaries in Europe, average productive credits outstanding rose by 10.9%.

CONSOLIDATED FINANCIAL RESULTS AND CONTRIBUTIONS OF DIVISIONS

- **Consolidated Group revenues rose again in the first half of 2000, by 8.7% (calculated on a consistent basis) over the first half of 1999.**
- **Group operating margin was EUR 1,146 million, FRF 7,516 million, equal to 5.5% of consolidated revenues.**
- **The Group recorded a net charge of EUR 122 million, FRF 798 million (EUR 25 million, FRF 167 million, in the first half of 1999) for other operating income and expenses, representing essentially costs and provisions for restructuring measures and workforce adaptations.**
- **The portion attributable to Renault in the financial results of Nissan Motor was a negative EUR 397 million, FRF 2,607 million, in the first half of 2000.**
- **Cash flow generated by the Group was EUR 1,721 million, FRF 11,287 million.**

Group revenues were EUR 20,772 million, FRF 136,258 million, in the first half of 2000, compared with EUR 19,595 million, FRF 128,538 million, in the first half of 1999, an increase of 8.7% calculated on a consistent basis (up 6% compared with the figures as previously published for the first half of 1999).

- With revenues of EUR 16,400 million (FRF 107,576 million), the **Automobile Division** accounted for 79% of Group revenues. Revenues were up 8.6%, calculated on a consistent basis, and 5.1% relative to the figures published for the first half of 1999.This increase, which occurred in the absence of any new vehicle launches, and despite the manufacturing capacity constraints resulting from the surging demand for diesel engines, reflects primarily the favourable orientations in the model mix and version mix, and an improvement in after-sales operations, as well as a positive trend in the pound sterling exchange rate.
- The contribution of the **Commercial Vehicles Division** (17.1% of Group revenues) was EUR 3,559 million, FRF 23,351 million, up 9.8% calculated on a consistent basis, and 6.4% compared with the published figures for the first half of 1999.The improvement was due primarily to a rise in sales recorded by the European Division and the positive trend in the American dollar exchange rate, despite persistent tensions in selling conditions in Europe and some fading of prices perceptible over the past several months in the United States.
- Lastly, the contribution of the **Finance Division** to Group revenues was EUR 813 million (FRF 5,331 million), up 24.8% over the same period of 1999.That was equal to 3.9% of Group revenues.This contribution includes the revenues of the Nissan Europe financial subsidiaries, fully consolidated since July 1, 1999. In terms of unchanged structure and methods, revenues of the Finance Division rose by 7.3%, due to growth in average outstanding productive credits.

Contributions to Group revenues by Division

	1999		1st half 1999 as published		1st half 1999 (1) as adjusted		1st half 2000		Change 1st half 2000/ 1st half 1999	
	EUR million	as %	EUR million	as %	EUR million	as %	EUR million	as %	Published as %	Adjusted as %
Automobiles	29,738	79.1	15,597	79.6	15,105	79.0	16,400	79.0	+ 5.1	+ 8.6
Commercial vehicles	6,474	17.2	3,347	17.1	3,243	17.0	3,559	17.1	+ 6.4	+ 9.8
Finance	1,380	3.7	651	3.3	758	4.0	813	3.9	+ 24.8	+ 7.3
Total	***37,592***	***100.0***	***19,595***	***100.0***	***19,106***	***100.0***	***20,772***	***100.0***	***+ 6.0***	***+ 8.7***

	1999		1st half 1999 as published		1st half 1999 (1) as adjusted		1st half 2000		Change 1st half 2000/ 1st half 1999	
	FRF million	as %	FRF million	as %	FRF million	as %	FRF million	as %	Published as %	Adjusted as %
Automobiles	195,068	79.1	102,311	79.6	99,085	79.0	107,576	79.0	+ 5.1	+ 8.6
Commercial vehicles	42,470	17.2	21,955	17.1	21,270	17.0	23,351	17.1	+ 6.4	+ 9.8
Finance	9,051	3.7	4,272	3.3	4,969	4.0	5,331	3.9	+ 24.8	+ 7.3
Total	***246,589***	***100.0***	***128,538***	***100.0***	***125,324***	***100.0***	***136,258***	***100.0***	***+ 6.0***	***+ 8.7***

(1) Figures for the first half of 1999 adjusted on a consistent basis with the first half of 2000. Details of the impact of these adjustments to revenues by Division appear in Annex 3.

Europe, the principal Renault market, accounted for 82.3% of revenues (compared with 85.4% in the first half of 1999). Revenues generated outside Europe rose by 28.6% to EUR 3,686 million, FRF 24,177 million (17.7% of total revenues), thus confirming the continuing international growth of Renault.

Group operating margin in the first half of 2000 was EUR 1,146 million, FRF 7,516 million, compared with EUR 1,212 million, FRF 7,950 million, in the first half of 1999. It was equal to 5.5% of revenues (compared with 6.2% in the first half of 1999, or 5.8% excluding a nonrecurring income item in 1999 of EUR 76 million, FRF 500 million, due from General Motors, relating to the cooperation in light commercial vehicles).

Contributions to the Group operating margin, by Division

	1999		1st half 1999		1st half 2000		Change 1st half 2000/ 1st half 1999
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	as %
Automobiles	1,763	11,563	965	6,330	910	5,967	- 5.7 %
Commercial vehicles	220	1,444	125	819	99	651	- 20.6 %
Finance	222	1,458	122	801	137	898	+ 12.1 %
Total	**2,205**	**14,465**	**1,212**	**7,950**	**1,146**	**7,516**	**- 5.5 %**

- The **Automobile Division** made a contribution to operating margin of EUR 910 million, FRF 5,967 million, a decline of 5.7% relative to that generated in the first half of 1999. Excluding the nonrecurring item in 1999 due from General Motors, operating margin of the Automobile Division rose (by 2.4%) in the first half of 2000. It was helped by the positive trend in the composition of revenues, but also by the continuation of the cost-reduction programme, which generated EUR 0.3 billion, FRF 2 billion, of further savings, despite increases in raw materials prices. On the other hand, the operating margin, relative to the first half of 1999, reflects the impact of a sizable increase in research and development expenses.

- The contribution of the **Commercial Vehicles Division** was EUR 99 million, FRF 651 million, a decline of 20.6% from the first half of 1999. Growth in sales of the European Division, the positive trend of the dollar exchange rate, and the effects of the cost-reduction programme were not sufficient to offset the impact of a deterioration in selling conditions and an increase in product engineering expenses.

- Lastly, the **Finance Division** made a contribution to operating margin of EUR 137 million, FRF 898 million, an increase of 12.1% over the first half of the prior year. The positive effect of the integration of the subsidiaries of Nissan Europe on the contribution to operating margin by the Finance Division (EUR 21 million, FRF 141 million) compensated for the negative impact of a rise in interest rates on refinancing operations.

Research and development expenses rose by EUR 154 million, FRF 1,013 million (17.5%) in the first half of 2000.These expenses totaled EUR 1,038 million, FRF 6,809 million (5% of consolidated revenues), compared with EUR 884 million, FRF 5,796 million, in the first half of 1999 (4.5% of revenues). This increase was primarily related to launches of models starting in 2001 and to new powertrain units.

Other operating income items and charges totaled, in the first half of 2000, a net charge of EUR 122 million, FRF 798 million (compared with a charge of EUR 25 million, FRF 167 million, in the first half of 1999), representing restructuring costs and provisions and workforce adaptations. The impact of the Early Cessation of Activity for Older Employees (CASA) was a charge of EUR 40 million, FRF 265 million.This figure includes a provision for the CASA plan of the last French subsidiaries (for which agreements were signed in 2000) and the financial reevaluation of provisions set up in 1999 (EUR 21 million, FRF 140 million). In addition, Renault created a provision of EUR 28 million, FRF 187 million, for a programme of departures in 2000 for employees aged 57 and over in the Spanish subsidiary FASA.

After taking into account the increase in these other operating income items and charges, Group **operating income** showed a decline of 13.7% in the first half of 2000. It totaled EUR 1,024 million, FRF 6,718 million, compared with EUR 1,187 million, FRF 7,783 million, in the first half of 1999.

Financial income totaled a net charge of EUR 28 million, FRF 181 million, in the first half of 2000, compared with a positive financial income of EUR 53 million, FRF 349 million, in the first half of 1999.That change takes into account the cost of financing the acquisition of the Nissan Motor shares, which took place late in the first half of 1999.

The portion attributable to Renault of **the net income of companies accounted for under the equity method** was a loss of EUR 379 million, FRF 2,487 million, in the first half of 2000, compared with a loss of EUR 24 million, FRF 154 million, in the first half of 1999.

- The integration of Nissan Motor under the equity method in the Renault financial results had an impact of EUR 397 million, FRF 2,607 million, in the first half of 2000. It incorporates the effects on the Renault accounts of:
  - A net loss by Nissan Motor for the second half of the fiscal year ending March 31, 2000, of EUR 377 million, FRF 2,470 million; this figure corresponds essentially to the incorporation of nonrecurring items.
  - A charge for goodwill for the first half of 2000 of EUR 21 million, FRF 137 million.
- The integration under the equity method of the other companies in the Group (Maïs, Teksid, Sofasa) in the Renault financial results generated a profit of EUR 18 million, FRF 120 million, in the first half of 2000, compared with a loss of EUR 24 million, FRF 154 million, in the first half of 1999.

In the first half of 2000, **current and deferred** taxes totaled a net charge of EUR 405 million, FRF 2,661 million, compared with a net charge of EUR 499 million, FRF 3,278 million, in the first half of 1999. Excluding the net income of companies accounted for under the equity method, that represents an effective tax rate of 40.7% (40.6% in the first half of 1999).

Renault **net income** in the first half of 2000 was EUR 233 million, FRF 1,529 million, compared with EUR 720 million, FRF 4,722 million, in the first half of 1999.

Net income per share was EUR 0.97, FRF 6.38, in the first half of 2000, compared with EUR 3, FRF 19.69, in the first half of 1999.

In the first half of 2000, Renault generated cash flow of EUR 1,721 million, FRF 11,287 million (compared with EUR 1,830 million, FRF 12,003 million, in the first half of 1999).

This cash flow exceeded the **capital expenditures for property, plant and equipment and intangibles,** which totaled EUR 1,383 million, FRF 9,069 million, in the first half of 2000, equivalent to 6.7% of revenues. Capital expenditures of the Automobile Division were EUR 1,145 million, FRF 7,511 million (82.8% of the total), those of the Commercial Vehicles Division EUR 97 million, FRF 632 million (7% of the total) and those of the Finance Division EUR 141 million, FRF 926 million (10.2% of the total).

In addition, the cash flow relating to **investing activities** totaled EUR 419 million, FRF 2,750 million, in the first half of 2000 and included, in particular, the payment for part of the shares of Benetton Formula Ltd (EUR 62 million, FRF 405 million), and the acquisition of 1.88% of the equity of AB Volvo, for EUR 209 million, FRF 1,372 million.

During the first six months of the year, the **financial situation** of the Renault Group changed as follows:

- **Shareholders' equity** rose from EUR 8,185 million, FRF 53,689 million, on December 31, 1999, to EUR 8,648 million, FRF 56,727 million, on June 30, 2000.
- **Net financial debt of industrial and commercial operations** on June 30, 2000, was EUR 2,886 million, FRF 18,932 million (including investing activities of EUR 318 million, FRF 2,085 million), an increase of EUR 186 million, FRF 1,227 million, compared with financial debt on December 31, 1999 (EUR 2,700 million, FRF 17,705 million). This increase resulted from a high level of industrial capital expenditures and equity acquisitions carried out in the first half of the year.

SUMMARY CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS OF THE RENAULT GROUP AT JUNE 30, 2000

Summary consolidated income statements	1st half 2000		1st half 1999 (a)		1999	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
Sales of goods and services	19,991	131,131	18,976	124,472	36,278	237,968
Sales financing revenues	781	5,127	619	4,066	1,314	8,621
Revenues (note 3)	**20,772**	**136,258**	**19,595**	**128,538**	**37,592**	**246,589**
Cost of goods and services sold	(15,550)	(102,003)	(14,854)	(97,437)	(28,264)	(185,401)
Cost of sales financing	(510)	(3,349)	(395)	(2,593)	(867)	(5,685)
Research and development expenses	(1,038)	(6,809)	(884)	(5,796)	(1,788)	(11,727)
Selling, general and administrative expenses	(2,528)	(16,581)	(2,250)	(14,762)	(4,468)	(29,311)
Operating margin	**1,146**	**7,516**	**1,212**	**7,950**	**2,205**	**14,465**
Other operating income and expenses (note 4)	(122)	(798)	(25)	(167)	(721)	(4,729)
Operating income	**1,024**	**6,718**	**1,187**	**7,783**	**1,484**	**9,736**
Financial income	(28)	(181)	53	349	32	208
Share in net income (loss) of Nissan Motor (note 6)	(397)	(2,607)	–	–	(330)	(2,165)
Share in net income (loss) of other companies accounted for by the equity method	18	120	(24)	(154)	(26)	(169)
Group pre-tax income	**617**	**4,050**	**1,216**	**7,978**	**1,160**	**7,610**
Current and deferred taxes (note 5)	(405)	(2,661)	(499)	(3,278)	(620)	(4,068)
Group net income	**212**	**1,389**	**717**	**4,700**	**540**	**3,542**
Minority interests	21	140	3	22	(6)	(36)
Renault net income	**233**	**1,529**	**720**	**4,722**	**534**	**3,506**
Earnings per share, in EUR and in FRF	**0.97**	**6.38**	**3.00**	**19.69**	**2.23**	**14.62**

(a) Does not take into account the changes of the accounting method for sales with buyback clauses and long-term leases. Proforma data have been drawn up for revenues (see note 3). The changes do not have a significant impact on operating margin, operating income and pre-tax income.

Summary consolidated balance sheets	June 30, 2000 EUR million	June 30, 2000 FRF million	December 31, 1999 EUR million	December 31, 1999 FRF million
Assets				
Intangible and tangible assets	10,447	68,528	10,031	65,793
Investments in companies accounted for by the equity method	5,011	32,869	4,905	32,174
– Nissan Motor (note 6)	*4,627*	*30,352*	*4,610*	*30,239*
– Other companies	*384*	*2,517*	*295*	*1,935*
Other investments and financial assets	807	5,293	520	3,411
Deferred tax assets	1,743	11,434	1,705	11,187
Inventories	5,729	37,582	4,870	31,944
Sales financing receivables	15,714	103,078	15,110	99,116
Trade receivables	3,702	24,280	3,518	23,079
Other receivables and prepaid expenses	2,616	17,161	2,039	13,373
Loans and marketable securities	2,311	15,157	2,678	17,568
Cash and cash equivalents	1,381	9,060	1,046	6,864
Total assets	**49,461**	**324,442**	**46,422**	**304,509**
Liabilities				
Shareholders' equity (note 7)	8,648	56,727	8,185	53,689
Minority interests (note 8)	502	3,290	630	4,135
Deferred tax liabilities and provisions for risks and liabilities	4,173	27,374	4,120	27,026
Interest-bearing borrowings (note 9):	21,041	138,018	20,344	133,449
– industrial and commercial activities	*5,713*	*37,477*	*5,468*	*35,869*
– sales financing activity	*15,328*	*100,541*	*14,876*	*97,580*
Trade and other payables	8,423	55,253	7,402	48,553
Other liabilities and deferred income	6,674	43,780	5,741	37,657
Total shareholders' equity and liabilities	**49,461**	**324,442**	**46,422**	**304,509**

Changes in consolidated shareholder's equity	Number of shares (in thousands)	Share capital EUR million	Share capital FRF million	Share premium EUR million	Share premium FRF million	Foreign currency translation adjustment EUR million	Foreign currency translation adjustment FRF million	Retained earnings EUR million	Retained earnings FRF million	Total EUR million	Total FRF million
Balance at December 31, 1998 (before allocation)	**239,798**	**914**	**5,995**	**2,367**	**15,524**	**(320)**	**(2,094)**	**4,900**	**32,137**	**7,861**	**51,562**
Dividends								(180)	(1,183)	(180)	(1,183)
Impact of change in standard IAS 19								(335)	(2,198)	(335)	(2,198)
Change in translation adjustment						305	1,995	–	7	305	2,002
1999 net income								534	3,506	534	3,506
Balance at December 31, 1999 (before allocation)	**239,798**	**914**	**5,995**	**2,367**	**15,524**	**(15)**	**(99)**	**4,919**	**32,269**	**8,185**	**53,689**
Dividends								(179)	(1,174)	(179)	(1,174)
Change in translation adjustment (a)						409	2,683			409	2,683
1st half-year 2000 net income								233	1,529	233	1,529
Balance at June 30, 2000	**239,798**	**914**	**5,995**	**2,367**	**15,524**	**394**	**2,584**	**4,973**	**32,624**	**8,648**	**56,727**

(a) The change in the first half-year 2000 translation adjustment includes the impact, in the amount of EUR 358 million (FRF 2,346 million), of yen / euro exchange rate fluctuations on the conversion of Nissan's financial statements, after recognizing the effect net of tax of currency hedges.

Summary statement of consolidated cash flows	1st half 2000		1st half 1999		1999	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
Renault net income	233	1,529	720	4,722	534	3,506
Depreciation and amortization	1,002	6,569	964	6,326	1,837	12,047
Other	486	3,189	146	955	943	6,192
Cash flow	**1,721**	**11,287**	**1,830**	**12,003**	**3,314**	**21,745**
Increase in receivables from sales financing	(650)	(4,267)	(1,174)	(7,692)	(1,617)	(10,608)
Net change in interest-bearing debts for the sales financing activity	517	3,390	1,252	8,206	2,078	13,624
Decrease (increase) in working capital requirements	(8)	(48)	360	2,359	(288)	(1,885)
Cash flows from operating activities	**1,580**	**10,362**	**2,268**	**14,876**	**3,487**	**22,876**
Acquisition of Nissan shares	–	–	(4,917)	(32,253)	(4,917)	(32,253)
Other acquisitions, net of cash acquired	(419)	(2,750)	(26)	(175)	(146)	(956)
Purchase of property, plant and equipment and intangibles	(1,383)	(9,069)	(1,132)	(7,428)	(2,437)	(15,983)
Disposals, other	251	1,648	272	1,790	454	2,977
Cash flows from investing activities	**(1,551)**	**(10,171)**	**(5,803)**	**(38,066)**	**(7,046)**	**(46,215)**
Proceeds from shareholders	(64)	(417)	–	1	41	272
Dividends paid	(44)	(289)	(23)	(151)	(222)	(1,461)
Net change in interest-bearing borrowings for industrial, commercial and other activities	417	2,730	5,002	32,815	3,720	24,403
Cash flows from financing activities	**309**	**2,024**	**4,979**	**32,665**	**3,539**	**23,214**
Net increase (decrease) in cash and cash equivalents	**338**	**2,215**	**1,444**	**9,475**	**(20)**	**(125)**

Opening balance	1,046	6,864	1,087	7,128	1,087	7,128
Increase / (decrease)	338	2,215	1,444	9,475	(20)	(125)
Effect of exchange rate changes	(3)	(19)	(5)	(31)	(21)	(139)
Closing balance	1,381	9,060	2,526	16,572	1,046	6,864

SUMMARY INFORMATION BY DIVISION

	Automobile Division		Commercial Vehicles Division		Finance Division		Consolidation operations		Consolidated total	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
1st half 2000										
Revenues	16,785	110,101	3,578	23,473	911	5,977	(502)	(3,293)	20,772	136,258
Interdivision eliminations (a)	(385)	(2,525)	(19)	(122)	(98)	(646)	502	3,293	–	–
Contribution to consolidated revenues	16,400	107,576	3,559	23,351	813	5,331			20,772	136,258
Operating margin	910	5,967	99	651	137	898			1,146	7,516
Consolidated operating income	813	5,332	89	587	122	799			1,024	6,718
1st half 1999										
Revenues	15,882	104,178	3,370	22,109	749	4,913	(406)	(2,662)	19,595	128,538
Interdivision eliminations (a)	(285)	(1,867)	(23)	(154)	(98)	(641)	406	2,662	–	–
Contribution to consolidated revenues	15,597	102,311	3,347	21,955	651	4,272			19,595	128,538
Operating margin	965	6,330	125	819	122	801			1,212	7,950
Consolidated operating income	911	5,974	152	998	124	811			1,187	7,783
1999										
Revenues	30,246	198,403	6,516	42,739	1,594	10,459	(764)	(5,012)	37,592	246,589
Interdivision eliminations (a)	(508)	(3,335)	(42)	(269)	(214)	(1,408)	764	5,012	–	–
Contribution to consolidated revenues	29,738	195,068	6,474	42,470	1,380	9,051			37,592	246,589
Operating margin	1,763	11,563	220	1,444	222	1,458			2,205	14,465
Consolidated operating income	1,161	7,613	58	383	265	1,740			1,484	9,736

(a) Interdivision transactions are carried out under near-market conditions.

NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The Group's consolidated half-year financial statements are prepared in accordance with current French accounting regulations regarding interim financial statements, and with the accounting policies used for the 1999 annual financial statements. In determining its accounting policies, the Group applies IASC standards insofar as they are compatible with French accounting principles and accounting practices generally adopted by the worldwide automobile industry.

At June 30, 2000 the accounting policies applied by the Group differed from IAS standards and interpretations as follows:

- Renault, like other international automobile manufacturers, expenses development costs as soon as they are incurred, whereas under IAS they would be capitalized.
- Treasury shares acquired by Renault for stock option plans awarded to Group managers and executives are recorded under Marketable Securities, whereas under IAS they would be deducted from shareholders' equity.

The implementation of the new French consolidation regulations and of the new IAS standards (IAS 36: Impairment of Assets; IAS 37: Provisions, Contingent Liabilities and Contingent Assets; IAS 38: Intangible Assets; and the revised IAS 22: Business Combinations) has not had an impact on the financial statements.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

Renault acquired 100% of Benetton Formula Ltd for USD 120 million during the first-half 2000.The acquisition generated provisional goodwill of EUR 116 million (FRF 760 million), amortized on a straight-line basis over 20 years.

The other changes in the scope of consolidation in the first-half 2000 did not have a significant impact on the Group's financial statements.

3. 1st HALF 1999 PROFORMA REVENUES

	Automobile Division		Commercial Vehicles Division		Finance Division		Total	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
1st half 1999 published revenues	15,597	102,311	3,347	21,955	651	4,272	19,595	128,538
Change in accounting method for sales with buyback clauses and long-term leases	(633)	(4,154)	(104)	(685)	(10)	(68)	(747)	(4,907)
Impact of changes in scope of consolidation (a)	141	928	–	–	117	765	258	1,693
1st half 1999 proforma revenues (applying 1st half 2000 method and structure)	15,105	99,085	3,243	21,270	758	4,969	19,106	125,324
1st half 2000 revenues	16,400	107,576	3,559	23,351	813	5,331	20,772	136,258

(a) includes full consolidation of Nissan's financial subsidiaries in Europe for EUR 115 million (FRF 755 million) for the Finance Division, and full consolidation of Dacia for EUR 130 million (FRF 854 million) for the Automobile Division.

4. OTHER NET OPERATING INCOME AND EXPENSES

	1st half 2000		1st half 1999		1999	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
Restructuring and workforce adjustments costs and provisions	(122)	(798)	(30)	(194)	(681)	(4,464)
Other	–	–	5	27	(40)	(265)
Total	**(122)**	**(798)**	**(25)**	**(167)**	**(721)**	**(4,729)**

In first-half 2000, the costs and provisions relative to restructuring and workforce adjustments include:

- EUR 40 million (FRF 265 million) in provisions relative to the early retirement system for employees ("CASA") for French subsidiaries for which an agreement has been signed in 2000 and the discounting of the "CASA" provisions allocated in 1999,
- EUR 28 million (FRF 187 million) in provisions allocated by the Spanish subsidiary FASA relative to an early retirement plan for employees aged over 57 and a half in 2000.

In 1999, the costs and provisions relative to restructuring and workforce adjustments included provisioning of EUR 584 million (FRF 3,833 million) for the early retirement system for employees ("CASA").

5. CURRENT AND DEFERRED TAXES

The current and deferred tax item for first-half 2000 has been calculated on the basis of the estimated effective rate for the full year, namely 40.7% (excluding the impact of Nissan accounted for by the equity method), adjusted for certain transactions specific to first-half 2000.

6. INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

The breakdown is as follows

FRF million	Net goodwill on acquisition	Share of net assets	Total
At December 31, 1999	5,356	24,883	30,239
1st half-year 2000 net loss	(137)	(2,470)	(2,607)
Translation adjustment	–	2,720	2,720
At June 30, 2000	5,219	25,133	30,352

EUR million	Net goodwill on acquisition	Share of net assets	Total
At December 31, 1999	817	3,793	4,610
1st half-year 2000 net loss	(21)	(377)	(398)
Translation adjustment	–	415	415
At June 30, 2000	796	3,831	4,627

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31. Consequently, the Renault Group's consolidated financial statements for first-half 2000 include the consolidated financial statements of Nissan Motor for the period October 1, 1999 – March 31, 2000, after restatement to comply with Renault Group requirements.

A. Goodwill on acquisition

The provisional goodwill arising on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from June 30, 1999.

B. Nissan motor consolidated financial statements (japanese generally accepted accounting principles)

The key figures in the Nissan Motor consolidated financial statements for the year ending March 31, 2000, prepared in accordance with Japanese generally accepted accounting principles, are summarized below (in JPY billion):

Income statement (key figures)

in JPY billion	Year ending March 31, 2000	1st half-year 1/04/1999 – 30/09/1999	2nd half-year 1/10/1999 – 31/03/2000
Revenues	5,978	3,045	2,933
Operating income	83	58	25
Ordinary income	(2)	42	(44)
Exceptional items	(711)	(390)	(321)
Net loss	**(684)**	**(323)**	**(361)**

Summarized balance sheets

in JPY billion	March 31, 2000	September 30, 1999
Property, plant and equipment	2,848	2,985
Other fixed assets	475	531
Other assets	2,369	2,552
Translation adjustment	366	342
Cash and cash equivalents	483	750
Total assets	**6,541**	**7,160**
Shareholders' equity	929	1,284
Minority interests	60	58
Long-term financial liabilities	1,656	1,870
Other long-term liabilities	915	819
Short-term financial liabilities	1,316	1,476
Other liabilities	1,665	1,653
Total shareholders' equity and liabilities	**6,541**	**7,160**

C. Changes in restated shareholders' equity

in JPY billion	September 30, 1999	Half-yearly result	Other changes	March 31, 2000
Shareholders' equity under Japanese GAAP	1,284	(361)	6	929
Restatements for Renault Group requirements:				
– Reclassification of translation adjustment	(342)		(24)	(366)
– Revaluation of fixed assets	828	80		908
– Pension liabilities	(459)	1		(458)
– Other restatements	(149)	171	(2)	20
– Total restatements	(122)	252	(26)	104
Net assets restated for Renault Group requirements	1,162	(109)	(20)	1,033
Renault's share (36.8%)				
– in JPY billion	428	(40)	(8)	380
– in FRF million	24,883	(2,470)	2,720	25,133
– in EUR million	3,793	(377)	415	3,831

"Other changes" in FRF mainly represent the difference in the translation adjustment resulting from the rise in the value of the yen against the euro.

Restatements for Renault Group consolidation requirements to first half-year 2000 net income concern essentially the "Revival Plan", which had already been recorded by Renault in the consolidated financial statements of 1999.

D. Hedge for the investment in Nissan Motor

The following transactions were designated as currency hedges for Renault's share in the shareholders' equity of Nissan restated in yen:

- In July 1999, Renault set up a partial hedge for the investment, issuing EUR 500 million (FRF 3,280 million) in 7-year bonds. A currency swap was implemented to convert the bond into yen,
- In June 2000, Renault set up a second partial hedge, consisting of a forward sale of JPY 150 billion maturing at December 15, 2000 that the Group intends to renew through to December 2003.

7. SHAREHOLDERS' EQUITY

At the Annual General Shareholders' Meeting of June 8, 2000 it was decided to distribute EUR 182.8 million (FRF 1,199 million) in dividends (EUR 0.76, FRF 5.00 per share). Dividends were declared on July 3, 2000.

In accordance with decisions approved at the General Shareholders' Meetings of June 10, 1999 and June 11, 1998 the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group managers and executives. In compliance with French accounting rules, these shares were recorded under Marketable Securities in an amount of EUR 165 million (FRF 1,080 million) at June 30, 2000 (EUR 165 million, FRF 1,081 million at December 31, 1999). Under IAS, they would be recorded as a deduction against shareholders' equity.

8. MINORITY INTERESTS

The reduction in minority interests during first-half 2000 was mainly due to the following:

- FASA acquired shares held by minority shareholders through a public buyout offer organized in February 2000. This resulted in a EUR 83 million (FRF 545 million) reduction in minority interests and raised the Group's share from 92.2% to 99.6%.
- The Group increased its interests in Renault Argentina from 47.3% to 63.7% and in Dacia from 51% to 73.3% following a capital increase by these two companies.

9. INTEREST-BEARING DEBT

Three bonds issued in 1993 and in 1997 by Renault Crédit International matured during first-half 2000 and were redeemed for EUR 610 million (FRF 4 billion).

Renault Crédit International issued during the first-half 2000:

- a 6-year bond for a nominal EUR 250 million (FRF 1,640 million),
- a 3-year bond for a nominal EUR 500 million (FRF 3,280 million).

10. NET FINANCIAL INDEBTEDNESS (excluding sales financing)

	June 30, 2000		Decembre 31, 1999	
	EUR million	FRF million	EUR million	FRF million
Redeemable shares	318	2,085	318	2,085
Bonds	2,104	13,804	2,100	13,775
Other interest-bearing debts	3,291	21,588	3,050	20,009
Investment loans	(1,521)	(9,977)	(1,772)	(11,630)
Treasury shares	(165)	(1,080)	(165)	(1,081)
Other marketable securities	(224)	(1,471)	(249)	(1,635)
Cash and cash equivalents	(917)	(6,017)	(582)	(3,818)
Net financial indebtedness	**2,886**	**18,932**	**2,700**	**17,705**

11. CURRENT OPERATIONS

A. Renault / Samsung agreement

Renault, the Samsung Group and Hanvit Bank, the main creditor of Samsung Motors Inc., signed an agreement with a view to setting up a joint company, Renault Samsung Motors. The new entity will acquire the operating assets of Samsung Motors Inc. for a non-discounted amount of KRW 615 billion (EUR 609 million, FRF 3,992 million) of which KRW 110 billion (EUR 109 million, FRF 712 million) will be paid in cash. This agreement has been submitted for approval to the Commercial Court of Pusan (South Korea). Under the terms of the agreement, the joint company will be 70.1% owned by Renault, 19.9% owned by the Samsung Group and 10% owned by the credit banks of Samsung Motors Inc.

Payment for acquisition of the operating assets will be made in installments through to 2014. The net present value of the investment is KRW 310 billion (EUR 307 million, FRF 2,012 million), of which KRW 169 billion (EUR 167 million, FRF 1,097 million) is conditional on the company's generating an operating profit.

Renault Samsung Motors will be fully consolidated from the date on which the approval is obtained. This is scheduled to take place in the second half of 2000.

B. Renault / Volvo agreement

On July 18, 2000 Renault and Volvo signed an agreement to bring together Volvo's and Renault's truck operations. This agreement will be submitted for approval to US and European antitrust authorities. It would involve exchanging 100% of Renault VI's shares for 15% of AB Volvo's shares. Renault will acquire a further 5% of AB Volvo's shares on the open market, bringing its stake to 20%.

AB Volvo/Renault VI will be consolidated by the equity method from the date on which approval from US and European antitrust authorities is obtained. At this date, Renault will record a capital gain corresponding to the contribution to AB Volvo of 85% of Renault VI.

As part of this operation, in first-half 2000 Renault acquired 8,280,000 AB Volvo shares for EUR 209 million (FRF 1,372 million) including acquisition costs, recorded under Other Investments and Financial Assets. At June 30, 2000 Renault held 1.88% of Volvo's capital.

12. OTHER INFORMATION

The Group is periodically subject to tax audits in France and other countries in which it operates. Tax adjustments are recorded in the financial statements. Contested tax adjustments are also taken into account for an amount equal to the estimated risk.

At the end of March 1999, the European Commission launched an enquiry into intra-EU trade in Renault vehicles. Renault now awaits a decision which must be handed down by year-end 2001.

A new European Directive specifies that as of 2006, manufacturers will have to retrieve end-of-life vehicles free-of-charge for the final owner. As the detailed mode of enforcement has not yet been defined, it is not possible to deduce what commitments manufacturers will be asked to make.

AUDITORS' REVIEW REPORT ON THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Half year ended 30 June 2000

We have reviewed the accompanying half year consolidated condensed financial statements of Renault SA, covering the period from 1 January to 30 June 2000.

The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements prepared in accordance with generally accepted accounting principles in France do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 June 2000 and of the results of its operations for the six month period then ended.

Pursuant to French company law, we have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review. We have no comment to make as to the fairness of the information contained in the half year management report.

Paris 27 July 2000

The auditors

ERNST & YOUNG - Audit	DELOITTE TOUCHE TOHMATSU
Dominique THOUVENIN	Olivier AZIÈRES

July 2000

03 DEC -2 AM 7:21

Exhibit C

DESCRIPTION OF ALL FRENCH-LANGUAGE PERIODIC PUBLICATIONS IN THE BALO*

Published in the BALO on:	Description of Document:
September 8, 2003	Condensed consolidated financial statements as at and for the six months ended June 30, 2003, including auditor's review report.
July 30, 2003	Stand-alone and consolidated sales figures of the Company for the quarter and the six months ended June 30, 2003.
May 14, 2003	Auditors' reports on the Company's stand-alone and consolidated financial statements, each as at and for the year ended December 31, 2002.
April, 30, 2003	Stand-alone and consolidated sales figures of the Company for the quarter ended March 31, 2003.
April 7, 2003	Audited stand-alone and consolidated financial statements of the Company, each as at and for the year ended December 31, 2002.
February 14, 2003	Stand-alone and consolidated sales figures of the Company for the year ended December 31, 2002.
November, 8, 2002	Stand-alone and consolidated sales figures of the Company for the quarter ended September 30, 2002.
September, 23, 2003	Condensed consolidated financial statements as at and for the six months ended June 30, 2002, including auditor's review report.
September 13, 2002	Auditors' reports on the Company's stand-alone and consolidated financial statements, each as at and for the year ended December 31, 2001.
April 12, 2002	Audited stand-alone and consolidated financial statements of the Company, each as at and for the year ended December 31, 2001.
February 15, 2002	Stand-alone and consolidated sales figures of the Company for the year ended December 31, 2001.
October 31, 2001	Stand-alone and consolidated sales figures of the

* Only annual and semi-annual reports are available in English and included in Exhibits A and B.

	Company for the quarter ended September 30, 2001.
September 26, 2001	Condensed consolidated financial statements as at and for the six months ended June 30, 2001, including auditor's review report.
August, 3, 2001	Stand-alone and consolidated sales figures of the Company for the quarter and the six months ended June 30, 2001.
May 11, 2001	Stand-alone and consolidated sales figures of the Company for the quarter ended March 31, 2001.
April, 25, 2001	Audited stand-alone and consolidated financial statements of the Company, each as at and for the year ended December 31, 2000.
February, 16, 2001	Stand-alone and consolidated sales figures of the Company for the year ended December 31, 2000.
November, 15, 2000	Stand-alone and consolidated sales figures of the Company for the quarter ended September 30, 2000.

03 DEC -2 AM 7:21

Exhibit D

Documents sent by Renault to its shareholders since January 1, 2001

General Shareholders' Meeting on April 29, 2003:

Notices (*avis de réunion* and *avis de convocation*), published in the BALO, including agenda and draft resolutions. An English-language translation of the agenda and draft resolutions is attached hereto as Exhibit D.1.

General Shareholders' Meeting on April 26, 2002:

Notices (*avis de réunion* and *avis de convocation*), published in the BALO, including agenda and draft resolutions. An English-language translation of the agenda and draft resolutions is attached hereto as Exhibit D.2.

Extraordinary General Shareholders' Meeting on March 28, 2002:

Notices (*avis de réunion* and *avis de convocation*), published in the BALO, including draft resolutions. An English-language translation of the draft resolutions is attached hereto as Exhibit D.3.

General Shareholders' Meeting on May 10, 2001:

Notices (*avis de réunion* and *avis de convocation*), published in the BALO, including agenda and draft resolutions. An English-language translation of the agenda and draft resolutions is attached hereto as Exhibit D.4.

Exhibit B.1

SEC File No. 82-4001

RENAULT

03 DEC -2 AM 7:21

MIXED GENERAL MEETING

of 29 April 2003

Agenda

As Ordinary General Meeting.

1st Approval of the consolidated accounts for the 2002 financial year.
2nd Approval of the (company) accounts for the 2002 financial year.
3rd Appropriation of the results of the 2002 financial year.
4th Special report by the Statutory Auditors on agreements ref erred to in Article L 225-38 of the Commercial Code.
5th Renewal of the term of office of a director.
6th Appointment of a director representing shareholding employees.
7th Appointment of a director representing shareholding employees.
8th Ratification of the appointment of a director by the Board of Directors and renewal of his term of office
9th Ratification of the appointment of a director by the Board of Directors
10th Ratification of the appointment of a director by the Board of Directors
11th Release of a director from liability as may have arisen in the performance of his duties.
12th Release of a director from liability as may have arisen in the performance of his duties.
13th Release of a director from liability as may have arisen in the performance of his duties.
14th Release of a director from liability as may have arisen in the performance of his duties.
15th Release of a director from liability as may have arisen in the performance of his duties.
16th Report of the Statutory Auditors on elements used to determine the remuneration of equity loans.
17th Fixing the amount of Directors' fees.
18th Authorisation granted to the Board of Directors to deal in the company's own shares on the stock market.
19th Issue of bonds.

As Extraordinary General Meeting:

20th Authorisation of the cancellation of the company's shares acquired by the company itself.
21st Issue of securities granting access to the registered capital, with maintenance of the preferential subscription right.

22nd Issue of securities granting access to the registered capital, with exclusion of the preferential subscription right.
23rd Capital increase in order to proceed with a public exchange offer.
24th Global limitation of authorisations granted to the Board of Directors.
25th Capital increase by incorporation of reserves or profits, share issue premiums or capital contributions.
26th Stock option plan for subscription to or acquisition of Renault shares attributable to certain employees.
27th Capital increase by issue of shares reserved to employees.
28th Amendment of the Articles of Association.
29th Powers for formalities.

RENAULT

MIXED GENERAL MEETING

of 29 April 2003

Draft Resolutions

****

As Ordinary General Meeting:

First resolution (*Approval of the consolidated accounts*)

The General Meeting, having examined the management report from the Board of Directors and the report from the Statutory Auditors on the accounts for the financial year ended on 31 December 2002, hereby approves the consolidated accounts as they have been presented to it, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code showing net profits of 1 956 million euros.

Second resolution (*Approval of the annual company accounts*)

The General Meeting, having examined the management report from the Board of Directors and the general report from the Statutory Auditors on the accounts for the financial year ended on 31 December 2002, hereby approves, as they have been presented, the accounts for this financial year showing profits of 3,110,815,471.33 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Third resolution (*Appropriation of the results*)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	3,110,815,471.33
Allocation to the statutory reserve	16,284,156.41

Remainder	3,094,531,314.92
Previous carry forward	3,199,467,273.15
Distributable profits for the financial year	6,293,998,588.07
Dividends	327,677,685.70
New carry forward	5,966,320,902.37

A net dividend of 1.15 euros will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either 0.575 euros, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the *Code général des impôts* [General Tax Code] by a legal entity subject to company tax;

- or 0.173 euros in other cases.

The dividend shall be payable on 15 May 2003.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

Moreover, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out, the figures being converted to euros for the financial years 1999 and 2000.

Financial year	*Dividend per share*	*Tax already paid per share (tax credit)*	*Global income per share*
1999	*0.76*	*either 0.38* *or 0.31*	*either 1.14* *or 1.07*
2000	*0.91*	*either 0.46* *or 0.23*	*either 1.37* *or 1.14*
2001	*0.92*	*either 0.46* *or 0.14*	*either 1.38* *or 1.06*

<u>Fourth resolution</u> (*Agreements referred to in Article L. 225-38 of the Commercial Code*)

The General Meeting, having heard the reading of the report from the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code, and deciding on the basis of this report, hereby approves each of these agreements as mentioned therein.

<u>Fifth resolution</u> *(Renewal of the term of office of a Director)*

The General Meeting hereby renews the term of office of Mr Henri MARTRE as director, for a period of four years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2006.

<u>Sixth and seventh resolutions</u> *(Appointment of a director)*

Pursuant to the Decree of 2 March 1995 adopted in implementation of the Law of 25 July 1994 and Article 10 of the Company's Articles of Association, the General Meeting of shareholders appoints a Director representing shareholding employees. Two candidates are proposed for appointment, with a single post being available. Only the candidate who, during this General Meeting, in addition to the required majority, also receives the greatest number of votes, shall be appointed. Votes which are cast in favour of both the sixth and seventh resolutions shall be null and void.

<u>Sixth resolution</u> *(Appointment of a director)*

The General Meeting hereby appoints Mr Pierre ALANCHE as director for a period of six years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2008.

<u>Seventh resolution</u> *(Appointment of a director)*

The General Meeting hereby appoints Mr Philippe CHARTIER as director for a period of six years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2008.

<u>Eighth resolution</u> *(Ratification and renewal of the appointment of a director)*

The General Meeting hereby decides to:

- ratify the appointment of Mr Bruno BEZARD as Director, as designated by administrative Order dated 22 July 2002 as representative of the State, said

appointment having been the object of a decision by the Board of Directors in its meeting of 25 July 2002. Mr Bruno BEZARD shall succeed to Mr Nicolas JACHIET for the remainder of the term of office of the latter, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2002.

- renew the term of office of Mr Bruno BEZARD, as designated by administrative Order dated 22 July 2002 as representative of the State, as director, for a period of four years, i.e. until the General Meeting deciding on the accounts for the financial year ending on 31 December 2006.

Ninth resolution *(Ratification of the appointment of a director)*

The General Meeting hereby ratifies the appointment of Mr Marc LADREIT de LACHARRIERE as director, said appointment having been the object of a decision by the Board of Directors in its meeting of 22 October 2002. Mr Marc LADREIT de LACHARRIERE shall succeed to BNP PARIBAS, represented by Mr Michel PEBEREAU for the remainder of its term of office, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2005.

Tenth resolution *(Ratification of the appointment of a director)*

The General Meeting hereby ratifies the appointment of Ms Dominique de LA GARANDERIE as director, said appointment having been the object of a decision by the Board of Directors in its meeting of 25 February 2003. Ms Dominique de LA GARANDERIE shall succeed to Mr Jean-Luc LAGARDERE for the remainder of the term of office of the latter, i.e. until the General Meeting deciding on the accounts of the financial year ended 31 December 2004.

Eleventh resolution *(Release of a director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of BNP PARIBAS, represented by Mr Michel PEBEREAU, from any liability to which it may have been subject in the performance of its management duties, the term of office of the same having ended during the financial year ended 31 December 2002.

Twelfth resolution *(Release of a director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Mr Nicolas JACHIET from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Thirteenth resolution *(Release of a director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Mr Jean-Marie BOUSSET from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Fourteenth resolution *(Release of a director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Mr Jean-Pierre CAMESCASSE from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Fifteenth resolution *(Release of a director from liability as may have arisen in the performance of his duties)*

The General Meeting hereby grants full and final release of Ms Danièle POTVIN from any liability to which he may have been subject in the performance of his management duties, his term of office having ended during the financial year ended 31 December 2002.

Sixteenth resolution (*Report from the Statutory Auditors on equity loans*)

The General Meeting hereby takes note of the report from the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Seventeenth resolution *(Fixing the amount of Directors' fees)*

The General Meeting hereby decides to fix at 600,000 euros, the annual amount of Directors' fees to be divided between the Directors for the current financial year and the following financial years until such time as it decides otherwise.

Eighteenth resolution *(Authorisation for the Company to trade in its own shares on the stock market)*

The General Meeting, having studied the report from the Board of Directors, hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;

- ensure the management of its cash-flow and equity;

- use all or part of the shares acquired

  * either to transfer them to the employees and officers of the Company and of its group, under those conditions and according to those terms provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);

  * or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;

- cancel them, subject to adoption of the twentieth resolution within the competence of the Extraordinary General Meeting as appearing on the agenda of this General Meeting.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares or by use of derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at 90 euros per share and the minimum sale price at 15 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may dedicate to the acquisition of its own shares may not exceed 2.564.433.990 euros.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices

indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to proceed with all stock market orders, conclude any and all agreements, draw up all documents including in particular information documents, proceed with all formalities and declarations with all bodies and, in general, do all that is necessary.

Nineteenth resolution (*Bond loan issue*)

The General Meeting, after having examined the report from the Board of Directors:

Authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, or its equivalent in foreign currencies, in the form and at such times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation to its Chairman or to any other person of its choice, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2004 financial year.

As extraordinary general meeting:

Twentieth resolution (*Authorisation of the cancellation of the company's shares acquired by the company itself*)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of

Directors, pursuant to Article L 225-209 of the Commercial Code, with the right to sub-delegate, as follows:

- to cancel, on one or more occasions, those shares acquired through the implementation of the authorisation granted in the eighteenth resolution presented to this General Meeting or any resolution which may be substituted for the same, per period of twenty-four months up to a limit of 10% of the total number of shares making up the registered capital at the date of the operation, and to reduce the registered capital correlatively while deducting the difference between the value for acquisition of the shares and their par value from any accounts representing reserves or share issue premiums.

- to amend the Articles of Association as a consequence and fulfil any necessary formalities.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months.

Twenty-first resolution *(Issue of securities granting access to the registered capital, with maintenance of the preferential subscription right)*

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of paragraph 3 of Article L 225-129 of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately or at a future date, to shares in the company;

2. Hereby decides that the amount of the capital increases liable to be made immediately or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currency;

4. Hereby decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of Directors shall have the possibility of granting

shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the number they may subscribe to as irreducible amounts, as a proportion of their subscription rights and, in any event, up to the limit of the number they request;

Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of Directors may make use of one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;

- freely allot all or part of the unsubscribed securities;

- offer all or part of the unsubscribed securities to the general public;

5. Hereby decides that this issue of share warrants over the company pursuant to Article L. 228-95 of the Commercial Code may take place either by subscription offer under the conditions set forth hereinabove, or by gratuitous allotment to the holders of existing shares;

6. Hereby observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by the shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

   Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman, under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism

for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-second resolution (*Issue of securities granting access to the registered capital, with exclusion of the preferential subscription right*)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, and pursuant to the provisions of paragraph 3 of Article L 225-129 of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately or at a future date, to shares in the company, including where said securities are issued pursuant to Article L. 228-93 of the Commercial Code;

2. Hereby decides that the amount of capital increases liable to undertaken immediately or at a future date pursuant to the above delegation of powers may not be greater than a par value of three hundred million euros, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies;

4. Hereby decides to exclude shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of Directors may grant shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of Directors think fit, be exercised for both irreducible and reducible amounts;

5. Hereby decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:

   - limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;

   - freely allot all or part of the unsubscribed securities;

   - offer all or part of the unsubscribed securities to the general public;

6. Hereby observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing future entitlement to shares in the company as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

   Hereby decides to exclude shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, after taking account of the issue price of warrants in the event of an issue of autonomous share warrants, shall be at least equal to the average of the opening stock market quoted price of the shares observed on the stock market for ten consecutive stock market sessions chosen from among the twenty stock market sessions preceding the beginning of the issue of the aforementioned securities and after correction of this average, where necessary, in order to take account of the date of entitlement to dividends;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to

implement this delegation of powers, in order in particular to determine the dates and terms of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing future access to the share capital of the company, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium(s) including in particular for expenses incurred for the completion of the issues, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

9. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2004 financial year.

<u>Twenty-third resolution</u> (*Capital increase in order to proceed with a public exchange offering*)

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, and in compliance with the provisions of Article L. 225-148 of the Commercial Code, hereby authorises the Board of Directors to increase the capital of the company by a maximum par value of three hundred million euros, by the successive or simultaneous issue, on one or more occasions, of new shares in the company in order to remunerate securities contributed in a public exchange offering concerning the shares of a company accepted for trading on a regulated market or officially listed in a State which is a signatory to the agreement on the European Economic Area other than France or a Member State of the Organisation for Economic Co-operation and Development.

These issues of new shares remunerating securities contributed in a public exchange offering may, in conformity with Article L. 225-129 of the Commercial Code, arise from the issue of securities of any nature providing entitlement, immediately or at a future date, to an amount of the share capital of the company. The par value for loan securities issued, if any, pursuant to this authorisation may not exceed three billion euros.

The General Meeting hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular:

- to fix the parity of exchange as well as the amount of the cash balance to be paid, if any,

- to observe the number of shares contributed in the exchange,

- to determine the dates and issue conditions, including in particular the price and date of entitlement to dividends, of the new shares or of the securities providing access immediately or at a future date to an amount of the share capital of the company,

- to record, among the liabilities on the company's balance sheet in a "contribution issue premium" account, to which all shareholders shall be entitled, the difference between the issue price of the new shares and their par value,

- to proceed, where necessary, with the deduction from said "contribution issue premium" account, all of the expenses and duty incurred due to the authorised operation,

and

- generally, to take all necessary steps and conclude all agreement in order to complete the authorised operation properly , to observe the capital increase(s)

which arising therefrom and to proceed with the correlative amendment of the Articles of Association.

This authorisation granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-fourth resolution (*Global limitation of authorisations granted to the Board of Directors*)

The General Meeting, having examined the report from the Board of Directors, and as a consequence of the adoption of the eighteenth, nineteenth and twentieth resolutions, hereby decides:

- to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the aforementioned resolutions at the sum of three billion euros, or its equivalent in foreign currency or in a unit of account which is determined by reference to several currencies.

and,

- to fix the maximum par value of capital increases, whether immediate or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at the sum of five hundred million euros, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares.

Twenty-fifth resolution (*Capital increase by incorporation of reserves or profits, share issue premiums or contribution issue premiums*)

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report from the Board of Directors, hereby delegates the necessary powers to said Board in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros, by successive or simultaneous incorporation into the capital of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting hereby decides that fractions or rights arising therefrom shall not be negotiable and the corresponding shares shall not be sold; the sums arising from the sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of Directors, with the right to sub-delegate to its Chairman under such conditions as laid down by law, in order in particular to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2004 financial year.

Twenty-sixth resolution *(Stock option plan for subscription to or acquisition of Renault shares attributable to certain employees)*

The General Meeting, after having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L 225-177 of the Commercial Code, to grant, on one or more occasions, in favour of certain employees in the Company and in the companies and groupings which are bound to it under those conditions referred to in Article L 225-180 of the Commercial Code, stock options providing entitlement to the subscription of new shares in the Company issued by way of a capital increase, or the purchase of shares in the Company as acquired by the company itself under statutory and regulatory conditions.

The General Meeting, in addition, hereby authorises the Board of Directors, pursuant to Article L 225-185, to grant said options to the Chairman of the Board of Directors, to the Chief Executive, and to the Deputy Chief Executives.

The Board of Directors shall have a period not exceeding thirty-eight months as of the date of this General Meeting, in order to use this authorisation on one or more occasions.

The total number of stock options which may be granted in this way may not provide entitlement to the acquisition of a number of shares which is greater than 2% of the amount of the shares making up the registered capital on the date hereof.

Moreover, the General Meeting hereby takes note that, pursuant to Article L 225-178 of the Commercial Code, this authorisation includes, for the beneficiaries of options for subscription, the express waiver by the shareholders of their preferential subscription right for shares issued progressively with the exercise of options.

As of the date of attribution of stock options by the Board of Directors, the beneficiaries of these options shall have a minimum period of four years and a maximum of eight years in order to exercise this option. After this period has expired, the stock option shall lapse definitively.

The following may not benefit from stock options: company officers and members of staff of the Company and of Groupings which are connected under those conditions referred to in Article L 225-180 of the Commercial Code, who hold more than 10% of the registered capital of the Company.

The price to be paid on exercise of a subscription option by the beneficiaries shall be determined on the date on which the stock options are granted by the Board of Directors. The share subscription price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted.

No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

The price to be paid on exercise of a purchase option by the beneficiaries shall be determined on the day on which options are granted by the Board of Directors. The share purchase price shall be equal to the average of weighted average market price over the twenty stock market sessions preceding date on which the option is granted, and not less than 80% of the average purchase price of shares previously acquired by the company itself pursuant to Articles L 225-208 and L 225-209 of the Commercial Code. No option may be granted less than twenty stock market sessions after the detachment of a coupon providing entitlement to dividends or capital increase.

No option may be granted:

- within a period of ten stock market sessions preceding and following the date on which the consolidated accounts, or in their absence the company accounts, were made public.

- during the period between the date on which the corporate decision-making bodies became aware of information which, if it were made public, could have a significant effect on the market price of Renault shares, and the date which follows ten stock market sessions after the date on which said information was made public.

In the event of departure from the company, and in the absence of a decision to the contrary, the employee will lose the benefit of purchase or subscription options attributed to him or her which have not been exercised.

The Board of Directors is hereby granted all powers within the above limits in order to determine all of the terms and conditions of the operation, including in particular:

- to fix the date of opening and exercising of options;

- to adopt the list of beneficiaries;

- to fix the conditions under which the options shall be granted and the quantities of shares concerned by them;

- to decide on the conditions under which the price or number of shares may be adjusted in order to take account of financial operations undertaken by the Company and, where necessary, the conditions under which the exercise of options may be suspended;

- to draw up the regulations for the stock option plan or the notice which shall fix the purchase price and terms under which the beneficiaries of these options may exercise their rights;

- to proceed with all acts and formalities in order to make the corresponding capital increase(s) arising under the authorisation provided in this resolution definitive, and to make the correlative amendments to the Articles of Association;

- on its simple decision, if it thinks fit, to apply the expenses of the capital increases against the amount of issue premiums pertaining to these capital increases and to deduct the necessary sums from this amount in order to increase the statutory reserve to one tenth of the new registered capital after each capital increase;

- and, generally, to do all that is necessary.

The Board of Directors shall inform the Annual General Meeting each year as to operations undertaken under this resolution.

Twenty-seventh resolution *(Capital increase by issue of shares reserved to employees)*

The General Meeting, deciding under the quorum and majority conditions required for extraordinary general meetings and in the framework of Articles L. 443-1 et seq. of the Employment Code and Article L. 225-138 IV of the Commercial Code, having examined the report from the Board of Directors and the special report from the Statutory Auditors:

1. Hereby terminates, as of this General Meeting, the authorisation granted to the Board of Directors by the Mixed General Meeting of 28 March 2002, in its fourth resolution.

2. Delegates to the Board of Directors, for a period of five years as of the date of this General Meeting, all powers necessary in order to proceed with a capital increase within a limit of 4%of the share capital, on one or more occasions, by its simple decision alone, through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, or (iii) a voluntary partnered group- or enterprise-level company savings

scheme, employees or corporate officers of the Company or of a French or foreign company in the group and which is bound to the group within the meaning of Article L. 225-180 of the Commercial Code and Article L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;

3. Decides to exclude the preferential subscription rights of shareholders, in favour of said beneficiaries;

4. Decides that the Board of Directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the company, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;

5. Decides that:

   the subscription price for new shares may neither be higher than the average of the twenty stock-market sessions preceding the date of the meeting of the Board of Directors fixing the dates of beginning of subscriptions, nor less than 20% of said average or 30%, respectively, for the case of a savings scheme or voluntary partnered employees' savings scheme;

   the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of Directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of Directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;

- to decide on the amount to issue, the issue price, the terms of each issue;

- to determine the dates for beginning and end of the subscription period;

- to fix, within statutory limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;

- to determine the date, which may be retroactive, for possession and entitlement to dividends for the new shares and, as applicable, the other securities providing entitlement to the share capital of the Company;

- to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of Directors shall also have all powers, with the right to sub-delegate such powers to its Chairman, in order to observe formally the capital increases up to the amount of the shares actually subscribed to, proceed with the correlative amendment of the Articles of Association, accomplish all operations and formalities either directly or though an agent as are connected to the capital increases by its simple decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct the necessary sums from said amount in order to increase the statutory reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that is otherwise necessary.

This authorisation granted to the Board of Directors, together with the right of sub-delegation to its Chairman where relevant, shall be valid as of this General Meeting until the General Meeting which is called to decide on the accounts for the 2007 financial year.

Twenty-eighth resolution *(Amendment of the Articles of Association)*

The General Meeting, after having examined the report from the Board of Directors, hereby decides to fix the age limit for holding office as Chairman of the Board of Directors to 70 years old, and consequently amends paragraph 2 of Article 11 of the Articles of Association as follows:

"The term of office of the Chairman of the Board of Directors cannot exceed his term of office as director. In any event, the term of office of the Chairman of the Board of Directors shall fully and automatically come to an end at the end of the Ordinary General Meeting deciding on the accounts of the financial year during which he attained the age of seventy years old".

The General Meeting hereby approves and adopts all of the terms the new drafting as has been submitted to it.

Twenty-ninth resolution (*Powers*)

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

Exhibit D.2

SEC File No. 82-4001

RENAULT

03 DEC -2 AM 7:21

MIXED GENERAL MEETING

of 26 APRIL 2002

Agenda

As Ordinary General Meeting:

- *Approval of the consolidated accounts*
- *Approval of the company accounts*
- *Appropriation of the results*
- *Agreements referred to in Article L 225-38 of the Commercial Code*
- *Renewal of the terms of office of the Statutory Auditors*
- *Report of the Statutory Auditors on equity loans*
- *Fixing the amount of Directors' fees*
- *Authorisation to deal in the company's own shares on the stock market*
- *Issue of bonds.*

As Extraordinary General Meeting:

- *Maintaining of conditions for the fixing of the issue price for a capital increase reserved to Nissan Finance Co., Ltd.*
- *Amendment of the Articles of Association (increase in the number of Directors appointed by the General Meeting)*
- *Amendment of the Articles of Association (reduction in the terms of office of Directors)*
- *General re-drafting of the Articles of Association (Law on New Economic Regulation)*

As Ordinary General Meeting:

- *Renewal of the term of office of a Director.*
- *Appointment of a Director.*
- *Powers*

****

RENAULT

MIXED GENERAL MEETING

of 26 April 2002

Draft Resolutions

****

As ordinary general meeting:

__First resolution__ (*Approval of the consolidated accounts*)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the account closed on 31 December 2001, hereby approves the consolidated accounts as they have been presented, drawn up pursuant to Articles L 233-16 et seq. of the Commercial Code, showing profits of 1 051 millions euros.

__Second resolution__ (*Approval of the company accounts*)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the accounts closed on 31 December 2001, hereby approves, as they have been presented, the accounts for this financial year showing profits of 553 591 587,38 euros. It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

__Third resolution__ (*Appropriation of the results*)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	553 591 587,38
Allocation to the statutory reserves	884 245,86
Remainder	552 707 341,52
Previous carry forward	2 896 520 156,76

Distributable profits for the financial year	3 449 227 498,28
Dividends	222 820 826,00
New carry forward	3 226 406 672,28

A net dividend of 0,92 euro will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either 0,46 euros, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the *Code général des impôts* [General Tax Code] by a legal entity subject to company tax;

- or 0,14 euros in other cases.

The dividend shall be payable on 15 May 2002.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting hereby acknowledges that, over the last three financial years, the following dividends have been paid out:

Financial year	*Dividend per share*	*Tax already paid per share (tax credit)*	*Global income per share*
1998	*5 (i.e 0,76 euros)*	*either 2,50 (i.e 0,38 euros) or 2,25 (i.e 0,35 euros)*	*either 7,50 (i.e 1,14 euros) or 7,25 (i.e 1,11 euros)*
1999	*5 (i.e 0,76 euros)*	*either 2,50 (i.e 0,38 euros) or 2,00 (i.e 0,31 euros)*	*either 7,50 (i.e 1,14 euros) or 7,00 (i.e 1,07 euros)*
2000	*6 (i.e 0,91 euros)*	*either 3,00 (i.e 0,46 euros) or 1,50 (i.e 0,23 euros)*	*either 9,00 (i.e 1,37 euros) or 7,50 (i.e 1,14 euros)*

Fourth resolution (*Agreements referred to in Article L. 225-38 of the Commercial Code*)

The General Meeting, after having heard the special report of the Statutory Auditors, hereby approves said report.

<u>**Fifth resolution**</u> *(Renewal of the term of office of the Statutory Auditors)*

The General Meeting, after having heard the report of the Board of Directors, hereby decides to renew for a period of six financial years, i.e. until the end of the General Meeting deciding on the accounts for the financial year ending on 31 December 2007, the terms of office of the principal and substitute Statutory Auditors:

<u>- principal Statutory Auditors:</u>

- **Ernst & Young Audit**
  4, rue Auber
  75009 PARIS

- **Deloitte Touche Tohmatsu**
  185, avenue Charles de Gaulle
  92200 NEUILLY-SUR-SEINE

<u>- substitutes:</u>

- **Mr Gabriel GALET**
  Faubourg de l'Arche
  92037 PARIS LA DEFENSE CEDEX

- **BEAS**
  7-9, Villa-Houssay
  92254 NEUILLY-SUR-SEINE CEDEX

<u>**Sixth resolution**</u> (*Report of the Statutory Auditors on equity loans*)

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

<u>**Seventh resolution**</u> *(Fixing the amount of Directors' fees)*

The General Meeting hereby decides to fix at 350,000 euros, the annual amount of Directors' fees to be divided between the Directors for the current financial year and the following financial years until such time as it decides otherwise.

<u>**Eighth resolution**</u> *(Authorisation for the Company to trade in its own shares on the stock market)*

The General Meeting, having studied the report of the Board of Directors and the items appearing in the memorandum specified by the *Commission des Opérations de Bourse* [the French stock exchange authority], hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;
- ensure the management of its cash-flow and equity;
- use all or part of the shares acquired
  - * either to transfer them to the employees and directors of the Company and of its group, under the conditions and according to the specific means provided for by the law (stock-option schemes, employee profit-sharing schemes, sale of shares reserved to employees);
  - * or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;
- reduce, where applicable, its share capital by cancelling all or part of its shares.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at EUR 90 per share and the minimum sale price at EUR 15, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the relation between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board

of Directors, with the possibility of delegation and sub-delegation, in order to implement this authorisation.

Ninth resolution (*Bond loan issue*)

The General Meeting, after having studied the report of the Board of Directors:

- ends, as of this General Meeting, the authorisation granted by the Mixed General Meeting of 10 May 2001, in the context of the twelfth resolution concerning the issue of bond loans; and

Authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2002 financial year

As extraordinary general meeting:

Tenth resolution *(Maintaining of conditions for the fixing of the issue price for a capital increase reserved to Nissan Finance Co., Ltd.)*

The General Meeting,

- after having examined the report of the Board of Directors as well as the special report of the Statutory Auditors, pursuant to Article L 225-137-II, and observing that the issue of new shares under a capital increase reserved to NISSAN FINANCE Co., Ltd, has not been made to date,

Hereby decides:

- to maintain the conditions for the fixing of the issue price for a capital increase as approved by the General Meeting of 28 March 2002 in its second resolution;

- to maintain the delegation of powers granted to the Board of Directors by the General Meeting of 28 March 2002 in its third resolution;

<u>Eleventh resolution</u> *(Amendment of the Articles of Association)*

The General Meeting, after having examined the report of the Board of Directors, hereby decides to amend the first paragraph of Article 10.1.A/of the Articles of Association in order to increase the number of Directors appointed by the General Meeting of shareholders.

The first paragraph of Article 10.1.A/ concerning the number of Directors appointed by the General Meeting of shareholders shall be amended and replaced as follows:

«10.1 The company shall be administered by a Board of Directors comprising :

<u>A/Directors appointed by the Shareholders' General Meeting</u>

These shall number at least 3 and at most 13. Directors may be either natural or legal persons. Upon appointment, the latter shall designate a permanent representative which shall be subject to the same obligations and liabilities as if he were a director in its own name, without prejudice to the joint liability of the legal person he represents.»

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

<u>Twelfth resolution</u> *(Amendment of the Articles of Association)*

The General Meeting, after having examined the report of the Board of Directors, hereby decides to amend the second paragraph of Article 10.1.A/of the Articles of Association in order to reduce the term of office of the Directors appointed by the General Meeting of shareholders from six years to four years, it being specified that this new duration shall only apply to Directors appointed as of the year 2002.

The second paragraph of Article 10.1.A/ concerning the duration of terms of office of Directors appointed by the General Meeting of shareholders shall be amended and replaced as follows:

«Subject to the requirements to be fulfilled on renewal of directors, the term of office of directors shall be four (4) years. This new length of term shall only apply to the terms of office of directors appointed as of 2002. The terms of office of directors appointed prior to 2002 shall end on completion of the period of six years for which they were appointed.

However, where a director is appointed in the place of another director during his term of office, he shall exercise his functions only during the remainder of the term of office of his predecessor. The directors chosen by the Shareholders' Meeting may be re-eligible subject to statutory provisions more particularly concerning age limits».

The remainder of Article 10 shall remain unchanged.

The General Meeting hereby approves and adopts all the provisions of the new text as it is presented to it.

Thirteenth resolution *(General re-drafting of the Articles of Association)*

The Extraordinary General Meeting, after having heard the reading of the report of the Board of Directors, hereby decides:

- pursuant to the provisions of the new Article L.225-51-1 of the Commercial Code and Article 131-I of Law No. 2001-420 of 15 May 2001, to amend the Articles of Association in order to define the conditions under which the Board of Directors chooses the means of exercise of the general management of the Company;
- to ensure the Articles of Association are harmonised with the provisions of Law No. 2001-420 of 15 May 2001.

As a consequence, the General Meeting hereby decides to proceed with a general re-drafting of the Articles of Association and, as a consequence, to adopt these Articles of Association as appended to these minutes.

As ordinary general meeting:

Fourteenth resolution *(Renewal of the term of office of a Director)*

The General Meeting hereby decides to renew the term of office, as Director, of Mr Jean-Claude PAYE, appointed by *Arrêté* [Order] as representative of the State, for a term of four years, that is to say until the General Meeting which is to decide on the accounts for the financial year ending 31 December 2005.

Fifteenth resolution *(Appointment of a Director)*

The General Meeting hereby appoints Mr Carlos GHOSN as Director for a term of four years, that is to say until the General Meeting which is to decide on the accounts for the financial year ending 31 December 2005.

Sixteenth resolution *(Ratification of the appointment of a Member of the Foundation)*

Pursuant to article 7.2 of the Articles of Association of the Foundation, the General Meeting hereby ratifies the appointment as Member of the management board of the Foundation named Stichting Preference Shares Renault-Nissan of Mr Morris TABAKSBLAT, as proposed by the Board of Directors during its meeting held on 26 February 2002.

Seventeenth resolution *(Ratification of the appointment of a Member of the Foundation)*

Pursuant to article 7.2 of the Articles of Association of the Foundation, the General Meeting hereby ratifies the appointment as Member of the management board of the Foundation named Stichting Preference Shares Renault-Nissan of Mr Pierre BILGER, as proposed by the Board of Directors during its meeting held on 26 February 2002.

Eighteenth resolution *(Powers)*

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

RENAULT

EXTRAORDINARY GENERAL MEETING

of 28 March 2002

Draft Resolutions

****

First resolution *(Approval of a contribution of assets(apport partiel d'actifs))*

After having examined the report of the Board of Directors relating the agreements entered into with the NISSAN company, the General Meeting,

- after having heard the reading of the report of the Contribution Appraisers (*Commissaires à la scission)* appointed by Order of the President of the Commercial Court of NANTERRE (Tribunal de Commerce de NANTERRE) dated February 4th, 2002,

- after having examined the draft of the contribution of assets agreement signed by and between RENAULT and SOFRASTOCK S.A., now called RENAULT s.a.s, pursuant to which RENAULT transfers, as a contribution of assets governed by the rules applicable to demergers under French law (apport partiel d'actif soumis au régime des scissions), those assets and liabilities making up its complete and autonomous branch of activity representing a total amount of assets of 13 826 684 299,47 euros and a total amount of liabilities of 11 157 554 944,27 euros, said contribution being evaluated at a net value of 2 669 129 355,20 euros, in return for attribution to RENAULT of 32,689,888 new shares with a par value of 15.25 euros each, fully paid-up, to be created with a share issue premium of 66,40 euros per share, by the company RENAULT S.A.S. under a capital increase made as remuneration for the capital contribution;

- approves all of the provisions of said contribution of assets agreement and, as a consequence, under the conditions set forth therein, the contribution of assets which is granted by RENAULT to the company RENAULT s.a.s., its valuation and its remuneration, while taking note that the liabilities taken up by RENAULT s.a.s shall cease to burden RENAULT and RENAULT shall not be severally liable for it.

  approves the booking, in the accounts of the company RENAULT s.a.s under an account item entitled «share issue premium», of a sum of 2 170 608 563,20

euros equal to the difference between the value of the capital contribution of 2 669 129 355,20 euros contributed by RENAULT and the par value of the shares issued as consideration for said capital contribution, a sum which will be subject to the rights of both former and new shareholders.

Second resolution *(Capital increase by issue of shares reserved to Nissan Finance Co., Ltd)*

The General Meeting, after having examined the report of the Board of Directors relating the agreements entered into with the NISSAN company, and the special report of the Statutory Auditor as required by Article L. 225-135 of the French Commercial Code (Code de Commerce) and Article 155 of the Decree of 23 March 1967, and having observed that the company's registered capital is fully paid-up:

1. Decides to reserve a capital increase to :

   NISSAN FINANCE Co., Ltd.,
   17-20, Mita 2-chome, Mitato-ku,
   Tokyo, Japan

   Decides that this capital increase shall have the effect of increasing the registered capital by a maximum amount of 162 841 564,08 euros thus increasing it from 922,768,855.50 euros up to a maximum of 1 085 610 419,58 euros by issue of a maximum of 42 740 568 new shares with a par value of 3.81 euros each.

2. Decides to suppress the preferential subscription rights of shareholders in favour of NISSAN FINANCE Co., Ltd ,.up to a maximum of 42 740 568 shares, and said company will be the sole entitled to subscribe to new shares to be issued under the aforementioned capital increase.

3. Decides that the share subscription price shall be equal to the weighted average per-share price on the Euronext Paris First Listed Market for ordinary shares of RENAULT over the twenty stock-market trading days immediately preceding the stock market trading day prior to the date on which the relevant meeting of the baord of directors of RENAULT is convened to implement the capital increase reserved to NISSAN FINANCE Co., Ltd.,.

Third resolution *(Delegation of powers to the Board of Directors in order to proceed with the capital increase reserved to Nissan Finance Co., Ltd)*

The General Meeting, after having examined the report of the Board of Directors relating the agreements entered into with the NISSAN company, and the special report of the Statutory Auditor, and pursuant to the provisions of paragraph 2 of Article L. 225-129-III of the French Commercial Code (Code de Commerce):

1. Hereby delegates to the Board of Directors, subject to the condition precedent of the adoption of the second resolution, for a duration of one year as of the date of

this General Meeting, such powers as are necessary in order to proceed with the capital increase, on one or more occasions, upon its own decision, in such proportions and at such times as it may think fit.

2. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate said powers to its Chairman under those conditions laid down by Law, in order to implement this delegation of powers, in order, in particular:

   - to fix the date, form and mechanism of the issue as well as the form of the shares to be created,

   - to fix the price and conditions of the issue,

   - to fix the date, which may be retroactive as from which the shares to be issued will bear interest.

   - to fix the terms for paying-up of shares,

   - to observe formally the completion of the capital increase, to amend the Articles of Association as a consequence, and to accomplish all necessary formalities.

   In addition, the Board of Directors or its Chairman may take all necessary steps and provisions and conclude all agreements in order to complete the envisaged share issue properly and to observe the capital increase arising as a result of the envisaged share issue, and consequently to amend the Articles of Association.

<u>Fourth resolution</u> *(Capital increase by the issue of shares reserved to employees)*

The General Meeting, voting under those conditions as to quorum and majority as required for Extraordinary General Meetings and in the framework of the provisions of Articles L. 443-1 et seq. of the Employment Code and Article L. 225-138 IV of the Commercial Code, after having examined the report of the Board of Directors and the special report of the Statutory Auditor:

1. hereby delegates to the Board of Directors, for a period of five years as of the date of this General Meeting, such powers as are necessary in order to proceed with a g
2. capital increase within a limit of 5% of the share capital, on one or more occasions, upon its own decision , through the issue of shares or other securities providing entitlement to the share capital of the Company and reserved to members of (i) an enterprise-level company savings scheme, or (ii) a group-level company savings scheme, or (iii) a voluntary partnered group- or enterprise-level company savings scheme, employees or corporate officers of the Company or of a French or foreign company in the group and which is bound to the group within the meaning of Articles L. 225-180 of the Commercial Code and L. 444-3 of the Employment Code, and which is majority-held either directly or indirectly by the Company;

2. Decides to suppress the preferential subscription rights of shareholders, in favour of said beneficiaries;

3. Decides that the Board of Directors may provide for the gratuitous attribution of shares or other securities granting access to the share capital of the company, it being understood that the total advantage arising from such attribution and, where applicable, from the company's complementary contribution and discount on the subscription price, may not exceed the statutory or regulatory limits;

4. Decides that:

   the subscription price for new shares may neither be higher than the average of the twenty stock-market sessions preceding the date of the meeting of the Board of Directors fixing the dates of beginning of subscriptions, nor less than more of 20% of said average, or 30% respectively, in case of a savings scheme or in case of a voluntary partnered employees' savings scheme;

   the characteristics of the issues of other securities providing entitlement to the share capital of the Company shall be determined by the Board of Directors under such conditions as laid down by regulations.

The General Meeting hereby grants all powers to the Board of Directors in order to implement this delegation of powers, including in particular:

- to decide on and fix the terms of the issue and attribution of gratuitous shares or other securities providing entitlement to the share capital, pursuant to the authorisation granted above;

- to decide on the amount to issue, the issue price, the terms of each issue;

- to determine the dates for beginning and end of the subscription period;

- to fix, within legal limits, the period granted to subscribers in order to pay up shares and, where applicable, other securities providing entitlement to the share capital of the Company;

- to determine the date, which may be retroactive, as from the new shares and, where applicable, the other securities providing entitlement to the share capital of the Company, will bear interest.

- to determine the terms and conditions of operations to be undertaken pursuant to this authorisation and to request the listing of the created securities on the stock market wherever it may decide.

The Board of Directors shall also have all powers, with the right to sub-delegate such powers to its Chairman, in order to observe formally the capital increases up to the

amount of the shares which will be actually subscribed, to proceed with the correlative amendment of the Articles of Association, accomplish all operations and formalities either directly or through an agent related to the capital increases upon its own decision, and, where it deems it fitting, to deduct the costs of the capital increases from the share issue premiums pertaining thereto and deduct from said amount the sums necessary to increase the legal reserve to one-tenth of the new share capital after each capital increase and to proceed with all formalities and declarations with all bodies and do all that would appear to be necessary.

This authorisation granted to the Board of Directors, together with the right of sub-delegation to its Chairman where relevant, shall be valid as of this General Meeting until the General Meeting which is called to decide on the accounts for the 2005 financial year.

Fifth resolution (*Powers*)

The General Meeting hereby grants all powers on a bearer of a copy or extract of the minutes of this General Meeting to proceed with all filing and publication formalities as provided by law.

SEC File No. 82-4001

03 DEC -2 AM 7:21

AGENDA FOR THE MIXED GENERAL MEETING

OF 10 MAY 2001

Ordinary part of the General Meeting:

1. Approval of the accounts for the 2000 financial year.

2. Appropriation of the results of the 2000 financial year.

3. Special report of the Statutory Auditors on agreements referred to in Article L. 225-38 of the Commercial Code.

4. Renewal of the term of office of a Director.

5. Renewal of the term of office of a Director.

6. Ratification of the appointment of a Director by the Board of Directors.

7. Release of a Director from any liability to which he may have been subject in the performance of his duties.

8. Release of a Director from any liability to which he may have been subject in the performance of his duties.

9. Appointment of a substitute Statutory Auditor.

10. Report of the Statutory Auditors on the elements used to determine remuneration of the equity loans.

11. Authorisation granted to the Board of Directors to deal in the company's own shares on the stock market.

12. Issue of bond loans.

Extraordinary part of the Meeting:

13. Issue, with maintenance of preferential subscription rights, of securities providing access to the share capital.

14. Issue, with suppression of preferential subscription rights, of securities providing access to the share capital.

15. Capital increase by the incorporation of reserves or profits, share premiums arising from share issues or capital contributions.

14. Capital increase in order to proceed with a public exchange offering.

16. Global limitation of authorisations granted to the Board of Directors.

17. Capital increase by issue of shares reserved to employees.

19. Powers for formalities

RENAULT

MIXED GENERAL MEETING

of 10 May 2001

Draft Resolutions

Ordinary part of the General Meeting:

First Resolution (*Approval of the accounts*)

The General Meeting, having studied the management report of the Board of Directors and the general report of the Statutory Auditors on the accounts closed on 31 December 1999, hereby approves, as they have been presented, the accounts for this financial year showing profits of EUR 1,454,332,848.66 (i.e. FRF 9,539,798,124.08). It also approves the operations evidenced by these accounts or summarised in these reports.

As a consequence, the General Meeting hereby releases the Directors from any liability to which they may have been subject in the performance of their duties for the ended financial year.

Second resolution (*Appropriation of the results*)

The General Meeting hereby decides to appropriate the results of the financial year as follows:

Profits from the financial year	1,454,332,848.66
Allocation to the statutory reserves	/
Remainder	1,454,332,848.66
Previous carry forward	1,655,342,986.29
Distrubutable profits for the financial year	3,109,675,834.95
Dividends	219,342,335.24[1]
New carry forward	2,890,333,499.71

---

[1] Expressed in euros for the presentation of the accounts, but dividends payable in French francs.

A net dividend of FRF 6 will therefore be distributed to each of the shares in the Company entitled to dividends, providing entitlement to a tax credit per share equal to:

- either FRF 3, where this tax credit is liable to be used by a natural person or to be used under the conditions set forth in Article 146-2 of the *Code général des impôts* [General Tax Code] by a legal entity subject to company tax;

- or FRF 1.5, in other cases.

The dividend shall be payable in French francs on [.........] 2001.

In the event that on this date the Company should hold some of its own shares, the amount corresponding to the dividend not paid out shall be appropriated to the carry forward account.

In addition, the General Meeting hereby acknowledges that, over the last four financial years, the following dividends have been paid out:

Financial year	***Dividend per share***	***Tax already paid per share (tax credit)***	***Global income per share***
1996	*0*	*0*	*0*
1997	*3.50*	*1.75*	*5.25*
1998	*5*	*either 2.50 or 2.25*	*either 7.50 or 7.25*
1999	*5*	*either 2.50 or 2.00*	*either 7.50 or 7.00*

<u>Third resolution</u> *(Agreements referred to in Article L. 225-38 of the Commercial Code)*

The General Meeting hereby observes that according to the terms of the special report of the Statutory Auditors, they have not been informed of any new agreement authorised by the Board of Directors during the financial year ended 31 December 2000 which enter within the scope of the provisions of Article L. 225-38 of the Commercial Code.

Fourth resolution *(Renewal of the term of office of a director)*

The General Meeting hereby renews Mrs Jeanne SEYVET's term of office as Director for a term of six years, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2006.

Fifth resolution *(Renewal of the term of office of a director)*

The General Meeting hereby renews Mr Robert STUDER's term of office as Director for a term of six years, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2006.

Sixth resolution *(Ratification of the appointment of a Director)*

The General Meeting hereby ratifies the appointment of Mr Franck RIBOUD as Director, appointed provisionally by the Board of Directors in its meeting of 19 December 2000 to replace Mr Antoine RIBOUD, who has resigned as Director.

Mr Franck RIBOUD shall hold said office for the remainder of the term of office of his predecessor, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2005.

Seventh resolution *(release of a Director from any liability to which he may have been subject in the performance of his duties)*

The General Meeting hereby fully and definitively releases Mr Antoine RIBOUD from any liability to which he may have been subject in the performance of his duties, said duties having come to an end during the financial year ended 31 December 2000.

Eighth resolution *(release of a Director from any liability to which he may have been subject in the performance of his duties)*

The General Meeting hereby fully and definitively releases Mr Jean PEYRELEVADE from any liability to which he may have been subject in the performance of his duties, said duties having come to an end during the financial year ended 31 December 2000.

Ninth resolution (*Appointment of a substitute Statutory Auditor*)

The General Meeting, after having heard the report of the Board of Directors, hereby appoints Mr Gabriel GALET as substitute Statutory Auditor of the Firm Ernst and Young Audit, to replace Mr Antoine BRACCHI, substitute Statutory Auditor of the Firm Ernst and Young Audit.

Mr Gabrielle GALLET shall hold said office for the remainder of the term of office of his predecessor, that is to say until the General Meeting deciding on the accounts for the financial year ending 31 December 2001.

Tenth resolution (*Report of the Statutory Auditors on equity loans*)

The General Meeting hereby takes note of the report of the Statutory Auditors on elements used for the determination of the remuneration of equity loans.

Eleventh resolution (*Authorisation for the Company to trade in its own shares on the stock market*)

The General Meeting, having studied the report of the Board of Directors and the items appearing in the memorandum specified by the *Commission des Opérations de Bourse* [the French stock exchange authority], hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in the legislation. The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;

- ensure the management of its cash-flow and equity;

- use all or part of the shares acquired:

    * either to transfer them to the employees and directors of the Company and of its group, under the conditions and according to the specific means provided for by the law (stock-option schemes, employee profit-sharing schemes, sale of shares reserved to employees);

* or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;

- reduce, where applicable, its share capital by cancelling all or part of its shares.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes at EUR 90, i.e. FRF 590.36, per share, the maximum purchase price and at EUR 15, i.e. FRF 98.39, per share, the minimum sale price, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the relation between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a duration which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to implement this authorisation.

Twelfth resolution (*Bond loan issue*)

The General Meeting, after having studied the report of the Board of Directors:

Hereby authorises the Board of Directors to issue, by simple decision, on one or more occasions, both in France and abroad, in euros, in French currency, in foreign currency, or in monetary units established by reference to several currencies, bonds up to a face value of four billion euros, that is to say twenty-six billion two hundred and thirty-eight million two hundred and eighty thousand French francs, or its equivalent in foreign currencies, in the form and at the times, rates and conditions that it shall deem fitting.

For this purpose, all powers are hereby granted to the Board of Directors, with the possibility of sub-delegation, to determine, within the framework of applicable legislation, the characteristics of the bonds and all measures necessary for the completion of the issue or issues of these bonds.

The Board of Directors shall also have all powers in order to decide whether a guarantee should be associated with the securities to be issued, and where necessary to define and grant this guarantee, as well as to call meetings of the bond holders and take all measures necessary in this respect.

This authorisation as granted to the Board of Directors shall be valid as of this General Meeting until the General Meeting held to decide on the accounts for the 2002 financial year.

Extraordinary part of the General Meeting:

Thirteenth resolution (*Issue, with maintenance of preferential subscription rights, of securities providing access to the share capital*)

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of paragraph 3 of Article L. 225-129-III of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company;

2. Hereby decides that the amount of the capital increases liable to be made immediately and/or at a future date pursuant to the above delegation of powers may not exceed five hundred million euros, that is to say three billion two hundred and seventy-nine million seven hundred and eighty-five thousand French francs, to which sum shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency;

4. Hereby decides that the shareholders may exercise their preferential subscription rights for irreducible amounts under such conditions as provided by law. In addition, the Board of Directors shall have the possibility of granting shareholders the right to subscribe, as reducible amounts, to a number of shares which is greater than the

number they may subscribe to as irreducible amounts, as a proportion of their subscription rights and, in any event, up to the limit of the number they request;

Where subscriptions made irreducibly and, where applicable, reducibly do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:

- limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;

- freely allot all or part of the unsubscribed securities;

- offer all or part of the unsubscribed securities to the general public;

5. Hereby decides that this issue of share warrants for the company pursuant to Article L. 228-95 of the Commercial Code may take place either by subscription offer under the conditions set forth hereinabove, or by gratuitous allotment to the holders of existing shares;

6. Hereby observes that, where necessary, the above delegation of powers shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

   Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, shall be at least equal to the par value of the shares;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman, under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and mechanism of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of

securities providing access to the share capital of the company at a future date, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium including in particular for expenses incurred for the completion of the issue, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their issue currency, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2002 financial year.

Fourteenth resolution *(Issue, with suppression of preferential subscription rights, of securities providing access to the share capital)*

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of paragraph 3 of Article L. 225-129-III of the Commercial Code:

1. Hereby delegates to the Board of Directors such powers as are necessary in order to proceed by way of public offering, on one or more occasions, in such proportions and at such times as it may think fit, whether in France or abroad, with the issue of shares of the company as well as any securities of any nature whatsoever providing access, whether immediately and/or at a future date, to shares in the company, including where said securities are issued pursuant to Article L. 228-93 of the Commercial Code.

2. Hereby decides that the amount of capital increases liable to undertaken immediately and/or at a future date pursuant to the above delegation of powers may not be greater than a par value of three hundred million euros, that is to say one billion nine hundred and sixty-seven million eight hundred and seventy-one thousand French francs, to which sum shall be added, where necessary, the par value of supplementary

shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to said shares;

3. Hereby decides, in addition, that the par value of the loan securities liable to be issued pursuant to the above delegation of powers may not be greater than three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency or in any unit of account fixed by reference to several currencies;

4. Hereby decides to suppress shareholders' preferential subscription rights for the securities to be issued, it being understood that the Board of Directors may grant share shareholders priority in subscribing to all or part of the issue, according to such time-limits and conditions as it may fix. This priority right shall not give rise to the creation of negotiable rights, but may, should the Board of Directors think fit, be exercised for both irreducible and reducible amounts;

5. Hereby decides that if subscriptions by shareholders or members of the public do not absorb the entire issue of shares or securities as defined above, the Board of Directors may use one or more of the following possibilities, in such order as it may think fit:

   - limit the issue to the number of subscriptions provided that this amounts to at least three quarters of the planned amount of the issue;

   - freely allot all or part of the unsubscribed securities;

   - offer all or part of the unsubscribed securities to the general public;

6. Hereby observes that, where necessary, the above delegation shall fully and automatically carry with it, in favour of holders of securities providing entitlement to shares in the company at a future date as may be issued, the waiver by shareholders of their preferential right of subscription to the shares to which said securities provide entitlement;

   Hereby decides to suppress shareholders' preferential subscription rights for shares issued by the conversion of bonds or by the exercise of warrants;

7. Hereby decides that the sum which is collected by the company or which is to be collected by it for each of the shares issued in the framework of the above delegation of powers, after taking account of the issue price of warrants in the event of an issue of autonomous share warrants, shall be at least equal to the average of the opening stock market quoted price of the shares observed on the stock market for ten consecutive stock market business days chosen from among the twenty stock market

business days preceding the beginning of the issue of the aforementioned securities and after correction of this average, where necessary, in order to take account of the date of entitlement to dividends;

8. Hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular to determine the dates and mechanism of issue as well as the forms and characteristics of the securities to be created, to fix the issue price and conditions, to fix the amounts to be issued, to determine the date of possession and entitlement to dividends of the securities to be issued, which may be retroactive, to determine the method for paying up the shares or other securities issued, and, where applicable, to lay down conditions for their buy-back on the stock market, the possibility of suspension of the exercise of rights to the allotment of shares attached to securities for a period which shall not exceed three months, to fix the mechanism for the preservation of rights of holders of securities providing access to the share capital of the company at a future date, in accordance with laws and regulations. In addition, the Board or its Chairman may proceed, where necessary, with any and all deductions from the issue premium(s) including in particular for expenses incurred for the completion of the issues, and shall generally take all necessary steps and conclude all agreements in order to complete such issues properly and to observe the capital increases arising from any issue undertaken through the use of this delegation of powers and to proceed with the correlative amendment of the Articles of Association;

   In the event of an issue of loan securities, the Board of Directors shall have all powers, with the possibility of sub-delegating said powers to its Chairman, in order to decide, in particular, on whether said securities shall be subordinated or not, on their interest rate, their term, the fixed or variable redemption price with or without a premium, the details of amortisation depending on market conditions and the conditions under which said securities shall provide entitlement to shares in the company;

9. The delegation of powers thus granted to the Board of Directors shall be valid as of this date until the meeting of the General Meeting called to decide on the accounts for the 2002 financial year.

Fifteenth resolution (*Capital increase in order to proceed with a public exchange offering*)

The General Meeting, after having examined the report of the Board of Directors and the special report of the Statutory Auditors, and in compliance with the provisions of Article L. 225-148 of the Commercial Code, hereby authorises the Board of Directors to

increase the capital of the company by a maximum par value of three hundred million euros, that is to say one billion nine hundred and sixty-seven million eight hundred and seventy-one thousand French francs by the successive or simultaneous issue, on one or more occasions, of new shares in the company in order to remunerate securities contributed in a public exchange offering concerning the shares of a company accepted for trading on a regulated market or officially listed in a State which is a signatory to the agreement on the European Economic Area other than France or a Member State of the Organisation for Economic Co-operation and Development.

These issues of new shares remunerating securities contributed in a public exchange offering may, in conformity with Article L. 225-129 of the Commercial Code, arise from the issue of securities of any nature providing entitlement, immediately and/or at a future date, to an amount of the share capital of the company. The par value for loan securities issued, if any, pursuant to this authorisation may not exceed three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs.

The General Meeting hereby decides that the Board of Directors shall have all powers, with the right to sub-delegate to its Chairman under such conditions as laid down by law, to implement this delegation of powers, in order in particular:

- to fix the parity of exchange as well as the amount of the cash balance to be paid, if any,

- to observe the number of shares contributed in the exchange,

- to determine the dates and issue conditions, including in particular the price and date of entitlement to dividends, of the new shares or of the securities providing access immediately and/or at a future date to an amount of the share capital of the company,

- to record, among the liabilities on the company's balance sheet in a «contribution share premium» account, to which all shareholders shall be entitled, the difference between the issue price of the new shares and their par value,

- to proceed, where necessary, with the deduction from said «contribution share premium» account, all of the expenses and duty incurred due to the authorised operation,

and

- generally, to take all necessary steps and conclude all agreement in order to complete the authorised operation properly , to observe the capital increase(s) which arising therefrom and to proceed with the correlative amendment of the Articles of Association.

This authorisation granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2002 financial year.

Sixteenth resolution (*Global limitation of authorisations*)

The General Meeting, having examined the report of the Board of Directors, and as a consequence of the adoption of the thirteenth, fourteenth and fifteenth resolutions, hereby decides:

- to fix the maximum par value of loan securities liable to be issued pursuant to the authorisation granted by the above-mentioned resolutions at the sum of three billion euros, that is to say nineteen billion six hundred and seventy-eight million seven hundred and ten thousand French francs, or its equivalent in foreign currency or in a unit of account which is determined by reference to several currencies.

and,

- to fix the maximum par value of capital increases, immediate and/or at a future date, liable to be undertaken pursuant to the authorisations granted by the aforementioned resolutions, at five hundred million euros, that is to say three billion two hundred and seventy-nine million seven hundred and eighty-five thousand French francs, it being specified that to this par value shall be added, where necessary, the par value of supplementary shares to be issued in order to preserve, in compliance with the law, the rights of holders of securities providing entitlement to shares.

Seventeenth resolution (*Capital increase by the incorporation of reserves or profits, share premiums arising from share issues or capital contributions*)

The Extraordinary General Meeting, deciding under the quorum and majority conditions required for ordinary general meetings, after having examined the report of the Board of Directors, hereby delegates the necessary powers to said Board in order to increase the share capital, on one or more occasions, by an amount of up to a maximum par value of one billion euros, that is to say six billion five hundred and fifty-nine million five hundred and seventy thousand French francs, by successive or simultaneous incorporation of all or part of the reserves, profits or share issue premiums, contribution issue premiums or merger issue premiums, to be undertaken by the creation and gratuitous allotment of shares or by the increase of the par value of shares or by the joint use of both of these processes.

The General Meeting hereby decides that fractions or rights arising therefrom shall not be negotiable and the corresponding shares shall not be sold; the sums arising from the

sale shall be granted to the owners of the rights at the latest thirty days after the date of registration in their account of the whole number of allotted shares.

The General Meeting hereby grants all powers to the Board of Directors, with the right to sub-delegate to its Chairman under such conditions as laid down by law, in order in particular to determine the dates and mechanism of issue, to fix the issue price and conditions, to fix the amounts to be issued and, more generally, to take all steps in order to ensure the proper completion of the same, to accomplish all acts and formalities in order to make the corresponding capital increase(s) definitive and to make the correlative amendments to the Articles of Association.

This delegation of powers granted to the Board of Directors shall be valid as of this date until the General Meeting called to decide on the accounts for the 2002 financial year.

Eighteenth resolution (*Capital increase by issue of shares reserved to employees*)

The General Meeting, deciding within the framework of the provisions of Article L. 443-1 et seq. of the Employment Code, after having examined the report of the Board of Directors and the special report of the Statutory Auditors drawn up pursuant to Article L. 225-138 of the Commercial Code, hereby delegates to the Board of Directors such powers as are necessary in order to increase the share capital of the company, on one or more occasions, by the issue of new shares within the limit of an annual percentage limited to 1% of the amount of shares making up the share capital on this date, said shares being reserved to the schemes defined below.

The beneficiaries of the capital increases authorised by this resolution shall be members of the in-house savings scheme of the company and/or of companies or GIEs [Economic Interest Grouping] in which it directly or indirectly holds more than 50% of the share capital or rights.

The shareholders hereby expressly decide to waiver their preferential subscription rights in favour of said members.

The price of shares subscribed to by the members referred to above, pursuant to this authorisation, shall be equal to 80% of the average quoted price of the share over the twenty stock market sessions preceding the date of the decision of the Board of Directors fixing the opening date for subscription.

The General Meeting hereby grants the Board of Directors all powers, pursuant to statutory and regulatory provisions and within the limits and under the conditions set forth above and, where applicable, in the framework of the provisions adopted in the

savings plans, in order to determine all of the conditions and details of the operations, including the following in particular:

- fix the conditions as to years of services which the beneficiaries must meet for new shares arising from capital increases as provided for in this resolution;
- decide on the amount to issue, the issue price, and the mechanism for each issue;
- fix the opening and closing dates for subscriptions;
- fix the time limits granted to subscribers to pay up their shares, within the limit of a maximum period of three years;
- determine the date from which the new shares shall provide entitlement to dividends, even retroactively;
- observe the completion of the capital increase for the amount of the shares which are effectively subscribed to, or decide to increase the amount of said capital increase in order to allow all of the received subscriptions to be effectively filled;

and

- take all steps for the completion of the capital increases, proceed with the formalities following on from the same and make amendments to the Articles of Association to correspond with these capital increases.

This authorisation shall be valid for a period of 5 years and of this date.

Nineteenth resolution *(Powers for formalities)*

The General Meeting hereby confers all powers on the bearer of a copy or an extract of the minutes of this Meeting in order to proceed with all necessary filing and publication formalities as provided for by law.

03 DEC -2 7:21

Exhibit E

ALL MATERIAL PRESS RELEASES MADE PUBLIC BY RENAULT SINCE JANUARY 1, 2001

November 6, 2003 – Exhibit E.1:
Nissan's contribution to Renault's financial results for second-half 2003

October 21, 2003 – Exhibit E.2:
At end September 2003, Renault grows revenues by 1.5% (on a consistent basis) to €27,365 million

July 24, 2003 (First half 2003) – Exhibit E.3:
Renault reports sharp rise in net income and operating margin of 3.2%

May 21, 2003 – Exhibit E.4:
Renault reports Nissan's contribution to earnings for first-half 2003

April 25, 2003 – Exhibit E.5:
Against a backdrop of range renewal, Renault posts revenues of EUR9,015 million in the first quarter of 2003

February 11, 2003 – Exhibit E.6:
Renault reports record net income of EUR1,956 million and sharp increase in operating margin in 2002

November 19, 2002 – Exhibit E.7:
Renault confirms Nissan's contribution to second half earnings for 2002

October 23, 2002 – Exhibit E.8:
Renault reports 2.57% rise in revenues to EUR27,000 million at end September 2002

July 25, 2002 – Exhibit E.9:
For the first half of 2002, Renault reports net income of EUR894 million (EUR548 million applying 2001 standards). Operating margin was up 87.5% on a consistent accounting basis.

April 24, 2002 – Exhibit E.10:
First quarter 2002 on a consistent basis, Renault revenues up 5.3% to EUR9,285 million

February 12, 2002 – Exhibit E.11:
2001 financial results, Renault reports 6.1% rise in revenues and maintains net income at EUR1,051 million.

October 25, 2001 – Exhibit E.12:
In a tougher business climate, Renault reports revenues up 6.8% in the first nine months of 2001

July 26, 2001 – Exhibit E.13:
In the first half of 2001, Renault reports net income of EUR779 million, or EUR3.25 per share, on a 5.6% rise in revenues

April 26, 2001 – Exhibit E.14:
In the first quarter of 2001, Renault posted revenues of EUR9,063 million

February 13, 2001 – Exhibit E.15:
For fiscal year 2000, Renault doubled its net profit to EUR1,080 million (FRF7,082 million) and registered operating margin of 5% of revenues

October 27, 2000 – Exhibit E.16:
Renault reports revenues of EUR29.4 billion/FRF193.1 billion in the first nine months of 2000, an increase of 6.6%

July 27, 2000 – Exhibit E.17:
Renault reports operating margin for first half 2000 of EUR1,146 million (FRF7,516 million): 5.5% of revenues

April 28, 2000 – Exhibit E.18:
In the first quarter of 2000, Renault revenues rose by 14.1% to EUR10.5 billion (FRF69.1 billion)

February 17, 2000 – Exhibit E.19:
For the year 1999, Renault reports operating margin of FRF14.5 billion (EUR2.2 billion) an increase of nearly 15%

January 27, 2000 – Exhibit E.20:
For the year 1999 Renault revenues rose by 5.2% to FRF246.6 billion (EUR37.6 billion)

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	November 6, 2003

Nissan's contribution to Renault's financial results for second-half 2003

Today, Nissan filed its financial results for the first half of fiscal year 2003-2004 (April 1 to September 30, 2003).

After restatement, the profit reported by Nissan will contribute a positive E847 million[1] to Renault's net income for the second half of 2003.

For fiscal year 2003 as a whole, Renault will benefit from a positive contribution to its net income of E1,706 million.

Renault will publish its annual financial results for 2003 on February 10, 2004.

CONTACT
Renault Press: Stéphane Farhi, + 33 (0)1 41 04 64 69
Websites: www.media.renault.com - www.renault.com

[1] Including amortization of goodwill totalling E18 million and based on an exchange rate of JPY133.4 yens/E1, the average rate for the half-year period.

RENAULT PRESS OFFICE
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

© Renault - Direction de la communication / Corporate Communications

Exhibit E.2

SEC File No. 82-4001

RENAULT

PRESS RELEASE	FOR IMMEDIATE RELEASE	October 21, 2003

At end September 2003

Renault grows revenues by 1.5% [1] to €27,365 million

Renault's third-quarter revenues grew 10.2% quarter-on-quarter on the success of its new Mégane, Scénic and Espace models in Western Europe and a rise in the group's international sales.

The **Automotive Division** posted nine-month revenues of €25,891 million, up 1.35% on a consistent basis.

The increase was attributable to the positive effects of the model and price mix. But the negative impact of the euro's showing against sterling, the Korean won and the Brazilian real continued to drag on revenues.

Revenue growth also reflected the across-the-board success of the Mégane II range (3-door and 5-door hatchback, 4-door saloon, estate and coupé-cabriolet), as well as Scénic II and Espace IV.

From a commercial perspective, the Renault group's worldwide sales for the first nine months of 2003, including Dacia and Renault Samsung Motors, were down 2.2% to 1,780,365 vehicles, comprising 1,542,004 passenger cars and 238,362 light commercial vehicles. In Western Europe, where the market contracted 1.7%, Renault group sales fell 4.5 %. But Renault increased its market share in the third quarter, and the momentum looks set to continue into the fourth quarter.

Sales outside Western Europe grew 6.3%, notably in Central and Eastern Europe and Russia, as well as in Turkey, where the automotive market rebounded sharply. The group benefited from the strong marketplace performance of its Dacia and Renault Samsung Motors brands. Dacia's sales grew 18.9% during the first nine months, driven by the success of its newly launched model, Solenza. Renault Samsung Motors

[1] On a consistent basis

RENAULT PRESS OFFICE
1967, rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

© Renault - Direction de la communication / Corporate Communications

continued to progress, posting a 4.9% gain despite tougher trading conditions in the Korean market.

The revenues of the **Sales Financing Division** for the period under review grew 4.1% year-on-year on a consistent basis to €1,474 million. The Division accounted for 5.4% of group revenues.

Renault will announce on November 6, 2003 the impact on its financial statements of Nissan's first-half results for FY2003-2004.

Renault will release its 2003 annual results on February 10, 2004.

Consolidated revenues of the Renault group

	2003	2002 restated*	2002 published	Change 2003/2002 restated	Change 2003/2002 published
	€ million	€ million	€ million	%	%
Q1					
Automotive	8,545	8,829	8,833	(3.22)	(3.26)
Sales Financing	470	451	452	4.21	3.98
Total	**9,015**	**9,280**	**9,285**	**(2.86)**	**(2.91)**
Q2					
Automotive	9,123	9,278	9,234	(1.67)	(1.2)
Sales Financing	515	496	491	3.83	4.89
Total	**9,638**	**9,774**	**9,725**	**(1.39)**	**(0.90)**
Q3					
Automotive	8,223	7,440	7,525	10.52	9.28
Sales Financing	489	469	465	4.26	5.16
Total	**8,712**	**7,909**	**7,990**	**10.15**	**9.04**
9 months					
Automotive	25,891	25,547	25,592	1.35	1.17
Sales Financing	1,474	1,416	1,408	4.1	4.69
Total	**27,365**	**26,963**	**27,000**	**1.49**	**1.35**

* Restated on a basis consistent with 2003

CONTACT
Renault Press: Stéphane Farhi, + 33 (0)1 41 04 64 69
Web: www.renault.com, www.media.renault.com

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	July 24, 2003

First-half 2003

Renault reports sharp rise in net income and operating margin of 3.2%

- **In a less buoyant economic environment, Renault reported operating margin of 3.2% of revenues, or €588 million, for first-half 2003 compared with 4.8% in first-half 2002. This performance, which was expected, is on a par with second-half 2002 and demonstrates Renault's ability to withstand weaker economic conditions.**
- **Net income grew by over 30% to €1,177 million, compared with €894 million in first-half 2002, largely driven by a sharp rise in Nissan's earnings.**
- **Net financial indebtedness contracted to €2,214 million from €2,495 million at end-December 2002.**

Worldwide sales of passenger cars and light commercial vehicles by the Renault group, including Dacia and Renault Samsung Motors, fell 4.5% to 1,224,953 units in first-half 2003 compared with 1,283,004 for the same period in 2002.

In Western Europe, where the market contracted 2.6%, sales were off 6.8% mainly due to an unfavourable market mix and the renewal of several models, including Scénic and Kangoo. Nevertheless, Renault consolidated its ranking as the leading brand in Europe, both for passenger cars and light commercial vehicles. And in June, the weaker trend observed in the early months of 2003 was turned around by the success of new models, such as the Mégane II three- and five-door hatchback and Espace IV, and by the initial impact of the launch of Scénic II at the end of the period under review.

Outside Western Europe, sales grew 4.4% relative to first-half 2002, reaching 272,357 units. Although operating conditions remained tough in Brazil and Argentina, the group benefited from buoyant demand in Central and Eastern Europe, Russia and

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 41 04 64 69 – Fax: + 33 (0)1 41 04 67 90

© Renault - Direction de la communication / Corporate Communications

Mexico, as well as from the pick-up in the Turkish market. Renault Samsung Motors and Dacia both continued their advance, growing sales by 10.6% and 14.8% respectively.

On a consistent accounting basis, **revenues** for the period amounted to €18,653 million, down 2.1% on first-half 2002.

The revenue contribution of the **Automobile Division** dipped 2.4% to €17,668 million, mainly reflecting weaker sales volumes and the negative impact of the stronger euro. On the plus side, Renault benefited from a better price and product mix and a steady increase in sales of components to Nissan.

The contribution of the **Sales Financing Division** rose 4% from first-half 2002 to €985 million.

Net income up €283 million

Operating margin was 3.2% of revenues, or €588 million, compared with 4.8% and €912 million in first-half 2002 and 3.3% in second-half 2002. Operating margin remained virtually stable relative to H2 2002 despite the negative effects of a strong euro, an unfavourable market mix and the phasing-out of Scénic I. The main reasons for this resilience are the success of new models (Mégane II and Espace IV), further cuts in purchasing costs, a firm grip on overheads and a stronger performance in the sales financing business. At the end of the period under review, Renault's operating margin was beginning to reflect initial billings for Scénic II and full capacity of Espace IV production.

Other operating income and expenses produced a charge of €170 million, compared with €101 million in first-half 2002. This includes a €49 million expense for the discontinuation of Avantime and a charge of €60 million for an adjustment to the provision for additional vacation entitlements.

As a result, **operating income** amounted to €418 million, compared with €811 million in first-half 2002.

Financial items netted to a €34 million expense, compared with €53 million in first-half 2002.

Renault's share in the **net income of companies accounted for by the equity method** trended upward, reaching €936 million compared with €454 million in first-half 2002. As previously announced, Renault benefited from a sharp increase in the earnings of Nissan, which contributed €859 million. The equity-accounted contribution of AB Volvo was a positive €91 million, compared with €51 million in first-half 2002. Other equity-accounted affiliates generated a loss of €14 million, compared with a loss of €22 million in first-half 2002.

The group's **pre-tax income** for the period was €1,320 million, compared with €1,212 million in first-half 2002.

In first-half 2003, **current and deferred taxes** produced a net charge of €129 million, compared with €285 million in first-half 2002.

After taxes and minorities, **Renault's net income** was €1,177 million, compared with €894 million in first-half 2002. Earnings per share worked out to €4.43, compared with €3.53 in first-half 2002.

Stronger balance sheet

The group continues to strengthen its financial structure. The **net financial indebtedness** of the automobile business contracted by €281 million to €2,214 million at end-June 2003. This was made possible by sound management of investments and a strongly positive currency effect.

Group **shareholders' equity** grew from €11,828 million at December 31, 2002 to €12,402 million at June 30, 2003.

Gearing is down from 21.1% at end-2002 to 17.9% at June 30, 2003.

Outlook for 2003

The gradual improvement in Renault's performance during the first half will continue in the second half with the rollout of new Mégane models. Renault expects to increase its market share and operating margin in the second half as a result of these developments.

In 2003, Renault aims to achieve an operating margin of between 3.5% and 4% and higher net income than in 2002, in spite of a European market down by 3% to 4% and an even sharper decline in the French market, and given the current exchange rates.

The operating margin should continue to improve in 2004, except in the case of a change in the economic environment.

*

CONTACT
Renault Press: Marie de Saint-Chéron, Stéphane Farhi, + 33 1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

Renault group half-year consolidated revenues by Division

€ million	*H1 2003*	*H1 2002 (restated)**	*H1 2002 (published)*	*% change 2003/2002 restated*
Automobile	17,668	18,107	18,067	-2.4%
Sales Financing	985	947	943	+4%
Total	**18,653**	**19,054**	**19,010**	**-2.1%**

* 2002 figures have been adjusted to a basis consistent with 2003 figures.

Renault half-year consolidated results

€ million	*H1 2003*	*H1 2002*
Operating margin	588	912
Operating income	418	811
Net financial income (expense)	(34)	(53)
Share in net income of companies accounted for by the equity method	936	454
Group pre-tax net income	1,320	1,212
Current and deferred taxes	(129)	(285)
Group net income	1,191	927
Minority interests	(14)	(33)
Renault net income	**1,177**	**894**
Earnings per share	€4.43	€3.53

Half-year operating margin by Division

€ million	*H1 2003*	*H1 2002*	*% change*
Automobile	399	758	-47.4%
Sales Financing	189	154	+22.7%
Total *% of revenues*	**588** ***3.2%***	**912** ***4.8%***	***-35.5%***

Exhibit E.4

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	MAY 21, 2003

Renault reports Nissan's contribution to earnings for first-half 2003

Today Nissan filed its financial results for fiscal year 2002 (April 1, 2002 - March 31, 2003).

After restatement, the profit reported by Nissan for the second half of fiscal year 2002 (October 1, 2002 - March 31, 2003) will contribute a positive €859 million[1] to Renault's net income for first-half 2003.

CONTACT
Renault Press: Stéphane Farhi, + 33 (0)1 41 04 64 69
Websites: www.media.renault.com – www.renault.com

[1] Including amortization of goodwill totalling €23.6 million for the half-year period and based on an exchange rate of JPY125/€1, the average rate for the period.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tél. : + 33 (0)1 41 04 64 69 – Fax : + 33 (0)1 41 04 67 90

© Renault – Direction de la communication - Corporate Communications

RENAULT

PRESS RELEASE	FOR IMMEDIATE PUBLICATION	APRIL 25, 2003

Against a backdrop of range renewal,

Renault posts revenues of €9,015 million in the first quarter of 2003

Nissan is expected to contribute around €750 million to Renault's financial statements for first-half 2003.

On a consistent accounting basis, Renault's revenues totalled €9,015 million in the first quarter of 2003, down 2.86% compared with the year-earlier period.

The **Automobile Division** generated revenues of €8,545 million, down 3.22%(1) on the first quarter of 2002.
This decline was primarily due to falling sales volume in Western Europe and the negative impact of the depreciation of the pound sterling, the Brazilian real and the Argentine peso. Renault nevertheless benefited from a more favourable product mix in Western Europe, as well as buoyant international sales driven by Renault Samsung Motors and a rise in powertrain sales to other companies, including Nissan.

The decline in revenues came on the back of range renewal, which will gather pace in the second half of 2003 with the launch of four new models in the Mégane family: Scénic II, and Mégane II Sport Tourer, Sport Saloon and Coupé-Cabriolet. These new models should help Renault build on the success of the recently introduced Mégane II Hatch and Sport Hatch and Espace IV.

Global unit sales totalled 582,079 vehicles in the first quarter of 2003, equivalent to a like-for-like decrease of 7% given the overall market slump. In Western Europe, the Renault brand consolidated its number-one ranking in the passenger car market - secured in 2002 - and strengthened its lead in light commercial vehicles.

The **Sales Financing Division** posted a 4.21%(1) rise in revenues over first-quarter 2002 to €470 million.

RENAULT PRESS
1967 Rue du Vieux Pont de Sèvres - 92109 Boulogne Billancourt Cedex - France
Tel.: + 33 (0)1 41 04 64 69 - Fax: + 33 (0)1 41 04 67 90

© Renault – Direction de la communication - Corporate Communications

Renault also benefited from Nissan's preliminary results for second-half fiscal 2002 announced on April 23, which will have a positive impact of around €750 million[2] on Renault's financial statements for first-half 2003. Renault will disclose the exact figure after Nissan files its official audited report in May 2003.

Renault will announce half-year earnings on July 24.

---

(1) On a consistent accounting basis.

(2) Estimate based on Nissan's preliminary unaudited results.

Renault consolidated revenues by Division

€ million	Q1 2003	Q1 2002 Restated figures	Q1 2002 Published figures	% change Restated	% change Published
Automobile	8,545	8,829	8,833	(3.22)	(3.26)
Sales Financing	470	451	452	4.21	3.98
Total	9,015	9,280	9,285	(2.86)	(2.91)

For comparison purposes, data for 2002 have been restated on a consistent basis with 2003.

Contacts

Renault Press: Stéphane Farhi, Pascal Kempf, + 33 1 41 04 64 69
Websites: www.media.renault.com - www.renault.com

© Renault – Direction de la communication - Corporate Communications

Exhibit E.6

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE | FOR IMMEDIATE PUBLICATION | FEBRUARY 11, 2003

Renault reports record net income of €1,956 million and sharp increase in operating margin in 2002

Renault bolstered operating margin to €1,483 million, or 4.1% of revenues, in a context of range renewal and stability or downturns on its main markets. On a consistent accounting basis, operating margin was 2.5% of revenues, compared with 1.3% in 2001. Nissan's earnings increase also gave the group a boost. The improved performance of Renault was coupled with a stronger financial structure and a significant fall in net financial debt. Automobile Division operations improved, spending was kept under control and the Alliance with Nissan continued to develop.

Despite less buoyant markets worldwide and in Europe, the Renault group's global sales were stable in 2002 at 2.4 million vehicles. Highlights of the year included **an increase in Renault's market share in Western Europe** to 11.3% and a sharp gain in market share in Central Europe to 10.6% from 9.9% in 2001. The group saw market share climb to 56.8% in Romania. **Outside Western Europe, sales performance on new markets** such as Mexico and Asia-Pacific helped offset market slumps in Turkey and the Mercosur.

Calculated on a consistent accounting basis, revenues rose by 2.6% over 2001[2]. Consolidated revenues remained stable at €36,336 million. The **Automobile Division** contributed a total of €34,456 million to revenues – an increase of 2.3% – compared with €33,675 million in 2001 on a consistent basis[2]. Despite the negative impact of exchange rates and sales volume, revenues rose on the back of an increase in new vehicle prices and an improved model mix with the new top-range vehicles Vel Satis and Espace IV. Revenues were also fuelled by strong growth in the spare parts business and powertrain sales to third parties, especially Nissan.

The **Sales Financing Division's** contribution to revenues gained 8.4% in 2002 to €1,880 million, compared with €1,734 million in 2001 on a consistent basis. This increase was attributable to a rise in financing and service business for both the Renault and Nissan brands.

---

1 After application of IAS 38 (see Note a).

2 Total revenues in 2001 came to €35,409 million on a consistent basis (see Note b and Table A).

© Renault

Operating margin up nearly 90%

Operating margin came to €1,483 million. On a consistent basis, operating margin was €896 million, including €602 million from the **Automobile Division**, equivalent to 1.7% of revenues versus 0.6% in 2001.

The **sharp increase** in the Automobile Division's **operating margin** was attributable to:

- **a decline in general expenses** (administrative and IT expenses, head office operating costs and R&D expenses) with no impact on the product plan.
- **a rise in the contribution from sales outside Western Europe**: Renault Samsung Motors sales soared and Renault pursued its profitable growth in new countries with the support of the Alliance.
- **steady sales in Western Europe** despite a less buoyant business climate due to a downturn in sales volume and the end of Mégane's lifecycle.

The **Sales Financing Division** reported operating margin of €294 million, or 15.6% of revenues compared with 13.8% in 2001.

Other operating income and expenses showed a charge of €266 million in 2002, compared with income of €231 million in 2001 (with €632 million from capital gains realized on the sale of Renault V.I. and CAT). In 2002, other operating income and expenses included capital gains from the sale of equity investments in operating subsidiaries totalling €114 million, corresponding mainly to capital gains from the sale of a 50% equity interest in Irisbus (€34 million) and 20% of Global Automotive Logistics (€79 million). It also included €156 million in restructuring provisions related to the early retirement plans in France and Spain as well as provisions for the depreciation of industrial assets totalling €102 million.

Operating income was €1,217 million, or €630 million on a consistent basis compared with €704 million in 2001.

Net financial items showed a loss of €91 million in 2002, versus a loss of €64 million in 2001. Renault had recorded an exceptional capital gain of €89 million on the sale of BNP Paribas shares in 2001.

Renault's share in the **net income of companies accounted for by the equity method** climbed to €1,331 million (or €1,113 million on a consistent basis, compared with €380 million in 2001). Renault benefited from Nissan's increased earnings. As reported, **Nissan contributed €1,335 million to Renault's results**. The equity accounting of Renault's investment in AB Volvo resulted in income of €71 million, while other group subsidiaries (including Maïs and Teksid) generated a loss of €75 million, compared with a loss of €91 million in 2001.

All in all, **group pre-tax net income came to €2,457 million in 2002, or €1,652 million on a consistent basis** versus €1,020 million in 2001.

After recognition of taxes and minority interests, **Renault net income in 2002 totalled €1,956 million, or €1,359 million on a consistent basis** compared with €1,051 million in 2001.

Earnings per share was €7.53 (€5.24 on a consistent basis), versus €4.38 in 2001.

---

[3] On a consistent accounting basis, before IAS 38.

Renault's improved performance in 2002 coupled with stronger financial structure of the group

Consolidated shareholders' equity increased by €1,777 million to total €11,828 million at December 31, 2002. **Net financial debt of the Automobile Division fell by €1,432 million** over end-December 2001 to €2,495 million at December 31, 2002 (including redeemable shares of €324 million). This decline was attributable to an increase in the group's **cash flow** from operations to €3,179 million and a €322 million fall in **working capital requirements**Capital expenditure in property, plant and equipment and intangible assets came to €2,968 million. Renault had a more selective investment policy, bringing capital expenditure in property, plant and equipment net of disposals (€2,331 million before IAS 38) down to 6.8% of revenues of the Automobile Division, versus 7.4% in 2001.

The **reduction of net financial debt**also reflected the impact of operations conducted under phase two of the plan to strengthen the Alliance, which slashed debt by €283 million. The renegotiation of financing terms for the Technocentre contributed a further €214 million to debt reduction, while the sale of equity investments, primarily in Irisbus and Global Automotive Logistics, contributed €209 million. Debt reduction also included translation gains totalling €527 million on the conversion of debt denominated in foreign currency. All told, under the combined effect of debt reduction and an increase in shareholders' equity, the **debt-to-equity ratio fell 18 points** from 39.1% of shareholders' equity at end-2001 to 21.1% at end-2002.

The **Board of Directors** meeting of February 25, 2003 will rule the accounts presented on February 11. A proposal will be made at the Annual General Meeting of Shareholders on April 29, 2003 calling for payment of a dividend of €1.15 per share, excluding the tax credit.

The Board of Directors paid tribute to all the men and women of Renault who by their competence, hard work and enthusiasm made these results possible in a difficult climate.

Outlook for 2003

At this point in time, Renault is expecting a slight downturn in 2003 in the automobile market in Europe and a slight upturn in the main countries in which the group operates outside Europe. On the basis of this assumption, Renault is targeting higher revenues in 2003 than in 2002 and an operating margin of around 4% of revenues.

However, given the uncertain economic environment, a sharper decline in the automobile market cannot be ruled out. Renault considers that it has key strengths to cope with the situation: in particular, after the introduction of the Mégane II Hatch at the end of 2002, Renault will benefit in 2003 from the ongoing renewal of the Mégane family with the launch of four new models including Scénic II in the summer. The impact of these new models will be significant as of the second half of the year. Further, the group will pursue its cost-reduction efforts and continue to act responsively.

* * *

Press contact: Nathalie Bourotte - Pascal Kempf Tel.: + 33 (0)1 41 04 64 69
Websites: www.renault.com - www.media.renault.com

Note a on IAS 38

The Renault group, like other manufacturers using international accounting standards (IAS), has applied IAS 38 for development costs since January 1, 2002. New-product development costs incurred after January 1, 2002 are recorded as intangible assets. Previously, they were expensed in the year incurred. Applying IAS 38 has resulted in a reduction of expenses, therefore an increase in income.

Note b on a consistent accounting basis

Main changes in scope of consolidation and accounting practices: deconsolidation of the CAT group further to its sale on July 1, 2001, consolidation of Renault Financial Services via the proportionate method (50%) since December 31, 2001, and deconsolidation of Irisbus further to its sale on January 2, 2002 to Iveco.

A/ Contribution to revenues by Division

€ million	2001 published	2001 restated on a consistent basi with 2002	2002 published	% change 2002 published/ 2001 published	% change 2002 published/ 2001 restated
				%	
Automobile *	34,525	33,675	34,456	(0.20)	2.32
Sales Financing *	1,826	1,734	1,880	2.95	8.42
Total	**36,351**	**35,409**	**36,336**	**(0.04)**	**2.62**

B/ Consolidated financial results

€ million	2001		2002 (before IAS 38)	2002 published (after IAS 38)	% change 2002 (before IAS 38)/ 2001	% change 2002 published (after IAS 38)/ 2001
Operating margin	473		896	1,483	89.43	213.50
Operating income	704		630	1,217	(10.51)	72.86
Net financial income (expense)	(64)		(91)	(91)	42.18	42.18
Share in net income of companies accounted for by the equity method	380		1,113	1,331	192.89	250.26
Group pre-tax net income	1,020		1,652	2,457	61.96	140.88
Current and deferred taxes	(67)		(239)	(447)	256.71	567.16
Group net income	953		1,413	2,010	48.26	110.91
Minority interests	98		(54)	(54)	155.10	(155.10)
Renault net income	1,051		1,359	1,956	29.30	86.10

C/ Operating margin by Division

€ million	2001		2002 (before IAS 38)	2002 published (after IAS 38)	% change 2002 (before IAS 38)/ 2001	% change 2002 published (after IAS 38)/ 2001
Automobile	200		602	1,189	201	494.50
Sales Financing	273		294	294	7.69	7.69
Total as a % Renault group revenues	1.3%		2.5%	4.1%	89.23	213.85

*** Changes in presentation of sectoral data**

For greater clarity, and to align the presentation of its financial statements more closely on the group's internal organization and on other manufacturers' presentation, Renault has slightly modified the composition of its two divisions and has supplemented the sectoral data concerning each as of fiscal 2002.

- The **Automobile Division** now incorporates "Banking and other activities", formerly handled by the Finance Division. Hereafter, the Automobile Division's scope of business is that previously defined as "Industrial and commercial activities".
- The **Sales Financing Division** consists solely of the activities of RCI Banque and its subsidiaries.

These modifications have no material impact on results.

CONTENTS

RENAULT SALES WORLDWIDE



Worldwide sales
2,413,038
- 0.4%
2,403,975
Light commercial vehicles
338,046
- 0.5%
336,392
Passenger cars
2,074,992
- 0.4%
2,067,583
2001
2002

- **In 2002, sales of passenger cars and light commercial vehicles remained stable (– 0.4%) against the backdrop of a declining European market (– 3%) and uncertainty outside Western Europe.**
  Renault Samsung's sharp sales increase (65.4%) and, to a lesser degree, that of Dacia (6.1%), made up for the slight fall in Renault-brand sales in Western Europe (– 1.9%) and in the rest of the world (– 5.8%).

- **For the fifth year running, Renault strengthened it position as the number one brand (cars + LCVs) in Western Europe, with a market share of 11.3%, versus 11.2% in 2001.**
  For the first time since 1983, Renault also ranked first on the passenger car market in Europe (10.7%).

- **Group sales outside Western Europe continued to rise, representing over 22% of total sales, versus 21% in 2001.**
  Despite the difficult international business climate, Renault made strides in a number of regions. In Central Europe, Renault sales gained 8.9% in an automotive market that rose by just 1.5%, giving the manufacturer a market share comparable to that obtained in Western Europe (10.6%) on the passenger car market. Renault was the No. 2 brand in the region. In Argentina's recession-stricken economy, Renault confirmed its leading position (18.9%). In Turkey, where the market slid a further 15%, Renault sales were halved. In contrast, Renault sales rose in a number of new markets (Mexico, South-East Asia, Australia) thanks to Nissan's support within the Alliance.
  In a buoyant Korean market (up 8.2%), Renault Samsung gained a 9.4% market share and saw an increase in sales in excess of 65%.

- **Mégane II: Car of the Year 2003.**
  The three model launches in 2002 – Vel Satis, Espace IV and Mégane II – all proved a success in terms of quality, costs and delivery times. Mégane II, launched on October 10 in France, met with much acclaim and rapidly became a benchmark in its segment, as demonstrated by its obtaining the Car of the Year award. In addition to this, Mégane and Vel Satis – like Laguna before them in 2001 – were awarded the maximum five-star rating by the independent consortium Euro NCAP and in so doing, gained admittance to a very exclusive club of cars ranked best-in-class. The year 2002 was also a record year for Clio. With 3.5% of the European market, the model recorded its highest sales level since its launch in 1998. As for Laguna, it continued to make headway in the mid-size car segment in Europe by gaining 0.2 of a point in market share in Western Europe despite a general waning of the D segment in the region.The group confirmed its position as a leader in diesel engines, which accounted for 47% of Renault sales, compared to a market average of 40%.

- **Renault and Nissan's combined automobile sales totalled 5.1 million in 2002.**
  Renault and Nissan sold a total of 2,403,975 and 2,735,530 vehicles, respectively. Combined sales totalled 5,139,505 units in 2002, a 2.9% increase compared to 2001. The Alliance had a global market share of 9.1% (4.2% for the Renault group and 4.9% for Nissan), which places the group among the top five automobile manufacturers worldwide.

REVENUES



Consolidated revenues
€ million
35,409
36,336
1,734
1,880
+ 2.6%
+ 8.4%
+ 2.3%
33,675
34,456
2001
on a consistent basis with 2002*
2002
□ Automobile Division ■ Sales Financing Division

* Principal changes in scope of consolidation and accounting methods: deconsolidation of the CAT group following its sale on July 1, 2001, change in method of consolidation of Renault Financial Services (consolidated via the proportionate method at 50% as of December 31, 2001), deconsolidation of Irisbus following its sale on January 2, 2002 to Iveco.

■ **Renault's revenues, measured on a consistent basis, rose by 2.6% against the backdrop of a declining Western European market and depressed markets in the regions where the group is well established.**

- The **Automobile Division's** contribution to revenues came to €34,456 million in 2002, up 2.3% compared with 2001, on a consistent basis. This rise was due to an increase in sales of Samsung as well as of Dacia and an improved model mix and higher prices, supported by top-range product renewal, growing sales of diesel cars in Europe and sales of spare parts and powertrains. The Automobile Division also posted a 1.7-point fall in revenues due to the depreciation of the Argentine peso and, to a lesser extent, that of the Brazilian real.
- Revenues from the **Sales Financing Division** – essentially comprising interest income from sales financing activities – was up 8.4% compared with 2001, on a consistent basis. This growth was due to a significant increase in credits outstanding and in financing services.

The group's revenues for 2002 remained stable as compared to 2001 (€36,351 million).

3 OPERATING MARGIN

Contribution of Divisions to group operating margin

€ million	2001 published	2002 published	2002 Before IAS 38
Automobile Division	216	1,189	602
Sales Financing Division	252	294	294
Other	5	0	0
Total	**473**	**1 485**	**898**
as a % of revenues	*1.3%*	*4.1%*	*2.5%*

Owing to the implementation of the IAS 38 accounting standard, €637 million of development expenses has been recorded under intangible fixed assets. This is equivalent to 36.1% of total R&D spend. The net impact on the group's operating margin in 2002 was €587 million. This also takes into account a €15 million initial depreciation allowance for capitalization costs and an IAS 38-related impact on the calculation of profit-sharing, for €35 million.

- **Operating margin was €1,483 million – €896 million before IAS 38 – representing an increase of 90% compared to 2001 on a consistent basis.** It was the equivalent of 4.1% of revenues (2.5% on a consistent basis, versus 1.3% in 2001).
- **Lower general expenses** – administrative, IT and headquarters expenses in particular – helped to increase operating margin. **Research and Development** expenses were reduced (€170 million) without modification of the product plan. They represented 5.1% of the Automobile Division's revenues, versus 5.6% in 2001, and were proof of high cost-effectiveness.
- **Several international operations have seen progress** – principally RSM, but also operations in Mexico and Asia-Pacific, with the help of Nissan. Responsiveness in countries suffering from recession (Argentina and Turkey) or from an economic downturn (Brazil) enabled it to lessen these countries' overall impact on the group's performance.
- With European markets and sales volume on the downswing, **The contribution from sales in Western Europe** held its own. The end of Mégane and Espace's lifecycles accentuated sales pressure and warranty expenses increased because of the lengthening of contract periods.
- With the marketing of the **new luxury range** (Vel Satis in March, and Avantime's full range of engines and Espace IV in September), development of the model mix was a success. Similarly, there was a notable increase in diesel engines overall.
- **The group continued to reduce its purchasing costs,** thanks to RNPO which achieved better cost-efficiencies than purchasing by Renault alone.
- The contribution of the **Sales Financing Division** to operating margin increased significantly to €294 million, compared with €252 million the previous year. This improvement was attributable to an increase in RCI Banque financing of Renault registrations (34.1% compared with 32.6% in 2001) and Nissan registrations (25.6% versus 25% in 2001) in Western Europe. RCI Banque's average loans outstanding increased 8.4% to €18.3 billion in 2002 (versus €16.9 billion on a consistent basis in 2001).

4 OTHER OPERATING INCOME AND EXPENSES



Other operating income and expenses
EUR million
231
(266)
2001
2002

■ **Other operating income and expenses** showed a charge of €266 million This compared with income of €231 million in 2001, due to €632 million of capital gains, mainly on the sale of Renault V.I. to Volvo[1] (€335 million) and on the sale of CAT shares to Global Automotive Logistics (€318 million).

For 2002, this item included:

- **proceeds of €114 million from the sale of operational shareholdings.** This consisted mainly of capital gains from the sale of Renault shareholdings in Global Automotive Logistics (€79 million) and Irisbus (€34 million).

- **costs and provisions for restructuring and adapting the workforce,** amounting to €156 million (versus €204 million in 2001), broken down as follows:
  - the discounting of provisions set up in 1999 and 2000 for early retirement plans (CASA) in France (€36 million).
  - costs related to the Spanish early retirement plan Convenio (€71 million)
  - costs and provisions recorded in the group's other subsidiaries (€49 million);

- losses (net of capital gains) of €48 million on the **sale of property, plant and equipment and intangible fixed assets;**

- **exceptional operating expenses** (net of income) of €159 million, including principally a €102 million provision for the depreciation of industrial assets, of which a €75 million write-down of industrial assets in Brazil to reflect shrinking market opportunities in the Mercosur.

After recognition of other operating income and expenses, the group's net operating income came to €1,217 million (€680 million before IAS 38), versus €704 million in 2001.

(1) In 2001, Renault and Volvo entered into arbitration on the interpretation of the transfer agreement for Renault Véhicles Industriels shares, which could result in a reduction of the value of the transfer. Renault established a provision in relation to this arbitration procedure. Renault considers that the outcome of this arbitration will have no significant repercussions on its financial situation. No changes occurred in 2002.

5 SHARE IN NET INCOME OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Companies accounted for by the equity method

€ million	2001 published	2002 published	2002 Before IAS 38
Share in net income of companies accounted for by the equity method	380	1,331	1,113
Share of net income in Nissan Motor	497	1,335	1,145
Share of net income in Volvo	(26)	71	43

Renault's share in the **net income of companies accounted for by the equity method** was a positive €1,331 million in 2002 (€1,113 million before IAS 38), against a positive €380 million in 2001.

- **The principal company accounted for by the equity method was Nissan Motor.** In 2001, Renault consolidated Nissan's results from the second half of the 2001 fiscal year and the first half of the 2002 fiscal year in its financial statements, proportional to its share in Nissan Motor. Since Renault raised its stake in Nissan from 36.8% to 44.4%, its share in the restated net income/loss of Nissan has been computed on the basis of 44.4% since March 1, 2002. Nissan Motor's overall impact (€1,335 million) for the year is broken down as follows:
  - Nissan Motor's restated results, amounting to €1,379 million.
  - a negative €44 million attributable to the amortization of goodwill for the year 2002.

- **AB Volvo's** equity-accounted contribution to Renault's results was a positive €71 million after amortization of negative goodwill and including the €28 million impact of IAS 38, as compared with a negative €26 million in 2001.

- **Other equity-accounted companies in the group** (principally Maïs and Teksid) contributed a negative €75 million to Renault's results in 2002, due mainly to the loss posted by Maïs on account of the economic crisis in Turkey, versus a loss of €91 million in 2001.

6 RENAULT NET INCOME



Renault net income
€ million
1,051
1,956
2001
2002

In 2002, **current and deferred taxes** represented a net charge of €447 million in 2002 (€239 million before IAS 38) versus a net charge of €67 million in 2001. The effective tax rate was 39.7%. Application of the IAS 38 standard was reflected in the financial statements by a €208 million deferred tax charge.

After recognition of this charge and of the €43 million of net income allocated to minority interests, Renault **net income** totalled €1,956 million (€1,359 million before application of the IAS 38 standard), compared with €1,051 million in 2001.

Earnings per share came to €7.53 (€5.24 before IAS 38), versus €4.38 in 2001.

7 CAPITAL EXPENDITURE

Capital expenditure in property, plant and equipment and intangible assets net of disposals for the Automobile Division

€ million


2,968
R&D expenses recorded under intangible fixed assets
2,546
2,331
as a % of revenues
7,4%
6,8%
2001
2002

- The group's Automobile Division operations (cash flow and working capital requirements) financed capital expenditure in property, plant and equipment and intangible assets, net of disposals (€2,968 million, €2,331 million before IAS 38, versus €2,546 million in 2001). Increased selectiveness in investments helped lower capital expenditure to 6.8% of revenues, versus 7.4% in 2001.
- **Capital expenditure of the Automobile Division** mainly went into renewing product and powertrain ranges, as well as modernizing facilities. In Europe, range-renewal investments amounted to 62% of the total outlay. These funds were allocated for the Mégane II programme in Douai and Palencia, for the completion of the upper mid-range (D/E) segment programmes in Sandouville (Vel Satis and Espace IV), for production start-up of New Trafic at Nissan's Barcelona plant, and for expanding production capacity for engines and gearboxes. International investments accounted for 13% of total investments for the year, and were earmarked for the Mégane II programme in Turkey and the modernization of the Dacia plant in Romania. Non-product-related capital expenditure was in keeping with 2001 policy and mainly concerned quality and the environment.
- **Equity investments net of disposals** amounted to €1,763 million versus €109 million in 2001 and were essentially comprised of Renault's additional equity investment in Nissan.
- **Sales Financing Division investments** totalled €147 million and covered the acquisition of vehicles for use in rentals.

8 NET FINANCIAL DEBT AND SHAREHOLDERS' EQUITY



Net financial debt and shareholders' equity
€ million
11,828
10,051
3,927
2,495
Debt-to-equity ratio
39.1%
21,1%
2001
2002
Net financial debt of automobile division, including redeemable shares
Shareholders' equity

- **The net financial debt of the Automobile Division** declined by €1,432 million. On December 31, 2002, it amounted to €2,495 million – including redeemable shares totalling €324 million – compared to €3,927 million on December 31, 2001.
  This sharp decline reflected the improved operating conditions of the Automobile Division with notably an increase in cash flow to €2,577 million (not including the positive impact of IAS 38 for €602 million) compared to €1,395 million in 2001, and the continued decrease in working capital requirements by €328 million (after a decline of €1,751 million in 2001). It also reflected the significant impact of the operations carried out as part of the second stage in the reinforcement of the Alliance, as well as exceptional operations involving the sale of equity investments (Irisbus and CAT). The Automobile Division also recorded positive foreign exchange adjustments totalling €535 million.

- Group **shareholders' equity** rose from €10,051 million on December 31, 2001 to €11,828 million on December 31, 2002.
  This rise was due primarily to the recognition of net income posted by the group in 2002 (€1,954 million), partially offset by a translation adjustment for a negative €779 million, due principally to the impact of the devaluation of the Argentine peso, the depreciation of the Brazilian real and the indirect impact of changes in the shareholders' equity of Nissan's foreign subsidiaries. Furthermore, shareholders' equity also rose further to two capital increases reserved for Nissan Finance (€1,196 million) and the revaluation of Nissan's assets and liabilities (– €417 million), further to the increase in Renault's equity stake in Nissan, reflecting the decline in the Japanese property market and cover for pension commitments.

9 WORKFORCE



Group total
140,417(1)
132,351(1)
o/w parent
company
47,515
48,086
2001 pro forma
2002

(1) Figures include 3,309 employees with CASA status in 2001 and 4,487 in 2002.

■ The impact of changes in the Renault group's scope of consolidation on the workforce.

In 2002, the workforce decreased by 8,066 people compared with figures published at year-end 2001, 3,621 of whom resulted from changes in the scope of consolidation. The main change in the scope of consolidation was the deconsolidation of Irisbus.

■ Industrial relations policy adapted to international competition.

In order adapt to the group's international development and the dynamics of the Alliance with Nissan as well as technical and cyclical developments, Human Resources policy had three main priorities: anticipating future needs, attracting and motivating all employees and promoting involvement so as to encourage performance and the group's sustainable development.

After two exceptional years, the Renault group recruited approximately 4,000 new employees in 2002, including over 1,300 new employees at Renault sas (6,300 over a period of three years). Some 38% of new recruits (engineers and managerial staff) hired in 2002 had an international profile (i.e. they did not come from the country in which recruitment took place or had studied or worked two years abroad). This move supported Renault's international development strategy. In order to obtain a better age balance in the group's various sites, an early retirement plan for older employees known as CASA was implemented in the Automobile Division in France as of March 1, 2000. Renault sas planned to enable 10,500 people to benefit from CASA. 1,798 employees were included in the early retirement plan in 2000, 1,104 in 2001 and 1,373 in 2002.

In its Convenio Colectivo (collective bargaining agreement) Renault Spain implemented a labour plan for the 2000-2003 period anticipating 2,500 retirements and 1,200 recruitments, thus enabling it to increase the percentage of younger personnel and to tap the necessary skills related to technological advances in the automobile industry.

Within the framework of Dacia's industrial modernization plan, the workforce was reduced to 4,663 and has gone from 21,135 employees at end 2001 to 16,472 at end 2002.

In keeping with a policy of constant renewal of skills and know-how, Renault continued to encourage regular training programmes. To support this strategy, employee training time for Renault sas totalled 1,411,263 hours in 2002, allowing the men and women working in the company to evolve and enrich their professional career plans. In addition to this, Renault conducted cross-functional skills management programmes, by job-type, in order to identify and build the skills necessary to the group ten years from now and thus ensure support for its strategic ambitions.

Appendix 1: RENAULT SALES WORLDWIDE IN 2002

THE 20 LEADING RENAULT GROUP MARKETS

(cars + LCVs)

	Group sales 2002	% change group	% market change	% market share 2002	% market share 2001
France	763,612	– 3.6	– 5.2	28.4	27.9
Germany	227,182	3.0	– 2.9	6.6	6.2
United Kingdom	215,343	8.4	4.3	7.6	7.3
Spain	202,186	– 6.8	– 6.6	12.6	12.7
Italy	182,352	– 3.0	– 4.4	7.2	7.1
South Korea *	116,793	65.3	8.2	7.6	4.9
Bel/Lux	64,703	– 15.8	– 5.2	11.4	12.8
Romania :					
▶ Dacia	52,742	1.4		48.7	58.9
▶ Renault	9,098	44.1		8,4	7.1
Netherlands	61,510	8.4	– 3.7	10.4	9.2
Brazil	61,266	– 13.0	– 7.2	4.3	4.6
Portugal	42,449	– 8.9	– 13.7	13.9	13.2
Poland	33,074	8.0	– 6.1	10.1	8.7
Sweden	22,271	15.2	2.7	7.9	7.0
Turkey	21,944	– 50.4	– 15.0	13.9	23.8
Switzerland	21,701	– 4.9	– 7.1	6.8	6.7
Austria	21,592	2.5	– 4.9	7.2	6.6
Hungary	20,145	11.8	15.3	10.1	10.4
Argentina	17,737	– 50.1	– 51.3	18.9	18.4
Mexico	15,877	339.1	9.7	1.6	0.4
Colombia	15,516	36.6	33.1	17.9	17.4

** Renault Samsung Motors*

The Renault group in 2002

RENAULT PRODUCTION

1,903,666 passenger cars
265,946 light commercial vehicles

RENAULT SAMSUNG MOTORS PRODUCTION
116,965

DACIA PRODUCTION
57,377

TOTAL: 2,343,954 vehicles

10 Appendix 2: MARKET SHARE IN 2002

Market share of leading brands in Western Europe

(passenger cars and LCVs)

	Registrations 2002	% change	% market share 2002	% market share 2001
RENAULT	**1,828,622**	**– 1.9**	**11.3**	**11.2**
VOLKSWAGEN	1,618,497	– 7.5	10.0	10.5
OPEL	1,464,948	– 8.6	9.0	9.6
FORD	1,449,647	– 3.5	8.9	9.0
PEUGEOT	1,436,903	– 0.5	8.9	8.6
FIAT	1,107,428	– 12.3	6.8	7.6
CITROËN	1,074,104	1.3	6.6	6.3
MERCEDES	891,580	– 1.6	5.5	5.4
TOYOTA	684,851	12.3	4.2	3.7
AUDI	547,362	1.0	3.4	3.2
BMW	516,436	– 0.8	3.2	3.1
NISSAN	421,050	– 5.0	2.6	2.7
SEAT	394,033	– 7.7	2.4	2.6
TIV	**16,202,078**	**– 3.0**		

Exhibit E.7

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE | FOR IMMEDIATE PUBLICATION | NOVEMBER 19, 2002

Renault confirms Nissan's contribution to second-half earnings for 2002

Today Nissan filed its financial results for the first half of fiscal year 2002 (April 1 - September 30, 2002).

After restatement, the profit reported by Nissan will contribute EUR910 million[1] to Renault's second-half net income for 2002, including EUR79 million from IAS 38.

Press contact: Nathalie Bourotte, press officer, + 33 (0)1 41 04 64 69
Websites: www.renault.com and www.media.renault.com

[1] Including amortization of goodwill totalling EUR23 million for the half-year period and based on an exchange rate of JPY116.9/EUR1, the average rate for the period.

NB: For full-year 2002, Renault will record a positive impact of EUR1,335 million on its net income.

© Renault – Corporate Communications

SEC File No. 82-4001

RENAULT

PRESS RELEASE | FOR IMMEDIATE PUBLICATION | OCTOBER 23, 2002

Renault reports 2.57%[1] rise in revenues to EUR27,000 million at end-September 2002

Nissan's restated[2] profit is expected to contribute approximately EUR900 million to Renault's second-half earnings.

Automobile Division revenues rose 2.2%[1] in the first nine months of 2002 to EUR25,592 million. The rise was due to a favourable model and engine mix and an increase in dealer business in Europe. Furthermore, Renault's diesel vehicle sales continued to climb in Western Europe and Renault Samsung Motors posted buoyant growth. The depreciation of the Argentine peso and, to a lesser extent, the Brazilian real, however, had a negative impact on revenues.

As projected, third-quarter revenues in 2002 fell slightly on the year-earlier period due to the ongoing product range renewal - Mégane II and Espace IV went on sale between late September and early October 2002.

In the first nine months of 2002, the Renault group's worldwide sales were virtually stable at 1,818,116 vehicles, including 1,568,005 passenger cars and 250,111 light commercial vehicles. The group benefited from the 62.9% rise in Renault Samsung Motors sales, which came to 83,654 units. The 2.6% decline in sales under the Renault brand in Western Europe was lower than the reported 3.7% fall in total industry volume.

[1] On a consistent basis.
[2] After IAS 38 covering development costs.

© Renault – Corporate Communications

Finance Division revenues rose 9.74% on a consistent basis year-on-year to EUR1,408 million, accounting for 5.2% of group revenues.

Nissan's forecast first-half earnings for 2002 announced today will result in a positive impact of some EUR900 million[3] on Renault's second-half 2002 financial statements, including approximately EUR100 million from IAS 38. Renault will disclose the exact figure after Nissan files its official audited report in November 2002.

Renault will announce full-year earnings for 2002 on February 11, 2003.

Consolidated revenues of the Renault group

	2002	2001 restated	2001 published	Change 2002/2001 published	Change 2002/2001 restated
	EUR million	EUR million	EUR million	%	%
1st quarter					
Automobile Division	8,833	8,404	8,463	4.37	5.10
Other			162	- 100	-
Finance Division	452	416	438	3.20	8.65
Total	**9,285**	**8,820**	**9,063**	**2.45**	**5.27**
2nd quarter					
Automobile Division	9,234	9,011	9,122	1.23	2.47
Other			189	- 100	-
Finance Division	491	435	458	7.21	12.87
Total	**9,725**	**9,446**	**9,769**	**-0.45**	**2.95**
3rd quarter					
Automobile Division	7,525	7,626	7,628	- 1.35	- 1.32
Other			144	- 100	-
Finance Division	465	432	455	2.20	7.64
Total	**7,990**	**8,058**	**8,227**	**-2.88**	**- 0.84**
9 months					
Automobile Division	25,592	25,041	25,213	1.50	+ 2.20
Other			495	- 100	-
Finance Division	1,408	1,283	1,351	4.22	+ 9.74
Total	**27,000**	**26,324**	**27,059**	**- 0.22**	**+ 2.57**

Press contact: Nathalie Bourotte, press officer, + 33 (0)1 41 04 64 69
Websites: www.renault.com and www.media.renault.com

[3] Estimate based on Nissan's provisional unaudited financial statements, after amortization of goodwill and applying a half-yearly average exchange rate of JPY116.90/EUR1.

Exhibit E.9

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE FOR IMMEDIATE PUBLICATION JULY 25, 2002

For the first half of 2002,

Renault reports net income of €894 million (€548 million applying 2001 standards). Operating margin was up 87.5% on a consistent accounting basis.

Renault recorded net income of €894 million and operating margin of €912 million in the first half of 2002. On a consistent accounting basis, net income was €548 million, compared to €779 million in the first half of 2001 (which included €424 million in exceptional capital gains), and operating margin was €570 million, compared to €304 million in the first half of 2001, equivalent to 3% of revenues versus 1.6%. Revenues were up 4.1% on a consistent basis with the previous year. These results reflect the improved sales performance in Europe, a sharp rise in the performance of Renault Samsung Motors — ahead of schedule in the implementation of its strategic development plan — and more particularly the reduction in structural costs. Improved operating conditions in the first half of 2002 contributed to the €1,300 million reduction in debt of the industrial and commercial activities. The second phase of the Alliance was also fully implemented in the first half of 2002.

Total sales of passenger cars and light commercial vehicles of the Renault group worldwide, including Samsung and Dacia, rose by 1.3% to 1,280,380 units compared to 1,264,068 in the first half of 2001. Renault sales volumes in Western Europe were up 0.7% in a market which contracted by 4.7%, while growth of the Dacia brand and in particular the Renault Samsung brand contributed to the 3.9% rise in group sales outside Western Europe.

In the passenger car and LCV market in Western Europe, Renault confirmed its ranking as number-one brand and increased its lead, taking 11.5% of the market, its best performance in 10 years.

The group continued to gain ground outside Western Europe, despite crises in Turkey and Argentina and a worsening situation in Brazil. In Central Europe, Renault has moved from fifth to second position in two years, thanks notably to the success of Clio, Mégane and Laguna. Dacia sales grew by 6.8% to 27,449 units and Samsung sales by 82.8% to 53,699 units, both contributing to overall sales growth. All told, the group sold 261,771 units outside Western Europe.

Deconsolidation of Irisbus and adoption of IAS 38

In line with accounting changes being implemented by a number of European manufacturers and with a view to applying IASB international accounting standards by 2005, Renault, as already announced, has decided to modify its accounting rules and methods in relation to development costs.

While development costs were previously recorded as costs in the year they were incurred, costs incurred since January 1, 2002, are now capitalized. These costs will then be amortized. This accounting change has a significant impact on the main items of the income statement, except for revenues.

In addition, further to the sale by Renault to Iveco of its 15% stake in Irisbus on January 2, 2002 and in view of the disposal of the remaining 35% stake before year-end, Irisbus was deconsolidated on January 1, 2002.

Consolidated first-half **revenues** came to €19,010 million, up 4.1% on a consistent basis with the first six months of 2001.

The contribution of the **Automobile Division** to revenues was €18,067 million in the first half of 2002, compared to €17,415 million in the first half of 2001, calculated on a consistent basis. This corresponds to a 3.7% increase compared to the same period in 2001 and accounts for 95% of group revenues. The rise in revenues of the Automobile Division was mainly due to the increase in worldwide billings as a result of higher sales by Renault Samsung Motors and an improved model and engine mix in Europe. The improved mix was notably due to the performance of Laguna II, the launch of Vel Satis, the introduction of New Trafic and the success of Renault's new range of diesel engines. Furthermore, Mégane recorded a highly respectable end-of-life performance boosted by successful sales drives.

The **Finance Division** contributed €943 million to group revenues, up 10.8% compared to the first six months of 2001 on a consistent basis, due to the increase in average productive loans outstanding.

Operating profitability back on track

Operating margin totalled €912 million. Before IAS 38, operating margin was €570 million compared to €304 million in the first half of 2001, an increase of 87.5%. On a consistent basis, it represented 3% of revenues in the first half of 2002, compared to 1.6% in the first half of 2001.

Operating margin of the **Finance Division** edged up slightly to €146 million, compared to €137 million on a consistent basis with the first half of 2001, equivalent to 15.5% of revenues and virtually unchanged from the first half of 2001.

The **Automobile Division** reported operating margin of €424 million before IAS 38, compared to €163 million in the same period of 2001, equivalent to 2.3% of revenues versus 0.9%. The rise in operating margin was due to Renault resisting the downtrend in Europe, the sharp rise in Renault Samsung's performance and a reduction in structural costs.

In Europe, Renault offset the continuing strong sales pressure by enhancing industrial and commercial performance, with the elimination of supply constraints for diesel engines, the success of Laguna II and Clio phase 2 and the strong performance of Scénic. Reflecting suppliers' trust in the Alliance, RNPO proved its effectiveness and contributed to the ongoing reduction in purchasing costs.

Outside Europe, restructuring measures in Argentina and the development of exports from Turkey lessened the impact of the crisis in these countries, while Renault Samsung Motors, two years ahead of schedule with its strategic plan, recorded a positive result in the first half of the year.

Finally, structural costs fell significantly in the first half-year. Renault was able to benefit from lower IS and administrative costs as a result of action taken. On a consistent accounting basis, **research and development costs** declined considerably (down 13%) after peaking in 2001. They represented 4.9% of revenues, compared to 5.6% in the first half of 2001, falling from €1,063 million to €925 million.

Other operating income and expenses amounted to a charge of €101 million compared to income of €281 million in the first half of 2001, which included capital gains of €335 million from the sale of Renault V.I. to AB Volvo.

This item notably includes restructuring provisions of €44 million relating to the early retirement plans in France and Spain as well as provisions for the cost of recycling the Renault vehicle parc in Germany and the Netherlands, in accordance with local legislation (€27 million). It also included the capital gain of €10 million from the sale of Renault's 15% stake in Irisbus to Iveco.

After recognition of other operating income and expenses, **operating income** came to €811 million. Before IAS 38, it was €469 million, compared to €585 million at the end of June 2001.

Net financial items showed a loss of €53 million, compared to a gain of €86 million in the first half of 2001. Renault benefited from an exceptional capital gain of €89 million from the sale of BNP Paribas shares in the first half of 2001. In the first half of

2002, the group recorded an exchange loss of €65 million from the impact of the decline of the Argentine peso against the dollar.

Renault's share in the net income of **companies accounted for by the equity method** was a positive €454 million. Before IAS 38, it came to €329 million, compared to €233 million in the first six months of 2001.

The main company accounted for by the equity method was Nissan Motor. Renault's first-half 2002 financial statements included Renault's share in the restated net income of the second half (October 1, 2001 - March 31, 2002) of Nissan's 2001 fiscal year. This share corresponds to 36.8% up to the end of February and 44.4% as of March 1, 2002.

As announced by Renault, the impact of Nissan Motor on Renault's accounts was a positive €425 million, or €314 million before IAS 38.

Accounting for AB Volvo by the equity method in Renault's accounts resulted in income of €51 million (€37 million before IAS 38)

Other companies accounted for by the equity method in Renault's accounts (including Maïs and Teksid) made a negative contribution of €22 million, compared to a negative €47 million in the first half of 2001.

Group pre-tax income amounted to €1,212 million. Before IAS 38, it came to €745 million, compared to €904 million in the first half of 2001, which included €424 million of exceptional capital gains from disposals.

In the first half of 2002, **current and deferred taxes** totalled a net charge of €285 million. Before IAS 38, they totalled €164 million, compared to €131 million in the first half of 2001.

After recognition of taxes and minority interests which amounted to €33 million, **Renault net income** came to €894 million, equivalent to net earnings per share of €3.53. Before IAS 38, net income was €548 million (net earnings per share of €2.17), compared to €779 million at the end of first half 2001 (which included €424 million in exceptional capital gains).

Finally, group **shareholders' equity** rose from €10,051 million on December 31, 2001 to €11,303 million on June 30, 2002 (€10,957 million before IAS 38).

Improvement in financial structure

The application of IAS 38 has had no impact on net financial indebtedness.

The improved performance of Renault was due to a highly significant improvement in the company's financial structure and in particular a reduction of €1,300 million in the **net financial indebtedness** of its industrial and commercial activities, compared to the end of December 2001. Net financial indebtedness totalled €2,627 million, including redeemable shares, compared to €3,927 million.

This reduction was due to improved **cash flow** totalling €1,471 million before IAS 38, and a decline in **working capital requirements** of €395 million, while capital expenditure in property, plant and equipment and intangible assets fell. Capital expenditure accounted for 6.2% of revenues, compared to 6.8% at the end of June 2001, amounting to €1,113 million in the first half of 2002, before IAS 38, compared to €1,216 million in the first half of 2001.

The reduction in net financial indebtedness was also due to other non-operational events. The strengthening of the Alliance resulted in capital transactions which contributed €283 million to debt reduction. Similarly, the renegotiation of financing terms for the Technocentre contributed a further €203 million.

Finally, under the combined effect of the reduction in debt and the increase in shareholders' equity, the debt-to-equity ratio improved by over 15 points from 39.1% to 23.2% (24% before IAS 38).

* * *

In Western Europe, the trend in the car market observed in the first six months should continue and lead, in the full year, to a market decline of approximately 5%. Outside Europe, no significant change is expected in the second half. On the strength of results obtained in the first half, Renault will pursue its cost-cutting efforts and carry out the planned renewal of its product range with the launch of Espace IV and Mégane II. Against this background and for full year 2002, Renault is revising its objectives upwards and is aiming for an operating margin of around 2% of revenues before application of IAS 38.

Press contact: Nathalie Bourotte, press officer, + 33 (0)1 41 04 64 69
Internet site: www.renault.com

Consolidated revenues of the Renault group by division and half year

EUR million	1st half 2001 as published	1st half 2001 restated*	1st half 2002	% change	
				published	*restated*
Automobile	17,585	17,415	18,067	2.7	3.7
Other	351	0	0		
Finance	896	851	943	5.2	10.8
Total	**18,832**	**18,266**	**19,010**	0.9	4.1

* restated on a consistent basis with 30/06/2002. The main change in the scope of consolidation concerns the deconsolidation of Irisbus.

Consolidated results by half year

EUR million	*1st half 2001 (published)*	*1st half 2002*	*1st half 2002 (pro forma*)*
Operating margin	304	912	570
Operating income	585	811	469
Net financial income (expense)	86	(53)	(53)
Share in net income of companies accounted for by equity method	233	454	329
Group pre-tax income	904	1,212	745
Current and deferred taxes	(131)	(285)	(164)
Group net income	773	927	581
Minority interests	6	(33)	(33)
Renault net income	779	894	548

* excluding the impact of capitalizing development costs to allow comparison with 2001.

Operating margin by division and by half year

EUR million	*1st half 2001 (published)*	*1st half 2002*	*1st half 2002 (pro forma*)*	*% change*	
				published	*pro forma*
Automobile Division	163	766	424	369.9	160.1
Other	4	0	0	-	-
Finance Division	137	146	146	6.6	6.6
Total	**304**	**912**	**570**	200	87.5
As a % of revenues	*1.6 %*	*4.8 %*	*3.0 %*		

* excluding the impact of capitalizing development costs to allow comparison with 2001.

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE | FOR IMMEDIATE PUBLICATION | APRIL 24, 2002

First-quarter 2002 on a consistent basis

Renault revenues up 5.3% to €9,285 million

Renault reported a 5.3% rise in revenues in first-quarter 2002, calculated on a consistent basis. Compared with the reported figure for first-quarter 2001, the increase is 2.4%. Irisbus has been deconsolidated following the sale of Renault's stake to Iveco on January 2, 2002.

The **Automobile Division** reported first-quarter revenues of €8,833 million, up 5.1% on a consistent basis and 4.4% compared with the reported figure for first-quarter 2001. The division accounted for 95.1% of Group revenues.

Growth in revenues stemmed primarily from a favourable model and engine mix in Europe as well as from an increase in worldwide billings, led principally by Renault Samsung Motors. The key factors compared with first-quarter 2001 were a sharp rise in Laguna sales and a further increase in the percentage of revenues generated by diesel vehicles. However, the devaluation of the Argentine peso had a negative impact.

In volume terms, Renault sold 625,065 vehicles worldwide in first-quarter 2002 (compared with 597,123 in Q1 2001). This breaks down into 538,131 passenger cars and 86,934 light commercial vehicles, an increase of 4.7%. The Group benefited in particular from a rise in unit sales at Renault Samsung Motors to 24,746 units, compared with 12,074 in first-quarter 2001, and a 3.2% increase in sales in Western Europe, where the market contracted 4.2%. But the continuing steep downtrend in the markets in Turkey and Argentina continued to undermine Group sales.

© Renault - Direction de la communication

The first-quarter revenues of the **Finance Division** rose 8.7% year-on-year to €452 million on a consistent basis, accounting for 4.9% of Group revenues. Compared with the reported figure for the same period in 2001, the increase was 3.2%.

In first-quarter 2001, revenues generated by **other activities** amounted to €162 million. This figure does not take account of the contribution from the joint Renault-Iveco subsidiary Irisbus, which was deconsolidated following the sale of Renault's holding in Irisbus to Iveco on January 2, 2002.

Divisional breakdown of Renault Group's consolidated revenues

€ million	Q1 2001 reported	Q1 2001 restated *(1)*	Q1 2002	% change	
				Reported	Restated
Automobile	8,463	8,404	8,833	4.4%	5.1%
Other	162	0	0	-	-
Finance	438	416	452	3.2%	8.7%
Total	**9,063**	**8,820**	**9,285**	**2.4%**	**5.3%**

(1) To permit comparison, 2001 data have been restated to a basis consistent with 2002.

Press contact: Nathalie Bourotte, press officer, + 33 (0)1 41 04 64 69
www.renault.com

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS INFORMATION FOR IMMEDIATE PUBLICATION FEBRUARY 12, 2002

2001 financial results

Renault reports 6.1% rise in revenues and maintains net income at EUR1,051 million

In an unfavourable international climate, marked by crises in Turkey and Argentina, and on the eve of a major product overhaul, Renault posted a 6.1% rise in revenues to EUR36,351 million and operating margin of EUR473 million, equivalent to 1.3% of revenues. Laguna II sales rose sharply, the phase-two Clio proved successful, the diesel-engined line-up was expanded and light commercial vehicles were buoyant. The combination of these factors led Renault to consolidate its position as the leading brand in Europe. At the same time, the group stepped up efforts to cut both costs and debt. The group also enjoyed the fruits of its investment in Nissan, paving the way for a second phase designed to strengthen the strategic framework of the Alliance. Renault's net income totalled EUR1,051 million, compared with EUR1,080 million in 2000.

Revenues

Renault's revenues came to EUR36,351 million in 2001, compared with EUR34,268 million in 2000, up 6.1% on a consistent basis[1]. The contribution of the Finance Division rose 10.1% due to an increase in business volume and a higher proportion of sales financed. The contribution of the Automobile Division climbed 5.8%[1].

---

[1] 2000 on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack subsequent to the implementation of the Renault-Volvo agreement. Other changes to the scope of consolidation were as follows: Renault Samsung Motors, on September 1, Renault Croatia and Renault Slovakia, on January 1, 2001, Renault Morocco, on October 1, 2000 and Renault Mexico, on January 1, 2001. CAT and its subsidiaries were deconsolidated from July 1, 2001.

In 2001, Renault reported unit sales of 2.4 million passenger cars and light commercial vehicles, a rise of 2.3%, and consolidated its ranking as leading brand in Western Europe with an 11.1% market share. Outside Western Europe, the significant decline in sales volume in Turkey and Argentina was offset by the strong growth in Samsung sales and an increase in Renault sales in Central Europe, Brazil and on other international markets, including Africa, Maghreb, Asia-Pacific and Middle East. The 1.6% rise in sales in Western Europe was largely due to a six-point increase in the diesel mix, which came to 39.3% and exceeded the European average. Renault now has the widest range of common-rail diesel engines on the market.
In the European top 10, Mégane was the third best-selling car with a 3.8% market share. Scénic accounted for more than half of Mégane sales and remained the segment leader. Laguna sales surged and the model was ranked second in its category in the final quarter of 2001. Twingo, Kangoo and Espace were all still leaders in their respective segments.

The renewal of the group's range of passenger cars and light commercial vehicles, set to take place between 2002 and 2004, will pick up speed with the launch of 20 new models, some 15 of which under the Renault nameplate. The average age of the range should be slightly above three years by 2004-2005, compared with approximately four-and-a-half years in 2001-2002. The line-up will be broadened at every level and grow from 20 Renault-badged passenger car and LCV models in 1997 to some 25 models in 2004.

Operating margin

Operating margin totalled EUR473 million, or 1.3% of revenues. The contribution of the Automobile Division came to EUR216 million, equivalent to 0.6% of revenues - EUR163 million in the first half and EUR53 million in the second half - compared with EUR1,574 million in 2000 (pro forma data, taking into account the deconsolidation of the Renault V.I./Mack group). The decline was partly due to a slump in international sales, hard hit by crises in Turkey and Argentina. At the same time, R&D expenditure came to EUR1,935 million in 2001, equivalent to 5.3% of revenues, compared with EUR1,846 million, or 5.4% of revenues in 2000 (pro forma), due to the upcoming range renewal. Other factors also impacted operating margin: prices were cut in the United Kingdom, vehicles had higher levels of equipment, while the cost was not passed on to customers, and the mid-range segment was nearing renewal.

The contribution of the Finance Division to operating margin remained virtually stable at EUR252 million, compared with EUR263 million in 2000 on a pro forma basis.

In an ongoing performance drive, Renault met its **cost-reduction** target of EUR1 billion on a consistent basis, as part of its three-year

plan. Cost cutting got under way in all areas of the group and focused particularly on purchasing (51%), distribution (21%) and manufacturing costs (11%). Despite a tougher business climate for suppliers, Renault achieved its objective in 2001 thanks to a faster reduction of distribution costs and efforts to keep overhead expenses to a minimum, particularly in the second half of the year.

Other operating income and expenses included income from several extraordinary transactions and totalled EUR231 million, compared with a charge of EUR325 million in 2000 (pro forma). Income from the sale of equity investments in operating subsidiaries totalled EUR632 million and primarily included capital gains realized on the sale of Renault V.I./Mack (EUR335 million) and CAT (EUR318 million). The situation in Argentina, however, weighed on Renault's financial statements due to the depreciation of industrial assets (EUR51 million) and a redundancy plan (EUR41 million). Other expenses included the adjustment and discounting to present value of the financial charges of the CASA provision for the early retirement plan in France and the equivalent plan in Spain.

After recognition of other operating income and expenses, **operating income** came to EUR704 million in 2001, compared with EUR1,518 million in 2000, on a pro forma basis.

Net financial items were virtually stable in 2001 and showed a loss of EUR64 million, compared with a loss of EUR69 million in 2000. This figure included the sale of BNP Paribas shares, which generated EUR89 million in capital gains.

Renault's share in the **net income of companies accounted for by the equity method** climbed from EUR89 million in 2000 (published figures) to EUR380 million in 2001. This sharp gain was due to the recovery of Nissan, whose contribution came to EUR497 million. The downturn in the truck sector, however, meant that Renault recorded a negative contribution from Volvo amounting to EUR26 million. Contributions from other companies, including Mais, were also negative, representing a charge of EUR91 million. **Group pre-tax net income** was EUR1,020 million, compared with EUR1,723 million in 2000. The tax rate for fiscal 2001 was significantly lower, given Renault's share in the net income of companies accounted for by the equity method (net of tax) and long-term capital gains from disposals. Taxes amounted to EUR67 million in 2001.

After recognition of taxes and minority interests, **Renault net income** in 2001 totalled EUR1,051 million, compared with EUR1,080 million in 2000. **Net earnings per share** came to EUR4.38, versus EUR4.50 in 2000.

In 2001, **cash flow of industrial and commercial activities** came to EUR1,395 million, compared with EUR2,760 million in 2000, on a pro forma basis. This decline largely mirrored the fall in the group's operating margin.

Renault became more selective in terms of capital expenditure and focused efforts on renewing the product range and international development. **Capital expenditure by industrial and commercial activities in property, plant and equipment and intangibles net of disposals** totalled EUR2,547 million, equivalent to 7.4% of revenues.

Despite a tougher operating climate, Renault cut the **net financial indebtedness of industrial and commercial activities** including redeemable shares - by EUR866 million to EUR3,927 million, compared with EUR4,793 million in 2000. This decline was achieved thanks to the significant fall in working capital requirements and the sale of equity investments (CAT and BNP Paribas).

Group **shareholders' equity** rose from EUR9,652 million to EUR10,051 million. The debt-to-equity ratio improved sharply from 49.7% at year-end 2000 to 39.1% at year-end 2001, including redeemable shares.

The Board of Directors meeting of February 26, 2002 will rule the accounts presented on February 12. A proposal will be made at the Annual General Meeting of Shareholders on April 26, 2002 calling for payment of a dividend of EUR0.92 per share, excluding the tax credit.

The Board of Directors paid tribute to all the men and women of Renault who by their competence, hard work and enthusiasm made these results possible in a difficult climate.

Outlook

2002 will be a year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year.
Against this backdrop and in a context in which Renault's markets remained at similar levels to those in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain a positive operating margin, on a consistent accounting basis.
2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

Press contact: Nathalie Bourotte Tel.: +33 (0)1 41 04 64 69
Website: www.renault.com

Consolidated revenues by Division

	2000 as published	2000 restated(1)	2001	Change 2001/2000	
	EUR million	EUR million	EUR million	as published %	restated %
Automobile Division	31,486	31,985	33,841	+7.5	+5.8
Commercial Vehicles Division	7,033				
Other (2)		622	682		+9.6
Finance Division	1,656	1,661	1,828	+10.4	+10.1
Total	**40,175**	**34,268**	**36,351**	**-9.5**	**+6.1**

(1) For comparison purposes, data for 2000 have been restated on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack on January 1, 2001. Consequently, the Commercial Vehicles Division no longer exists. Irisbus data are included in "Other".

Other changes to the scope of consolidation were as follows: deconsolidation of CAT on July 1, 2001, full consolidation of Renault Samsung Motors on September 1, 2000, Renault Croatia and Renault Slovakia on January 1, 2001, Renault Morocco on October 1, 2000 and Renault Mexico on January 1, 2001.

(2) Irisbus data have been included under "Other" since Renault V.I./Mack was deconsolidated.

Consolidated financial results

EUR million	2000 as published	2000 pro forma*	2001
Operating margin	2,022	1,843	473
Operating income	1,703	1,518	704
Net financial income (expense)	(69)		(64)
Share in net income of Nissan	56		497
Share in net income (loss) of other companies accounted for by the equity method	33		(117)
Group pre-tax net income	1,723		1,020
Current and deferred taxes	(649)		(67)
Group net income	1,074		953
Minority interests	6		98
Renault net income	1,080		1,051

* Pro forma data only include the deconsolidation of the Renault V.I./Mack group.

Operating margin by Division

EUR million	2000 as published	2000 pro forma*	2001
Automobile Division	1,574	1,574	216
Commercial Vehicles Division	195		
Other		6	5
Finance Division	253	263	252
Total	**2,022**	**1,843**	**473**

* Pro forma data only include the deconsolidation of the Renault V.I./Mack group.

CONTENTS

RENAULT SALES WORLDWIDE



Worldwide sales
2,356,208
+ 2.3%
2,409,226
Light commercial vehicles
334,564
+ 0.1%
335,030
Passenger cars
2,021,644
+ 2.6%
2,074,196
2000
2001

■ **Passenger car and LCV sales were up 2.3% in 2001 to 2.4 million units, i.e. a 4.4% share of the global market, compared with 4.2% in 2000.**

Renault group's worldwide sales increased by 2.3% thanks to a rise in Renault sales in Central Europe and Brazil and contributions from new brands, Dacia (+ 3.8%) and Renault Samsung Motors, which posted strong growth and was included for the first time as a full year of sales. Sales under the Renault nameplate (– 0.3%) were virtually stable.

■ **Renault, leading brand (cars and LCVs) in Western Europe with a market share of 11.1%**

Renault retained its position as leading automotive brand in the passenger car and LCV market for the fourth year running, with market share of 11.1%, compared with 11% in 2000. Unit sales came to 1,904,421 in 2001, up from 1,873,990 in 2000. Renault increased its market share on a market that was stable (up 0.2%) at a high level of 16.7 million units.

■ **Group unit sales outside Western Europe accounted for nearly 21% of total sales, compared with 20.5% in 2000.**

While the economic situation varied from region to region, the group made headway outside Western Europe. In **Central Europe**, Renault sales gained 24.1% in a market that narrowed by 12.5% and Renault was ranked third in Central Europe. In **Brazil**, the market was up 7.5% and Renault increased its sales by 24.5%, bringing its market share to 4.6% from 4%. Unit sales totalled over 70,000 and Renault was ranked fifth. Sales slowed down in the second half of 2001 and the market shed 9.3%, after a 26.8% hike in the first half. In **Turkey**, Renault reported over 71,000 fewer unit sales in 2001 due to the market slump that hit the country. Renault nevertheless consolidated its leadership ranking with a 23.6% share of the automotive market, up from 19.4% in 2000. In **Argentina**, the climate was extremely tough and Renault's sales dropped by over 25,000 units in a severely depressed market (down 42%). Unit sales came to 35,346. Renault held on to its lead for the sixth year in a row with a stable market share of 18.4%.

■ **Mégane was the third best-selling car in Europe**

Scénic accounted for more than half of Mégane sales and maintained its lead position in the mini-MPV category despite fiercer competition. Clio benefited from the launch of phase II and new engines. Clio was even in the number-two spot of the small car segment in the last five months of 2001 and ranked third for the full year. Laguna II got off to a very good start and gained 2.6 points to win a share of 9.6% in 2001, up from 7% in 2000, and was in second place in the last quarter. Espace, Twingo and Kangoo were all still leaders in their respective segments.

■ **Renault and Nissan sold 5 million vehicles in 2001**

Renault and Nissan sold a combined 5 million automobiles in 2001, stable compared to last year's results, even as the world saw a slight slowdown in key automotive markets. Nissan sold 2.6 million units while the Renault group sold 2.4 million. The Renault-Nissan Alliance's share of the world market thus came to 9.2% (4.4% for the Renault group and 4.8% for Nissan) positioning the Alliance among the world's top five leading automakers.

REVENUES


Consolidated revenues
EUR million
34,268
+10.1%
36,351
1,661
+9.6%
1,828
622
682
31,985
+5.8%
33,841
2000
2001
Automobile Division
Other
Finance Division

- **Renault's revenues came to EUR36,351 million in 2001, compared with EUR34,268 million in 2000[1], up 6.1% on a consistent basis.**
  - The ***Automobile Division's*** contribution to group revenues came to EUR33,841 million in 2001, up 5.8% compared with 2000, on a consistent basis. This rise was due to an increase in sales, particularly under the Renault Samsung Motors and Dacia nameplates.
  - Revenues from the ***Finance Division*** – essentially comprising interest income from sales financing activities – amounted to EUR1,828 million, up 10.1% compared with 2000, on a consistent basis. This growth was due to a significant increase in credits outstanding, and a rise in interest rates.
  - Information relating to Irisbus has come under "**Other**" since the Renault V.I./Mack group was deconsolidated. Revenues increased by 9.6%.

- **Revenues generated outside France accounted for 60.8% of the total.**

  The portion of revenues earned outside Western Europe, Renault's main market, was EUR5,901 million or 16.2% of total revenues, compared with 18.3% in 2000 (on a pro forma basis).

(1) On a consistent basis with 2001.

OPERATING MARGIN

Contribution of Divisions to group operating margin

EUR million	2000 pro forma [1]	2001
Automobile Division	1,574	216
Other	6	5
Finance Division	263	252
Total	**1,843**	**473**

(1) Pro forma: pro forma data only include the deconsolidation of Renault V.I./Mack.

■ **Operating margin came to EUR473 million, compared with EUR1,843 million in 2000, on a pro forma basis.**[1]**.**
Operating margin was equivalent to 1.3% of revenues (5.4% in 2000).

■ The decline in operating margin vis-à-vis 2000 was primarily due to the **Automobile Division**. There were several reasons for the decline:

- a major downturn in the contribution from outside Western Europe, owing to the very sharp drop in sales in Argentina and Turkey and a worsening situation in the Mercosur.
- an increase in R&D expenditure on account of the product plan, as well as a transitional rise in warranty costs due to extended warranty periods and developments in the product mix.
- a drop in the contribution from Europe as prices were cut in the United Kingdom and the product cycle was less buoyant ahead of a mid-segment renewal of the Renault range. The impact of this less buoyant product cycle was compounded by sourcing constraints early in the year, notably, when Laguna II was launched.

Operating margin was nevertheless boosted by ongoing cuts to purchasing costs – despite a tougher business climate for suppliers – and greater efforts to keep overhead expenses to a minimum, particularly in the second half of the year.

■ The **Finance Division**'s contribution to operating margin was EUR252 million and remained virtually stable compared with the previous year.

(1) Pro forma: pro forma data only include the deconsolidation of Renault V.I./Mack.

4 OTHER OPERATING INCOME AND EXPENSES


Other operating income and expenses
EUR million
231
(325)
2000
2001

■ **Other operating income and expenses** showed income of EUR231 million, compared with a charge of EUR325 million in 2000 on a pro forma basis. This item included:

- **income from the sale of equity investments in operating subsidiaries** totalled EUR632 million in 2001 and primarily included capital gains realized on the sale of Renault V.I. to Volvo (EUR335 million)[1] and the sale of shares in CAT to Global Automotive (EUR318 million) In 2000, the figure came to a gain of EUR1 million (pro forma).
- costs and **provisions for restructuring and adapting the workforce**, amounting to EUR204 million, broken down as follows:
  - adjustment and discounting to present value of provisions set up for early retirement plans (CASA) implemented in France (EUR40 million).
  - adjustment and discounting to present value of Spanish early retirement plan ("Convenio") for departures in 2000 and 2001, as well as provisions for departures in 2002 (EUR65 million)
  - costs and provisions related to the implementation by Renault Argentina of measures to adapt the workforce (EUR41 million).
- losses (net of capital gains) of EUR24 million recorded during **sales of property, plant and equipment and intangibles**.
- **exceptional operating income and expenses** of a negative EUR164 million, including a provision of EUR51 million for depreciation of Renault Argentina's fixed assets to allow for the major slump in markets and eroded profitability.

After recognition of other operating income and expenses, **operating income** came to EUR704 million in 2001, compared with EUR1,518 million in 2000, on a pro forma basis.

(1) In 2001, Renault and Volvo entered into arbitration on the interpretation of the transfer agreement of Renault Véhicules Industriels shares, which could result in a reduction of the value of the transfer. On June 30, 2001 Renault established a provision relating to this arbitration procedure.

5 SHARE IN NET INCOME OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Companies accounted for by the equity method

EUR million	2000	2001
Nissan	56	497
Volvo	0	– 26
Other	33	– 91
Total	**89**	**380**

- Renault's share in the net income of **companies accounted for by the equity method** amounted to EUR380 million in 2001, compared with EUR89 million in 2000.
- The **principal company accounted for by the equity method was Nissan Motors**. In 2001, Renault consolidated Nissan's results from the second half of the 2000 fiscal year and the first half of the 2001 fiscal year in its financial statements, proportional to its share in Nissan Motor. The success of the Nissan Revival Plan put Nissan back on the road to profit in the first half of its FY 2000. Renault consolidated two half-year periods of positive contributions, amounting to EUR497 million, in its 2001 financial statements. This is broken down as follows:
  - Nissan Motor's restated results, amounting to EUR539 million.
  - a loss of EUR42 million attributable to the amortization of goodwill for the year 2000.
- Renault's interest in **AB Volvo** was carried under the equity method in Renault's financial statements, giving rise to a charge of EUR26 million, as a result of.
  - the sharp downturn in the truck sector and the recognition by Volvo of restructuring expenses. The portion attributable to Renault of the net income of AB Volvo was a negative EUR50 million.
  - Amortization of badwill, representing income of EUR24 million
- Equity accounting applied to **other group companies** (principally Mais, Teksid and Sofasa) resulted in a loss for Renault of EUR91 million in 2001, due mainly to the EUR58 million loss posted by Mais on account of the economic crisis in Turkey. In 2000, equity accounting of these companies showed a positive contribution of EUR33 million.

GROUP PRE-TAX NET INCOME AND RENAULT NET INCOME

Group pre-tax net income and net income EUR million



1,080
1,051
2000
2001

Group pre-tax net income was EUR1,020 million, compared with EUR1,723 million in 2000.

In 2001, **current and deferred taxes** represented a net charge of EUR67 million, compared with a net charge of EUR649 million in 2000. The effective tax rate was 6.6%. The difference with respect to the French standard tax rate of 36.4% was due, in particular, to the recognition of income that did not create a tax liability (long-term capital gains from disposals offset against capital losses to be carried forward and the share in the net income of companies accounted for by the equity method).

After recognition of taxes and minority interests, **Renault net income** in 2001 totalled EUR1,051 million, compared with EUR1,080 million in 2000.

Net earnings per share came to EUR4.38, versus EUR4.50 in 2000.

7 NET CAPITAL EXPENDITURE OF INDUSTRIAL AND COMMERCIAL ACTIVITIES



Net capital expenditure
of industrial and commercial activities
EUR million
2,116
2,547
as a % of revenues
of industrial and
commercial activities
6.5%
7.4%
2000
2001

■ 2001 saw a high rate of capital expenditure due to Renault's range renewal plan and the international development of the group. Renault devoted EUR2,547 million in 2001 to **capital expenditure in property, plant and equipment and intangible assets net of disposals of industrial and commercial activities**. This figure rose by 20% in 2001 and accounted for 7.4% of revenues (versus 6.5% in 2000 on a pro forma basis).

– **Capital expenditure of the Automobile Division** mainly went into renewing product and powertrain ranges, as well as modernizing facilities. International capital expenditure accounted for 17.8% of total capital expenditure in 2001, with the financing of a unit producing LCVs in Brazil. Capital expenditure related to the European range accounted for 53% of total capital expenditure. This concerned the D/E segments at Sandouville, particularly tooling for Vel Satis and the Espace replacement, in addition to the setting up of initial facilities for the Mégane replacement at the Douai and Palencia plants.

■ **The group's equity investments** came to EUR109 million, compared with EUR811 million in 2000. In 2000, these investments essentially covered the acquisition of shares in AB Volvo and Benetton Formula One.

8 NET FINANCIAL DEBT AND SHAREHOLDERS' EQUITY



Net financial debt and shareholders' equity
EUR million
9,652
10,051
4,793
3,927
Debt-to-equity ratio
49.7%
37.1%
2000
2001
Net financial debt, including redeemable shares
Shareholders' equity

- **Net financial indebtedness of industrial and commercial activities** declined by EUR866 million on account of the sale of equity investments (principally in CAT and BNP Paribas) and a decline in working capital requirements.
- Group **shareholders' equity** rose from EUR9,652 million to EUR10,051 million at December 31, 2001, an increase of 4.5%. This overall rise was due notably to recognition of net income for the financial year and an unrealized loss on foreign exchange due principally to the impact of the devaluation of the Argentine peso and the fall of the yen.

9 WORKFORCE


Group total
141,133
140,417(1)
o/w parent company
45,942
47,515
2000 pro forma
2001

(1) The workforce includes 3,309 people with CASA status (early retirement plan for older employees in France).

The impact of changes in the Renault group's scope of consolidation on the workforce

In 2001, the workforce decreased by 25,697 people compared with figures published at year-end 2000, 24,981 of whom resulted from changes in the scope of consolidation. The main changes in the scope of consolidation were the deconsolidation of the Renault V.I./Mack group (– 22,068 people), the CAT group (– 2,518 people) and Nadella (– 596 people).

Industrial relations policy adapted to international competition

Renault employs over 140,000 people throughout the world. Following the severe crisis in the late 1980s which led Renault to make major cuts to its workforce (1985-1986), the company has pursued a policy of reducing its workforce on a regular, controlled basis over the past decade to meet its goals of enhanced productivity. Renault, as part of an overall programme to adjust its workforce – the CASA plan – is continuing to rebalance the average age of its employees in France by recruiting younger workers to partially offset the departure of older workers who elect early retirement. In 2001, 1,545 employees were included in the early retirement plan.

The Renault group kept up its recruitment drives in 2001, as in 2000, and hired over 6,000 new employees, including over 2,400 at Renault S.A. Some 27% of new recruits (engineers and managerial staff) hired in 2001 had an international profile (i.e. they did not come from the country in which recruitment took place or had studied or worked two years abroad). This move supported Renault's international development process.

Appendix 1:

RENAULT IN 2001

Renault output



1,935,695 passenger cars



318,427 light commercial vehicles

Renault Samsung Motors output



68,679

Dacia output



52,283

Total **2,375,084** vehicles

Renault sales worldwide

2,286,565 passenger cars and light commercial vehicles

Renault Samsung Motors sales

70,648

Dacia sales

52,013

TOTAL SALES:

2,409,226 vehicles

+ 2.3%

Appendix 2

MARKET SHARE IN 2001

Market share of leading brands in Western Europe

(passenger cars and light commercial vehicles)



12%
10%
8%
6%
4%
2%
0%
11.1%
10.5%
9.6%
9.0%
8.6%
7.6%
6.3%
5.4%
3.6%
3.3%
3.1%
2.6%
2.6%
Renault
Volkswagen
Opel
Ford
Peugeot
Fiat
Citroën
Mercedes
Toyota
Audi
BMW
Nissan
Seat

	Registrations in 2001	Change as a %	2001 market share as a %	2000 market share as a %
RENAULT	**1,862,310**	**1.7**	**11.1**	**11.0**
VOLKSWAGEN	1,753,851	– 1.4	10.5	10.7
OPEL	1,603,399	0.7	9.6	9.5
FORD	1,502,938	5.3	9.0	8.6
PEUGEOT	1,444,700	9.5	8.6	7.9
FIAT	1,262,737	– 3.5	7.6	7.8
CITROËN	1,059,409	10.4	6.3	5.8
MERCEDES	908,924	4.2	5.4	5.2
TOYOTA	608,671	– 0.1	3.6	3.7
AUDI	545,958	11.5	3.3	2.9
BMW	525,608	5.1	3.1	3.0
NISSAN	441,324	– 10.6	2.6	3.0
SEAT	428,030	– 7.1	2.6	2.8
Total market	**16,716,747**	**0.2**		

RENAULT SALES IN 2001

RENAULT SALES BY MARKET

(passenger cars and light commercial vehicles)

	Renault registrations in 2000	Renault change as a %	Market change as a %	2001 market share as a %	2000 market share as a %
France	751,148	+ 1.2	+ 5.5	27.9	29.1
Germany	220,310	+ 0.4	– 0.9	6.2	6.1
Spain	216,723	+ 1.2	+ 2.6	12.6	12.7
United Kingdom	198,363	+ 13.5	+ 10.2	7.3	7.1
Italy	186,622	– 0.3	– 0.3	7.1	7.1
Belgium/Luxem.	76,363	+ 8.8	– 3.0	12.8	11.4
Korea*	70,648	+ 472.1	– 3.8	5.2	0.9
Brazil	70,387	+ 24.5	+ 7.5	4.6	4.0
Romania:					
▸ Dacia	52,013	+ 3.8	+ 9.5	59.1	62.4
▸ Renault	6,251	+ 36	+ 9.5	7.1	5.7
Netherlands	56,758	– 5.5	– 11.5	9.2	8.6
Portugal	46,576	– 0.5	– 13.7	13.1	11.4
Turkey	44,275	– 61.6	– 68.4	23.6	19.4
Argentina	35,346	– 41.8	– 41.8	18.4	18.4
Poland	30,619	+ 2.3	– 31.6	8.7	5.8
Switzerland	23,135	+ 3.7	+ 1.1	6.7	6.5
Austria	21,216	– 0.7	– 5.1	6.6	6.3
Sweden	19,332	– 15.0	– 14.7	7.0	7.1
Hungary	18,025	+ 54.3	+ 8.3	10.4	7.3
Greece	14,683	– 0.4	– 4.0	4.9	4.7
South Africa	13,204	+ 23.9	+ 7.6	3.7	3.2

* *Renault Samsung Motors*

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

PRESS RELEASE
For immediate publication

October 25, 2001

In a tougher business climate,

Renault reports revenues up 6.8%[1] in the first nine months of 2001

In the first nine months of the year, Renault's consolidated revenues came to EUR27,059 million, up 6.8% on a consistent basis. In the third quarter, they stood at EUR8,227 million, a rise of 9.7% on a consistent basis, with 9.6% for the Automobile Division, 12.6% for the Finance Division and 7.5% for other operations.

The increase in third-quarter revenues of the Automobile Divison underlines Renault's improved sales performance in Western Europe, where it consolidated its position as leading brand in passenger cars and light commercial vehicles. In a market that expanded 1.3%, Renault's share of the passenger car and light commercial vehicle market came to 10.7%, compared to 10.5% in the same period of last year, and diesel sales continued to grow. The launch of New Clio and ramp-up in production of Laguna II contributed to sales growth. Since May, Laguna II is on target, ranking third in its segment in Europe. New Clio got off to a very good start, taking a market share of over 3% in September. Sales of the Mégane family, however, which accounted for 31.8% of Renault volume since the beginning of the year compared to 35.2% last year, continued to slide as the vehicle nears the end of its lifecycle and competition heightens in the segment. This decline impacted revenues.

The rapid resumption of operations at Renault Samsung Motors also boosted growth in revenues. Conversely, difficulties in local markets led to Renault

[1] On a consistent basis, the main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack on January 1, 2001 following the implementation of the Renault/Volvo agreement and that of CAT on July 1, 2001. Other changes concerned the full consolidation of Renault Samsung Motors on September 1, 2000, Renault Croatia and Renault Slovakia on January 1, 2001, Renault Morocco on October 1, 2000 and Renault Mexico on January 1, 2001.

recording strong declines in revenues in Turkey and Argentina, two countries in which it is market leader.

Overall, despite an increase in revenues generated by the other activities of the Automobile Division (network business, used cars...), third-quarter revenues grew slower than expected.

Against this background, operating margin in the second half could be lower than in the first half of the year.

Nissan's contribution to Renault's financial results was again high, estimated today at EUR220 million[2] in the second half of the year. This positive factor will be, however, impacted by the results of the other companies accounted for by the equity method.

Overall, Renault expects net income for the full year to be on a par with the previous year.

In response to these developments, the cost-cutting plan will be intensified and non-priority investments significantly reduced. Renault is also adjusting production to demand to avoid excess inventory and continue to contain debt. To that end, production rates have been adapted and production stoppages announced between now and the end of the year in France and Spain. In Argentina, an energetic restructuring plan has just been decided on to cope with the structural difficulties encountered there. All these actions are aimed at enhancing Renault's competitiveness to put the company in a position to take full advantage of new model launches over the next 12 months and profit from developments in the Alliance with Nissan.

Renault confirms that advanced discussions are under way with Nissan on the reinforcement of Alliance structures, in keeping with the principles of the agreement signed in March 1999.

CONTACT
Renault Press: Nathalie Bourotte, press officer, + 33 1 41 04 64 69
Web site: www.renault.com

[2] Estimate based on Nissan's non-audited preliminary accounts, after amortization of goodwill.

Consolidated revenues

	2001	2000 restated [1]	2000 published	Change 2001/2000 published	Change 2001/2000 restated
	EUR million	EUR million	EUR million	%	%
1st quarter					
Automobile Division	8,463	8,537	8,388	+ 0.9	- 0.9
Commercial Vehicles Division			1,754		
Other	162	112			+ 44.6
Finance Division	438	397	396	+ 10.6	+ 10.3
Total	**9,063**	**9,046**	**10,538**	**- 14.0**	**+ 0.2**
2nd quarter					
Automobile Division	9,122	8,224	8,012	+ 13.9	+ 10.9
Commercial Vehicles Division			1,806		
Other	189	148			+ 27.7
Finance Division	458	417	416	+ 10.1	+ 9.8
Total	**9,769**	**8,789**	**10,234**	**- 4.5**	**+ 11.2**
3rd quarter					
Automobile Division	7,628	6,960	6,799	+ 12.2	+ 9.6
Commercial Vehicles Division			1,466		
Other	144	134			+ 7.5
Finance Division	455	404	403	+ 12.9	+ 12.6
Total	**8,227**	**7,498**	**8,668**	**- 5.1**	**+ 9.7**
9 months					
Automobile Division	25,213	23,721	23,199	+ 8.7	+ 6.3
Commercial Vehicles Division			5,026		
Other	495	394			+ 25.6
Finance Division	1,351	1,218	1,215	+ 11.2	+ 10.9
Total	**27,059**	**25,333**	**29,440**	**- 8.1**	**+ 6.8**

(1) For comparison purposes, data for 2000 have been restated on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack on January 1. Accordingly, the Commercial Vehicles Division no longer exists. Information on Irisbus is now included in "Other".
Other changes were the deconsolidation of CAT on July 1, 2001 and the full consolidation of Renault Samsung Motors, on September 1, 2000, Renault Croatia and Renault Slovakia, on January 1, 2001, Renault Morocco, on October 1, 2000 and Renault Mexico, on January 1, 2001.

SEC File No. 82-4001

PRESS RELEASE
For immediate publication

July 26, 2001

In the first half of 2001,

Renault reports net income of EUR779 million, or EUR3.25 per share, on a 5.6% rise in revenues[1]

In the first half of 2001, Renault posted net income of EUR779 million, compared with EUR233 million in the first half of 2000, on total revenues of EUR18,832 million, up 5.6% on a consistent basis[1]. These results came at a more difficult time for the Group in Europe, alongside crises in Turkey and Argentina, and underscored the impact of the Group's international expansion – notably with Dacia and Samsung – at this stage in its development. Nissan's recovery benefited both Renault and the Alliance, which was pursued at a rapid pace, and a number of projects were deployed in Europe and on international markets. Renault also made headway in the mid-range and the luxury segments, bolstered by the launch of Laguna II, and implemented the agreement with Volvo.

Total worldwide sales[2] of Renault Group passenger cars and light commercial vehicles, including Samsung- and Dacia-badged vehicles, came to 1,259,213 units, compared with 1,268,398 units in first-half 2000. The 0.7% decline was due to the slowdown in the European market, the collapse of the Turkish and Argentine markets and the transition phase in the renewal cycle of Renault Group models – the launch of Laguna II, the anticipated introduction of New Clio and fiercer competition in the C segment.

---

[1] On a consistent basis. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack subsequent to the implementation of the Renault-Volvo agreement. The following companies were consolidated fully: Renault Samsung Motors, on September 1, Renault Croatia and Renault Slovakia, on January 1, 2001, Renault Morocco, on October 1, 2000 and Renault Mexico, on January 1, 2001.

[2] The term "sales" includes registrations of new vehicles plus invoicing and unregistered sales for certain geographic areas.

In the Western European market, which contracted by 1.8%, Renault sales fell by 3.3%. Renault consolidated its position as the leading automobile brand on the passenger car and light commercial vehicle market, with a share of 10.9%, down from 11.1% in first-half 2000.

Outside Western Europe, the Group successfully pursued its strategy and sales were up 11.3%, despite the crises in the Turkish and Argentine markets, where Renault has a very strong presence. A 12.2% rise in Dacia sales to 24,860 units and the rebound of Samsung – accounting for 29,250 units – also fuelled sales growth, as did the Group's sales performance in Central Europe and the ongoing expansion of the brand in Brazil.

Altogether, Group sales outside Western Europe totaled 250,193 units, compared with 224,815 units in first-half 2000, accounting for 20% of its worldwide sales, versus 18% in the year-earlier period.

Consolidated **revenues** in first-half 2001 stood at EUR18,832 million, up 5.6% on a consistent basis compared with first-half 2000 – and down 9.3% on published figures, due to the deconsolidation of the Renault V.I./Mack Group in accordance with the Renault-Volvo agreement. The European Union accounted for 84.3% of revenues.

The contribution of the **Automobile Division** to revenues was EUR17,585 million in first-half 2001, compared with EUR16,761 million in the year-earlier period on a consistent basis. This represented a 4.9% increase – and a 7.2% increase on published figures – over the same period in 2000, and was equal to 93.4% of Group revenues, owing to the deconsolidation of the commercial vehicles business. The increase in revenues of the Automobile Division was primarily due to a better model mix and an increase in sales of diesel vehicles. The new and improved model mix was particularly attributable to the launch of Laguna II, which was gradually introduced in all the European countries during the first half of the year and which ranked third in its segment in May in Europe.

The contribution of the **Finance Division** to Group revenues was EUR896 million, up 10.1% from the first six months of 2000 on a consistent basis (and 10.2% compared with published figures). This was equal to 4.8% of Group revenues.

The **operating margin** came to EUR304 million, compared with EUR1,053 million in first-half 2000, on a pro forma basis[3], equivalent to 1.6% of revenues, versus 6% in first-half 2000 (pro forma).

The **Automobile Division** posted an operating margin of EUR163 million, compared with EUR910 million in the year-earlier period on a pro forma basis. The drop in

[3] The 2000 pro forma accounts only include the deconsolidation of the Renault V.I./Mack Group.

operating margin was due on the one hand to known factors, such as our product renewal cycle (inferring notably an increase in R&D expenditure) and the cost of deploying the Group's international strategy, and on the other to new factors linked to the crisis in Turkey and Argentina, the difficult start of the year in Europe, and the delayed ramp-up in Laguna II production.

The operating margin of the **Finance Division** remained stable at EUR137 million, compared with EUR142 million for first-half 2000 on a pro forma basis.

In line with a policy to renew its top of the range and its line of engines, the Group spent EUR1,063 million on **research and development**, up from EUR933 million in first-half 2000. This was equal to 5.6% of revenues (versus 5.3% in the first half of 2000).

Other operating income and expenses totaled an income of EUR281 million, compared with a charge of EUR122 million in first-half 2000 on published figures. This item included, in particular, a capital gain of EUR335 million from the sale of Renault V.I./Mack to Volvo and a charge of EUR32 million for restructuring costs, including EUR16 million in expenses relating to the early retirement scheme for older employees (CASA).

After recognition of other operating income and expenses, **net operating income** stood at EUR585 million, compared with EUR1,024 million in first-half 2000 (published figures).

Net financial income was EUR86 million, compared with a loss of EUR28 million in the year-earlier period (published figures). This increase was essentially due to a capital gain of EUR89 million realized on the sale of BNP Paribas shares in the first half of the year.

Renault's share in the net income of **equity affiliates** was a positive EUR233 million, versus a loss of EUR379 million in the first six months of 2000.

The principal company accounted for by the equity method was Nissan Motor. Renault's first-half financial statements for 2001 included the share attributable to Renault (36.8%) of the restated net income recorded in the second half of Nissan's fiscal year 2000 (October 1, 2000 - March 31, 2001). As Renault had earlier announced, the impact of Nissan Motor on its financial statements was a positive EUR273 million, due to the success of the Nissan Revival Plan.

The equity accounting of Renault's 21.05% investment in the Volvo Group in Renault's financial statements resulted in income of EUR7 million.

The equity accounting of the other companies in the Group (including Maïs, Teksid and Sofasa) resulted in a loss of EUR47 million, compared with income of EUR18 million in first-half 2000.

Group pre-tax net income was EUR904 million, compared with EUR617 million in the year-earlier period.

In the first half of 2001, **current and deferred tax** totaled a net charge of EUR131 million, down from a net charge of EUR405 million in the first half of 2000.

After recognition of this charge and minority interests, which stood at a loss of EUR6 million, **Renault net income** was EUR779 million, compared with EUR233 million in first-half 2000, or EUR3.25 per share, versus EUR0.97.

Renault had **cash flow** of EUR1,254 million and benefited for the first time from the payment of dividends by Nissan, to the amount of EUR99 million.

Engaged in a policy of rapidly renewing its vehicle range, the Group's **purchases of property, plant and equipment and intangibles, net of disposals,** came to EUR1,286 million, up from EUR1,051 million in first-half 2000 (pro forma). This represented an increase of 22.5% and was equal to 6.8% of revenues. **Net disposals of acquisitions of investments** totaled EUR224 million. Renault stated that it had completed its wave of strategic acquisitions.

Group **stockholders' equity** rose from EUR9,652 million at December 31, 2000 to EUR9,941 million at June 30, 2001.

Despite the high level of investments in the first half, the payment of the dividend in June and adverse trends in exchange rates, **net financial indebtedness** of industrial and commercial activities dropped by EUR337 million from the figure at December 31, 2000 and stood at EUR4,456 million, including redeemable shares, compared with EUR4,793 million in the year-earlier period. This did not include the impact of the sale of CAT, which took place on July 17, 2001, subsequent to the end of first-half 2001.

In second-half 2001, Renault expects sales growth to pick up in Europe thanks to the success of Laguna II, the market introduction of New Clio, New Trafic and Avantime and a renewed range of diesel engines. Furthermore, cost reduction should gather pace in second-half 2001. Against this backdrop, operating margin should increase significantly on first-half figures.

For the year as a whole, net income should post solid growth over 2000, given Nissan's recovery and capital gains from the disposal of assets.

Half-year consolidated revenues of the Renault group by Division

EUR million	6 months ended June 30, 2000 Published figures	6 months ended June 30, 2000 Restated figures (1)	6 months ended June 30, 2001	Change	
				Published	*Restated*
Automobile	16,400	16,761	17,585	*7.2%*	4.9%
Other (2)		260	351		35%
Commercial Vehicles	3,559				
Finance	813	814	896	*10.2%*	10.1%
Total	**20,772**	**17,835**	**18,832**	***-9.3%***	**+5.6%**

(1) For comparison purposes, data for 2000 have been restated on a consistent basis with 2001. The main change in the scope of consolidation was the deconsolidation of Renault V.I./Mack. The following companies were consolidated fully: Renault Samsung Motor, on September 1, Renault Croatia and Renault Slovakia, on January 1, 2001, Renault Morocco, on October 1, 2000 and Renault Mexico, on January 1, 2001.
(2) Since the activity of Irisbus alone is not large enough to constitute a separate division, Irisbus data are now included in "Other".

Renault half-year consolidated income statement

EUR million	*6 months ended June 30, 2000 (published figures)*	*6 months ended June 30, 2000 (pro forma figures) (1)*	*6 months ended June 30, 2001*
Operating margin	1,146	1,053	304
Net operating income	1,024	941	585
Net financial income (expense)	(28)	(35)	86
Share in net income (loss) of equity affiliates	(379)		233
Group pre-tax net income	617		904
Current and deferred tax	(405)		(131)
Group net income	212		773
Minority interests	21		6
Renault net income	233		779

(1) The pro forma figures only include the deconsolidation of the Renault V.I./Mack Group.

Half-year operating margin by Division

EUR million	*6 months ended June 30, 2000 (published figures)*	*6 months ended June 30, 2000 (pro forma figures) (1)*	*6 months ended June 30, 2001*
Automobile Division	910	910	163
Commercial Vehicles Division	99		
Other *(2)*		1	4
Finance Division	137	142	137
Total	**1,146**	**1,053**	**304**
(as a % of revenues)	*5.5%*	*6%*	*1.6%*

(1) The pro forma figures only include the deconsolidation of the Renault V.I./Mack Group.
(2) Since the activity of Irisbus alone is not large enough to constitute a separate division, Irisbus data are included in "Other".

Exhibit E.14

SEC File No. 82-4001

03 DEC -2 AM 7:21

PRESS RELEASE
For immediate publication

April 26, 2001

In the first quarter of 2001,
Renault posted revenues of €9,063 million

Renault's revenues were stable in the first quarter of 2001 compared to the prior year period, calculated on a consistent basis. They were down 14.0% compared to the figure published for the first quarter of 2000, due primarily to the Renault V.I./Mack group leaving the scope of consolidation of the Renault group, further to the implementation of the Renault-Volvo agreement.

The **Automobile Division** generated revenues of €8,463 million in the first quarter of 2001. They declined slightly by 0.9% on a consistent basis, but rose by 0.9% compared to the figure published for the same period in 2000. They represented 93.4% of group revenues.

This change occurred against a backdrop of markets in Western Europe which were less buoyant than at the start of the year 2000 and with sharp declines in the Turkish and Argentine markets in which Renault holds solid positions. The group's strong international performance only partly offset contractions in certain world markets.

Unit sales of the Renault group worldwide totaled 596,837 vehicles, of which 513,384 passenger cars and 83,453 light commercial vehicles, compared to 626,759 vehicles in 2000. The group benefited from the 34.6% rise in Dacia sales (11,918 units) and the start of sales at Renault Samsung Motors (12,074 units).

In Western Europe, Renault was once again the leading brand, with a 10.7% share of the passenger car and light commercial vehicle market, despite a decline in penetration of 0.3 of a percentage point. In a market which contracted by 5.1%, Renault's unit sales were down 7.8% to 483,587 units, compared to 524,232 in the first quarter of 2000. This downturn was primarily due to the decline in the German market and a less favourable product situation in the first three months of 2001 compared to 2000. Mégane sales fell significantly, impacted by the flagging demand for saloons in that segment, keener competition and the upcoming launch of Scénic phase 3. Our absence from the top-of-the-range saloon segment (production of Safrane was phased out in the summer of 2000) weighed on the first quarter of 2001, along with the transition between Laguna I and Laguna II.

In the European LCV market, down 5.9%, the brand recorded a 4.2% drop in unit sales but reinforced its lead position and increased its market share in Europe from 14.6% to 14.9% thanks to the success of Kangoo and Master.

Outside Western Europe, unit sales of the Renault group grew by 11.6% to 108,728 vehicles, due in particular to Samsung and Dacia sales.

In Central Europe, where the market fell by 16.5%, Renault gained 0.7 of a percentage point and took 7.7% as a result of improved performance in Poland, Hungary, Slovakia and Croatia. In Turkey, Renault held on to its number one slot with 17.7% of a market which suffered a 60.4% contraction.

Renault's market share progressed in all Latin American countries in which the brand has a commercial presence. Its market share rose by 2.5 percentage points to 18.3% in Argentina, where it held on to its lead position in a market down almost 40% (39.4%). In Brazil, sales were up 53.5% in a market which expanded by 30.4% and Renault took a 4.3% market share (compared to 3.6% in the first quarter of 2000).

Revenues of the **Finance Division** in the first quarter of 2001 increased by 10.6% to €438 million. They accounted for 4.8% of group revenues. Calculated on a consistent basis, revenues generated by the Finance Division rose by 10.3%.

Revenues generated by the **Commercial Vehicles Division** in the first quarter of 2001 amounted to €162 million (FRF1,063 million) and only take into account the contribution made by Irisbus, a joint subsidiary with Iveco.

Consolidated revenues of the Renault group by division

	1st quarter 2000 published figures	1st quarter 2000 Restated figures *(1)*	1st quarter 2001	% Change	
	€ million	€ million	€ million	*Published*	*Restated*
Automobile	8,388	8,537	8,463	+0.9%	-0.9%
Commercial vehicles	1,754	112	162	-90.8%	+44.6%
Finance	396	397	438	+10.6%	+10.3%
Total	**10,538**	**9,046**	**9,063**	**-14.0%**	**+0.2%**

(1) For comparison purposes, data for 2000 have been restated on a consistent basis with 2001.

03 DEC -2 7:21

SEC File No. 82-4001

PRESS RELEASE
For immediate publication

February 13, 2001

For fiscal year 2000,

Renault doubled its net profit
to EUR1,080 million (FRF7,082 million)
and registered operating margin of 5% of revenues

In 2000, Renault posted a net profit of EUR1,080 million (FRF7,082 million), on revenues of EUR40,175 million (FRF263,534 million), up 5.6% on a consistent basis. Operating margin came to EUR2,022 million (FRF13,266 million), equal to 5% of revenues. This result was obtained in an extremely eventful year in terms of strategic operations. Nissan made a positive contribution for the first time to the Group's financial results thanks to the rapid success of its recovery plan, while the implementation of the Alliance continued at a fast pace. The agreement signed with Volvo has secured the long-term future of the Commercial Vehicles Division. In line with its objective of international expansion, Renault acquired the operating assets of Samsung Motors and consolidated its investment in Dacia, while actively pursuing its international development with support from Nissan. At the end of the year, the Group launched the new Laguna, a model embodying Renault's new brand identity.

Renault's revenues came to EUR40,175 million (FRF263,534 million) in 2000 compared to EUR38,033 million (FRF249,483 million) in 1999[1], an increase of 5.6% on a consistent basis. Renault sold 2.3 million passenger cars and light commercial vehicles[2] in 2000, in line with its objective of selling four million vehicles in 2010 and consolidated its position as leading brand in Western Europe with a market share of 11%. Its sales outside Europe rose by 22.7%. Sales of the Commercial Vehicles Division grew by 11%.

Operating margin came to EUR2,022 million (FRF13,266 million) equal to 5% of revenues, in line with the Group's projections.The operating margin of the Automobile Division was EUR1,574 million (FRF10,326 million), compared to EUR1,763 million (FRF11,563 million) in 1999, due in particular to the increase of EUR198 million (FRF1,294 million) in research and development expenditure and the cost of international development with the consolidation of the Dacia and Renault Samsung Motors subsidiaries, which are respectively in a recovery and restart-up phase. The contribution of the Commercial Vehicles Division to operating margin amounted to EUR195 million (FRF1,280 million), compared to EUR220 million (FRF1,444 million) in 1999, mainly due to the deterioration in market conditions, notably in the United States. The contribution of the Finance Division to operating margin rose by 13.9% to EUR253 million (FRF1,660 million).

[1] 1999 on a consistent basis with 2000.

[2] Renault also sold 50,000 vehicles under the Dacia brand and 12,500 Samsung-badged vehicles.

The **plan to reduce costs** by FRF20 billion relative to 1997 (on a constant activity basis), carried out in 1998-1999-2000, was completed successfully, which made it possible to limit the impact of the rise in the cost of raw materials and energy. Renault is currently initiating a new plan to achieve savings of EUR3 billion over three years (2001-2002-2003). This new plan includes the savings from synergies generated by the Alliance. The plan covers all group activities, with particular focus on purchasing (51%), marketing expenses (21%) and manufacturing costs (11%).

Other operating income and expenses declined sharply in 2000 amounting to a charge of EUR319 million (FRF2,093 million) compared to EUR721 million (FRF4,729 million) in 1999. In 1999, this item included a provision of EUR584 million (FRF3,833 million) due to the application in France of the CASA (early retirement programme for older employees). Other operating income and expenses in 2000 mostly included the adjustment and discounting to present value of the financial charges of the CASA provision and provisions for measures to adapt the size of the workforce of the latest French subsidiaries to sign the CASA agreements, as well as an early retirement plan at the Spanish subsidiary FASA. On account of the financial situation of Daewoo, with whom Renault had signed an engine supply contract, the Group has provisioned for a doubtful receivable of EUR65 million (FRF428 million).

After taking into account other operating income and expenses, **operating income** was up 14.8% at EUR1,703 million (FRF11,173 million) in 2000 compared to EUR1,484 million (FRF9,736 million) in1999.

Net financial items showed a loss of EUR69 million (FRF454 million) compared to income of EUR32 million (FRF208 million) in 1999. This decline was due to the increase in the cost of financing the Group's international development since the end of the first half of 1999.

Renault's share in the **net income of companies accounted for by the equity method** is the line item which changed the most, as a result of Nissan's recovery. This figure, which was a negative EUR356 million (FRF2,334 million) in 1999, became a positive EUR89 million (FRF583 million) in 2000. Nissan Motor, the main company accounted for by the equity method, made a positive contribution of EUR56 million (FRF368 million) to the Renault Group accounts.

Group pre-tax income was EUR1,723 million (FRF11,302 million) compared to EUR1,160 million (FRF7,610 million) in 1999.

In 2000, **current and deferred taxes** totaled a net charge of EUR649 million (FRF4,260 million) against a charge of EUR620 million (FRF4,068 million) in 1999.

After taking into account this charge and minority interests, **Renault net income** in 2000 came to EUR1,080 million (FRF7,082 million) compared to EUR534 million (FRF3,506 million) in 1999, an increase of 102%. **Earnings per share** were EUR4.50 (FRF29.53) compared to EUR2.23 (FRF14.62) in 1999.

In 2000, Renault generated **cash flow from operations** of EUR3,412 million (FRF22,379 million) compared to EUR3,315 million (FRF21,745 million) in 1999.

On December 31, 2000, **net financial indebtedness** stood at EUR4,793 million (FRF31,441 million) compared to EUR2,699 million (FRF17,705 million) on December 31, 1999. It rose as a result of the following:

- the 16.8% increase in capital expenditures on property, plant and equipment;
- investments in subsidiaries and affiliates which amounted to EUR811 million (FRF5,320 million) with notably the acquisition of Benetton Formula Ltd and 4.9% of AB Volvo's shares;

- the creation of Renault Samsung Motors which had an impact of EUR267 million (FRF1,752 million);
- the temporary increase in working capital requirements, related to strained industrial sourcing conditions and preparations for the launch of the new Laguna.

A proposal will be made to the Annual General Meeting of Shareholders on May 10, 2001, calling for payment of a dividend of EUR0.91 (FRF6) per share, excluding the tax credit.

*

* *

The Board of Directors insisted on paying tribute to all the men and women at Renault who made it possible to obtain these results through their competence, hard work and enthusiasm.

Outlook

2001 will be a year of self-sustained growth. Based on an identical scope of consolidation, revenues will progress due to international sales growth, the launch of new models, increased production capacity for diesel engines and with a European market stabilized at a high level. Cost cutting will continue with the introduction of a new three-year plan targeting annual savings of one billion euros. To ensure its future growth, Renault will maintain a strong focus on research and development and consolidate its international expansion. The implementation of the Alliance will continue to gain pace with the development of a second common platform and the intensification of cooperation in other areas. Renault will benefit fully from Nissan's recovery and the link-up with Volvo in the truck sector.

The significant growth in revenues will come notably from the Group's recent international development. The operating margin should exceed the objective of 4% of revenues on average over a business cycle, with Renault aiming for an operating margin in euros of an amount equivalent to that attained in 2000, based on an identical scope of consolidation. Before capital gains, earnings per share should be above the consensus of security analysts' forecasts, which is EUR6 per share.

RENAULT GROUP

Consolidated revenues by operating division

	1999 published figures		1999 Restated figures		2000		Change %	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	*Published*	*Restated*
Automobile	29,738	195,068	30,040	197,050	31,486	206,533	*+5.9*	+4.8
Commercial Vehicles	6,474	42,470	6,495	42,606	7,033	46,137	*+ 8.6*	+ 8.3
Finance	1,380	9,051	1,498	9,827	1,656	10,864	*+20.0*	+10.6
Total	**37,592**	**246,589**	**38,033**	**249,483**	**40,175**	**263,534**	***+ 6.9***	**+ 5.6**

(1) For comparison purposes, 1999 figures have been restated on a consistent basis with 2000.

Consolidated figures

	1999		2000	
	EUR million	FRF million	EUR million	FRF million
Revenues	**38,033 ***	*249,483 **	**40,175**	*263,534*
Operating margin	**2,205**	*14,465*	**2,022**	*13,266*
Operating income	**1,484**	*9,736*	**1,703**	*11,173*
Financial income (expense)	**32**	*208*	**(69)**	*(454)*
Share in Nissan net income	**(330)**	*(2,165)*	**56**	*368*
Share in net income of companies accounted for by the equity method	**(26)**	*(169)*	**33**	*215*
Group pre-tax income	**1,160**	*7,610*	**1,723**	*11,302*
Current and deferred taxes	**(620)**	*(4,068)*	**(649)**	*(4,260)*
Group net income	**540**	*3,542*	**1,074**	*7,042*
Minority interests	**(6)**	*(36)*	**6**	*40*
Renault net income	**534**	*3,506*	**1,080**	*7,082*

* Restated figures

Operating margin by division

	1998		1999		2000	
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million
Automobile Division	1,543	*10,122*	1,763	*11,563*	1,574	*10,326*
Commercial Vehicles Division	172	*1,130*	220	*1,444*	195	*1,280*
Finance Division	205	*1,343*	222	*1,458*	253	*1,660*
Total	**1,920**	***12,595***	**2,205**	***14,465***	**2,022**	***13,266***

SEC File No. 82-4001

PRESS RELEASE
For immediate publication

October 27, 2000

Renault reports revenues of EUR 29.4 billion / FRF 193.1 billion in the first nine months of 2000[1], an increase of 6.6%

Renault's consolidated revenues amounted to EUR 29,440 million (FRF 193,115 million) in the first nine months of 2000, up 6.6% compared to the same period in 1999, calculated on a consistent basis[2].

The contribution of the **Automobile Division** to group revenues came to EUR 23,199 million (FRF 152,174 million) in the first nine months of the year, an increase of 6.2% compared to the same period in 1999, on a consistent basis, or 2.4% compared to published figures.

The trend in revenues in the third quarter was impacted by sourcing constraints, particularly for mechanical components used in diesel engines. The third quarter figure for 2000 was nevertheless up 0.8% compared to the third quarter of 1999.

The increase in revenues was due to higher sales volumes and a favourable trend in the sales mix for models and versions. Worldwide sales of Renault passenger cars and light commercial vehicles, totaling 1,773,077 units, rose by 2.1% in the first nine months of 2000. This rise was a result of the growth in sales of passenger cars (+1.3%) and light commercial vehicles (+7.85%). In a European market for cars and LCVs which contracted by 1%, Renault held on to the top spot in the ranking of European brands with a 10.9% market share, compared to 11.1% over the same period in 1999. In the passenger car market, Renault was in second position over the nine month period as a whole with a 10.5% market share, thanks to the success of Mégane (notably Scénic), which came second in overall model rankings.

Outside Western Europe, Renault's sales rose by 28.1%. In the Mercosur, thanks to a 60.2% increase in its sales in Brazil and its lead position in Argentina, Renault took 6.4% of the market compared with 6.2% at the end of September 1999. In Turkey, Renault boosted its sales by 71.2% in a market which recovered strongly (77%) and held on to its lead with a 20.2% market share. In Central Europe, Renault continued to progress (3.3%) making a significant breakthrough in Romania.

---

[1] On a consistent basis.

[2] The change in method relates to the way sales with buyback clauses are accounted for. The method consists in accounting for sales with buyback clauses under certain conditions as rentals and not as sales of new vehicles.

The contribution of the **Commercial Vehicles Division** to group revenues came to EUR 5,026 million (FRF 32,968 million), up 8.1 % in the first nine months of the year on a consistent basis (4.7 % compared to published figures). Revenues benefited from a favourable exchange rate with the dollar. The Renault V.I./Mack group invoiced 74,197 vehicles in the first nine months of 2000, an increase of 13% from the same period in 1999.

This rise is attributable to Renault V.I. which benefited from a very strong market and whose sales increased by 29% to 46,812 units. In Western Europe, Renault V.I.'s share of the market for trucks over five tonnes rose by 0.6 of a percentage point to 11.3% at the end of August 2000. In Eastern Europe, including Turkey, Renault V.I. doubled its sales in a rapidly expanding market. Outside Europe, sales also increased sharply (+44%), in line with forecasts, mainly due to the success of the Kerax General Cargo.

In the United States, Mack increased its share of the US class 8 (over 16 tonnes) market by 0.9% to 12.5%. However, the North American market continued its downturn and sales by Mack of Class 8 trucks declined by 5% to 26,513 units.

The contribution of the **Finance Division** to group revenues, which amounted to EUR 1,215 million (FRF 7,973 million), rose by 8.4 % on a consistent basis. This contribution included the revenues of Nissan Europe's eight financial subsidiaries, fully consolidated since July 1, 1999. Revenues of the Finance Division rose by 18.4% compared to the first nine months of 1999.

Consolidated Revenues

	30/09/2000		30/09/1999 proforma		30/09/1999 published		2000/1999 published	2000/1999 proforma
	EUR million	FRF million	EUR million	FRF million	EUR million	FRF million	%	%
1st quarter								
Automobile Division	8,388	55,020	7,336	48,122	7,527	49,377	11.4	14.3
Commercial Vehicles Division	1,755	11,509	1,545	10,132	1,604	10,519	9.4	13.6
Finance Division	396	2,600	359	2,356	319	2,094	24.2	10.4
Total	**10,539**	**69,129**	**9,240**	**60,610**	**9,450**	**61,990**	**11.5**	**14.1**
2nd quarter								
Automobile Division	8,012	52,556	7,769	50,963	8,070	52,934	-0.7	3.1
Commercial Vehicles Division	1,804	11,842	1,698	11,138	1,743	11,436	3.6	6.3
Finance Division	417	2,731	399	2,613	332	2,178	25.4	4.5
Total	**10,233**	**67,129**	**9,866**	**64,714**	**10,145**	**66,548**	**0.9**	**3.7**
3rd quarter								
Automobile Division	6,799	44,598	6,744	44,236	7,060	46,308	-3.7	0.8
Commercial Vehicles Division	1,467	9,617	1,405	9,216	1,451	9,520	1.0	4.4
Finance Division	402	2,642	363	2,386	375	2,460	7.4	10.7
Total	**8,668**	**56,857**	**8,512**	**55,838**	**8,886**	**58,288**	**-2.5**	**1.8**
9 months								
Automobile Division	23,199	152,174	21,849	143,322	22,657	148,619	2.4	6.2

Commercial Vehicles Division	5,026	32,968	4,648	30,486	4,798	31,475	4.7	8.1
Finance Division	1,215	7,973	1,121	7,354	1,026	6,732	18.4	8.4
Total	**29,440**	**193,115**	**27,618**	**181,162**	**28,481**	**186,826**	**3.4**	**6.6**

SEC File No. 82-4001

03 DEC -2 7:21

PRESS RELEASE
For immediate publication

July 27, 2000

Renault Reports Operating Margin for First-Half 2000 of EUR 1,146 Million (FRF 7,516 million): 5.5% of Revenues

Renault reported, for the first half of 2000, operating margin of EUR 1,146 million (FRF 7,516 million), on revenues of EUR 20,772 million (FRF 136,258 million). This financial result was achieved in a context of numerous strategic operations executed by the Group. The implementation of the Alliance with Nissan progressed at a rapid pace, and several projects were initiated in Europe as well as on the international level. Renault also signed agreements that strengthened its prospects for profitable growth: the first, to acquire the operational assets of Samsung Motors, will reinforce its international growth strategy in Asia; and the second, with Volvo, to merge the two companies' commercial vehicle operations, will create the world's second largest player in this sector.

Consolidated **revenues** in the first half of the year totaled EUR 20,772 million (FRF 136,258 million), an increase of 8.7% in terms of unchanged structure and methods compared with the first six months of 1999 (and 6% compared with the previously published figures for the 1999 period). Europe, the principal Renault market, accounted for 82.3% of revenues (compared with 85.4% in the first half of 1999). Revenues generated outside Europe rose by 28.6% to EUR 3,686 million, FRF 24,177 million (17.7% of total revenues), thus confirming the continuing international growth of Renault.

The contribution of the **Automobile Division** to revenues was EUR 16,400 million (FRF 107,576 million) in the first half of 2000. This was an increase of 8.6%, in terms of unchanged structure and methods, over the same period of 1999 (5.1% over the published figures) and accounted for 79% of Group revenues. The increase, which occurred in a year of transition from a marketing point of view, reflected primarily the gain in Renault sales volumes in France and outside Western Europe, an improvement in the model mix, as well as positive trends in exchange rates. The improvement in the model mix was

primarily attributable to the success of the Scénic, whose Phase 2 was launched in August 1999. The Renault Mégane, which was in third place among passenger cars in Western Europe last year, moved up one notch to become the second best-selling car in Western Europe in the first half of 2000.

Worldwide Renault sales of passenger and light commercial vehicles totaled more than 1.2 million units, an increase of 6.3% over the first half of 1999.

In Western Europe, on a strong total market, despite the slump in Germany (car sales down 11.4%), Renault registrations in passenger and light commercial vehicles rose by 2.6%, which strengthened its position as the leading make, holding a market share of 11.1% (compared with 11% in the first half of 1999). Renault, which was also the number one make in France, Spain and Portugal, recorded its largest gains in France (unit sales up 17.6%), Belgium (8.9%), Switzerland (4.9%), Ireland (63.8%), Sweden (23.6%) and Greece (14%).

In the same period, two of the Renault flagship models, the Mégane and the Clio, were among the top-selling passenger cars in Europe.

The make did particularly well outside Western Europe, where its sales of passenger and light commercial vehicles rose by 29.2%, and most especially in Central Europe, where sales climbed 6.5%, despite a contraction in the total market of 7.9%. In Turkey, which constitutes the largest market for Renault outside Western Europe, the Group strengthened its position as the leading car make with a market share of 20.7% (against 20% a year earlier) and an increase in unit sales of 73.2%. In the Mercosur, Renault sales, up 10.1%, rose more rapidly than the overall expansion of the market (7%). In Argentina, Renault maintained its traditional position as leader, with 16.8% of the market. In Brazil, on a market that expanded by 9.6%, Renault virtually doubled its sales (up 55.7%). The make gained 1.1 points of market share, rising to 3.7% (2.6% in the first six months of 1999).

In South Africa, the make nearly quintupled its sales (to 4,161 units from 909 in the first half of 1999), thanks to the success of the Scénic and the Clio, launched in July 1999.

The contribution of the **Commercial Vehicles Division** to revenues was EUR 3,559 million (FRF 23,351 million), up 9.8% calculated on a consistent basis, over the first half of 1999 (and 6.4% over the published figures). That was 17.1% of Group revenues. The gain was due primarily to the increase in sales recorded by the European Division (sales up 23.2%), while Mack experienced little change in its top-range unit sales (down 0.5%), in a market that saw the beginnings of a trend reversal. Overall, the Renault V.I./Mack Group billed for 52,549 vehicles in the first six months of the year (including 10,403 Masters and Mascotts), compared with 46,771 in the same period of 1999, an increase of 12.4%.

In Europe, Renault V.I. maintained its positions. On the market for trucks over five tonnes, the Renault V.I. market share was stable at 11.2% in a market that expanded by 4.6% (preliminary figures). On the market for vehicles over 16 tonnes, the Renault market share showed a slight decline (to 12.2% from 12.4%, according to preliminary figures).

In the United States, in line with earlier forecasts, a reversal of the trend in the market for Class 8 trucks (vehicles over 16 tonnes) began (total sales down 4.4%). Nevertheless, Mack registrations remained on a high level, which resulted in a widening of its market share (by seven tenths of a percentage point) to 12.1% from 11.4% in the first half of 1999.

Total sales of coaches and buses by Irisbus (a company jointly owned by Renault V.I. and Iveco) were 4,417 units in the first half of 2000 (including Ikarusbus), compared with 4,199 in the first half of 1999.

Lastly, the contribution of the **Finance Division** to Group revenues was EUR 813 million (FRF 5,331 million), an increase of 7.3% over the first six months of 1999, in terms of unchanged structure and methods (and 24.8% over published figures). That was 3.9% of Group revenues. This contribution includes revenues of the Nissan Europe financial subsidiaries, fully consolidated since July 1999.

* *

Operating margin remained on a high level: EUR 1,146 million (FRF 7,516 million), compared with EUR 1,212 million (FRF 7,950 million) in the first half of 1999. It was equal to 5.5% of revenues (6.2% in the first half of 1999 and 5.9% in the full year 1999).

The **Automobile Division** showed an operating margin of EUR 910 million (FRF 5,967 million), compared with EUR 965 million (FRF 6,330 million) in the same period in 1999. In the first half of 1999, the figure included a nonrecurring income item of EUR 76 million (FRF 500 million) due from General Motors Europe in connection with the cooperative agreement concluded by Renault and General Motors in the area of light commercial vehicles. Excluding this exceptional income item, the operating margin of the Automobile Division rose by 2.4%.

This increase, in line with the strategy of profitable growth being pursued by the Group, reflects sales growth but also the efforts made in terms of competitiveness. The **cost-reduction plan** (on a consistent basis with 1998) for savings of FRF 20 billion relative to 1997, carried out over the 1998-1999-2000 period, continued according to schedule: in the first half of 2000, FRF 2 billion in additional savings were generated, alongside FRF 9 billion in 1998 and FRF 7 billion in 1999.

Renault will shortly present a new plan for savings, with a goal of EUR 3 billion over a further three-year period (2001-2002-2003), which will follow the plan now underway and take into account the cost reductions resulting from the synergies of the Renault/Nissan Alliance.

The contribution of the **Commercial Vehicles Division** to operating margin was EUR 99 million (FRF 651 million), a decline of 20.6% from the first half of 1999. The positive effects of the cost-reduction programme and the increase in sales were not sufficient to offset the impact of a continuing downtrend in prices in Europe, the price deterioration in the United States, the effects of the trend reversal, and production difficulties encountered early in the year.

Finance Division operating margin rose by 12.1% to EUR 137 million (FRF 898 million), compared with EUR 122 million (FRF 801 million) in the first half of 1999, under the positive effects of the integration of the Nissan Europe subsidiaries.

Committed to a policy of replacement of its top-range product line, the Group devoted EUR 1,038 million (FRF 6,809 million) to **research and development**, compared with EUR 884 million (FRF 5,796 million) in the first half of 1999, which was equal to 5% of revenues (4.5% in the first half of 1999).

Other operating income and charges totaled a net charge of EUR 122 million (FRF 798 million), compared with a charge of EUR 25 million in the first half of 1999 (FRF 167 million). This figure includes, in particular, EUR 40 million (FRF 265 million) relative to the early retirement system for employees (CASA). This amount includes the discounting of the provisions allocated in 1999 as well as CASA provisions for subsidiaries that signed an agreement during first-half 2000. In addition, Renault created a provision for an early retirement plan in 2000 for employees aged 57½ and over of the Spanish subsidiary FASA.

After taking into account other operating income items and charges, **operating income** was EUR 1,024 million (FRF 6,718 million), down 13.7% from the first six months of 1999 (EUR 1,187 million, FRF 7,783 million).

Financial income was a negative EUR 28 million (FRF 181 million), compared with a positive EUR 53 million (FRF 349 million) in the first half of 1999. This deterioration was primarily due to the impact of the cost of financing the acquisition by Renault of an interest in Nissan Motor. Since the closing took place on May 29, 1999, it had only a small effect on the financial income of the first half of 1999.

The portion attributable to Renault of **the net income of companies accounted for under the equity method** was a negative EUR 379 million (FRF 2,487 million) compared with a loss of EUR 24 million (FRF 154 million), in the first six months of 1999.

The principal company accounted for under the equity method is Nissan Motor. The Renault accounts for the first half of 2000 integrate the proportional share attributable to Renault (36.8%) of the net loss in the second half (October 1, 1999-March 31, 2000) of the Nissan 1999 fiscal year. As Renault had already announced, the impact of Nissan Motor on the Renault accounts was a negative EUR 398 million (FRF 2,607 million). It consists of EUR 377 million (FRF 2,470 million) for the net losses of Nissan and EUR 21 million (FRF 137 million) for amortization of goodwill.

The integration under the equity method of the other companies of the Group (including Maïs, Teksid, and Sofasa) in Renault net income resulted in a profit of EUR 18 million (FRF 120 million), compared with a loss of EUR 24 million (FRF 154 million) in the first half of 1999.

Group pretax income was EUR 617 million (FRF 4,050 million), compared with EUR 1,216 million (FRF 7,978 million) in the first half of 1999.

In the first half of 2000, **current and deferred taxes** totaled a net charge of EUR 405 million (FRF 2,661 million), compared with a net charge of EUR 499 million (FRF 3,278 million) in the first half of 1999.

After this charge and minority interests, which totaled EUR 21 million (FRF 140 million), **Renault net income** was EUR 233 million (FRF 1,529 million), compared with EUR 720 million (FRF 4,722 million) in the first half of 1999.

Renault **cash flow** was EUR 1,721 million (FRF 11,287 million), compared with EUR 1,830 million (FRF 12,003 million) in the first half of 1999.

Committed to a policy of regular replacement of its top-range product line, the Group devoted EUR 1,383 million (FRF 9,069 million) to **capital expenditures for property, plant and equipment and intangibles.** These expenditures rose by 22.2%, and equalled 6.7% of revenues. **Investing activities** came to EUR 419 million (FRF 2,750 million), compared with EUR 4,944 million (FRF 32,428 million) in the first half of 1999. In the first half of 2000, these figures included, in particular, the payment for 50% of the shares of Benetton Formula Ltd and for 1.88% of the equity of AB Volvo, while in the first half of 1999, they included the acquisition of the Nissan Motor shares and the Nissan European financial subsidiaries.

Due to the above-mentioned acquisitions and the high level of capital expenditures in the first six months of 2000, **net financial debt** of industrial and commercial operations rose by EUR 186 million (FRF 1.2 billion) compared with December 31, 1999. The total was EUR 2,886 million (FRF 18,932 million), including investing activities of EUR 318 million (FRF 2,085 million).

The Group's **shareholders' equity** rose from EUR 8,185 million (FRF 53,689 million) on December 31, 1999, to EUR 8,648 million (FRF 56,727 million) on June 30, 2000.

The outlook

Against a background of strong international development, 2000 should see Renault achieve operating margin in the order of 5% of its revenues, as was announced at the beginning of the year.

Renault Group Consolidated Revenues By Division

	1st half 2000		1st half 1999		Change	Change 2000/1999
	in millions of euros	*in millions of francs*	in millions of euros	*in millions of francs*	2000/1999	Unchanged structure & methods
Revenues						
Automobile	16,400	*107,576*	15,597	*102,311*	+ 5.1 %	+ 8.6 %
Commercial Vehicles	3,559	*23,351*	3,347	*21,955*	+ 6.4 %	+ 9.8 %
Finance	813	*5,331*	651	*4,272*	+ 24.8 %	+ 7.3 %
Total	**20,772**	***136,258***	**19,595**	***128,538***	**+ 6.0 %**	**+ 8.7 %**

Renault half-year consolidated statements of income

	1st half 2000		*1st half 1999*	
	in millions of euros	*in millions of francs*	in millions of euros	*in millions of francs*
Revenues	20,772	*136,258*	19,595	128,538
Operating margin	1,146	*7,516*	1,212	7,950
Operating income	1,024	*6,718*	1,187	7,783
Financial income	(28)	*(181)*	53	349
Share in net income (loss) from associated companies	(379)	*(2 487)*	(24)	(154)
Group pre-tax income	617	*4,050*	1,216	7,978
Current and deferred taxes	(405)	*(2,661)*	(499)	(3,278)
Group net income	212	*1,389*	717	4,700
Minority interest	21	*140*	3	22
Renault net income	233	*1,529*	720	4,722

Half-year Operating Margins by Division

	1st half 2000		*1st half 1999*		*1st half 1998*	
	in millions of euros	*in millions of francs*	in millions of euros	*in millions of francs*	in millions of euros	*in millions of francs*
Automobile	910	*5,967*	965	*6,330*	740	*4,854*
Commercial Vehicles	99	*651*	125	*819*	82	*535*
Finance	137	*898*	122	*801*	118	*776*
Total	1,146	*7,516*	1,212	*7,950*	940	*6,165*

PRESS RELEASE
For immediate publication

April 28, 2000

In the first quarter of 2000,

Renault revenues rose by 14.1 %[1] to EUR 10.5 billion (FRF 69.1 billion)

Renault reported significant gains in revenues in the first quarter of 2000. They amounted to EUR 10,539 million (FRF 69,129 million), an increase of 14.1% on a consistent basis and 11.5% compared to the figure published for the first quarter of 1999.

Revenues recorded by the **Automobile Division** came to EUR 8,388 million (FRF 55,020 million) in the first quarter of 2000, a gain of 14.3% on a consistent basis and 11.4% compared to the figure published for the same period in 1999. They represented 79.6% of Group revenues.

The increase was primarily due to an improved model mix, a higher volume of Renault sales in France and outside Western Europe, as well as to favourable exchange rates (particularly for the pound sterling). The improved model mix was notably attributable to the success of the Mégane Scenic whose phase 2 format has been on sale since August 1999. The Renault Mégane, which ranked third among the top-selling passenger cars in Western Europe last year, consolidated its position in the first three months of 2000.

Renault sales totaled 615,775 vehicles (529,819 passenger cars and 85,956 light commercial vehicles) in the first quarter of 2000. Overall, Renault sold 32,342 vehicles more than in the first three months of 1999 (+ 5.5%).
In Western Europe, Renault registrations of passenger cars and light commercial vehicles rose by 2.1% to 522,638 units, enabling it to maintain its position as leading brand with a market share of 11.0%, compared to 11.2% during the same period in 1999. In France, Renault took a 29.5% share, increasing its unit sales by 9.7% in a market up 8.9%.

Renault sales outside Western Europe rose by over 30% in the first quarter. This was primarily due to Renault's performance in Turkey where it consolidated its ranking as leading auto manufacturer, more than doubling its sales volumes from 8,651 to 17,983 units. Renault also performed well in the Mercosur (+ 5.55%). In Brazil, in a market which expanded by 14.2%, Renault sales rose by 72.4%. On the other hand, in Argentina, Renault registrations dropped by 16.4% in a market which contracted by 4.8%.

---

[1] On a consistent basis

The **Commercial Vehicles Division** contributed EUR 1,755 million (FRF 11,509 million) to Group revenues, a gain of 13.6% on a consistent basis and 9.4% compared to the first quarter of 1999. The truck business accounted for 16.6% of Group revenues.
This increase was mainly a result of the higher sales recorded by both the European branch (+ 25.2%) and Mack Trucks (+ 6.4%). The Renault V.I. group invoiced a total of 26,461 vehicles over the first three months of the year (including 2,214 Master vans sold by Renault V.I.) compared to 22,574 during the same period in 1999, a rise of 17.2%. In Europe, Renault V.I. again improved its market share in the over 16 tonne segment, which came to 13.2% (provisional figures) compared to 12.8%.
In North America, the class 8 market (trucks over 16 tonnes) continued to grow (+ 3.7%), despite already being at a very high level in 1999. Mack Trucks' invoices rose (+ 8.7%) faster than the market as a whole, allowing it to expand its market share from 10.1% in the first quarter of 1999 to 10.8% over the same period in 2000.

Finally, the revenues of the **Finance Division** in the first quarter of 2000 grew by 24.2% to EUR 396 million (FRF 2,600 million). They represented 3.8% of Group revenues. This contribution included the revenues of Nissan Europe's financial subsidiaries, fully consolidated since July 1, 1999. On a consistent basis, revenues generated by the Finance Division rose by 10.4%.

Renault Group consolidated revenues by sector of activity

	1st quarter 2000		1st quarter 1999		change	change 2000/1999 on a consistent basis
	EUR million	FRF million	EUR million	*FRF million*	2000/1999	
Revenues						
Automobile Division	8,388	*55,020*	7,527	*49,377*	+ 11.43 %	+ 14.33 %
Commercial Vehicles Division	1,755	*11,509*	1,604	*10,519*	+ 9.41 %	+ 13.59 %
Finance Division	396	*2,600*	319	*2,094*	+ 24.16 %	+ 10.36 %
Total	**10,539**	***69,129***	**9,450**	***61,990***	**+ 11.52 %**	**+ 14.06 %**

03 DEC -2 AM 7:21

SEC File No. 82-4001

PRESS RELEASE
For immediate publication

February 17, 2000

For the Year 1999

Renault Reports Operating Margin of FRF 14.5 Billion (2.2 Billion Euros) An Increase of Nearly 15%

- **Group revenues rose by 5.2%, calculated on a consistent basis, to FRF 246,589 million (37,592 million euros)**
- **The operating margin rose 14.8%, to FRF 14,465 million (2,205 million euros).**
- **Renault net income was FRF 3,506 million (534 million euros) in 1999, after a charge relating to the CASA[1] programme and Renault's share in Nissan's net income.**
- **Savings generated in the cost reduction programme totaled FRF 16 billion (2.4 billion euros) in 1998 and 1999.**

Renault revenues totaled FRF 246,589 million (37,592 million euros) in 1999, compared with FRF 234,507 million (35,750 million euros) in 1998[2], an increase of 5.2%, calculated on a consistent basis.

Revenues from outside France accounted for 63.5% of the total, compared with 62.7% in 1998 (pro forma), confirming the company's continuing emphasis on international growth.

The contribution of the **Automobile Division** to Group revenues was FRF 195,068 million (29,738 million euros) in 1999, up 4.2% compared to 1998, calculated on a consistent basis.

Renault sales were at a record level in 1999, at 2.29 million vehicles (1.99 million passenger cars and 300,000 light commercial vehicles), which gave the company a world market share of 4.3%. Renault strengthened its position as the leading brand in passenger cars and light commercial vehicles in Western Europe, holding a market share of 11.3%. Its sales, totaling 1,910,000 units, grew at a faster rate than the overall market (up 8.5% against 5.3%). Renault also reinforced its leading positions in Argentina and Turkey, traditionally its most important markets outside Europe, despite poor economic conditions in those countries. On other markets, Renault sales continued to gain at a steady pace, with, in particular, a strong showing in Brazil.

[1] CASA: early retirement of older employees.
[2] The 1998 figures adjusted to a basis consistent with those of 1999.

The Clio, which was the top-selling small car on the European market, despite increasingly severe competition, was the main driving force behind the brand's growth, while the Mégane and the Kangoo continued to support its international development.

Revenues of the **Commercial Vehicles Division** totaled FRF 42,470 million (6,474 million euros), a gain of 10% over 1998, calculated on a consistent basis.

This increase was due to higher unit sales which, as in the case of the Automobile Division, were at a record: 93,230 trucks (including 5,790 Masters sold through the Renault V.I. dealer network), compared with 86,850 in 1998, calculated on a consistent basis. This performance was attributable primarily to Mack, whose sales rose an impressive 15.8%, to 40,135 units. Thus in the United States, where total industry sales of Class 8 trucks (over 16 tonnes) were on a historically high level, Mack continued to post sales gains, for the seventh consecutive year, and improved its market share, to 13.1% (12.8% in 1998).

In Europe, Renault V.I. maintained its positions with a market share in trucks over five tonnes of 10.7% in 1999 (10.8% in 1998).
Irisbus, in its first year of activity, registered sales of 8,780 vehicles, and confirmed its leadership on the French, Italian, Spanish and Czech markets. Its market share on the five principal European markets (Germany, Spain, France, the United Kingdom and Italy) was 26.4%.

Revenues of the **Finance Division**, essentially consisting of interest on sales financing, were FRF 9,051 million (1,380 million euros), up 3.3% over the 1998 figure, calculated on a consistent basis. This increase was due to a sizable gain in credits outstanding, which more than offset the effects of a decline in interest rates. Revenues of Nissan's financial subsidiaries were FRF 823 million (125 million euros).

*

Committed to a policy of continuing replacement of its products, the company devoted FRF 11,727 million (1,788 million euros) to **research and development** in 1999, compared to FRF 10,189 million (1,553 million euros) in 1998, equal to 4.8% of revenues.

*

The **operating margin** was FRF 14,465 million (2,205 million euros). Up 14.8% over the 1998 figure, it was equivalent to 5.9% of revenues (5.2% in 1998). This improvement in profitability was due primarily to the **Automobile Division**, whose operating margin advanced by 14.2% to FRF 11,563 million (1,763 million euros). The contribution of the **Commercial Vehicles Division** to the operating margin also rose sharply, to FRF 1,444 million (220 million euros), a gain of 27.8%. The operating margin of the **Finance Division** rose 8.6% to FRF 1,458 million (222 million euros).

That increase, conforming to the strategy of profitable growth developed by the Group, reflects the gain in sales but also the efforts being made in terms of

competitiveness. The **plan to reduce costs** by FRF 20 billion relative to 1997 (calculated on a consistent basis), for the years 1998 through 2000, has continued on target. After having realized FRF 9 billion of savings, on a consistent basis, in 1998, Renault exceeded its objective and realized a further FRF 7 billion in 1999, which brought the total of savings recorded since 1997 to FRF 16 billion. This plan focuses on all the Group's activities. Half the savings have come from a thorough overhaul of the purchasing process, but the plan applies also to engineering, manufacturing, and marketing, as well as to selling, general, and administrative expenses.
Renault is now drawing up a new plan to reduce costs by FRF 20 billion over a three-year period (2001 through 2003), which will follow the plan now underway. The synergies generated by the Alliance (Renault's share) as well the measures being taken in the area of vehicle distribution will contribute significantly to this new plan. In this framework, Renault should realize FRF 7 billion of savings in 2001, FRF 6 billion in 2002, and FRF 7 billion in 2003, calculated on a basis consistent with activities as existing in the year 2000.

*

Other operating income and expenses totaled a net charge of FRF 4,729 million (721 million euros), compared to FRF 1,756 million in 1998 (268 million euros). In 1999, this item included a provision of FRF 3,833 million (584 million euros) arising from the application, beginning in the spring of 2000, of the programme for early retirement of older employees (CASA). Most of the costs of this programme, which applies to manufacturers of motor vehicles (passenger cars, light commercial vehicles and heavy goods vehicles), are borne by the company. The provision covers all of the early retirement departures over a five-year period, for employees age 57 and above.

*

After allowance for other operating income and expenses, **operating income** in 1999 was FRF 9,736 million (1,484 million euros), compared with FRF 10,839 million (1,652 million euros) in 1998.

*

After the impact of financing the Renault acquisition of an interest in the equity of Nissan Motor, **financial income** was a positive FRF 208 million (32 million euros), compared with FRF 394 million (60 million euros) in 1998.

*

Renault's share in the financial results of **companies accounted for by the equity method** was a negative FRF 2,334 million (356 million euros), compared with a negative FRF 88 million (13 million euros) in 1998. The main company accounted for by the equity method in 1999 was Nissan Motor. As Renault acquired shares of Nissan Motor at the end of the first half of 1999, Renault's 1999 accounts include the net result of a single six-month period (April 1-September 30, 1999) of Nissan operations for the portion (36.8%) attributable to Renault. The impact of Nissan in Renault's accounts was a negative FRF 2,165 million (330 million euros). That figure

consists of FRF 1,942 million (296 million euros) arising from the Nissan Motor restructuring plan, FRF 137 million (21 million euros) for amortization of goodwill and FRF 86 million (13 million euros) from losses excluding restructuring.

*

Group pre-tax income was FRF 7,610 million (1,160 million euros), compared with FRF 11,145 million (1,699 million euros) in 1998.

*

In 1999, the net charge for **current and deferred taxes** totaled FRF 4,068 million euros (620 million euros), compared with a charge of FRF 2,375 million (362 million euros) in 1998, when the company was still benefiting from the reversal of a provision on deferred taxes of FRF 1,935 million (295 million euros). The charge for current and deferred taxes was equivalent to 41.6% of Group income before taxes and before the financial results of companies accounted for by the equity method.

*

After allowance for that charge and minority interests, **Renault net income** in 1999 was FRF 3,506 million (534 million euros), compared to FRF 8,847 million (1,349 million euros) in 1998.

Earnings per share were FRF 14.62 (2.23 euros), compared with FRF 36.98 (5.64 euros) in 1998.

*

Committed to a policy of continuing replacement of its products, Renault devoted FRF 15,983 million (2,437 million euros) in 1999 **to capital expenditures on property, plant and equipment and intangible assets**. That was an increase of 10.5% over 1998 and equal to 6.5% of revenues (5.9% in 1998). These expenditures were amply covered by **cash flow from operations**, which rose by 7%, to FRF 21,745 million (3,314 million euros) in 1999.

*

Net financial indebtedness of the industrial and commercial activities increased as a result of the acquisition of shares in the Nissan group. On December 31, 1999, it stood at FRF 15,620 million (2,381 million euros), excluding redeemable shares (FRF 2,085 million / 318 million euros) in comparison with a net financial surplus of FRF 12,650 million (1,929 million euros) on December 31, 1998.
The net financial indebtedness of industrial and commercial activities, including redeemable shares amounted to FRF 17,705 million (2,700 million euros) in comparison with a net financial surplus of FRF 10,569 million (1,612 million euros) on December 31, 1998.

Finally, group **shareholders' equity** rose from FRF 51,562 million (7,861 million euros) on December 31, 1998, to FRF 53,689 million (8,185 million euros) on December 31, 1999.

*

A proposal will be made at the Shareholders' General Meeting, on June 8, 2000, calling for payment of a dividend of FRF 5 (0.76 euro) per share, excluding the tax credit.

*

The year 1999 was an historic one for Renault: profitable growth took the company to record levels and strategic operations opened up new prospects for the firm.
The Board of Directors paid tribute to all the men and women of Renault who by their competence, hard work and enthusiasm made these results possible.

*

THE OUTLOOK

In the year 2000, revenues will rise, in a favourable economic environment in most of the countries of Europe, and particularly in France, as well as in the Mercosur.

Renault will continue its efforts to reduce costs and will attain its objective of FRF 20 billion in savings by the end of 2000. Further, the charge to earnings in 1999 for the entire amount of the costs of the early retirement plan for employees age 57 and above, at a total cost of about FRF 3.8 billion, will lead to reductions in operating costs over the next few years. The company will continue its international development, with Nissan providing an additional impetus in regions outside Europe. The policy of the two companies of sharing platforms and production capacities, and engaging in exchanges of components and vehicles, will also lead to new developments.

Renault is confident that the implementation of the Nissan Revival Plan, under the guidance of the new management, in accordance with the timetable announced on October 18, will bring about the company's return to a break-even situation in the fiscal year 2000, ending on March 31, 2001. The effects of this plan on Nissan's profitability, in terms of reducing costs as well as in launching new products, will be felt with increasing force.

Overall, for the third consecutive year, the operating margin for 2000 should be on a high level, on the order of 5% of revenues, and net income should be significantly above the 1999 figure.

Renault Consolidated Statements of Income

	1999		1998	
	FRF million	EUR million	FRF million	EUR million
Revenues	246,589	37,592	243,934	37,187
Operating margin	14,465	2,205	12,595	1,920
Operating income	9,736	1,484	10,839	1,652
Financial income	208	32	394	60
Share in net income of Nissan	(2,165)	(330)		
Share in net income of companies accounted for under the equity method	(169)	(26)	(88)	(13)
Group pre-tax income	7,610	1,160	11,145	1,699
Current and deferred taxes	(4,068)	(620)	(2,375)	(362)
Group net income	3,542	540	8,770	1,337
Minority interests	(36)	(6)	77	12
Renault net income	3,506	534	8,847	1,349

Operating margin by division

	1999		1998		1997	
	FRF million	*EUR million*	*FRF million*	*EUR million*	*FRF million*	*EUR million*
Automobile	11,563	*1,763*	10,122	*1,543*	2,355	*359*
Commercial Vehicles	1,444	*220*	1,130	*172*	(23)	*(4)*
Finance	1,458	*222*	1,343	*205*	1,362	*208*
Total	14,465	*2,205*	12,595	*1,920*	3,694	*563*

SEC File No. 82-4001

03 DEC -2 AM 7:21

PRESS RELEASE
For immediate publication

January 27, 2000

For the Year 1999 Renault Revenues Rose by 5.2%(1) to FRF 246.6 Billion (37.6 Billion Euros)

Renault revenues totaled FRF 246,589 million (37,592 million euros) in 1999, compared with FRF 243,934 million (37,187 million euros) in 1998, an increase of 5.2% on a consistent basis. Revenues generated outside France accounted for 63.5% of the total, compared with 61.4% in 1998.

Revenues of the **Automobile Division** were FRF 195,068 million (29,738 million euros) in 1999, up 4.2% from 1998, on a consistent basis.

Renault unit sales hit a historic record in 1999, at 2.29 million vehicles, (1.99 million passenger cars and 300,000 light commercial vehicles), which put its worldwide market share at 4.3%.
In Western Europe, where it had a market share of 11.3%, Renault strengthened its position as the number one brand in passenger cars and light commercial vehicles. Renault sales, at 1,910,000 units, expanded more rapidly than the market as a whole (8.5% vs. 5.3%). Despite negative economic conditions, Renault also reinforced its first place positions in Argentina and Turkey, which are its traditionally strong markets outside Europe. On other markets, Renault sales continued to move ahead at a steady pace, with a particularly sharp gain in Brazil.

The Clio, which was the top-selling small car on the European market, was the brand's principal growth engine, while the Megane and the Kangoo continued to score strong gains internationally.

Revenues of the **Commercial Vehicles Division** were FRF 42,470 million (6,474 million euros), an increase of 10% over the 1998 level, on a consistent basis.

This rise was due to higher unit sales which, as in the case of the Automobile Division, were at a record high with 93,230 trucks sold in 1999 (including 5,790 Master vans sold in the Renault V.I. dealer network), against 86,850 in 1998, on a consistent basis. This performance was primarily attributable to Mack Trucks, whose sales registered a steep 15.8% gain, to 40,135 units. Thus in the United States, on a historically strong market for Class 8 trucks (over 16 tonnes), Mack continued its expansion, for the seventh consecutive year, and improved its market share, to 13.1% (from 12.8% in 1998).

In Europe, Renault V.I. maintained its positions, with a market share in trucks over five tonnes of 10.7% in 1999 (10.8% in 1998).

Irisbus, in its first year of operation, sold 8,780 vehicles and confirmed its leadership positions on the French, Italian, Spanish and Czech markets. Its market share on the five principal European markets (Germany, Spain, France, the United Kingdom and Italy) was 26.4%.

Revenues of the **Finance Division** - essentially consisting of interest income from sales financing activities - were FRF 9,051 million (1,380 million euros), up 3.3% over the 1998 figure, on a consistent basis. This growth was due to a significant increase in credits outstanding, which more than offset the impact of lower interest rates. Revenues of the Nissan financial subsidiaries were FRF 823 million (125 million euros).

(1) On a consistent basis

* *
*

Renault production

	1999	**1998**	**% change 99/98**
Passenger cars (PC)	1,982,408	1,945,968	+ 1.9 %
Light commercial vehicles (LCV)	275,510	255,059	+ 8.0 %
Total PC + LCV	2,257,918	2,201,027	+ 2.5 %
Trucks (HGV)	87,436	82,006	+ 6.6 %
Total PC + LCV + HGV	**2,345,354**	**2,283,033**	**+ 2.7 %**

Renault worldwide sales

	1999	1998	% change 99/98
Passenger cars (PC)	1,986,248	1,866,035	+ 6.4 %
Light commercial vehicles (LCV)	300,089	263,970	+ 13.7 %
Total PC + LCV	2,286,337	2,130,005	+ 7.3 %
Trucks over 5 tonnes (1)	82,217	76,399	+ 7.6 %
Total	**2,368,554**	**2,206,404**	**+ 6.8 %**

(1) Excluding the Messenger and Mascott vehicles under 5 tonnes sold by Renault VI and included in light commercial vehicles. Effective January 1, 1999, Renault V.I. no longer counts sales of coaches and buses as its coach and bus operations have been transferred to Irisbus.

Renault consolidated revenues in francs

(in millions of francs)	**1999**	**1998** on a consistent basis	**1998**	**% change 1999/1998**	**% change 1999/1998** on a consistent basis
Revenues (2)					
Automobile Division	195,068	187,143	195,077	0	**+ 4.2 %**
Commercial Vehicles Division	42,470	38,601	40,619	+ 4.6 %	**+ 10 %**
Finance Division	9,051	8,763	8,238	+ 9.9 %	**+ 3.3 %**
Total	**246,589**	**234,507**	**243,934**	**+ 1.1 %**	**+ 5.2 %**

Renault consolidated revenues in euros

(in millions of euros)	1999	1998 on a consistent basis	1998	% change 1999/1998	% change 1999/1998 on a consistent basis
Revenues (2)					
Automobile Division	29,738	28,529	29,739	0	**+ 4,2 %**
Commercial Vehicles Division	6,474	5,885	6,192	+ 4.6 %	**+ 10 %**
Finance Division	1,380	1,336	1,256	+ 9.9 %	**+ 3.3 %**
Total	**37,592**	**35,750**	**37,187**	**+ 1.1 %**	**+ 5.2 %**

(2) Several changes in the scope of consolidation and accounting methods took place in 1999:

- Automobile Division:
The partnership agreement signed with Fiat on foundry operations has led to the deconsolidation, effective January 1, 1999, of the subsidiaries and sites contributed by Renault (FDP, Metaltemple, SBFM, Funfrap, FAC and GIE AT Systèmes).
- Renault sold Comau 51% of the shares of Renault Automation, deconsolidated on April 30, 1999.
- Renault acquired, on September 30, 1999, a 51% interest in Dacia, which has been fully consolidated since that date.

- Commercial Vehicles Division:
- On January 1, 1999, Irisbus was created, a joint venture owned in equal shares by Renault V.I. and Iveco, which transferred to this company their coach and bus operations. The companies transferred by Renault V.I. as part of this operation (Heuliez Bus, Karosa, Satau and Societe Charolaise de Participation) are no longer consolidated by Renault V.I. as of January 1, 1999 (they were fully consolidated). On the other hand, since that date, Irisbus has been consolidated on a proportional basis by Renault V.I.

- Finance Division:
- The financial subsidiaries of Nissan have been consolidated by global integration since July 1, 1999.

- Changes in accounting methods:
As announced when the financial results for the first half of 1999 were published, Renault Group adopted, beginning with the year 1999, the method of accounting for unit sales with a buyback commitment generally practised by other carmakers. This method consists in accounting, under certain conditions, for sales with a buyback commitment as leases and not as sales of new vehicles. Consequently, the adjustments are as follows:

	FRF	euros
For pro forma revenues for the year 1998:		
Automobile Division	- 7,834 million	- 1,194 million
Commercial Vehicles Division	- 1,656 million	- 252 million
Finance Division	- 123 million	- 19 million
For published revenues for the year 1999:		
Automobile Division	- 7,798 million	- 1,189 million
Commercial Vehicles Division	- 1,869 million	- 285 million
Finance Division	- 134 million	- 20 million

03 DEC -? ... 7:21

Exhibit F

ENGLISH TRANSLATIONS OF DOCUMENTS SUBMITTED TO THE COB SINCE JANUARY 1, 2001:

Pricing supplement dated May 23, 2003 relating to Euro 750 million 4.625% Notes due 2010 – Exhibit F.1

Offering circular dated May 12, 2003 relating to EUR 4 billion Euro Medium Term Note Programme – Exhibit F.2

Notice on the share buyback programme, proposed to the combined ordinary and extraordinary general meeting of shareholders of April 29, 2003 – Exhibit F.3

Update of the reference document filed on July 26, 2002 – Exhibit F.4

Pricing supplement dated June 24, 2002 relating to EUR 1 billion 6.1225% Notes due 2009 – Exhibit F.5

Offering circular dated June 20, 2002 relating to EUR 2 billion Euro Medium Term Note Programme – Exhibit F.6

Exhibit F.1

SEC File No. 82-4001

03 DEC -2 AM 7:21

Pricing Supplement

RENAULT

RENAULT

Euro 4,000,000,000
Euro Medium Term Note Programme
for the issue of Notes
Due from one month from the date of original issue

SERIES NO: 7
TRANCHE NO: 1
Euro 750,000,000 4.625 per cent. Notes due 2010

Issue Price: 99.62 per cent.

Joint-Lead Managers

ABN AMRO
BNP PARIBAS

Co-Lead Managers

CABOTO
CITIGROUP
COMMERZBANK SECURITIES
CREDIT LYONNAIS
HSBC CCF
JPMORGAN
MORGAN STANLEY
SG INVESTMENT BANKING
CDC IXIS CAPITAL MARKETS
CREDIT MUTUEL CIC
CREDIT AGRICOLE INDOSUEZ
DEUTSCHE BANK
HVB CORPORATES & MARKETS
MERRILL LYNCH INTERNATIONAL
NATEXIS BANQUES POPULAIRES
THE ROYAL BANK OF SCOTLAND

WESTLB AG

The date of this Pricing Supplement is 23 May 2003.

Linklaters
25 rue de Marignan
75008 Paris

Telephone (33) 156 43 56 43
Facsimile (33) 143 59 41 96
Ref: GRLE/ARAO

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 12 May 2003, registered on 9 May 2003 under the number P.03-081, issued in relation to the Euro 4,000,000,000 Euro Medium Term Note Programme of the Issuer. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer and the Paris Listing Agent accept responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information with respect to the Issuer and the Group and the Notes that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no material adverse change in the condition (financial or other) of the Issuer since 31 December 2002 and no material adverse change in the prospects, results of operations or general affairs of the Issuer and the Group since 31 December 2002.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened, to the Issuer's knowledge, which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2001 and 2002, and filed with the *Commission des opérations de bourse* ("**COB**") on 7 March 2003 under No. D. 03-0208, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

Signed:

Authorised Officer

In connection with this issue, BNP Paribas (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilisation will be carried out in accordance with applicable laws and regulations.

1	Issuer:		Renault
2	(i)	Series Number:	7
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 750,000,000
	(ii)	Tranche:	Euro 750,000,000
5	(i)	Issue Price:	99.62 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Euro 744,525,000
6	Specified Denomination:		Euro 1,000
7	Issue Date:		28 May 2003
8	Maturity Date:		28 May 2010
9	Interest Basis:		4.625 per cent. Fixed Rate
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Options:		Not Applicable
13	Status:		Unsubordinated Notes
14	Listings:		Paris and Luxembourg Stock Exchanges
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	28 May in each year
	(iii)	Fixed Coupon Amount:	Euro 46.25 per Euro 1,000 in nominal amount
	(iv)	Broken Amounts:	Not Applicable
	(v)	Day Count Fraction (Condition 5(a)):	Actual/Actual - ISMA
	(vi)	Determination Date (Condition 5(a)):	28 May in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Note Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount	Nominal amount
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an event of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions)	Not Applicable
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(f)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(f)):	Not applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	Dematerialised Notes
	(i) Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
	(ii) Registration Agent:	Not Applicable
	(iii) Temporary Global Certificate:	Not Applicable
	(iv) Applicable TEFRA exemption:	Not Applicable
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	Not Applicable
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
29	Details relating to Instalment Notes:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	*Masse* (Condition 11)	Applicable The Masse will be governed by the provisions of the French Code of Commerce with the exception of Articles

L.228-48 and L.228-59 and by the decree no. 67-236 of 23 March 1967, with the exception of Articles 218, 222 and 224, as more fully described in the Offering Circular.

The name of the initial Representative is:

Maryse Fournier
44, rue Jean Jaurès
91300 Massy
France

The alternative Representative will be:

Perrine Delacour
15, rue Armengaud
92210 Saint Cloud
France

The Issuer shall pay to the initial Representative an amount of Euro 300 per year, payable on 28 May of each year, commencing on 28 May 2004. The alternative Representative will not be remunerated until, and if, he effectively replaces the initial Representative.

33 Other terms or special conditions:	Not Applicable

DISTRIBUTION

34 (i) If syndicated, names of Managers:	ABN AMRO Bank N.V. BNP Paribas Bayerische Hypo- und Vereinsbank AG Caboto SIM S.p.A. CCF CDC IXIS Capital Markets CIC Citigroup Global Markets Limited Commerzbank Aktiengesellschaft Crédit Agricole Indosuez Crédit Lyonnais Deutsche Bank AG London J.P. Morgan Securities Ltd. Merrill Lynch International Morgan Stanley & Co. International Limited Natexis Banques Populaires Société Générale The Royal Bank of Scotland plc WestLB AG
(ii) Stabilising Manager:	BNP Paribas
(iii) Dealer's Commission:	0.35 per cent. of the Aggregate Nominal Amount
35 If non-syndicated, name of Dealer:	Not Applicable

36	Additional selling restrictions:	France: Each of the Managers and the Issuer has represented, warranted and agreed that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in France and that offers and sales of Notes will be made in France only to qualified investors as defined and in accordance with Articles L. 411-1 and L. 411-2 of the French Code monétaire et financier and Decree no. 98-880 dated 1 October 1998 relating to offers to qualified investors. In addition, each of the Managers and the Issuer has represented, warranted and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in France, the Offering Circular, this Pricing Supplement or any other offering material relating to any Notes issued under the Programme other than to those investors to whom offers and sales of the Notes may be made as described above.

OPERATIONAL INFORMATION

37	ISIN Code:	FR0000474843
38	Sicovam Number:	47484
39	Common Code:	016845868
40	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary	Yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg	Not Applicable
41	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal Agent and Principal Paying Agent: BNP Paribas Securities Services, Luxembourg Branch 23, avenue de la Porte Neuve L - 2085 Luxembourg Grand-Duchy of Luxembourg Paris Paying Agent: BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense

	France Luxembourg Paying Agent: BNP Paribas Luxembourg 10 A, boulevard Royal L-2093 Luxembourg Grand-Duchy of Luxembourg

44 In the case of Notes listed on Euronext Paris S.A.:

(a)	the number of Notes to be issued in each Denomination:	750,000
(b)	Paying Agent in France	
	(i) address in Paris where documents to be made available for inspection may be inspected:	Paris Paying Agent: BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense France
	(ii) list of such documents available for inspection:	(i) the Agency Agreement (ii) the Dealer Agreement (iii) the *statuts* of the Issuer (iv) the published annual report and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended 31 December 2001 and 2002 (v) this Pricing Supplement (vi) a copy of the Offering Circular together with any Supplement to the Offering Circular or further Offering Circular (vii) a copy of the Subscription Agreement and (viii) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in the Offering Circular in respect of this issue.
(c)	specialist broker:	BNP Paribas Equities France
(d)	responsibility statement in French and brief summary in French of the main characteristics of any Notes which are to be listed on Euronext Paris S.A. and of the Issuer to be inserted:	See below.

GENERAL

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of:	Not Applicable
46	Rating	The Notes have been rated BBB by Standard & Poor's Rating Services and Fitch Ratings and Baa2 by Moody's Investors Services, Inc.
	A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency	

RECENT DEVELOPMENT

On 21 May 2003 Nissan filed its financial results for the fiscal year 2002 (1 April 2002 - 31 March 2003).

After restatement, for the purposes of accounting by the equity method in Renault's accounts, the profit reported by Nissan for the second half of the fiscal year 2002 (1 October 2002 – 31 March 2003) will contribute a positive Euro 859 million (including amortization of goodwill totalling Euro 23.6 million for the half-year period and based on an exchange rate of JPY125/Euro 1, the average rate for the period) to Renault's net income for the first-half 2003.

The statutory auditors of Renault have not given any specific report on this contribution nor certified such contribution. The latter will be covered by their review of Renault's summarized semi-annual consolidated financial statements for the period from 1 January to 30 June 2003.

RESUME EN FRANÇAIS

Responsabilité du prospectus

[*numéro et date du visa s'il y a lieu, indication d'un avertissement*]

Alain DASSAS Directeur des Services Financiers **RENAULT**	Jacques d'ESTAIS Responsable Mondial du Métier *Fixed Income* **BNP PARIBAS**

Visa n° 03-475 en date du 23 mai 2003.

Le présent prospectus accompagné du présent résumé en français[1] sera disponible aux heures habituelles d'ouverture des bureaux, un quelconque jour de la semaine (à l'exception des samedis, dimanches et jours fériés) dans les bureaux de l'agent financier, de l'agent payeur à Paris et de l'agent payeur à Luxembourg.

A - CONTENU ET MODALITÉS DE L'OPÉRATION

1. Montant de l'émission

	Nombre et valeur nominale des Titres :	750 000 obligations (les "**Obligations**") de 1 000 euros de valeur nominale
	Montant nominal de l'émission :	750 000 000 d'euros
2.	**Caractéristiques des Titres émis**	
2.1	Prix d'émission :	99,62% du montant nominal total de la tranche
	Coupon couru (s'il y a lieu) :	Non Applicable
	Modalité de paiement (paiement fractionné...) :	Non Applicable
2.2	Jouissance des titres:	28 mai 2003
	Date d'entrée en jouissance des Titres :	28 mai 2003
2.3	Date de règlement :	28 mai 2003
2.4	Intérêts et/ou taux nominal (facial) ou caractéristiques nominales (faciales) et le cas échéant, leurs modalités de calcul :	4,625% payable annuellement le 28 mai de chaque année, soit 46,25 euros par obligation.
2.5	Amortissement :	Non Applicable
	Remboursement :	Au pair le 28 mai 2010
2.6	Durée de l'émission :	7 ans

[1] Pour l'admission des Titres sur Euronext Paris S.A. uniquement.

2.7 Clause d'assimilation :

Non Applicable à la présente émission d'Obligations. Assimilations futures possibles.

2.8 Rang de créance :

Les Obligations constituent des engagements directs, généraux, inconditionnels, non assortis de sûretés et non subordonnés de l'Emetteur, venant au même rang entre elles et sans préférence entre elles et, sous réserves des exceptions légales, au même rang que tous les autres engagements non assortis de sûretés et non subordonnés, présents ou futurs, de l'Emetteur

2.9 Notation :

Les Obligations ont été notées par BBB par Standard & Poor's Rating Services et Fitch Ratings et Baa2 par Moody's Investors Services, Inc.

2.10 Mode de représentation des porteurs des Titres , le cas échéant :

Les porteurs des Obligations seront regroupés pour la défense de leurs intérêts communs en une masse. La masse sera régie par les dispositions du Code de commerce, à l'exception des articles L.228-48, et L.228-59, et par le Décret no. 67-236 du 23 mars 1967, à l'exception des articles 218, 222 et 224, tel que décrit plus amplement dans le Document de Base

Le représentant titulaire de la masse sera :
Maryse Fournier
44, rue Jean Jaurès
91300 Massy
France

Le représentant suppléant sera :
Perrine Delacour
15, rue Armengaud
92210 Saint Cloud
France

Renault devra rémunérer le représentant titulaire pour un montant de Euro 300 par an payable le 28 mai de chaque année et pour la première fois le 28 mai 2004. Le représentant suppléant ne sera pas rémunéré sauf dans le cas où et à partir du moment où il remplacera, le cas échéant, le représentant titulaire.

2.11 Liste des établissements chargés du service financier en France :

Agent Payeur à Paris :

BNP Paribas Securities Services
GIS Coupon Services
Les Collines de l'Arche
92057 Paris La Défense
France

2.12 Droit applicable et tribunaux compétents en cas de litige :

Droit français, tribunaux compétents du ressort de la Cour d'appel de Versailles

Cour d'appel de Versailles.

2.13 Garant ou Garantie donnée : Non Applicable

B - ORGANISATION ET ACTIVITE DE L'EMETTEUR

1.	**Renseignements de caractère général concernant l'émetteur, ses organes d'administration**	
1.1	Dénomination :	Renault
	Siège social :	13-15 Quai Alphonse Le Gallo 92100 Boulogne-Billancourt France
1.2	Forme juridique de l'émetteur et nature des organes d'administration:	Société anonyme à conseil d'administration
1.3	Nom et statut des contrôleurs légaux :	Commissaires aux Comptes: Emst & Yo ung Audit S.A. 4, rue Auber 75009 Paris France Deloitte Touche Tohmatsu S.A. 185, avenue Charles de Gaulle 92200 Neuilly-sur-Seine France
1.4	Date de constitution et d'expiration de l'émetteur :	Constituée le 16 janvier 1945 et immatriculée le 28 juin 1955 Date d'expiration le 31 décembre 2088
1.5	Indication des lieux où peuvent être consultés les documents juridiques relatifs à l'émetteur (statuts, procès verbaux d'assemblées générales, rapports des contrôleurs légaux) :	BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense France
2.	**Renseignements de caractère général concernant le capital**	
2.1	Montant du capital social :	Le capital social de Renault s'élève à 1 085 610 419,58 euros, divisé en 284 937 118 actions de 3,81 euros de valeur nominale chacune.
2.2	Principaux actionnaires mentionnés dans le prospectus :	Au 31 décembre 2002, Renault avait pour principaux actionnaires : **Etat Français** Capital : 25,91 % Droits de vote : 31,83 %

Nissan Finance Co. Ltd
Capital : 15 %
Droits de vote : 0 %

Salariés
Capital : 3,31 %
Droits de vote : 4,06 %

Auto-détention
Capital : 3,61 %
Droits de vote : 0 %

Public
Capital : 52,17 %
Droits de vote : 64,11 %

3. Renseignements concernant l'activité de l'émetteur

Lorsque l'émetteur est à la tête d'un groupe, les renseignements prévus dans ce paragraphe sont fournis pour le groupe.

3.1 Bref descriptif de l'activité de l'émetteur et de son évolution :

Les activités du groupe (« Groupe ») sont réparties en deux branches principales :

1. la branche Automobile : avec l'acquisition du constructeur roumain Dacia, puis la reprise des actifs opérationnels de la société sud-coréenne Samsung Motors, Renault exploite trois marques automobiles : Renault, Dacia et Samsung.

2. la branche Financement des Ventes : l'activité de cette branche est assurée par RCI Banque et ses filiales. RCI Banque est l'outil financier des marques du Groupe et de la marque Nissan en Europe dont il a acquis l'activité des filiales financières en 1999.

Par ailleurs, deux participations stratégiques viennent compléter ces deux branches d'activités :

* la participation de Renault dans le capital d'AB Volvo : le rapprochement avec Volvo a permis à Renault de devenir l'actionnaire principal du deuxième acteur mondial du poids lourd, Renault détenant 20 % du capital de Volvo.

* la participation de Renault dans le capital de Nissan: Renault détient 44,4 % du capital de Nissan.

Ces participations sont mises en équivalence dans les comptes du Groupe.

L'ALLIANCE RENAULT NISSAN (« L'Alliance »)

L'accord entre Renault et Nissan, signé le 27 mars 1999, a créé un groupe binational automobile de taille mondiale, produisant un ensemble d'environ 5 millions de véhicules par an et disposant d'une vaste gamme de produits sous 5 marques : Nissan et Infiniti pour Nissan ; Renault, Dacia et Samsung pour le groupe Renault.

L'objectif de l'Alliance est de renforcer les performances de Renault et de Nissan. La deuxième phase de l'Alliance a débuté en 2002.

Le 1er mars 2002, Renault a renforcé sa participation dans le capital de Nissan en la portant de 36,8 % à 44,4 %.

L'entrée de Nissan au capital de Renault permet à Nissan d'être directement intéressé aux résultats de son partenaire, comme l'est déjà Renault. Nissan, via sa filiale à 100 % Nissan Finance Co., Ltd, a pris, en deux temps, par la voie d'augmentations de capital réservées (le 29 mars et le 28 mai 2002), 15 % du capital de Renault.

La création d'une société de management stratégique, Renault-Nissan b.v., société de droit néerlandais, détenue à parité par Renault et Nissan Motor Co., Ltd., est le second volet de cette deuxième phase.

Son directoire remplace, avec un rôle et des pouvoirs accrus, le Global Alliance Committee (GAC), qui avait piloté l'Alliance depuis 1999. Le directoire de Renault-Nissan b.v s'est réuni pour la première fois le 29 mai 2002.

Le directoire de Renault-Nissan b.v. est composé de huit membres : le président de Renault, qui en assure la présidence, le président de Nissan Motor Co., Ltd. qui en assure la vice-présidence, trois membres désignés par le conseil d'administration de Renault, sur proposition de son président, et

trois membres désignés par le conseil d'administration de Nissan Motor Co., Ltd. En cas de partage des voix, le président a voix prépondérante.

PERSPECTIVES 2003

A ce stade, Renault prévoit pour cette année un marché automobile en légère baisse en Europe et en légère hausse dans les principaux pays où le Groupe est implanté hors d'Europe. Dans cette hypothèse, Renault vise en 2003 un chiffre d'affaires en croissance par rapport à 2002 et une marge opérationnelle de l'ordre de 4% du chiffre d'affaires.

Toutefois, ces perspectives s'inscrivent dans un environnement incertain ne permettant pas d'exclure une baisse plus marquée du marché automobile

3.2 Indication de tout événement exceptionnel ou d'opération prévue de toute nature ainsi que de tout litige susceptible d'avoir ou ayant eu dans un passé récent une incidence significative sur la situation financière de l'émetteur, son activité, et le cas échéant sur son groupe, et qui ont été présentés comme tels dans le prospectus :

Renault investit en Russie

Renault a annoncé le 26 février 2003, un investissement de 230 millions d'euros en Russie. Renault accélère ainsi son développement pour produire et commercialiser, à partir de la mi-2005, le futur véhicule X90 (berline familiale). La ligne de fabrication qui sera mise en place à Moscou dans l'usine d'Avtoframos aura une capacité de 60 000 véhicules/an qui devrait être atteinte après deux ou trois ans.

L'investissement portera aussi sur le développement du réseau commercial et des fonctions support.

Actuellement en cours de développement sous la responsabilité des ingénieries véhicules et mécaniques de Renault en France, la X90 utilisera une plate-forme dérivée de la plate-forme B de l'Alliance.

Arrêt de la production du modèle Avantime

Matra Automobile a annoncé le 26 février 2003 qu'elle arrête la production de l'Avantime à son usine de Romorantin. La décision met fin prématurément à l'accord en application duquel le véhicule est produit par Matra et commercialisé par Renault s.a.s. En relation avec cet accord, Renault a comptabilisé la moitié des investissements liés

à l'Avantime, c'est-à-dire 35 millions d'euros, dans ses états financiers au 31 décembre 2002. L'arrêt d'Avantime devrait conduire à déprécier ce montant. A ce stade, Renault considère que l'arrêt de l'Avantime ne devrait pas avoir un impact financier majeur.

Partenariat entre Renault Agriculture et Claas

Renault s.a.s. et la société allemande Claas ont signé, le 23 février 2003, un accord de rapprochement concernant Renault Agriculture. Claas, un des leaders des machines agricoles, devient l'actionnaire majoritaire de Renault Agriculture, en entrant dans son capital à hauteur de 51%. Renault s.a.s. conservera les 49% restant pendant au moins une période de deux ans à compter de la signature de l'accord de vente (intervenu en date du 30 avril 2003). Renault s.a.s. et Claas ont par ailleurs convenu d'une option d'achat au bénéfice de Claas portant sur le reste des actions de Renault s.a.s. dans Renault Agriculture.

Sofasa

Renault s.a.s., Toyota Motors Corporation et Mitsui & Co ont renforcé leur coopération industrielle et commerciale en Colombie, en rachetant à Valores Bavaria ses actions (51,3%) dans le capital de Sofasa SA (Sociedad de Fabricación de Automotores SA). Au terme de la transaction, Renault porte sa participation à 60%, Toyota à 28% et Mitsui à 12%.

Iran

Renault s.a.s. et Idro ont signé, le 16 mars 2003, en Iran, une lettre d'intention ouvrant une période de négociation pour la création d'une société en joint-venture entre Renault et Idro.

Le projet envisage la fabrication d'une plate-forme ainsi que la fabrication et la commercialisation du véhicule X90, en cours de développement par Renault s.a.s.

Dacia

La clôture de l'Offre Publique de Rachat lancée par Renault sur le solde des actions de S.C. Automobile Dacia S.A. (sa filiale roumaine) a eu lieu le 23 mars 2003. En conséquence, Renault détient désormais 97,93% des actions de Dacia, comparé à 92,72% avant l'offre publique. Suite à cette opération, les actions Dacia ont été retirées de la Bourse de Bucarest à fin avril 2003.

Chiffre d'affaires de Renault du premier trimestre 2003.

A structure et méthodes identiques, le chiffre d'affaires total de Renault s'élève à 9 015 millions d'euros, en recul de 2,86 % par rapport au même période de l'année précédente.

Le chiffre d'affaires de la Branche Automobile atteint 8 545 millions d'euros au 1er trimestre 2003, en diminution de 3,22 % (à structure et méthodes identiques) par rapport au 1er trimestre 2002.

Cette évolution traduit principalement la baisse des volumes de Renault en Europe occidentale, ainsi que l'impact négatif des taux de change lié notamment aux dépréciations de la livre Sterling, du real brésilien et du peso argentin. Renault bénéficie cependant d'un mix produit plus favorable en Europe occidentale, de la progression des ventes à l'international (notamment de Renault Samsung Motors), ainsi que de la hausse des ventes d'organes mécaniques à des tiers, dont Nissan.

Au 1er trimestre 2003, dans un contexte de baisse du marché, les ventes mondiales du groupe Renault s'élèvent à 582 079 véhicules, en baisse de 7 %. En Europe occidentale, Renault confirme sa place de première marque Véhicule Particulier (acquise en 2002) et Véhicule Utilitaire.

Le chiffre d'affaires de la Branche Financement des ventes progresse quant à lui de 4,21 % (à structure et méthodes identiques) par rapport au 1er trimestre 2002, pour

atteindre 470 millions d'euros.

Renault publiera ses résultats semestriels le 24 juillet 2003.

Distribution des dividendes

Lors de l'Assemblée Générale Mixte des actionnaires du 29 avril 2003, il a été décidé de distribuer 327,6 millions d'euros de dividendes (1,15 euro par action).

Chiffre d'affaires consolidé du Groupe Renault par branche d'activité

En millions d'euros	1er trim. 2003	1er trim. 2002		Variation	
		retraité	publié	retraitée	publiée
Branche Automobile	**8 545**	8 829	8 833	**- 3,22 %**	- 3,26 %
Branche Financement des ventes	**470**	451	452	**4,21 %**	3,98 %
Total chiffre d'affaires	**9 015**	9 280	9 285	**- 2,86 %**	- 2,91 %

C - SITUATION FINANCIERE DE L'EMETTEUR

1. **Chiffres-clés du bilan :** tableau synthétique de l'endettement et des fonds propres établi, le cas échéant sur une base consolidée, et disponible à la date de la situation la plus récente établie ou à défaut à la date du dernier bilan présenté.

En millions d'euros

	Au 31 décembre 2002(a)[1]	**Au 31 décembre 2002(b)**	**Au 31 décembre 2001**	**Au 31 décembre 2000**
Dettes financières à court terme à l'origine	**10.623**	**10.623**	**12.632**	**13.627**
Total des dettes à long terme	**13.862**	**13.862**	**10.859**	**9.670**
Part à court terme des dettes financières à long terme	2.305	2.305	2.238	1.015
Dettes financières à long terme, dues à plus d'un an :	11.557	11.557	8.621	8.655
Titres participatifs	*339*	*339*	*341*	*336*
Emprunts obligataires	*6.363*	*6.363*	*5.502*	*5.441*
Autres dettes représentées par un titre	*2.331*	*2.331*	*723*	*1.028*
Emprunts auprès des établissements de crédit	*1.964*	*1.964*	*1.832*	*1.661*
Autres dettes financières	*560*	*560*	*223*	*189*
Total	**24.485**	**24.485**	**23.491**	**23.297**
dont endettement financier net des activités industrielles et commerciales	*2.495*	*2.495*	*3.927*	*4.793*
Capital	**1.086**	**1.086**	**923**	**914**
Primes d'émission	3.453	3.453	2.420	2.367
Réserves	6.026	6.026	5.607	4.740
Ecart de conversion	(693)	(693)	50	551
Résultat de l'exercice	1.956	1.359	1.051	1.080
Capitaux propres	**11.828**	**11.231**	**10.051**	**9.652**
Intérêts minoritaires	**377**	**377**	**385**	**639**
Autres passifs	**16.538**	**16.296**	**16.202**	**18.387**
Total	**53.228**	**52.389**	**50.129**	**51.975**

(a) Renault immobilise les frais de développement encourus à compter du 1er janvier 2002 (notes 1 -F et 2 -A), sans effet rétroactif pour 2001.

(b) Hors effet de l'immobilisation des frais de développement pour permettre la comparaison avec 2001.

[1] Aucun changement significatif net n'est intervenu dans la capitalisation depuis le 31 décembre 2002.

2. **Le cas échéant, observations, réserves ou refus de certifications des contrôleurs légaux :** si les certifications sur les derniers comptes présentés dans le prospectus ont été refusées par les contrôleurs légaux ou si elles comportent des réserves ou des observations, ce refus, ces réserves ou ces observations doivent être reproduites intégralement : Non Applicable.

EVENEMENT RECENT

Nissan a publié le 21 mai 2003 les résultats définitifs de son exercice fiscal 2002 (du 1er avril 2002 au 31 mars 2003).

Après retraitements pour les besoins de la mise en équivalence dans les comptes de Renault, le bénéfice dégagé par Nissan sur son second semestre fiscal 2002 (du 1 octobre 2002 au 31 mars 2003) se traduira dans le résultat net du premier semestre 2003 de Renault par une contribution positive de 859 millions d'Euros (après amortissement du *goodwill* semestriel de 23,6 millions d'Euros et sur la base d'un taux de change de 125 Yens pour 1 Euro en moyenne semestrielle).

Cette contribution ne fait l'objet ni d'une attestation spécifique ni d'une certification de la part des Commissaires aux Comptes de Renault. Elle sera couverte dans le cadre de leur rapport sur l'examen des comptes semestriels consolidés résumés de Renault pour la période du 1 janvier au 30 juin 2003.

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Prospectus
composé du Document de Base ("Offering Circular")
enregistré par la Commission des opérations de bourse
sous le n°P. 03-081 en date du 9 mai 2003
et de la présente Note d'Opération ("Pricing Supplement")

Au nom de l'émetteur

A la connaissance de l'émetteur, les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Aucun élément nouveau, autres que ceux mentionnés dans la présente note d'opération, intervenu depuis le 9 mai 2003 date du numéro d'enregistrement n°P. 03-081 apposé par la Commission des opérations de bourse sur le Document de Base n'est susceptible d'affecter de manière significative la situation financière de l'émetteur dans le contexte de la présente émission.

Alain DASSAS
Directeur des Services Financiers
RENAULT

Au nom de la banque présentatrice

A la connaissance de la banque présentatrice les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Jacques d'ESTAIS
Responsable Mondial du Métier *Fixed Income*
BNP PARIBAS

Visa de la Commission des opérations de bourse

En application des articles L.412-1 et L.621-8 du Code monétaire et financier, la Commission des opérations de bourse a apposé le visa n°03-475 en date du 23 mai 2003 sur le présent document, qui constitue le prospectus prévu par les articles précités, conformément aux dispositions de son règlement n°98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

La notice légale sera publiée au Bulletin des Annonces légales obligatoires (BALO) du 28 mai 2003.

Exhibit F.2

OFFERING CIRCULAR

SEC File No. 82-4001

03 DEC -2 7:21

RENAULT

Renault S.A.
Euro 4,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

Under the Euro Medium Term Note Programme described in this Offering Circular (the "**Programme**"), Renault S.A. (the "**Issuer**" or "**Renault**" or "**Renault S.A.**"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the "**Notes**"). The aggregate nominal amount of Notes outstanding will not at any time exceed Euro 4,000,000,000 (or the equivalent in other currencies).

This Offering Circular supersedes and replaces the Offering Circular dated 20 June 2002.

This Offering Circular shall, for the purposes of Notes listed on the Luxembourg Stock Exchange, be in force for a period of one year as of the date set out hereunder.

Application will be made in certain circumstances to list Notes on Euronext Paris S.A. ("**Euronext Paris**") and/or on the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (a form of which is contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and, if so, the relevant stock exchange.

Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**") as more fully described herein.

Dematerialised Notes will at all times be in book entry form in compliance with Article L.211-4 of the French *Code monétaire et financier*. No physical documents of title will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be in bearer dematerialised form (au porteur) inscribed as from the issue date in the books of Euroclear France ("**Euroclear France**") which shall credit the accounts of Account Holders (as defined in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination") including Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and the depositary bank for Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder (as defined in Condition 1(c)(iv)), in either fully registered form (*au nominatif pur*), in which case they will be inscribed either with the Issuer or with the registration agent (designated in the relevant Pricing Supplement) for the Issuer, or in administered registered form (*au nominatif administré*) in which case they will be inscribed in the accounts of the Account Holders designated by the relevant Noteholders. Dematerialised Notes which are not dealt in on a regulated market will be in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either fully registered form or administered registered form inscribed as aforesaid.

Materialised Notes will be in bearer materialised form only and may only be issued outside France. A temporary global certificate in bearer form without interest coupons attached (a "**Temporary Global Certificate**") will initially be issued in connection with Materialised Notes. Such Temporary Global Certificate will be exchanged for Definitive Materialised Notes in bearer form with, where applicable, coupons for interest attached, on or after a date expected to be on or about the 40th day after the issue date of the Notes (subject to postponement as described in "Temporary Global Certificates issued in respect of Materialised Bearer Notes") upon certification as to non U.S. beneficial ownership as more fully described herein.

Temporary Global Certificates will (a) in the case of a Tranche (as defined in "Summary of the Programme") intended to be cleared through Euroclear and/or Clearstream, Luxembourg, be deposited on the issue date with a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below).

Notes issued under the Programme may be rated or unrated. Notes, whether Unsubordinated or Subordinated, will have such rating, if any, as is assigned to them by the relevant rating organisation as specified in the relevant Pricing Supplement. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Arranger

Deutsche Bank

Dealers

Barclays Capital
Citigroup
HSBC CCF

BNP PARIBAS
Deutsche Bank
Tokyo-Mitsubishi International plc

The date of this Offering Circular is 12 May 2003

The Issuer, having made all reasonable enquiries, confirms that this Offering Circular contains all information with respect to the Issuer, the Issuer and its subsidiaries consolidated on a full integration basis (*filiales consolidées par intégration globale*) taken as a whole (the "Group" or the "Renault Group") and the Notes that is material in the context of the issue and offering of the Notes.

The statements contained in it relating to the Issuer, the Group and its affiliates consolidated on an equity or a proportional basis (*filiales et participations consolidées par intégration proportionnelle ou par mise en équivalence*) and the Notes are to the Issuer's knowledge and only to the extent of the information set out in this Offering Circular, in every material respect true and accurate and not misleading.

The opinions and intentions expressed in this Offering Circular with regard to the Issuer and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions. There are no other facts, to the Issuer's knowledge, in relation to the Issuer, the Group or the Notes the omission of which, would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may include Materialised Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or, in the case of Materialised Notes in bearer form, delivered within the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act or, in the case of Materialised Notes in bearer form, the U.S. Internal Revenue Code and regulations thereunder). For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers or the Arranger to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger (except Deutsche Bank AG Paris Branch in its capacity as Paris Listing Agent, and then only to the extent set out under "Paris Listing Information") makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers may act as a stabilising agent (the "Stabilising Agent"). The identity of the Stabilising Agent will be disclosed in the relevant Pricing Supplement. References in the next paragraph to "this issue" are to each Tranche in relation to which a Stabilisation Agent is appointed.

In connection with this issue, the Stabilising Agent or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "€", "Euro", "EUR" or "euro" are to the single currency of the participating member states of the European Economic and Monetary Union which was introduced on 1 January 1999, references to "FRF" or "FF" are to French francs which were the national non decimal sub unit of the euro in the Republic of France until and including 31 December 2001, references to "£", "pounds sterling", "GBP" and "Sterling" are to the lawful currency of the United Kingdom, references to "$", "USD" and "U.S. Dollars" are to the lawful currency of the United States of America, references to "¥", "JPY", "Japanese yen" and "Yen" are to the lawful currency of Japan and references to "Swiss francs" or "CHF" are to the lawful currency of the Helvetic Confederation.

In this Offering Circular, any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with any amendments or supplements to this Offering Circular, each relevant Pricing Supplement, the most recently published audited annual accounts, and any interim accounts (whether audited or unaudited) published subsequently to such annual accounts of the Issuer from time to time, each of which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference in this Offering Circular may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Offering Circular during normal business hours so long as any of the Notes are outstanding.

For Euronext Paris listing purposes, the most recently published audited annual accounts of the Issuer and its interim accounts (whether audited or unaudited) as soon as they have been published as well as any amendments or supplements to this Offering Circular must be contained in a document submitted to the clearance procedures of the *Commission des opérations de bourse* ("**COB**") or, if not contained in such document at the date contemplated for the relevant Euronext Paris listing, shall be inserted in the relevant Pricing Supplement as soon as they have been published.

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2001 and 2002, and filed with the COB on 7 March 2003 under No. D. 03-0208, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and to the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a significant change affecting any matter contained in this Offering Circular (including the "Terms and Conditions of the Notes") whose inclusion is required by applicable laws and regulations to be found in any amendment, supplement or replacement of this Offering Circular in connection with a new offering of Notes in order to allow investors and their personal advisors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, the Group and the rights attaching to the Notes, the Issuer shall, but only in connection with such offering of Notes to be listed on the Luxembourg Stock Exchange, prepare and publish an amendment or supplement to this Offering Circular or a replacement Offering Circular for use in connection with such offering of Notes, submit such amendment or supplement to the Luxembourg Stock Exchange for approval and supply each Dealer and the Luxembourg Stock Exchange with such number of copies of such amendment or supplement as may reasonably be requested. All documents prepared in connection with the listing of the Programme will be available at the specified office of the Paying Agent in Luxembourg.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular. The Notes will be issued on such terms as shall be agreed between the Issuer and the relevant Dealer(s) and, unless specified to the contrary in the relevant Pricing Supplement, will be subject to the Terms and Conditions set out on pages 13 to 34.

Issuer	Renault
Description	Euro Medium Term Note Programme for the continuous offer of Notes (the "**Programme**")
Arranger	Deutsche Bank AG, Paris Branch
Dealers	Barclays Bank PLC BNP Paribas CCF Citigroup Global Markets Limited Deutsche Bank AG London Tokyo-Mitsubishi International plc The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "**Permanent Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "**Dealers**" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches. At the date of this Offering Circular, only credit institutions and investment firms incorporated in a member state of the European Union ("**EU**") and which are authorised by the relevant authority of such home member state to lead-manage bond issues in such member state may, in the case of Notes to be listed on Euronext Paris, act (a) as Dealers with respect to non-syndicated issues of Notes denominated in euro and (b) as lead manager of issues of Notes denominated in euro issued on a syndicated basis.
Programme Limit	Up to Euro 4,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.
Fiscal Agent and Principal Paying Agent	BNP Paribas Securities Services, Luxembourg Branch
Paying Agents	BNP Paribas Securities Services (as Paris Paying Agent) and BNP Paribas Luxembourg (as Luxembourg Paying Agent)
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "**Pricing Supplement**").

Maturities

Subject to compliance with all applicable relevant laws, regulations and directives, any maturity from one month from the date of original issue.

Currencies

Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in Euro, U.S. Dollars, Japanese yen, Swiss francs, Sterling and in any other currency agreed between the Issuer and the relevant Dealers.

The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in Euro and to be listed on Euronext Paris, comply with the Guidelines provided by the letter dated 1 October 1998 from the French Minister of the Economy, Finance and Industry to the *Président of the Association française des établissements de crédit et des entreprises d'investissement* (the "**Euro Guidelines**").

Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant applicable regulations of the Swiss National Bank based on Article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and Article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with Article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of 2 December 1996. Under such regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (in each case, the "**Swiss Dealer**"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.

Denomination(s)

Notes will be in such denomination(s) as may be specified in the relevant Pricing Supplement save that, unless otherwise permitted by then current applicable laws and regulations, Notes (including Notes denominated in Sterling) having a maturity of less than one year from the date of issue and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 (the "**FSMA**") will have a minimum denomination of £100,000 (or its equivalent in other currencies).

Dematerialised Notes will be issued in one denomination only.

Status of the Unsubordinated Notes

Unsubordinated Notes ("**Unsubordinated Notes**") will constitute direct, general, unconditional, unsecured and (subject to the provisions of Condition 4) unsubordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves and (subject to such exceptions as are from time to time mandatory under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

Status of the Subordinated Notes

Subordinated Notes ("**Subordinated Notes**") will be unsecured subordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves and *pari passu* with any other unsecured subordinated obligations of the Issuer with the

exception of any *prêts participatifs* granted to the Issuer as set out in Condition 3(b) – see "Terms and Conditions of the Notes – Status".

If so specified in the relevant Pricing Supplement, the payment of interest in respect of Subordinated Notes without a specified maturity date ("**Undated Subordinated Notes**") may be deferred in accordance with the provisions of Condition 5(h) – see "Terms and Conditions of Notes – Interest and Other Calculations".

Negative Pledge

There will be a negative pledge in respect of Unsubordinated Notes as set out in Condition 4 – see "Terms and Conditions of the Notes – Negative Pledge".

Events of Default (including cross default)

There will be events of default and a cross-default in respect of Unsubordinated Notes as set out in Condition 9(a) and limited events of default only in respect of Subordinated Notes as set out in Condition 9(b) – see "Terms and Conditions of the Notes – Events of Default".

Redemption Amount

The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in sterling) having a maturity of less than one year from the date of issue and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the FSMA must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).

Optional Redemption

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders and if so the terms applicable to such redemption.

Redemption by Instalments

The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Early Redemption

Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 6 "Terms and Conditions of the Notes – Redemption, Purchase and Options".

Taxation

Payments in respect of the Notes will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of the Republic of France as provided by Article 131 *quater* of the French General Tax Code, to the extent that the Notes are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in Article L.411-2 of the French *Code monétaire et financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des*

Impôts dated 30 September 1998. However, if so provided in the relevant Pricing Supplement, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers not all of whom are resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General Tax Code, as more fully described in "Terms and Conditions of the Notes – Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

Interest Periods and Interest Rates

The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.

Fixed Rate Notes

Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes

Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency pursuant to the 2001 *Fédération Bancaire Française* ("**FBF**") Master Agreement relating to transactions on forward financial instruments (formerly 1994 AFB Master Agreement for Foreign Exchange and Derivatives Transactions as supplemented by the Technical Schedules published by the FBF), or

(ii) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or

(iii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement), in each case as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement.

Zero Coupon Notes

Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Dual Currency Notes

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the relevant Pricing Supplement.

Index Linked Notes

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement. Each issue of Index Linked Notes to be listed on Euronext Paris must be made in

compliance with the *Principes Généraux* published from time to time by the COB and the *Conseil des Marchés Financiers*.

Structured Note Risks

The following paragraph does not describe all the risks of an investment in the Notes. Prospective investors should consult their own financial and legal advisers about risks associated with investment in a particular series of Notes and the suitability of investing in the Notes in light of their particular circumstances.

An investment in Notes the premium and/or the interest on or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risks that the resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that an investor could lose all or a substantial portion of the principal of its Note.

Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Note.

Other Notes

Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, Partly Paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.

Redenomination

Notes issued in the currency of any Member State of the EU which will participate in the single currency of the European Economic and Monetary Union may be redenominated into Euro, all as more fully provided in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination" below.

Consolidation

Notes of one Series may be consolidated with Notes of another Series as more fully provided in "Terms and Conditions of the Notes – Further Issues and Consolidation".

Form of Notes

Notes may be issued in either dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**").

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be issued in bearer dematerialised form (*au porteur*) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder, in either *au nominatif pur or au nominatif administré* form. No physical documents of title will be issued in respect of Dematerialised Notes. Dematerialised Notes which are not dealt in on a regulated market will be issued in registered dematerialised form only and, at the option of the relevant Noteholder, in either *au nominatif pur* or *au nominatif administré* form. See Condition 1 "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination".

Materialised Notes will be in bearer materialised form ("**Materialised Bearer Notes**") only. A Temporary Global Certificate will be issued initially in respect of each Tranche of Materialised Bearer Notes. Materialised Notes may only be issued outside France.

Governing Law

French.

Clearing Systems	Euroclear France as central depositary in relation to Dematerialised Notes and Clearstream, Luxembourg and Euroclear or any other clearing system that may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer in relation to Materialised Notes. Notes which are listed on Euronext Paris will be cleared through Euroclear France.
Initial Delivery of Dematerialised Notes	One Paris business day before the issue date of each Tranche of Dematerialised Notes, the *lettre comptable* relating to such Tranche shall be deposited with Euroclear France as central depositary.
Initial Delivery of Materialised Notes	On or before the issue date for each Tranche of Materialised Bearer Notes, the Temporary Global Certificate issued in respect of such Tranche shall be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer.
Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Listing	Euronext Paris and/or the Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted. However, the Euro Guidelines strongly recommend the listing of publicly offered notes and bonds (*obligations*) denominated in euro on Euronext Paris. Each Series of Notes listed on Euronext Paris must be issued in compliance with the *Principes Généraux* of the COB and the *Conseil des Marchés Financiers* from time to time.
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement. The Issuer is Category 2 for the purposes of Regulation S under the United States Securities Act of 1933, as amended. Materialised Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "**D Rules**") unless (i) the relevant Pricing Supplement states that such Materialised Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "**C Rules**") or (ii) such Materialised Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 ("**TEFRA**"), which circumstances will be referred to in the relevant Pricing Supplement as a transaction to which TEFRA is not applicable. The TEFRA rules do not apply to any Dematerialised Notes.
Rating	The Programme has been rated BBB by Standard & Poor's Rating Services and Fitch Ratings and Baa2 by Moody's Investors Services, Inc. Notes issued under the Programme may be rated or unrated. Notes, whether Unsubordinated or Subordinated, will have such rating, if any, as is assigned to them by the relevant rating organisation as specified in the relevant Pricing Supplement. Where an issue of Notes is rated, its rating will not necessarily be

the same as the rating assigned under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

TERMS AND CONDITIONS OF THE NOTES

*The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes. In the case of Dematerialised Notes, the text of the terms and conditions will not be endorsed on physical documents of title but will be constituted by the following text as completed, amended or varied by the relevant Pricing Supplement. In the case of Materialised Notes, either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed or attached on Definitive Materialised Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. References in the Conditions to "**Notes**" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.*

The Notes are issued by Renault (the "**Issuer**" or "**Renault**") with the benefit of an agency agreement dated 20 June 2002 between the Issuer, BNP Paribas Securities Services, Luxembourg Branch as fiscal agent and the other agents named in it, as amended by a supplemental agency agreement dated 12 May 2003 (the "**Agency Agreement**"). The fiscal agent, the paying agents, the redenomination agent, the consolidation agent and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Paying Agents**" (which expression shall include the Fiscal Agent), the "**Redenomination Agent**", the "**Consolidation Agent**" and the "**Calculation Agent(s)**". References below to "**Conditions**" are, unless the context requires otherwise, to the numbered paragraphs below.

Certain defined terms contained in the 2001 FBF Master Agreement relating to transactions on forward financial instruments (formerly the 1994 AFB Master Agreement for Foreign Exchange and Derivatives Transactions) as supplemented by the Technical Schedules published by the AFB or the FBF (together the "**FBF Master Agreement**") have either been used or reproduced in Condition 5 below.

Copies of the Agency Agreement and of the FBF Master Agreement are available for inspection during normal business hours at the specified offices of each of the Paying Agents.

1 Form, Denomination(s), Title and Redenomination

(a) **Form**: Notes may be issued either in dematerialised form ("**Dematerialised Notes**") or in materialised form ("**Materialised Notes**").

(i) Title to Dematerialised Notes will be evidenced in accordance with Article L.211-4 of the French *Code monétaire et financier* by book entries (*inscriptions en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree no. 83-359 of 2 May 1983) will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market (*admises aux négociations sur un marché réglementé*) are issued, at the option of the Issuer, in either bearer dematerialised form (*au porteur*), which will be inscribed in the books of Euroclear France ("**Euroclear France**") which shall credit the accounts of Account Holders, or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder in either administered registered form (*au nominatif administré*) inscribed in the books of an Account Holder or in fully registered form (*au nominatif pur*) inscribed in an account in the books of Euroclear France maintained by the Issuer or the registration agent (designated in the relevant Pricing Supplement) acting on behalf of the Issuer (the "**Registration Agent**").

Dematerialised Notes which are not dealt in on a regulated market (*non admises aux négociations sur un marché réglementé*) are issued in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either administered registered form (*au nominatif administré*) or in fully registered form (*au nominatif pur*) inscribed as aforesaid.

For the purpose of these Conditions, "**Account Holder**" means any authorised financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and the depositary bank for Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

(ii) Materialised Notes are issued in bearer form ("**Materialised Bearer Notes**"). Materialised Bearer Notes are serially numbered and are issued with coupons (each, a "**Coupon**") (and,

where appropriate, a talon (a "**Talon**") attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

In accordance with Article L.211-4 of the French Code monétaire et financier, *securities (such as Notes) which are governed by French law and are in materialised form must be issued outside the French territory.*

(b) **Denomination(s)**: Notes shall be issued in the specified denomination(s) as set out in the relevant Pricing Supplement (the "**Specified Denomination(s)**"). Dematerialised Notes shall be issued in one Specified Denomination only.

(c) **Title**:

(i) Title to Dematerialised Notes in bearer dematerialised form (*au porteur*) and in administered registered form (*au nominatif administré*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of Account Holders. Title to Dematerialised Notes in fully registered form (*au nominatif pur*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of the Issuer or the Registration Agent.

(ii) Title to Materialised Bearer Notes in definitive form having, where appropriate, Coupons, Receipt(s) and/or a Talon attached thereto on issue ("**Definitive Materialised Bearer Notes**"), shall pass by delivery.

(iii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note (as defined below), Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

(iv) In these Conditions, "**holder of Notes**" or "**holder of any Note**", or "**Noteholder**" means (i) in the case of Dematerialised Notes, the person whose name appears in the account of the relevant Account Holder or the Issuer or the Registration Agent (as the case may be) as being entitled to such Notes and (ii) in the case of Materialised Notes, the bearer of any Definitive Materialised Bearer Note and the Receipts, Coupons ("**Receiptholder**" and "**Couponholder**" being construed accordingly), or Talon relating to it, and capitalised terms have the meanings given to them in the relevant Pricing Supplement, the absence of any such meaning indicating that such term is not applicable to the Notes.

(d) **Redenomination**:

(i) The Issuer may (if so specified in the relevant Pricing Supplement), on any Interest Payment Date, without the consent of the holder of any Note, Receipt, Coupon or Talon, by giving at least 30 days' notice in accordance with Condition 15 and on or after the date on which the European Member State in whose national currency the Notes are denominated has become a participating Member State in the single currency of the European Economic and Monetary Union (as provided in the Treaty establishing the European Community (the "**EC**"), as amended from time to time (the "**Treaty**")), or events have occurred which have substantially the same effects (in either case, "**EMU**"), redenominate all, but not some only, of the Notes of any Series into Euro and adjust the aggregate principal amount and the Specified Denomination(s) set out in the relevant Pricing Supplement accordingly, as described below. The date on which such redenomination becomes effective shall be referred to in these Conditions as the "**Redenomination Date**".

(ii) Unless otherwise specified in the relevant Pricing Supplement, the redenomination of the Notes pursuant to Condition 1(d)(i) shall be made by converting the principal amount of each Note from the relevant national currency into Euro using the fixed relevant national currency Euro conversion rate established by the Council of the European Union pursuant to Article 123 (4) of the Treaty and rounding the resultant figure to the nearest Euro 0.01 (with Euro 0.005 being rounded upwards). If the Issuer so elects, the figure resulting from conversion of the principal amount of each Note using the fixed relevant national currency Euro conversion rate shall be rounded down to the nearest Euro. The Euro denominations of the Notes so determined shall be notified to Noteholders in

accordance with Condition 15. Any balance remaining from the redenomination with a denomination higher than Euro 0.01 shall be paid by way of cash adjustment rounded to the nearest Euro 0.01 (with Euro 0.005 being rounded upwards). Such cash adjustment will be payable in Euro on the Redenomination Date in the manner notified to Noteholders by the Issuer.

(iii) In the case of Dematerialised Notes only, the Issuer may also redenominate all, but not some only, of the Notes of any Series into euro in accordance with Article L.113-4 of the French *Code monétaire et financier* provided that references to the Franc or the ECU contained in such Article L.113-4 shall be deemed to be a reference to the currency of any Member State participating in the single currency of the European Economic and Monetary Union.

(iv) Upon redenomination of the Notes, any reference in the relevant Pricing Supplement to the relevant national currency shall be construed as a reference to Euro.

(v) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Redenomination Agent and the Consolidation Agent, in connection with any redenomination pursuant to this Condition or any consolidation pursuant to Condition 14, without the consent of the holder of any Note, Receipt, Coupon or Talon, make any changes or additions to these Conditions or Condition 14 (including, without limitation, any change to any applicable business day definition, business day convention, principal financial centre of the country of the Specified Currency, interest accrual basis or benchmark), taking into account market practice in respect of redenominated euromarket debt obligations and which it believes are not prejudicial to the interests of such holders. Any such changes or additions shall, in the absence of manifest error, be binding on the holders of Notes, Receipts, Coupons and Talons and shall be notified to Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(vi) Neither the Issuer nor any Paying Agent shall be liable to the holder of any Note, Receipt, Coupon or Talon or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of Euro or any currency conversion or rounding effected in connection therewith.

2 Conversion and Exchanges of Notes

(a) Dematerialised Notes

(i) Dematerialised Notes issued in bearer dematerialised form (*au porteur*) may not be converted into Dematerialised Notes in registered dematerialised form, whether in fully registered form (*au nominatif pur*) or in administered registered form (*au nominatif administré*).

(ii) Dematerialised Notes issued in registered dematerialised form (*au nominatif*) may not be converted into Dematerialised Notes in bearer dematerialised form (*au porteur*).

(iii) Dematerialised Notes issued in fully registered form (*au nominatif pur*) may, at the option of the Noteholder, be converted into Notes in administered registered form (*au nominatif administré*), and *vice versa*. The exercise of any such option by such Noteholder shall be made in accordance with Article 4 of Decree no. 83-359 of 2 May 1983. Any such conversion shall be effected at the cost of such Noteholder.

(b) Materialised Notes

Materialised Bearer Notes of one Specified Denomination may not be exchanged for Materialised Bearer Notes of another Specified Denomination.

3 Status

The obligations of the Issuer under the Notes may be either unsubordinated ("Unsubordinated Notes") or subordinated ("Subordinated Notes").

(a) Status of Unsubordinated Notes

The Unsubordinated Notes and, where applicable, any relative Receipts and Coupons are direct, general, unconditional, unsecured (subject to the provisions of Condition 4) and unsubordinated obligations of the Issuer and rank and will rank *pari passu* and without any preference among themselves and (subject to such exceptions as are from time to time

mandatory under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

(b) **Status of Subordinated Notes**

(i) Subordination

Subordinated Notes (which term shall include both Subordinated Notes with a specified maturity date ("**Dated Subordinated Notes**") and Subordinated Notes without a specified maturity date ("**Undated Subordinated Notes**")) are unsecured subordinated obligations of the Issuer and rank and will rank *pari passu* without any preference among themselves and *pari passu* with any other unsecured subordinated obligations of the Issuer with the exception of any *prêts participatifs* granted to the Issuer. If any judgement is rendered by any competent court declaring the transfer of the whole of its business (*cession totale de l'entreprise*) or the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason, the rights of payment of the holders of Subordinated Notes shall be subordinated to the payment in full of unsubordinated creditors and, subject to such payment in full, the holders of Subordinated Notes shall be paid in priority to any *prêts participatifs* granted to the Issuer. In the event of incomplete payment of unsubordinated creditors, the obligations of the Issuer in connection with the Subordinated Notes will be terminated. The holders of Subordinated Notes shall take all steps necessary for the orderly accomplishment of any collective proceedings or voluntary liquidation.

(ii) Dated Subordinated Notes

Unless otherwise specified in the relevant Pricing Supplement, payments of interest relating to Dated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a).

(iii) Undated Subordinated Notes

Unless otherwise specified in the relevant Pricing Supplement, payments of interest relating to Undated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a) and may be deferred in accordance with the provisions of Condition 5(h).

The use of the proceeds of issues of Undated Subordinated Notes will be set out in the applicable Pricing Supplement.

4 Negative Pledge

So long as any of the Unsubordinated Notes or, if applicable, any Receipts or Coupons relating to them, remains outstanding, the Issuer will not create or permit to subsist any mortgage, charge, pledge, lien or other security interest upon the whole or any part of its assets, present or future, to secure any present or future Indebtedness (as defined below) incurred or guaranteed by it (whether before or after the issue of the Unsubordinated Notes) unless the Issuer's obligations under the Unsubordinated Notes, Receipts and Coupons are equally and rateably secured therewith.

For the purposes of this Condition "**Indebtedness**" means any indebtedness for borrowed money, represented by bonds, notes, debentures or other assimilated debt securities which are for the time being, or are capable of being, quoted, listed or ordinarily traded in on any stock exchange, over-the-counter-market or other securities market.

This Condition 4 shall not apply to Subordinated Notes.

5 Interest and other Calculations

(a) **Definitions**: In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Business Day**" means:

(i) in the case of Euro, a day on which the Trans European Automated Real Time Gross Settlement Express Transfer or any successor thereto (the "**TARGET System**") is operating (a "**TARGET Business Day**") and/or

(ii) in the case of a specified currency other than Euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency and/or

(iii) in the case of a specified currency and/or one or more additional business centre(s) specified in the relevant Pricing Supplement (the "**Additional Business Centre(s)**"), a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres so specified

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365 – FBF**" is specified in the relevant Pricing Supplement, the fraction whose numerator is the actual number of days elapsed during the Calculation Period and whose denominator is 365. If part of that Calculation Period falls in a leap year, Actual /365 – FBF shall mean the sum of (i) the fraction whose numerator is the actual number of days elapsed during the non-leap year and whose denominator is 365 and (ii) the fraction whose numerator is the number of actual days elapsed during the leap year and whose denominator is 366

(ii) if "**Actual/365**" or "**Actual/Actual – ISDA**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(iii) if "**Actual/Actual-ISMA**" is specified in the relevant Pricing Supplement:

(A) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(B) if the Calculation Period is longer than one Determination Period, the sum of:

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

in each case where

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"**Determination Date**" means the date specified hereon or, if none is so specified, the Interest Payment Date

(iv) if "**Actual/365 (Fixed)**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(v) if "**Actual/360**" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(vi) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)) and

(vii) if "**30E/360**" or "**Eurobond Basis**" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted or adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"**FBF Definitions**" means the definitions set out in the FBF Master Agreement, unless otherwise specified in the relevant Pricing Supplement

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"**Interest Amount**" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is Euro or (ii) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (iii) the day falling two Business Days in the city specified in the Pricing Supplement for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor Euro

"**Interest Payment Date**" means the date(s) specified in the relevant Pricing Supplement

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"**ISDA Definitions**" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("**Reuters**") and Moneyline Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate, subject to amendment in respect of Notes listed on Euronext Paris, as disclosed in the Pricing Supplement

"**Rate of Interest**" means the rate of interest payable from time to time in respect of the Notes and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"**Reference Banks**" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely

connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Paris

"**Relevant Date**" means, in respect of any Note, Receipt or Coupon, the date on which payment in respect of it first became due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (in the case of Materialised Notes if earlier) the date seven days after that on which notice is duly given to the holders of such Materialised Notes that, upon further presentation of the Materialised Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose "**local time**" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, 11.00 a.m., Brussels time

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"**Specified Currency**" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated and

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(c)(ii)

(b) **Interest on Fixed Rate Notes**: Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date except as otherwise provided in the relevant Pricing Supplement.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

(c) **Interest on Floating Rate Notes and Index Linked Interest Notes**:

(i) *Interest Payment Dates*: Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear (except as otherwise provided in the relevant Pricing Supplement) on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention*: If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes*: The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and, unless otherwise specified in the relevant Pricing Supplement, the provisions below relating to either FBF Determination or ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

(A) FBF Determination for Floating Rate Notes

Where FBF Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant FBF Rate. For the purposes of this sub-paragraph (A), "**FBF Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Transaction under the terms of an agreement incorporating the FBF Definitions and under which:

(a) the Floating Rate is as specified in the relevant Pricing Supplement and

(b) the relevant Floating Rate Determination Date (Date de Détermination du Taux Variable) is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement

For the purposes of this sub-paragraph (A), "Floating Rate" (*Taux Variable*), "Calculation Agent" (*Agent*), "Floating Rate Determination Date" (*Date de Détermination du Taux Variable*) and "Transaction" (*Transaction*) have the meanings given to those terms in the FBF Definitions, provided that "Euribor" means the rate calculated for deposits in euro which appears on Telerate Page 248, as more fully described in the relevant Pricing Supplement.

(B) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (B), "**ISDA Rate**" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph (B), "**Floating Rate**", "**Calculation Agent**", "**Floating Rate Option**", "**Designated Maturity**", "**Reset Date**" and "**Swap Transaction**" have the meanings given to those terms in the ISDA Definitions.

(C) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity) or

(ii) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date, subject to amendment in respect of Notes listed on Euronext Paris, as disclosed in the Pricing Supplement

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(ii) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is Euro, in the Euro-zone as selected by the Calculation Agent (the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes*: The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

(d) **Zero Coupon Notes**: Where a Note the Interest Basis of which is specified to be Zero Coupon and is repayable prior to the Maturity Date is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(e)(i)).

(e) **Dual Currency Notes**: In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating a Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

(f) **Partly Paid Notes**: In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

(g) **Accrual of interest**: Interest shall cease to accrue on each Note on the due date for redemption unless (i) in the case of Dematerialised Notes, on such due date or (ii) in the case of Materialised Notes, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(h) **Deferral of interest**: In the case of Undated Subordinated Notes, interest shall be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects) the interest accrued in the Interest Period ending on the day immediately preceding such date but the Issuer shall not have any obligation to make such payment. Notice of any Optional Interest Payment Date shall (for so long as the rules of any Stock Exchange so require) be given to the Noteholders in accordance with Condition 15 and to the relevant Stock Exchange. Such notice shall be given at least seven days prior to the relevant Optional Interest Payment Date(s). Any interest not paid on an Optional Interest Payment Date shall, so long as the same remains unpaid, constitute "**Arrears of Interest**" which term shall include interest on such unpaid interest as referred to below. Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 15 but all Arrears of Interest on all Undated Subordinated Notes outstanding shall become due in full on whichever is the earliest of:

   (i) the Interest Payment Date immediately following the date upon which the General Meeting passed a resolution to pay a dividend on the ordinary share capital of the Issuer and

   (ii) the commencement of a liquidation or dissolution of the Issuer.

   If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall (to the extent permitted by law) bear interest accruing (but only, in accordance with Article 1154 of the Civil Code, after such interest has accrued for a period of one year) and compounding on the basis of the exact number of days which have elapsed at the prevailing rate of interest on the Undated Subordinated Notes in respect of each relevant Interest Period. For these purposes the following expressions have the following meanings:

   "**Compulsory Interest Payment Date**" means any Interest Payment Date unless at the General Meeting of the shareholders of the Issuer immediately preceding such date which was required to approve the annual accounts of the Issuer for the fiscal year ended prior to such General Meeting, no resolution was passed to pay a dividend on the ordinary share capital of the Issuer in respect of such previous fiscal year.

   "**Optional Interest Payment Date**" means any Interest Payment Date, as the case may be, other than a Compulsory Interest Payment Date.

(i) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**

   (i) If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(j) **Calculations**: The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(k) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Optional Redemption Amounts, Early Redemption Amounts and Instalment Amounts**: As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(c)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(l) **Calculation Agent and Reference Banks**: The Issuer shall use its best efforts to procure that there shall at all times be four Reference Banks (or such other number as may be required by the Conditions) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding (as defined in the Agency Agreement). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest

for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Paris or Luxembourg, as appropriate office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid. So long as the Notes are listed on any stock exchange and the rules of that stock exchange so require, notice of any change of Calculation Agent shall be given in accordance with Condition 15.

6 Redemption, Purchase and Options

(a) **Final Redemption**: Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any option provided by the relevant Pricing Supplement including any Issuer's option in accordance with Condition 6(c) or any Noteholders' option in accordance with Condition 6(d), each Note shall be finally redeemed on the Maturity Date specified in the relevant Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within Condition 6(b) below, its final Instalment Amount.

(b) **Redemption by Instalments and Final Redemption**: Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified in the relevant Pricing Supplement) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(c) or (6)(d), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the relevant Pricing Supplement. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused (i) in the case of Dematerialised Notes, on the due date for such payment or (ii) in the case of Materialised Notes, on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) **Redemption at the Option of the Issuer, Exercise of Issuer's Options and Partial Redemption**: If a Call Option is specified in the relevant Pricing Supplement, the Issuer may, subject to compliance by the Issuer with all relevant laws, regulations and directives and on giving not less than 15 nor more than 30 days' irrevocable notice in accordance with Condition 15 to the Noteholders (or such other notice period as may be specified in the relevant Pricing Supplement), redeem or exercise any Issuer's option (as may be described) in relation to all, or, if so provided, some, of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption (including, where applicable, any Arrears of Interest), if any. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified in the relevant Pricing Supplement and no greater than the maximum nominal amount to be redeemed specified in the relevant Pricing Supplement.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option in respect of Materialised Notes, the notice to holders of such Materialised Notes shall also contain the number of the Definitive Materialised Bearer Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements.

In the case of a partial redemption of or a partial exercise of an Issuer's option in respect of Dematerialised Notes, the redemption may be effected, at the option of the Issuer, either (i) by reducing the nominal amount of all such Dematerialised Notes in a Series in proportion to the aggregate nominal amount redeemed or (ii) by redeeming in full some only of such

Dematerialised Notes and, in such latter case, the choice between those Dematerialised Notes that will be fully redeemed and those Dematerialised Notes of any Series that will not be redeemed shall be made in accordance with Article 9 of Decree no. 83-359 of 2 May 1983 and the provisions of the relevant Pricing Supplement, subject to compliance with any other applicable laws and stock exchange requirements.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and, in the case of Materialised Notes a list of any Definitive Materialised Bearer Notes drawn for redemption but not surrendered.

(d) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options**: If a Put Option is specified in the relevant Pricing Supplement the Issuer shall, at the option of the Noteholder, upon the Noteholder giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified in the relevant Pricing Supplement) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption including, where applicable, any Arrears of Interest.

To exercise such option or any other Noteholders' option that may be set out in the relevant Pricing Supplement (which must be exercised on an Option Exercise Date) the Noteholder must deposit with any Paying Agent at its specified office during usual business hours a duly completed option exercise notice (the "**Exercise Notice**") in the form obtained during usual business hours from any Paying Agent or the Registration Agent, as the case may be, within the notice period. Such notice shall, in the case of Materialised Bearer Notes, have attached to it such Note (together with all unmatured Receipts and Coupons and unexchanged Talons). In the case of Dematerialised Notes, the Noteholder shall transfer, or cause to be transferred, the Dematerialised Notes to be redeemed to the account of the Paris Paying Agent specified in the Exercise Notice. No option so exercised and, where applicable, no Note so deposited or transferred may be withdrawn without the prior consent of the Issuer.

(e) **Early Redemption:**

(i) Zero Coupon Notes:

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Nominal Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Pricing Supplement.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Nominal Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown in the relevant Pricing Supplement, shall be such rate as would produce an Amortised Nominal Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Nominal Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Amortised Nominal Amount becomes due and payable were the Relevant Date. The calculation of the Amortised Nominal Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Pricing Supplement.

(ii) Other Notes:

The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g), or upon it becoming due and payable as provided in Condition 9 shall be the Final Redemption Amount together with interest accrued to the date fixed for redemption (including, where applicable, any Arrears of Interest) unless otherwise specified in the relevant Pricing Supplement.

(f) **Redemption for Taxation Reasons:**

(i) If, by reason of any change in French law, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Conditions 8(a) and 8(b) below, the Issuer may, at its option, on any Interest Payment Date or, if so specified in the relevant Pricing Supplement, at any time, subject to having given not more than 60 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with, unless otherwise specified in the relevant Pricing Supplement, any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest) provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) If the Issuer would on the next payment of principal or interest in respect of the Notes be prevented by French law from making payment to the Noteholders or, if applicable, Couponholders of the full amounts then due and payable, notwithstanding the undertaking to pay additional amounts contained in Conditions 8(a) and 8(b) below, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 15, redeem all, but not some only, of the Notes then outstanding at their Redemption Amount together with, unless otherwise specified in the relevant Pricing Supplement, any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest) on (A) the latest practicable Interest Payment Date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes, provided that if such notice would expire after such Interest Payment Date the date for redemption pursuant to such notice of Noteholders shall be the later of (i) the latest practicable date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes and (ii) 14 days after giving notice to the Fiscal Agent as aforesaid or (B) if so specified in the relevant Pricing Supplement, at any time, provided that the due date for redemption of which notice hereunder shall be given shall be the latest practicable date at which the Issuer could make payment of the full amount payable in respect of the Notes, or, if applicable, Receipts or Coupons or, if that date is passed, as soon as practicable thereafter.

(g) **Partly Paid Notes**: Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Pricing Supplement.

(h) **Purchases**: The Issuer shall have the right at all times to purchase Notes (provided that, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(i) **Cancellation**: All Notes purchased by or on behalf of the Issuer must be cancelled, in the case of Dematerialised Notes, by transfer to an account in accordance with the rules and procedures of Euroclear France and, in the case of Materialised Bearer Notes, by surrendering the Temporary Global Certificate and the Definitive Materialised Bearer Notes in question together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in each case, if so transferred or surrendered, shall, together with all Notes redeemed by the Issuer, be

cancelled forthwith (together with, in the case of Dematerialised Notes, all rights relating to payment of interest and other amounts relating to such Dematerialised Notes and, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so cancelled or, where applicable, transferred or surrendered for cancellation may not be re-issued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

(j) **Illegality**: If, by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes, the Issuer will, subject to having given not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest).

7 Payments and Talons

(a) **Dematerialised Notes**: Payments of principal and interest (including, for the avoidance of doubt, any Arrears of Interest, where applicable) in respect of Dematerialised Notes shall (in the case of Dematerialised Notes in bearer dematerialised form or administered registered form) be made by transfer to the account denominated in the relevant currency of the relevant Account Holders for the benefit of the Noteholders and, (in the case of Dematerialised Notes in fully registered form), to an account denominated in the relevant currency with a Bank (as defined below) designated by the Noteholders. All payments validly made to such Account Holders will be an effective discharge of the Issuer in respect of such payments.

(b) **Materialised Bearer Notes**: Payments of principal and interest (including, for the avoidance of doubt, any Arrears of Interest, where applicable) in respect of Materialised Bearer Notes shall, subject as mentioned below, be made against presentation and surrender during usual business hours of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Materialised Bearer Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the Noteholder, by transfer to an account denominated in such currency with, a Bank.

"**Bank**" means a bank in the principal financial centre for such currency or, in the case of Euro, in a city in which banks have access to the TARGET System.

(c) **Payments in the United States**: Notwithstanding the foregoing, if any Materialised Bearer Notes are denominated in U.S. Dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments Subject to Fiscal Laws**: All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents**: The Fiscal Agent, the Paying Agents, the Calculation Agent, the Redenomination Agent and the Consolidation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Redenomination Agent, the Consolidation Agent and the Registration Agent act solely as agents of the Issuer and the Calculation Agent(s) act(s) as independent experts(s) and, in each case such, do not assume any obligation or relationship of agency for any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of

the Fiscal Agent, any other Paying Agent, the Redenomination Agent, the Consolidation Agent and the Registration Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) a Redenomination Agent and a Consolidation Agent where the Conditions so require, (iv) Paying Agents having specified offices in at least two major European cities (including Paris so long as the Notes are listed on Euronext Paris and/or Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and, in either case, so long as the rules of the relevant Stock Exchange so require) (v) in the case of Materialised Notes, a Paying Agent with a specified office in a European Union Member State (which may be any of the Paying Agents referred to in (iv) above) that will not be obliged to withhold or deduct tax pursuant to any Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, (vi) in the case of Dematerialised Notes, in fully registered form, a Registration Agent and (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Materialised Bearer Notes denominated in U.S. Dollars in the circumstances described in paragraph (c) above.

On a redenomination of the Notes of any Series pursuant to Condition 1(d) with a view to consolidating such Notes with one or more other Series of Notes, in accordance with Condition 14, the Issuer shall ensure that the same entity shall be appointed as both Redenomination Agent and Consolidation Agent in respect of both such Notes and such other Series of Notes to be so consolidated with such Notes.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 15.

(f) **Unmatured Coupons and Receipts and unexchanged Talons:**

(i) Unless Materialised Bearer Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Materialised Bearer Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (together, where applicable, with the amount of any Arrears of Interest corresponding to such Coupon) (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon (together, where applicable, with the amount of any Arrears of Interest corresponding to such Coupon) that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Amortised Nominal Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 10).

(ii) If Materialised Bearer Notes so provide, upon the due date for redemption of any such Materialised Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Materialised Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Materialised Bearer Note that is redeemable in instalments, all Receipts relating to such Materialised Bearer Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Materialised Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Materialised Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, (including, for the avoidance of doubt, any Arrears of Interest if applicable) shall only be payable against presentation (and surrender if appropriate) of the relevant Definitive Materialised Bearer Note. Interest accrued on a Materialised Bearer Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Materialised Bearer Notes.

(g) **Talons**: On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Materialised Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(h) **Non-Business Days**: If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "**business day**" means a day (other than a Saturday or a Sunday) (A) (i) in the case of Dematerialised Notes, on which Euroclear France is open for business or (ii) in the case of Materialised Notes, on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "**Additional Financial Centres**" in the relevant Pricing Supplement and (B) (i) (in the case of a payment in a currency other than Euro), where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) (in the case of a payment in Euro), which is a TARGET Business Day.

8 Taxation

(a) **Tax exemption for Notes issued or deemed to be issued outside France**: Interest and other revenues with respect to Notes which constitute *obligations* and which, as may be specified in the relevant Pricing Supplement, are being issued or deemed to be issued outside the Republic of France benefit from the exemption provided for in Article 131 *quater* of the French General Tax Code from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

As to the meaning of the expression "issued or deemed to be issued outside the Republic of France" see "Summary of the Programme – Taxation" above.

(b) **Additional Amounts**: If French law should require that payments of principal or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as shall result in receipt by the Noteholders or, if applicable, the Receiptholders and the Couponholders, as the case may be, of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon, as the case may be:

(i) **Other connection**: to, or to a third party on behalf of, a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) **Presentation more than 30 days after the Relevant Date in the case of Materialised Notes**: more than 30 days after the Relevant Date except to the extent that the Noteholder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day.

(iii) **Payment to individual**: where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) **Payment by another paying agent in the case of Materialised Notes**: presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another paying agent in a Member State of the EU.

As used in these Conditions, "**Relevant Date**" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due (and, for the avoidance of doubt, in the case of Arrears of Interest, references to "becomes due" shall be interpreted in accordance with the provisions of Condition 5(h)) or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or, in the case of Materialised Notes (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "**principal**" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Nominal Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "**interest**" shall be deemed to include all Interest Amounts and all other amounts (including, for the avoidance of doubt, all Arrears of Interest) payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "**principal**" and/or "**interest**" shall be deemed to include any additional amounts that may be payable under this Condition.

(c) **Tax exemption for Notes not issued or deemed to be issued outside France**: Interest and other revenues with respect to Notes which, if so specified in the relevant Pricing Supplement, are not being issued or deemed to be issued outside the Republic of France only benefit from the exemption from deduction of tax at source provided by, and subject to the provisions of, Article 125 A III of the French General Tax Code, which requires *inter alia*, certification of non-French residency.

(d) **Certification of Non-Residency in France**: Each Noteholder shall be responsible for supplying certification of non-residency (a form of which shall be available at the specified offices of any of the Paying Agents or in such other form as may be required by the French tax authorities from time to time) in accordance with the provisions of Article 125 A III of the French General Tax Code and the Issuer shall not be responsible for any deduction or withholding in respect of any payment made under any Note, Receipt or Coupon resulting from the failure of such Noteholder to submit such certification.

9 Events of Default

The Representative (as defined in Condition 11), upon request of any Noteholder, may, upon written notice to the Fiscal Agent given before all defaults shall have been cured, cause all the Notes (but not some only) held by such Noteholder to become immediately due and payable at their principal amount, together with any accrued interest thereon, as of the date on which such notice for payment is received by the Fiscal Agent without further formality, if any of the following events (each an "**Event of Default**") shall occur:

(a) **Unsubordinated Notes**: In the case of Unsubordinated Notes:

(i) the Issuer defaults in making the payment of any principal or interest (including the payment of any additional amounts in accordance with Condition 8) due in respect of the Notes or any of them and such default continues for a period of seven (7) days in the case of principal and fourteen (14) days in the case of interest; or

(ii) the Issuer fails to perform or observe any of its other obligations under these Terms and Conditions and (except where such failure is incapable of remedy when no such notice or continuation as is hereinafter mentioned will be required) such failure continues for the period of 30 days next following the service by the Representative on the Issuer of notice requiring the same to be remedied at the request of any Noteholder; or

(iii) any Relevant Indebtedness (as defined below) of the Issuer becomes due and repayable prematurely by reason of an event of default (however described) or the Issuer fails to make any payment in respect thereof on the due date for such payment as extended by any applicable grace period as originally provided or the security for any such Relevant

Indebtedness becomes enforceable unless, in each case, the Issuer is contesting in good faith in a court of competent jurisdiction that such Relevant Indebtedness is due or that such security is enforceable.

"**Relevant Indebtedness**" means Indebtedness (as defined in Condition 4) which (either alone or when aggregated with the principal amounts of any other such Indebtedness in respect of which any of the events described above have occurred) amounts to €50,000,000 in aggregate principal amount; or

(iv) the Issuer shall cease or threaten to cease to carry on the whole or the major part of its business either through the Issuer or any of its consolidated subsidiaries, or the Issuer shall cease generally to pay, or shall be unable to, or shall admit inability to, service its debt as it falls due, or shall be adjudicated or found bankrupt or insolvent; or

(v) if the Issuer applies for the appointment of a conciliator (*conciliateur*), or ceases to pay its debts generally as and when they fall due or enter into an amiable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) of the Issuer or for a transfer of the whole of its business (*cession totale de l'entreprise*), or in the absence of legal proceedings, if the Issuer makes a conveyance, assignment or other arrangement for the benefit of its creditors or enters into a composition with its creditors, or a resolution is passed for its winding-up or dissolution except in connection with a merger or other reorganisation, consolidation or amalgamation pursuant to which the surviving entity assumes all of the obligations of the Issuer with respect to the Notes.

(b) **Subordinated Notes**: In the case of Subordinated Notes and in accordance with Condition 3(b), if any judgment shall be issued for the transfer of the whole of its business (*cession totale de l'entreprise*) or the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason then the Subordinated Notes shall become immediately due and payable, in accordance with Condition 3(b), at their principal amount together with any accrued interest to the date of payment and where applicable, any Arrears of Interest, without further formality.

10 Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11 Representation of Noteholders

Except as otherwise provided by the relevant Pricing Supplement, Noteholders will, in respect of all Tranches in any Series, be grouped automatically for the defence of their common interests in a *masse* (in each case, the "**Masse**").

The Masse will be governed by the provisions of the French Code of Commerce with the exception of Articles L.228-48 and L.228-59 and by the decree no. 67-236 of 23 March 1967, with the exception of Articles 218, 222 and 224 subject to the following provisions:

(a) Legal Personality

The Masse will be a separate legal entity and will act in part through a representative (the "**Representative**") and in part through a general meeting of the Noteholders (the "**General Meeting**").

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

(b) Representative

The office of Representative may be conferred on a person of any nationality who agrees to perform such function. However, the following persons may not be chosen as Representatives:

(i) the Issuer, the members of its Board of Directors (*Conseil d'administration*), its Supervisory Board (*Conseil de surveillance*), its general managers (*directeurs généraux*),

its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(ii) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers (*directeurs généraux*), members of their Board of Directors, Executive Board (*Directoire*), or Supervisory Board (*Conseil de surveillance*), their statutory auditors, or employees as well as their ascendants, descendants and spouse; or

(iii) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The names and addresses of the initial Representative of the Masse and its alternate will be set out in the relevant Pricing Supplement. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all Tranches in such Series.

The Representative will be entitled to such remuneration in connection with its functions or duties as set out in the relevant Pricing Supplement.

In the event of death, retirement or revocation of appointment of the Representative, such Representative will be replaced by another Representative. In the event of the death, retirement or revocation of appointment of the alternate Representative, an alternate will be elected by the General Meeting.

All interested parties will at all times have the right to obtain the names and addresses of the initial Representative and the alternate Representative at the head office of the Issuer and the specified offices of any of the Paying Agents.

(c) **Powers of Representative**

The Representative shall (in the absence of any decision to the contrary of the General Meeting) have the power to take all acts of management necessary in order to defend the common interests of the Noteholders.

All legal proceedings against the Noteholders or initiated by them, must be brought by or against the Representative.

The Representative may not be involved in the management of the affairs of the Issuer.

(d) **General Meeting**

A General Meeting may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of the principal amount of the Notes outstanding, may address to the Issuer and the Representative a demand for convocation of the General Meeting. If such General Meeting has not been convened within two months after such demand, the Noteholders may commission one of their members to petition a competent court in Paris to appoint an agent (*mandataire*) who will call the General Meeting.

Notice of the date, time, place and agenda of any General Meeting will be published as provided under Condition 15.

Each Noteholder has the right to participate in a General Meeting in person or by proxy. Each Note carries the right to one vote or, in the case of Notes issued with more than one Specified Denomination, one vote in respect of each multiple of the lowest Specified Denomination comprised in the principal amount of the Specified Denomination of such Note.

(e) **Powers of the General Meetings**

The General Meeting is empowered to deliberate on the dismissal and replacement of the Representative and the alternate Representative and also may act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with respect to the Notes, including authorising the Representative to act at law as plaintiff or defendant.

The General Meeting may further deliberate on any proposal relating to the modification of the Conditions including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that the

General Meeting may not increase amounts payable by Noteholders, nor establish any unequal treatment between the Noteholders, nor decide to convert Notes into shares.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by Noteholders attending such General Meetings or represented thereat.

Decisions of General Meetings must be published in accordance with the provisions set forth in Condition 15.

(f) **Information to Noteholders**

Each noteholder or Representative thereof will have the right, during the 15-day period preceding the holding of each General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the General Meeting, all of which will be available for inspection by the relevant Noteholders at the registered office of the Issuer, at the specified offices of any of the Paying Agents during usual business hours and at any other place specified in the notice of the General Meeting.

(g) **Expenses**

The Issuer will pay all expenses relating to the operation of the Masse, including expenses relating to the calling and holding of General Meetings and, more generally, all administrative expenses resolved upon by the General Meeting, it being expressly stipulated that no expenses may be imputed against interest payable under the Notes.

(h) **Single Masse**

The holders of Notes of the same Series, and the holders of Notes of any other Series which have been assimilated with the Notes of such first mentioned Series in accordance with Condition 14, shall, for the defence of their respective common interests, be grouped in a single Masse. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all such Series.

12 Modifications

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

13 Replacement of definitive Notes, Receipts, Coupons and Talons

If, in the case of any Materialised Bearer Notes, a Definitive Materialised Bearer Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent or such other Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Definitive Materialised Bearer Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Definitive Materialised Bearer Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Materialised Bearer Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14 Further Issues and Consolidation

(a) **Further Issues**: Unless otherwise specified in the relevant Pricing Supplement, the Issuer may from time to time without the consent of the Noteholders, Receiptholders or Couponholders create and issue further notes to be assimilated (*assimilées*) and form a single series with the Notes provided such Notes and the further notes carry rights identical in all respects (or in all respects save for the principal amount thereof and the first payment of interest in the relevant Pricing Supplement) and that the terms of such further notes provide for such assimilation and references in these Conditions to "**Notes**" shall be construed accordingly.

(b) **Consolidation**: The Issuer may, with the prior approval (which shall not be unreasonably withheld) of the Redenomination and Consolidation Agent, from time to time on any Interest Payment Date occurring on or after the Redenomination Date on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 15, without the consent of the Noteholders, Receiptholders or Couponholders, consolidate the Notes of one Series with the Notes of one or more other Series issued by it, whether or not originally issued in one of the European national currencies or in Euro, provided such other Notes have been redenominated in Euro (if not originally denominated in Euro) and which otherwise have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

15 Notices

(a) Notices to the holders of Dematerialised Notes in registered form (*au nominatif*) shall be valid if either, (i) they are mailed to them at their respective addresses, in which case they will be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the mailing, or, (ii) at the option of the Issuer, they are published in a leading daily newspaper of general circulation in Europe. Provided that, so long as such Notes are listed on any stock exchange(s), notices shall be valid if published in a daily newspaper with general circulation in the city/ies where the stock exchange(s) on which such Notes is/are listed which (x) in the case of Euronext Paris, is expected to be *La Tribune* or *Les Echos* and (y) in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort*.

(b) Notices to the holders of Materialised Bearer Notes and Dematerialised Notes in bearer form shall be valid if published in a daily leading newspaper of general circulation in Europe and so long as such Notes are listed on any stock exchange, in a leading daily newspaper with general circulation in the city/ies where the stock exchange(s) on which such Notes is/are listed which (i) in the case of Euronext Paris, is expected to be *La Tribune* or *Les Echos*, and (ii) in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort*.

(c) If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Materialised Bearer Notes in accordance with this Condition.

(d) Notices required to be given to the holders of Dematerialised Notes (whether in registered or in bearer form) pursuant to these Conditions may be given by delivery of the relevant notice to Euroclear France, Euroclear, Clearstream, Luxembourg and any other clearing system through which the Notes are for the time being cleared in substitution for the mailing and publication as required by Conditions 15 (a), (b) and (c) above; except that (i) so long as such Notes are listed on any stock exchange(s) and the rules of that stock exchange so require, notices shall also be published in a daily newspaper with general circulation in the city/ies where the stock exchange(s) on which such Notes is/are listed and (ii) notices relating to the convocation and decision(s) of the General Meetings pursuant to Condition 11 shall also be published in a leading newspaper of general circulation in Europe.

16 Governing Law and Jurisdiction

(a) **Governing Law**: The Notes (and, where applicable, the Receipts, the Coupons and the Talons) are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction**: Any claim against the Issuer in connection with any Notes, Receipts, Coupons or Talons may be brought before any competent court of the jurisdiction of the Versailles Court of Appeal.

TEMPORARY GLOBAL CERTIFICATES ISSUED IN RESPECT OF MATERIALISED BEARER NOTES

Temporary Global Certificates

A Temporary Global Certificate, without interest Coupons, will initially be issued in connection with Materialised Bearer Notes. Upon the initial deposit of such Temporary Global Certificate with a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit the accounts of each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

The Common Depositary may also credit with a nominal amount of Notes the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, a nominal amount of Notes that is initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Exchange

Each Temporary Global Certificate issued in respect of Notes will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below):

(i) if the relevant Pricing Supplement indicates that such Temporary Global Certificate is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme – Selling Restrictions"), in whole, but not in part, for the Definitive Materialised Bearer Notes and

(ii) otherwise, in whole but not in part upon certification as to non-U.S. beneficial ownership (a form of which shall be available at the specified offices of any of the Paying Agents) for Definitive Materialised Bearer Notes.

Delivery of Definitive Materialised Bearer Notes

On or after its Exchange Date, the holder of a Temporary Global Certificate may surrender such Temporary Global Certificate to or to the order of the Fiscal Agent. In exchange for any Temporary Global Certificate, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Materialised Bearer Notes. In this Offering Circular, Definitive Materialised Bearer Notes means, in relation to any Temporary Global Certificate, the Definitive Materialised Bearer Notes for which such Temporary Global Certificate may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Temporary Global Certificate and a Talon). Definitive Materialised Bearer Notes will be security printed in accordance with any applicable legal and stock exchange requirements. Forms of such Definitive Bearer Materialised Notes shall be available at the specified offices of any of the Paying Agent(s).

Exchange Date

"**Exchange Date**" means, in relation to a Temporary Global Certificate, the day falling after the expiry of 40 days after its issue date, provided that, in the event any further Materialised Notes are issued prior to such day pursuant to Condition 14(a), the Exchange Date for such Temporary Global Certificate shall be postponed to the day falling after the expiry of 40 days after the issue of such further Materialised Notes.

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be used for the Issuer's general corporate purposes unless otherwise specified in the relevant Pricing Supplement.

DESCRIPTION OF RENAULT

Introduction

Renault is a *société anonyme* established under French law, governed by the French Commercial Code. Renault was formed on 16 January 1945 and will cease to exist on 31 December 2088 except in the case of early termination or renewal. It is registered with the Registry of Commerce of Nanterre under number 441.639.465 and its registered office is at 13-15 Quai Alphonse Le Gallo 92100 Boulogne-Billancourt, France.

Share Capital

Listing:	Renault's shares are listed on the Euronext Paris S.A. *Premier Marché* and are eligible for the *Service de Règlement Différé*.
Type:	shares of a single class.
Number:	284,937,118 shares, corresponding to all the shares constituting the share capital of Renault.
Par value:	3.81 euros.

Background

Société Renault Frères was formed in 1898 to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission. Based in the Paris suburb of Billancourt, the company achieved international renown through its success in motor sports, and initially specialized in the construction of passenger cars and taxis. During the First World War, it produced substantial volumes of trucks, light tanks and aircraft engines.

In 1922, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French market leader.

In January 1945, the company was nationalized and renamed "Régie Nationale des Usines Renault", and concentrated on producing the 4 CV.

Through to the mid-1980s, Renault followed a strategy of diversification in the industrial, financial and service sectors, while at the same time growing its industrial and commercial activities internationally. The Renault 5, which remains one of the Group's best-selling models ever, was launched in 1972. But in 1984, the company ran into financial difficulties. As a result, it concentrated on restructuring and refocusing on core activities, and returned to profit in 1987.

In 1990, Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their car and truck businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.

One year later, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.

From the Type A Voiturette, created by Louis Renault in 1898, to the latest arrival, Mégane II, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; Espace in 1984; Twingo in 1993; and Mégane Scenic in 1996 are just some of the models that have contributed to the company's tradition of innovation.

1999 marked the start of a new era in Renault's history with the signing of an Alliance with Nissan, on March 27 in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.

In 2000, this expansion continued, with Renault raising its stake in Dacia to 80.1% (increased to 92.7% in 2001 and to 97.93 in 2003 as further explained in chapter "Recent Developments") and acquiring a new brand – Samsung Motors in South Korea.

In 2001, Renault and Volvo joined forces to form the world's second-biggest truck manufacturer; Renault became the main shareholder in the Volvo Group, with a 20% stake.

In 2002, Renault and Nissan implemented the second stage of their Alliance, aimed at strengthening their equity ties and creating a joint strategic command structure. The plan was endorsed by an Extraordinary General Meeting of Renault Shareholders on 28 March 2002. Renault raised its stake in Nissan from 36.8%

to 44.4%. Furtherly Nissan took a 15% ownership interest in Renault through Nissan Finance Co., Ltd. To underpin the move to strengthen the Alliance, the French government reduced its holding in Renault to 25.9%.

Renault also sold its holding in Irisbus to Iveco. Irisbus will keep the right to use the Renault brand name for its vehicles until June 2005. In terms of new products, 2002 saw the launch of Mégane II (Hatch and Sport Hatch versions), Vel Satis and Espace IV.

Structure of the Renault Group with its Strategic Shareholdings

The strengthening of the Alliance between Renault and Nissan in 2002 made it necessary to reorganize Renault and create a *société par actions simplifiée* (simplified joint-stock company – s.a.s.). The new entity, Renault s.a.s., is wholly owned by Renault and encompasses its principal operating assets. Since the final agreement, signed with Volvo on 2 January 2001, the Group's activities have been divided into two main divisions:

1 Automobile Division

2 Sales Financing Division

In addition to these two divisions, Renault has two strategic shareholdings:

3 in AB Volvo

4 in Nissan

These holdings are accounted for by the equity method in the Group's financial statements.


As at 12/31/2002
RENAULT SA
44.4%
NISSAN
100%
RENAULT s.a.s
92.72%
DACIA*
20%
VOLVO
100%
RCI BANQUE**
70%
RENAULT SAMSUNG MOTORS**
Other Industrial, Commercial & Financial Companies
* – Dacia shares are intended to be transferred to Renault s.a.s
– On 23 March 2003, Renault raised its stake in Cacia to 97.93%. See "Recent Developments"
** Companies indirectly held by Renault s.a.s
Automobile Division
Sales Financing Division
Strategic shareholdings

The Renault-Nissan Alliance

On 27 March 1999 Renault and Nissan signed a partnership agreement forming a bi-national automobile group of global scale. The Renault-Nissan Alliance has annual output of close to 5 million units and offers a full range of vehicles marketed under five brands: Nissan and Infiniti under the Nissan badge and Renault, Dacia and Samsung within the Renault Group. The Alliance's commercial and industrial presence extends to most of the world's markets, with strong positions in Japan, Western Europe and the US.

The aim of the Alliance is to boost the performance of Renault and Nissan, based on clear principles and a unique approach.

The Alliance's three basic principles

1 Share resources to realize economies of scale;

2 Leverage the complementary strengths in products, markets and know-how to improve efficiency;

3 Preserve the separate brand identities to maintain strong brand image and appeal to the broadest customer base.

The second phase started in 2002, ahead of schedule

The second stage of the Renault-Nissan Alliance, designed to enhance the two companies' performance, commenced in 2002. This phase aims to create a community of interests between Renault and Nissan,

underpinned by stronger equity ties. It involves establishing a common management team for the bi-national group, develop strategy, and plan for the long term. This development of the Alliance was approved by the Renault Extraordinary General Meeting of 28 March 2002.

Nissan's direct interest in Renault's results forms a genuine community of interests

On 1 March 2002 Renault increased its equity stake in Nissan from 36.8% to 44.4% by exercising the warrants it had held since 1999.

Nissan took a stake in Renault's capital, giving it a direct interest in its partner's results, as was already the case for Renault in Nissan. Nissan Finance Co., Ltd., a wholly-owned Nissan subsidiary, acquired 15% of Renault's capital through two reserved capital increases, on 29 March and 28 May 2002. However, under the French stock market regulations, Nissan Finance Co., Ltd. cannot exercise the voting rights attached to these shares. To lend weight to the Alliance, the French government reduced its stake in Renault to 25.9%.

In addition, each company reinforced its presence on the other's Board of Directors. The number of Renault directors on the Nissan Board was increased to four out of nine. An additional Nissan director was appointed to the Renault Board of Directors, giving Nissan two out of a total of 17 seats.

The Alliance Structure

The second facet of the new agreement called for a strategic management company. Renault-Nissan b.v. was therefore set up, incorporated under Dutch law and equally owned by Renault and Nissan Motor Co., Ltd.

The Alliance Board of Renault-Nissan b.v. (the "**Alliance Board**") replaces the Global Alliance Committee (GAC), the decision-making body set up in 1999, but it has a broader role and enhanced powers. The first meeting of the Alliance Board was held on 29 May 2002. The new body is committed to furthering the partners' profitable growth strategy.

The Alliance Structure

At 31 December 2002


44.4%
15%
NISSAN
50%
50%
Strategic management
RENAULT-NISSAN PURCHASING ORGANIZATION*
RENAULT-NISSAN INFORMATION SERVICES

** At December 31st 2002, the shares of RNPO were held directly and equally by Renault s.a.s. and Nissan. These shares will be transferred to Renault-Nissan b.v. during the first half of 2003*

The Alliance Board

The Alliance Board is composed of eight members: Renault's Chairman and CEO, who presides, the President and CEO of Nissan Motor Co., Ltd., who acts as Vice President, three members appointed by Renault's Board of Directors, acting on a recommendation from its Chairman and CEO, and three members designated by the Board of Directors of Nissan Motor Co., Ltd. In the event of a tied vote, the President has the casting vote.

Outlook

At this point in time, Renault is expecting a slight downturn in 2003 in the automobile market in Europe and a light upturn in the main countries in which the Group operates outside Europe. On the basis of this assumption, Renault is targeting higher revenues in 2003 than in 2002 and an operating margin of around 4% of revenues. However, given the uncertain economic environment, a sharper decline in the automobile market cannot be ruled out. Renault considers that it has key strengths to cope with the situation: in particular, after the introduction of the Mégane II Hatch at the end of 2002, Renault will benefit in 2003 from the ongoing renewal of the Mégane family with the launch of four new models including Scénic II in the summer. The impact of these new models will be significant as of the second half of the year. Further, the Group will pursue its cost-reduction efforts and continue to act responsively.

Share price

Renault is listed on the *Premier Marché* of Euronext Paris. The shares qualified for the *Service de Règlement Différé* (SRD) on 17 November 1994 when the company was partially privatized. The share price for the privatization issue was FRF165 (€25.15). The Euroclear clearing code of the shares is 13 190.

Renault was added to the CAC 40 index on 9 February 1995.

The share is also a component of the SBF 120 and SBF 250 indexes as well as the Euronext 100 and Euronext 150 indexes.

Two subsidiaries are publicly traded:

Renault Argentina, listed in Buenos Aires, is 61.1%-owned by Cofal, 19.1%-owned by Renault Holding and 0.2%-owned by Renault S.A. as of 31 December 2002;

as of 31 December 2002, Renault owned 92.72% of Dacia, which was listed in Bucharest as of 31 December 2002 (see chapter RECENT DEVELOPMENTS)

Ownership structure

Ownership of shares and voting rights, 2000-2002

	31/12/2002			31/12/2001			31/12/2000		
	Number of shares	Holding (%)	Voting rights (%)	Number of shares	Holding (%)	Voting rights (%)	Number of shares	Holding (%)	Voting rights (%)
French State	73,829,004	25.91	31.83	106,037,141	43.78	45.39	106,037,141	44.22	45.51
Nissan Finance Co., Ltd.	42,740,568	15.00	—	—	—	—	—	—	—
Associated Shareholders' Group	—	—	—	7,758,367	3.21	3.32	7,758,367	3.24	3.33
Lagardère Groupe	—	—	—	*3,588,849*	*1.48*	*1.54*	*3,588,849*	*1.50*	*1.54*
Caisse des Dépôts et Consignations	—	—	—	*2,489,518*	*1.03*	*1.07*	*2,489,518*	*1.04*	*1.07*
Banque Cantonale Vaudoise	—	—	—	*1,200,000*	*0.50*	*0.51*	*1,200,000*	*0.50*	*0.51*
Natexis Banques Populaires	—	—	—	*480,000*	*0.20*	*0.20*	*480,000*	*0.20*	*0.21*
Employees	9,424,946	3.31	4.06	7,562,492	3.12	3.24	5,299,548	2.21	2.27
Treasury stock	10,278,482	3.61	—	8,578,387	3.54	—	6,791,455	2.83	—
Public	148,664,118	52.17	64.11	112,260,163	46.35	48.05	113,912,056	47.50	48.89
	284,937,118	100.00	100.00	242,196,550	100.00	100.00	239,798,567	100.00	100.00

Senior management and corporate governance

Board of Directors at 29 April 2003

Director	Number of shares	Age	First appointed	Term of office expires (Shareholders Meeting)
Chairman and CEO **Louis Schweitzer**[1]	39,545 and 3,982 ESOP* units	60	May 1992	2005
Director: – BNP Paribas – Compagnie Financière Renault – Electricité de France – AB Volvo – RCI Banque				

Director	Number of shares	Age	First appointed	Term of office expires (Shareholders Meeting)
President and Chairman of the Management Board: – Renault-Nissan b.v. .... *Member of the Supervisory Board[15]:* – Philips .... *Member of the Consultative Committee:* – Banque de France .... – Allianz .... *Member of the Board of public-interest institutions or associations:* – Fondation Nationale des Sciences Politiques.. – Institut Français des Relations Internationales .... – Musée du Louvre..				
Pierre Alanche[4][6] Engineer in charge of overseeing development of Renault's production information systems .... *Employee-Board member*	928 ESOP* units	60	June 1997	2009
Yves Audvard[3] Renault process designer .... *Employee-Board member*	6	49	November 2002	2008
Michel Barbier[3] Renault Technician .... *Employee-Board member*	105	47	November 2002	2008
Bruno Bézard[4][10] .... Head of Shareholdings Department, Treasury Division, Ministry of the Economy, Finance and Industry *Director:* – Areva – EDF – France Télévision – SNCF – SOGEADE – SOGEPA	0[13]	39	July 2002	2007
Alain Champigneux[3] .... Renault CAE Project Manager *Employee-Board member*	486 ESOP units	48	November 2002	2008
François de Combret[7] .... *Associate Director:* – Lazard Frères – Maison Lazard *Director:* – Bouygues Telecom – Bouygues Decaux Telecom – Fonds Partenaires Gestion – Institut Pasteur – SAGEM	5,000	61	July 1996	2004

*ESOP: Employee Share Ownership Plan

Director	Number of shares	Age	First appointed	Term of office expires (Shareholders Meeting)
Carlos Ghosn[14] President and Chief Executive Officer, Nissan Motor Co., Ltd. *Director:* – Nissan Motor Co., Ltd. – Alcoa *Vice President of the Board:* – Renault-Nissan b.v.	1,700	48	April 2002	2006
Yoshikazu Hanawa[9] .... Chairman, Nissan Motor Co., Ltd.	500	68	June 1999	2005
Marc Ladreit de Lacharrière[2][4] .... *Honorary President:* – Comité National des Conseillers du Commerce Extérieur de la France *Chairman and CEO:* – Fimalac S.A. – Fimalac INC – Fitch Ratings *Director:* – Canal Plus – Cassina – Etablissement Public du Musée du Louvre – Fimalac Investissements S.A. – Fondation Bettencourt Schueller – L'Oréal – Société des Amis du Musée du Quai Branly *General Partner:* – Groupe Marc de Lacharrière *Manager:* – Fimalac Participations – SCI Onzains-Ars – Sibmar *Member of the Consultative Committee:* Banque de France *Member of the Supervisory Board:* – Casino Guichard Perrachon *Member:* – Conseil Artistique des Musées Nationaux *Board Member:* Fondation Nationale des Sciences Politiques *Independent Adviser:* – Euris *Chairman:* – Institut d'Etudes et de Recherches pour la Sécurité des Entreprises	10	63	October 2002	2006
Dominique de la Garanderie[4] .... *Avocat* Partner, Veil Jourde, de la Garanderie	150	59	April 2003	2005

Director	Number of shares	Age	First appointed	Term of office expires (Shareholders Meeting)
Bernard Larrouturou[11] .... Chairman and CEO, INRIA *Director:* – INRIA Transfert	1[13]	44	February 2000	2004
Henri Martre[4][6][10] .... Honorary Chairman, Aérospatiale *Chairman:* – AFNOR *Chairman of the Supervisory Board:* – ESL and Network Holding *Director:* – On – X – Sogepa *Member of the Consultative Committee:* – Banque de France – Andersen and Carlyle	150	74	July 1996	2007
Jean-Claude Paye[14] .... Attorney	20	68	July 1996	2006
Franck Riboud[12] .... Chairman and CEO, Danone Group *Chairman of the Board:* – Compagnie Gervais Danone – Générale Biscuit *Chairman and Director:* – Danone Asia Pte. Ltd. *Vice Chairman and Director:* – Danone S.A. *Director:* – Danone Finance – Association Nationale des Industries Agroalimentaires – ANSA – EURAZEO – Abi Holdings Limited (ABIH) – Associated Biscuits International Ltd. (ABIL) – Danone S.A. – Wadia BSN India Limited – Ona – L'Oréal S.A. – Sofina – Quicksilver *Member of the Supervisory Board:* – Accor *Permanent representative, Danone Group:* – LU France	231	47	December 2000	2006
Jeanne Seyvet[8][10] .... Director General, Industry, Information Technologies and Post	[13]	48	December 1998	2007

Director	Number of shares	Age	First appointed	Term of office expires (Shareholders Meeting)
Ministry of the Economy, Finance and Industry *Director:* – Bull – Ecole Normale Supérieure – Ecole Polytechnique *Member of the Supervisory Board:* – Areva *Government Commissioner:* – France Télécom – La Poste – Erap – FTICI				
Robert Studer(5) .... Former Chairman: Union de Banques Suisses *Director:* – European Advisory Committee to the New York Stock Exchange, New York – Espirito Santo Financial Group S.A., Luxembourg – Schindler Holding S.A. – TotalFinaElf *Member of the Supervisory Board:* – BASF S.A.	3,000	64	July 1996	2007

(1) Appointment renewed by the AGM on 10 June 1999, appointment renewed as Chairman and CEO by the Board of Directors on 10 June 1999. Confirmed by Board on 26 April 2002, which opted for concentration of powers.
(2) Co-opted by the Board of Directors on 22 October 2002.
(3) Elected by employees on 8 October 2002.
(4) Appointed / Reappointed by the Joint General Meeting of 29 April 2003.
(5) Renewed by the Joint General Meeting of 10 May 2001.
(6) Appointed/reappointed by the Joint General Meeting of 10 June 1997.
(7) Appointed/reappointed by the Joint General Meeting of 11 June 1998.
(8) Appointed by ministerial order of 11 December 1998, ratified by the Joint General Meeting of 10 June 1999, reappointed by the Joint General Meeting of 10 May 2001.
(9) Appointed by the Joint General Meeting of 10 June 1999.
(10) Named by the French State prior to appointment by the Annual General Meeting.
(11) Appointed by ministerial order of 15 February 2000, ratified by the Annual General Meeting of 8 June 2000.
(12) Co-opted by the Board of Directors on 19 December 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of 10 May 2001.
(13) The administrative regulation does not require these directors to own shares as representatives of the French State.
(14) Appointed/reappointed by the Joint General Meeting of 26 April 2002.
(15) Mr. Schweitzer became a member of the Supervisory Board of Vivendi Environnement on 6 February 2003.

Expiry of terms of office of Board members for each Board member

Expiration year	Term of office expires
2004	Mr. de Combret Mr. Larrouturou
2005	Mr. Hanawa Ms. de la Garanderie(2) Mr. Schweitzer
2006	Mr. Ladreit de Lacharrière Mr. Ghosn Mr. Paye Mr. Riboud
2007	Mr. Bézard Mr. Martre Ms. Seyvet Mr. Studer
2008	Mr. Audvard(1) Mr. Barbier(1) Mr. Champigneux(1)
2009	Mr. Alanche

(1) Directors elected by employees and the director elected by employee shareholders are appointed following election by the relevant college.

(2) Ms. de la Garanderie was coopted by the Board of Directors on 25 February 2003, replacing Mr. Lagardère (ratified by the Joint General Meeting of 29 April 2003).

The Board of Directors appoints one of its members as Chairman, who must be a natural person. Following the Annual General Meeting of 26 April 2002, the Board of Directors opted to combine the functions of Chairman of the Board of Directors and Chief Executive Officer (CEO). The Board does however intend to split these two functions in 2005, when a motion will be made to appoint Carlos Ghosn as CEO. The Chairman may stand for re-election when his term of office expires.

Every director must hold at least one registered share.

The Board of Directors met 12 times in 2002.

Composition and Operating Procedures of Management Bodies

Two Committees form Renault's main management bodies:

1 The Group Executive Committee;

2 The Renault Management Committee.

Group Executive Committee

The Group Executive Committee comprises six members plus the Chairman:

1 Executive Vice President, Industry and Technology;

2 Executive Vice President, Product & Strategic Planning and International Operations;

3 Executive Vice President, Corporate Communications, Chairman and CEO of Renault F1 Team;

4 Executive Vice President, Sales and Marketing;

5 Executive Vice President, Chief Financial Officer.

6 Corporate Secretary General, Executive Vice President, Group Human Resources.

The Group Executive Committee meets once a week and at monthly seminars.

Renault Management Committee

The Renault Management Committee comprises 26 members, and includes the members of the Group Executive Committee. Those members of the Renault Management Committee who do not sit on the Group Executive Committee have a superior who is on the Group Executive Committee. The Senior Vice President, Quality and the Senior Vice President, Corporate Design report directly to the Chairman.

The Renault Management Committee meets once a month and in seminars held three times a year.

Group Executive Committee and Management Committee at 31 December 2002

*Louis Schweitzer	Chairman and Chief Executive Officer
Patrick Bessy	Senior Vice President, Corporate Communications
Patrick Blain	Senior Vice President, Market Area Europe
Marie-Christine Caubet	Senior Vice President, Market Area France
Jean-Pierre Corniou	Senior Vice President, Chief Information Officer
*Pierre-Alain De Smedt	Executive Vice President, Industry and Technology
Rémi Deconinck	Senior Vice President, Product Planning
*Georges Douin	Executive Vice President, Product & Strategic Planning and International Operations
Jean-Baptiste Duzan	Senior Vice President, Supplier Relations – Chairman and CEO, Renault Nissan Purchasing Organization (RNPO)
Michel Faivre Duboz	Senior Vice President,Vehicle Engineering Development
*Patrick Faure	Executive Vice President, Corporate Communications Chairman and CEO, Renault F1 Team
Philippe Gamba	Chairman and CEO, RCI Banque
Manuel Gomez	Senior Vice President, Northern Latin America
Michel Gornet	Senior Vice President, Manufacturing
*François Hinfray	Executive Vice President, Sales and Marketing
Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
Patrick Le Quément	Senior Vice President, Corporate Design
*Shemaya Lévy	Executive Vice President, Chief Financial Officer
Benoît Marzloff	Senior Vice President, Strategy and Marketing
Luc-Alexandre Ménard	Senior Vice President, International Operations
Bruno Morange	Senior Vice President, Light Commercial Vehicles
Pierre Poupel	Senior Vice President, Mercosur
Alain-Pierre Raynaud	Senior Vice President, Corporate Controller
Jean-Louis Ricaud	Senior Vice President, Quality
Tsutomu Sawada	Senior Vice President, Adviser to the Chairman
*Michel de Virville	Corporate Secretary General, Executive Vice President, Group Human Resources

*Members of the Group Executive Committee.

On 1 January 2003, two new appointments were made to the Renault Management Committee, bringing the total number of members to 28:

Alain Dassas	Senior Vice President, Finance
Kazumasa Katoh	Senior Vice President, Powertrain Engineering

Remuneration of senior executives

Procedure for determining remuneration

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance in the previous year. Economic performance is assessed by three criteria: the difference between budgeted and actual operating margin; return on equity; and progress made towards reducing warranty costs.

Remuneration in 2002

In 2002, the total consideration paid to Renault Management Committee members amounted to €10,458,352, of which €8,187,438 for the fixed portion (compared with €9,763,540 and €7,430,330 respectively in 2001). Note that the number of committee members went from 25 in 2001 to 26 in 2002. Renault Management Committee members do not receive directors' fees from group companies in which they hold senior office.

Remuneration of corporate officers

In 2002, the Chairman and CEO received total consideration of €1,647,915, of which €747,000 for the fixed portion (compared with €1,090,729 and €747,000 respectively in 2001).

Auditors

Statutory auditors

Deloitte Touche Tohmatsu, represented by Olivier Azières
185 Avenue Charles de Gaulle
92200 Neuilly sur Seine

Ernst & Young Audit, represented par Dominique Thouvenin
4 Rue Auber
75009 Paris

Deloitte Touche Tohmatsu was appointed by the Joint General Meeting of 7 June 1996 for a six-year term.

It was reappointed by the Joint General Meeting of 26 April 2002 for another six-year term, which will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Ernst & Young Audit was appointed by the French Finance Ministry on 27 March 1979. It was reappointed by the Joint General Meeting of 7 June 1996, and then by the Joint General Meeting of 26 April 2002 for a six-year term. This term will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Alternate auditors

BEAS

alternate for Deloitte Touche Tohmatsu
7-9 Villa Houssay
92200 Neuilly sur Seine

Gabriel Galet

alternate for Ernst & Young Audit
11 Allée de l'Arche
92037 Paris La Défense

The alternate auditors were appointed by the Joint General Meeting of 7 June 1996 for a six-year term. They were reappointed by the Joint General Meeting of 26 April 2002 for another six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

CAPITALISATION OF RENAULT

	As at 31 December 2002(a)[1]	As at 31 December 2002(b)	As at 31 December 2001	As at 31 December 2000
	In millions of euros			
Originally short-term financial debt	10,623	10,623	12,632	13,627
Long-term financial debt	13,862	13,862	10,859	9,670
Short-term portion of long-term financial debt	2,305	2,305	2,238	1,015
Long-term financial debt, due after one year:	11,557	11,557	8,621	8,655
Redeemable shares	*339*	*339*	*341*	*336*
Bonds	*6,363*	*6,363*	*5,502*	*5,441*
Other debts represented by a certificate	*2,331*	*2,331*	*723*	*1,028*
Borrowings from credit institutions	*1,964*	*1,964*	*1,832*	*1,661*
Other financial debt	*560*	*560*	*223*	*189*
Total bond debt and other borrowings	**24,485**	**24,485**	**23,491**	**23,297**
Including net financial indebtedness – industrial and commercial activities	*2,495*	*2,495*	*3,927*	*4,793*
Share capital	1,086	1,086	923	914
Share premium	3,453	3,453	2,420	2,367
Retained earnings	6,026	6,026	5,607	4,740
Translation adjustments	(693)	(693)	50	551
Net income	1,956	1,359	1,051	1,080
Shareholders' equity	11,828	11,231	10,051	9,652
Minority interests	377	377	385	639
Other liabilities	16,538	16,296	16,202	18,387
Total	**53,228**	**52,389**	**50,129**	**51,975**

(a) As of 1 January 2002, Renault capitalizes development expenses (notes 1-B and 2-A of CONSOLIDATED FINANCIAL STATEMENTS), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

1 There has been no significant net change in the capitalisation since 31 December 2002.

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

CONSOLIDATED INCOME STATEMENTS

	2002(a)	2002 Pro-forma(b)	2001(c)	2000
		EUR million		
Sales of goods and services	34,586	34,586	34,617	38,583
Sales financing revenues	1,750	1,750	1,734	1,592
Revenues	**36,336**	**36,336**	**36,351**	**40,175**
Cost of goods and services sold	(28,178)	(28,143)	(28,240)	(30,214)
Cost of sales financing	(1,169)	(1,169)	(1,165)	(1,053)
Research and development expenses	(1,143)	(1,765)	(1,935)	(2,048)
Selling, general and administrative expenses	(4,363)	(4,363)	(4,538)	(4,838)
Operating margin	**1,483**	**896**	**473**	**2,022**
Other operating income and expenses (note 5)	(266)	(266)	231	(319)
Operating income	**1,217**	**630**	**704**	**1,703**
Net interest income (expense)	(179)	(179)	(109)	(45)
Other financial income and expenses, net	88	88	45	(24)
Financial expense	**(91)**	**(91)**	**(64)**	**(69)**
Share in net income (loss) of Nissan Motor (note 7)	1,335	1,145	497	56
Share in net income (loss) of AB Volvo (note 8)	71	43	(26)	
Share in net income (loss) of other companies accounted for by the equity method	(75)	(75)	(91)	33
Group pre-tax income	**2,457**	**1,652**	**1,020**	**1,723**
Current and deferred taxes (note 6)	(447)	(239)	(67)	(649)
Group net income	**2,010**	**1,413**	**953**	**1,074**
Minority interests	(54)	(54)	98	6
Renault net income	**1,956**	**1,359**	**1,051**	**1,080**
Earnings per share in Euros	7,53	5,24	4,38	4,50
Number of shares outstanding (in thousands)	259,560	259,560	239,998	239,798

(a) As of 1 January 2002, Renault capitalizes development expenses (notes 1-B and 2-A), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

(c) Upon the finalization on 2 January 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault VI to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault SA. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions led to deconsolidation of the Renault VI Group, while the interest in the AB Volvo Group, which includes the RVI Group, was recognized under the equity method.

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER

	2002(a)	2002 Pro-forma(b)	2001(c)	2000
	EUR million			
ASSETS				
Intangible assets (note 2-A)	905	284	303	325
Property, plant and equipment	10,262	10,262	10,222	11,001
Investments in companies accounted for by the equity method	7,966	7,748	6,985	5,540
– Nissan Motor (note 7)	6,348	6,158	5,287	5,156
– Volvo (note 8)	1,442	1,414	1,469	
– Other companies	176	176	229	384
Other investments and financial assets	418	418	607	1,110
Deferred tax assets (note 6)	1,378	1,378	1,668	1,669
Inventories	4,780	4,780	4,832	5,996
Sales financing receivables	17,872	17,872	16,845	15,513
Automobile receivables	2,067	2,067	2,465	3,799
Other receivables and prepaid expenses	2,043	2,043	1,985	2,725
Loans and marketable securities	2,183	2,183	2,082	2,485
Cash and cash equivalents	3,354	3,354	2,135	1,812
Total assets	**53,228**	**52,389**	**50,129**	**51,975**
SHAREHOLDERS' EQUITY AND LIABILITIES				
Share capital	1,086	1,086	923	914
Share premium	3,453	3,453	2,420	2,367
Retained earnings	6,026	6,026	5,607	4,740
Translation adjustments	(693)	(693)	50	551
Net income	1,956	1,359	1,051	1,080
Shareholders' equity (note 9)	11,828	11,231	10,051	9,652
Minority interests	377	377	385	639
Deferred tax liabilities (note 6)	730	522	695	544
Pensions and other post-retirement benefit obligations	772	772	731	1,328
Other provisions for risks and liabilities	2,317	2,317	2,024	2,502
Interest-bearing borrowings (note 10)	24,485	24,485	23,491	23,297
– automobile division	6,749	6,749	7,451	7,785
– sales financing division	17,736	17,736	16,040	15,512
Trade and other payables	6,933	6,933	7,246	7,853
Other liabilities and deferred income	5,786	5,752	5,506	6,160
Total shareholders' equity and liabilities	**53,228**	**52,389**	**50,129**	**51,975**

(a) As of 1 January 2002, Renault capitalizes development expenses (notes 1-B and 2-A), with no retroactive effect to 2001.

(b) Without capitalization of development expenses, for comparison purposes.

(c) Upon the finalization on 2 January 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault VI to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault SA. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions led to deconsolidation of the Renault VI Group, while the interest in the AB Volvo Group, which includes the RVI Group, was recognized under the equity method.

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

	Number of shares (in thousands)	Share capital	Share premium account	Translation adjustment	Retained earnings	Total
			EUR million			
Balance at 31 December 1999 before allocation	239,798	914	2,367	(15)	4,919	8,185
Dividends					(179)	(179)
Change in translation adjustment				566		566
2000 net income					1,080	1,080
Balance at 31 December 2000 before allocation	**239,798**	**914**	**2,367**	**551**	**5,820**	**9,652**
Capital increase	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment				(501)		(501)
2001 net income					1,051	1,051
Balance at 31 December 2001 before allocation	**242,196**	**923**	**2,420**	**50**	**6,658**	**10,051**
Capital increase (a)	42,741	163	1,033			1,196
Dividends					(234)	(234)
Change in translation adjustment				(693)		(693)
2002 net income (b)					1,956	1,956
Other changes (c)					(448)	(448)
Balance at 31 December 2002 before allocation	**284,937**	**1,086**	**3,453**	**(643)**	**7,932**	**11,828**

(a) After neutralization related to Renault's 44.4% investment in Nissan (notes 3-A and 7).

(b) Including the impact, net of taxes, of the capitalization of development expenses incurred from 1 January 2002 (Euro 597 million) (notes 1-B and 2-A).

(c) Impact related to Renault's increased investment in Nissan following the Nissan capital increase reserved for Renault (notes 3-A and 7).

STATEMENTS OF CASH FLOWS

	2002(a)	2002 Pro-forma(b)	2001(c)	2000
		EUR million		
RENAULT OPERATING ACTIVITIES				
Net income	1,956	1,359	1,051	1,080
Depreciation and amortization	2,049	2,034	1,777	1,899
Net effects of sales financing credit losses	213	213	158	158
(Gains)/losses on asset disposals	(190)	(190)	(777)	(73)
Appropriation of long-term net valuation provisions	409	409	138	73
Share in net income of companies accounted for by the equity method (net of dividends received)	(1,072)	(854)	(275)	(82)
Deferred taxes	159	(49)	(286)	363
Minority interests	54	54	(98)	(6)
Cash flow (A)	3,578	2,976	1,688	3,412
Financing for final customers	(11,208)	(11,208)	(10,175)	(8,172)
Customer repayments	10,114	10,114	8,744	7,775
Net change in renewable dealer financing	(282)	(282)	(796)	(86)
Increase in receivables from sales financing (B)	(1,376)	(1,376)	(2,227)	(483)
Bond issuance	1,266	1,266	1,266	966
Bond redemption	(1,095)	(1,095)	0	(813)
Net change in other interest-bearing borrowings	1,592	1,592	434	457
Net (increase) decrease in loans and marketable securities	(61)	(61)	(15)	3
Net change in interest-bearing borrowings for the sales financing activity (C)	1,702	1,702	1,685	613
Decrease (increase) in inventories	(300)	(300)	25	(984)
Decrease (increase) in trade receivables	263	263	328	(220)
Decrease (increase) in other receivables and prepaid expenses	(290)	(290)	440	(643)
Increase in trade and other payables	(71)	(71)	379	410
Increase (decrease) in other liabilities and deferred income	565	530	779	(332)
Decrease (increase) in working capital (D)	167	132	1,951	(1,769)
CASH FLOWS FROM OPERATING ACTIVITIES (A+B+C+D)	**4,071**	**3,434**	**3,097**	**1,773**

(a) As of 1 January 2002, Renault capitalizes development expenses (notes 1-B and 2-A), with no retroactive effect to 2001.
(b) Without capitalization of development expenses, for comparison purposes.

	2002(a)	2002 Pro-forma(b)	2001(c)	2000
		EUR million		
INVESTING ACTIVITIES				
Acquisition of Nissan shares	(1,875)	(1,875)	0	0
Other acquisitions, net of cash acquired	(98)	(98)	(109)	(811)
Purchase of property, plant and equipment and intangibles	(3,633)	(2,996)	(3,205)	(2,846)
Disposal of investments, net of cash transferred	209	209	711	29
Proceeds from disposal of property, plant and equipment and intangibles	519	519	564	465
Net (increase) decrease in other financial assets	154	154	(51)	2
CASH FLOWS FROM INVESTING ACTIVITIES	**(4,724)**	**(4,087)**	**(2,090)**	**(3,161)**
FINANCING ACTIVITIES				
Bond issuance	1,008	1,008	462	500
Bond redemption	(228)	(228)	(316)	0
Net increase (decrease) in interest-bearing borrowings for the industrial and commercial activities	(764)	(764)	(900)	1,627
Net (increase) decrease in loans and marketable securities	41	41	599	221
Proceeds from shareholders	2,219	2,219	0	0
Proceeds from minority interests	0	0	0	50
Dividends paid to parent company shareholders	(250)	(250)	(213)	(179)
Dividends paid to minority interests	(35)	(35)	(47)	(45)
CASH FLOWS FROM FINANCING ACTIVITIES	**1,991**	**1,991**	**(415)**	**2,174**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,338**	**1,338**	**592**	**786**
Opening balance	**2,135**	**2,135**	**1,812**	**1,046**
Increase (decrease)	1,338	1,338	592	786
Effect of exchange rate changes	(119)	(119)	(270)	(20)
Closing balance	**3,354**	**3,354**	**2,135**	**1,812**

INFORMATION BY DIVISION

	Automobile	Sales Financing	Interdivision transactions and other (a)	Consolidated total
			EUR million	
2002				
Income statement items by division				
External sales	34,456	1,880	0	36,336
Interdivision sales (a)	344	200	(544)	0
Revenues	34,800	2,080	(544)	36,336
Operating margin	1,187	293	3	1,483
Operating income	928	286	3	1,217
Share in net income of companies accounted for by the equity method	1,331	0	0	1,331
Financial expenses	26	4	(121)	(91)
Current and deferred taxes	(343)	(104)		(447)
Group net income	**1,942**	**186**	**(118)**	**2,010**
Balance sheet items by division				
Property, plant and equipment and intangibles	10,795	372	0	11,167
Investments accounted for by the equity method	7,966	0		7,966
Other investments and financial assets	1,819	9	(1,410)	418
Deferred tax assets	1,179	199		1,378
Inventories	4,777	3		4,780
Customer receivables	2,214	18,270	(545)	19,939
Other receivables and prepaid expenses	1,457	554	32	2,043
Loans and marketable securities	2,291	815	(923)	2,183
Cash and cash equivalents	2,463	1,072	(181)	3,354
Total assets	**34,961**	**21,294**	**(3,027)**	**53,228**
Shareholders' equity	11,828	1,410	(1,410)	11,828
Minority interests	374	3		377
Deferred tax liabilities	515	215		730
Provisions for risks and liabilities	2,958	131		3,089
Interest-bearing borrowings	7,248	18,776	(1,539)	24,485
Trade and other payables	6,933			6,933
Other liabilities and deferred income	5,105	759	(78)	5,786
Total shareholders' equity and liabilities	**34,961**	**21,294**	**(3,027)**	**53,228**

(a) Interdivision transactions are carried out under near-market conditions.

	Automobile	Sales Financing	Interdivision transactions and other (a)	Consolidated total
		EUR million		
Cash flow statement items by division				
Cash flow	3,179	520	(121)	3,578
Increase in sales financing receivables	0	(1,404)	28	(1,376)
Net change in interest-bearing borrowings for sales financing	0	1,702		1,702
Change in working capital	322	(155)		167
Cash flows from operating activities	**3,501**	**663**	**(93)**	**4,071**
Purchase of property, plant and equipment, net of disposals	(2,284)	(147)		(2,431)
Purchase of intangibles, net of disposals	(684)			(684)
Equity investments, net of disposals	(1,763)	0		(1,763)
Net change in other financial assets	144	135	(125)	154
Cash flows from investing activities	**(4,587)**	**(12)**	**(125)**	**(4,724)**
Shareholder financing	1,932	179	(46)	2,065
Other financing		(74)		(74)
Cash flows from financing activities	**1,932**	**105**	**(46)**	**1,991**
Increase (decrease) in cash and cash equivalents	**846**	**756**	**(264)**	**1,338**
Impact of changes in translation adjustment and scope of consolidation	**586**	—	—	—
Change in net financial indebtedness	**1,432**	—	—	—
Other information by division				
Capital expenditure	3,265	368		3,633
Depreciation and amortization	1,938	111		2,049
Non cash expenses other than depreciation	399	216		615
Research and development expenses	1,143			1,143
Personnel expenses	4,761	204		4,965
Workforce at 31 December	128,934	3,417		132,351

	Automobile	Sales Financing	Interdivision transactions and other (b)	Consolidated total
		EUR million		
2002 pro-forma (a)				
Income statement items by division				
Operating margin	600	293	3	896
Operating income	341	286	3	630
Share in net income of companies accounted for by the equity method	1,113			1,113
Current and deferred taxes	(135)	(104)		(239)
Group net income	1,345	186	(118)	1,413
Balance sheet items by division				
Property, plant and equipment and intangibles	10,173	372		10,545
Investments accounted for by the equity method	7,748			7,748
Deferred tax assets	1,179	199		1,378
Total assets	**34,121**	**21,294**	**(3,027)**	**52,388**
Shareholders' equity	11,231	1,410	(1,410)	11,231
Deferred tax liabilities	307	215		522
Other liabilities and deferred income	5,070	759	(78)	5,751
Total shareholders' equity and liabilities	**34,121**	**21,294**	**(3,027)**	**52,388**
Cash flow statement items by division				
Cash flow	2,577	520	(121)	2,976
Change in working capital	287	(155)		132
Change in net receivables	0	326		326
Cash flows from operating activities	2,864	691	(121)	3,434
Purchase of property, plant and equipment and intangibles, net of disposals	(2,331)	(21)	(125)	(2,477)
Impact on cash and cash equivalents	**533**	**670**	**(246)**	**957**
Other information by division				
Capital expenditure	2,628	368		2,996
Depreciation and amortization	1,923	111		2,034
Research and development expenses	1,765			1,765

(a) Without capitalization of development expenses, for comparison purposes.
(b) Interdivision transactions are carried out under near market conditions.

	Automobile and Commrcial Vehicles	Sales Financing	Interdivision transactions and other (a)	Consolidated total
		EUR million		
2001				
Income statement items by division				
External sales	34,525	1,826		36,351
Interdivision transactions (a)	355	193	(548)	0
Revenues	34,880	2,019	(548)	36,351
Operating margin	199	273	1	473
Operating income	458	245	1	704
Share in net income of companies accounted for by the equity method	380			380
Financial expenses	47	6	(117)	(64)
Current and deferred taxes	35	(102)		(67)
Group net income	920	149	(116)	953
Balance sheet items by division				
Property, plant and equipment and intangibles	10,225	300		10,525
Investments accounted for by the equity method	6,985			6,985
Other investments and financial assets	1,938	24	(1,355)	607
Deferred tax assets	1,488	180		1,668
Inventories	4,832			4,832
Customer receivables	2,551	17,258	(499)	19,310
Other receivables and prepaid expenses	1,485	493	7	1,985
Loans and marketable securities	2,421	707	(1,046)	2,082
Cash and cash equivalents	1,575	597	(37)	2,135
Total assets	**33,500**	**19,559**	**(2,930)**	**50,129**
Shareholders' equity	10,051	1,355	(1,355)	10,051
Minority interests	385			385
Deferred tax liabilities	466	229		695
Provisions for risks and liabilities	2,633	122		2,755
Interest-bearing borrowings	7,925	17,063	(1,497)	23,491
Trade and other payables	7,283		(37)	7,246
Other liabilities and deferred income	4,757	790	(41)	5,506
Total shareholders' equity and liabilities	**33,500**	**19,559**	**(2,930)**	**50,129**

(a) Interdivision transactions are carried out under near-market conditions.

	Automobile and Commercial Vehicles	Sales Financing	Interdivision transactions and other (a)	Consolidated total
		EUR million		
Cash flow statement items by division				
Cash flow	1,395	410	(117)	1,688
Increase in sales financing receivables		(2,225)	(2)	(2,227)
Net change in interest-bearing borrowings for sales financing		1,685		1,685
Change in working capital	1,751	200		1,951
Cash flows from operating activities	**3,146**	**70**	**(119)**	**3,097**
Purchase of property, plant and equipment, net of disposals	(2,497)	(68)		(2,565)
Purchase of intangibles, net of disposals	(49)	(26)		(75)
Equity investments, net of disposals	604	(3)		601
Net change in other financial assets	(44)	(221)	214	(51)
Cash flows from investing activities	**(1,986)**	**(318)**	**214**	**(2,090)**
Shareholder financing	(254)	33	(39)	(260)
Other financing		(156)		(156)
Cash flows from financing activities	**(254)**	**(123)**	**(39)**	**(415)**
Increase (decrease) in cash and cash equivalents	**906**	**(371)**	**56**	**592**
Impact of changes in translation adjustment and scope of consolidation	**(40)**	—	—	—
Change in net financial indebtedness	**866**	—	—	—
Other information by division				
Capital expenditure	2,915	290		3,205
Depreciation and amortization	1,689	88		1,777
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,935			1,935
Personnel expenses	4,807	206		5,013
Workforce at 31 December	136,996	3,421		140,417

	Automobile and Commercial Vehicles	Sales Financing	Interdivision transactions and other (a)	Consolidated total
		EUR million		
2000				
Income statement items by division				
External sales	38,520	1,655		40,175
Interdivision transactions (a)	320	192	(512)	0
Revenues	38,840	1,847	(512)	40,175
Operating margin	1,755	266	1	2,022
Operating income	1,467	235	1	1,703
Share in net income of companies accounted for by the equity method	88	1		89
Financial expenses	37	14	(120)	(69)
Current and deferred taxes	(541)	(108)		(649)
Group net income	1,051	142	(119)	1,074
Balance sheet items by division				
Property, plant and equipment and intangibles	11,017	309		11,326
Investments accounted for by the equity method	5,525	15		5,540
Other investments and financial assets	2,448	15	(1,353)	1,110
Deferred tax assets	1,508	161		1,669
Inventories	5,996			5,996
Customer receivables	3,888	15,918	(494)	19,312
Other receivables and prepaid expenses	2,322	483	(80)	2,725
Loans and marketable securities	2,741	679	(935)	2,485
Cash and cash equivalents	1,115	816	(119)	1,812
Total assets	**36,560**	**18,396**	**(2,981)**	**51,975**
Shareholders' equity	9,652	1,353	(1,353)	9,652
Minority interests	627	12		639
Deferred tax liabilities	289	255		544
Provisions for risks and liabilities	3,730	100		3,830
Interest-bearing borrowings	8,649	16,104	(1,456)	23,297
Trade and other payables	7,853			7,853
Other liabilities and deferred income	5,760	572	(172)	6,160
Total shareholders' equity and liabilities	**36,560**	**18,396**	**(2,981)**	**51,975**

(a) Interdivision transactions are carried out under near-market conditions.

	Automobile and Commercial Vehicles	Sales Financing	Interdivision transactions and other (a)	Consolidated total
		EUR million		
Cash flow statement items by division				
Cash flow	3,034	498	(120)	3,412
Increase in sales financing receivables	0	(521)	38	(483)
Net change in interest-bearing borrowings for sales financing	0	613		613
Change in working capital	(1,657)	(112)		(1,769)
Cash flows from operating activities	**1,377**	**478**	**(82)**	**1,773**
Purchase of property, plant and equipment, net of disposals	(2,253)	(92)		(2,345)
Purchase of intangibles, net of disposals	(36)			(36)
Equity investments, net of disposals	(859)	77		(782)
Net change in other financial assets	3	338	(339)	2
Cash flows from investing activities	**(3,145)**	**323**	**(339)**	**(3,161)**
Shareholder financing	(160)	(106)	92	(174)
Other financing	0	2,053	295	2,348
Cash flows from financing activities	**(160)**	**1,947**	**387**	**2,174**
Increase (decrease) in cash and cash equivalents	**(1,928)**	**2,748**	**(34)**	**786**
Impact of changes in translation adjustment and scope of consolidation	**(166)**	—	—	—
Change in net financial indebtedness	**(2,094)**	—	—	—
Other information by division				
Capital expenditure	2,604	242		2,846
Depreciation and amortization	1,817	82		1,899
Non cash expenses other than depreciation	98	158	(25)	231
Research and development expenses	2,048			2,048
Personnel expenses	5,913	199		6,112
Workforce at 31 December	162,654	3,460		166,114

INFORMATION BY GEOGRAPHIC AREA

	France	Other European countries	Other countries	Consolidated total
	EUR million			
2002				
Consolidated revenues	13,917	18,266	4,153	36,336
Capital expenditure	2,741	631	261	3,633
Property, plant and equipment and intangibles	7,834	2,323	1,010	11,167
Other operating assets (a)	5,954	2,391	545	8,890
2001				
Consolidated revenues	14,237	18,148	3,966	36,351
Capital expenditure	2,178	564	463	3,205
Property, plant and equipment and intangibles	6,906	2,176	1,443	10,525
Other operating assets (a)	6,115	2,296	871	9,282
2000 as published				
Consolidated revenues	14,252	17,955	7,968	40,175
Capital expenditure	1,977	450	419	2,846
Property, plant and equipment and intangibles	7,071	2,327	1,928	11,326
Other operating assets (a)	7,389	3,139	1,991	12,519

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles and capital expenditure are presented by location of subsidiaries.

(a) Other operating assets include inventories, trade and other receivables and prepaid expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These notes are only an extract of the notes to the audited consolidated financial statements which appear in the latest annual report relating to the Issuer.

1 ACCOUNTING POLICIES

The Renault Group financial statements are prepared in accordance with French accounting regulations applicable at 31 December 2002. Renault is also making preparations for the compulsory application of IASB international standards by listed European companies from 2005. The adaptations necessary will be made with regard to the constraints of the situation, i.e. the current IASB draft standards, the transitional provisions for application of standards in Europe, the timescale for incorporation of these standards into French regulations, and changes in the accounting practices of the automobile industry.

Currently, the principal difference between Renault accounting policies and existing international standards concerns financial instruments (IAS 39). The Group intends to apply this standard once it is finalized and has been adopted by French regulations

As of 1 January 2002, as announced in 2001, Renault applies:

- standard IAS 38 on intangible assets (notes 1-B and 2-A)
- standard IAS 40 on investment property (note 2-B)

A. Information by division and geographic area and definition of net financial indebtedness

In order for the segment reporting to correspond more closely to the Group's internal structure and to bring it into line with the presentation used by other automobile companies, Renault has slightly modified its two divisions, and provides further disclosures by division as of 2002.

- The Automobile Division comprises the production, sales, distribution and automobile service subsidiaries and, as of 2002, the subsidiaries in charge of cash management for these companies,
- The Sales Financing Division comprises Renault Crédit International and its subsidiaries, considered by the Group as an activity with independent operations.

Starting in 2002, the results disclosed take the form of condensed financial statements (income statement, balance sheet and statement of cash flows) for each Division. Previously, only operating assets and liabilities were shown.

The Division results shown include net income. Apart from financial income and taxes, revenues and expenses relating to sales financing are recorded as operating items. The tax effect inherent to the French consolidated taxation system and the worldwide consolidated tax reporting system is included in the taxes due by the Automobile Division.

Assets, minority interests and liabilities are specific to each division. Receivables permanently assigned by the Automobile Division to the sales financing companies are treated as operating assets by the assignee.

In coherence with this presentation by Division, interest-bearing borrowings are split into two captions in the balance sheet:

1 Interest-bearing borrowings for the Automobile Division,

2 Interest-bearing borrowings for the Sales Financing Division, considered by the Group as an operating item.

Consequently, the Group's net financial indebtedness includes the following items for the Automobile Division:

- interest-bearing borrowings,
- investment loans,
- marketable securities,
- cash and cash equivalents.

B. Research and Development Expenses

As of 1 January 2002, development expenses incurred between the approval of the decision to begin development and implement production facilities for a new vehicle or part (e.g. engine or gearbox) and the subsequent approval of the design for mass production, are capitalized as intangible assets (previously they were recorded as costs in the year incurred). They are amortized from the date of approval for production over the expected market life of the vehicle or part, up to a maximum of five years (note 2-A).

Development expenses incurred before product development has received formal approval are, like research expenses, recorded as costs in the year they are incurred. Expenses incurred after the start of mass production are treated as production costs.

2 IMPACT OF THE CHANGES IN GROUP ACCOUNTING POLICIES

A. Development Expenses

As of 1 January 2002, development expenses that fulfill the criteria defined in 1-B are capitalized as intangible assets and amortized from the date of approval for mass production, over a maximum period of five years. The impact of application of this policy (IAS 38), concerning the Automobile Division only, is as follows (EUR million):

– **Impact on consolidated income statements for 2002**

Cost of goods and services sold:	(a)	(35)
Research And Development Expenses:	(b)	622
Operating margin and Operating Income:		**587**
Share In Net Income Of Nissan Motor:		190
Share In Net Income Of Ab Volvo:		28
Group Pre-Tax Income:		**805**
Deferred Taxes:		(208)
Renault Net Income:		**597**
Impact On Earnings Per Share (In Euros):		**2.29**

(a) impact on profit share
(b) expenses capitalized: eur 637 million, amortization: eur (15) million

– **Impact on consolidated balance sheets at 31 December 2002**

Intangible assets	(a)	622
Investment in Nissan accounted for by the equity method		190
Investment in AB Volvo accounted for by the equity method		28
Total assets		**840**
Shareholders' equity		597
Deferred tax liabilities:		208
Other liabilities:		35
Total shareholders' equity and liabilities		**840**

(a) Gross value: EUR 637 million, accumulated depreciation: EUR 15 million.

– **Impact on consolidated statements of cash flows for 2002**

Cash flow	602
Decrease (increase) in working capital	35
Cash flows from operating activities	637
Cash flows from investing activities	(637)

B. Investment Property

In applying IAS 40, Renault has opted to state investment property in the balance sheet at depreciated cost (less any accumulated impairment losses).

At 31 December 2002, these assets are recognized by the Group as follows (EUR million):

Gross value:	220
Depreciation:	(108)
Net value:	112
Fair value	350

This category of assets mainly concerns land and buildings due to be sold, located in the Boulogne-Billancourt zone. The timing and price of the sale will be affected by the regulatory environment (approval by the authorities is required), the distribution of development and adaptation costs between the various parties involved, and the progress of the real estate development planned by the purchasers.

3 CHANGES IN THE SCOPE OF CONSOLIDATION IN 2002

A. Reinforcement of the Renault/Nissan Alliance:

– Nissan capital increase reserved for Renault:

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on 1 March 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of EUR 1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

In application of regulation CRC 99.02, this transaction was recorded as follows in the financial statements:

- Provisional goodwill of EUR 89 million was recognized, to be amortized over the residual amortization period of the goodwill generated in 1999, i.e. 17 years.
- The Group's reserves included EUR (417) million relating to the decrease in the fair value of Nissan's identifiable assets and liabilities between March 1999 and 1 March 2002 (portion corresponding to Renault's 36.8% stake held since 1999). This decrease in fair value mainly results from the decline in the Japanese property market and the value of funds invested to cover pension commitments in Japan (note 7).

Following this increase in Renault's investment in Nissan Motor, Renault continues to use the equity method for its inclusion in the Group's consolidated financial statements.

– Renault capital increase reserved for Nissan:

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault SA for a total of EUR 2,166 million (EUR 2,158 million after charging expenses to the issue premium) through two subscriptions on 29 March and 28 May 2002 respectively.

This capital increase led to a EUR (962) million elimination in Renault's consolidated shareholders' equity, equivalent to 44.4% of the amount received (EUR 2,166 million), corresponding to Renault's share in Nissan's capital.

B. Sale of Renault's Investment in Irisbus

The European Commission approved the agreement signed by Renault and Volvo on 2 January 2001 subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

In application of the agreement between Renault and Iveco signed on 2 January 2002, Renault's stake in Irisbus was transferred to Iveco for a total of EUR 166 million. The overall gain on this sale amounts to EUR 34 million.

4 2001 REVENUES applying 2002 GROUP STRUCTURE AND METHODS

	Automobile	Sales financing	Total
		(EUR million)	
2001 published revenues	34,525	1,826	36,351
Sale of the CAT subgroup (17 July 2001)	(163)	—	(163)
Sale of the Irisbus Group (2 January 2002)	(682)	—	(682)
Other changes in scope of consolidation	(5)	(92)	(97)
2001 revenues applying 2002 structure and methods	**33,675**	**1,734**	**35,409**
2002 revenues	**34,456**	**1,880**	**36,336**

5 OTHER OPERATING INCOME AND EXPENSES, NET

	2002	2001	2000
		(EUR million)	
Gains and losses on sales of operating subsidiaries	114	632	5
Restructuring and workforce adjustment costs and provisions	(156)	(204)	(210)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	(48)	(24)	(5)
Amortization of goodwill on acquisition of consolidated companies	(17)	(9)	(16)
Items of an unusual nature or abnormally high amount	(159)	(164)	(93)
Total	**(266)**	**231**	**(319)**

Gains and losses on sales of operating subsidiaries

In 2002, these gains and losses mainly include the investments sold in Global Automotive Logistics (note 3-2-D) for EUR 79 million and Irisbus for EUR 34 million (note 3-B).

In 2001, the main items were:

- a EUR 335 million gain on the sale of the Renault VI subgroup as part of the RVI/Volvo operation,
- a EUR 318 million gain on the sale of the CAT subgroup.

6 CURRENT AND DEFERRED TAXES

In application of the French tax regime allowing taxable income to be reported on a consolidated basis, Renault includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, calculated under this regime (with restatement according to French tax law), in determination of its taxable income. Under certain conditions, the tax paid by these foreign subsidiaries and affiliates can be deducted from the resulting tax liability.

Renault has received governmental authorization to report taxable income in this way for 2001, 2002 and 2003, including Nissan Group entities. The taxable income under the French system of Nissan Group companies included in the regime relates to varying fiscal years which differ from the accounting periods used for the inclusion of Nissan in the Renault consolidation. In view of these differences in fiscal years and the prospective future profitability of Nissan Group companies, their impact on current taxes within the consolidated tax reporting system is totally neutralized when the consolidated current and deferred taxes are determined.

Moreover, Renault SA has elected to determine French income taxes under the standard consolidated basis, including French subsidiaries owned more than 95%.

7 INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

On 27 March 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on 28 May 1999 Renault SA acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of EUR 4,610 million. Nissan Motor has been accounted for by the equity method in the Group financial statements since 30 June 1999.

During first half-year 2002, in accordance with the terms of the 1999 agreement between Renault and Nissan, Renault raised its investment in Nissan Motor from 36.8% to 44.4% by exercising its stock purchase warrants, and Nissan acquired 15% of the capital of Renault SA through a capital increase reserved for Nissan. These transactions (details in note 3-A) are reflected as follows in Renault SA's financial statements:

Nissan capital increase reserved for Renault:

- Renault continues to account for its investment in Nissan by the equity method in its consolidated financial statements, applying the new rate of 44.4% as of 1 March 2002.
- Nissan's identifiable assets and liabilities were restated to fair value at the date of the operation. As this type of restatement had also been applied at the time of the initial acquisition, a 36.8% share of the fall in the fair value of identifiable assets and liabilities, corresponding to the initial shareholding,

was included in Renault SA's shareholders' equity. On this basis, the impact of the operation is EUR (417) million, reflecting the decline since 1999 in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.

- Provisional goodwill of EUR 89 million was recognized.

Renault capital increase reserved for Nissan:

- Elimination of 44.4% of the Renault capital increase reserved for Renault.

The investment in Nissan Motor is partly hedged for exchange risks (see paragraph D below).

Changes in the investment in Nissan, accounted for by the equity method, are as follows:

	Goodwill on acquisition			Share of	
	Gross	Amortization	Net	net assets	Total
			(EUR million)		
At 31 December 2001	837	(105)	732	4,555	5,287
2002 net income	—	(44)	(44)	1,379	1,335
Acquisition of 7.6% of Nissan	89	—	89	1,369	1,458
Dividend paid	—	—	—	(183)	(183)
Translation adjustment and other	—	—	—	(587)	(587)
At 31 December 2002 before neutralization of 44.4% of the capital increase reserved for Nissan	926	(149)	777	6,533	7,310
Neutralization of 44.4% of the Renault capital increase reserved for Nissan	—	—	—	(962)	(962)
At 31 December 2002	926	(149)	777	5,571	6,348

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31 and half-yearly at September 30. Consequently, the Renault Group consolidated financial statements for the first half-year of 2002 use the equity method to include the consolidated financial statements of Nissan Motor for the period 1 October 2001 – 30 September 2002, after adjustments for the purposes of the Renault consolidation.

A. Goodwill on Acquisition

Goodwill on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from 30 June 1999. The subsequent provisional goodwill resulting from the transactions of 2002 will be amortized over the residual amortization period of the initial goodwill, i.e. 17 and a half years.

B. Nissan Motor Consolidated Financial Statements (japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below:

Income statements (key figures)	**2nd half-year 2001 1 Oct 2001-31 Mar 2002**	**1st half-year 2002 1 Apr 2002-30 Sept 2002**	**Total**	**Total[(a)]**
	(in billions of yen)			*(in millions of euro)*
Revenues	3,219	3,285	6,504	54,349
Operating income	300	348	648	5,415
Current income	254	324	578	4,830
Exceptional items	(56)	42	(14)	(117)
Net income	142	288	430	3,593

Summarized balance sheets

	At 30 Sept 2001		At 30 Sept 2002	
	in billions of yen	*in millions of euro*[(a)]	*in billions of yen*	*in millions of euro*[(a)]
Property, plant and equipment	2,759	23,055	2,839	23,724
Other fixed assets	663	5,540	684	5,716
Other assets	2,764	23,097	3,205	26,782
Cash and cash equivalents	182	1,521	250	2,088
Total Assets	**6,368**	**53,213**	**6,978**	**58,310**
Shareholders' equity	1,159	9,685	1,664	13,905
Minority interests	76	635	86	719
Long-term financial liabilities	1,525	12,743	1,555	12,994
Other long-term liabilities	841	7,028	902	7,537
Short-term financial liabilities	1,284	10,730	1,274	10,646
Other liabilities	1,483	12,392	1,497	12,509
Total Shareholders' Equity and liabilities	**6,368**	**53,213**	**6,978**	**58,310**

(a) Figures in euro are provided for an easier reading ; they are computed on the basis of the amounts in yen (Nissan Motor currency) exchanged at the JPY/Euro rate as of 30 September 2002 (119,67 yens for 1 euro).

C. Changes in Restated Shareholders' Equity

	30 September 2001	Net income	Capital increase	Other changes	30 September 2002
		(in billions of yen)			
Shareholders' equity under Japanese GAAP	1,159	430	221	(146)	1,664
Restatements for Renault Group requirements:					
– Restatement of property, plant and equipment	843	(141)[(a)]	(102)	(1)	599
– Pension liabilities	(325)	30	(50)	—	(345)
– Dividend paid in December 2002	—	—	—	(18)	(18)
– Capitalization of development expenses	—	95[(b)]	—	—	95
– Other restatements	(297)	(37)	20	108	(206)
– Total restatements	221	(53)	(132)[(c)]	(89)	125
Net assets restated for Renault Group requirements	**1,380**	**377**	**89**	**(57)**	**1,789**
Renault's share of net assets (before neutralization of 44.4% of the Renault capital increase reserved for Nissan)	36.8%				44.4%
– in billions of yen	509	159	158	(30)	794
– in millions of Euros	**4,555**	**1,379**[(e)]	**1,369**[(d)]	**(770)**[(f)]	**6,533**

Before neutralization of 44.4% of the Renault capital increase reserved for Nissan, the restatements for Renault consolidation purposes for 2002 comprise the following:

(a) Inclusion by Renault of (84) billion yen resulting from the sale of the Murayama industrial site, and (38) billion yen in adjustment of the gains on sales of land undertaken during the year. Renault determines gains and losses on sales by reference to the fair value of the assets sold, as measured upon the initial acquisition, whereas Nissan refers to the historical value as recorded in its accounts.

(b) Development expenses incurred over the year were capitalized, as described in note 1-B.

(c) For the purposes of the Nissan capital increase reserved for Renault, Nissan's identifiable assets and liabilities were restated to fair value. The resulting adjustments reflect the fall in the fair value between the first acquisition and 1 March 2002, mainly due to the decline in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.

(d) The impact of the acquisition of 7.6% of the capital of Nissan includes the share in net assets purchased: EUR 1,786 million, and the impact of the decrease in fair value of Nissan's identifiable assets and liabilities insofar as it concerns the 36.8% held since 1999: EUR (417) million.

(e) As of 1 March 2002, Renault's share in the net restated assets of Nissan is determined on the basis of a 44.4% investment.

(f) "Other changes" in Euros mainly comprise:

   - the EUR (574) million change in translation adjustment, essentially due to conversion by Renault of Nissan's North American and Mexican subsidiaries' shareholders' equity, reflecting the fall in value of the US dollar and the Mexican peso. This impact also includes the effect of the yen's decrease in value against the Euro before hedging operations.

   - dividends paid, amounting to EUR (183) million.

D. Hedging of the Investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

- on 21 July 1999 Renault SA undertook an initial partial hedge by issuing 7-year bonds totalling EUR 500 million. A foreign currency swap was undertaken to convert this issue into yen,

- on 1 June 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of 15 December 2000, renewed at that date until 15 December 2001 and subsequently to 15 December 2002. The Group renewed this contract until December 2003, and has also entered into an interest rate swap with a completion date of December 15, for an identical nominal value.

- on 27 September 2001, Renault undertook an issue of 5-year bonds in Japan with total nominal value of 50 billion yen.

- on 26 June 2002, Renault undertook an issue of 7-year bonds with total nominal value of EUR 1 billion. A foreign currency swap was undertaken to convert this issue into yen.

- During the second half-year of 2002, Renault undertook forward sales of yen totaling 137.5 billion yen, with completion dates ranging from 10 January 2003 to 14 February 2003.

- on 20 December 2002 Renault undertook a 3-year bond totaling 1 billion yen.

The total value of hedging operations in process at 31 December 2002, is 518.3 billion yen. During 2002, hedging operations generated translation differences, net of tax, of EUR 184 million which were included in the translation adjustment in shareholders' equity.

E. Renault – Nissan Motor Cooperation

The Renault and Nissan Motor Groups have introduced joint strategies for vehicle and part development, purchasing, and production and distribution resources.

During 2002, the main transactions between the two groups were the following:

- *Joint investments:*
- Renault and Nissan finalized the development of the second common platform dedicated to the C segment (lower medium range), intended for the future Megane and Almera. Work is on process on a third common platform (D) dedicated to the M2 segment.

- *Vehicle manufacturing:*

  In Mexico, Nissan supplies Renault with assembly services for the Clio and Scenic models, and also assembles the Platina model (Nissan badged Clio sedans). Production exceeded 62,000 units over the year.

  In Brazil, Renault supplies Nissan with assembly services for its Frontier pickup (more than 4,000 vehicles in 2002).

  In Spain, Nissan manufactures the new Trafic at its Barcelona plant.

  Since March 2002, Renault has produced over 8,000 Nissan badged Master vans, purchased by Nissan for sale through its own network

- *Part sales:*

  In Europe and Mexico, Renault supplies gearboxes and engines to Nissan.

  In Europe, Renault supplies Nissan's Sunderland plant in the UK with gearboxes produced by its Cacia plant in Portugal, and engines produced by the Valladolid plant in Spain. These parts are used in Nissan's Micra, Almera and Primera.

  In Mexico, Renault supplies engines to Nissan's Aguascalientes plant for the Clio and Platina.

  In total Renault supplied some 80,000 gearboxes and 65,000 engines in 2002.

  In South Korea, Nissan supplied Renault Samsung Motors with parts and engines used in the SM3 and SM5.

  Renault also uses Nissan's V6 3.5 litre petrol engine for the Vel Satis and the Espace, and a Nissan 4-wheel drive unit for the Kangoo.

- *Sales:*

  Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland and the Netherlands, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement.

  Total sales by Renault to Nissan and purchases by Renault from Nissan in 2002 amounted to approximately EUR 480 million and EUR 130 million respectively.

  The joint policies for purchasing and other administrative functions such as information systems departments are reflected directly in Renault and Nissan's financial statements, and therefore generate no financial exchanges between the two Groups.

8 INVESTMENT IN AB VOLVO ACCOUNTED FOR BY THE EQUITY METHOD

Details are as follows:

	Net goodwill	Share in net assets	Total
		(EUR million)	
At 1 January 2002	(219)	1,688	1,469
2002 Net income	25	46	71
Dividend paid	—	(77)	(77)
Translation adjustment	(21)	(21)	
At 31 December 2002	(194)	1,636	1,442

The provisional negative goodwill of EUR 243 million recorded in 2001 upon the acquisition of 20% of the capital of Volvo was confirmed as the final figure at 31 December 2002. It is to be included in income on a

straight-line basis from 2 January 2001, over the average residual amortization period for Volvo's tangible and intangible fixed assets, which is 10 years.

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo stood at 21.05% in 2002.

9 SHAREHOLDERS' EQUITY

Share capital

- *Capital increase reserved for Nissan:*

  At its meeting on 28 March 2002, the Board of Directors decided to proceed to a capital increase reserved for Nissan, in compliance with the terms of the second resolution approved at the Extraordinary Shareholders' Meeting held the same day. This capital increase, continuing the relationship begun with the agreements signed in 1999 and 2001 (note 3-1-A), led to the issue of 42,740,568 shares with total value of EUR 2,166 million (EUR 2,158 million after deduction of expenses from the issue premium) took place through two subscriptions, on 29 March and 28 May 2002 respectively. Following these operations, Nissan owned 15% of the capital of Renault SA. In compliance with French regulations concerning control stock, Renault shares held by Nissan carry no voting rights.

  This capital increase led to a EUR (962) million elimination in Renault's consolidated shareholders' equity, or 44.4% of the net amount received (EUR 2,166 million), corresponding to Renault's share of Nissan's capital.

- *Changes in ownership structure:*

  On 2 April 2002, the French government sold part of its investment in Renault SA, as part of the reinforcement of the Renault-Nissan Alliance. In accordance with French law, 10% of the 3,337,000 shares sold by the state were offered to employees and former employees of the Renault Group on 26 June 2002. A total of 2,171,000 shares were subscribed as a result (before attribution of free shares). Following these transactions, the French government's stake in Renault stood at 25.91%.

- *Situation at 31 December 2002 :*

  The total number of ordinary shares issued and fully paid-up at 31 December 2002 is 284,937 thousand (242,196 thousand in 2001 and 239,798 thousand in 2000). Par value is EUR 3.81 per share (unchanged from 2001 and 2000).

  At 31 December 2002, the French state held 73,829,004 shares and therefore 25.91% of voting rights.

  In accordance with decisions approved at the General Shareholders' Meetings of 26 April 2002, 10 May 2001, 10 June 1999, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

  In compliance with French accounting rules, these shares are recorded under Marketable Securities at a gross value of EUR 436 million at 31 December 2002, EUR 347 million at 31 December 2001 and EUR 252 million at 31 December 2000. Under IASB standards, these shares would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share.

Distributions

At the General and Extraordinary Shareholders' Meeting of 26 April 2002, it was decided to distribute EUR 257.6 million in dividends (EUR 0.92 per share), compared to EUR 219.3 million or EUR 0.91 per share in 2001, and EUR 183 million or EUR 0.76 per share in 2000. This distribution includes the new shares created in the 29 March 2002 capital increase reserved for Nissan.

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity amounted to EUR 234 million.

10 INTEREST-BEARING BORROWINGS

The distribution of interest-bearing borrowings between the divisions is indicated in the "Information by Division". Maturities for items other than redeemable shares are shown below (paragraph B).

A. Interest-bearing borrowings are as follows:

	2002	2001	2000
		(EUR million)	
Redeemable shares	339	341	336
Bonds	6,363	5,502	5,441
Other debts represented by a certificate	2,331	723	1,028
Borrowings from credit institutions	1,964	1,832	1,661
Other financial debt	560	223	189
Long-term financial debt, due after one year	**11,557**	**8,621**	**8,655**
Short-term portion of long-term financial debt	**2,305**	**2,238**	**1,015**
Total long-term debt	**13,862**	**10,859**	**9,670**
Originally short-term financial debt	**10,623**	**12,632**	**13,627**
Total	**24,485**	**23,491**	**23,297**

B. Long-term debts, excluding redeemable shares, mature as follows:

	2002	2001	2000
		(EUR million)	
Automobile Division			
Within one year	3,343	4,977	5,563
Between 1 and 2 years	333	269	603
Between 2 and 3 years	399	315	248
Between 3 and 4 years	924	398	331
Between 4 and 5 years	686	993	410
After 5 years	1,239	649	1,176
	6,924	7,601	8,331

	2002	2001	2000
		(EUR million)	
Sales financing Division			
Within one year	11,122	11,390	10,290
Between 1 and 2 years	2,446	1,989	1,930
Between 2 and 3 years	1,594	1,551	1,299
Between 3 and 4 years	896	965	661
Between 4 and 5 years	225	777	968
After 5 years	2,478	374	938
	18,761	17,046	16,086

	2002	2001	2000
		(EUR million)	
Interdivision transactions			
Within one year	(1,297)	(1,252)	(1,211)
Between 1 and 2 years			
Between 2 and 3 years			
Between 3 and 4 years			
Between 4 and 5 years			
After 5 years	(242)	(245)	(245)
	(1,539)	(1,497)	(1,456)

	2002	2001	2000
		(EUR million)	
Consolidated total			
Within one year	13,168	15,115	14,642
Between 1 and 2 years	2,779	2,258	2,533
Between 2 and 3 years	1,993	1,866	1,547
Between 3 and 4 years	1,820	1,363	992
Between 4 and 5 years	911	1,770	1,378
After 5 years	3,475	778	1,869
	24,146	23,150	22,961

Short-term drawings on credit lines with maturities of more than one year amount to EUR 43 million at 31 December 2002 (EUR 5 million at 31 December 2001), of which EUR 12 million (EUR 5 million in 2001) concerned the Automobile Division.

C. ***The breakdown by currency of interest-bearing borrowings (excluding redeemable shares), after the effect of derivative financial instruments, is as follows:***

	2002	2001	2000
		(EUR million)	
Euro zone currencies	20,696	18,832	20,018
Non Euro zone EU currencies	558	651	1,135
Yen	1,880	983	593
Other currencies	1,012	2,684	1,215
	24,146	23,150	22,961

In 2002, the change in interest-bearing borrowings includes the EUR (60) million impact of deconsolidation of Irisbus.

In 2001, it included the EUR (50) million impact of deconsolidation of the Renault VI Group from 2 January 2001, and the EUR (737) million impact of the change in consolidation method applicable to Renault Financial Services (from full consolidation to proportionate consolidation).

The increase in interest-bearing borrowings in 2000 (mainly in long-term debts) reflects the EUR 172 million impact of consolidation of Renault Samsung Motors.

11 NET FINANCIAL INDEBTEDNESS

	2002	2001	2000
		(EUR million)	
Redeemable shares	324	324	318
Bonds	3,294	2,646	2,582
Other interest-bearing borrowings	3,630	4,956	4,886
Interest-bearing borrowings	**7,248**	**7,926**	**7,786**
Investment loans	(1,805)	(2,037)	(1,535)
Treasury shares	(334)	(282)	(252)
Other marketable securities	(151)	(103)	(210)
Loans and marketable securities	**(2,290)**	**(2,422)**	**(1,997)**
Cash and cash equivalents	(2,463)	(1,577)	(996)
Net financial indebtedness	**2,495**	**3,927**	**4,793**

The sales financing activity is considered as an operating activity for the Group. The net financial indebtedness therefore concerns the automobile division only, and comprises its interest-bearing borrowings less cash and financial assets.

12. TRANSACTION IN PROGRESS: SOFASA (COLOMBIA)

On 7 December 2002, Renault, Toyota and Mitsui signed a letter of intention with Valores Bavaria concerning acquisition of the Colombian group's 51.3% holding in Sofasa SA. Upon finalization of the transaction, due to take place by 1 March 2003, the three signatories will strengthen their industrial cooperation in Colombia by becoming the only shareholders of Sofasa SA. Renault is to increase its own investment from 23.7% to 60%, Toyota from 17.5% to 28% and Mitsui from 7.5% to 12%. This transaction confirms Renault's intention to reinforce its operations in Andean Pact countries.

STATUTORY AUDITORS' REPORT

The free translation of the auditors report reproduced hereafter refers to the full set of consolidated financial statements that are included in the latest annual report of Renault, incorporated by reference and not to the financial information provided in the present offering circular.

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year Ended 31 December 2002

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Renault for the year ended 31 December 2002.

The consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to the change in accounting principle resulting from the capitalization of the development costs as described in Note 1.F to the consolidated financial statements.

We have also verified the information contained in the Group management's report, in accordance with professional standards applicable in France. We have no matters to report as to the fairness of this information and its consistency with the consolidated financial statements.

Paris, 25 February 2003

French original signed by the Auditors

ERNST & YOUNG AUDIT	DELOITTE TOUCHE TOHMATSU
Dominique THOUVENIN	Olivier AZIERES

(This is a free translation of the original French text for information purposes only)

RECENT DEVELOPMENTS

RENAULT INVESTS IN RUSSIA

Renault announced on 26 February 2003 that it was stepping up its investments in Russia. The group will spend €230 million to locally produce and sell a family sedan, starting in mid-May 2005. A production line will be built in the Moscow-based Avtoframos plant. The new line should reach full capacity – (60,000 vehicles per year) – after two or three years. In addition to the production line, the investment will cover the development of a sales network and support functions. The future vehicle is currently being developed by Renault's Vehicle and Powertrain Engineering Departments in France. It will use a platform derived from the B platform of the Renault-Nissan Alliance.

PRODUCTION OF AVANTIME HALTED

Matra Automobile announced in a press release on 26 February 2003 that it was discontinuing production of Avantime at its Romorantin plant. The decision prematurely terminates the agreement under which the vehicle is produced by Matra and marketed by Renault s.a.s. Pursuant to the agreement, Renault s.a.s. accounted for one-half of the investments related to Avantime, i.e. €35 million net, in its financial statements as at 31 December 2002. The decision to cease production could impair the value of that investment and accelerate the sell-off of residual inventory. At this stage, therefore, Renault believes that the discontinuation of Avantime is unlikely to have a material financial impact.

RENAULT AGRICULTURE – CLAAS PARTNERSHIP PROJECT

Renault s.a.s. and the German company Claas signed a Stock Purchase Agreement, on 23 February 2003, pursuant to which Claas, a leader in farm machinery, will become, on the date of the closing, the majority shareholder in Renault Agriculture, by virtue of the acquisition of a 51% stake in the company. Renault s.a.s. will keep the remaining 49% of the share capital of Renault Agriculture for a period of at least two years starting from the closing date of the Stock Purchase Agreement. In addition, Renault s.a.s. and Claas have agreed on a put and call option scheme on Renault s.a.s.'s remaining shares in Renault Agriculture. The closing of this operation took place on 30 April 2003.

SOFASA

Renault s.a.s., Toyota Motors Corporation and Mitsui & Co., Ltd strengthened their industrial and commercial cooperation in Colombia, as they recently signed a Shares Purchase Agreement with Valores Bavaria for the purpose of acquiring Valores Bavaria's 51.3% stake in Sofasa SA (Sociedad de Fabricación de Automotores SA)and completed the said transaction. As a consequence thereof, Renault Group currently holds 60% of Sofasa SA and Toyota and Mitsui respectively hold 28% and 12%.

IRAN

On 16 March 2003, Renault s.a.s. and Idro signed a letter of intent opening a period of negotiation on the creation of a Joint Venture company. The project envisages *inter alia* i) the manufacturing of the X90 platform and ii) the manufacturing and selling of the X90 car, currently being developed by Renault s.a.s.

DACIA

The closing of the Take-over Public Tender Offer launched by Renault for the oustanding shares of S.C. Automobile Dacia S.A. (its Rumanian subsidiary) took place on 23 March 2003. As a consequence thereof, Renault now owns 97.93% of the Dacia shares, compared to 92.72% before the public offering. Following this public offering, the Dacia shares will be withdrawn from trading and Dacia will be de-listed from the Bucharest Stock Exchange by the end of April 2003.

RENAULT'S 1st QUARTER 2003 REVENUES

On a consistent accounting basis, Renault's revenues totalled EUR 9,015 million in the first quarter of 2003, down 2.86% compared with the year-earlier period.

The Automobile Division generated revenues of EUR 8,545 million, down 3.22%[1] on the first quarter of 2002.

This decline was primarily due to falling sales volume in Western Europe and the negative impact of the depreciation of the pound sterling, the Brazilian real and the Argentine peso. Renault nevertheless benefited from a more favourable product mix in Western Europe, as well as buoyant international sales driven by Renault Samsung Motors and a rise in powertrain sales to other companies, including Nissan.

Global unit sales totalled 582,079 vehicles in the first quarter of 2003, equivalent to a like-for-like decrease of 7% given the overall market slump. In Western Europe, the Renault brand consolidated its number-one ranking in the passenger car market – secured in 2002 – and strengthened its lead in light commercial vehicles.

The Sales Financing Division posted a 4.21%(1) rise in revenues over first-quarter 2002 to EUR 470 million.

(1) On a consistent accounting basis.

Renault consolidated revenues by Division

	Q1 2003	Q1 2002 Restated figures	Q1 2002 Published figures	% change Restated	% change Published
		(EUR million)			
Automobile	8,545	8,829	8,833	(3.22)	(3.26)
Sales Financing	470	451	452	4.21	3.98
Total	9,015	9,280	9,285	(2.86)	(2.91)

For comparison purposes, data for 2002 have been restated on a consistent basis with 2003.

POSITIVE IMPACT OF NISSAN'S RESULTS ON RENAULT'S 1st HALF 2003 RESULTS

Renault also benefited from Nissan's preliminary results for second-half fiscal 2002 announced on 23 April, which will have a positive impact of around EUR 750 million(1) on Renault's financial statements for first-half 2003. Renault will disclose the exact figure after Nissan files its official audited report in May 2003.

Renault will announce half-year earnings on 24 July.

(1) Estimate based on Nissan's preliminary unaudited results.

DISTRIBUTION OF DIVIDENDS

At the General and Extraordinary Shareholders' Meeting of 29 April 2003, it was decided to distribute EUR 327.6 million in dividends (EUR 1.15 per share).

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a dealer agreement dated 20 June 2002 as amended and supplemented by a first supplemental dealer agreement dated 12 May 2003 (the "**Dealer Agreement**") between the Issuer, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for its expenses incurred in connection with the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

France

Each of the Dealers and the Issuer has represented, warranted and agreed that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in France and that offers and sales of Notes will be made in France only to qualified investors as defined and in accordance with Articles L. 411-1 and L. 411-2 of the French *Code monétaire et financier* and Decree no. 98-880 dated 1 October 1998 relating to offers to qualified investors.

In addition, each of the Dealers and the Issuer has represented, warranted and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in France, the Offering Circular or any other offering material relating to any Notes issued under the Programme other than to those investors to whom offers and sales of the Notes may be made as described above.

If necessary these selling restrictions will be supplemented in the relevant Pricing Supplement.

United States

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("**Regulation S**").

Materialised Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Materialised Bearer Notes, deliver Notes, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of any identifiable Tranche as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding sentence have the meanings given to them by Regulation S.

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of any identifiable tranche of Notes, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering of such tranche of Notes) may violate the registration requirements of the Securities Act.

This Offering Circular has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States. The Issuer and the Dealers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Offering Circular does not constitute an offer to any person in the United States. Distribution of this Offering Circular by any non-U.S. person outside the United States to any U.S. person or to any other person within the United States, is unauthorised and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, is prohibited.

United Kingdom

Each Dealer has represented, warranted and agreed that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of a period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 as amended from time to time

(ii) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "**FSMA**") by the Issuer

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each of the Dealers has represented, warranted and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Offering Circular or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its

possession or distributes the Offering Circular, any other offering material or any Pricing Supplement and neither the Issuer nor any other Dealer shall have responsibility therefore.

Each of the Dealers and the Issuer has represented and agreed that Materialised Notes may only be issued outside France.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche is set out below:

Pricing Supplement

[LOGO, if document is printed]

RENAULT

Euro 4,000,000,000
Euro Medium Term Note Programme
for the issue of Notes
Due from one month from the date of original issue

SERIES NO: [●]
TRANCHE NO: [●]
[Brief Description and Amount of Notes]

Issue Price: [●] per cent

[Name(s) of Dealer(s)]

The date of this Pricing Supplement is [●].

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 12 May 2003 issued in relation to the Euro 4,000,000,000 Euro Medium Term Note Programme of the Issuer. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer [and the Paris Listing Agent [*in the case of issues listed on Euronext Paris S.A.*]] accept[s] responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information with respect to the Issuer and the Group and the Notes that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

[Except as disclosed in this document, there/There] has been no material adverse change in the condition (financial or other) of the Issuer since [date of last audited accounts or interim accounts (if later)] and no material adverse change in the prospects, results of operations or general affairs of the Issuer and the Group since [date of last published annual accounts].(1)

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened, to the Issuer's knowledge, which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.(2)

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2001 and 2002, and filed with the *Commission des opérations de bourse* ("**COB**") on 7 March 2003 under No. D. 03-0208, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

Signed:

Authorised Officer

[In connection with this issue, [name of Stabilising Agent] (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.](3) **Such stabilisation will be carried out in accordance with applicable laws and regulations.**

(1) N.B. If any such change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange. Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

(2) An issue of Notes must be authorised by a resolution of the shareholders of the Issuer. The shareholders may delegate their powers to the Board of Directors of the Issuer which may in turn subdelegate its power to its President or another member of the Board of Directors.

(3) Delete if there is no Stabilising Agent.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1	Issuer:		Renault
2	(i)	Series Number:	[●]
	(ii)	[Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)]		[●]
3	Specified Currency or Currencies:		[●]
4	Aggregate Nominal Amount:		
	(i)	Series:	[●]
	(ii)	Tranche:	[●]
5	[(i)]	Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
	[(ii)]	[Net proceeds:	[●] (*Required only for listed issues*)]
6	Specified Denomination(s):		[●] (*one denomination only for Dematerialised Notes*)
7	[(i)]	Issue Date:	[●]
	[(ii)]	[Interest Commencement Date (if different from the Issue Date):	[●]]
8	Maturity Date:		[*specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9	Interest Basis:		[[●] per cent. Fixed Rate] [[*specify reference rate*] +/– [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10	Redemption/Payment Basis:		[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other (*specify*)]
11	Change of Interest or Redemption/Payment Basis:		[*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12	Options:		[Issuer Call] [(further particulars specified below)] [*Other Option specify details of provisions*]

13	Status:	[Unsubordinated/Subordinated] Notes [*Specify details of any provision for Subordinated Notes in particular whether dated or undated whether interest deferral provisions apply and whether any additional events of default should apply*]
14	Listing(s):	[Paris/Luxembourg Stock Exchange(s)/Other (*specify*)/None]
15	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate [(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/ monthly] in arrear]
	(ii) Interest Payment Date(s):	[●] in each year
	(iii) Fixed Coupon Amount [(s)]:	[●] per [●] in nominal amount
	(iv) Broken Amounts:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount [(s)] and the Interest Payment Date(s) to which they relate*]
	(v) Day Count Fraction (Condition 5(a)):	[●] (*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. Dollars, unless otherwise agreed*)
	(vi) Determination Date(s) (Condition 5(a)):	[*Insert day(s) and month(s) on which interest is normally paid (if more than one, then insert such dates in the alternative)*] in each year(1)
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17	Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro*)
	(i) Specified Period(s)/Specified Interest Payment Dates:	[●]
	(ii) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(iii) Additional Business Centre(s) (Condition 5(a)):	[●]
	(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/FBF Determination/ ISDA Determination/other (*give details*)]

(1) Only to be completed for an issue where Day Count Fraction is Actual/Actual – ISMA

(v)	Interest Period Date(s):	[Not Applicable/*specify dates*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[●]
(vii)	Screen Rate Determination (Condition 5(c)(iii)(C)):	[Applicable/Not Applicable]
	— Relevant Time:	[●]
	— Interest Determination Date:	[[●] *[TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]*]
	— Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	— Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	— Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	— Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	— Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	— Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	— Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(viii)	FBF Determination (Condition 5(c)(iii)(A)):	[Applicable/Not Applicable]
	— Floating Rate:	[●]
	— Floating Rate Determination Date *(Date de Détermination du Taux Variable)*	[●]
	— FBF Definitions: (if different from those set out in the Conditions)	[●]
(ix)	ISDA Determination (Condition 5(c)(iii)(B)):	[Applicable/Not Applicable]
	— Floating Rate Option:	[●]
	— Designated Maturity:	[●]
	— Reset Date:	[●]
	— ISDA Definitions: (if different from those set out in the Conditions)	[●]
(x)	Margin(s):	[+/–] [●] per cent. per annum
(xi)	Minimum Rate of Interest:	[●] per cent. per annum
(xii)	Maximum Rate of Interest:	[●] per cent. per annum
(xiii)	Day Count Fraction (Condition 5(a)):	[●]

	(xiv)	Rate Multiplier:	[●]
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]
18	Zero Coupon Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Amortisation Yield (Condition 6(e)(i)):	[●] per cent. per annum
	(ii)	Day Count Fraction (Condition 5(a)):	[●]
	(iii)	Any other formula/basis of determining amount payable:	[●]
19	Index Linked Interest Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Calculation Agent responsible for calculating the interest due:	[●]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
	(v)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vi)	Additional Business Centre(s) (Condition 5(a)):	[●]
	(vii)	Minimum Rate of Interest:	[●] per cent. per annum
	(viii)	Maximum Rate of Interest:	[●] per cent. per annum
	(ix)	Day Count Fraction (Condition 5(a)):	[●]
20	Dual Currency Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[●]
	(v)	Day Count Fraction (Condition 5(a)):	[●]

PROVISIONS RELATING TO REDEMPTION

21	Call Option	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	(iii) If redeemable in part:	[●]
	(a) Minimum nominal amount to be redeemed:	[●]
	(b) Maximum nominal amount to be redeemed:	[●]
	(iv) Option Exercise Date(s):	[●]
	(v) Description of any other Issuer's option:	[●]
	(vi) Notice period (if other than as set out in the Conditions):	[●]
22	Put Option	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Optional Redemption Date(s):	[●]
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	(iii) Option Exercise Date(s):	[●]
	(iv) Description of any other Noteholders' option:	[●]
	(v) Notice period (if other than as set out in the Conditions):	[●]
23	Final Redemption Amount	[Nominal amount/Other/See Appendix]
24	Early Redemption Amount	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an event of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions)	[Yes/No]
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(f)):	[Yes/No]
	(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(f)):	[Yes/No/Not applicable]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	[Dematerialised Notes/Materialised Notes] (*Materialised Notes are only in bearer form*) [*Delete as appropriate*]
	(i) Form of Dematerialised Notes:	[Not Applicable/if Applicable specify whether] [Bearer dematerialised form (*au porteur*)/ Registered dematerialised form (*au nominatif*)]
	(ii) Registration Agent:	[Not Applicable/if Applicable give name and details] (*Note that a Registration Agent must be appointed in relation to Registered Dematerialised Notes only*)
	(iii) Temporary Global Certificate:	Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on [●] (the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate
	(iv) Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable] (*Only applicable to Materialised Notes*)
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	[Not Applicable/*Give details*]. (*Note that this item relates to the place of payment, and not interest period end dates, to which item 17(iii) relates*)
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. *If yes, give details*] (*Only applicable to Materialised Notes*)
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
29	Details relating to Instalment Notes:	[Not Applicable/*give details*]
	(i) Instalment Amount(s):	[●]
	(ii) Instalment Date(s):	[●]
	(iii) Minimum Instalment Amount:	[●]
	(iv) Maximum Instalment Amount:	[●]
30	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1(d)] [annexed to this Pricing Supplement] apply]
31	Consolidation provisions:	[Not Applicable/The provisions [in Condition 14(b)] [annexed to this Pricing Supplement] apply]
32	*Masse* (Condition 11)	[Applicable/Not Applicable/Condition 11 replaced by the full provisions of French Code of Commerce relating to the *Masse*] *(Note that: (i) in respect of any Tranche of Notes issued outside France, Condition 11 may be waived, amended or supplemented, and (ii) in respect of any Tranche of Notes issued inside France, Condition 11 must be waived in its entirely and replaced by the provisions of the French Code of Commerce relating to the Masse. If Condition 11 (as it may be amended or supplemented) applies or if the full provisions of the French Code of Commerce apply, insert details of Representative and Alternative Representative and remuneration, if any).*

		The name of the initial Representative is:
		[name and address]
		The alternative Representative will be:
		[name and address]
		The Issuer shall pay to the initial Representative an amount of Euro [●] per year, payable on [●] of each year, commencing on [●]. The alternative Representative will not be remunerated until, and if, he effectively replaces the initial Representative.
33	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

34	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
	(iii) Dealer's Commission:	[●]
35	If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
36	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

37	ISIN Code:	[●]
38	Sicovam Number:	[●]
39	Common Code:	[●]
40	Depositary(ies)	
	(i) Euroclear France to act as Central Depositary	[Yes/No]
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg	[Yes/No]. *If yes, give name of Common Depositary.*
41	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
42	Delivery:	Delivery [against/free of] payment
43	The Agents appointed in respect of the Notes are:	[●]
44	In the case of Notes listed on Euronext Paris S.A.:	
	(a) the number of Notes to be issued in each Denomination:	[●]
	(b) Paying Agent in France	
	(i) address in Paris where documents to be made available for inspection may be inspected:	[●]
	(ii) list of such documents available for inspection:	[●]
	(c) specialist broker:	[●]

(d) responsibility statement in French and brief summary in French of the main characteristics of any Notes which are to be listed on Euronext Paris S.A. and of the Issuer to be inserted.

GENERAL

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of:	[Not Applicable/Euro[●]] (*Only applicable for Notes not denominated in Euro*)
46	Rating A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency	[[●]] by [●] and [●] by [●]]

RESUME EN FRANÇAIS

Responsabilité du prospectus

[numéro et date du visa s'il y a lieu, indication d'un avertissement]

[Nom et qualité du signataire]	[Nom et qualité du signataire]
RENAULT	**[Agent de cotation à Paris]**

Visa n° [●]-[●] en date du [●] 2003.

Le présent prospectus accompagné du présent résumé en français[1] sera disponible aux heures habituelles d'ouverture des bureaux, un quelconque jour de la semaine (à l'exception des samedis, dimanches et jours fériés) dans les bureaux de l'agent financier [et/,] de l'agent payeur à Paris [et de l'agent payeur à Luxembourg][2].

A – CONTENU ET MODALITES DE L'OPERATION

1.	**Montant de l'émission**	
	Nombre et valeur nominale des Titres :	[●]
	Montant nominal de l'émission :	[●]
2.	**Caractéristiques des Titres émis**	
2.1	Prix de souscription/Prix d'émission :	[●]
	Coupon couru (s'il y a lieu) :	[●]
	Modalité de paiement (paiement fractionné...) :	[●]
2.2	Jouissance des titres:	
	Date d'entrée en jouissance des Titres :	[●]
2.3	Date de règlement/Date d'assimilation :	[●]
2.4	Intérêts et/ou taux nominal (facial) ou caractéristiques nominales (faciales) et le cas échéant, leurs modalités de calcul :	[●]
2.5	Amortissement :	[●]
	Remboursement :	[●]
2.6	Durée de l'émission :	[●]
2.7	Clause d'assimilation :	[●]
2.8	Rang de créance :	[●]
2.9	Notation :	[●]
2.10	Mode de représentation des porteurs des Titres , le cas échéant :	[●]
2.11	Liste des établissements chargés du service financier en France :	[●]
2.12	Droit applicable et tribunaux compétents en cas de litige :	[●]

B – ORGANISATION ET ACTIVITE DE L'EMETTEUR

1.	**Renseignements de caractère général concernant l'émetteur, ses organes d'administration**	
1.1	Dénomination :	[●]
	Siège social :	[●]
1.2	Forme juridique de l'émetteur et nature des organes d'administration:	[●]
1.3	Nom et statut des contrôleurs légaux :	[●]
1.4	Date de constitution et d'expiration de l'émetteur :	[●]
1.5	Indication des lieux où peuvent être consultés les documents juridiques relatifs à l'émetteur (statuts, procès verbaux d'assemblées générales, rapports des contrôleurs légaux) :	[●]

1 Pour l'admission des Titres sur Euronext Paris S.A. uniquement.

2 Si les Titres font également l'objet d'une demande d'admission en bourse de Luxembourg.

2. Renseignements de caractère général concernant le capital

2.1 Montant du capital : [●]

2.2 Principaux actionnaires mentionnés dans le prospectus : [●]

3. Renseignements concernant l'activité de l'émetteur

Lorsque l'émetteur est à la tête d'un groupe, les renseignements prévus dans ce paragraphe sont fournis pour le groupe.

3.1 Bref descriptif de l'activité de l'émetteur et de son évolution : [●]

3.2 Indication de tout événement exceptionnel ou d'opération prévue de toute nature ainsi que de tout litige susceptible d'avoir ou ayant eu dans un passé récent une incidence significative sur la situation financière de l'émetteur, son activité, et le cas échéant sur son groupe, et qui ont été présentés comme tels dans le prospectus : [●]

C – SITUATION FINANCIERE DE L'EMETTEUR

1. **Chiffres-clés du bilan :** tableau synthétique de l'endettement et des fonds propres établi, le cas échéant sur une base consolidée, et disponible à la date de la situation la plus récente établie ou à défaut à la date du dernier bilan présenté.

2. **Le cas échéant, observations, réserves ou refus de certifications des contrôleurs légaux :** si les certifications sur les derniers comptes présentés dans le prospectus ont été refusées par les contrôleurs légaux ou si elles comportent des réserves ou des observations, ce refus, ces réserves ou ces observations doivent être reproduites intégralement.

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Prospectus composé du Document de Base ("*Offering Circular*") enregistré par la Commission des opérations de bourse sous le n°P. 03-081 en date du 9 mai 2003 et de la présente Note d'Opération ("Pricing Supplement")

Au nom de l'émetteur

A la connaissance de l'émetteur, les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Aucun élément nouveau [(autres que ceux mentionnés dans la présente Note d'Opération)] intervenu depuis:

— le 9 mai 2003 date du numéro d'enregistrement n°P. 03-081 apposé par la Commission des opérations de bourse sur le Document de Base

— le [●], date du visa n°[●]-[●] apposé par la Commission des opérations de bourse sur [le Document de Référence/la Note d'Opération] en date du [●]

n'est susceptible d'affecter de manière significative la situation financière de l'émetteur dans le contexte de la présente émission.

[*nom et qualité du signataire*]
RENAULT

Au nom de [la banque présentatrice / l'établissement présentateur]

A la connaissance de [la banque présentatrice / l'établissement présentateur] les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

[[*nom et qualité du signataire*]
[AGENT DE COTATION A LA BOURSE DE PARIS]

Visa de la Commission des opérations de bourse

En application des articles L.412-1 et L.621-8 du Code monétaire et financier, la Commission des opérations de bourse a apposé le visa n°03-[●] en date du [●] 2003 sur le présent document, qui constitue le prospectus prévu par les articles précités, conformément aux dispositions de son règlement n°98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

La notice légale sera publiée au Bulletin des Annonces légales obligatoires (BALO) du [●].

GENERAL INFORMATION

(1) In connection with the application to list a Series of Notes on Euronext Paris S.A.:

(a) the COB allocated the registration number P. 03-081 on 9 May 2003 on this Offering Circular

(b) a legal notice relating to the issue of such Notes will be published in the *Bulletin des Annonces légales obligatoires* prior to such listing;

(c) the Pricing Supplement applicable to such issue will be submitted to the approval of the COB and the relevant approval will be evidenced by the issue of a visa by the COB which will be disclosed in the relevant Pricing Supplement applicable to the relevant Notes and by publication in the *Bulletin Officiel d'Euronext Paris S.A.* and

(d) the Pricing Supplement applicable to such issue will specify the additional places in Paris at which documents required to be made available for inspection may be inspected during normal business hours.

the documents mentioned in this Offering Circular, including those mentioned in (9) below, may be inspected during usual business hours on any working day from the date hereof at the offices of Deutsche Bank AG Paris Branch, 3, avenue de Friedland, 75008 Paris. Copies of the most recent annual reports of the Issuer may be obtained without charge from Deutsche Bank AG Paris Branch at the above-mentioned address.

(2) In connection with the application to list the Notes on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the statuts of the Issuer will be deposited with the Commercial and Companies Registry of Luxembourg where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Programme the number 12734 for listing purposes.

(3) The Issuer has obtained all necessary corporate and other consents, approvals and authorisations in the Republic of France in connection with the establishment of the Programme. The update of the Programme was authorised by a decision of the *Président Directeur Général* of the Issuer dated 5 May 2003 for a maximum nominal amount up to €4,000,000,000. Any drawdown of Notes under the Programme, to the extent that such Notes constitute *obligations*, require the prior authorisation of the Ordinary General Meeting of the shareholders or of the Board of Directors acting by delegation from the Ordinary General Meeting of the shareholders. For this purpose the Board of Directors benefits from an authority granted on 29 April 2003 by the Ordinary General Meeting of the shareholders to issue Notes to a maximum aggregate amount of €4,000,000,000 which authority will, unless previously cancelled, expire on the Ordinary General Meeting of the shareholders which will approve the annual accounts of the financial year 2004. The Board of Directors has delegated on 29 April 2003 to its *Président* all powers to determine the terms and conditions of the Notes. Any drawdown of Notes, to the extent that such Notes do not constitute *obligations*, fall within the general powers of the *Président Directeur Général* (or the *Directeur Général*, as the case may be) of the Issuer or any other authorised official acting by delegation.

(4) Except as disclosed in this Offering Circular, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group since 31 December 2002.

(5) Except as disclosed in this Offering Circular, there are no pending actions, suits or proceedings against or affecting the Issuer or any of its subsidiaries consolidated on a full integration basis (*filiales consolidées par intégration globale*) which, if determined adversely to the Issuer or any such subsidiary, would individually or in the aggregate have a material adverse effect on the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group and, to the best of the Issuer's knowledge, no such actions, suits or proceedings are threatened or contemplated.

(6) Each Definitive Bearer Materialised Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(7) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the Sicovam number or the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(8) The Arrangers, the Dealers and the Issuer will, in relation to issues of Notes listed on Euronext Paris S.A. comply with the Euro Guidelines (as defined under "Summary of the Programme"). Each Series of Notes listed on Euronext Paris S.A. must be issued in compliance with the *Principes Généraux* of the COB and the *Conseil des Marchés Financiers* published from time to time.

(9) For so long as Notes issued under the Programme are outstanding, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection and, in the case of documents listed at (iv), (v), (vi) and (viii), collection free of charge at the office of the Fiscal Agent or each of the Paying Agents:

(i) the Agency Agreement

(ii) the Dealer Agreement

(iii) the *statuts* of the Issuer

(iv) the published annual report and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended 31 December 2001 and 2002

(v) each Pricing Supplement for Notes that are listed on Euronext Paris S.A. and/or the Luxembourg Stock Exchange or any other stock exchange

(vi) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular

(vii) a copy of the subscription agreement for Notes issued on a syndicated basis that are listed on the Luxembourg Stock Exchange or any other stock exchange and

(viii) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Offering Circular in respect of each issue of Notes.

(10) Copies of the latest annual report and non-consolidated and consolidated accounts of the Issuer (including any published semi-annual interim consolidated accounts) (in English and French) (in each case as soon as they are published) may be obtained, and copies of the Agency Agreement will be available for collection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

(11) The European Union is currently considering proposals for a new directive regarding the taxation of savings income (the "**Directive**").

In that context, the ECOFIN Council held on 21 January 2003 provisionally agreed on proposals under which, and subject to certain conditions being met, proposed that Member States will be required as from 1 January 2004, the expected date of implementation of the Directive, to provide to the tax authorities of another Member State details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent within its jurisdiction to an individual resident in that other Member State (the "**Disclosure of Information Method**").

In this way, the term "paying agent" would be defined widely and would include in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand Duchy of Luxembourg, Belgium and Austria), would withhold an amount on interest payments instead of using the Disclosure of Information Method used by other Member States. The rate of such withholding tax would equal 15 per cent. as from 1 January 2004, 20 per cent. as from 1 January 2007 and 35 per cent. as from 1 January 2010.

According to the agreement reached by the ECOFIN Council, such transitional period would end if and when the European Community enters into agreements on exchange of information upon request with several jurisdictions (Switzerland, Liechstenstein, San Marino, Monaco and Andorra).

The proposed Directive is not yet final and may be subject to further amendment and/or clarification.

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Document de Base en ce qui concerne les Titres qui seront admis au Premier Marché d'Euronext Paris S.A.

1 Au nom de l'Emetteur

A la connaissance de l'Emetteur, les données du présent Document de Base sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Alain DASSAS
Directeur des services financiers
RENAULT

2 Au nom de la banque présentatrice

A la connaissance de la banque présentatrice, les données du présent Document de Base sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Benjamin FRARIN LA MICHELLAZ
Juriste

Laurent TISSOT
Juriste
DEUTSCHE BANK AG – Succursale de Paris

Commission des opérations de bourse

En application de son règlement n° 98-01, la Commission des opérations de bourse a enregistré le présent Document de Base le 9 mai 2003 sous le n°P.03-081. Il ne peut être utilisé à l'appui d'une opération financière que s'il est complété par une Note d'Opération visée par la Commission des opérations de bourse. Ce Document de Base a été établi par l'émetteur et engage la responsabilité de ses signataires. Cet enregistrement, effectué après examen de la pertinence et de la cohérence de l'information donnée sur la situation de la société, n'implique pas authentification des éléments comptables présentés.

La notice préalable à la cotation éventuelle à Paris de tous les Titres émis dans le cadre de ce programme sera publiée au Bulletin des Annonces légales obligatoires.

PARIS LISTING INFORMATION

Translation of the preceding page for information purposes only

Individuals assuming responsibility for the Offering Circular in connection with the Notes listed on the First Market of Euronext Paris S.A.

1 In the name of the Issuer

To the best knowledge of the Issuer, the information contained in this Offering Circular are true and accurate and there has been no omission of material facts which would make any statements herein misleading.

Alain DASSAS
Senior Vice President Finance
RENAULT

2 In the name of the Listing Agent

To the best knowledge of the Listing Agent, the information contained in this Offering Circular are true and accurate and there has been no omission of material facts which would make any statements herein misleading.

Benjamin FRARIN LA MICHELLAZ
Legal Counsel

Laurent TISSOT
Legal Counsel
DEUTSCHE BANK AG – PARIS BRANCH

Commission des Opérations de Bourse

In accordance with its Regulation n° 98-01, the *Commission des opérations de bourse* has registered this Offering Circular on 9 May 2003 under the number P.03-081. It can only be relied upon in relation to any financial transaction if it is accompanied by a Pricing Supplement which has been submitted to the clearing procedures of the *Commission des opérations de bourse.* This Offering Circular has been prepared by the issuer and its signatories may be hold liable for it. This registration, made after an examination of the relevance and consistency of the information relating to the situation of the company, shall not imply the authentication of the accounting information contained herein.

The legal notice that have to be published before the listing of the Notes on Euronext Paris S.A. will be published in the *Bulletin des Annonces légales obligatoires.*

Registered Office of the Issuer

Renault

13-15, quai le Gallo,
92100 Boulogne Billancourt
France

Arranger

Deutsche Bank AG, Paris Branch

3, avenue de Friedland
75008 Paris
France

Dealers

Barclays Bank PLC

5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

BNP PARIBAS

10 Harewood Avenue
London NW1 6AA
United Kingdom

CCF

103, avenue des Champs-Elysées
75008 Paris
France

Citigroup Global Markets Limited

Citigroup Centre
33 Canada Square
London E14 5LB
United Kingdom

Deutsche Bank AG London

Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Tokyo-Mitsubishi International plc

6 Broadgate
London EC2M 2AA
United Kingdom

Fiscal Agent, Principal Paying Agent, Redenomination Agent, Consolidation Agent and Calculation Agent

BNP Paribas Securities Services, Luxembourg Branch

23, avenue de la Porte Neuve
L-2085 Luxembourg
Grand-Duchy of Luxembourg

Paying Agents

Paris Paying Agent

BNP Paribas Securities Services
GIS Coupon Services
Les Collines de l'Arche
92057 Paris La Défense
France

Luxembourg Paying Agent

BNP Paribas Luxembourg
10 A, boulevard Royal
L-2093 Luxembourg
Grand-Duchy of Luxembourg

Listing Agents

Paris Listing Agent

Deutsche Bank AG, Paris Branch
3, avenue de Friedland
75008 Paris
France

Luxembourg Listing Agent

BNP Paribas Securities Services, Luxembourg Branch
23, avenue de la Porte Neuve
L-2085 Luxembourg
Grand-Duchy of Luxembourg

Auditors to the Issuer

Ernst & Young Audit S.A.
4, rue Auber,
75009 Paris
France

Deloitte Touche Tohmatsu S.A.
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine
France

Legal Advisers

To the Issuer

Orrick
47, rue Monceau
75008 Paris
France

To the Dealers

Linklaters
25, rue de Marignan
75008 Paris
France

imprima de bussy — C87692

Exhibit F.3

RENAULT
Société Anonyme
au capital de 1 085 610 419,58 €
F92513 Boulogne Billancourt Cedex
FRANCE
Tél. : + 33 1 41 04 04 04
R.C.S. Nanterre B 441 639 465
Siret : 441 639 465 00018 - APE 341Z

Mixed General Meeting
on 29 April 2003

SEC File No. 82-4001

03 DEC -2 AM 7:21

Notice on the share buyback programme

Proposed to the Combined Ordinary and Extraordinary General Meeting of Shareholders of 29 April 2003

COB

Pursuant to Article L 621-8 of the French Monetary and Finance Code, the Commission des Opérations de Bourse or COB approved this Notice under No. 03-229 on 7 April 2003, in accordance with the terms of its Regulation No. 98-02. This Notice, drawn up by the issuer, shall bind its signatories. The visa shall not entail approval of the share buyback programme or authentication of the accounting and financial information provided.

RENAULT

Pursuant to COB Regulation No. 98-02, this Notice aims to describe the goals and terms and conditions of the share buyback programme subject to authorisation by the Combined Ordinary and Extraordinary General Meeting of the shareholders of 29 April 2003 as well as the estimated impact of said programme on the shareholders' situation.

Summary of the main features of the operation:

COB approval No. 03-229 of 7 April 2003

Issuer: Renault SA, Company listed on the Paris Euronext First Market, Sicovam code 13 190

Share buyback programme:

- Securities concerned: Renault shares
- Maximum percentage of capital that may be bought back: 10%
- Maximum purchase price per share: 90 euros
- Minimum sale price per share: 15 euros
- Goal per order of priority:
  - use all or part of the shares bought for transfer to the employees and corporate officers of the Company and the Group in accordance with the law,
  - adjust the price of the share by systematically trading against the market,
  - buy and/or sell on the stock exchange in light of market conditions,
  - use all or part of the shares bought to re-use them in the context of exchange transactions, by offerings or other means, as initiated by the Company,
  - manage its cash flow and its equity,
  - cancel them subject to the adoption of the 20th resolution of the Combined Ordinary and Extraordinary General Meeting of the shareholders.
- Term of the programme: up to the next Annual General Meeting called to approve the accounts, or no later than 18 months after the date of the General Meeting of 29 April 2003, i.e. no later than 29 October 2004.

1. Report on the previous share buyback programme

In the scope of the previous share buyback programme authorised by the Combined Ordinary and Extraordinary General Meeting of 26 April 2002, Renault redeemed 1,859,000 of its own shares between August 2002 and September 2002, i.e. 0.65% of the capital, at a weighted average price of EUR 49.34, i.e. a total amount of EUR 91,724,207. The Commission des Opérations de Bourse approved the Notice drawn up in respect of said programme under No. 02-660 on 3 June 2002.

On 28 February 2003, the Company held in all 10,271,182 of its own shares, representing 3.6% of the capital. No shares have been cancelled.

The Company has not signed a market making or liquidity agreement.

2. Goals of the share buyback programme and use of the shares purchased

Renault wishes to implement a share buyback programme. The goals of said programme, by order of priority, would be:

- to use all or part of the shares bought for transfer to the employees and corporate officers of the Company and its group, in accordance with the terms and conditions and methods provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved for employees)
- adjust the price of the share by systematically trading against the market,
- buy and/or sell on the stock exchange in light of market conditions,
- use all or part of the shares bought to re-use them in the context of exchange transactions, by offerings or other means, as initiated by the Company,
- manage its cash flow and its equity,
- cancel them subject to the adoption of the 20th resolution of the Combined Ordinary and Extraordinary General Meeting of the shareholders of 29 April 2003, in its capacity as an Extraordinary Meeting.

The Company has no plans at the moment to cancel the shares it purchases.

3 – Cadre juridique

The implementation of this programme shall be proposed to the Combined Ordinary and Extraordinary General Meeting of the shareholders of 29 April 2003 in the following resolution:

Eighteenth resolution

(Authorisation for the Company to trade in its own shares on the stock market

The General Meeting, having studied the report from the Board of Directors, hereby authorises the Board of Directors, pursuant to the provisions of Article L. 225-209 of the Commercial Code, to deal in the Company's own shares under the conditions and within the limits set forth in law and regulations.

The purpose of this authorisation is to allow the Company to make use of the possibilities accorded by the provisions of the law for dealing in its own shares, in particular in order to:

- proceed with the correction of the list price of its shares by buying and selling on the stock market;
- ensure the management of its cash-flow and equity;
- use all or part of the shares acquired
  - either to transfer them to the employees and officers of the Company and of its group, under those conditions and according to those terms provided for by law (stock options, employee profit-sharing schemes, sale of shares reserved to employees);
  - or in order to use them in the context of exchange transactions, by offerings or by other means, as initiated by the Company;
- cancel them, subject to adoption of the twentieth resolution within the competence of the Extraordinary General Meeting as appearing on the agenda of this General Meeting.

These purchases of shares may be undertaken by all means, including in over-the-counter sales and by block of shares or by use of derivatives, and at such times as the Board of Directors may think fit, and the shares so acquired may be sold or transferred by any means.

The General Meeting hereby fixes the maximum purchase price at 90 euros per share and the minimum sale price at 15 euros per share, on the one hand, and the maximum number of shares that may be acquired at 10% of the registered capital, on the other hand. The total amount that the company may dedicate to the acquisition of its own shares may not exceed 2,564,433,990 euros.

In the event of a capital increase by incorporation of reserves and allocation of shares gratuitously, or in the event of either a division or consolidation of shares, the prices indicated hereinabove shall be adjusted by a multiplying ratio equal to the ratio between the number of shares making up the registered capital prior to the operation and this number after the operation.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months. All powers are hereby granted to the Board of Directors, with the possibility of delegation and sub-delegation, in order to proceed with all stock market orders, conclude any and all agreements, draw up all documents including in particular information documents, proceed with all formalities and declarations with all bodies and, in general, do all that is necessary.

The right of the Board of Directors to cancel the shares acquired by the company shall be subject to the approval of the Combined Ordinary and Extraordinary General Meeting of shareholders of 29 April 2003 in the following resolution:

Twentieth resolution

(Authorisation of the cancellation of the company's shares acquired by the company itself)

The General Meeting, having examined the report from the Board of Directors and the special report from the Statutory Auditors, hereby authorises the Board of Directors, pursuant to Article L 225-209 of the Commercial Code, with the right to sub-delegate, as follows:

- to cancel, on one or more occasions, those shares acquired through the implementation of the authorisation granted in the eighteenth resolution presented to this General Meeting or any resolution which may be substituted for the same, per period of twenty-four months up to a limit of 10% of the total number of shares making up the registered capital at the date of the operation, and to reduce the registered capital correlatively while deducting the difference between the value for acquisition of the shares and their par value from any accounts representing reserves or share issue premiums.
- to amend the Articles of Association as a consequence and fulfil any necessary formalities.

This authorisation is granted for a period which shall end on the next Annual General Meeting for the approval of the accounts, without however exceeding a maximum duration of eighteen months.

4. Terms and conditions

1/ Maximum amount of capital that may be bought and the maximum amount payable by Renault

No more than 10 % of Renault's share capital, i.e. 28,493,712 shares on the date hereof, may be bought, which represents a maximum theoretical investment of EUR 2,564,433,990.

As a consequence and considering the 10,271,182 shares representing 3.6% of the capital that it already holds on 28 February 2003, the Company may buy only 6.4%, i.e. 18,222,530 shares under this programme to buyback its own shares, apart from the capital increase authorised by the Combined Ordinary and Extraordinary General Meeting.

In the event all the shares are bought at the maximum price authorised by the Meeting, i.e. EUR 90, Renault's buyback operation may not exceed the maximum amount of EUR 1,640,027,682.

The Company undertakes to permanently remain within the limit of direct or indirect ownership of 10% of the capital.

2/ Terms and conditions of buyback

The shares may be purchased by all means, including on over-the-counter sales and by block of shares or by the use of derivatives. Renault shall ensure that use of derivatives does not increase the volatility of its share.

3/ Term and timetable of the buyback programme

Subject to its approval by the Combined Ordinary and Extraordinary General Meeting of the shareholders of 29 April 2003, this programme has been authorised for a term which shall expire at the next Annual General Meeting called to approve the accounts but which however may not exceed a period of eighteen months at most, i.e. 29 October 2004.

4/ Financing of the buyback programme

The buyback programme shall be financed with the Company's own funds or by any other form of financing.

Based on the assumptions described in §5, the cost of financing the purchase of its own shares would amount to EUR 18 million, net of tax.

Pursuant to the law, the amount of the programme may not exceed the amount of available reserves until the financial statements for the current financial year have been drawn up.
For information, based on the accounts published and audited at 31 December 2002, the amount of Renault S.A.'s own reserves amount to EUR 10 billion, i.e. an amount that is very significantly higher than the maximum theoretical amount of the share buyback programme as described in §4.1.

5. Information used to access the impact of the buyback programme on Renault's financial position

Based on the priority goals of the share buyback programme (use all or part of the shares bought for transfer to employees and corporate officers of the Company or to adjust the price of the share by buying and selling on the stock exchange), said programme should not have a major impact on Renault's financial position or on its net earnings per share, apart from any profit or loss made upon the resale of the shares on the market.
For information, in the event of the buyback of its own shares exclusively earmarked for goals other than allocation to employees or to adjust the price, and on the basis of the following assumptions, the calculation of the maximum impact of the programme on the Renault Group's financial position at 31 December 2002 would be as follows:

- average purchase price of EUR 35 per share (said price is representative of the average of the last prices observed at 25 March 2003),
- interest rate, net of tax, charged to finance the purchase of 2.91% (i.e. 4.50% net of tax)
- purchase of 18,222,530 shares, i.e. 6,4% of the capital, as Renault already held 3.6% of its own shares at 28 February 2003.

	Consolidated accounts at 31 December 2002	Purchase of 18,222 thousand shares	Pro forma after purchase of 18,222 thousand shares	Impact of the purchase expressed as a percentage
Group's share of equity capital *(in millions of euros)*	11,828	(656)	11,172	– 5.55
Net financial indebtedness *(in millions of euros)*	2,495	656	3,151	26.29
Group's share of net profit/loss *(in millions of euros)*	1,956	(18)	1,938	– 0.92
Weighted number of shares in circulation *(in thousands)*	259,560	(18,222)	241,338	–
Net earnings per share *(in euros)*	7.53	–	8.03	6.64

6. Tax treatment of buybacks

For the transferee:

As the Company does not intend in principle to cancel the shares it buys back, the subsequent transfer thereof would have an impact on its taxable income insofar as said shares are sold at a price that differs from their buyback price.

For the transferor:

As buybacks are made in accordance with Article L.225-209 of the Commercial Code, capital gains made at this time by companies shall be subject to the regulations applicable to capital gains on businesses provided for under Article 39 *duodecies* of the French Tax Code *(Code Général des Impôts)* and capital gains made by individuals with a private share portfolio to the regulations applicable to the transfer of investment securities or company shares *(droits sociaux)* provided for under Article 150-0 A of the Tax Code.

Non-resident shareholders whose share ownership is not actually attached to a permanent business establishment or a permanent base in France and who have not at any time held, directly or indirectly, alone or with related individuals or legal entities more than 25% of the corporate profits of the Company at a particular time over the five years prior to the Company's buyback of its own shares shall not be taxed in France on capital gains made on the buyback of their shares under this programme.

Investors are reminded that this information is only a summary of the applicable tax regulations and that they must review their own personal situation with their usual tax consultants.

7. Intention of the legal entity that controls the issuer alone or with others

Shareholders that control the Company alone or with others have not on the date hereof expressed any intention to resell shares upon implementation of this share programme.

8. Allocation of the capital

On 28 February 2003, Renault's share capital was comprised of 284,937,118 shares with a par value of EUR 3.81 each.

	Number of shares	% of the capital	% of voting rights
French State	73,829,004	25.91	31.83
Nissan Finance Co. Ltd.	42,740,568	15.00	–
Public (including employees of the Group)	158,096,364	55.49	68.17
Shares held by Company	10,271,182	3.60	–
TOTAL	**284,937,118**	**100.00**	**100.00**

No other securities grant access to the capital.

To the Company's knowledge, no other private investor owns 5% or more of the share capital and to its knowledge there is no shareholders' agreement. The agreement between the Group of Shareholding Partners since 21 November 1994 (the "Agreement") expired in 2002, after notice of termination of the Agreement and sale of their securities by the last members.

Moreover, under the *Alliance Master Agreement* that Renault and Nissan Motor entered into on 20 December 2001, measures were taken to reinforce their capital links. Said measures, described in the Notice approved by the COB under No. 02-275 on 26 March 2002, specified that up to 31 December 2004, neither Renault nor the Nissan Group could respectively transfer the other party's redeemable shares without the prior agreement of the Boards of Directors of Renault and of Nissan Motor Co. Ltd.

9. Recent events

The Renault reference document on the financial year ended 31 December 2002 was filed with the *Commission des Opérations de Bourse* on 7 March 2003 (No. D.03-0208) and it may be consulted on the Renault web site.

10. Officer with responsability for the notice

To our knowledge, the information in this Notice reflects the facts: it includes all information that investors need to make an assessment of the Renault share buyback programme. It does not omit any information that may change the scope thereof.

Chairman and Chief Executive Officer
Louis Schweitzer

COB – GB

RENAULT

Exhibit F.4

SEC File No. 82-4001

03 DEC -9 AM 7:21

RENAULT

French limited company (*société anonyme*) with share capital of €1,085,610,419.58
Registered office: 13-15 quai le Gallo
92100 Boulogne Billancourt France

ENGLISH TRANSLATION OF THE "*UPDATE OF THE REFERENCE DOCUMENT*" filed on July 26, 2002 with the COB under the number D02-100

The French updated Reference Document was submitted to the Commission des Opérations de Bourse (COB) on July 26, 2002.

The changes concern those sections of the 2001 Reference Document that have seen significant developments since its filing on March 7, 2002 of the same number.

CONTENTS

1. General information about Renault and its share capital

1.1 General information about Renault

Information relating to this chapter can be found on page 12 of the Financial Report in Renault's 2001 Annual Report.

Since the Registration Document was filed with the Commission des Opérations de Bourse on March 7, 2002, the articles of incorporation of Renault (société anonyme) have been amended by the Joint General Meeting of April 26, 2002 following voting on the eleventh, twelfth and thirteenth resolutions concerning the following points:

- Eleventh resolution: to increase the number of directors appointed by the Annual General Meeting of Shareholders;
- Twelfth resolution: to reduce from six to four years the term of office of directors appointed by the Annual General Meeting of Shareholders as of April 2002;
- Thirteenth resolution: to bring the company's articles of association into conformity with the provisions of Act 2001-420 – the New Economic Regulations Act – of May 15, 2001, in order to define how the Board of Directors chooses how senior management will run the Company.

1.2 General information about Renault's share capital

Information relating to this chapter can be found on pages 4-6 of the Financial Report in Renault's 2001 Annual Report.

Since March 7, 2002, the second stage in the Alliance has been implemented and the following transactions have been undertaken:

- the **capital increase reserved for Nissan Finance Co. Ltd.** approved by the Renault Extraordinary General Meeting of March 28, 2002. The increase was made in two stages: the first on March 29, 2002 pursuant to the Board of Directors' decision of March 28, 2002, and the second on May 28 pursuant to the Board's decision of May 24 (cf. prospectus (*note d'information*), which on March 26, 2002 received visa number 02-275 from the Commission des Opérations de Bourse);

- **the sale by the French government of a portion of its stake in Renault**, to French and foreign institutional investors in April 2002, and to employees in June 2002 in accordance with the legal provisions governing the sale of shares held by the French State (cf. prospectus reviewed on May 2, 2002 by the Commission des Opérations de Bourse and registered under number 02-490).

1.2.1 Updated version of the table on page 4 of the Registration Document showing ownership of share capital and voting rights:

Ownership of Share Capital and Voting Rights at July 3, 2002

	Holding (%)	Voting rights (%)
French State (3)	***25.91***	***31.59***
Nissan Finance CO., Ltd (1)	***15.00***	-
Associated Shareholders Group (2)	***2.47***	***3.01***
Lagardère Groupe	*1.26*	*1.54*
Caisse des Dépôts et Consignations	*0.87*	*1.07*
Banque Cantonale Vaudoise	*0.34*	*0.41*
Employees (3)	***3.36***	***4.09***
Treasury stock (4)	***2.98***	-
Public	***50.28***	***61.31***
	100.00	***100.00***

(1) Nissan Finance Co Ltd cannot exercise the voting rights attaching to these shares.
(2) Natexis Banques Populaires sold at the end of June the Renault shares it held as part of the July 1996 Protocol.
(3) In accordance with the Privatization Act, 10% of the shares sold by the French State were proposed to Renault group employees. The operation took place from June 26 to July 2, 2002. On completion of the operation, 43,700 current and former employees and retirees had subscribed for 2.17 million shares for a total of €90 million, prior to the distribution of bonus shares.
(4) The Annual General Meeting of April 26, 2002 voted a further authorization (resolution eight) for the Company to repurchase its own stock. This buyback program was carried out following a decision by the Board of Directors' meeting of April 26, 2002 and was detailed in a prospectus (*note d'information*) dated June 3, 2002 and registered with the Commission des Opérations de Bourse under the number 02-660.

1.2.2. New information on capital ownership:

At July 3, 2002, Renault's share capital consisted of 284,937,118 shares with a par value of €3.81. The number of voting rights was 233,697,968. The shares are fully subscribed and paid up.

Changes in Renault's capital structure since January 2001

Date	Operation	Total capital post operation	
		In euros	In number of shares
Jan 2001	Conversion of the share capital to euro	€913,632,540.27	239,798,567 shares of €3.81
Dec 2001	Capital increase reserved for employees: 2,397,983 shares issued at €3.81	€922,768,855.50	242,196,550 shares of €3.81
Mar 2002	Capital increase reserved for Nissan Finance Co. Ltd: 37,799,462 shares issued at €50.39 (nominal value: €3.81)	€1,066,784,805.72	279,996,012 shares of €3.81
May 2002	Capital increase reserved for Nissan Finance Co. Ltd: 4,941,106 shares issued at €52.91 (nominal value: €3.81)	€1,085,610,419.58	284,937,118 shares of €3.81

1.2.3 Updated version of the table on page 6 of the Financial Report 2001 showing the performance of the Renault share:

Price and Trading Volumes of the Renault share from January 1, 2002 to July 30, 2002:

	Trading volume	**Price in €**		
		Close	**High**	**Low**
January 2002	19,167,274	44.40	45.75	39.30
February 2002	24,664,005	50.25	50.90	40.15
March 2002	20,903,084	55.00	57.35	49.41
April 2002	39,023,056	51.45	56.00	49.80
May 2002	31,468,089	52.80	57.45	51.05
June 2002	23,718,981	47.35	53.20	42.60

Renault's share price, which closed at €39.61 in 2001, increased sharply in first-half 2002. It reached a high level of €57.45 on May 17 thanks to the company's good commercial results and the publication of Nissan's annual report and its outlook for 2002. The share subsequently lost value in unfavorable stockmarket conditions caused by investor concerns about the transparency of financial statements and also by the weakening dollar.
Despite the poor performances of the market, the shares closed at €47.35 on June 28. Since January 1, Renault has been the strongest growing share in the CAC 40 index, increasing by 19.54%, while the index lost 15.71%. This increase is higher than the 2.06% gain in the European automobile index.

Renault's stockmarket performance from November 17, 1994 to June 30, 2002
(basis: IPO price).



FRF
Indice CAC 40
Cours de l'action Renault
Euros
600
550
500
450
400
350
300
250
200
150
100
75
65
55
45
35
25
15
OPV
23/02/95
09/06/95
20/09/95
29/12/95
10/04/96
23/07/96
31/10/96
12/02/97
28/05/97
05/09/97
16/12/97
26/03/98
10/07/98
20/10/98
02/02/99
13/05/99
19/08/99
26/11/99
03/03/00
15/06/00
22/09/00
29/12/00
09/04/01
16/07/01
22/10/01
30/01/02
09/05/02

(source: Reuters)

1.2.4 Update of table on page 5 of the Financial Report 2001 showing the performance of Renault redeemable shares:

Trading volume and prices of Renault redeemable shares

	Trading volume	**Price in €**		
		Close	**High**	**Low**
January 2002	15,111	299.0	301.0	297.5
February 2002	32,812	297.3	299.4	296.0
March 2002	33,959	295.1	298.2	291.2
April 2002	10,641	294.5	296.8	294.5
May 2002	24,984	296.2	296.8	294.5
June 2002	8,945	287.0	296.5	280.1

1.3 Dividends

Relevant information can be found on page 5 of the financial section of the 2001 Annual Report.

The Annual General Meeting of April 26, 2002 voted to distribute a dividend of €0.92 per share. The record date is May 15, 2002. The total amount paid for dividends came to €257.6 million.

2. Information concerning Renault's business

Presentation of the Company and the Group

Relevant information can be found on pages 2-3 and pages 30-35 of the Registration Document.

Since the Registration Document was filed on March 7, 2002, the project to accelerate the development of the bi-national Renault Nissan group, as described in the paragraph "The Renault-Nissan Alliance" (pages 30-33), was carried out in first-half 2002.

Intended to boost the performance of both companies, the second stage in the strengthening of the Renault-Nissan Alliance is now in effect. This stage entails **creating a community of interests** between the two groups, underpinned by **stronger equity ties**, and setting up a **common management team for the bi-national group** which will develop strategy and engage in common long-term planning.

This strengthening of the Alliance, which was approved by the Renault Extraordinary General Meeting of March 28, 2002, has led to the following changes in terms of capital ownership and Renault group organization:

- Capital ownership:
Renault increased its stake in Nissan from 36.8% to 44.4%. Nissan, via its wholly owned subsidiary Nissan Finance Co., Ltd, acquired a 15% equity stake in Renault, with the specification that Nissan Finance Co., Ltd. cannot exercise the voting rights attaching to these shares.
To lend weight to the stronger Alliance, the French State reduced its stake in Renault on April 2, 2002 by selling 27,306,691 shares through a private placement with institutional investors from France and abroad. A further 2,730,669 shares were made available by exercising an over-allocation option granted by the State to the banking syndicate, thus taking the number of shares sold by the government to 30,037,360. In compliance with legislation, 10% of the total number of shares sold by the State, i.e. 3,337,484 shares, was offered for sale to current and former employees of Renault SA and companies that are more than 50% owned by Renault (directly or indirectly). (See paragraph 1.2 of this document "General information about Renault's share capital" on page 3).

- **Organization of the Renault group**: Implementation of the second stage in the Alliance has led to the following developments:

The creation of Renault-Nissan b.v.

The formation of a **common management team for the bi-national group** has led to the **creation of Renault-Nissan b.v.** Renault-Nissan b.v., a company organized under Dutch law, is equally owned by Renault and Nissan Motor Co., Ltd., and has been fully operational since **April 17, 2002.**

The company's purpose is to define strategic goals and to shorten decision-making processes, thus generating stronger synergies that will help the companies achieve common objectives.

Renault-Nissan b.v. acts only within the framework of Alliance decisions agreed by Renault and Nissan Motor Co., Ltd.

Renault-Nissan b.v.'s decision-making powers with respect to Nissan Motor Co., Ltd. and Renault s.a.s. (see paragraph on Renault s.a.s below) are limited to the following areas:

- adoption of three, five and ten-year plans (strategic company projects, with quantified data)

- validation of product plans (parts of strategic projects corresponding to the design, manufacture and sale of current or future products, vehicles and components);

- decisions concerning the pooling of products and powerplants (such as platforms, vehicles, transmissions, engines and other components);

- principles of financial policy, including:

- discount rates used for studies of profitability and hurdle rates, applicable to future models and investments;
- risk management rules and the policy which applies to them;
- financing and managing cash;
- gearing strategy;
- management of common subsidiaries, Cross Company Teams (CCTs) and Functional Task Teams (FTTs), including CCT/FTT creation, modification or disbandment;

- any other subject or project assigned to Renault-Nissan b.v. jointly by Nissan Motor Co., Ltd. and Renault s.a.s.

The level of importance of these decisions corresponds to the importance of decisions that the two companies would have difficulty in taking in isolation without having checked whether they can be implemented at a global level in order to generate economies of scale.

Renault-Nissan b.v. is also empowered to propose decisions to the two operating companies Nissan Motor Co., Ltd. and Renault s.a.s. on an exclusive basis. Nissan Motor Co., Ltd. and Renault s.a.s. are free to accept or reject these proposals. However, such decisions cannot be taken unless Renault-Nissan b.v. has proposed them. Renault-Nissan b.v.'s power of initiative ensures the two partners' policies are harmonized.

These decisions are:

- the creation and the scope of activity of common subsidiaries;

- supplementary financial incentive schemes;

- significant changes in scope (geographic or in terms of products), with the specification that any change involving total expenditure greater than the euro equivalent of $100 million will be deemed significant;

- strategic investments that affect the Alliance, with the exception of product-specific investments greater than the euro equivalent of $500 million;

- strategic collaboration agreements between Nissan Motor Co., Ltd. or Renault s.a.s and any other third party.

In addition it is provided that Renault-Nissan b.v. is to receive the shares of existing common subsidiaries of Renault and Nissan Motor Co., Ltd. and the common subsidiaries that would be created in the future by a joint decision of Renault and Nissan Motor Co., Ltd..

All other aspects, whether operational, commercial, financial or labor-related, of Renault and of Nissan Motor Co., Ltd., remain strictly independent, and the corresponding decisions will be taken independently by their respective governing bodies. The two groups retain their autonomy of management, the identity of their respective brands, their employee-representative bodies, their employees and performance.

The first meeting of the alliance board took place on **May 29, 2002 in Paris**. The alliance board of Renault-Nissan b.v. is composed of just eight members: the chairman and CEO of Renault, who presides, the president and CEO of Nissan Motor Co., Ltd. who acts as vice president, three members appointed by the board of directors of Renault, acting on a proposal by its chairman, and three members designated by the board of directors of Nissan Motor Co., Ltd.. In the event of a tied vote, the president will have the casting vote. The alliance board comprises the following members:

Louis Schweitzer, President
Carlos Ghosn, Vice President
Pierre-Alain De Smedt
Georges Douin
François Hinfray
Norio Matsumura
Nobuo Okubo
Tadao Takahashi

Creation of Renault s.a.s.

The strengthening of the Alliance between Renault and Nissan Motor Co., Ltd. and the delegation of its strategic management to Renault-Nissan b.v. has made it necessary to reorganize Renault and to create a *société par actions simplifiée* (simplified joint stock company – SAS), Renault s.a.s., wholly owned by Renault and encompassing its principal assets.

Renault s.a.s. is managed by the chairman of Renault and by a board of directors comprising the same members as the board of directors of Renault.

In accordance with the contribution agreement of February 22, 2002, Renault transferred some of its assets to Renault s.a.s. This agreement was approved by Renault's Extraordinary General Meeting of Shareholders of March 28, 2002, and by the single partner of Renault s.a.s. in its decision of March 28, 2002. It took effect on April 1, 2002 with retroactive effect to January 1, 2002. As the parties opted for a demerger regime, the operation led to the transfer of all the assets and liabilities of the business contributed by Renault to Renault s.a.s., with the exception of a restricted list of items.

The net value of the contribution made by Renault was determined on the basis of the accounts of the financial year ended December 31, 2001. Assets and liabilities were valued at net book value as of December 31, 2001.

Renault s.a.s. took sole responsibility for liabilities of Renault resulting from the contribution, i.e. the two companies are not jointly and severally liable.

Under the provisions of the agreement, Renault contributed to the receiving company, under the ordinary de facto and de jure guarantees, all of the assets and liabilities, rights and securities, without reservation, comprising all of the activities of Renault at December 31, 2001, with the exception of:

- assets: (i) shares of Nissan Motor Co., Ltd. (€4,552 million), Irisbus Holding (€147 million), Nissan Diesel, Renault Nissan Purchasing Organization (RNPO, which is expected to be transferred to Renault-Nissan), Sofrastock (which has since been transformed into Renault s.a.s., the beneficiary of this contribution) and Renault treasury shares (€301 million) (ii) the financial receivables attaching to subsidiaries (€6,775 million), receivables relating to the group's tax regime (€57 million) (iii) and financial assets (including translation adjustments and other long-term investments): €398 million; the shares in the S.C.I. Plateau de Guyancourt as well as the contracts and commitments pertaining to the financing of the Technocentre.
  Equity investments or shares in subsidiaries that may be subject to third party rights or to specific restrictions are provided for in a separate instrument.

- liabilities: (i) redeemable shares (€324 million), (ii) financial liabilities and bank borrowings, including translation adjustments and provisions for exchange rate losses (€6,174 million), provisions for risks and losses (€86 million), debts and provisions relating to the group's tax regime (€374 million) and monies owed to social welfare organizations (€66 million).

It is specified that the contribution does not include the off-balance sheet commitments given or received relating to the assets and liabilities mentioned above.

Creation of a Foundation

A foundation formed by Renault and Nissan under Dutch law has the right to subscribe for preference shares and to a priority share in Renault-Nissan b.v., such that, after the issue of these shares, it holds the majority of the share capital of Renault-Nissan b.v. The Foundation is managed by a board comprising six members, including four independent members appointed jointly by Renault and Nissan. The members appointed by Renault are approved by the company's shareholders. Thus Renault's Joint General Meeting of April 26, 2002 approved the appointments, in their capacity as members of the management board of the Foundation known as "Stichting Preference Shares Renault-Nissan", of Mr. Pierre Bilger and Mr. Morris Tabaksblat, put forward by the board of directors during the meeting of February 26, 2002.

The Foundation may demand the issue of Renault-Nissan b.v. shares to its benefit in the event of a "creeping takeover", that is, where more than 15% of Renault shares and/or 15% of Nissan shares are acquired via the stockmarket or by purchasing blocks

of shares. Conversely, it may not exercise this right in the event of a tender offer for Renault and/or Nissan, as only French or Japanese regulations relating to takeovers will be applicable. In addition, the Foundation may not intervene if the buyer bought its shares from the State following an invitation to bid. The Foundation may therefore intervene only if investors other than the State should acquire a stake that is greater than 15% but less than the trigger point of 33.33%.

These preference shares and priority share will be cancelled if the stake falls below the 15% threshold or if a tender offer is filed.

The same shall apply once a period of 18 months from the date of issue has elapsed.

Greater latitude will be left to the board of directors if the Alliance is extended to a third party. In the event of the arrival of a third manufacturer possessing more than 15% of the new structure in the framework of a partnership, the foundation should not intervene.

Implementation of this second stage, while preserving the rights of Renault shareholders and the operational autonomy of the two companies, allows for the accelerated development of a powerful Renault-Nissan bi-national group with global ambitions, which today ranks among the major players in the worldwide automobile industry.

3. Assets and liabilities – Financial position – Results

Relevant information can be found on pages 14-20 of Financial Report of the 2001 Annual Report, supplemented by information dating from June 30, 2002, contained in the half-year management report in Chapter 7.

4. Administrative and management bodies, auditors

Information relating to this chapter can be found on pages 8-11 of the Registration Document/ financial section of the 2001 Annual Report.

The following changes have been made to the Board of Directors since Renault's Joint General Meeting of April 26, 2002 was held, and the eleventh, twelfth, thirteenth, fourteenth and fifteenth resolutions were passed:

- The term of office of directors appointed by the Annual General Meeting of Shareholders is reduced from six to two years, effective from 2002;
- The number of directors representing the State is reduced from five to four;
- Jean-Claude Paye's term of office is renewed for four years (personal appointment);
- Carlos Ghosn is appointed to the position as director for a period of four years.

Consequently, at June 30, 2002, the Renault Board of Directors comprises seventeen members:
Louis Schweitzer, Pierre Alanche, BNP Paribas represented by Michel Pébereau, Jean-Marie Bousset, Jean-Pierre Camescasse, François de Combret, Carlos Ghosn, Yoshikasu Hanawa, Nicolas Jachiet, Jean-Luc Lagardère, Bernard Larrouturou, Henri Martre, Jean-Claude Paye, Danièle Potvin, Franck Riboud, Jeanne Seyvet, and Robert Studer.

In addition, the terms of office of the statutory auditors and their replacements was renewed for a period of six years until the Annual General Meeting convened to approve the financial statements for 2007.

Renault Executive Committee and Management Committee at July 1, 2002:

- Louis Schweitzer.. Chairman and CEO
  Patrick Blain .... Senior Vice President, Market Area Europe
  Marie-Christine Caubet .... Senior Vice President, Market Area France
  Jean-Pierre Corniou .... Senior Vice President, Chief Information Officer
- Pierre-Alain De Smedt.. Executive VP, Industry & Technology
  Rémi Deconinck.. Senior Vice President, Product Planning
- Georges Douin.. Executive VP, Product & Strategic Planning and International Operations

	Alain Dubois-Dumée	Senior Vice President, Corporate Communications
	Jean-Baptiste Duzan	Senior Vice President, Purchasing – CEO, Renault Nissan Purchasing Organization (RNPO)
	Michel Faivre Duboz	Senior Vice President, Vehicle Engineering Development
•	Patrick Faure	Executive VP, Renault - Chairman and CEO of Renault F1
	Philippe Gamba	Chairman and Chief Executive Officer, RCI Banque
	Manuel Gomez	VP, Northern Latin America & Caribbean
	Michel Gornet	Senior VP, Manufacturing & Powertrain
•	François Hinfray	Executive Vice President, Sales and Marketing
	Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
	Patrick Le Quément	Senior Vice President, Corporate Design
•	Shemaya Lévy	Executive Vice President
	Benoit Marzloff	Senior Vice President, Strategy & Marketing
	Luc-Alexandre Ménard	Senior Vice President, International Operations
	Bruno Morange	Senior Vice President, Light Commercial Vehicles
	Pierre Poupel	Senior Vice President, Mercosur
	Alain-Pierre Raynaud	Corporate Controller
	Jean-Louis Ricaud	Senior Vice President, Quality
	Tsutomu Sawada	Senior Vice President, Advisor to the Chairman
•	Michel de Virville	Corporate Secretary General, Group Human Resources

Auditors

Statutory Auditors

Deloitte Touche Tohmatsu – represented by Mr. Olivier Azières
185, Avenue Charles de Gaulle
92200 Neuilly sur Seine

Ernst & Young Audit – represented by Mr. Dominique Thouvenin
4, rue Auber
75009 Paris

Deloitte Touche Tohmatsu was first appointed by the Joint General Meeting of June 7, 1996 for a six-year term. Ernst & Young Audit was first appointed by the French Finance Ministry on March 27, 1979 and was reappointed by the Joint General Meeting of April 26, 2002 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Alternate Auditors

BEAS – alternate for Deloitte Touche Tohmatsu
7-9, Villa Houssay
92524 Neuilly sur Seine CEDEX

Mr. Gabriel Galet – alternate for Ernst & Young Audit
Faubourg de l'Arche
92037 Paris La Défense Cedex

BEAS was appointed by the Joint General Meeting of April 26, 2002 for a six-year term. Gabriel Galet was first appointed by the Joint General Meeting of May 10, 2001. He was reappointed by the Joint General Meeting of April 26, 2002 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

5. Information concerning recent developments and outlook

On July 25, 2002, Renault published the Group's half-year management report. At that time, it also published an earnings report, which is presented in full below:

EARNINGS REPORT FIRST HALF 2002

HIGHLIGHTS AND KEY FIGURES

- Highlights: ♦ In a move to strengthen the Alliance, Renault raised its stake in Nissan to 44.4% and Nissan Finance acquired a 15% stake in Renault.

  ♦ Renault has capitalized development costs since January 1, 2002, in line with the practice of several European car manufacturers and in view of the mandatory application of IASB international accounting standards by 2005.

- Group sales worldwide: 1.28 million passenger cars and light commercial vehicles, up 1.3% due to a slight dip in Renault-brand sales (-0.8%) and a rise in sales under the Renault Samsung (+82.8%) and Dacia (+6.8%) brands.

- Renault's sales in Western Europe: In a market down 4.7%, Renault scored market share of 11.5%, compared with 10.9% in first-half 2001 – a 0.7% increase. Renault grew market share in both the passenger car market (10.9% versus 10.4% in first-half 2001) and the light commercial vehicle market (16.4% compared with 14.9% a year earlier).

- Group revenues: €19,010 million, up 4.1% on a consistent basis.

- Consolidated group operating margin: €912 million, or €570 million before IAS 38 – equivalent to 3% of revenues, compared with 1.6% in first-half 2001.

- Renault net income: €894 million, or €548 million before IAS 38, compared with €779 million in first-half 2001.

- Net financial indebtedness of industrial and commercial activities: €2,627 million at June 30, 2002, down €1,300 million in first-half 2002.

OVERVIEW

Renault increased sales and improved overall performance on declining markets in the first half of 2002. Renault was the leading passenger car brand and consolidated its No. 1 ranking in passenger cars and light commercial vehicles combined in Western Europe due to the success of new models – Clio II phase 2, Laguna II, Trafic and Vel Satis – and new dCi common-rail diesel engines. Renault moved into the No. 2 slot in the passenger car league tables in Central Europe. Renault sales suffered outside Europe on account of the ongoing crises in Turkey and Argentina and the slump in the Brazilian market. Renault's international development strategy and the Alliance with Nissan, however, fuelled sales growth in new regions, particularly Asia-Pacific and Mexico under the Renault brand and in South Korea under the Renault Samsung brand, whose sales continued to progress.

The rise in revenues was primarily due to an improved product mix in Europe and an increase in billings worldwide on the back of buoyant Renault Samsung sales. On a consistent accounting basis, operating margin recovered as Renault resisted the downturn in Europe, Renault Samsung reported success and structural costs were cut.

The Nissan Revival Plan – completed one year ahead of schedule – led to a new increase in Nissan's contribution to Renault net income. This recovery also helped reinforce Alliance structures with the creation of a strategic management body and cross-shareholdings.

OUTLOOK

In Western Europe, the trend in the car market observed in the first six months should continue and lead, in the full year, to a market decline of approximately 5%. Outside Europe, no significant change is expected in the second half. On the strength of results obtained in the first half, Renault will pursue its cost-cutting efforts and carry out the planned renewal of its product range with the launch of Espace IV and Mégane II. Against this background and for full year 2002, Renault is revising its objectives upwards and is aiming for an operating margin of around 2% of revenues before application of IAS 38.

RENAULT-NISSAN ALLIANCE

■ Strengthening the Renault-Nissan Alliance

The second stage of strengthening the Alliance is now in effect. It was made possible by Nissan's recovery and the cooperation projects undertaken, and has created a community of interests between the two companies that is underpinned by cross-shareholdings. Renault increased its stake in Nissan from 36.8% to 44.4% in March 2002 and Nissan acquired a 15% equity stake in Renault in May 2002. The Alliance also has a joint management team – the Alliance Board of Renault-Nissan bv – which has taken over from the Global Alliance Committee and is responsible for steering Alliance strategy in the mid and long term. The new Alliance Board met for the first time in Paris on May 29, with Louis Schweitzer as President and Carlos Ghosn as Vice President.

(More information about changes in the Renault group's capital structure and organization is given in the financial section of the company's web site, www.renault.com)

■ Further progress in cooperation projects between Renault and Nissan

- **Common platforms**: With the launch of the March in Japan in March 2002, Nissan was the first to use the Alliance's B platform, which Renault will use to renew its B segment. Meanwhile, Renault inaugurated the second common platform – the C platform – on Mégane II. Nissan will use the C platform for the Almera replacement.

- **Powertrain exchanges**: Renault fitted the Nissan 3.5-litre V6 engine to Vel Satis and used Nissan's four-wheel-drive transmission on Kangoo 4x4. In addition, Nissan's 3-litre diesel engine will power Master and Mascott from 2003. Nissan will incorporate a Renault-sourced manual gearbox in the Micra and Almera in 2002, along with two common-rail diesel engines made by Renault: a 1.5-litre engine in the Almera and the future Micra, and a 1.9-litre engine in the future Primera.

- **Cross-manufacturing and cross-badging**: Nissan started selling the Interstar – an adapted version of Master – in Europe in March and will launch Primastar, an adapted version of the Renault Trafic/Opel Vivaro compact van from mid-2002. The Nissan plant in Barcelona will join GM's plant in Luton in assembling the van by the end of 2002. In April, the Nissan New Frontier pickup went into production at Renault's LCV assembly plant in Brazil, which is already making the Renault Master van. In addition, since April Nissan has been assembling and marketing the Platina, a variant of the Clio saloon, under its own brand name in Mexico.

- **A boost for joint purchasing policy**: The Alliance Board agreed to reinforce the common purchasing structure RNPO, a jointly owned company set up in April 2001, by increasing joint purchases from $15 billion to $21 billion a year – an additional $6 billion that will mainly cover powertrains.

- **Joint IS company**: The Alliance Board confirmed the establishment on July 1, 2002 of Renault-Nissan Information Services (RNIS), the second joint venture between the Alliance partners after RNPO. RNIS, which will deliver global information services to Renault and Nissan's IS departments, will define a common IS policy and help implement synergies in this area.

DEPLOYMENT OF RENAULT STRATEGY IN FIRST-HALF 2002

■ Innovation and brand identity

Renault has made strengthening **brand identity** a priority in its product plan and has chosen to renew its top of the range first, emphasizing the values of innovation and daring that set the brand apart before extending the approach to the other segments in the range.

The first stage in this strategy was the launch of **Avantime** at the end of 2001 in France and in the main European countries from February 2002. Avantime, which initially went on sale with a single engine, the 3.0 V6 24V, has been available since April with two four-cylinder options, the turbocharged 2.0 16V petrol unit and the 2.2 dCi common-rail turbodiesel unit. In March 2002 the product offensive continued with the launch of **Vel Satis** in France and later in the rest of Europe. Renault is now back in the luxury saloon segment after more than 18 months' absence. Fitted with a Nissan 3.5-litre V6 engine, Vel Satis became the best-selling saloon in the segment in France just three months after it was launched. **Espace IV**, which is scheduled for launch in autumn 2002, will round out Renault's top of the range. This broad range of vehicles with a distinctive identity will give Renault the strengths it needs to become a benchmark in the segment.

With the same goal of boosting brand identity, Renault unveiled the **Mégane II** Hatch and Sport Hatch in early July, paving the way for the complete renewal of its range in the C segment, which is the biggest segment in terms of volume in the European car market. The Mégane programme – which inaugurates the

new Alliance C platform – will include seven models with clearly distinct personalities. The first six of these are due to be launched within a year, between autumn 2002 and autumn 2003.

In addition to renewing its line-up in these segments, Renault has taken steps to meet the **growing demand for diesel engines**. It sharply increased engine production capacity to 1.4 million units at the end of 2001 and now has the broadest range of direct-injection diesel engines in Europe. Renault thus witnessed a further increase in the diesel mix of its passenger car sales in Western Europe (45.4% at the end of May 2002 compared with 39.8% at the end of 2001).

Alongside the renewal of its range of products and powertrains, Renault has continued efforts to be among the best in automotive fundamentals, which are inseparable from its brand image. In terms of safety, **Laguna II** was the first vehicle on the market to be awarded the maximum score of five stars by the independent body Euro-NCAP. Renault wants **Mégane II**, which was designed to offer optimum safety in all seats, to follow in Laguna II's footsteps and become the safest car in its segment. In March Renault also finalized the shift to a **two-year manufacturer's warranty** in all Western European countries.

The company's return to **Formula 1** this year with a 100% Renault car has been another step towards strengthening the brand's image and reputation worldwide. The Renault F1 Team's results midway through the season are in line with Renault's goal of finishing fourth in the constructors' world championship this year.

- **QCD competitiveness – quality, cost and delivery times**

Improving quality and cutting costs and delivery times are an integral part of Renault's drive for competitiveness.

- Renault continued to **modernize its production facilities** to make them among the most productive in Europe. Plants were increasingly specialized, with the start-up of Vel Satis and then Espace IV on the same platform and at the same plant as Laguna II. These vehicles, comprising five different body types, are to be assembled at the Sandouville plant, which will be entirely given over to the D/E segments.

- In the area of quality, Renault and Nissan worked together to draw up a **Quality Charter** setting out operating methods and processes that the two companies have in common. The materials quality management and joint measurement systems introduced at Douai and at the new LCV plant in Brazil are some of the recommendations set out in the Charter.

- As part of the three-year plan (2001-2003) to **cut costs**, which is aiming for savings of €3 billion – on a consistent basis with 2000 as regards activities and products – Renault achieved a reduction of purchasing costs in line with its targets in the first half of 2002 and stepped up efforts to cut structural costs by curtailing administrative expenses, particularly IS-related and general expenses. Finally, R&D costs fell (regardless of the impact of applying accounting standard IAS 38).

- Mégane II enabled Renault to make further progress in **reducing development times**. The two models, the Hatch and Sport Hatch, were developed in 29 months – from the design freeze to the sign-off to sales – compared with 46 months for the previous generation, thanks to a reduction in the time taken for engineering and manufacturing. This was largely due to the vehicle project team approach worked out at the Technocentre, which brings together the design and engineering teams at the same site, enabling the process to go ahead more quickly and efficiently.

- **International development and strengthening of the Samsung and Dacia brands**

The Renault group continued to expand internationally, despite the collapse of some markets such as Turkey and Argentina, and to a lesser extent Brazil.

In **Turkey**, as the market continued to shrink, Renault adjusted production to demand and earmarked a large proportion (about 90%) for export. Despite a drop in market share, Renault maintained its lead position, due in particular to the Clio Symbol phase 2, an updated range and a sound dealer network.

In **Argentina**, Renault was hard hit by a further dwindling of the automobile market as the economy collapsed. However, the restructuring measures introduced at the end of 2001 and the devaluation of the peso blunted the impact on Renault's operating income.

In **Brazil**, Renault has been monitoring the downturn in the market and has taken steps to adjust production to demand at the Ayrton Senna plant. In the circumstances, Renault plans to start exporting some of the engines made at its powertrain plant there to Europe by the end of the year.

Looking elsewhere, Renault strengthened its positions in **Central Europe** – where the brand moved up from fifth to second place in two years to achieve market share of 11.5% thanks to an appropriate range of vehicles (Clio, Clio saloon, Mégane and Laguna) – **Eastern Europe and Russia**, the **Andean Pact** countries (especially Colombia) and the **Asia Pacific** region (namely Australia, where Renault made a

comeback in 2001). In **Mexico** Renault forged ahead thanks to the success of the 1.6-litre Clio, which has been made locally at Nissan's plants since February 2002, and Scénic.

The group continued to **strengthen its new brands**: **Dacia** made progress as the Pitesti plant and sales network were upgraded and plans took shape to launch a reliable, modern entry-level vehicle priced at €5,000 in emerging countries. **Renault Samsung Motors (RSM)** was at break-even, two years ahead of schedule. The SM5 sold extremely well, with more than 53,000 units during the first half of 2002. In September, a second model of Nissan origin, the SM3, will be added to RSM's range.

PRINCIPAL AGREEMENTS IN FIRST-HALF 2002

■ Renault sells its stake in Irisbus

The closing date of the acquisition by Iveco of Renault's 50% stake in Irisbus was January 2, 2002, and Irisbus was deconsolidated on this date. The sale of the shareholding for a total of €166 million will take place in two stages: the first involving 15% of the total capital when the deal was signed on January 2, 2002, and the other for the remaining 35% on December 31, 2002. The capital gain was recorded for the first half of 2002 on the 15% – a pre-tax gain of €10 million. The gain on the remaining 35% to be transferred at the end of the year will be recorded in the accounts for the second half of 2002.

■ Joint venture set up in the automotive telematics sector

Renault-Nissan, Ford Motor Company and PSA Peugeot Citroën announced in March 2002 that they were planning to set up an equally owned joint venture that would create a new player in the automotive telematics sector in Europe. The plan should speed up the launch of state-of-the-art telematics solutions and offer European motorists a range of top-quality services while helping to cut costs. The establishment of the new company is subject to the approval of the competition authorities.

SALES PERFORMANCE

Automobile Division:

- **In declining markets in first-half 2002, the worldwide sales[1] of the Renault group totalled 1.28 million units, up 1.3% over first-half 2001.**
- **Sales under the Renault brand fell a slim 0.8% due to the 13.8% drop in sales on depressed markets outside Europe.**
- **In Western Europe, Renault increased sales by 0.7% in a market down 4.7%. Renault won the top slot on the passenger car market with a 10.9% market share, up 0.5 of a point compared with first-half 2001, and consolidated its lead on the passenger car and LCV markets combined, reporting market share of 11.5%, up from 10.9% a year earlier.**
- **In Central Europe, the Renault brand boosted market share from 9.7% in first-half 2001 to 11.5% and ranked No. 2. Renault Samsung sales continued to grow rapidly (up 82.8%) and, buoyed by growth in the Romanian market, Dacia sales rose 6.8%.**

Finance Division:

- **RCI Banque's average loans outstanding increased by 6.6% in first-half 2002 on a consistent basis to €18 billion at June 30, 2002.**

AUTOMOBILE DIVISION

Worldwide sales of the Renault group rose 1.3% on the back of an increase in Renault Samsung sales and, to a lesser extent, in Dacia sales, while sales of Renault-brand vehicles fell just 9,800 units. Renault group sales outside Western Europe accounted for 20.4% of the total, compared with 19.9% in first-half 2001.

First-half	**2001 (*)**	**2002 (*)**	**Change**
Renault			
Western Europe	**1,012,026**	**1,018,609**	**0.7%**
Central Europe	50,288	54,246	7.9%
Turkey	21,655	7,412	-65.8%
Eastern Europe	7,795	11,387	46.1%
Latin America	78,861	68,737	-12.8%
Other international	38,358	38,841	1.3%
Worldwide (excl. Western Europe)	**196,957**	**180,623**	**- 8.3%**
Total RENAULT	**1,208,983**	**1,199,232**	**-0.8%**
Dacia			
Total DACIA (**)	**25,710**	**27,449**	**6.8%**
Renault Samsung			
Total RENAULT SAMSUNG (**)	**29,375**	**53,699**	**82.8%**
WORLDWIDE GROUP SALES	**1,264,068**	**1,280,380**	**1.3%**
o/w passenger cars	*1,093,024*	*1,104,775*	*1.1%*
o/w light commercial vehicles	*171,044*	*175,605*	*2.7%*
Worldwide group sales:			
- in Western Europe	***1,012,028***	***1,018,609***	***0.7%***
- outside Western Europe	***252,040***	***261,771***	***3.9%***

(*) Preliminary figures.
(**) Sales on local market and exports.

RENAULT BRAND

[1] The term "sales" includes registrations of new vehicles plus invoicing for certain geographic areas. In Western Europe, the figure includes sales of 20,249 unregistered vehicles in first-half 2002, compared with 18,442 in first-half 2001. In line with car industry practice, market share is calculated either from previous years' statistics from official bodies or from data derived from carmakers' internal product flows, hence sales.

Worldwide sales of the Renault brand in first-half 2002 fell 0.8% to 1,199,232 passenger cars and light commercial vehicles, compared with 1,208,983 in the first six months of 2001. The 0.7% rise in sales in Western Europe and the 7.9% gain in Central Europe did not offset the 13.8% decline outside Europe on account of the sharp slump recorded on markets where Renault had a strong presence (Turkey, Argentina and Brazil).

In **Western Europe**, Renault sales totalled 1,018,609 units, compared with 1,012,026 in first-half 2001. This 0.7% rise came in a market down 4.7%. Renault was again the leading brand on the passenger car and light commercial vehicle market in the first half of 2002, with a market share of 11.5%, up from 10.9% a year earlier, and took the No. 1 ranking in the passenger car market.

- Renault was the market leader in the **passenger car** market in the first six months of 2002, scoring market share of 10.9%, versus 10.4% at end-June 2001. This sales performance came against a backdrop of declining markets in Western Europe – down 4.6% overall. All countries except the United Kingdom and Belgium saw their markets slump. Renault's sales thus rose 0.5 of a point in a less buoyant business climate than in 2001. New models Clio and Laguna II were an all-round success, new Renault dCi engines proved increasingly popular and Mégane held out well, despite nearing the end of its life cycle.

In **France**, Renault gained 1.1 points and consolidated its ranking as the leading automotive brand with a 28% market share, up from 26.9% in the first half of 2001. Renault benefited from buoyant sales of Clio – once again the biggest-selling model in France – and Laguna. Renault had not had a top-of-the-range offering for some time and Vel Satis, which went on sale in France on March 8, was No. 1 in its segment with a 0.6-point share. All told, Renault kept its sales steady – with a slight 0.2% gain – in a market down 3.8% in the first half of 2002.

Outside France, Renault increased market share in most Western European countries:

In **Germany**, Renault recorded the strongest growth among automakers in the first half of 2002, securing a 6.4% share of the market, up from 5.7% a year earlier. Laguna II boosted overall sales in the D segment, which was down 1 point, and Clio was also a hit. Renault sales were up 9% in a market that contracted by 3.9%.
In the **United Kingdom**, Renault benefited from the market upswing (+6.2%) and bolstered market share to 7.6% from 7.1% in first-half 2001 mainly on account of the successful Clio and Laguna. Registrations rose 13.7%.
In the **Netherlands**, the market was down 6.6%, yet Renault gained 1.5 points in market share to 11% from 9.5% in first-half 2001. It was the leading brand thanks in particular to the success of segment leader Laguna II.
In **Spain**, Renault held on to its lead position with 12.3% market share, which was virtually unchanged compared with the first half of 2001. This was due to the increase in Laguna sales in 2002. Renault's sales nevertheless slid 8.9% on the back of the sharp market slump (down 9.2%).

Renault saw its market share fall in two Western European countries:

In **Belgium/Luxembourg**, the market was up just 1.5% and Renault remained the leader on the passenger car market, despite market share dropping back to 11.7% from 13.1% a year earlier.
In **Italy**, Renault's market share declined 0.3 of a point to stand at 6.7% in first-half 2002, compared with 7% a year earlier. This was due to a fall in Twingo and Mégane sales. Coupled with a major decline in the market – down 13.5% – this dwindling market share led to a 17.4% drop in Renault registrations.

Renault improved its sales performance in the first half of 2002 on account of the success of its **new models**:

- **Laguna II** gained 2.6 points in segment share to 9.1% from 6.5% in first-half 2001. It was ranked No. 2 volume brand in its class, behind the VW Passat. Thanks to a comprehensive line-up, and in particular the Sport Tourer, which accounted for one-third of volumes, Laguna won over a top-range customer base with its broad engine range and high level of equipment.
- **Clio** continued to build on its success, which was manifest in the second half of 2001 after the June launch of phase two. In first-half 2002, Clio took the No. 2 spot in the B segment for small cars with a segment share of 14.4%, compared with 12.6% a year earlier.
- **Vel Satis**, launched in early March in France and then throughout Europe, had a 2.7% share of the top-range segment and 4.1% in the month of June 2002 alone.
- **Avantime**, which went on sale with only one version available representing less than 10% of the forecast sales mix in Europe, had a 0.8% share of its segment. The range was recently expanded with 2.0 turbo and 2.2 dCi variants, which should boost sales in the second half of the year.

The two models nearing the end of their life cycle held up well:

- **Mégane** was still in the top three in its category behind the VW Golf and the Ford Focus. It had a 10.4% share of its segment, versus 11.9% in first-half 2001. Scénic sales were buoyant and Scénic was still the segment leader in Europe.
- **Espace** saw a 2.8-point decline in segment share to 17.5% from 20.3% and was ranked No. 2 in its segment behind the Ford Galaxy.

Twingo also saw its market share fall to 12% from 12.5% in first-half 2001 and the B segment was down 18%.

- Renault continued to grow its share of the **light commercial vehicle** market, taking 16.4% compared with 14.9% in first-half 2001. The market shed 6%. Renault consolidated its position as leading brand thanks to its recent range of vehicles:
  - **Kangoo** was still in the lead in the small van segment despite a 2.1-point fall in market share to 26.9% at end-June 2002.
  - In the van segment, **Master** saw its market share fall to 6% from 6.8% in first-half 2001, whereas **New Trafic** – launched in September 2001 and voted Van of the Year 2002 – scored market share of 3.9%. All told, Renault had a 10.2% share of the van segment, compared with 6.9% a year earlier.

Outside Western Europe, sales of Renault-badged **passenger cars and light commercial vehicles** dropped 8.3% to 180,623 in first-half 2002 from 196,957 a year earlier.

This decline in sales was not widespread, as Renault grew market share in a number of regions:

- In **Central Europe**, Renault sales gained 7.9% in a market that contracted by 8.3%. The situation in each country varied significantly; the Polish market – accounting for one-third of the Central European market – slid 19.8%, while other markets such as Hungary, the Baltic States and ex-Yugoslavia were all buoyant. After gaining nearly 3 points in 2001, Renault lifted its market share by an additional 1.7 points in the first half of 2002. Renault was the No. 2 brand in Central Europe with an 11.5% market share. This sales performance was largely due to the success of Clio, Mégane and Laguna.
- Renault also saw its sales grow on a number of new markets, including **Mexico**, where Scénic and above all Clio – in its 1.6-litre variant – boosted sales to over 6,000 units, compared with 780 last year, and **Australia** (with nearly 2,600 units). Sales were also up on traditional markets such as **Algeria** (9,200 units, or an increase of 74%).

However, Renault was hard hit by the ongoing crises in the Turkish and Argentine markets and a slump in Brazil:

- In **Turkey**, the market fell a further 39.5% compared with first-half 2001. After posting a significant 4.4-point gain in 2001, Renault's market share dropped 10.8 points in the first half of 2002 to total 14%. This steep decline was mainly due to the shutdown of R19 production in 2001 – the R19 had a 3.1% share of the total market that year – and no product launches in the D segment (Laguna II only went on sale in June). Other carmakers also started to reduce inventories on a massive scale – a move Renault had initiated in 2001. Sales in the first six months of 2002 came to 7,400 units – one-third of last year's first-half figure.

- In **Argentina**, the economy virtually came to a standstill and the market was down 43.5% in the first half of 2002. Renault nevertheless retained its lead position and widened its market share by 1.2 points to 20.3% from 19.1% in first-half 2001. Sales were up as Argentine customers used savings denominated in pesos to buy durable goods and the dealer network put in a sound performance.
- In **Brazil**, the market fell by 18.3% in first-half 2002 after a decline in the second half of 2001. Renault's market share fell just 0.1 of a point in this tough business climate and stood at 4.7% thanks to vigorous sales of Clio, with two limited editions and the successful Clio yahoo model – the range's entry-level vehicle. Renault continued to rank fifth in Brazil.

DACIA BRAND

Buoyed by the 22.7% growth of the Romanian market in first-half 2002, **Dacia** reported a 4.2% increase in sales of **passenger cars and light commercial vehicles** and took the lead position with 51.7% of the local market (25,900 units).

RENAULT SAMSUNG BRAND

Renault Samsung Motors continued to grow rapidly in Korea less than two years after starting up business again. The Korean market expanded 18.7% in the first half of 2002 on account of a tax incentive for car purchases that will not be renewed in the second half of the year. Renault Samsung's market share rose to 8.6% from 5.6% in first-half 2001 and sales climbed some 83% to over 53,600 units. This performance was due to the success of the SM5, which was among the three top-selling models in Korea and had a 30.5% share of its two market segments.

FINANCE DIVISION

In first-half 2002, RCI Banque financed 32.4% of Renault and Nissan registrations in Western Europe, compared with 31.45% in 2001. The proportion of registrations financed increased for both the Renault brand (33.5%, compared with 32.6% at December 31, 2001) and the Nissan brand (26.2%, up from 25% at December 31, 2001).

In the first six months of 2002, RCI Banque had processed €4,742 million in new financing contracts, compared with €4,172 million in first-half 2001 on a consistent basis – an increase of 13.7% with 512,000 new contracts (up 8.9% from 470,000 a year earlier).
RCI Banque's average loans outstanding amounted to €17,979 million at June 30, 2002, up 6.6% (versus €16,872 million on a consistent basis at December 31, 2001).

STATISTICS

MAIN RENAULT MARKETS

Registrations and market share (*)

	1st half 2001 units	1st half 2001 as a %	1st half 2002 units	1st half 2002 as a %
Passenger cars				
France	323,483	26.9%	324,110	28.0%
Germany	99,878	5.7%	108,875	6.4%
United Kingdom	89,823	7.1%	102,111	7.6%
Italy	99,571	7.0%	82,204	6.7%
Spain	94,740	12.3%	86,349	12.3%
Belgium/Luxembourg	40,940	13.1%	37,382	11.7%
Netherlands	29,499	9.5%	32,094	11.0%
Other countries in Western Europe	69,304	6.5%	73,702	7.3%
Western Europe	**847,238**	**10.4%**	**846,827**	**10.9%**
Poland	14,505	7.6%	15,834	10.3%
Central Europe (*)	**47,321**	**10.0%**	**49,591**	**11.4%**
Argentina	17,699	20.3%	10,566	21.1%
Brazil (*)	38,631	5.5%	31,007	5.2%
Turkey (*)	19,204	30.0%	5,436	17.9%
Light commercial vehicles				
France	77,852	34.3%	79,069	36.4%
Germany	8,440	7.9%	9,448	9.7%
United Kingdom	8,214	6.3%	10,072	7.5%
Italy	8,487	7.4%	11,173	10.0%
Spain	20,530	13.5%	18,030	13.3%
Belgium/Luxembourg	5,815	14.8%	4,754	15.1%
Netherlands	4,155	8.5%	4,476	9.6%
Other countries in Western Europe	12,853	3.6%	14,511	9.7%
Western Europe	**146,346**	**14.9%**	**151,533**	**16.4%**
Poland	814	6.9%	819	8.8%
Central Europe (*)	**2,967**	**7.0%**	**4,655**	**11.6%**
Argentina	3,854	15.0%	2,387	17.4%
Brazil (*)	1,018	0.8%	1,222	1.4%
Turkey (*)	2,451	10.5%	1,976	8.7%
Passenger cars and light commercial vehicles				
France	401,335	28.0%	403,179	29.3%
Germany	108,318	5.8%	118,323	6.6%
United Kingdom	98,037	7.0%	112,183	7.6%
Italy	108,058	7.0%	93,377	7.0%
Spain	115,270	12.5%	104,379	12.5%
Belgium/Luxembourg	46,755	13.3%	42,136	12.0%
Netherlands	33,654	9.3%	36,570	10.8%
Other countries in Western Europe	82,157	6.6%	88,213	7.6%
Western Europe	**993,584**	**10.9%**	**998,360**	**11.5%**
Poland	15,319	7.6%	16,653	10.2%
Central Europe (*)	**50,288**	**9.7%**	**54,246**	**11.5%**
Argentina	21,553	19.1%	12,953	20.3%
Brazil (*)	39,649	4.8%	32,229	4.7%
Turkey (*)	21,655	24.8%	7,412	14.0%
MAIN DACIA AND RENAULT SAMSUNG MARKETS				
DACIA - Romania *(cars and LCVs)(**)*	24,860	60.9%	25,896	51.7%
RENAULT SAMSUNG - Korea *(cars) (***)*	29,250	5.6%	53,641	8.6%

(*) Preliminary figures based on data supplied by official bodies or manufacturers.
(**) Based on the most recent APIA (Romanian association of car manufacturers and importers) data.
*(***) Share of the local carmakers' market.*

RENAULT – NEW CAR REGISTRATIONS IN WESTERN EUROPE BY MODEL

Passenger cars and light commercial vehicles

First half	2001 *(1)*	2002 *(1)*
Twingo	95,888	75,190
Clio	278,228	306,415
Mégane	323,603	280,118
Laguna	107,811	141,875
Safrane	948	16
Espace	37,740	27,090
Avantime	170	2,914
Vel Satis	0	10,170
Kangoo	108,016	101,428
Trafic	676	1,376
New Trafic	14	18,843
Master	35,336	29,092
Mascott	4,730	3,667
Other models (Express, Messenger, etc.)	424	166
Total new car registrations in Europe	**993,584**	**998,360**

(1) Preliminary figures.

RENAULT WORLDWIDE PRODUCTION – BY MODEL (2)

First half	2001	2002
Passenger cars		
Twingo	94,212	86,481
Clio	369,974	381,573
Kangoo	63,048	60,014
Renault 9, 12 and 19	3,693	0
Mégane	382,663	335,025
Laguna	1	0
Laguna II	136,089	149,175
Safrane	2	0
Espace	34,986	25,578
Avantime	145	3,740
Vel Satis	95	16,030
Total passenger cars	**1,084,908**	**1,057,616**
Light commercial vehicles		
Express	2,316	0
Kangoo Express	71,922	61,956
Twingo Van	1,121	1,082
Clio Van	30,688	32,105
Mégane Van	3,495	3,468
Trafic *(3)*	851	822
Master 2	51,600	43,852
Mascott	6,398	1,372
Total light commercial vehicles	**168,391**	**144,657**
Total worldwide production	**1,253,299**	**1,202,273**

(2) Production data taken from vehicle deliveries to sales entities.

(3) New Trafic production at the General Motors Europe plant in Luton, United Kingdom, was not recorded as Renault production (the proportion of New Trafic production recorded as Renault production totalled 850 units in first-half 2001 and 20,841 in first-half 2002).

GROUP RESULTS AND BREAKDOWN BY DIVISION

As already announced, Renault has decided to modify its accounting procedures for development costs. The decision was based on the practices of several European manufacturers and the fact that the IASB's international accounting standards will become mandatory by 2005. Development costs incurred since January 1, 2002 are now recognized as intangible assets, whereas in the past, they were expensed during the year in which they were incurred.

The decision has a positive impact of €342 million on operating margin and of €346 million on net income.

- **The group's consolidated revenues amounted to €19,010 million, up 4.1% on first-half 2001 on a consistent basis.**
- **Operating margin amounted to €912 million or €570 million before IAS 38, that is 3% of revenues versus 1.6% in first-half 2001.**
- **Other operating income and expenses of the group represented a charge of €101 million.**
- **The contribution of Nissan Motor to Renault's earnings was a positive €425 million in first-half 2002, or €314 million before IAS 38, compared with a positive €273 million for the same period in 2001.**
- **Renault's net income came to €894 million, or €548 million before IAS 38, compared with €779 million for first-half 2001.**
- **The net financial indebtedness of industrial and commercial activities amounted to €2,627 million, down €1,300 million on December 31, 2001.**

Group **revenues** in the first half of 2002 were up 4.1% on a consistent basis to €19,010 million.

- Revenues of the **Automobile Division** increased 3.7% on a consistent basis to €18,067 million on an increase in worldwide billings, which stemmed from growth in Renault Samsung Motors sales as well as the improved model and engine mix in Europe.
- The **Finance Division** contributed €943 million to group revenues. This represented a 10.8% like-for-like gain on the previous year, essentially reflecting the 9.5% like-for-like increase in average loans outstanding, compared with June 30, 2001.

Contribution to group revenues by Division

(€ million)	2001 published	2001 restated (1)			2002			Change 2002 / 2001 restated		
	1st half	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half	1st quarter	2nd quarter	1st half
Automobile	17,585	8,404	9,011	17,415	8,833	9,234	18,067	+5.1%	+2.5%	+3.7%
Finance	896	416	435	851	452	491	943	+8.7%	+12.9%	+10.8%
Other	351	0	0	0	0	0	0	-	-	-
Total	**18,832**	**8,820**	**9,446**	**18,266**	**9,285**	**9,725**	**19,010**	**+5.3%**	**+3%**	**+4.1%**

(1) For comparison purposes, 2001 figures have been adjusted to a basis consistent with 2002 figures. The main change, posted under "Other", stems from the deconsolidation of Irisbus following the sale to Iveco on January 2, 2002 of Irisbus shares held by Renault. In the Automobile Division, the main restatement concerns the deconsolidation of CAT following its sale on July 1, 2001. In the Finance Division, the main restatement concerns the method of consolidation of Renault Financial Services (RFS). Since December 31, 2001, RFS has been consolidated on a proportionate basis (50%). In the past, it was fully consolidated. This change took place following the redefinition by the General Meeting of Shareholders of the partnership on a 50-50 shared control basis.

Group operating margin for first-half 2002 amounted to €912 million or €570 million before IAS 38, that is an 87.5% increase compared with first-half 2001 on a consistent accounting basis. Before IAS 38, it represented 3% of revenues, versus 1.6% in first-half 2001.

With the application of **IAS 38**, development costs of €358 million were recognized as intangible assets. The impact on group operating margin at June 30, 2002 amounted to €342 million taking into account the effect

of this methodological change on the employee profit-sharing scheme. Depreciation allowances for the half-year were not significant.

Contribution to group operating margin by Division

€ million	H1 2001 published	H2 2001 published	2001 published	H1 2002	IAS 38 impact	H1 2002 before IAS 38	Change H1 2002/H1 2001 before IAS 38
Automobile	163	53	216	766	342	424	+160.1%
% of revenues	*0.9%*	*0.3%*	*0.6%*	*4.2%*		*2.3%*	
Finance	137	115	252	146		146	+6.6%
% of revenues	*15.3%*	*12.3%*	*13.8%*	*15.1%*		*15.5%*	
Other	4	1	5	0		-	n.s.
% of revenues	1.1%	0.3%	0.7%	-		-	
Total	**304**	**169**	**473**	**912**	**342**	**570**	**+87.5%**
% of revenues	**1.6%**	**1.0%**	**1.3%**	**4.8%**		**3.0%**	

The **Finance Division** contributed €146 million to group operating margin, or 15.5% of group revenues, unchanged compared with first-half 2001.

Analysing the contribution of the **Automobile Division** reveals three factors:

- The contribution of Europe remained level: Renault compensated for sustained commercial pressure with improving industrial and commercial performance, with the elimination of supply constraints on diesel engines, the success of Laguna II and Clio II and the robust performance of Scénic, as well as ongoing purchasing cost reductions.
- The improved performance of Renault Samsung Motors, which broke even in the first half, two years ahead of schedule. This improvement outweighs the deteriorating contribution of the Mercosur countries and Turkey. In Argentina, the positive effects of the restructuring measures taken last year and the devaluation of the peso cushioned the impact of the crisis on the country's contribution to group operating margin.
- The fall in research and development costs: after peaking in 2001, R&D costs fell in the first half-year, on the basis of consistent accounting standards. This can be explained by the group's product plan. Similarly, the group benefited from the decrease in administrative and IS costs, thanks to the measures aimed at tighter control and selection taken last year.

Before IAS 38, **R&D costs** for the group decreased by €138 million (-13%) to €925 million. This was equivalent to 4.9% of revenues, versus €1,063 million in first-half 2001 (5.6% of revenues).

Other operating income and expenses showed a charge of €101 million, versus income of €281 million in first-half 2001, which included capital gains of €335 million from the sale of Renault V.I. to Volvo[2]. The main expense items included restructuring costs and provisions of €44 million which comprised a €16 million adjustment to provisions set up in 1999 and 2000 to take account of employee early retirement measures in France (the CASA scheme). They also included a €27 million provision for the cost of recycling cars currently on the road in Germany and in the Netherlands, pursuant to European directive 2053 EC *(see note 12-D of the notes to the consolidated financial statements).*
Income items included the capital gain of €10 million on the purchase by Iveco of Renault's 15% stake in Irisbus.

[2] In 2001, Renault and Volvo initiated an arbitration procedure concerning the interpretation of the contribution agreement for Renault Véhicules Industriels shares, which might ultimately reduce the contribution value. For this reason, Renault set aside a provision relating to this arbitration process.
Renault believes that the outcome of the procedure will have no material impact on its financial position. There were no new developments in first-half 2002.

After allowing for other operating income and expenses, the group's **operating income** came to €811 million before IAS 38, versus €585 million in first-half 2001 (of which €335 million related to an exceptional capital gain).

Net financial items showed a loss of €53 million, versus income of €86 million in first-half 2001, which included €89 million of capital gains from the sale of BNP Paribas shares. The 2002 result included €65 million in exchange rate losses by Renault Argentina, caused by the impact of the depreciation of the Argentine peso on the subsidiary's net financial liabilities denominated in dollars. The increase in Renault's share price compared with December 31, 2001 allowed the company to reverse €53 million of the provision previously set up for treasury shares held for stock option plans.

At June 30, 2002, Renault's share in the **net income of companies accounted for by the equity method** was a positive €454 million, or €329 million before IAS 38, versus a positive €233 million on the same date in 2001.

- Renault benefited from Nissan's continued recovery. Nissan Motor's equity-accounted contribution to Renault's 2002 first-half results was a positive €425 million after goodwill amortization. Before IAS 38, this contribution amounted to €314 million versus a profit of €273 million in first-half 2001 *(see note 7 of the notes to the consolidated financial statements)*. Since March 1, 2002, Renault's share in the restated net income/loss of Nissan has been determined on a 44.4% basis.

- AB Volvo's equity-accounted contribution to Renault's result was a positive €51 million after goodwill amortization and including the €14 million impact of IAS 38 *(see note 8 of the notes to the consolidated financial statements)*.

- Other equity-accounted affiliates (principally Mais and Teksid) generated a loss of €22 million for Renault at June 30, 2002, compared with a loss of €47 million at June 30, 2001.

At June 30, 2002, **current and deferred taxes** represented a net charge of €285 million or €164 million before IAS 38, compared with a net charge of €131 million for the same period in 2001. The effective tax rate was 23.5%. Application of IAS 38 was reflected in the accounts by a deferred tax charge of €121 million.

Renault's **net income** came to €894 million, or €548 million before IAS 38, compared with €779 million for first-half 2001 (of which €424 million related to exceptional capital gains). This corresponded to earnings per share of €3.53 or €2.17 before IAS 38. Taking account of cross-shareholdings, the number of shares was calculated by neutralizing 44.4% of the Renault shares held by Nissan. At June 30, 2001, earnings per share were €3.25.

Implementation of **IAS 38** had a neutral impact on net financial indebtedness. The positive effects of applying this standard to cash flow (€344 million) and on the change in the working capital requirement (€14 million) were identical to the increase in intangible investments relating to the capitalization of development costs (€358 million).

At June 30, 2002, and before IAS 38 (€344 million), Renault posted an increase in **cash flow,** which amounted to €1,615 million, versus €1,254 million at June 30, 2001. This improvement stemmed mainly from the upturn in group operating margin. Cash flow also included the positive impact of dividends received from Nissan Motor (€117 million, versus €99 million in first-half 2001) and from AB Volvo (€77 million in first-half 2002, whereas in 2001, AB Volvo dividends were subtracted from the acquisition price of the shares).

With a pre-IAS 38 value of €358 million, **capital expenditure in property, plant and equipment and intangible assets** net of disposals fell to €1,186 million at June 30, 2002 (compared with €1,286 million at June 30, 2001). This item essentially comprised capital expenditure by industrial and commercial activities (€1,113 million, versus €1,216 million in first-half 2001) which represented 6.2% of the revenues of these activities (compared with 6.8% in first-half 2001).

Actions carried out as part of the second stage of the plan to strengthen the Renault-Nissan Alliance had a significant impact on the group's cash flows:

- Renault increased its stake in Nissan Motor from 36.8% to 44.4%, bringing **equity investments net of disposals** at June 30, 2002 to €1,904 million (including €1,875 million for this reserved rights issue), compared with net disposals of €224 million in first-half 2001.
- Conversely, Renault received cash inflows of €2,198 million stemming from the favourable impact of two **capital contributions** corresponding to:
  - the acquisition of a 15% stake by Nissan Finance for a net €2,158 million;
  - the December 2001 share issue reserved for group employees which raised €40 million.

There were no capital contributions in first-half 2001.

More specifically, the **net financial indebtedness of industrial and commercial activities** decreased by €1,300 million, compared with December 31, 2001. It came to €2,627 million, and included redeemable shares of €342 million, versus €3,927 million on December 31, 2001.

This sharp decline stemmed, in particular, from:

- an upturn in operating revenues and income from industrial and commercial activities, with stronger cash flow (pre-IAS 38) of €1,471 million in first-half 2002 and a further decrease (€395 million or €367 million excluding the effect of the Technocentre renegotiation) in the working capital requirements, which comfortably financed net capital expenditure in property, plant and equipment and intangible assets (€1,113 million before IAS 38);
- the three equity-related transactions mentioned above, for a net total of €323 million, as well as dividend payments by Renault (-€250 million) and Oyak (-€12 million);
- the renegotiation of financing terms for the Technocentre, which reduced debt by €203 million (*see note 12-A of the notes to the consolidated financial statements*);
- a positive impact of €307 million resulting from foreign currency translations, in particular, involving the debts of Brazilian and Argentine companies (€141 million and €100 million, respectively) as well as Renault's yen-denominated debts (€91 million).

In first-half 2002, the **shareholders' equity** of the group rose €1,252 million and amounted to €11,303 million. Before IAS 38, shareholders' equity rose by €906 million and amounted to €10,957 million at June 30, 2002, compared with €10,051 million at December 31, 2001.

This change stemmed mainly from:

- recognition of the net income for first-half 2002 of €894 million;
- the two capital increases reserved for Nissan Finance, which resulted in a net increase in Renault shareholders' equity of €1,196 million, after deducting 44.4% of the gross €2,166 million corresponding to Renault's share in Nissan;
- the distribution of €235 million in dividends for FY 2001.
- the €417 million reduction in the fair value of the assets and liabilities of Nissan (36.8%), following Renault's exercise of warrants to increase its stake in Nissan. This restatement was essentially due to the decline in the Japanese property market and to the decrease in the value of investments to hedge against Japanese companies' pension commitments. *(see note 7 of the notes to the consolidated financial statements, point B – footnotes c and d).*
- the negative €186 million movement in translation adjustments primarily includes the impact of the devaluation of the Argentine peso (-€175 million), the Brazilian real (-€53 million) as well as the impact of yen fluctuations (€104 million).

RENAULT GROUP
CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
for the period ended
June 30, 2002

Condensed Consolidated Income Statement **(in EUR million)**	**First half-year 2002** **(a)**	**First half-year 2002** **Pro forma (b)**	**First half-year 2001**	**Year 2001**
Sales of goods and services	18,137	18,137	17,978	34,617
Sales financing revenues	873	873	854	1,734
Revenues (note 3)	**19,010**	**19,010**	**18,832**	**36,351**
Cost of goods and services sold	(14,671)	(14,657)	(14,434)	(28,240)
Cost of sales financing	(567)	(567)	(580)	(1,165)
Research and development expenses (note 1)	(569)	(925)	(1,063)	(1,935)
Selling, general and administrative expenses	(2,291)	(2,291)	(2,451)	(4,538)
Operating margin	**912**	**570**	**304**	**473**
Other operating income and expenses (note 4)	(101)	(101)	281	231
Operating income	**811**	**469**	**585**	**704**
Financial income (expense) (note 5)	(53)	(53)	86	(64)
Share in net income of Nissan Motor (note 7)	425	314	273	497
Share in net income of AB Volvo (note 8)	51	37	7	(26)
Share in net income (loss) of other companies accounted for by the equity method	(22)	(22)	(47)	(91)
Group pre-tax income	**1,212**	**745**	**904**	**1,020**
Current and deferred taxes (note 6)	(285)	(164)	(131)	(67)
Group net income	**927**	**581**	**773**	**953**
Minority interests (note 10)	(33)	(33)	6	98
Renault net income	**894**	**548**	**779**	**1,051**
Earnings per share (in EUR) (note 9)	**3.53**	**2.17**	**3.25**	**4.38**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.

(b) Without capitalization of research and development expenses, for comparison purposes.

Condensed Consolidated Balance Sheets **(in EUR million)**	**First half-year 2002** **(a)**	**First half-year 2002** **Pro forma (b)**	**Year 2001**
Assets			
Intangible assets, property, plant and equipment (note 1)	10,603	10,247	10,525
Investments in companies accounted for by the equity method:	7,801	7,676	6,985
- Nissan Motor (note 7)	*6,137*	*6,026*	*5,287*
- AB Volvo (note 8)	*1,432*	*1,418*	*1,469*
- Other companies	*232*	*232*	*229*
Other investments and financial assets	566	566	607
Deferred tax assets	1,376	1,497	1,668
Inventories	5,011	5,011	4,832
Sales financing receivables	17,617	17,617	16,845
Trade receivables	2,627	2,627	2,465
Other receivables and prepaid expenses	2,260	2,260	1,985
Loans and marketable securities	2,519	2,519	2,082
Cash and cash equivalents	4,426	4,426	2,135
Total assets	**54,806**	**54,446**	**50,129**
Shareholders' equity and liabilities			
Shareholders' equity (note 9)	11,303	10,957	10,051
Minority interests	379	379	385
Deferred tax liabilities and provisions for risks and liabilities	3,566	3,566	3,450
Interest-bearing borrowings (note 10):	25,708	25,708	23,491
- Industrial and commercial activities	8,584	8,584	7,451
- Sales financing activities	17,124	17,124	16,040
Trade payables	7,690	7,690	7,246
Other liabilities and deferred income	6,160	6,146	5,506
Total shareholders' equity and liabilities	**54,806**	**54,446**	**50,129**

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.

(b) Without capitalization of research and development expenses, for comparison purposes.

Changes in consolidated shareholders' equity (in EUR million)	Number of shares (in thousands)	Share capital	Share premium account	Translation adjustment	Reserves and Retained earnings	Total
Balance at December 31, 2000	239,798	914	2,367	551	5,820	9,652
Capital increase	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment				(501)		(501)
2001 net income					1,051	1,051
Balance at December 31, 2001	242,196	923	2,420	50	6,658	10,051
Capital increase (a)	42,741	163	1,033			1,196
Dividends					(235)	(235)
Change in translation adjustment				(186)		(186)
1st half 2002 net income (b)					894	894
Other changes (c)					(417)	(417)
Balance at June 30, 2002	284,937	1,086	3,453	(136)	6,900	11,303

Details of items contributing to changes in consolidated shareholders' equity in the first half of 2002 are given in note 9.

(a) Including the neutralization corresponding to Renault's share of Nissan's capital (44,4%) (note 2.1)

(b) Including the impact, net of taxes, of the capitalization of research and development expenses incurred from January 1, 2002 (EUR 346 million) (note 1.1).

(c) Impact of the Nissan capital increase reserved for Renault (note 2.1)

Condensed statements of consolidated cash flows (in EUR million)	First half-year 2002 (a)	First half-year 2002 Pro forma (b)	First half-year 2001	Year 2001
Renault net income	894	548	779	1,051
Depreciation and amortization	971	969	921	1,777
Other	94	98	(446)	(1,140)
Cash flow	**1,959**	**1,615**	**1,254**	**1,688**
Increase in sales financing receivables	(975)	(975)	(1,190)	(2,227)
Net change in interest-bearing borrowings for the sales financing activity	750	750	974	1,685
Decrease (increase) in working capital requirements	363	349	748	1,951
Cash flows from operating activities	**2,097**	**1,739**	**1,786**	**3,097**
Nissan capital increase reserved for Renault (note 2.1)	(1,875)	(1,875)		
Other acquisitions of investments, net of cash acquired	(82)	(82)	9	(109)
Purchases of property, plant and equipment and intangibles	(1,813)	(1,455)	(1,481)	(3,205)
Disposals, other	489	489	397	1,224
Cash flows from investing activities	**(3,281)**	**(2,923)**	**(1,075)**	**(2,090)**
Proceeds from shareholders	40	40	-	-
Dividends distributed	(263)	(263)	(261)	(260)
Renault SA capital increase reserved for Nissan (note 2.1)	2,158	2,158		
Net change in interest-bearing borrowings for industrial, commercial and other activities	1,643	1,643	726	(155)
Cash flows from financing activities	**3,578**	**3,578**	**465**	**(415)**
Net increase in cash and cash equivalents	**2,394**	**2,394**	**1,176**	**592**

Opening balance	2,135	2,135	1,812	1,812
Increase (decrease)	2,394	2,394	1,176	592
Impact of exchange rate changes	(103)	(103)	(215)	(270)
Closing balance	4,426	4,426	2,773	2,135

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.

(b) Without capitalization of research and development expenses, for comparison purposes.

CONDENSED INFORMATION BY DIVISION

(in EUR million)	Automobile Division	Finance Division	Eliminations (c)	Consolidated total
1st half 2002 (a)				
Revenues	18,315	1,045	(350)	19,010
Interdivision transactions (d)	(248)	(102)	350	
Contribution to consolidated revenues	18,067	943		19,010
Operating margin	766	146		912
Consolidated operating income	662	139	10	811
1st half 2002 (b)				
Revenues	18,315	1,045	(350)	19,010
Interdivision transactions (d)	(248)	(102)	350	
Contribution to consolidated revenues	18,067	943		19,010
Operating margin	424	146		570
Consolidated operating income	320	139	10	469
1st half 2001				
Revenues	17,742	994	96	18,832
Interdivision transactions (d)	(157)	(98)	255	-
Contribution to consolidated revenues	17,585	896	351	18,832
Operating margin	163	137	4	304
Consolidated operating income	84	163	338	585
Year 2001				
Revenues	34,245	2,028	78	36,351
Interdivision transactions (d)	(404)	(200)	604	-
Contribution to consolidated revenues	33,841	1,828	682	36,351
Operating margin	216	252	5	473
Consolidated operating income	106	261	337	704

(a) As of January 1, 2002, Renault capitalizes research and development expenditure (note 1), with no retroactive effect to 2001.

(b) Without capitalization of research and development expenses, for comparison purposes.

(c) In 2001, « Eliminations » included data for the Irisbus subsidiary's « Coach and bus » activity, and the EUR 335 million gain on the sale of Renault VI to Volvo (in the first half of 2001). Irisbus was deconsolidated as of January 2, 2002 following the partial sale of the company at that date (note 2.2). A EUR 10 million gain on sale was recorded under "Eliminations" for the first half-year.

(d) Interdivision transactions are carried out under near-market conditions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The Renault Group consolidated half-year financial statements have been prepared in accordance with current French accounting regulations regarding interim financial statements. The accounting policies adopted are unchanged from the 2001 annual financial statements, with the exception of those described below.

1.1. Research and development expenses:

In keeping with changes in the practice of several European vehicle manufacturers and in preparation for the compulsory application of IASB international accounting standards from 2005, as already announced, Renault has decided to introduce a new accounting policy for research and development expenses. As of January 1, 2002, these expenses are capitalized as intangible assets (previously they were recorded as costs in the year incurred).

Capitalizable research and development expenses are expenses incurred between the approval of the decision to begin development and implement production facilities for a vehicle or part (e.g. engine or gearbox), and the subsequent approval of the design for mass production. They are amortized from the date of approval for mass production, over a maximum period of five years.

As a result of this change, in the first half of 2002 the Group capitalized expenses incurred between these two milestones totalling EUR 358 million for fully consolidated entities (of which EUR 2 million were amortized during the period), and EUR 111 million and EUR 14 million respectively for Nissan Motor and Volvo, corresponding to Renault's share, net of taxes, of those companies' research and development expenses.

Including profit sharing and tax, the effect of this new policy increased Renault net income by EUR 346 million.

1.2. Investment property:

In applying IAS 40, Renault opted to state investment property in the balance sheet at depreciated cost (less any accumulated impairment losses).

These assets are recognized by the Group as follows (in EUR million):

	June 30, 2002
Gross value:	145
Depreciation:	(80)
Net value:	65
Fair value	315

This category of assets mainly concerns land and buildings due to be sold, located in the Billancourt zone. The timing and price of the sale will be affected by the regulatory environment (approval by the authorities is required) and the progress of the development planned by the purchasers.

1.3. Application of international accounting standards from 2005:

At June 30, 2002, the principal difference between Renault accounting policies and international standards that could have an impact on the Group's financial statements when application of IASB standards becomes compulsory in 2005 concerns the "Financial instruments" standard (IAS 39). The Group intends to apply this standard as soon as possible, before 2005, once it is finalized and has been adopted by French regulations.

2. OPERATIONS AFFECTING THE SCOPE OF CONSOLIDATION

With the exception of the consequences of the Nissan and Irisbus operations described below, the other changes in the scope of consolidation in the first half of 2002 did not have a material impact on the Group financial statements.

2.1. Reinforcement of the Renault /Nissan Alliance:

- Nissan capital increase reserved for Renault:

In accordance with the terms of the 1999 and 2001 agreements between Renault and Nissan, on March 1, 2002 Renault exercised stock purchase warrants at the agreed price of 400 yen per share for a total cost of EUR 1,875 million, thus raising its equity investment in Nissan from 36.8% to 44.4%.

Under regulation CRC 99.02, this transaction was recorded as follows in the financial statements:

- Provisional goodwill of EUR 89 million was recognized, to be amortised over the residual amortisation period of the goodwill generated in 1999, i.e. 17 years.

- The Group's reserves included EUR (417) million relating to the decrease in the fair value of Nissan's identifiable assets and liabilities between March 1999 and March 1, 2002 (portion corresponding to Renault's 36.8% stake held since 1999). This decrease in fair value mainly results from the decline in the Japanese property market and the value of funds invested to cover pension commitments in Japan (note 7-B).

- Renault capital increase reserved for Nissan:

Continuing the relationship begun with the agreements signed in 1999 and 2001, Nissan acquired 15% of the capital of Renault SA for a total of EUR 2,166 million (EUR 2,158 million net of capital increase expenses included in the share premium) through two subscriptions, on March 29 and May 24, 2002 respectively.

This capital increase led to a EUR (962) million elimination in Renault's consolidated shareholders' equity, corresponding to 44.4% of the subscriptions (EUR 2,166 million) representing the Renault's share of Nissan's capital.

2.2. Sale of Renault's investment in Irisbus:

The European Commission approved the agreement between Renault and Volvo subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

On January 2, 2002, Renault and Iveco signed an agreement to transfer Renault's stake in Irisbus to Iveco for a total of EUR 166 million, scheduled as follows:

- 15% of the capital of Irisbus was transferred at January 2, 2002. Following this stage of the transaction, Renault recorded a gain on the sale of EUR 10 million in "Other operating revenues and expenses", and deconsolidated its residual stake in Irisbus.

- the residual stake (35% of shares in Irisbus) is to be transferred at December 31, 2002. At that date, the Group will record an additional gain on sale of EUR 24 million.

The overall gain on this sale will thus total EUR 34 million.

3. REVENUES BASED ON IDENTICAL GROUP STRUCTURE AND METHODS

(in EUR million)	Automobile Division	Finance Division	Other	Consolidated total
Revenues for first half 2001 as published	**17,585**	**896**	**351**	**18,832**
Sale of Irisbus (note 2.2)			(351)	(351)
Sale of the CAT group in July 2001	(163)			(163)
Other changes in scope of consolidation	(7)	(45)		(52)
Revenues for first half 2001 based on identical structure and methods to first half 2002	**17,415**	**851**	**0**	**18,266**

4. OTHER OPERATING INCOME AND EXPENSES, NET

(in EUR million)	1st half-year 2002	1st half-year 2001	Year 2001
Gains and losses on sales of operating subsidiaries	10	335	632
Restructuring and workforce adjustment costs and provisions	(44)	(32)	(204)
Gains and losses on sale of property, plant and equipment and intangible assets (except vehicle sales)	(18)	(7)	(24)
Amortization of goodwill on acquisition of consolidated companies	(11)	(7)	(9)
Items of an unusual nature or abnormally high amount	(38)	(8)	(164)
Total	**(101)**	**281**	**231**

<u>Gains and losses on sales of operating subsidiaries:</u>

For the first half-year of 2002, this item included the gain on the partial sale of Irisbus (note 2.2).

In 2001, it included:

- in the first half-year, a EUR 335 million gain on the sale of the Renault VI subgroup,
- in the second half-year, a EUR 318 million gain on the sale of the CAT subgroup.

Restructuring and workforce adjustment costs and provisions:

For first half 2002, this item mainly includes:

- EUR 16 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" early retirement system,
- EUR 9 million of provisions recorded by Renault Spain for the costs of voluntary retirements expected under the terms of the plan, which was set up in 2000.

In 2001, it principally included:

- EUR 53 million of provisions recorded by the subsidiary Renault Spain for the costs of voluntary retirements expected in 2002 under the terms of an early retirement plan for employees aged 57 and a half or more set up in 2000.
- EUR 41 million of costs and provisions for the implementation of workforce adjustment measures by Renault Argentina.
- EUR 39 million resulting from the adjustment to present value of provisions established in 1999 and 2000 for the "CASA" system.

Items of an unusual nature or abnormally high amount:

In view of a new EC directive, which from 2007 will oblige vehicle manufacturers to dispose of vehicles no longer fit for use free of charge to the last owner, the Group established a provision of EUR 27 million during the first half of 2002. This provision concerns vehicles sold in Germany and the Netherlands, where the directive has already been incorporated into local regulations (note 12-D).

In 2001, "Items of an unusual nature or abnormally high amount" mainly comprised depreciation on the assets of the Argentinian subsidiary.

5. FINANCIAL INCOME (EXPENSE)

The net financial expense for the first half-year of 2002 includes Renault Argentina's foreign exchange losses (EUR 65 million) and reversals of provisions for depreciation of treasury shares held for stock option plans (EUR 53 million).

Financial income for first half 2001 included net income of EUR 89 million on the sale of BNP securities.

6. CURRENT AND DEFERRED TAXES

Current and deferred taxes for first half 2002 are calculated based on an estimated effective rate for the full year, adjusted to take into account operations specific to the period.

For the first half-year, the effective tax rate is 23.5%. The difference between this and the standard French rate of 35.4% is mainly (14%) due to the impact of the share in net income of companies accounted for by the equity method (principally Nissan).

7. INVESTMENT IN NISSAN MOTOR ACCOUNTED FOR BY THE EQUITY METHOD

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at March 31. Consequently, the Renault Group consolidated financial statements for the first half-year of 2002 use the equity method to include the consolidated financial statements of Nissan Motor for the period October 1, 2001 – March 31, 2002, after adjustments for the purposes of the Renault consolidation.

(In EUR million)	Net goodwill on acquisition	Share of net assets	Total
At December 31, 2001	**732**	**4,555**	**5,287**
First half 2002 net income	(21)	446	425
Acquisition of 7.6% of Nissan (note 2.1)	89	1,369	1,458
Dividend paid	-	(117)	(117)
Translation adjustments and other	-	46	46
At June 30, 2002 before neutralization of 44.4% of the capital increase reserved for Nissan	800	6,299	7,099
Neutralization of 44.4% of the Renault capital increase reserved for Nissan (note 2.1)	-	(962)	(962)
At June 30, 2002	**800**	**5,337**	**6,137**

A - NISSAN MOTOR CONSOLIDATED FINANCIAL STATEMENTS (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements at March 31, 2002, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statements (key figures) (in billions of yen)	**year ended 31/03/2002**	**1st half-year 1/04/2001 - 30/09/2001**	**2nd half-year 1/10/2001 - 31/03/2002**
Revenues	6,196.2	2,977.5	3,218.7
Operating income	489.2	188.8	300.4
Current income	414.7	160.3	254.4
Exceptional items	(50.5)	5.1	(55.6)
Pre-tax income			
Net income (in billions of yen)	**372.3**	**230.3**	**142.0**

Summarized balance sheets *(in billions of yen)*	**At March 31, 2002**	**At September 30, 2001**
Property, plant and equipment	2,879	2,759
Other fixed assets	816	663
Other assets	3,240	2,764
Cash and cash equivalents	280	182
Total Assets (in billions of yen)	**7,215**	**6,368**
Shareholders' equity	1,620	1,159
Minority interests	78	76
Long-term financial liabilities	1,605	1,525
Other long-term liabilities	904	841
Short-term financial liabilities	1,425	1,284
Other liabilities	1,583	1,483
Total Shareholders' Equity and liabilities (in billions of yen)	**7,215**	**6,368**

B - CHANGES IN RESTATED SHAREHOLDERS' EQUITY

(in billions of yen)		September 30, 2001	Half-year net income	Capital increase	Other changes	March 31, 2002
Shareholders' equity under Japanese GAAP after capital increase		1,159	142	221	98	1,620
Restatements for Renault Group requirements:						
- Restatement of fixed assets		843	(66) (a)	(102)	(1)	674.
- Pension liabilities		(325)	12	(50)	-	(363)
- Dividend paid in May 2002		-	-	-	(34)	(34)
- Capitalization of research and development expenses		-	57 (b)	-	-	57
- Other restatements		(297)	(14)	20	(8)	(299)
- Total restatements		221	(11)	(132) (c)	(43)	35
Net assets restated for Renault Group requirements		1,380	131	89	55	1,655
Renault's share of net assets (before neutralization of 44.4% of the Renault capital increase reserved for Nissan)		36.8 %				44.4 %
- in billions of yen		509	50	158	18	735
- in millions of euros		**4,555**	**446 (e)**	**1,369 (d)**	**(71) (f)**	**6,299**

Before neutralization of 44.4% of the Renault capital increase reserved for Nissan, the restatements for Renault consolidation purposes for the first half of 2002 comprise the following:

(a) Inclusion by Renault of (24.6) billion yen corresponding to the expected loss on the sale of the Murayama industrial site, and (34.2) billion yen in adjustment of the gains on sales of land undertaken during the period. Renault determines gains and losses on sales by reference to the fair value of the assets sold, as measured upon the initial acquisition, whereas Nissan refers to the historical value as recorded in its accounts.

(b) Research and development expenses incurred over the half-year were capitalized, as described in note 1.1.

(c) For the purposes of the Nissan capital increase reserved for Renault, Nissan's identifiable assets and liabilities were restated to fair value. The resulting adjustments reflect the fall in the fair value between the first acquisition and March 1, 2002, mainly due to the decline in the Japanese property market and in the value of funds invested to cover pension commitments for the Japanese companies.

(d) The impact of the acquisition of 7.6% of the capital of Nissan includes the share in net assets purchased: EUR 1,786 million, and the impact of the decrease in fair value of Nissan's identifiable assets and liabilities insofar as it concerns the 36.8% held since 1999: EUR (417) million.

(e) As of March 1, 2002, Renault's share in the net restated assets of Nissan is determined on the basis of a 44.4% investment.

(f) "Other changes" in euros mainly comprises changes in the translation adjustment.

C - HEDGING OF THE INVESTMENT IN NISSAN MOTOR:

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

On July 21, 1999 Renault undertook an initial partial hedge by issuing 7-year bonds totalling EUR 500 million. A foreign currency swap was undertaken to convert this issue into yen.

On June 1, 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of December 15, 2000, renewed at that date until December 31, 2001 and subsequently to December 31, 2002. The Group intends to renew this contract until December 2003, and also entered into an interest rate swap with a completion date of December 15, for an identical nominal value.

On September 27, 2001, Renault undertook an issue of 5-year bonds in Japan with total nominal value of 50 billion yen.

On June 26, 2002, Renault undertook an issue of 7-year bonds with total nominal value of EUR 1 billion. A foreign currency swap was undertaken to convert this issue into yen.

Also in June 2002, Renault concluded forward sales of yen with completion dates in July and September 2002, for a total value of 98.3 billion yen.

D - OPERATIONS BETWEEN THE RENAULT AND NISSAN GROUPS

The Renault and Nissan Groups have common strategies for vehicle and part development, purchasing, and production and distribution resources.

The scope of this cooperation is due to expand progressively throughout the alliance, but did not generate any significant financial exchanges between the two groups in the first six months of 2002.

During first-half 2002, the main transactions between the two groups were the following:

- In vehicle manufacturing, Renault sells CKDs to Nissan's industrial subsidiaries in Mexico (the Clio) and Spain (the new Trafic). Since March 2002, Renault has also produced Nissan-badged Master vans, purchased by Nissan for sale through its own network.

- Renault and Nissan are continuing development of a second common platform dedicated to the C segment (mid-range vehicles), intended for the future Megane and Almera.

- In Brazil, Renault supplies Nissan with assembly services for its Frontier pick-up.

- Renault uses Nissan's V6 3.5 litre petrol engine for Vel Satis, and a Nissan 4-wheel drive unit for the Kangoo.

- Since late January 2002, Renault's Cacia plant in Portugal has been supplying ND6 gearboxes to Nissan's Sunderland plant in the UK. 10,000 gearboxes were delivered during the first six months of the year, the annual average being 50,000 units.

- Meanwhile, Renault and Nissan are continuing to reorganize their Western European sales network. Renault supplies Nissan with back office services in each country. In Germany, Switzerland and the Netherlands, Renault has absorbed the local Nissan subsidiary and sells Nissan vehicles under a commission arrangement.

8. INVESTMENT IN AB VOLVO ACCOUNTED FOR BY THE EQUITY METHOD

Details are as follows:

(in EUR million)	Net provisional goodwill	Share in net assets	Total
At December 31, 2001	**(219)**	**1,688**	**1,469**
Dividend paid	-	(77)	(77)
Net income, 1st half 2002 (a)	12	39	51
Translation adjustment	-	(11)	(11)
At June 30, 2002	**(207)**	**1,639**	**1,432**

(a) including capitalized research and development expenses, amounting to EUR 14 million net of tax.

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo in first half 2002 was 21.05%.

9. SHAREHOLDERS' EQUITY

Transactions concerning Renault SA share capital:

The Renault SA capital increase reserved for Nissan is described in note 2.1.

On April 2, 2002, as part of the continuing reinforcement of the Renault-Nissan Alliance, the French government sold part of its investment in Renault. In accordance with French law, 10% of the shares sold by the French state (corresponding to 3,337 thousand shares) were offered to employees and former employees of the Renault Group on June 26, 2002. On July 3, 2002, 2,169 thousand shares (before allocation of bonus shares) have been subscribed by employees. After this operation, the French government's share of Renault capital amounts to 25.91%.

Distributions

At the Annual General Shareholders' Meeting of April 26, 2002, it was decided to distribute EUR 257.6 million in dividends (EUR 0.92 per share), paid on May 15, 2002. This distribution includes the new shares created in the March 29, 2002 capital increase reserved for Nissan.

In view of Renault's stake in Nissan's capital and the treasury shares held, the dividend distribution recorded in shareholders' equity for first half 2002 amounted to EUR 235 million.

Treasury shares

In accordance with decisions approved at the General Shareholders' Meetings of May 10, 2001, June 10, 1999 and June 11, 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans awarded to Group executives and managers. In compliance with French accounting regulations, these shares are recorded under Marketable Securities at a net value of EUR 334 million at June 30, 2002 (EUR 282 million at December 31, 2001). Under IASB standards, these shares would be recorded as a charge against shareholders' equity.

Earnings per share

The weighted average number for the first half year 2002 includes shares created by the capital increase reserved for Nissan, after neutralization of the portion corresponding to Renault's percentage holding in Nissan.

10. INTEREST-BEARING BORROWINGS

On June 26, 2002, Renault SA undertook a 7-year bond issue with total nominal value of EUR 1 billion.

Renault Crédit International also undertook two bond issues during the first half of 2002, for total value of EUR 950 million, comprising:
- a 2-year bond issue, with nominal value of EUR 200 million;
- a 6-year bond issue, with nominal value of EUR 750 million.

Renault Crédit International redeemed bonds that had matured for a total of EUR 350 million.

11. NET FINANCIAL INDEBTEDNESS (excluding sales financing)

(in EUR million)	June 30, 2002	December 31, 2001
Redeemable shares	342	324
Bonds	3,583	2,646
Other interest-bearing debts	5,185	4,956
Investment loans	(2,036)	(2,037)
Treasury stock	(334)	(282)
Other marketable securities	(55)	(103)
Cash and cash equivalents	(4,058)	(1,577)
Net financial indebtedness	**2,627**	**3,927**

Total trade receivables permanently assigned to non-Group banks by the Automobile Division amounted to EUR 160 million at June 30, 2002 (EUR 323 million at December 31, 2001).

12. OTHER INFORMATION

A. Guyancourt Technocentre

In March 1995, the Group signed an agreement with a group of investors under which the Technocentre, a single site combining Renault new-vehicle research and development units, would be built by a real estate company 15%-owned by Renault and 85% by the investors. This company leased the centre to Renault at prevailing market rents under a lease expiring at the end of 2010. The agreement gave Renault the option to acquire the Technocentre at its initiative, at any time between 2000 and 2010.

This agreement was renegotiated during the first half of 2002, when a further investment was made for the construction of the second stage of the Technocentre complex, due to be completed in late 2002. Under the terms of the new agreement, concluded on June 25, 2002:
- Renault withdrew from the real estate company by selling its 15% of shares to the group of investors (this has no significant impact on the Renault financial statements), and the advances previously made by Renault to the real estate company have been repaid.
- a new 11½-year lease was signed at market prices, resulting in an annual saving on rental of approximately EUR 15 million. The undiscounted rental fee for the remaining period is estimated to EUR 1,008 million.
- Renault has the option to acquire the Technocentre at the end of 2007 or 2009, or upon expiry of the final year of the lease (in 2013), at market prices for the date the option is exercised.

These operations have had a favorable overall effect on the Group's net financial indebtedness of EUR 203 million.

B. Vehicle transfers within the EC

At the end of March 1999, the European Commission began an inquiry into transfers of Renault vehicles within the European Community. The Group is still awaiting the Commission's final decision.

C. The Renault Véhicules Industriels / Volvo operation

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault has therefore established a provision by adjusting the capital gain recorded on the transfer. Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position. There were no new developments in connection with this matter in the first half of 2002.

D. End-of-life vehicles

Under a new EC directive, vehicle manufacturers will be obliged from 2007 to dispose of vehicles no longer fit for use free of charge to the last owner. The conditions for implementation of this directive will be defined in the individual laws of each country.

At June 30, 2002, the situation was as follows:

- The EC directive has been incorporated into national regulations in Germany and the Netherlands. Renault has established a provision, based on the present value of the estimated cost of disposal in 2006, for all vehicles currently on the road sold between 1996 and the date of application of the law in each country. The provision amounts to EUR 27 million, and is included in "Other operating income and expenses" (note 4).

- There were no new developments concerning this directive in other EC countries during the first half of 2002, the possible commitments for the manufacturer cannot yet be measured.

- As far as France is concerned, Renault nevertheless believes that the manufacturers will not bear any significant residual cost due to expected improvements of the recycling organization.

STATUTORY AUDITORS' REVIEW REPORT ON THE HALF YEAR CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Period from 1 January to 30 June 2002

Pursuant to article L. 232-7 of the French Companies Act (Code de commerce), we have reviewed the accompanying half year consolidated condensed financial statements of Renault SA, covering the period from 1 January to 30 June 2002 and verified the information contained in the half year management report.

The half year consolidated condensed financial statements are the responsibility of your Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

Except as discussed in the following paragraph, we conducted our review in accordance with professional standards applicable in France. Those standards require that we perform limited procedures, to obtain an assurance, which is less than obtained in an audit, as to whether the half year consolidated condensed financial statements are free of material misstatement. We have not performed an audit as a review is limited primarily to analytical procedures and to inquiries of group management and knowledgeable personnel on information that we deemed necessary.

The half year consolidated financial statements of AB Volvo, which are accounted for under the equity method in the half year consolidated condensed financial statements of Renault SA, were not reviewed by AB Volvo auditors in the absence of requirements for such interim financial statements in Sweden.

Based on our review and except for this qualification, nothing has come to our attention that causes us to believe that the half year consolidated condensed financial statements, prepared in accordance with accounting principles generally accepted in France, do not give a true and fair view of the financial position and the assets and liabilities of the Group as at 30 June 2002 and of the results of its operations for the six month period then ended.

Without qualifying the conclusion expressed above, we draw attention to Note 1.1 to the consolidated condensed financial statements which describe the change in accounting principles resulting from the recognition of development costs as intangible assets.

We have also verified, in accordance with professional standards applicable in France, the information contained in the half year management report supplementing the half year consolidated condensed financial statements submitted to our review.

Except for any potential effects of the matter described above, we have no comment to make as to the consistency with the half year consolidated condensed financial statements and the fairness of the information contained in the half year management report.

Paris, 26 July 2002

(This is a free translation of the original French text for information purposes only).

***

Exhibit F.5

SEC File No. 82-4001

03 DEC -2 AM 7:21

CONFORMED COPY

Pricing Supplement

RENAULT

Euro 2,000,000,000
Euro Medium Term Note Programme
for the issue of Notes
Due from one month from the date of original issue

SERIES NO: 1
TRANCHE NO: 1
Euro 1,000,000,000 6.125 per cent. Notes due 2009

Issue Price: 99.667 per cent

Joint Lead Managers

Deutsche Bank AG London

SG Investment Banking

Co-Managers

ABN AMRO
Commerzbank
Crédit Lyonnais
HSBC CCF
Merrill Lynch International
Natexis Banques Populaires
The Royal Bank of Scotland

BNP PARIBAS
Crédit Agricole Indosuez
Crédit Mutuel CIC
JPMorgan
Morgan Stanley
Schroder Salomon Smith Barney
Westdeutsche Landesbank Girozentrale

The date of this Pricing Supplement is 24 June 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 20 June 2002 issued in relation to the Euro 2,000,000,000 Euro Medium Term Note Programme of the Issuer. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer and the Paris Listing Agent accept responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information with respect to the Issuer and the Group and the Notes that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no material adverse change in the condition (financial or other) of the Issuer since 31 December 2001 and no material adverse change in the prospects, results of operations or general affairs of the Issuer and the Group since 31 December 2001.

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened, to the Issuer's knowledge, which would require the Offering Circular to be supplemented or to be updated in the context of the issue and offering of the Notes.

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2000 and 2001, and filed with the COB on 7 March 2002 under No. D. 02-0100, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

Signed:

Authorised Officer

In connection with this issue, Deutsche Bank AG London (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Such stabilisation will be carried out in accordance with applicable laws and regulations.

1	Issuer:		Renault
2	(i)	Series Number:	1
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro
4	Aggregate Nominal Amount:		
	(i)	Series:	Euro 1,000,000,000
	(ii)	Tranche:	Euro 1,000,000,000
5	(i)	Issue Price:	99.667 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Euro 993,170,000
6	Specified Denomination:		Euro 1,000
7	Issue Date:		26 June 2002
8	Maturity Date:		26 June 2009
9	Interest Basis:		6.125 per cent. Fixed Rate
10	Redemption/Payment Basis:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Options:		Not Applicable
13	Status:		Unsubordinated Notes
14	Listings:		Paris and Luxembourg Stock Exchanges
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions:		Applicable
	(i)	Rate of Interest:	6.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	26 June in each year
	(iii)	Fixed Coupon Amount:	Euro 61.25 per Euro 1,000 in nominal amount
	(iv)	Broken Amounts:	Not Applicable
	(v)	Day Count Fraction (Condition 5(a)):	Actual / Actual - ISMA
	(vi)	Determination Date(s) (Condition 5(a)):	26 June in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Note Provisions:		Not Applicable
18	Zero Coupon Note Provisions:		Not Applicable
19	Index Linked Interest Note Provisions:		Not Applicable
20	Dual Currency Note Provisions:		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option:	Not Applicable
22	Put Option:	Not Applicable
23	Final Redemption Amount:	Nominal amount
24	Early Redemption Amount:	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an event of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(f)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(f)):	Not applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	Dematerialised Notes
	(i) Form of Dematerialised Notes:	Bearer dematerialised form (*au porteur*)
	(ii) Registration Agent:	Not Applicable
	(iii) Temporary Global Certificate:	Not Applicable
	(iv) Applicable TEFRA exemption:	Not Applicable
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	Not Applicable
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	Not Applicable
29	Details relating to Instalment Notes:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	*Masse* (Condition 11):	Applicable The name of the initial Representative is: Amélie Dromain 6, rue Adolphe Yvon 75116 Paris France

	The alternative Representative will be: Rosmarie François 15, rue Claude Monet 78250 Meulan France The Issuer shall pay to the initial Representative an amount of Euro 610 per year, payable on 26 June of each year, commencing on 26 June 2003. The alternative Representative will not be remunerated until, and if, he effectively replaces the initial Representative.
33 Other terms or special conditions:	Not Applicable

DISTRIBUTION

34 (i) If syndicated, names of Managers:	ABN AMRO Bank N.V. BNP Paribas CCF Commerzbank Aktiengesellschaft Crédit Agricole Indosuez Crédit Lyonnais Crédit Mutuel CIC Deutsche Bank AG London J.P. Morgan Securities Ltd. Merrill Lynch International Morgan Stanley & Co. International Limited Natexis Banques Populaires Salomon Brothers International Limited Société Générale The Royal Bank of Scotland Plc Westdeutsche Landesbank Girozentrale
(ii) Stabilising Manager (if any):	Deutsche Bank AG London
(iii) Dealer's Commission:	0.35 per cent.of the Aggregate Nominal Amount
35 If non-syndicated, name of Dealer:	Not Applicable
36 Additional selling restrictions:	France: Each of the Managers and the Issuer has acknowledged that the Notes are being issued outside the Republic of France. Each of the Managers and the Issuer has represented and agreed that (i) it has not offered or sold and will not offer or sell, directly or indirectly, any Notes to the public in the Republic of France and (ii) offers and sales of Notes in the Republic of France will be made only to qualified investors (*investisseurs qualifiés*) in accordance with Article L. 411-2 of the French *Code monétaire et financier* and Decree no. 98-880 dated 1 October 1998. In addition, each of the Managers and the Issuer has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Offering Circular or any other offering material relating to the Notes other than to qualified investors to whom offers and sales of the Notes may be made as described above.

Germany:

Each Manager has represented and agreed that it has only offered and sold and will only offer and sell Notes in the Federal Republic of Germany in accordance with the provisions of the Securities Sales Prospectus Act of 9 December 1998, as amended (*Wertpapier-Verkaufsprospektgesetz*), and any other laws applicable in the Federal Republic of Germany governing the issue, sale and offering of securities. Any resale of Notes in the Federal Republic of Germany may only be made in accordance with the provisions of the Securities Sales Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of securities.

OPERATIONAL INFORMATION

37	ISIN Code:	FR0000489767
38	Sicovam Number:	48976
39	Common Code:	014968776
40	Depositary	
	(i) Euroclear France to act as Central Depositary:	Yes
	(ii) Common Depositary for Euroclear and Clearstream, Luxembourg:	No
41	Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Fiscal Agent and Principal Paying Agent: BNP Paribas Securities Services, Luxembourg Branch 23, avenue de la Porte Neuve L - 2085 Luxembourg Grand-Duchy of Luxembourg Paris Paying Agent: BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense France Luxembourg Paying Agent: BNP Paribas Luxembourg 10 A, boulevard Royal L-2093 Luxembourg Grand-Duchy of Luxembourg
44	In the case of Notes listed on Euronext Paris S.A.:	
	(a) the number of Notes to be issued in each Denomination:	1,000,000 Notes

	each Denomination:	1,000,000 Notes
(b)	Paying Agent in France	
	(i) address in Paris where documents to be made available for inspection may be inspected:	Paris Paying Agent: BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense France
	(ii) list of such documents available for inspection:	Documents available for inspection are those specified in paragraphs 9 and 10 of the "General Information" section of the Offering Circular together with the *Document de Référence* and this Pricing Supplement.
(c)	specialist broker:	Deutsche Equities S.A.
(d)	responsibility statement in French and brief summary in French of the main characteristics of any Notes which are to be listed on Euronext Paris S.A. and of the Issuer to be inserted:	See below.

GENERAL

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of **[•]**, producing a sum of:	Not Applicable
46	Rating	
	A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency	BBB by Standard & Poor's Rating Services and Fitch Ratings and Baa2 by Moody's Investors Services, Inc.

RESUME EN FRANÇAIS

Responsabilité du prospectus

Alain DASSAS	Sandra ROY
RENAULT	Benjamin FRARIN LA MICHELLAZ
	DEUTSCHE BANK AG - Succursale de Paris

Visa n° 02-774 en date du 21 juin 2002.

Le présent prospectus accompagné du présent résumé en français[1] sera disponible aux heures habituelles d'ouverture des bureaux, un quelconque jour de la semaine (à l'exception des samedis, dimanches et jours fériés) dans les bureaux de l'agent financier, de l'agent payeur à Paris et de l'agent payeur à Luxembourg.

A - CONTENU ET MODALITÉS DE L'OPÉRATION

1. Montant de l'émission

Nombre et valeur nominale des Titres :	1 000 000 d'obligations de 1 000 euros de valeur nominale
Montant nominal de l'émission :	1 000 000 000 d'euros

2. Caractéristiques des Titres émis

2.1 Prix d'émission :	99,667% du montant nominal total
Coupon couru (s'il y a lieu) :	Non Applicable
Modalité de paiement (paiement fractionné...) :	Non Applicable
2.2 Jouissance des titres:	
Date d'entrée en jouissance des Titres :	26 juin 2002
2.3 Date de règlement :	26 juin 2002
2.4 Intérêts et/ou taux nominal (facial) ou caractéristiques nominales (faciales) et le cas échéant, leurs modalités de calcul :	6.125% payable annuellement le 26 juin de chaque année, soit 61,25 euros par obligation

[1] Pour l'admission des Titres sur Euronext Paris S.A. uniquement.

		chaque année, soit 61,25 euros par obligation.
2.5	Amortissement :	Non Applicable
	Remboursement :	100% le 26 juin 2009
2.6	Durée de l'émission :	7 ans
2.7	Clause d'assimilation :	Oui
2.8	Rang de créance :	Titres non subordonnés
2.9	Garant ou garantie donnée :	Non applicable
2.10	Notation :	BBB par Standard & Poor's Rating Services et Fitch Ratings et Baa2 par Moody's Investors Services, Inc.
2.11	Mode de représentation des porteurs des Titres , le cas échéant :	Les porteurs d'obligations seront regroupés pour la défense de leurs intérêts communs en une masse. Le représentant titulaire de la masse sera : Amélie Dromain 6, rue Adolphe Yvon 75116 Paris France Le représentant suppléant sera : Rosmarie François 15, rue Claude Monet 78250 Meulan France Renault devra rémunérer le représentant titulaire pour un montant de Euro 610 par an payable le 26 juin de chaque année et pour la première fois le 26 juin 2003. Le représentant suppléant ne sera pas rémunéré sauf dans le cas où et à partir du moment où il remplacera, le cas échéant, le représentant titulaire.
2.12	Liste des établissements chargés du service financier en France :	Agent Payeur à Paris: BNP Paribas Securities Services GIS Coupon Services Les Collines de l'Arche 92057 Paris La Défense France
2.13	Droit applicable et tribunaux compétents en cas de litige :	Droit français, tribunaux compétents du ressort de la Cour d'appel de Versailles.

B - ORGANISATION ET ACTIVITE DE L'EMETTEUR

1.	**Renseignements de caractère général concernant l'émetteur, ses organes d'administration :**	Ces renseignements figurent dans la section « Dirigeants et gouvernement d'entreprise » du document de référence de Renault déposé le 7 mars 2002 auprès de la Commission des opérations de bourse sous le numéro de dépôt D.02-0100.
2.	**Renseignements de caractère général concernant le capital**	
2.1	Montant du capital :	Au 29 mai 2002, le capital social de Renault s'élève à 1085 610 419,58 euros divisé en 284 937 118 actions de 3,81 euros de valeur nominale chacune.
2.2	Principaux actionnaires mentionnés dans le prospectus :	Au 29 mai 2002, Renault avait pour principaux actionnaires (pour l'évolution de la composition de l'actionnariat se référer à la rubrique 3.2 du présent résumé relative à la réduction de la participation de l'Etat dans Renault) :

Etat français

Capital	26,67%
Droits de vote	32,52%

Nissan Finance CO., Ltd

Capital	15,00%
Droits de vote	0%

Groupe des Actionnaires Associés

Capital	2,64%
Droits de vote	3,22%

dont :

Lagardère Groupe

Capital	1,26%
Droits de vote	1,54%

Caisse des Dépôts et Consignations

Capital	0,87%
Droits de vote	1,07%

Banque Cantonale Vaudoise

Capital	0,34%
Droits de vote	0,41%

et

Natexis Banques Populaires

Capital	0,17%
Droits de vote	0,21%
Salariés	
Capital	2,60%
Droits de vote	3,17%
Auto-détention	
Capital	2,98%
Droits de vote	0%
Public	
Capital	50,11%
Droits de vote	61,09%
Total capital	**100%**
Total droits de vote	**100%**

3. Renseignements concernant l'activité de l'émetteur

Lorsque l'émetteur est à la tête d'un groupe, les renseignements prévus dans ce paragraphe sont fournis pour le groupe.

3.1 Bref descriptif de l'activité de l'émetteur et de son évolution :

- **Renault est la société mère du Groupe Renault.**

Les activités du Groupe sont dorénavant réparties entre deux branches principales:

- la Branche Automobile (33,8 milliards d'euros en 2001, soit 93,1% du chiffre d'affaires) a pour activité la conception, la fabrication et la commercialisation de véhicules particuliers et utilitaires et leurs activités connexes, ainsi que le machinisme agricole ;

- la Branche Financière (1,8 milliard d'euros en 2001, soit 5% du chiffre d'affaires) est un outil d'accompagnement financier et commercial, regroupant les filiales de financement des ventes et de services ainsi que de gestion de la trésorerie du Groupe.

Après l'accord de juillet 2000 avec Volvo, effectif le 2 janvier 2001, l'activité Véhicules Industriels n'apparaît plus, la participation - de 20% des actions émises par AB Volvo - de Renault dans le nouvel ensemble

étant consolidée par mise en équivalence.

Une troisième branche "Autres" activités regroupe dorénavant essentiellement les informations concernant Irisbus (0,7 milliard d'euros, soit 1,9% du chiffre d'affaires consolidé du Groupe).

- **Alliance Renault Nissan : un projet pour accélérer le développement du Groupe binational**

En 2001, Renault et Nissan ont franchi une nouvelle étape dans la constitution du groupe binational Renault-Nissan. L'Alliance, conclue avec Nissan en mars 1999, a donné au nouvel ensemble Renault/Nissan le potentiel de se porter aux premiers rangs de l'industrie automobile mondiale. L'enjeu actuel est d'enraciner encore plus profondément l'Alliance, en assurant une unité stratégique du groupe binational tout en consolidant l'autonomie opérationnelle des deux sociétés.

Le projet d'accélération du déploiement du groupe binational a été présenté le 30 octobre 2001. Il devrait contribuer à améliorer la performance des deux entreprises, en termes de résultats et d'efficacité industrielle, dans l'intérêt des actionnaires, des salariés et des clients. D'une part, il prévoit un renforcement des liens capitalistiques entre Renault et Nissan, qui réaffirmera la solidarité entre les deux entreprises et créera une communauté d'intérêts, et d'autre part, il assurera une cohérence stratégique nécessaire pour exploiter toutes les complémentarités de l'Alliance par la mise en place d'un centre de commandement stratégique commun qui déterminera les objectifs à long terme de l'Alliance.

Depuis la signature de leur accord en 1999, Renault et Nissan ont franchi des étapes essentielles dans la mise en oeuvre de l'Alliance. Les coopérations engagées reposent sur des principes simples : d'une part, la mise en commun des moyens en vue

de réaliser des économies d'échelle, et d'autre part, l'utilisation de la forte complémentarité des gammes, des marchés, des savoir-faire en vue de dégager des revenus supplémentaires et d'améliorer l'efficacité industrielle, dans le respect des identités de chacune des marques, nécessaire pour maintenir des images fortes et couvrir le spectre le plus large de clientèles.

- **La Stratégie de Renault**

Renault poursuit une stratégie de croissance rentable axée sur l'innovation et l'identité de marque, l'internationalisation et la compétitivité. En 2001, cette stratégie a connu des développements accélérés par le déploiement des coopérations engagées avec Nissan dans le cadre de l'Alliance.

- Innovation et renforcement de l'identité de la marque

L'année 2001 se caractérise également pour Renault par le démarrage du renouvellement de la partie haute de sa gamme, segment qui est un puissant vecteur d'image de marque et où Renault a l'ambition de se positionner durablement avec des produits différenciants. Le renouvellement de la gamme, voitures particulières et véhicules utilitaires du groupe, programmé sur les années 2002 à 2004, va s'accélérer avec la sortie de 20 nouveaux modèles dont une quinzaine pour la marque Renault.

- Consolidation du déploiement à l'international

En l'espace de deux années seulement, le groupe Renault est devenu, avec les acquisitions du constructeur roumain Dacia en 1999 et des actifs opérationnels de Samsung en Corée en 2000, un groupe multi-marques, tout en consolidant sa présence à l'international. En 2001, le groupe a mis en œuvre un ensemble de mesures lui permettant de renforcer ces deux nouvelles marques.

Ainsi, au-delà des investissements qu'elle requiert pour soutenir la phase du déploiement, l'internationalisation de Renault relève d'un choix stratégique pleinement assumé visant à assurer la croissance future du groupe et amortir sur une plus grande échelle les coûts de production et de développement.

- Compétitivité et efficience industrielle et commerciale

Suite à son premier plan de réduction des coûts qui s'est achevé fin 2000 par la réalisation de 3 milliards d'euros d'économies à isoactivité par rapport au budget 1997, en ligne avec l'objectif fixé, Renault a lancé un nouveau plan de réduction des coûts qui porte sur trois années (2001, 2002 et 2003) et vise 3 milliards d'euros d'économies supplémentaires par rapport à 2000.

- **Perspectives 2002**

2002 sera pour Renault une année de lancements avec l'introduction de ses nouveaux produits de haut de gamme et le début du renouvellement de Mégane qui portera ses premiers fruits en fin d'année. Dans ce cadre et dans un contexte où les marchés resteraient à des niveaux proches de ceux de 2001 en Europe comme à l'International, l'objectif en 2002 est de consolider les ventes du Groupe et de conserver, à normes identiques, une marge opérationnelle positive. 2002 verra également la mise en œuvre de la seconde étape de l'Alliance avec Nissan apportant ainsi à Renault tous les atouts lui permettant de renforcer ses performances au cours des prochains exercices.

3.2 Indication de tout événement exceptionnel ou d'opération prévue de toute nature ainsi que de tout litige susceptible d'avoir ou ayant eu dans un passé récent une incidence significative sur la situation financière de l'émetteur, son activité, et le cas échéant sur son groupe, et qui ont été présentés comme tels dans le prospectus :

- **Création de Renault s.a.s.**

Le renforcement de l'Alliance entre Renault et Nissan Motor Co., Ltd. et la délégation de sa gestion stratégique à Renault-Nissan b.v. a rendu nécessaire une réorganisation de Renault, avec la création d'une société par actions simplifiée, Renault s.a.s., détenue à 100% par Renault et regroupant l'essentiel de ses actifs.

Cette société est dirigée par un président qui est le même que celui de Renault, et son conseil d'administration est composé des mêmes membres que le conseil d'administration de Renault.

Renault s.a.s. a fait l'objet d'un apport partiel d'actifs de Renault au terme d'un traité d'apport signé le 22 février 2002. Ce traité a été approuvé par l'Assemblée Générale Extraordinaire des actionnaires de Renault qui s'est tenue le 28 mars 2002, et par l'associé unique de Renault s.a.s. par décision en date du 28 mars 2002. Il est devenu effectif le 1er avril 2002. La valeur nette de l'apport effectué par Renault a été déterminée sur la base des comptes de l'exercice clos le 31 décembre 2001.

Selon les dispositions du traité, Renault a fait apport à la société bénéficiaire sous les garanties ordinaires de fait et de droit, de tous les éléments d'actif et de passif, droits et valeurs, sans réserve, composant, à la date du 31 décembre 2001, l'ensemble des activités de Renault, à l'exception :

- à l'actif (i) des titres de Nissan Motor Co., Ltd. (4 552 millions d'euros), Irisbus Holding (147 millions d'euros), Nissan Diesel, Renault Nissan Purchasing Organization (RNPO, dont il est envisagé le transfert à Renault-Nissan), Sofrastock (transformée depuis en Renault s.a.s. en qualité de bénéficiaire du présent apport) et les titres Renault détenus en propre par Renault (301 millions d'euros) (ii) les créances financières rattachées aux filiales (6 775 millions d'euros), des créances liées au régime fiscal du groupe (57 millions d'euros) (iii) et des actifs financiers (y compris les écarts de conversion et les autres titres immobilisés) : 398 millions d'euros ; les parts de la S.C.I. plateau de Guyancourt ainsi que les contrats et engagements rattachés au financement du Technocentre.

Les titres ou parts de filiales de participations pouvant être sujets à des droits de tiers ou à des restrictions particulières feront l'objet d'un acte

distinct.

- au passif, (i) les titres participatifs (324 millions d'euros), (ii) des dettes financières et bancaires, y compris les écarts de conversion et les provisions pour pertes de change (6 174 millions d'euros), des provisions pour risque et perte (86 millions d'euros), dettes et provisions liées au régime fiscal du groupe (374 millions d'euros) et des dettes sociales (66 millions d'euros).

Il est précisé que les engagements hors bilan reçus ou donnés liés aux actifs et passifs énumérés ci-dessus sont exclus de l'apport.

- **La création de Renault-Nissan b.v.**

Renault-Nissan b.v., société de droit néerlandais, détenue à parts égales entre Renault et Nissan Motor Co., Ltd. est devenue pleinement opérationnelle depuis le 17 avril 2002.

Cette société a pour objet de définir certains axes stratégiques et de raccourcir les processus de décision, de sorte que des synergies renforcées soient mises au service d'objectifs partagés.

Renault-Nissan b.v. n'agit que dans le cadre des décisions de l'Alliance établie entre Renault et Nissan Motor Co., Ltd.

Renault-Nissan b.v. a un pouvoir de décision circonscrit à l'égard de Nissan Motor Co., Ltd. et de Renault s.a.s. (voir paragraphe relatif à Renault s.a.s. ci-dessus) portant sur :

- l'adoption des plans à trois, cinq et dix ans (projets stratégiques de l'entreprise et leur chiffrage) ;

- la validation des plans produits ;

- les décisions sur la mise en commun des produits et des groupes moto-propulseurs ;

- les principes de politique financière ;

- la gestion des filiales communes existantes, comme "Renault Nissan Purchasing Organisation", et futures

- **Création d'une Fondation**

Une fondation régie par le droit néerlandais créée par Renault et Nissan (la «Fondation ») dispose du droit de souscrire à des actions de préférence et à une action de priorité de Renault-Nissan b.v. de sorte qu'elle détienne, à la suite de l'émission de ces actions, la majorité du capital social de celle-ci.

La Fondation pourra exiger l'émission de titres Renault-Nissan b.v. à son profit en cas de contrôle dit "rampant", c'est-à-dire par accumulation de plus de 15% d'actions Renault et/ou Nissan par ramassage en bourse ou acquisition de blocs. A l'inverse, elle ne pourra pas exercer ce droit en cas d'offre publique sur Renault et/ou Nissan, les réglementations françaises ou japonaises sur les offres publiques étant seules applicables le cas échéant. La Fondation ne pourra pas davantage intervenir si l'acquéreur a acheté ses titres auprès de l'Etat dans le cadre d'un appel d'offres. Ce n'est donc que dans le cas de l'acquisition d'une participation de plus de 15%, par accumulation des titres auprès d'investisseurs autres que l'Etat, mais inférieure au seuil de déclenchement d'une offre à 33,33% que la Fondation pourra entrer en jeu.

Ces actions de préférence et l'action de priorité seront annulées en cas de refranchissement à la baisse du seuil de 15% ou en cas de dépôt d'une offre publique. Il en va de même à l'expiration d'un délai de 18 mois suivant leur émission.

- **Réduction de la participation de l'Etat dans Renault**

L'Etat a réduit sa participation dans le capital de Renault le 2 avril 2002 par cession de 27 306 691 actions, dans le cadre d'un placement privé auprès d'investisseurs institutionnels français et étrangers. Ce nombre d'actions cédées a été augmenté d'un montant de 2 730 669 actions par l'exercice d'une option de sur-allocation consentie par l'Etat au syndicat bancaire, portant le nombre total d'actions cédées par l'Etat à 30 037

360 actions.

En conséquence, 10% du montant total cédé par l'Etat est proposé aux salariés et anciens salariés de Renault SA et de ses filiales.

- **Renault a porté sa participation dans le capital de Nissan à 44,4%**

Le 1er mars 2002, Renault a exercé les bons de souscription qu'elle détenait dans Nissan Motor Co., Ltd. pour souscrire à une augmentation de capital réservée de 539 750 000 actions à 400 yens par action, soit 215,9 milliards yens (1,86 milliard d'euros), portant sa participation dans Nissan Motor Co., Ltd. de 36,8% à 44,4%.

- **Le groupe Nissan est entré au capital de Renault à hauteur de 15%**

- Le 29 mars 2002, Nissan Finance Co., Ltd. a souscrit à une augmentation de capital réservée dans Renault à hauteur de 13,5 %, au prix de 50,39 euros par action.

- Le 28 mai 2002, Nissan Finance Co. Ltd a acquis 1,5 % du capital de Renault en souscrivant à une seconde augmentation de capital réservée au prix de 52, 91 euros par action.

A l'issue de cette seconde opération, Nissan détient 15 % du capital de Renault.

C - SITUATION FINANCIERE DE L'EMETTEUR

1. **Chiffres-clés du bilan :** tableau synthétique de l'endettement et des fonds propres établi, le cas échéant sur une base consolidée, et disponible à la date de la situation la plus récente établie ou à défaut à la date du dernier bilan présenté.

En millions d'euros

	Au 31 décembre 2001[1]	**Au 31 décembre 2000**	**Au 31 décembre 1999**
Dettes financières à court terme à l'origine.........	**12.632**	**13.627**	**11.604**
Total des dettes à long terme............................	**10.859**	**9.670**	**8.740**
Part à court terme des dettes financières à long terme..	2.238	1.015	1.810
Dettes financières à long terme, dues à plus d'un an :..	8.621	8.655	6.930
Titres participatifs..	*341*	*336*	*346*
Emprunts obligataires.......................................	*5.502*	*5.441*	*3.999*
Autres dettes représentées par un titre...............	*723*	*1.026*	*1.049*
Emprunts auprès des établissements de crédit.....	*1.832*	*1.661*	*1.458*
Autres dettes financières..................................	*223*	*189*	*78*
Total	**23.491**	**23.297**	**20.344**
dont endettement financier net des activités industrielles et commerciales.............................	*3.927*	*4.793*	*2.700*
Capital..	**923**	**914**	**914**
Prime d'émission...	2.420	2.367	2.367
Réserves	5.607	4.740	4.385
Ecarts de conversion...	50	551	(15)
Résultat de l'exercice	1.051	1.080	534
Capitaux propres...	**10.051**	**9.652**	**8.185**
Intérêts minoritaires	**385**	**639**	**630**

[1] Aucun changement significatif net n'est intervenu dans la capitalisation depuis le 31 décembre 2001.

	Au 31 décembre 2001[1]	Au 31 décembre 2000	Au 31 décembre 1999
Autres passifs	**16.206**	**18.387**	**17.263**
Total	**50.129**	**51.975**	**46.422**

2. Le cas échéant, observations, réserves ou refus de certifications des contrôleurs légaux : si les certifications sur les derniers comptes présentés dans le prospectus ont été refusées par les contrôleurs légaux ou si elles comportent des réserves ou des observations, ce refus, ces réserves ou ces observations doivent être reproduites intégralement

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Prospectus composé du Document de Base ("Offering Circular") enregistré par la Commission des opérations de bourse sous le n°P. 02-164 en date du 19 juin 2002 et de la présente Note d'Opération ("Pricing Supplement")

Au nom de l'émetteur

A la connaissance de l'émetteur, les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Aucun élément nouveau, sous réserve de ceux mentionnés dans la présente Note d'Opération, intervenu depuis le 19 juin 2002 date du numéro d'enregistrement n°P. 02-164 apposé par la Commission des opérations de bourse sur le Document de Base n'est susceptible d'affecter de manière significative la situation financière de l'émetteur dans le contexte de la présente émission.

Alain DASSAS

RENAULT

Au nom de la banque présentatrice

A la connaissance de la banque présentatrice les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Sandra ROY

Benjamin FRARIN LA MICHELLAZ

DEUTSCHE BANK AG - Succursale de Paris

Visa de la Commission des opérations de bourse

En application des articles L.412-1 et L.621-8 du Code monétaire et financier, la Commission des opérations de bourse a apposé le visa n°02-774 en date du 21 juin 2002 sur le présent document, qui constitue le prospectus prévu par les articles précités, conformément aux dispositions de son règlement n°98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

La notice légale sera publiée au Bulletin des Annonces légales obligatoires (BALO) du 26 juin 2002.

Exhibit F.6

OFFERING CIRCULAR

SEC File No. 82-4001

03 DEC -2 AM 7:21

RENAULT

RENAULT S.A.
Euro 2,000,000,000
Euro Medium Term Note Programme
Due from one month from the date of original issue

Under the Euro Medium Term Note Programme described in this Offering Circular (the **"Programme"**), Renault S.A. (the **"Issuer"** or **"Renault"**), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the **"Notes"**). The aggregate nominal amount of Notes outstanding will not at any time exceed Euro 2,000,000,000 (or the equivalent in other currencies).

This Offering Circular shall, for the purposes of Notes listed on the Luxembourg Stock Exchange, be in force for a period of one year as of the date set out hereunder.

Application will be made in certain circumstances to list Notes on Euronext Paris S.A. (**"Euronext Paris"**) and/or on the Luxembourg Stock Exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (a form of which is contained herein) in respect of the issue of any Notes will specify whether or not such Notes will be listed and, if so, the relevant stock exchange.

Notes may be issued either in dematerialised form (**"Dematerialised Notes"**) or in materialised form (**"Materialised Notes"**) as more fully described herein.

Dematerialised Notes will at all times be in book entry form in compliance with Article L.211-4 of the French *Code monétaire et financier.* No physical documents of title will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be in bearer dematerialised form (*au porteur*) inscribed as from the issue date in the books of Euroclear France (**"Euroclear France"**) which shall credit the accounts of Account Holders (as defined in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination") including Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and the depositary bank for Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder (as defined in Condition 1(c)(iv)), in either fully registered form (*nominatif pur*), in which case they will be inscribed either with the Issuer or with the registration agent (designated in the relevant Pricing Supplement) for the Issuer, or in administered registered form (*nominatif administré*) in which case they will be inscribed in the accounts of the Account Holders designated by the relevant Noteholders. Dematerialised Notes which are not dealt in on a regulated market will be in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either fully registered form or administered registered form inscribed as aforesaid.

Materialised Notes will be in bearer materialised form only and may only be issued outside France. A temporary global certificate in bearer form without interest coupons attached (a **"Temporary Global Certificate"**) will initially be issued in connection with Materialised Notes. Such Temporary Global Certificate will be exchanged for definitive Materialised Notes in bearer form with, where applicable, coupons for interest attached, on or after a date expected to be on or about the 40th day after the issue date of the Notes (subject to postponement as described in "Temporary Global Certificates issued in respect of Materialised Bearer Notes") upon certification as to non U.S. beneficial ownership as more fully described herein.

Temporary Global Certificates will (a) in the case of a Tranche (as defined in "Summary of the Programme") intended to be cleared through Euroclear and/or Clearstream, Luxembourg, be deposited on the issue date with a common depositary on behalf of Euroclear and/or Clearstream, Luxembourg and (b) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, be deposited as agreed between the Issuer and the relevant Dealer (as defined below).

Notes issued under the Programme may be rated or unrated. Notes, whether Unsubordinated or Subordinated, will have such rating, if any, as is assigned to them by the relevant rating organisation as specified in the relevant Pricing Supplement. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Arranger

Deutsche Bank

Dealers

Barclays Capital
Deutsche Bank
Schroder Salomon Smith Barney

BNP PARIBAS
HSBC CCF
Tokyo-Mitsubishi International plc

The date of this Offering Circular is 20 June 2002

The Issuer, having made all reasonable enquiries, confirms that this Offering Circular contains all information with respect to the Issuer, the Issuer and its subsidiaries consolidated on a full integration basis (*filiales consolidées par intégration globale*) taken as a whole (the "Group") and the Notes that is material in the context of the issue and offering of the Notes.

The statements contained in it relating to the Issuer, the Group and its affiliates consolidated on an equity or a proportional basis (*filiales et participations consolidées par intégration proportionnelle ou par mise en équivalence*) and the Notes are to the Issuer's knowledge and only to the extent of the information set out in this Offering Circular, in every material respect true and accurate and not misleading.

The opinions and intentions expressed in this Offering Circular with regard to the Issuer and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions. There are no other facts, to the Issuer's knowledge, in relation to the Issuer, the Group or the Notes the omission of which, would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (each as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer or the Group since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or with any security regulatory of any state or other jurisdiction of the United States and include Materialised Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to or for the account or benefit of U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers or the Arranger to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers or the Arranger (except Deutsche Bank AG Paris Branch in its capacity as Paris Listing Agent, and then only to the extent set out under "Paris Listing Information") makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer or the Group during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers may act as a stabilising agent (the "Stabilising Agent"). The identity of the Stabilising Agent will be disclosed in the

relevant Pricing Supplement. References in the next paragraph to "this issue" are to each Tranche in relation to which a Stabilisation Agent is appointed.

In connection with this issue, the Stabilising Agent or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "€", "Euro", "EUR" or "euro" are to the single currency of the participating member states of the European Economic and Monetary Union which was introduced on 1 January 1999, references to "FRF" or "FF" are to French francs which were the national non decimal sub unit of the euro in the Republic of France until and including 31 December 2001, references to "£", "pounds sterling", "GBP" and "Sterling" are to the lawful currency of the United Kingdom, references to "$", "USD" and "U.S. Dollars" are to the lawful currency of the United States of America, references to "¥", "JPY", "Japanese yen" and "Yen" are to the lawful currency of Japan and references to "Swiss francs" or "CHF" are to the lawful currency of the Helvetic Confederation.

In this Offering Circular, any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with any amendments or supplements to this Offering Circular, each relevant Pricing Supplement, the most recently published audited annual accounts, and any interim accounts (whether audited or unaudited) published subsequently to such annual accounts of the Issuer from time to time, each of which shall be deemed to be incorporated in, and to form part of, this Offering Circular and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents. All documents incorporated by reference in this Offering Circular may be obtained, free of charge, at the offices of each Paying Agent set out at the end of this Offering Circular during normal business hours so long as any of the Notes are outstanding.

For Euronext Paris listing purposes, the most recently published audited annual accounts of the Issuer and its interim accounts (whether audited or unaudited) as soon as they have been published must be contained in a document submitted to the clearance procedures of the *Commission des opérations de bourse* (**"COB"**) or, if not contained in such document at the date contemplated for the relevant Euronext Paris listing, shall be inserted in the relevant Pricing Supplement as soon as they have been published.

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2000 and 2001, and filed with the COB on 7 March 2002 under No. D. 02-0100, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

SUPPLEMENTAL OFFERING CIRCULAR

The Issuer has given an undertaking to the Dealers and to the Luxembourg Stock Exchange that if at any time during the duration of the Programme there is a significant change affecting any matter contained in this Offering Circular (including the "Terms and Conditions of the Notes") whose inclusion is required by applicable laws and regulations to be found in any amendment, supplement or replacement of this Offering Circular in connection with a new offering of Notes in order to allow investors and their personal advisors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, the Group and the rights attaching to the Notes, the Issuer shall, but only in connection with such offering of Notes to be listed on the Luxembourg Stock Exchange, prepare and publish an amendment or supplement to this Offering Circular or a replacement Offering Circular for use in connection with such offering of Notes, submit such amendment or supplement to the Luxembourg Stock Exchange for approval and supply each Dealer and the Luxembourg Stock Exchange with such number of copies of such amendment or supplement as may reasonably be requested. All documents prepared in connection with the listing of the Programme will be available at the specified office of the Paying Agent in Luxembourg.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following summary is qualified in its entirety by the remainder of this Offering Circular. The Notes will be issued on such terms as shall be agreed between the Issuer and the relevant Dealer(s) and, unless specified to the contrary in the relevant Pricing Supplement, will be subject to the Terms and Conditions set out on pages 12 to 34.

Issuer	Renault
Description	Euro Medium Term Note Programme for the continuous offer of Notes (the **"Programme"**)
Arranger	Deutsche Bank AG Paris Branch
Dealers	Barclays Bank Plc BNP Paribas CCF Deutsche Bank AG London Salomon Brothers International Limited Tokyo-Mitsubishi International plc
	The Issuer may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to **"Permanent Dealers"** are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to **"Dealers"** are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.
	At the date of this Offering Circular, only credit institutions and investment firms incorporated in a member state of the European Union (**"EU"**) and which are authorised by the relevant authority of such member home state to lead-manage bond issues in such member state may, in the case of Notes to be listed on Euronext Paris, act (a) as Dealers with respect to non-syndicated issues of Notes denominated in euro and (b) as lead manager of issues of Notes denominated in euro issued on a syndicated basis.
Programme Limit	Up to Euro 2,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time.
Fiscal Agent and Principal Paying Agent	BNP Paribas Securities Services, Luxembourg Branch
Paying Agents	BNP Paribas Securities Services (as Paris Paying Agent) and BNP Paribas Luxembourg (as Luxembourg Paying Agent)
Method of Issue	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a **"Series"**) having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a **"Tranche"**) on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a **"Pricing Supplement"**).
Maturities	Subject to compliance with all applicable relevant laws, regulations and directives, any maturity from one month from the date of original issue.
Currencies	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in Euro, U.S. Dollars, Japanese yen, Swiss francs,

Sterling and in any other currency agreed between the Issuer and the relevant Dealers.

The Arranger, each Dealer and the Issuer will, in relation to issues of Notes denominated in Euro and to be listed on Euronext Paris, comply with the Guidelines provided by the letter dated 1 October 1998 from the French Minister of the Economy, Finance and Industry to the *Président* of the *Association française des établissements de crédit et des entreprises d'investissement* (the **"Euro Guidelines"**).

Issues of Notes denominated in Swiss francs or carrying a Swiss franc related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant applicable regulations of the Swiss National Bank based on Article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and Article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with Article 2, paragraph 2 of the Ordinance of the Federal Banking Corporation on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the **"Swiss Dealer"**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission as per the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the relevant issue date for such a transaction.

Denomination(s)

Notes will be in such denomination(s) as may be specified in the relevant Pricing Supplement save that, unless otherwise permitted by then current applicable laws and regulations, Notes (including Notes denominated in Sterling) which must be redeemed before the first anniversary of their date of issue and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 will have a minimum denomination of £100,000 (or its equivalent in other currencies).

Dematerialised Notes will be issued in one denomination only

Status of the Unsubordinated Notes

Unsubordinated Notes (**"Unsubordinated Notes"**) will constitute direct, general, unconditional, unsecured and (subject to the provisions of Condition 4) unsubordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves and (subject to such exceptions as are from time to time mandatory under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

Status of the Subordinated Notes

Subordinated Notes (**"Subordinated Notes"**) will be unsecured subordinated obligations of the Issuer and will rank *pari passu* and without any preference among themselves and *pari passu* with any other unsecured subordinated obligations of the Issuer with the exception of any *prêts participatifs* granted to the Issuer as set out in Condition 3(b) – see "Terms and Conditions of the Notes – Status".

If so specified in the relevant Pricing Supplement, the payment of interest in respect of Subordinated Notes without a specified maturity date (**"Undated Subordinated Notes"**) may be deferred in accordance with the provisions of Condition 5(h) – see "Terms and Conditions of Notes – Interest and Other Calculations".

Negative Pledge

There will be a negative pledge in respect of Unsubordinated Notes as set out in Condition 4 – see "Terms and Conditions of the Notes – Negative Pledge".

Events of Default (including cross default)

There will be events of default and a cross-default in respect of Unsubordinated Notes as set out in Condition 9(a) and limited events of default only in respect of Subordinated Notes as set out in Condition 9(b) – see "Terms and Conditions of the Notes – Events of Default".

Redemption Amount

The relevant Pricing Supplement will specify the basis for calculating the redemption amounts payable. Unless permitted by then current laws and regulations, Notes (including Notes denominated in sterling) which must be redeemed before the first anniversary of their date of issue and in respect of which the issue proceeds are to be accepted by the Issuer in the United Kingdom or whose issue otherwise constitutes a contravention of section 19 of the Financial Services and Markets Act 2000 must have a minimum redemption amount of £100,000 (or its equivalent in other currencies).

Optional Redemption

The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the Noteholders and if so the terms applicable to such redemption.

Redemption by Instalments

The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

Early Redemption

Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See Condition 6 "Terms and Conditions of the Notes – Redemption, Purchase and Options".

Taxation

Payments in respect of the Notes will be made without withholding or deduction for, or on account of, taxes imposed by or on behalf of the Republic of France as provided by Article 131 *quater* of the French General Tax Code, to the extent that the Notes are issued (or deemed to be issued) outside France.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in Article L.411-2 of the French *Code monétaire et financier* or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France, in each case as more fully set out in the Circular of the *Direction Générale des Impôts* dated 30 September 1998. However, if so provided in the relevant Pricing Supplement, Notes constituting *obligations* denominated in currencies other than euro may be issued on a non-syndicated basis and placed with subscribers not all of whom are resident outside the Republic of France. In such cases, the Notes will not benefit from the exemption from deduction at source provided by Article 131 *quater* of the French General Tax Code and payments under such Notes made to a non-French resident will be exempt from withholding or deduction at source only if the beneficiary of the payment provides certification that he is not resident in the Republic of France, all in accordance with the provisions of Article 125 A III of the French General

Tax Code, as more fully described in "Terms and Conditions of the Notes – Taxation".

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

Interest Periods and Interest Rates

The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Pricing Supplement.

Fixed Rate Notes

Fixed interest will be payable in arrears on the date or dates in each year specified in the relevant Pricing Supplement.

Floating Rate Notes

Floating Rate Notes will bear interest determined separately for each Series as follows:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency pursuant to the 2001 FBF Master Agreement relating to transactions on forward financial instruments (formerly 1994 FBF Master Agreement for Foreign Exchange and Derivatives Transactions as supplemented by the Technical Schedules published by the *Fédération Bancaire Française* or the FBF), or

(ii) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc.; or

(iii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR (or such other benchmark as may be specified in the relevant Pricing Supplement), in each case as adjusted for any applicable margin.

Interest periods will be specified in the relevant Pricing Supplement.

Zero Coupon Notes

Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest.

Dual Currency Notes

Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the relevant Pricing Supplement.

Index Linked Notes

Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Pricing Supplement. Each issue of Index Linked Notes to be listed on Euronext Paris must be made in compliance with the *Principes Généraux* published from time to time by the COB and the *Conseil des Marchés Financiers*.

Structured Note Risks

The following paragraph does not describe all the risks of an investment in the Notes. Prospective investors should consult their own financial and legal advisers about risks associated with investment in a particular series of Notes and the suitability of investing in the Notes in light of their particular circumstances.

An investment in Notes the premium and/or the interest on or principal of which is determined by reference to one or more values of currencies, commodities, interest rates or other indices or formulae, either directly or inversely, may entail significant risks not associated with similar investments in a conventional debt security, including the risks that the

	resulting interest rate will be less than that payable on a conventional debt security at the same time and/or that an investor could lose all or a substantial portion of the principal of its Note.
	Neither the current nor the historical value of the relevant currencies, commodities, interest rates or other indices or formulae should be taken as an indication of future performance of such currencies, commodities, interest rates or other indices or formulae during the term of any Note.
Other Notes	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.
Redenomination	Notes issued in the currency of any Member State of the EU which will participate in the single currency of the European Economic and Monetary Union may be redenominated into Euro, all as more fully provided in "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination" below.
Consolidation	Notes of one Series may be consolidated with Notes of another Series as more fully provided in "Terms and Conditions of the Notes – Further Issues and Consolidation".
Form of Notes	Notes may be issued in either dematerialised form (**"Dematerialised Notes"**) or in materialised form (**"Materialised Notes"**).
	Dematerialised Notes which are dealt in on a regulated market may, at the option of the Issuer, be issued in bearer dematerialised form (*au porteur*) or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder, in either *au nominatif pur* or *au nominatif administré* form. No physical documents of title will be issued in respect of Dematerialised Notes. Dematerialised Notes which are not dealt in on a regulated market will be issued in registered dematerialised form only and, at the option of the relevant Noteholder, in either *au nominatif pur* or *au nominatif administré* form. See Condition 1 "Terms and Conditions of the Notes – Form, Denomination, Title and Redenomination".
	Materialised Notes will be in bearer materialised form (**"Materialised Bearer Notes"**) only. A Temporary Global Certificate will be issued initially in respect of each Tranche of Materialised Bearer Notes. Materialised Notes may only be issued outside France.
Governing Law	French.
Clearing Systems	Euroclear France as central depositary in relation to Dematerialised Notes and Clearstream, Luxembourg and Euroclear or any other clearing system that may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer in relation to Materialised Notes.
	Notes which are listed on Euronext Paris will be cleared through Euroclear France.
Initial Delivery of Dematerialised Notes	One Paris business day before the issue date of each Tranche of Dematerialised Notes, the *lettre comptable* relating to such Tranche shall be deposited with Euroclear France as central depositary.
Initial Delivery of Materialised Notes	On or before the issue date for each Tranche of Materialised Bearer Notes, the Temporary Global Certificate issued in respect of such Tranche shall be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer.

Issue Price	Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Listing	Euronext Paris and/or the Luxembourg Stock Exchange or as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted. However, the Euro Guidelines strongly recommend the listing of publicly offered notes and bonds (*obligations*) denominated in euro on Euronext Paris. Each Series of Notes listed on Euronext Paris must be issued in compliance with the *Principes Généraux* of the COB and the *Conseil des Marchés Financiers* from time to time.
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material in various jurisdictions. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Pricing Supplement. The Issuer is Category 2 for the purposes of Regulation S under the United States Securities Act of 1933, as amended Materialised Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(I)(D) (the **"D Rules"**) unless (i) the relevant Pricing Supplement states that such Materialised Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the **"C Rules"**) or (ii) such Materialised Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the United States Tax Equity and Fiscal Responsibility Act of 1982 (**"TEFRA"**), which circumstances will be referred to in the relevant Pricing Supplement as a transaction to which TEFRA is not applicable. The TEFRA rules do not apply to any Dematerialised Notes
Rating	The Programme has been rated BBB by Standard & Poor's Rating Services and Fitch Ratings and Baa2 by Moody's Investors Services, Inc. Notes issued under the Programme may be rated or unrated. Notes, whether Unsubordinated or Subordinated, will have such rating, if any, as is assigned to them by the relevant rating organisation as specified in the relevant Pricing Supplement. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

TERMS AND CONDITIONS OF THE NOTES

*The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes. In the case of Dematerialised Notes, the text of the terms and conditions will not be endorsed on physical documents of title but will be constituted by the following text as completed, amended or varied by the relevant Pricing Supplement. In the case of Materialised Notes, either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on Definitive Materialised Bearer Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. References in the Conditions to "**Notes**" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.*

The Notes are issued by Renault (the **"Issuer"** or **"Renault"**) with the benefit of an agency agreement dated 20 June 2002 between the Issuer, BNP Paribas Securities Services, Luxembourg Branch as fiscal agent and the other agents named in it (as amended or supplemented as at the Issue Date, the **"Agency Agreement"**). The fiscal agent, the paying agents, the redenomination agent, the consolidation agent and the calculation agent(s) for the time being (if any) are referred to below respectively as the **"Fiscal Agent"**, the **"Paying Agents"** (which expression shall include the Fiscal Agent), the **"Redenomination Agent"**, the **"Consolidation Agent"** and the **"Calculation Agent(s)"**. The holders of Dematerialised Notes and Materialised Notes, the holders of the interest coupons (the **"Coupons"**) relating to interest bearing Materialised Notes and, where applicable in the case of such Notes, talons (the **"Talons"**) for further Coupons (the **"Couponholders"**) and the holders of the receipts (the **"Receipts"**) for the payment of instalments of principal (the **"Receiptholders"**) relating to Materialised Notes of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

References below to "Conditions" are, unless the context requires otherwise, to the numbered paragraphs below.

Certain defined terms contained in the 2001 FBF Master Agreement relating to transactions on forward financial instruments (formerly the 1994 FBF Master Agreement for Foreign Exchange and Derivatives Transactions) as supplemented by the Technical Schedules published by the AFB or the FBF (together the **"FBF Master Agreement"**) have either been used or reproduced in Condition 5 below.

Copies of the Agency Agreement and of the FBF Master Agreement are available for inspection during normal business hours at the specified offices of each of the Paying Agents.

1 Form, Denomination(s), Title and Redenomination

(a) **Form:** Notes may be issued either in dematerialised form (**"Dematerialised Notes"**) or in materialised form (**"Materialised Notes"**).

(i) Title to Dematerialised Notes will be evidenced in accordance with Article L.211-4 of the French *Code monétaire et financier* by book entries (*inscriptions en compte*). No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree no. 83-359 of 2 May 1983) will be issued in respect of the Dematerialised Notes.

Dematerialised Notes which are dealt in on a regulated market (*admises aux négociations sur un marché réglementé*) are issued, at the option of the Issuer, in either bearer dematerialised form (*au porteur*), which will be inscribed in the books of Euroclear France (**"Euroclear France"**) which shall credit the accounts of Account Holders, or in registered dematerialised form (*au nominatif*) and, in such latter case, at the option of the relevant Noteholder in either administered registered form (*nominatif administré*) inscribed in the books of an Account Holder or in fully registered form (*au nominatif pur*) inscribed in an account in the books of Euroclear France maintained by the Issuer or the registration agent (designated in the relevant Pricing Supplement) acting on behalf of the Issuer (the **"Registration Agent"**).

Dematerialised Notes which are not dealt in on a regulated market (*non admises aux négociations sur un marché réglementé*) are issued in registered dematerialised form (*au nominatif*) only and, at the option of the relevant Noteholder, in either administered registered form (*au nominatif administré*) or in fully registered form (*au nominatif pur*) inscribed as aforesaid.

For the purpose of these Conditions, **"Account Holder"** means any authorised financial intermediary institution entitled to hold, directly or indirectly, accounts on behalf of its customers with Euroclear France, and includes Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and the depositary bank for Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**).

(ii) Materialised Notes are issued in bearer form (**"Materialised Bearer Notes"**). Materialised Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon attached, save in the case of Zero Coupon Notes in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Instalment Notes are issued with one or more Receipts attached.

In accordance with Article L.211-4 of the French Code monétaire et financier, securities (such as Notes) which are governed by French law and are in materialised form must be issued outside the French territory.

(b) **Denomination(s):** Notes shall be issued in the specified denomination(s) as set out in the relevant Pricing Supplement (the **"Specified Denomination(s)"**). Dematerialised Notes shall be issued in one Specified Denomination only.

(c) **Title:**

(i) Title to Dematerialised Notes in bearer dematerialised form (*au porteur*) and in administered registered form (*au nominatif administré*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of Account Holders. Title to Dematerialised Notes in fully registered form (*au nominatif pur*) shall pass upon, and transfer of such Notes may only be effected through, registration of the transfer in the accounts of the Issuer or the Registration Agent.

(ii) Title to Materialised Bearer Notes in definitive form having, where appropriate, Coupons, Receipt(s) and/or a Talon attached thereto on issue (**"Definitive Materialised Bearer Notes"**), shall pass by delivery.

(iii) Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note (as defined below), Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, or an interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

(iv) In these Conditions, the holder of Notes or any Note, or **"Noteholder"** means (i) in the case of Dematerialised Notes, the person whose name appears in the account of the relevant Account Holder or the Issuer or the Registration Agent (as the case may be) as being entitled to such Notes and (ii) in the case of Materialised Notes, the bearer of any Definitive Materialised Bearer Note and the Receipts, Coupons, or Talon relating to it, and capitalised terms have the meanings given to them in the relevant Pricing Supplement, the absence of any such meaning indicating that such term is not applicable to the Notes.

(d) **Redenomination**:

(i) The Issuer may (if so specified in the relevant Pricing Supplement), on any Interest Payment Date, without the consent of the holder of any Note, Receipt, Coupon or Talon, by giving at least 30 days' notice in accordance with Condition 15 and on or after the date on which the European Member State in whose national currency the Notes are denominated has become a participating Member State in the single currency of the European Economic and Monetary Union (as provided in the Treaty establishing the European Community (the **"EC"**), as amended from time to time (the **"Treaty"**)), or events have occurred which have substantially the same effects (in either case, **"EMU"**), redenominate all, but not some only, of the Notes of any Series into Euro and adjust the aggregate principal amount and the Specified Denomination(s) set out in the relevant Pricing Supplement accordingly, as described below. The date on which such redenomination becomes effective shall be referred to in these Conditions as the **"Redenomination Date"**.

(ii) Unless otherwise specified in the relevant Pricing Supplement, the redenomination of the Notes pursuant to Condition 1(d)(i) shall be made by converting the principal amount of each Note from the relevant national currency into Euro using the fixed relevant national currency Euro conversion rate established by the Council of the European Union pursuant to Article 123 (4) of the Treaty and rounding the resultant figure to the nearest Euro 0.01 (with Euro 0.005 being rounded upwards). If the Issuer so elects, the figure resulting from conversion of the principal amount of each Note using the fixed relevant national currency Euro conversion rate shall be rounded down to the nearest Euro. The Euro denominations of the Notes so determined shall be notified to Noteholders in accordance with Condition 15. Any balance remaining from the redenomination with a denomination higher than Euro 0.01 shall be paid by way of cash adjustment rounded to the nearest Euro 0.01 (with Euro 0.005 being rounded upwards). Such cash adjustment will be payable in Euro on the Redenomination Date in the manner notified to Noteholders by the Issuer.

(iii) Upon redenomination of the Notes, any reference in the relevant Pricing Supplement to the relevant national currency shall be construed as a reference to Euro.

(iv) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, with the prior approval of the Redenomination Agent and the Consolidation Agent, in connection with any redenomination pursuant to this Condition or any consolidation pursuant to Condition 14, without the consent of the holder of any Note, Receipt, Coupon or Talon, make any changes or additions to these Conditions or Condition 14 (including, without limitation, any change to any applicable business day definition, business day convention, principal financial centre of the country of the Specified Currency, interest accrual basis or benchmark), taking into account market practice in respect of redenominated euromarket debt obligations and which it believes are not prejudicial to the interests of such holders. Any such changes or additions shall, in the absence of manifest error, be binding on the holders of Notes, Receipts, Coupons and Talons and shall be notified to Noteholders in accordance with Condition 15 as soon as practicable thereafter.

(v) Neither the Issuer nor any Paying Agent shall be liable to the holder of any Note, Receipt, Coupon or Talon or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of Euro or any currency conversion or rounding effected in connection therewith.

2 Conversion and Exchanges of Notes

(a) Dematerialised Notes

(i) Dematerialised Notes issued in bearer dematerialised form (*au porteur*) may not be converted into Dematerialised Notes in registered dematerialised form, whether in fully registered form (*au nominatif pur*) or in administered registered form (*au nominatif administré*).

(ii) Dematerialised Notes issued in registered dematerialised form (*au nominatif*) may not be converted into Dematerialised Notes in bearer dematerialised form (*au porteur*).

(iii) Dematerialised Notes issued in fully registered form (*au nominatif pur*) may, at the option of the Noteholder, be converted into Notes in administered registered form (*au nominatif administré*), and *vice versa.* The exercise of any such option by such Noteholder shall be made in accordance with Article 4 of Decree no. 83-359 of 2 May 1983. Any such conversion shall be effected at the cost of such Noteholder.

(b) Materialised Notes

Materialised Bearer Notes of one Specified Denomination may not be exchanged for Materialised Bearer Notes of another Specified Denomination.

3 Status

The obligations of the Issuer under the Notes may be either unsubordinated (**"Unsubordinated Notes"**) or subordinated (**"Subordinated Notes"**).

(a) **Status of Unsubordinated Notes**

The Unsubordinated Notes and, where applicable, any relative Receipts and Coupons are direct, general, unconditional, unsecured (subject to the provisions of Condition 4) and unsubordinated obligations of the Issuer and rank and will rank *pari passu* and without any preference among themselves and (subject to such exceptions as are from time to time mandatory under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

(b) **Status of Subordinated Notes**

(i) Subordination

Subordinated Notes (which term shall include both Subordinated Notes with a specified maturity date (**"Dated Subordinated Notes"**) and Subordinated Notes without a specified maturity date (**"Undated Subordinated Notes"**)) are unsecured subordinated obligations of the Issuer and rank and will rank *pari passu* without any preference among themselves and *pari passu* with any other unsecured subordinated obligations of the Issuer with the exception of any *prêts participatifs* granted to the Issuer. If any judgement is rendered by any competent court declaring the transfer of the whole of its business (*cession totale de l'entreprise*) or the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason, the rights of payment of the holders of Subordinated Notes shall be subordinated to the payment in full of unsubordinated creditors and, subject to such payment in full, the holders of Subordinated Notes shall be paid in priority to any *prêts participatifs* granted to the Issuer. In the event of incomplete payment of unsubordinated creditors, the obligations of the Issuer in connection with the Subordinated Notes will be terminated. The holders of Subordinated Notes shall take all steps necessary for the orderly accomplishment of any collective proceedings or voluntary liquidation.

(ii) Dated Subordinated Notes

Unless otherwise specified in the relevant Pricing Supplement, payments of interest relating to Dated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a).

(iii) Undated Subordinated Notes

Unless otherwise specified in the relevant Pricing Supplement, payments of interest relating to Undated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a) and may be deferred in accordance with the provisions of Condition 5(h).

The use of the proceeds of issues of Undated Subordinated Notes will be set out in the applicable Pricing Supplement.

4 Negative Pledge

So long as any of the Unsubordinated Notes or, if applicable, any Receipts or Coupons relating to them, remains outstanding, the Issuer will not create or permit to subsist any mortgage, charge, pledge, lien or other security interest upon the whole or any part of its assets, present or future, to secure any present or future Indebtedness (as defined below) incurred or guaranteed by it (whether before or after the issue of the Unsubordinated Notes) unless the Issuer's obligations under the Unsubordinated Notes, Receipts and Coupons are equally and rateably secured therewith.

For the purposes of this Condition **"Indebtedness"** means any indebtedness for borrowed money, represented by bonds, notes, debentures or other assimilated debt securities which are for the time being, or are capable of being, quoted, listed or ordinarily traded in on any stock exchange, over-the-counter-market or other securities market.

This Condition 4 shall not apply to Subordinated Notes.

5 Interest and other Calculations

(a) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"Business Day" means:

(i) in the case of Euro, a day on which the Trans European Automated Real Time Gross Settlement Express Transfer or any successor thereto (the **"TARGET System"**) is operating (a **"TARGET Business Day"**) and/or

(ii) in the case of a specified currency other than Euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency and/or

(iii) in the case of a specified currency and/or one or more additional business centre(s) specified in the relevant Pricing Supplement (the **"Additional Business Centre(s)"**), a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Additional Business Centre(s) or, if no currency is indicated, generally in each of the Additional Business Centres so specified

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the **"Calculation Period"**):

(i) if **"Actual/365 – FBF"** is specified in the relevant Pricing Supplement, the fraction whose numerator is the actual number of days elapsed during the Calculation Period and whose denominator is 365. If part of that Calculation Period falls in a leap year, Actual/365 – FBF shall mean the sum of (i) the fraction whose numerator is the actual number of days elapsed during the non-leap year and whose denominator is 365 and (ii) the fraction whose numerator is the number of actual days elapsed during the leap year and whose denominator is 366

(ii) if **"Actual/365"** or **"Actual/Actual – ISDA"** is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(iii) if **"Actual/Actual-ISMA"** is specified in the relevant Pricing Supplement:

(A) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(B) if the Calculation Period is longer than one Determination Period, the sum of:

the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

in each case where

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means the date specified hereon or, if none is so specified, the Interest Payment Date

(iv) if **"Actual/365 (Fixed)"** is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(v) if **"Actual/360"** is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(vi) if **"30/360"**, **"360/360"** or **"Bond Basis"** is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)) and

(vii) if **"30E/360"** or **"Eurobond Basis"** is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"FBF Definitions" means the definitions set out in the FBF Master Agreement, unless otherwise specified in the relevant Pricing Supplement

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is Euro or (ii) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (iii) the day falling two Business Days in the city specified in the Pricing Supplement for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor Euro

"Interest Payment Date" means the date(s) specified in the relevant Pricing Supplement

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 (**"Reuters"**) and Bridge/Telerate (**"Telerate"**)) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate, subject to amendment in respect of Paris listed Notes, as disclosed in the Pricing Supplement.

"Rate of Interest" means the rate of interest payable from time to time in respect of the Notes and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, Paris

"Relevant Date" means, in respect of any Note, Receipt or Coupon, the date on which payment in respect of it first became due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (in the case of Materialised Notes if earlier) the date seven days after that on which notice is duly given to the holders of such Materialised Notes that, upon further presentation of the Materialised Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre and for this purpose **"local time"** means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, 11.00 a.m., Brussels time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated and

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(c)(ii)

(b) **Interest on Fixed Rate Notes:** Each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date except as otherwise provided in the relevant Pricing Supplement.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount

will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

(c) **Interest on Floating Rate Notes and Index Linked Interest Notes**:

(i) *Interest Payment Dates:* Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear (except as otherwise provided in the relevant Pricing Supplement) on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Specified Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and, unless otherwise specified in the relevant Pricing Supplement, the provisions below relating to either FBF Determination or ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

(A) FBF Determination for Floating Rate Notes

Where FBF Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant FBF Rate. For the purposes of this sub-paragraph (A), **"FBF Rate"** for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Transaction under the terms of an agreement incorporating the FBF Definitions and under which:

(a) the Floating Rate is as specified in the relevant Pricing Supplement and

(b) the relevant Floating Rate Determination Date (Date de Détermination du Taux Variable) is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Determination Date (*Date de Détermination du Taux Variable*)" and "Transaction" have the meanings given to those terms in the FBF Definitions, provided that "EURIBOR" means the rate calculated for deposits in euro which appears on Telerate Page 248, as more fully described in the relevant Pricing Supplement.

(B) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (B), **"ISDA Rate"** for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option is as specified in the relevant Pricing Supplement

(b) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(c) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph (B), **"Floating Rate"**, **"Calculation Agent"**, **"Floating Rate Option"**, **"Designated Maturity"**, **"Reset Date"** and **"Swap Transaction"** have the meanings given to those terms in the ISDA Definitions.

(C) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(a) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(i) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity) or

(ii) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date, subject to amendment in respect of Paris listed Notes, as disclosed in the Pricing Supplement

(b) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (a)(i) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (a)(ii) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent and

(c) if paragraph (b) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is Euro, in the Euro-zone as selected by the Calculation

Agent (the **"Principal Financial Centre"**) are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest* Notes: The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

(d) **Zero Coupon Notes:** Where a Note the Interest Basis of which is specified to be Zero Coupon and is repayable prior to the Maturity Date is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(e)(i)).

(e) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating a Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

(f) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

(g) **Accrual of interest:** Interest shall cease to accrue on each Note on the due date for redemption unless (i) in the case of Dematerialised Notes, on such due date or (ii) in the case of Materialised Notes, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(h) **Deferral of interest:** In the case of Undated Subordinated Notes, interest shall be payable on each Compulsory Interest Payment Date (as defined below) in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may be paid (if the Issuer so elects) the interest accrued in the Interest Period ending on the day immediately preceding such date but the Issuer shall not have any obligation to make such payment. Notice of any Optional Interest Payment Date shall (for so long as the rules of any Stock Exchange so require) be given to the Noteholders in accordance with Condition 15 and to the relevant Stock Exchange. Such notice shall be given at least seven days prior to the relevant Optional Interest Payment Date(s). Any interest not paid on an Optional Interest Payment Date shall, so long as the same remains unpaid, constitute **"Arrears of Interest"** which term shall include interest on such unpaid interest as referred to below. Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 15 but all Arrears of Interest on all Undated Subordinated Notes outstanding shall become due in full on whichever is the earliest of:

(i) the Interest Payment Date immediately following the date upon which the General Meeting passed a resolution to pay a dividend on the ordinary share capital of the Issuer and

(ii) the commencement of a liquidation or dissolution of the Issuer.

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When

Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall (to the extent permitted by law) bear interest accruing (but only, in accordance with Article 1154 of the Civil Code, after such interest has accrued for a period of one year) and compounding on the basis of the exact number of days which have elapsed at the prevailing rate of interest on the Undated Subordinated Notes in respect of each relevant Interest Period. For these purposes the following expressions have the following meanings:

"Compulsory Interest Payment Date" means any Interest Payment Date unless at the General Meeting of the shareholders of the Issuer immediately preceding such date which was required to approve the annual accounts of the Issuer for the fiscal year ended prior to such General Meeting, no resolution was passed to pay a dividend on the ordinary share capital of the Issuer in respect of such previous fiscal year.

"Optional Interest Payment Date" means any Interest Payment Date, as the case may be, other than a Compulsory Interest Payment Date.

(i) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding**

(i) If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (c) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country(ies) of such currency.

(j) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(k) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Optional Redemption Amounts, Early Redemption Amounts and Instalment Amounts:** As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or Instalment Amount, obtain such

quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Optional Redemption Amount, Early Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(c)(ii), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(l) **Calculation Agent and Reference Banks:** The Issuer shall use its best efforts to procure that there shall at all times be four Reference Banks (or such other number as may be required by the Conditions) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding (as defined in the Agency Agreement). If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal Paris or Luxembourg, as appropriate office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid. So long as the Notes are listed on any stock exchange and the rules of that exchange so require, notice of any change of Calculation Agent shall be given in accordance with Condition 15.

6 Redemption, Purchase and Options

(a) **Final Redemption:** Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any option provided by the relevant Pricing Supplement including any Issuer's option in accordance with Condition 6(c) or any Noteholders' option in accordance with Condition 6(d), each Note shall be finally redeemed on the Maturity Date specified in the relevant Pricing Supplement at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within Condition 6(b) below, its final Instalment Amount.

(b) **Redemption by Instalments and Final Redemption:** Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified in the relevant Pricing Supplement) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(c) or (6)(d), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified in the relevant Pricing Supplement. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such

Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused (i) in the case of Dematerialised Notes, on the due date for such payment or (ii) in the case of Materialised Notes, on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(c) **Redemption at the Option of the Issuer, Exercise of Issuer's Options and Partial Redemption:** If a Call Option is specified in the relevant Pricing Supplement, the Issuer may, subject to compliance by the Issuer with all relevant laws, regulations and directives and on giving not less than 15 nor more than 30 days' irrevocable notice in accordance with Condition 15 to the Noteholders (or such other notice period as may be specified in the relevant Pricing Supplement), redeem or exercise any Issuer's option (as may be described) in relation to all, or, if so provided, some, of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption (including, where applicable, any Arrears of Interest), if any. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified in the relevant Pricing Supplement and no greater than the maximum nominal amount to be redeemed specified in the relevant Pricing Supplement.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option in respect of Materialised Notes, the notice to holders of such Materialised Notes shall also contain the number of the Definitive Materialised Bearer Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements.

In the case of a partial redemption of or a partial exercise of an Issuer's option in respect of Dematerialised Notes, the redemption may be effected, at the option of the Issuer, either (i) by reducing the nominal amount of all such Dematerialised Notes in a Series in proportion to the aggregate nominal amount redeemed or (ii) by redeeming in full some only of such Dematerialised Notes and, in such latter case, the choice between those Dematerialised Notes that will be fully redeemed and those Dematerialised Notes of any Series that will not be redeemed shall be made in accordance with Article 9 of Decree no. 83 -359 of 2 May 1983 and the provisions of the relevant Pricing Supplement, subject to compliance with any other applicable laws and stock exchange requirements.

So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and, in the case of Materialised Notes a list of any Definitive Materialised Bearer Notes drawn for redemption but not surrendered.

(d) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If a Put Option is specified in the relevant Pricing Supplement the Issuer shall, at the option of the Noteholder, upon the Noteholder giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified in the relevant Pricing Supplement) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption including, where applicable, any Arrears of Interest.

To exercise such option or any other Noteholders' option that may be set out in the relevant Pricing Supplement (which must be exercised on an Option Exercise Date) the Noteholder must deposit with any Paying Agent at its specified office during usual business hours a duly completed option exercise notice (the **"Exercise Notice"**) in the form obtained during usual business hours from any Paying Agent or the Registration Agent, as the case may be, within the notice period. Such notice shall, in the case of Materialised Bearer Notes, have attached to it such Note (together with

all unmatured Receipts and Coupons and unexchanged Talons). In the case of Dematerialised Notes, the Noteholder shall transfer, or cause to be transferred, the Dematerialised Notes to be redeemed to the account of the Paris Paying Agent specified in the Exercise Notice. No option so exercised and, where applicable, no Note so deposited or transferred may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(e) **Early Redemption:**

(i) Zero Coupon Notes:

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 shall be the Amortised Nominal Amount (calculated as provided below) of such Note unless otherwise specified in the relevant Pricing Supplement.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Nominal Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown in the relevant Pricing Supplement, shall be such rate as would produce an Amortised Nominal Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(f) or Condition 6(g) or upon it becoming due and payable as provided in Condition 9 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Nominal Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Amortised Nominal Amount becomes due and payable were the Relevant Date. The calculation of the Amortised Nominal Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(d).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown in the relevant Pricing Supplement.

(ii) Other Notes:

The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(f) or Condition 6(g), or upon it becoming due and payable as provided in Condition 9 shall be the Final Redemption Amount together with interest accrued to the date fixed for redemption (including, where applicable, any Arrears of Interest) unless otherwise specified in the relevant Pricing Supplement.

(f) **Redemption for Taxation Reasons:**

(i) If, by reason of any change in French law, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Conditions 8(a) and 8(b) below, the Issuer may, at its option, on any Interest Payment Date or, if so specified in the relevant Pricing Supplement, at any time, subject to having given not more than 60 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with, unless otherwise specified in the relevant Pricing Supplement, any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest) provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which

the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) If the Issuer would on the next payment of principal or interest in respect of the Notes be prevented by French law from making payment to the Noteholders or, if applicable, Couponholders of the full amounts then due and payable, notwithstanding the undertaking to pay additional amounts contained in Conditions 8(a) and 8(b) below, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 15, redeem all, but not some only, of the Notes then outstanding at their Redemption Amount together with, unless otherwise specified in the relevant Pricing Supplement, any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest) on (A) the latest practicable Interest Payment Date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes, provided that if such notice would expire after such Interest Payment Date the date for redemption pursuant to such notice of Noteholders shall be the later of (i) the latest practicable date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes and (ii) 14 days after giving notice to the Fiscal Agent as aforesaid or (B) if so specified in the relevant Pricing Supplement, at any time, provided that the due date for redemption of which notice hereunder shall be given shall be the latest practicable date at which the Issuer could make payment of the full amount payable in respect of the Notes, or, if applicable, Receipts or Coupons or, if that date is passed, as soon as practicable thereafter.

(g) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified in the relevant Pricing Supplement.

(h) **Purchases:** The Issuer shall have the right at all times to purchase Notes (provided that, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price.

(i) **Cancellation:** All Notes purchased by or on behalf of the Issuer must be cancelled, in the case of Dematerialised Notes, by transfer to an account in accordance with the rules and procedures of Euroclear France and, in the case of Materialised Bearer Notes, by surrendering the Temporary Global Certificate and the Definitive Materialised Bearer Notes in question together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in each case, if so transferred or surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with, in the case of Dematerialised Notes, all rights relating to payment of interest and other amounts relating to such Dematerialised Notes and, in the case of Materialised Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so cancelled or, where applicable, transferred or surrendered for cancellation may not be re-issued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

(j) **Illegality:** If, by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes, the Issuer will, subject to having given not more than 45 nor less than 30 days' notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 15, redeem all, but not some only, of the Notes at their Early Redemption Amount together with any interest accrued to the date set for redemption (including, where applicable, any Arrears of Interest).

7 Payments and Talons

(a) **Dematerialised Notes:** Payments of principal and interest (including, for the avoidance of doubt, any Arrears of Interest, where applicable) in respect of Dematerialised Notes shall (in the case of Dematerialised Notes in bearer dematerialised form or administered registered form) be made by transfer to the account denominated in the relevant currency of the relevant Account Holders for the benefit of the Noteholders and, (in the case of Dematerialised Notes in fully registered form), to an account denominated in the relevant currency with a Bank designated by

the Noteholders. All payments validly made to such Account Holders will be an effective discharge of the Issuer in respect of such payments.

(b) **Materialised Bearer Notes:** Payments of principal and interest (including, for the avoidance of doubt, any Arrears of Interest, where applicable) in respect of Materialised Bearer Notes shall, subject as mentioned below, be made against presentation and surrender during usual business hours of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Materialised Bearer Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the Noteholder, by transfer to an account denominated in such currency with, a Bank. **"Bank"** means a bank in the principal financial centre for such currency or, in the case of Euro, in a city in which banks have access to the TARGET System.

(c) **Payments in the United States:** Notwithstanding the foregoing, if any Materialised Bearer Notes are denominated in U.S. Dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments Subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives in the place of payment but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents:** The Fiscal Agent, the Paying Agents, the Calculation Agent, the Redenomination Agent and the Consolidation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Redenomination Agent, the Consolidation Agent and the Registration Agent act solely as agents of the Issuer and the Calculation Agent(s) act(s) as independent experts(s) and, in each case such, do not assume any obligation or relationship of agency for any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Redenomination Agent, the Consolidation Agent and the Registration Agent or the Calculation Agent(s) and to appoint additional or other Paying Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) one or more Calculation Agent(s) where the Conditions so require, (iii) a Redenomination Agent and a Consolidation Agent where the Conditions so require, (iv) Paying Agents having specified offices in at least two major European cities (including Paris so long as the Notes are listed on Euronext Paris and/or Luxembourg so long as the Notes are listed on the Luxembourg Stock Exchange and, in either case, so long as the rules of the relevant Stock Exchange so require) (v) in the case of Materialised Notes, if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, a Paying Agent in a Member State of the EU that will not oblige such Paying Agent to withhold or deduct tax pursuant to the Directive on the taxation of savings (which may be any of the Paying Agents referred to in (iv) above), (vi) in the case of Dematerialised Notes, in fully registered form, a Registration Agent and (vii) such other agents as may be required by any other stock exchange on which the Notes may be listed.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Materialised Bearer Notes denominated in U.S. Dollars in the circumstances described in paragraph (c) above.

On a redenomination of the Notes of any Series pursuant to Condition 1(d) with a view to consolidating such Notes with one or more other Series of Notes, in accordance with Condition 14, the Issuer shall ensure that the same entity shall be appointed as both Redenomination Agent and Consolidation Agent in respect of both such Notes and such other Series of Notes to be so consolidated with such Notes.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 15.

(f) **Unmatured Coupons and Receipts and unexchanged Talons**:

(i) Unless Materialised Bearer Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Materialised Bearer Notes should be surrendered for payment together with all unmatured Coupons (if any) relating thereto, failing which an amount equal to the face value of each missing unmatured Coupon (together, where applicable, with the amount of any Arrears of Interest corresponding to such Coupon) (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon (together, where applicable, with the amount of any Arrears of Interest corresponding to such Coupon) that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Amortised Nominal Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 10).

(ii) If Materialised Bearer Notes so provide, upon the due date for redemption of any such Materialised Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Materialised Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Materialised Bearer Note that is redeemable in instalments, all Receipts relating to such Materialised Bearer Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Materialised Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Materialised Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, (including, for the avoidance of doubt, any Arrears of Interest if applicable) shall only be payable against presentation (and surrender if appropriate) of the relevant Definitive Materialised Bearer Note. Interest accrued on a Materialised Bearer Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Materialised Bearer Notes.

(g) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Materialised Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 10).

(h) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the Noteholder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, **"business day"** means a day (other than a Saturday or a Sunday) (A) (i) in the case of Dematerialised Notes, on which Euroclear France is open for business or (ii) in the case of Materialised Notes, on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as **"Additional Financial Centres"** in the relevant Pricing Supplement and (B) (i) (in the case of a payment in a currency other than Euro), where payment is to be made by transfer to an account maintained with a bank in

the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency or (ii) (in the case of a payment in Euro), which is a TARGET Business Day.

8 Taxation

(a) **Tax exemption for Notes issued or deemed to be issued outside France:** Interest and other revenues with respect to Notes which constitute *obligations* and which, as may be specified in the relevant Pricing Supplement, are being issued or deemed to be issued outside the Republic of France benefit from the exemption provided for in Article 131 *quater* of the French General Tax Code from deduction of tax at source. Accordingly such payments do not give the right to any tax credit from any French source. The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Pricing Supplement.

As to the meaning of the expression "issued or deemed to be issued outside the Republic of France" see "Summary of the Programme – Taxation" above.

(b) **Additional Amounts:** If French law should require that payments of principal or interest in respect of any Note, Receipt or Coupon be subject to deduction or withholding in respect of any present or future taxes or duties whatsoever, the Issuer will, to the fullest extent then permitted by law, pay such additional amounts as shall result in receipt by the Noteholders or, if applicable, the Receiptholders and the Couponholders, as the case may be, of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon, as the case may be:

(i) **Other connection:** to, or to a third party on behalf of, a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France other than the mere holding of the Note, Receipt or Coupon; or

(ii) **Presentation more than 30 days after the Relevant Date:** more than 30 days after the Relevant Date except to the extent that the Noteholder would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day.

(iii) **Payment to individuals:** where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) **Payment by another paying agent:** presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another paying agent in a Member State of the EU.

As used in these Conditions, **"Relevant Date"** in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due (and, for the avoidance of doubt, in the case of Arrears of Interest, references to "becomes due" shall be interpreted in accordance with the provisions of Condition 5(h)) or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or, in the case of Materialised Notes (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) **"principal"** shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Nominal Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) **"interest"** shall be deemed to include all Interest Amounts and all other amounts (including, for the avoidance of doubt, all Arrears of Interest) payable pursuant to Condition 5 or any amendment or supplement to it and (iii) **"principal"** and/or **"interest"** shall be deemed to include any additional amounts that may be payable under this Condition.

(c) **Tax exemption for Notes not issued or deemed to be issued outside France:** Interest and other revenues with respect to Notes which, if so specified in the relevant Pricing Supplement, are not being issued or deemed to be issued outside the Republic of France only benefit from the exemption from deduction of tax at source provided by, and subject to the provisions of, Article 125 A III of the French General Tax Code, which requires *inter alia,* certification of non-French residency.

(d) **Certification of Non-Residency in France:** Each Noteholder shall be responsible for supplying certification of non-residency (a form of which shall be available at the specified offices of any of the Paying Agents or in such other form as may be required by the French tax authorities from time to time) in accordance with the provisions of Article 125 A III of the French General Tax Code and the Issuer shall not be responsible for any deduction or withholding in respect of any payment made under any Note, Receipt or Coupon resulting from the failure of such Noteholder to submit such certification.

9 Events of Default

The Representative (as defined in Condition 11), upon request of any Noteholder, may, upon written notice to the Fiscal Agent given before all defaults shall have been cured, cause all the Notes (but not some only) held by such Noteholder to become immediately due and payable at their principal amount, together with any accrued interest thereon, as of the date on which such notice for payment is received by the Fiscal Agent without further formality, if any of the following events (each an **"Event of Default"**) shall occur:

(a) **Unsubordinated Notes:** In the case of Unsubordinated Notes:

(i) the Issuer defaults in making the payment of any principal or interest (including the payment of any additional amounts in accordance with Condition 8) due in respect of the Notes or any of them and such default continues for a period of seven (7) days in the case of principal and fourteen (14) days in the case of interest; or

(ii) the Issuer fails to perform or observe any of its other obligations under these Terms and Conditions and (except where such failure is incapable of remedy when no such notice or continuation as is hereinafter mentioned will be required) such failure continues for the period of 30 days next following the service by the Representative on the Issuer of notice requiring the same to be remedied at the request of any Noteholder; or

(iii) any Relevant Indebtedness (as defined below) of the Issuer becomes due and repayable prematurely by reason of an event of default (however described) or the Issuer fails to make any payment in respect thereof on the due date for such payment as extended by any applicable grace period as originally provided or the security for any such Relevant Indebtedness becomes enforceable unless, in each case, the Issuer is contesting in good faith in a court of competent jurisdiction that such Relevant Indebtedness is due or that such security is enforceable.

"Relevant Indebtedness" means Indebtedness (as defined in Condition 4) which (either alone or when aggregated with the principal amounts of any other such Indebtedness in respect of which any of the events described above have occurred) amounts to €50,000,000 in aggregate principal amount; or

(iv) the Issuer shall cease or threaten to cease to carry on the whole or the major part of its business either through the Issuer or any of its consolidated subsidiaries, or the Issuer shall cease generally to pay, or shall be unable to, or shall admit inability to, service its debt as it falls due, or shall be adjudicated or found bankrupt or insolvent; or

(v) if the Issuer applies for the appointment of a conciliator (*conciliateur*), or ceases to pay its debts generally as and when they fall due or enter into an amiable settlement (*accord amiable*) with its creditors or a judgment is issued for the judicial liquidation (*liquidation judiciaire*) of the Issuer or for a transfer of the whole of its business (*cession totale de l'entreprise*), or in the absence of legal proceedings, if the Issuer makes a conveyance, assignment or other arrangement for the benefit of its creditors or enters into a composition with its creditors, or a resolution is passed for its winding-up or dissolution except in connection with a merger or other reorganisation, consolidation or amalgamation pursuant

to which the surviving entity assumes all of the obligations of the Issuer with respect to the Notes.

(b) **Subordinated Notes:** In the case of Subordinated Notes and in accordance with Condition 3(b), if any judgment shall be issued for the transfer of the whole of its business (*cession totale de l'entreprise*) or the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason then the Subordinated Notes shall become immediately due and payable, in accordance with Condition 3(b), at their principal amount together with any accrued interest to the date of payment and where applicable, any Arrears of Interest, without further formality.

10 Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

11 Representation of Noteholders

Except as otherwise provided by the relevant Pricing Supplement, Noteholders will, in respect of all Tranches in any Series, be grouped automatically for the defence of their common interests in a *masse* (in each case, the "**Masse**").

The Masse will be governed by the provisions of the French Code of Commerce with the exception of Articles L.228-48 and L.228-59 and by the decree no. 67-236 of 23 March 1967, with the exception of Articles 218, 222 and 224 subject to the following provisions:

(a) **Legal Personality**

The Masse will be a separate legal entity and will act in part through a representative (the "**Representative**") and in part through a general meeting of the Noteholders (the "**General Meeting**").

The Masse alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue respectively with respect to the Notes.

(b) **Representative**

The office of Representative may be conferred on a person of any nationality who agrees to perform such function. However, the following persons may not be chosen as Representatives:

(i) the Issuer, the members of its Board of Directors (*Conseil d'administration*), its Supervisory Board (*Conseil de surveillance*), its general managers (*directeurs généraux*), its statutory auditors, or its employees as well as their ascendants, descendants and spouse; or

(ii) companies guaranteeing all or part of the obligations of the Issuer, their respective managers (*gérants*), general managers (*directeurs généraux*), members of their Board of Directors, Executive Board (*Directoire*), or Supervisory Board (*Conseil de surveillance*), their statutory auditors, or employees as well as their ascendants, descendants and spouse; or

(iii) companies holding 10 per cent. or more of the share capital of the Issuer or companies having 10 per cent. or more of their share capital held by the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing an enterprise in whatever capacity.

The names and addresses of the initial Representative of the Masse and its alternate will be set out in the relevant Pricing Supplement. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all Tranches in such Series.

The Representative will be entitled to such remuneration in connection with its functions or duties as set out in the relevant Pricing Supplement.

In the event of death, retirement or revocation of appointment of the Representative, such Representative will be replaced by another Representative. In the event of the death, retirement or revocation of appointment of the alternate Representative, an alternate will be elected by the General Meeting.

All interested parties will at all times have the right to obtain the name and address of the Representative and the alternate Representative at the head office of the Issuer and the specified offices of any of the Paying Agents.

(c) **Powers of Representative**

The Representative shall (in the absence of any decision to the contrary of the General Meeting) have the power to take all acts of management necessary in order to defend the common interests of the Noteholders.

All legal proceedings against the Noteholders or initiated by them, must be brought by or against the Representative.

The Representative may not be involved in the management of the affairs of the Issuer.

(d) **General Meeting**

A General Meeting may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of the principal amount of the Notes outstanding, may address to the Issuer and the Representative a demand for convocation of the General Meeting. If such General Meeting has not been convened within two months after such demand, the Noteholders may commission one of their members to petition a competent court in Paris to appoint an agent (*mandataire*) who will call the General Meeting.

Notice of the date, time, place and agenda of any General Meeting will be published as provided under Condition 15.

Each Noteholder has the right to participate in a General Meeting in person or by proxy. Each Note carries the right to one vote or, in the case of Notes issued with more than one Specified Denomination, one vote in respect of each multiple of the lowest Specified Denomination comprised in the principal amount of the Specified Denomination of such Note.

(e) **Powers of the General Meetings**

The General Meeting is empowered to deliberate on the dismissal and replacement of the Representative and the alternate Representative and also may act with respect to any other matter that relates to the common rights, actions and benefits which now or in the future may accrue with respect to the Notes, including authorising the Representative to act at law as plaintiff or defendant.

The General Meeting may further deliberate on any proposal relating to the modification of the Conditions including any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions, it being specified, however, that the General Meeting may not increase amounts payable by Noteholders, nor establish any unequal treatment between the Noteholders, nor decide to convert Notes into shares.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least a quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a simple majority of votes cast by Noteholders attending such General Meetings or represented thereat.

Decisions of General Meetings must be published in accordance with the provisions set forth in Condition 15.

(f) **Information to Noteholders**

Each noteholder or Representative thereof will have the right, during the 15-day period preceding the holding of each General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the General Meeting, all of which will be available for inspection by the relevant Noteholders at the registered office of the Issuer, at the specified offices of any of the Paying Agents during usual business hours and at any other place specified in the notice of the General Meeting.

(g) **Expenses**

The Issuer will pay all expenses relating to the operation of the Masse, including expenses relating to the calling and holding of General Meetings and, more generally, all administrative expenses resolved upon by the General Meeting, it being expressly stipulated that no expenses may be imputed against interest payable under the Notes.

(h) **Single Masse**

The holders of Notes of the same Series, and the holders of Notes of any other Series which have been assimilated with the Notes of such first mentioned Series in accordance with Condition 14, shall, for the defence of their respective common interests, be grouped in a single Masse. The Representative appointed in respect of the first Tranche of any Series of Notes will be the Representative of the single Masse of all such Series.

12 Modifications

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

13 Replacement of definitive Notes, Receipts, Coupons and Talons

If, in the case of any Materialised Bearer Notes, a Definitive Materialised Bearer Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent or such other Paying Agent as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia,* that if the allegedly lost, stolen or destroyed Definitive Materialised Bearer Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Definitive Materialised Bearer Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Materialised Bearer Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

14 Further Issues and Consolidation

(a) **Further Issues:** Unless otherwise specified in the relevant Pricing Supplement, the Issuer may from time to time without the consent of the Noteholders, Receiptholders or Couponholders create and issue further notes to be assimilated (*assimilées*) and form a single series with the Notes provided such Notes and the further notes carry rights identical in all respects (or in all respects save for the principal amount thereof and the first payment of interest in the relevant Pricing Supplement) and that the terms of such further notes provide for such assimilation and references in these Conditions to **"Notes"** shall be construed accordingly.

(b) **Consolidation:** The Issuer may, with the prior approval (which shall not be unreasonably withheld) of the Redenomination and Consolidation Agent, from time to time on any Interest Payment Date occurring on or after the Redenomination Date on giving not less than 30 days' prior notice to the Noteholders in accordance with Condition 15, without the consent of the Noteholders, Receiptholders or Couponholders, consolidate the Notes of one Series with the Notes of one or more other Series issued by it, whether or not originally issued in one of the European national currencies or in Euro, provided such other Notes have been redenominated in Euro (if not originally denominated in Euro) and which otherwise have, in respect of all periods subsequent to such consolidation, the same terms and conditions as the Notes.

15 Notices

(a) Notices to the holders of Dematerialised Notes in registered form (*au nominatif*) shall be valid if either, (i) they are mailed to them at their respective addresses, in which case they will be deemed to have been given on the fourth weekday (being a day other than a Saturday or a Sunday) after the mailing, or, (ii) at the option of the Issuer, they are published in a leading daily newspaper of general circulation in Europe. Provided that, so long as such Notes are listed on any stock exchange(s), notices shall be valid if published in a daily newspaper with general circulation in the

city/ies where the stock exchange(s) on which such Notes is/are listed which (x) in the case of Euronext Paris, is expected to be *La Tribune* or *Les Echos* and (y) in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort.*

(b) Notices to the holders of Materialised Bearer Notes and Dematerialised Notes in bearer form shall be valid if published in a daily leading newspaper of general circulation in Europe and so long as such Notes are listed on any stock exchange, in a leading daily newspaper with general circulation in the city/ies where the stock exchange(s) on which such Notes is/are listed which (i) in the case of Euronext Paris, is expected to be *La Tribune* or *Les Echos,* and (ii) in the case of the Luxembourg Stock Exchange, is expected to be the *Luxemburger Wort.*

(c) If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above. Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Materialised Bearer Notes in accordance with this Condition.

(d) Notices required to be given to the holders of Dematerialised Notes (whether in registered or in bearer form) pursuant to these Conditions may be given by delivery of the relevant notice to Euroclear France, Euroclear, Clearstream, Luxembourg and any other clearing system through which the Notes are for the time being cleared in substitution for the mailing and publication as required by Conditions 15 (a), (b) and (c) above; except that (i) so long as such Notes are listed on any stock exchange(s) and the rules of that stock exchange so require, notices shall also be published in a daily newspaper with general circulation in the city/ies where the stock exchange(s) on which such Notes is/are listed and (ii) notices relating to the convocation and decision(s) of the General Meetings pursuant to Condition 11 shall also be published in a leading newspaper of general circulation in Europe.

16 Governing Law and Jurisdiction

(a) **Governing Law:** The Notes (and, where applicable, the Receipts, the Coupons and the Talons) are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction:** Any claim against the Issuer in connection with any Notes, Receipts, Coupons or Talons may be brought before any competent court of the jurisdiction of the Versailles Court of Appeal.

TEMPORARY GLOBAL CERTIFICATES ISSUED IN RESPECT OF MATERIALISED BEARER NOTES

Temporary Global Certificates

A Temporary Global Certificate, without interest Coupons, will initially be issued in connection with Materialised Bearer Notes. Upon the initial deposit of such Temporary Global Certificate with a common depositary for Euroclear and Clearstream, Luxembourg (the **"Common Depositary"**), Euroclear or Clearstream, Luxembourg will credit the accounts of each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid.

The Common Depositary may also credit with a nominal amount of Notes the accounts of subscribers with (if indicated in the relevant Pricing Supplement) other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by such other clearing systems. Conversely, a nominal amount of Notes that is initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

Exchange

Each Temporary Global Certificate issued in respect of Notes will be exchangeable, free of charge to the holder, on or after its Exchange Date (as defined below):

(i) if the relevant Pricing Supplement indicates that such Temporary Global Certificate is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme - Selling Restrictions"), in whole, but not in part, for the Definitive Materialised Bearer Notes and

(ii) otherwise, in whole but not in part upon certification as to non-U.S. beneficial ownership (a form of which shall be available at the specified offices of any of the Paying Agents) for definitive Materialised Bearer Notes.

Delivery of Definitive Materialised Bearer Notes

On or after its Exchange Date, the holder of a Temporary Global Certificate may surrender such Temporary Global Certificate to or to the order of the Fiscal Agent. In exchange for any Temporary Global Certificate, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Materialised Bearer Notes. In this Offering Circular, Definitive Materialised Bearer Notes means, in relation to any Temporary Global Certificate, the Definitive Materialised Bearer Notes for which such Temporary Global Certificate may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Temporary Global Certificate and a Talon). Definitive Materialised Bearer Notes will be security printed in accordance with any applicable legal and stock exchange requirements. Forms of such definitive Bearer Materialised Notes shall be available at the specified offices of any of the Paying Agent(s).

Exchange Date

"Exchange Date" means, in relation to a Temporary Global Certificate, the day falling after the expiry of 40 days after its issue date, provided that, in the event any further Materialised Notes are issued prior to such day pursuant to Condition 14(a), the Exchange Date for such Temporary Global Certificate shall be postponed to the day falling after the expiry of 40 days after the issue of such further Materialised Notes.

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be used for the Issuer's general corporate purposes unless otherwise specified in the relevant Pricing Supplement.

DESCRIPTION OF RENAULT

INTRODUCTION

Renault is a *société anonyme* (hereinafter as "Renault") established under French law, governed by the French Commercial Code. Renault was formed on 10 January 1945 and will cease to exist on 31 December 2088 except in the case of early termination or renewal. It is registered with the Registry of Commerce of Nanterre under number B441.639.465 and its registered office is at 13-15 Quai Alphonse Le Gallo 92100 Boulogne-Billancourt, France.

Share Capital

Listing:	Renault's shares are listed on the Euronext Paris S.A. *Premier Marché* and are eligible for the *Service de Règlement différé.*
Type:	shares of a single class.
Number:	284,937,118 shares, corresponding to all the shares constituting the share capital of Renault.
Par value:	3.81 euros.

Background

It was just over one hundred years ago, in 1898, when Louis Renault produced the first "Type A" voiturette. The same year, he set up Société Renault Frères to manufacture motor vehicles, taking advantage of patents such as the first direct-drive transmission.

- In 1922, having expanded strongly in the passenger car and commercial vehicle markets, Renault became a limited company. Establishing numerous production centers in France and abroad, Renault gradually emerged as the French market leader.
- In January 1945, the company was nationalized and renamed "Régie Nationale des Usines Renault" and concentrated on producing the 4 CV.
- In 1990, Renault became a limited company once again. In the same year, it signed an agreement for close cooperation with the Volvo group. And in 1991 the two groups linked their car and truck businesses via cross-shareholdings. This arrangement was unwound after plans to merge the two groups were shelved in late 1993.
- One year later, the French government opened Renault to outside capital, a first step towards privatization, which took place in July 1996.
- From the first voiturette created by Louis Renault in 1898 to the latest arrival, Vel Satis, Renault has been the source of many ground-breaking concepts in automotive history: the 4 CV in 1946; the Renault 4 in 1961; the Renault 16, with its rear hatch and modular interior, in 1965; the Renault 5 with its polyester bumpers in 1972; turbo-powered vehicles starting in 1980; the Espace in 1984; Twingo in 1993; and Mégane Scénic in 1996 are just some of the models that have contributed to the company's tradition of innovation.
- 1999 marked the start of a new era in Renault's history with the signing of an alliance with Nissan (hereinafter the "Alliance"), on 27 March in Tokyo. In the same year, Renault acquired a new brand by taking a 51% stake in Romanian carmaker Dacia.
- In 2000, this expansion continued, with Renault increasing its stake in Dacia to 80.1% and acquiring a new brand – Samsung Motors in Korea.
- In January 2001, the agreement signed with Volvo in July 2000 came into effect, making Renault the principal shareholder in the world's second-largest truck manufacturing company.
- In June 2001, Renault increased its stake in Dacia to 92.7%.
- Work towards the formation of a Renault-Nissan bi-national group entered a new phase on 30 October 2001 with the announcement of a plan to step up the development of the Alliance. The plan involves: a) strengthening equity ties, to reinforce links between the two companies and create a community of interests b) setting up a common strategic command structure.

- 2001 saw the market launch of Laguna II from January, New Clio in the first half-year and Avantime in November. In 2001, Renault also unveiled Vel Satis, its top-range sedan that went on sale in March 2002.

Structure of the Renault Group

Renault is the parent company of the Renault group.

The group's activities are organized into two main divisions:

- The Automobile Division (93.1% of revenues, or EUR 33.8 billion in 2001) is responsible for designing, manufacturing and marketing passenger cars and light commercial vehicles. It also handles related activities such as agricultural machinery;

- The Finance Division (5% of revenues, or EUR1.8 billion in 2001) is a support division with financial and commercial businesses, bringing together the subsidiaries responsible for sales financing and services. It is also responsible for managing the group's cash funds.

Under the agreement signed with Volvo in July 2000 and which came into effect on 2 January 2001, the truck operation is no longer fully consolidated. Renault's equity interest in the new unit – 20% of all shares issued by AB Volvo – is accounted for under the equity method (*société mise en équivalence*).

Information about Irisbus (1.9% of consolidated group revenues or EUR0.7 billion) is contained under the item "Other" in the financial statements.

*** Creation of Renault s.a.s.**

The strengthening of the Alliance between Renault and Nissan Motor Co., Ltd. (hereinafter as "Nissan Motor") and the delegation of its strategic management to Renault-Nissan b.v. has led to reorganise Renault, with the creation of a *société par actions simplifiée* (a French simplified form of joint-stock company), Renault s.a.s., which is wholly owned by Renault and which holds the majority of Renault group operating assets.

Renault s.a.s. is managed by the same chairman as Renault, and its board of directors has the same members as the board of directors of Renault.

Renault s.a.s. has received a partial contribution of assets from Renault on conclusion of a contribution agreement that was signed by Renault and Renault s.a.s. on 22 February 2002. This partial contribution of assets was approved by the extraordinary general meeting of shareholders of Renault that took place on 28 March 2002 and became effective on 1 April 2002.

The net value of the contribution made by Renault was determined on the basis of accounts for the financial year ending 31 December 2001.

Under the terms of the agreement, Renault made the contribution to the beneficiary company subject to ordinary *de facto* and *de jure* warranties, of all assets and liabilities, rights and securities, without limitation, constituting all of the activities of Renault at 31 December 2001, except for:

- assets items composed of (i) shares in Nissan Motor (4552 million euros), Irisbus Holding (147 million euros), Nisssan Diesel, Renault Nissan Purchasing Organization (RNPO), Sofrastock (currently being transformed into Renault s.a.s.) as beneficiary of this capital contribution and self-held shares (301 million euros) (ii) credits connected to subsidiaries (6775 million euros), credits connected to the group's tax framework (57 million euros) (iii) and financial assets (including unrealized losses on foreign exchange transactions): 398 million euros; shares in SCI Plateau de Guyancourt along with contracts and undertakings linked to the financing of the Technocentre.

  Shares certificate or shares of holding subsidiaries which might be subject to rights of third parties or particular restrictions shall be considered in a separate agreement.

- liabilities composed of (i) equity loans (324 million euros), (ii) financial debts and bank borrowings, including unrealized gains on foreign exchange transactions and provisions for foreign exchange losses (6174 million euros), contingency and loss provisions (86 million euros), debts and provisions connected to the group's tax framework (374 million euros) and corporate debts (66 million euros).

  It is to be observed that the off-balance sheet undertakings whether granted or received linked to the assets and liabilities listed hereabove are not included in this assets contribution.

* Creation of Renault-Nissan b.v.

Moreover, Renault-Nissan b.v., a company governed by Dutch law, equally owned by Renault and Nissan Motor became fully operational since 17 April 2002. This company has the objective of defining certain strategic axes and curtailing the decision-making process so that the enhanced synergies can be put to the service of shared objectives.

Renault-Nissan b.v. acts solely within the framework of the decisions of the Alliance formed between Renault and Nissan Motor.

Renault-Nissan b.v. has an exclusive decision making authority, inter alia, with respect to mid- and long-term planning (three, five and ten year plans), on commonalities in products and powertrains, on principles of financial policy and on the validation of Renault's and Nissan's product plans. It should wholly own existing (Renault-Nissan Purchasing Organization) and future joint companies, which will establish exclusive contractual relationships with Renault and Nissan.

Renault-Nissan b.v. will also make proposals to Renault and Nissan on issues such as the creation of joint companies, significant changes in market or product coverage, major investments and third-party strategic cooperation.

* Creation of a Foundation

A foundation governed by Dutch law created by Renault and Nissan (the "Foundation") has the right, on conclusion of a subscription contract, to subscribe to preference shares and to one priority share in Renault-Nissan b.v. in such a way that following the issue of said shares, it owns the majority of the latter's share capital. The Foundation shall be entitled to require that Renault-Nissan b.v. shares be issued in its favour in the event of a so-called "creeping" control, i.e. by the accumulation of over 15% of Renault's and/or Nissan's shares via purchase on the stock market or acquisition of blocks of shares. Conversely, it may not exercise this right in the event of a public offer for Renault's and/or Nissan's shares, since in that case French or Japanese regulations with regard to public offers are exclusively applicable. The Foundation shall not be able to act if the purchaser has acquired its shares from the French State under a competitive bidding procedure. Therefore, the Foundation can only come into play in the event of the acquisition of a shareholding of over 15%, via the accumulation of shares from investors other than the French State, but less than the 33.33% threshold that triggers an offer.

The preference shares and the priority share shall be cancelled in the event that the holding falls below 15%, or if a public offer is filed. The same applies on expiry of an 18-month period following their issue.

Renault-Nissan Alliance: A Plan to Step Up Development of the Bi-National Group

In 2001 Renault and Nissan entered a new phase in the construction of the Renault-Nissan bi-national group. The Alliance forged between the two companies in March 1999 has given the Renault-Nissan entity the potential to rank among the world's top automotive groups. The challenge at this time is to root the Alliance even more deeply by creating a strategic unit for the bi-national group while preserving the operating autonomy of the two companies. With the support of Renault and the success of its recovery plan, Nissan can now take the place that was reserved for it in the initial agreements. For its part, Renault, having supported and financed Nissan's recovery, is counting on benefiting from a maximum of synergies between the two groups. A plan to accelerate the deployment of the bi-national group was presented in October 2001. The plan is designed to serve the interests of shareholders, employees and customers of both companies by improving synergies and earnings. It calls for cross-shareholdings between Renault and Nissan to strengthen the solidarity between them and create a community of interests. The plan will also ensure the strategic coherence needed to exploit the complementary strengths of the two companies by establishing a single strategic command structure that will set the Alliance's long-term goals.

Since the signing of their agreement in 1999, Renault and Nissan have completed several key stages in implementing the Alliance. The cooperation between them is based on simple principles: share resources in order to realize economies of scale; and exploit the complementarities in terms of product ranges, markets and know-how to generate incremental revenue. The goal is to increase industrial efficiency while preserving the identity of each brand needed to maintain strong brand images and cover the broadest possible spectrum of customers.

The Alliance is developing common platforms and powertrains. At the same time, it is implementing a strategy of coordinated purchasing and shared production capacity. The separate identity of each of the brands is being preserved.

Renault and Nissan are strongly complementary in terms of markets, products and know-how. Accordingly, they can be present in all the major automobile markets, and each can move into new markets at low cost by drawing support from the other's manufacturing facilities or distribution network. Each can enhance its product and service offering to generate incremental income. Moreover, Renault and Nissan each benefit by exchanging their know-how in research and development, quality and marketing.

Renault's Strategy

Renault is pursuing a strategy of profitable growth based on innovation and brand identity, international development and competitiveness. In 2001 progress in this strategy was accelerated by cooperation with Nissan as part of the Alliance between the two companies.

*** Innovation and Brand Identity**

In the passenger car market, Renault launched New Clio in the first half of 2001. In the D segment, Laguna II, marketed in hatchback and station wagon versions starting in January 2001, was well received, immediately reclaiming the top spot in its segment in France. 2001 was also the year in which Renault began the process of renewing the top end of its range, a segment with a powerful influence on brand image and one in which Renault's ambition is to gain a durable position with products that set it apart from other manufacturers. The renewal of the group's range of passenger cars and light commercial vehicles, set to take place between 2002 and 2004, will pick up speed with the launch of 20 new models, some 15 of which under the Renault nameplate.

*** International Deployment**

With its acquisition of Dacia in Romania in 1999 and the operating assets of Samsung Motors in Korea in 2000, Renault became a multi-brand group in just two years. It has continued to consolidate its presence on the international stage. In 2001 the group undertook a number of measures to strengthen these two new brands.

Beyond the investment outlays required to sustain the deployment phase, Renault's international expansion represents a strategic choice, embraced in full, to ensure future growth for the group and spread production and development costs over a broader base.

*** Competitiveness: Second Three-Year Cost-Reduction Plan**

The first cost-reduction plan was completed at the end of 2000 having achieved EUR 3 billion in savings relative to the 1997 budget based on a constant level of activity, in line with the objective established for it. Renault launched a new three-year cost-reduction plan for 2001-2003 targeting additional savings of EUR 3 billion relative to 2000. The second plan is driven by two imperatives: to respond to the intensifying competitive and regulatory environment, in which prices are trending downwards and pollution and safety standards are becoming more stringent; and to bolster Renault's continued international development and improvement in profitability. It is part and parcel of the group's profitable growth strategy, which makes competitiveness in terms of costs, delivery times and quality one of its three main thrusts.

In 2001 the Finance Division continued its actions to cut costs and improve productivity. In France, the restructuring of the distribution network was finalized and production platforms were centralized. A major effort was made to refashion information systems in a number of countries including France. With the goal of identifying new sources of savings, detailed benchmarking studies of management processes were carried out internally, between the principal European subsidiaries of Renault Credit International, and externally, with the finance arms of other companies.

Outlook

2002 will be an important year of product launches for Renault, with the introduction of new top-of-the-range models and the start of the Mégane renewal, which will begin to bear fruits at the end of the year.

Against this backdrop and in a similar market context as in 2001 both inside and outside Europe, the aim in 2002 is to consolidate the group's unit sales and maintain positive operating margin, on a consistent accounting basis.

2002 will also mark the beginning of a second phase in the Alliance with Nissan, putting Renault in a position to bolster performance in the coming years.

Share Price

Renault shares have been listed on the *Premier Marché* of Euronext Paris S.A. (formerly the Paris Bourse) since 17 November 1994 following the initial public offering (Euroclear code 13 190). The initial offer price was FRF 165/EUR 25.15. Renault was added to the CAC 40 index on 9 February 1995.

Two subsidiaries are publicly traded:

Renault Argentina, listed in Buenos Aires, is 61.1%-owned by Cofal, 19.1%-owned by Renault Holding and 0.2%-owned by Renault S.A.;

Renault owns 92.7% of Dacia, which is listed in Bucharest.

Ownership structure

At 29 May 2002, Renault's share capital comprised 284 937 118 shares with a par value of 3.81 euros each, and the ownership structure was as follows:

As of 29 May 2002, to the Company's knowledge[(1)]

	Number of shares	*% capital*	*% voting rights*
French State	75,999,781	26.67	32.52
Group of Associated Shareholders	7,518,467	2.64	3.22
Employees	7,402,696	2.60	3.17
General public	142,777,024	50.11	61.09
Treasury stock	8,498,582	2.98	–
Nissan Finance Co Ltd.[(2)(3)]	42,740,568	15.00	–
Total	284,937,118	100.00	100.00

(1) This breakdown relates to the position at 29 May 2002, before the sale by the French State of shares to employees.

(2) Further details are provided at the chapter "Recent Developments" of this document.

(3) Nissan Finance Co., Ltd., a wholly-owned subsidiary of Nissan Motor, a company governed by Japanese law in which Renault holds 44.4% of the capital, cannot exercise the voting rights attached to the shares held in the capital of Renault. Moreover, such shares are subject to certain retention obligations: thus, under the Alliance Master Agreement concluded on 20 December 2001 between Renault and Nissan Motor provisions have been taken relating to the reinforcement of their cross-shareholding structure. These provisions, which are set out in the transaction memorandum stamped by the COB on 26 March 2002 under number 02 -275, stipulate that until 31 December 2004 neither Renault nor Nissan are entitled to sell shares in the other company without having obtained the prior approval of the Board of Directors of Renault and of Nissan Motor.

To the company's knowledge, no member of the public owns 5% or more of the share capital of Renault. Moreover, to the company's knowledge, there are no shareholder agreements other than the agreement that has been maintained since 21 November 1994 between the members of the group of associated shareholders (Groupe des Actionnaires Associés).

On 2 April 2002, the French State reduced its ownership interest in the share capital of Renault via the disposal of 27,306,691 shares, under a private placement to French and foreign institutional investors. The number of shares sold was increased by 2,730,669 shares via the exercise of an over-allocation option granted by the French State to the banking syndicate, taking the total number of shares transferred by the French State to 30,037,360.

As a consequence thereof, ten percent of the total amount sold by the French State are going to be offered to employees and former employees of Renault and its subsidiaries.

Following the offer reserved for employees on the basis of the assumptions listed below(4), it is believed that the breakdown of ownership of Renault's share capital will be modified as indicated in the table below:

	Number of shares	*% capital*	*% voting rights*
French State	72,662,297	25.50	31.10
Group of Associated Shareholders	7,518,467	2.64	3.22
Employees	10,740,180	3,17	4.60
General public	142,777,024	50.11	61.08
Treasury stock	8,498,582	2.98	–
Nissan Finance Co Ltd.(2)(3)	42,740,568	15.00	–
Total	284,937,118	100.00	100.00

(4) Estimation based on the following assumptions:

- acquisition by employees of all the shares that have been reserved for them under the present offer, i.e. a total of 3,337,484 shares and before any future bonus share distribution;

Senior Management and Corporate Governance at 26 April 2002

The company is managed by a Board of Directors with 17 members. Thirteen are chosen by the Annual General Meeting of Shareholders, three represent the company's employees and one represents employee shareholders. Directors are appointed for a term of six years if appointed before 26 April 2002, and they are appointed for a term of four years if they were or are to be appointed as from 26 April 2002.

On 26 April, the general meeting decided to reduce from 5 to 4 the number of board members appointed by the French State. Mr Jean Claude Paye's mandate was renewed, but no longer as a representative of the French State, rather as representative of the shareholders.

Mr Carlos Ghosn (*Director:* Alcoa Inc., Mirant Corporation, Nissan Motor Co. Ltd.) was appointed as a new board member.

Mr Carlos Ghosn and Mr Jean Claude Paye are both appointed for a term of four years.

Board of Directors at 31 December 2001

	Age	*First appointed*
Chairman and C.E.O.		
Louis Schweitzer[1]	59	May 1992
Director: BNP Paribas, Compagnie Financière Renault, Electricité de France, AB Volvo, Renault Crédit International		
Member of the Supervisory Board: Philips		
Directors		
Pierre Alanche[6]	59	June 1997
Engineer in charge of overseeing development of Renault's production information systems		
Representing employee shareholders		
BNP PARIBAS[2]		
represented by Michel Pébereau,	59	May 1995
BNP Paribas Chairman and C.E.O.		
Director (personal appointment): Total Fina Elf, Lafarge, Saint Gobain		
Member of the Supervisory Board: Axa, Galeries Lafayette, Dresdner Bank A.G.,		
Jean-Marie Bousset[3]	55	January 1999
Renault after-sales technician		
Employee-Board member		
Jean-Pierre Camescasse[3]	60	January 1989
Engineer in charge of quality of Renault's technical documentation		
Employee-Board member		
François de Combret[7]	60	July 1996
Associate Director: Lazard Frères, Maison Lazard,		
Director: Fonds partenaires Gestion, Institut Pasteur		
Nicolas Jachiet[7][10]	43	March 1998
Head of Shareholding Department		
Treasury Division		
Ministry of the Economy, Finance and Industry		
Director: Sogepa, France Télécom, EDF, SNCF		
Yoshikazu Hanawa[9]	67	June 1999
Chairman, Nissan Motor Co. Ltd		
Jean-Luc Lagardère[4]	74	May 1989
Board member, Lagardère S.C.A		
Chairman and C.E.O.: Lagardère S.A., Lagardère Capital & Management, Hachette S.A.		
Chairman: France Galop, European Aeronautic Defence and Space Company Eads N.V., EADS Participations B.V.+		
Director: Lagardère Elevage,		
Member of the Consultative Committee: Banque de France		
Bernard Larrouturou	43	February 2000
Chairman and C.E.O., INRIA		
Director: INRIA Transfert		
Henri Martre[6][10]	73	July 1996
Honorary Chairman, Aérospatiale		
Chairman of the Board: AFNOR		
Chairman of the Supervisory Board: ESL and Network Holding		
Director: On – X, Sogepa		
Member of the Consultative Committee: Banque de France, Andersen and Carlyle		
Jean-Claude Paye[10][13]	67	July 1996
Attorney		
Danièle Potvin[3]	53	November 1996
Director, Renault Executive Internships		
Employee-Board member		

	Age	First appointed
Franck Riboud[12]	46	December 2000
Chairman and C.E.O.: Danone		
Chairman of the Board: Compagnie Gervais Danone, Générale Biscuit		
Chairman and Director: Danone Asia Pte Ltd,		
Vice Chairman and Director: Danone S.A. Danone Sabanci, Gida Ve Icecek San.Ve.Tic.A.S.		
Director: Danone Finance, Association Nationale des Industries Agroalimentaires, ANSA		
Eurazeo, Abi Holdings Limited (ABIH), Associated Biscuits International ltd (ABIL), Scottish & Newcastle Plc		
Danone S.A., Wadia BSN India Limited, Clover Holdings Limited, Strauss Dairies Ltd, Ona		
Member of the Supervisory Board: Accor		
Permanent Representative: Compagnie Gervais Danone, Danone, Société des Eaux de Volvic		
LU France		
Jeanne Seyvet[8][10]	47	December 1998
Director General, Industry, Information Technologies and Post Ministry of the Economy, Finance and Industry		
Director: Bull, Ecole Normale Supérieure		
Member of the Supervisory Board: Areva		
Government Commissioner on the board of France Télécom and FT1CI		
Robert Studer[5]	63	July 1996
Former Chairman: Union de Banques Suisses		
Director: European Advisory Committee to the New York Stock Exchange, New York, Espirito Santo Financial Group S.A., Luxembourg, Schindler Holding S.A., Total Fina Elf		
Member of the Supervisory Board: BASF S.A.		

(1) Appointment renewed by the Joint General Meeting of 10 June 1999, appointed Chairman and C.E.O. by the Board of Directors on 10 June 1999

(2) Appointed by the Annual General Meeting of 24 May 1995, renewed by the Annual General Meeting of 8 June 2000

(3) Elected/re-elected by employees on 5 November 1996

(4) Renewed by the Joint General Meeting of 10 June 1999

(5) Renewed by the Joint General Meeting of 10 May 2001

(6) Appointed/reappointed by the Joint General Meeting of 10 June 1997

(7) Appointed/reappointed by the Joint General Meeting of 11 June 1998

(8) Appointed by ministerial order of 11 December 1998, ratified by the Joint General Meeting of 10 June 1999, reappointed by the Joint General Meeting of 10 May 2001

(9) Appointed by the Annual General Meeting of 10 June 1999

(10) Named by the French State prior to appointment by the General Meeting

(11) Appointed by ministerial order of 15 February 2000, ratified by the Annual General Meeting of 8 June 2000

(12) Co-opted by the Board of Directors on 19 December 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of 10 May 2001

(13) Appointed/reappointed by the Joint General Meeting of 26 July 1996

Expiry of Terms of Office of Board Members

Expiration year	*Term of office expires*
2002 (October)	Ms. Potvin[1] Mr. Camescasse[1] Mr. Bousset[1]
2003	Mr. Alanche[1] Mr. Jachiet Mr. Martre
2004	Mr. de Combret Mr. Larrouturou
2005	Mr. Hanawa Mr. Lagardère Mr. Schweitzer
2006	BNP Paribas Mr. Riboud[2] Mr. Ghosn Mr. Paye
2007	Ms. Seyvet Mr. Studer

(1) Directors representing employees and employee shareholders are appointed following election by the relevant college.

(2) Franck Riboud, co-opted by the Board of Directors on 19 December 2000 after the resignation of Antoine Riboud; ratified by the Joint General Meeting of 10 May 2001.

The Board of Directors appoints one of its members as Chairman. The Chairman, who must be a natural person, may stand for re-election when his term of office expires. Every Board member must hold at least one registered share. In 2001, the Board of Directors met seven times.

In accordance with the recommendations of the 1995 Viénot report on corporate governance in France, which was supplemented by a second report published in July 1999, Renault's Board of Directors has adopted a system of bylaws and specialized committees.

The bylaws define the role of the Board of Directors, who collectively represent the company's shareholders, and have led to the drafting of a charter that establishes the rights and duties of Board members. The Board of Directors has also adopted procedures for the use and/or disclosure of privileged information. On 26 July 2001, the Board of Directors appointed a compliance officer to answer any queries relating to the interpretation and application of these procedures. In 1998, Renault ordered an independent audit of the structure, organization and operating procedures of its Board of Directors. It intends to repeat this audit on a regular basis. A second audit was submitted to the Board of Directors on 27 February 2001.

To permit in-depth examination of specific topics relating to the Board of Directors' role, three specialized committees were created in 1996:

- an accounts and audit committee, chaired by Robert Studer and composed of Jean-Pierre Camescasse, Pierre Alanche, Nicolas Jachiet and Henri Martre. The committee's mission is to analyze the financial statements, and to ensure that appropriate methods have been used to prepare them. In 2001 the committee met twice.

- an appointments and remuneration committee, chaired by Michel Pébereau and composed of François de Combret, Louis Schweitzer and Franck Riboud. The committee's mission is to submit proposals to the Board for the appointment of new directors and to advise on the renewal of directorships that have expired. It also submits proposals on the remuneration of senior managers and grants of stock options. In 2001 the committee met twice.

- an international strategy committee, chaired by Jean-Luc Lagardère and composed of Jeanne Seyvet, Henri Martre, Jean-Marie Bousset, Yoshikazu Hanawa, Jean-Claude Paye, Danièle Potvin and Bernard Larrouturou. The committee's mission is to analyze the company's international plans and present them to the Board. In 2001 the committee met once.

Group Executive Committee and Management Committee at 31 December 2001

•	Louis Schweitzer	Chairman and C.E.O.
	Patrick Blain	Senior Vice President, Market Area Europe
	Marie-Christine Caubet	Senior Vice President, Market Area France
	Jean-Pierre Corniou	Senior Vice President, Chief Information Officer
•	Pierre-Alain De Smedt	Executive Vice President, Industry and Technology
	Rémi Deconinck	Senior Vice President, Product Planning
•	Georges Douin	Executive Vice President, Product & Strategic Planning and International Operations
	Alain Dubois-Dumée	Senior Vice President, Corporate Communications
	Jean-Baptiste Duzan	Senior Vice President, Supplier Relations – Chairman and C.E.O., Renault Nissan Purchasing Organization (RNPO)
	Michel Faivre Duboz	Senior Vice President, Vehicle Engineering Development
•	Patrick Faure	Executive Vice President, Chairman and C.E.O. of Renault F1
	Philippe Gamba	Chairman and C.E.O., RCI Banque S.A.
	Manuel Gomez	Senior Vice President, International Operations
	Michel Gornet	Senior Vice President, Manufacturing and Powertrain
•	François Hinfray	Executive Vice President, Sales and Marketing
	Jacques Lacambre	Senior Vice President, Advanced Vehicle Engineering and Research
	Patrick le Quément	Senior Vice President, Corporate Design
•	Shemaya Lévy	Executive Vice President, Chief Financial Officer
	Benoît Marzloff	Senior Vice President, Strategy & Marketing
	Luc-Alexandre Ménard	Senior Vice President, Mercosur
	Bruno Morange	Senior Vice President, Light Commercial Vehicles
	Pierre Poupel	Senior Vice President, Quality
	Alain-Pierre Raynaud	Senior Vice President, Corporate Controller
	Tsutomu Sawada	Senior Vice President, Advisor to the Chairman
•	Michel de Virville	Corporate Secretary General, Executive Vice President, Group Human Resources

• Members of the Group Executive Committee chaired by Louis Schweitzer

Members of the Renault Management Committee receive a consideration comprising a fixed and a variable portion. The variable portion is based on the company's economic performance for the previous year, assessed by two criteria: the difference between budgeted and actual operating margin, and return on equity.

In 2001, the total emoluments paid to Management Committee members amounted to FRF 64,044,622, of which FRF 48,739,770 for the fixed portion (compared with a total of FRF 76,020,750 and FRF 51,700,846 in 2000). It should be noted that the Committee was reduced from 28 members in 2000 to 25 in 2001. The total consideration paid to Mr. Schweitzer in 2001 was FRF 7,154,710, of which FRF 4,900,000 for the fixed portion (compared with FRF 7,085,219, of which a fixed FRF 4,149,012 in 2000).

Management Committee members do not receive directors' fees from group companies in which they hold senior office.

In 2001, a consideration of FRF 1,927,148 was paid to employee board members, broken down as follows: Mr. Alanche – FRF 808,096, Mr. Camescasse – FRF 622,404, Ms. Potvin – FRF 267,750 and Mr. Bousset – FRF 229,262.

Auditors at 26 April 2002

Statutory Auditors

Deloitte Touche Tohmatsu – represented by Olivier Azières
185 Avenue Charles de Gaulle
92200 Neuilly Sur Seine, France

Ernst & Young Audit – represented by Dominique Thouvenin
4 Rue Auber
75009 Paris, France

Deloitte Touche Tohmatsu was appointed by the Joint General Meeting of 7 June 1996 and was reappointed by the General Meeting of 26 April 2002 for a six-year term. Ernst & Young Audit was appointed by the French Finance Ministry on 27 March 1979 and was reappointed by the General Meeting of 26 April 2002 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

Alternate Auditors

BEAS
(alternate for Deloitte Touche Tohmatsu)
7-9, Villa Houssay
92254 Neuilly-sur-seine Cedex
Gabriel Galet
(alternate for Ernst & Young Audit)
Faubourg de l'Arche
92037 Paris La Défense Cedex

The alternate auditors were appointed by the General Meeting of 26 April 2002 for a six-year term. Their terms of office will expire at the close of the Annual General Meeting convened to approve the accounts for 2007.

CAPITALISATION OF RENAULT

	As at 31 December 2001[1]	*As at 31 December 2000*	*As at 31 December 1999*
	(In millions of euros)		
Originally short-term financial debt	12.632	13.627	11.604
Long-term financial debt	10.859	9.670	8.740
Short-term portion of long-term financial debt	2.238	1.015	1.810
Long-term financial debt, due after one year:	8.621	8.655	6.930
Redeemable shares	341	336	346
Bonds	5.502	5.441	3.999
Other debts represented by a certificate	723	1.028	1.049
Borrowings from credit institutions	1.832	1.661	1.458
Other financial debt	223	189	78
Total bond debt and other borrowings	23.491	23.297	20.344
Including net financial indebtedness – industrial and commercial activities	3.927	4.793	2.700
Share capital	923	914	914
Share premium	2.420	2.367	2.367
Retained earnings	5.607	4.740	4.385
Translation adjustments	50	551	(15)
Net income	1.051	1.080	534
Shareholders' equity	10.051	9.652	8.185
Minority interests	385	639	630
Other liabilities	16.206	18.387	17.263
Total	**50.129**	**51.975**	**46.422**

(1) There has been no significant net change in the capitalisation since 31 December 2001.

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

	2001	*2000*	*1999*
		(EUR million)	
CONSOLIDATED INCOME STATEMENTS			
Sales of goods and services	34,617	38,583	36,278
Sales financing revenues	1,734	1,592	1,314
Revenues	36,351	40,175	37,592
Cost of goods and services sold	(28,240)	(30,214)	(28,264)
Cost of sales financing	(1,165)	(1,053)	(867)
Research and development expenses	(1,935)	(2,048)	(1,788)
Selling, general and administrative expenses	(4,538)	(4,838)	(4,468)
Operating margin	473	2,022	2,205
Other operating income and expenses	231	(319)	(721)
Operating income	704	1,703	1,484
Net interest income (expense)	(109)	(45)	6
Other financial income and expenses, net	45	(24)	26
Financial income (expense)	(64)	(69)	32
Share in net income (loss) of Nissan Motor	497	56	(330)
Share in net income (loss) of Volvo	(26)		
Share in net income (loss) of other companies accounted for by the equity method	(91)	33	(26)
Group pre-tax income	1,020	1,723	1,160
Current and deferred taxes	(67)	(649)	(620)
Group net income	953	1,074	540
Minority interests	98	6	(6)
Renault			
Earnings per share in Euros	4.38	4.50	2.23
Number of shares outstanding(in thousands)	239,998	239,798	239,798

Upon the finalization on 2 January 2001 of the agreement between Renault and AB Volvo, Renault transferred 100% of its shares and voting rights in Renault VI to AB Volvo, which in return transferred 15% of its own shares and voting rights to Renault. Renault also acquired a further 5% of AB Volvo's capital on the open market. These transactions (details in note 2) led to deconsolidation of the Renault VI Group, while the interest in the AB Volvo Group, which now comprises the RVI Group, was included under the equity method. Pro forma consolidated financial statements for 2000 are presented in note 2-A for the main income statement, balance sheet and cash flow items.

CONSOLIDATED BALANCE SHEETS AT 31 DECEMBER

	2001	2000	1999
		(EUR million)	
ASSETS			
Intangible assets	303	325	188
Property, plant and equipment	10,222	11,001	9,843
Investments in companies accounted for by the equity method	6,985	5,540	4,905
Nissan Motor	5,287	5,156	4,610
Volvo	1,469		
Other companies	229	384	295
Other investments and financial assets	607	1,110	520
Deferred tax assets	1,668	1,669	1,705
Inventories	4,832	5,996	4,870
Sales financing receivables	16,845	15,513	15,110
Trade receivables from the industrial and commercial activities	2,465	3,799	3,518
Other receivables and prepaid expenses	1,985	2,725	2,039
Loans and marketable securities	2,082	2,485	2,678
Cash and cash equivalents	2,135	1,812	1,046
Total assets	**50,129**	**51,975**	**46,422**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital	923	914	914
Share premium	2,420	2,367	2,367
Retained earnings	5,607	4,740	4,385
Translation adjustments	50	551	(15)
Net income	1,051	1,080	534
Shareholders' equity	10,051	9,652	8,185
Minority interests	385	639	630
Deferred tax liabilities	695	544	223
Pensions and other post-retirement benefit obligations)	731	1,328	1,252
Other provisions for risks and liabilities	2,024	2,502	2,645
Interest-bearing borrowings	23,491	23,297	20,344
• industrial and commercial activities	7,451	7,785	5,468
• sales financing activity	16,040	15,512	14,876
Trade and other payables	7,246	7,853	7,402
Other liabilities and deferred income	5,506	6,160	5,741
Total shareholders' equity and liabilities	**50,129**	**51,975**	**46,422**

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

	Number of shares	*Share capital*	*Share premium account*	*Translation adjustment*	*Retained earnings*	*Total*
	(in thousands)			*(EUR million)*		
Balance at 31 December 1998 before allocation	239,798	914	2,367	(320)	4,900	7,861
Dividends					(180)	(180)
Impact of change in standard IAS19					(335)	(335)
Change in translation adjustment)				305	0	305
1999 net income					534	534
Balance at 31 December 1999 before allocation	239,798	914	2,367	(15)	4,919	8,185
Dividends					(179)	(179)
Change in translation adjustment)				566		566
2000 net income					1,080	1,080
Balance at 31 December 2000 before allocation	239,798	914	2,367	551	5,820	9,652
Capital increase	2,398	9	53			62
Dividends					(213)	(213)
Change in translation adjustment				(501)		(501)
2001 net income					1,051	1,051
Balance at 31 December 2001 before allocation	242,196	923	2,420	50	6,658	10,051

STATEMENTS OF CASH FLOWS

	2001	2000	1999
		(EUR million)	
OPERATING ACTIVITIES			
Net income	1,051	1,080	534
Depreciation and amortization	1,777	1,899	1,837
Net effects of sales financing credit losses	158	158	135
(Gains)/losses on asset disposals	(777)	(73)	(38)
Appropriation of long-term net valuation provisions	138	73	668
Share in net income of companies accounted for by the equity method (net of dividends received)	(275)	(82)	357
Deferred taxes	(286)	363	(184)
Minority interests	(98)	(6)	5
Cash flow(A)	1,688	3,412	3,314
Financing for individual customers	(10,175)	(8,172)	(8,303)
Customer repayments	8,744	7,775	6,584
Net change in renewable dealer financing	(796)	(86)	102
Increase in receivables from sales financing(B)	(2,227)	(483)	(1,617)
Bond issuance	1,266	966	1,066
Bond redemption	0	(813)	0
Net change in other interest-bearing borrowings	434	457	1,196
Net (increase) decrease in loans and marketable securities	(15)	3	(184)
Net change in interest-bearing borrowings for the sales financing activity (C)	1,685	613	2,078
Decrease/(increase) in inventories	25	(984)	(512)
Decrease/(increase) in trade receivables	328	(220)	(558)
Decrease (increase) in other receivables and prepaid expenses	440	(643)	(184)
Increase in trade and other payables	379	410	1,010
Increase (decrease) in other liabilities and deferred income	779	(332)	(44)
Decrease (increase) in working capital (D)	1,951	(1,769)	(288)
CASH FLOWS FROM OPERATING ACTIVITIES (A+B+C+D)	**3,097**	**1,773**	**3,487**
INVESTING ACTIVITIES			
Acquisition of Nissan shares	0	0	(4,917)
Other acquisitions, net of cash acquired	(109)	(811)	(146)
Purchase of property, plant and equipment and intangibles	(3,205)	(2,846)	(2,437)
Disposal of investments, net of cash transferred	711	29	70
Proceeds from disposal of property, plant and equipment and intangibles	564	465	404
Net investment	(2,039)	(3,163)	(7,026)
Net (increase) decrease in other financial assets	(51)	2	(20)
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,090)**	**(3,161)**	**(7,046)**
FINANCING ACTIVITIES			
Bond issuance	462	500	500
Bond redemption	(316)	0	0
Net increase (decrease) in interest-bearing borrowings for the industrial and commercial activities	(900)	1,627	(795)
Net (increase) decrease in loans and marketable securities	599	221	4,015
Proceeds from minority interests	0	50	41
Dividends paid to parent company shareholders	(213)	(179)	(180)
Dividends paid to minority interests	(47)	(45)	(42)
CASH FLOWS FROM FINANCING ACTIVITIES	**(415)**	**2,174**	**3,539**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**592**	**786**	**(20)**
Opening balance	1,812	1,046	1,087
Increase (decrease)	592	786	(20)
Effect of exchange rate changes	(270)	(20)	(21)
Closing balance	**2,135**	**1,812**	**1,046**

INFORMATION BY DIVISION

	Automobile Division	*Finance Division*[b]	*Eliminations*[a]	*Consolidated Total*
		(EUR million)		
2001				
Revenues	34,245	2,028	78	36,351
Interdivision transactions[c]	(404)	(200)	604	
Contribution to consolidated revenues	33,841	1,828	682	36,351
Operating margin	216	252	5	472
Operating income	106	261	337	704
Share in net income of companies accounted for by the equity method	406		(26)	380
Financial expenses				(64)
Current and deferred taxes				(67)
Group net income				953
Property, plant and equipment and intangibles	10,109	433	(17)	10,525
Trade and sales financing receivables	2,444	17,258	(392)	19,310
Other division assets	6,222	1,796	38	8,056
Investment accounted for by the equity method	5,516		1,469	6,985
Other non allocated assets				5,253
Total assets				**50,129**
Division liabilities	14,168	18,106	(181)	32,093
Other non allocated liabilities				7,985
Shareholders' equity				10,051
Total liabilities				**50,129**
Capital expenditure	2,886	300	19	3,205
Depreciation and amortization	1,683	86	8	1,777
Non cash expenses other than depreciation	135	158	3	296
Research and development expenses	1,908		27	1,935
Personnel expenses	4,690	216	107	5,013
Workforce at 31 December	133,111	3,496	3,810	140,417

(a) Until 31 December 2000, the information by Division included data for the Commercial Vehicles Division. This Division essentially comprised the « Commercial Vehicles » businesses of Renault V.I. and its subsidiaries, that also included the « Coach & Bus » activity of Irisbus and its subsidiaries. The finalization of the Renault V.I./Volvo operation on 2 January 2001 (note 2-A) resulted in deconsolidation of Renault V.I.; and consequently the information by Division no longer includes the Commercial Vehicles Division.
Data for Irisbus is now included under the heading « Eliminations », which in 2001 also contains the gain of Euro 335 million on the sale of Renault V.I. shares to Volvo. Figures for the year 2000 have been adjusted for the pro forma presentation.

(b) For the Finance Division, income statement and balance sheet items represent the sale financing activity (including the division's own cash flow and financial indebtedness).

(c) Interdivision transactions are carried out under near-market conditions.

	Automobile Division	Commercial Vehicles Division	Finance Division[a]	Eliminations	Consolidated Total
			(EUR million)		
2000 Pro Forma					
Revenues	32,218		1,868	55	34,141
Interdivision transactions[b]	(366)		(201)	567	0
Contribution to consolidated revenues	31,852		1,667	622	34,141
Operating margin	1,574		263	6	1,843
Operating income	1,266		245	7	1,518
2000 as published					
Revenues	32,218	7,070	1,868	(981)	40,175
Interdivision transactions[b]	(732)	(37)	(212)	981	0
Contribution to consolidated revenues	31,486	7,033	1,656	0	40,175
Operating margin	1,574	195	253	0	2,022
Operating income	1,266	202	235	0	1,703
Share in net income of companies accounted for by the equity method	89	(1)	1	0	89
Financial income (expenses)					(69)
Current and deferred taxes					(649)
Group net income					1,074
Property, plant and equipment and intangibles	9,197	1,863	439	(173)	11,326
Trade and sales financing receivables	2,835	1,157	15,918	(598)	19,312
Other division assets	6,882	1,372	1,977	(206)	10,025
Investment accounted for by the equity method	5,504	21	15		5,540
Other non allocated assets					5,772
Total assets					51,975
Division liabilities	13,147	4,138	16,907	(837)	33,355
Other non allocated liabilities					8,968
Shareholder's equity					9,652
Total liabilities					51,975
Capital expenditure	2,379	218	249		2,846
Depreciation and amortization	1,645	172	82		1,899
Non cash expenses other than depreciation	98	(25)	158		231
Research and development expenses	1,817	230			2,047
Personnel expenses	(4,718)	(1,186)	(208)		(6,112)
Workforce at 31 December	136,574	26,006	3,534		166,114

(a) For the Finance Division, income statement and balance sheet items represent the sale financing activity (including the division's own cash flow and financial indebtedness).

(b) Interdivision transactions are carried out under near-market conditions.

	Automobile Division	Commercial Vehicles Division	Finance Division[(a)]	Eliminations	Consolidated Total
			(EUR million)		
1999 Pro Forma					
Revenues	30,246	6,516	1,594	(764)	37,592
Interdivision transactions(b)	(508)	(42)	(214)	764	
Contribution to consolidated revenues	29,738	6,474	1,380	0	37,592
Operating margin	1,763	220	222		2,205
Operating income	1,161	58	265		1,484
Share in net income of companies accounted for by the equity method	(359)	2	1		(356)
Financial income					32
Current and deferred taxes					(620)
Group net income					540
Property, plant and equipment and intangibles	8,002	1,721	404	(96)	10,031
Trade and sales financing receivables	2,563	1,114	15,504	(553)	18,628
Other division assets	5,397	1,090	1,826	(448)	7,865
Investment accounted for by the equity method	4,848	46	11		4,905
Other non allocated assets					4,993
Total assets					**46,422**
Division liabilities	12,500	3,997	16,407	(988)	31,916
Other non allocated liabilities					6,321
Shareholder's equity					8,185
Total liabilities					**46,422**
Capital expenditure	2,076	211	150		2,437
Depreciation and amortization	1,611	153	73		1,837
Non cash expenses other than depreciation	558	115)	130		803
Research and development expenses	1,620	168			1,788
Personnel expenses	(4,326)	(1,141)	(198)		(5,665)
Workforce at 31 December	131,261	24,634	3,713		159,608

(a) For the Finance Division, income statement and balance sheet items represent the sale financing activity (including the division's own cash flow and financial indebtedness).

(b) Interdivision transactions are carried out under near-market conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These notes are only an extract of the notes to the audited consolidated financial statements which appear in the latest annual report relating to the Issuer.

1 Accounting Policies

The Renault group financial statements are prepared in accordance with French accounting regulations applicable at 31 December 2001.

Renault is making preparations for the compulsory application of IASB international standards by listed European companies from 2005. The adaptations necessary will be made with regard to the constraints of the situation, i.e. IASB draft standards, the transitional provisions for application of standards in Europe, the timescale for incorporation of these standards into French regulations, and changes in the accounting practices of the automobile industry.

Currently, the principal differences between Renault accounting policies and existing international standards concern intangible assets (IAS 38), financial instruments (IAS 39) and investment property (IAS 40).

Renault intends to apply standards IAS 38 and IAS 40 from 2002. The group also plans to apply IAS 39, once its review is finalized and has been adopted by French regulations.

2 Change in the scope of consolidation

The changes in 2001 mainly result from sales of operating subsidiaries.

(A) The Renault VI/Volvo Operation

- Description of the transaction

On 18 July 2000, Renault and Volvo signed an agreement to merge their trucks businesses. This agreement was finalized on 2 January 2001 following approval of the operation by the EC and North American authorities.

Under the terms of the final agreement:

- Renault transferred to AB Volvo 100% of its shares and voting rights in Renault VI at 2 January 2001, AB Volvo transferred to Renault SA 15% of its own shares and voting rights: 10% at 2 January 2001 and the remaining 5% in early February 2001.

In addition, Renault acquired a further 5% of AB Volvo's shares on the open market.

In 2001, Renault and Volvo began arbitration proceedings concerning the interpretation of the terms for transfer of Renault Véhicules Industriels. These proceedings may result in the transfer value being reduced, and Renault has therefore established a provision by adjusting the capital gain recorded on the transfer.

Renault does not expect the result of these arbitration proceedings to have a significant impact on its financial position.

(B) Sale of CAT

On 24 January 2001, Renault signed a draft agreement with Autologic Holding plc, TNT and Wallenius Lines (shareholders in the Global Automotive Logistics consortium) for the takeover of CAT France and its subsidiaries by Global Automotive Logistics. Upon finalization of the agreement on 17 July 2001, 100% of the CAT France shares and voting rights owned by Renault SA were transferred to Global Automotive Logistics for a total of Eur 467.4 million, of which Eur 430 million were paid cash upon signing the final agreement and Eur 37.4 million were paid in Global Automotive Logistics shares. Once these transactions were completed Renault owned 20% of the capital of Global Automotive Logistics.

Renault has an option to sell its holding in Global Automotive Logistics which can be exercised during a 12-month period beginning 17 July 2002.

3 2000 Revenues applying the 2001 method and structure

	Automobile Division	Commercial Vehicles Division[a]	Finance Division	Other[a]	Total
			(Eur million)		
2000 published revenues	31,486	7,033	1,656	–	40,175
Sale of the Renault V.I. subgroup	366	(6,411)	11		(6,034)
Sale of the CAT subgroup	(125)				(125)
Renault Samsung Motors	186				186
Irisbus Group		(622)		622	–
Other changes in scope of consolidation	72		(6)		66
2000 revenues applying 2001 method and structure	31,985		1,661	622	34,268
2001 revenues	33,841		1,828	682	36,351

(a) Until 31 December 2000, the information by division included data for the commercial vehicles division. This division essentially comprised the "commercial vehicles" businesses of Renault VI and its subsidiaries, but also included the "coach & bus" activity of Irisbus and its subsidiaries. The finalization of the Renault VI/Volvo operation on 2 January 2001 (see note 2-a) resulted in deconsolidation of Renault VI and consequently the information by division no longer includes a commercial vehicles division. Irisbus' contribution to the group's consolidated revenues is now included under the heading "other".

4 Current and Deferred Taxes

In application of the French tax regime allowing taxable income to be reported on a consolidated basis, Renault includes the fiscal earnings of most of its French and foreign subsidiaries and affiliates, calculated under this regime, in determination of its taxable income. Under certain conditions, the tax paid by these foreign subsidiaries and affiliates can be deducted from the resulting tax liability.

Renault has received governmental authorization to report taxable income in this way for 2001, 2002 and 2003, including Nissan Group entities. The taxable income under the French system of Nissan Group companies included in the regime relates to varying fiscal years which differ from the accounting periods used for the inclusion of Nissan in the Renault consolidation. In view of these differences in fiscal years and the prospective future profitability of Nissan Group companies, their impact within the consolidated tax reporting system on the current income tax has been totally neutralized at the consolidated current and deferred tax charge calculation.

Moreover, Renault has elected to determine French income taxes under the standard consolidated basis, including French subsidiaries owned more than 95%.

5 Investment in Nissan Motor Accounted for by the Equity Method

On 27 March 1999, Renault and Nissan signed a global partnership agreement. As a result of this agreement, on 28 May 1999 Renault acquired a 36.8% share in the capital of Nissan Motor, by subscribing to an increase in its registered capital (reserved for Renault) for a total investment of EUR 4,610 million. Nissan Motor has been accounted for by the equity method in the group financial statements since 30 June 1999.

The investment in Nissan Motor is partially hedged for foreign exchange risks (see paragraph d below).

As of December 2001, Renault was also in possession of stock purchase warrants entitling the company to subscribe to a reserved capital increase at a price of 400 yen per share, in order to raise its equity investment to 44.4%. These warrants are due to be exercised as part of the plan to accelerate development of the bi-national group, announced by Renault and Nissan Motor on 31 October 2001.

Change in the value of this investment in Nissan Motor was as follows:

	Goodwill on acquisition				
	Gross Value	*Amortization*	*Net*	*Share of net assets*	*Total*
			(Eur million)		
At 31 December 2000	837	(63)	774	4,381	5,155
2001 net income	–	(42)	(42)	539	497
Dividend paid	–	–	–	(99)	(99)
Translation adjustment and other	–	–	–	(266)	(266)
At 31 December 2001	837	(105)	732	4,555	5,287

Nissan Motor, which is listed on the Tokyo stock exchange, publishes its consolidated financial statements in accordance with Japanese accounting standards annually at 31 March and half-yearly at 30 September. Consequently, the Renault group consolidated financial statements use the equity method to include the consolidated financial statements of Nissan Motor for the period 1 October 2000 – 30 September 2001, after adjustments for the purposes of the Renault consolidation.

(A) Goodwill on acquisition

Goodwill on the acquisition of the investment in Nissan Motor is amortized on a straight-line basis over 20 years from 30 June 1999.

(B) Nissan Motor consolidated financial statements (Japanese accounting principles)

The key figures in the Nissan Motor consolidated financial statements, prepared in accordance with generally accepted Japanese accounting principles, are summarized below (in billions of yen):

Income statement (key figures)

	2nd half-year 2000 1 Oct 2000 – 31 Mar 2001	*1st half-year 2001 1 Apr 2001 – 30 Sept 2001*	*Total*
Revenues	3,071	2,978	6,049
Operating income	156	189	345
Current income	152	160	312
Exceptional items	(35)	5	(30)
Net income	**159**	**230**	**389**

Summarized Balance Sheets

	30 Sept 2000	*30 Sept 2001*
Property, plant and equipment	2,767	2,759
Other fixed assets	720	663
Other assets	2,296	2,764
Cash and cash equivalents	231	182
Total Assets	**6,014**	**6,368**
Shareholders' equity	762	1,159
Minority interests	81	76
Long-term financial liabilities	1,459	1,525
Other long-term liabilities	916	841
Short-term financial liabilities	1,249	1,284
Other liabilities	1,547	1,483
Total Shareholders' Equity and Liabilities	**6,014**	**6,368**

(C) Changes in Restated Shareholders' Equity

	30 September 2000	Net income (loss)	Other Changes	30 September 2001
		(in billions of Yen)		
Shareholders' equity under Japanese GAAP after capital increase	762	389	8	1,159
Restatements for Renault group requirements:				
– Restatement of fixed assets	893	(49)[(a)]	(1)	843
– Pension liabilities	(356)	31 [(b)]	–	(325)
– Other restatements	(129)	(217)[(c)]	49	(297)
– Total restatements	408	(235)	48	221
Net assets restated for Renault group requirements	1,170	154	56	1,380
Renault's share of net assets (36.8%)				
– in billions of Yen	431	57	21	509
– in Eur million	4,381	539	(365)[(b)]	4,555

At the date of acquisition, Nissan Motor's identifiable assets and liabilities, principally fixed assets and marketable securities, were restated at fair value, as opposed to the historical values recorded in the Nissan Group's consolidated financial statements under Japanese GAAP. As a result of this restatement:

- *income on sales by Nissan of fixed assets and marketable securities has been adjusted to take account of this difference.*
- *marketable securities have been depreciated in accordance with the fair value.*
- *at the time of the acquisition, these restatements to fair value generated a deferred tax liability; consequently, the provision for deferred tax assets recorded by Nissan was reduced.*

The main restatements affecting the net income for the year are as follows:

(a) *Including adjustment of the income on sales by Nissan of fixed assets and marketable securities: (33) billion Yen.*

(b) *The additional liability recognized by Renault in the opening balance sheet is spread over 15 years in the Nissan Motor financial statements. The adjustment for the year neutralizes the expense for the year recorded by Nissan.*

(c) *Other restatements affecting the net income for the year mostly concern the following:*

- *(166) billion Yen for partial neutralization of reversal of the provision on deferred tax assets recorded by Nissan, since the Japanese provisions are higher than those established under Renault's accounting principles.*
- *(33) billion Yen for depreciation on marketable securities.*
- *(18) billion Yen for adjustment of income on sales of marketable securities.*

In Euros, "Other changes" include Eur (266) million for the change in translation adjustment, chiefly resulting from the fall in the value of the yen against the Euro, and Eur (99) million for the dividend paid by Nissan to Renault.

(D) Hedging of the investment in Nissan Motor

The following operations were designated as a partial hedge of Renault's interest in the restated shareholders' equity of Nissan in yen:

- on 21 July 1999 Renault undertook an initial partial hedge by issuing 7-year bonds totalling Eur 500 million. A foreign currency swap was undertaken to convert this issue into yen,
- on 1 June 2000, Renault concluded a forward sale of 150 billion yen, with an initial completion date of 15 December 2000, renewed at that date until 15 December 2001 for an identical amount. The Renault group intends to renew this contract until December 2003, and also entered into an interest rate swap on 15 December 2000, with a nominal value of 150 billion yen and a term of three years.
- on 27 September 2001, Renault undertook an issue of 5-year bonds with total nominal value of 50 billion yen.

(E) Renault – Nissan Motor Cooperation

The Renault and Nissan Groups have introduced joint strategies for vehicle and part development, purchasing, and production and distribution resources. This cooperation has not yet generated any significant financial exchanges between the two groups.

6 Investment in Volvo accounted for by the Equity Method

Details are as follows:

	Provisional goodwill, net	*Share in net assets*	*Total*
		(EUR million)	
1 January 2001	(243)	1,790	1,547
2001 net income	24	(50)	(26)
Translation adjustment		(52)	(52)
31 December 2001	(219)	1,688	1,469

The provisional negative goodwill of EUR 243 million recorded on the investment in Volvo is to be recognised as income on a straight-line basis from 2 January 2001, over the average residual amortisation period for Volvo's tangible and intangible fixed assets, which is 10 years.

This goodwill was determined as follows (in EUR million):

Cost of the acquisition see (note 2-a):	1,547
Share in net assets restated for Renault group requirements:	(1,790)
Provisional goodwill (gross):	(243)

Taking into account the treasury shares held by Volvo, the level of Renault's investment in Volvo was 21.05% in 2001.

7 Shareholders' Equity

Share Capital

At its meeting on 23 October 2001, the Board of Directors decided to proceed to a capital increase reserved for employees, in compliance with the terms of the eighteenth resolution approved at the General Shareholders' Meeting of 10 May 2001. As a result of this capital increase, 2,398 thousand new shares with total par value of Eur 9 million were put into circulation.

The total number of ordinary shares issued and fully paid-up at 31 December 2001 is 242,196 thousand shares (239,798 thousand in 2000 and 1999). Par value is Eur 3.81 per share (unchanged from 2000 and 1999).

At 31 December 2001, the French state held 106,037,141 shares and therefore 43.78% of voting rights.

In accordance with decisions approved at the General Shareholders' Meetings of 10 May 2001, 10 June 1999, and 11 June 1998, the Board of Directors decided to allocate all Renault treasury shares to current stock option plans.

In compliance with French accounting rules, these shares are recorded under Marketable Securities at a gross value of Eur 347 million at 31 December 2001, Eur 252 million at 31 December 2000 and Eur 164 million at 31 December 1999. Under IASB standards, these shares would be recorded as a charge against shareholders' equity and deducted from the number of shares in circulation for the determination of basic earnings per share

Distributions

At the Annual General Shareholders' Meeting of 26 April 2002, it was decided to distribute Eur 257,596,331.04 in dividends (Eur 0.92 per share), compared to Eur 219.3 million or Eur 0.91 per share in 2001.

8 Minority Interests

The decrease in minority interests in 2001 of Eur (256) million is largely due to the fall in the value, expressed in Euros, of Renault Argentina's shareholders' equity following the devaluation of the peso.

9 Interest-Bearing Borrowings

	2001	2000	1999
		(EUR million)	
Redeemable shares	341	336	346
Bonds	5,502	5,441	3,999
Other debts represented by a certificate	723	1,028	1,049
Borrowings from credit institutions	1,832	1,661	1,458
Other financial debt	223	189	78
Long-term financial debt, due after one year	8,621	8,655	6,930
Short-term portion of long-term financial debt	2,238	1,015	1,810
Total long-term debt	10,859	9,670	8,740
Originally short-term financial debt	12,632	13,627	11,604
Total	23,491	23,297	20,344

In 2001, the change in interest-bearing borrowings includes the Eur (50) million impact of deconsolidation of the Renault VI Group from 2 January 2001 (see note 2-A), and the Eur (737) million impact of the change in consolidation method applicable to Renault Financial Services (from full consolidation to proportionate consolidation)

The increase in interest-bearing borrowings in 2000 (mainly in long-term debts) reflects the Eur 172 million impact of the consolidation of Renault Samsung Motors.

(A) Long-term debts, excluding redeemable shares, mature as follows:

	2001	2000	1999
		(EUR million)	
Within one year	2,238	1,015	1,810
Between 1 and 2 years	2,258	2,533	1,087
Between 2 and 3 years	1,866	1,547	1,912
Between 3 and 4 years	1,363	992	1,027
Between 4 and 5 years	1,770	1,378	653
Over 5 years	1,023	1,869	1,905
	10,518	9,334	8,394

Short-term drawings on credit lines with maturities of more than one year amount to Eur 5 million at 31 December 2001.

(B) The breakdown by currency of interest-bearing borrowings (excluding redeemable shares) is as follows:

	2001[(a)]	2000[(a)]	1999[(b)]
		(EUR million)	
Euro zone currencies	18,832	20,018	17,092
Non Euro zone EU currencies	651	1,135	1,317
Other currencies	3,667	1,808	1,589
	23,150	22,961	19,998

(a) including effect of derivative financial instruments
(b) excluding effect of derivative financial instruments

10 Net Financial Indebtedness (Excluding Sales Financing)

	2001	2000	1999
		(EUR million)	
Redeemable shares	324	318	318
Bonds	2,646	2,582	2,100
Other interest-bearing borrowings	4,956	4,886	3,050
Investment loans	(2,037)	(1,535)	(1,773)
Treasury shares	(282)	(252)	(164)
Other marketable securities	(103)	(210)	(249)
Cash and cash equivalents	(1,577)	(996)	(582)
Net financial indebtedness	3,927	4,793	2,700

The sales financing activity is considered as an operating activity for the Renault group. As a result, refinancing undertaken in connection with sales financing, comprising interest-bearing borrowings less cash and financial assets, is not taken into account for the net financial indebtedness.

STATUTORY AUDITORS' REPORT

REPORT OF THE AUDITORS ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2001

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements(*) of Renault presented in euros for the year ended 31 December 2001.

The consolidated financial statements are the responsibility of the Renault's management. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly the financial position and the assets and liabilities of the Renault group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed certain procedures on the financial information related to the Renault group contained in the management's report, in accordance with professional standards applicable in France. We have no matters to report as to the fairness of this information nor its consistency with the consolidated financial statements.

Paris, 27 February 2002
The Auditors

ERNST & YOUNG Audit — Dominique THOUVENIN

DELOITTE TOUCHE TOHMATSU — Olivier AZIERES

(This is a free translation of the original French text for information purposes only)

(*) The expression « accompanying consolidated financial statements » refers to the full set of consolidated financial statements that are included in the latest annual report relating to the Issuer.

RECENT DEVELOPMENTS

Sale of Irisbus

The European Commission approved the agreement signed by Renault and Volvo on 2 January 2001 subject to the condition that Renault should rescind Irisbus, its joint venture with Iveco, within two years.

In May 2001, Renault and Iveco announced that Iveco planned to take over Renault's investment in Irisbus holding. This led to the signature of a final agreement in October 2001 concerning the transfer of Renault's stake in Irisbus holding for a total of EUR 166 million, scheduled as follows:

- 15% of the Irisbus capital has been transferred at 2 January 2002,
- 35% of the Irisbus capital to be transferred at 31 December 2002.

Increase in Renault's Stake in Nissan

Following the agreement made in 1999, Renault recorded its 36.8% stake in Nissan Motor under the equity method in its consolidated financial statements.

On 1 March 2002, Renault exercised the warrants it owned in Nissan Motor in order to subscribe to a reserved capital increase of 539,750,000 shares at 400 yen per share, representing a total of 215.9 billion yen (1.86 billion euros), thereby increasing its holding in Nissan Motor to 44.4%.

The effect of this transaction on the consolidated financial statements of Renault will be determined after preparation of the consolidated financial statements of Nissan Motor, as adjusted for Renault's requirements, for the financial year ending 31 March 2002, and the fair value of the material separately identifiable assets and liabilities of Nissan Motor is to be estimated as of March 2002.

The full consolidation of Nissan Motor in the financial statements of Renault is not required at this stage of the development of relationships between the parties. The level of the share capital ownership, the number of directors designated and the nature of the relationships between the parties lead to the conclusion that the full consolidation of Nissan Motor is not required for the time being.

Given the level of Renault's holding in the share capital of Nissan Motor, this question will have to be reviewed in light of the behaviour of the two parties after two years of operation of the Alliance Master Agreement.

Acquisition by Nissan Finance Co. Ltd in Two Phases of a 15% Holding in the Share Capital of Renault

On 29 March 2002, Nissan Finance Co. Ltd. subscribed to a first reserved capital increase in Renault, taking 13,5% of the share capital of RENAULT, at a price of 50,39 euros per share.

On 28 May 2002, Nissan Finance Co. Ltd. acquired 1.5% of Renault share capital by subscribing to a second reserved capital increase at 52.91 euros per share.

As a consequence of those operations, Nissan Finance Co. Ltd. took its stake to 15% of the share capital of Renault.

The Creation of a "Société par Actions Simplifiée" (a French Simplified Form of Joint-Stock Company), Renault s.a.s

Renault s.a.s. has received a partial contribution of assets from Renault on conclusion of a contribution agreement that was signed by Renault and Renault s.a.s. on 22 February 2002. This partial contribution of assets was approved by the extraordinary general meeting of shareholders of Renault that took place on 28 March 2002 and became effective on 1 April 2002.

Further details are provided in the "Description of Renault" under the heading "structure of the Renault group."

Creation of Renault-Nissan b.v.

Renault-Nissan b.v., a company governed by Dutch law, equally owned by Renault and Nissan Motor has fully exercised its powers since 17 April 2002. This company has the objective of defining certain strategic axes and curtailing the decision-making process so that the enhanced synergies can be put to the service of shared objectives.

Further details are provided in the "Description of Renault" under the heading "structure of the Renault group."

Creation of the Foundation

A Foundation linked to Renault-Nissan b.v. and holding an option for preference and priority shares in Renault-Nissan b.v. was established to protect the interest of the Alliance and its shareholders, as it is customary under Dutch law. The purpose of the Foundation will be to ensure that, should a third party intend to take over bid of shares either in Renault or Nissan Motor, it should offer an appropriate price.

Further details are provided in the "Description of Renault" under the heading "structure of the Renault group".

Signature of the Renault-Nissan b.v. Management Agreement

On 17 April 2002, in accordance with the project to strengthen the strategic alliance, Renault and Nissan signed a management agreement with Renault-Nissan b.v., a jointly-owned strategic management company.

Consequently, Renault-Nissan b.v. fully exercises its powers as described in the transaction memorandum stamped by the COB on 26 March 2002 under number 02-375.

First Quarter Revenues

Renault reported a 5.3% rise in revenues in first-quarter 2002, calculated on a consistent basis. Compared with the reported figure for first-quarter 2001, the increase is 2.4%. Irisbus has been deconsolidated following the sale of Renault's stake to Iveco on 2 January 2002.

The Automobile Division reported first-quarter revenues of EUR 8,833 million, up 5.1% on a consistent basis and 4.4% compared with the reported figure for first-quarter 2001. The division accounted for 95.1% of Renault group revenues.

Growth in revenues stemmed primarily from a favorable model and engine mix in Europe as well as from an increase in worldwide billings, led principally by Renault Samsung Motors. The key factors compared with first-quarter 2001 were a sharp rise in Laguna sales and a further increase in the percentage of revenues generated by diesel vehicles. However, the devaluation of the Argentinean peso had a negative impact.

In volume terms, Renault sold 625,065 vehicles worldwide in first-quarter 2002 (compared with 597,123 in first quarter 2001). This breaks down into 538,131 passenger cars and 86,934 light commercial vehicles, an increase of 4.7%. Renault group benefited in particular from a rise in unit sales at Renault Samsung Motors to 24,746 units, compared with 12,074 in first-quarter 2001, and a 3.2% increase in sales in Western Europe, where the market contracted 4.2%. But the continuing steep downtrend in the markets in Turkey and Argentina continued to undermine Renault group sales.

The first-quarter revenues of the Finance Division rose 8.7% year-on-year to EUR 452 million on a consistent basis, accounting for 4.9% of Renault group revenues. Compared with the reported figure for the same period in 2001, the increase was 3.2%.

In first-quarter 2001, revenues generated by other activities amounted to EUR 162 million. This figure does not take account of the contribution from the joint Renault-Iveco subsidiary Irisbus, which was deconsolidated following the sale of Renault's holding in Irisbus to Iveco on 2 January 2002.

Divisional Breakdown of Renault Group's Consolidated Revenues

	Q1 2001 reported	*Q1 2001 restated*[(1)]	*Q1 2002*	*% change*	
				Reported	*Restated*
			(EUR million)		
Automobile	8,463	8,404	8,833	4.4%	5.1%
Other	162	0	0	–	–
Finance	438	416	452	3.2%	8.7%
Total	9,063	8,820	9,285	2.4%	5.3%

(1) To permit comparison, 2001 data have been restated to a basis consistent with 2002.

Impact of Nissan Results on Renault's first half 2002 Consolidated Financial Statements

Following Nissan's announcement of its results for fiscal year 2001 (1 April 2001 – 31 March 2002), Renault will recognize a positive contribution of €425 million for first-half 2002, after amortization of goodwill.

This contribution allows for restatements to Nissan Motor's financial statements to bring them into compliance with accounting standards applied by Renault. The contribution includes, in particular, a positive impact of €111 million relating to Renault's decision to capitalize development costs from this year on. It also reflects the increase of Renault's stake in Nissan from 36.8% to 44.4% on March 1 of this year.

In addition, because of the acquisition of an additional 7.6% stake in Nissan, the assets and liabilities of Nissan must be recalculated at fair value. This re-assessment has two effects:

- a new provisional figure of €89 million for the goodwill on this 7.6%. This new amount will be amortized on a straight-line basis over the residual period of the initial goodwill, that is 17 years.
- an adjustment in the value of the assets and liabilities previously identified in the 36.8% holding. This adjustment will have a negative impact of €417 million on shareholders' equity, in particular because of unfavorable trends on the Japanese property market since 1999. Conversely, the 15% capital increase reserved for Nissan Finance Co. Ltd. will be reflected in the first-half financial statements by a net increase in Renault's consolidated shareholders' equity of €1,205 million, in view of Renault's 44.4% stake in Nissan.

The transactions carried out in connection with the second stage of the Alliance are reflected in a €788 million increase in consolidated shareholders' equity and a €291 million reduction in Renault's debt.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a dealer agreement dated 20 June 2002 (the "**Dealer Agreement**") between the Issuer, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will pay each relevant Dealer a commission as agreed between them in respect of Notes subscribed by it. The Issuer has agreed to reimburse the Arranger for its expenses incurred in connection with the establishment of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

Selling Restrictions

France

Each of the Dealers and the Issuer has represented and agreed that, it has not offered or sold and will not offer or sell, directly or indirectly, any Notes by way of a public offering in France (an *appel public à l'épargne,* as defined in Article L.411-1 of the French *Code monétaire et financier*).

If necessary these selling restrictions will be supplemented in the relevant Pricing Supplement.

United States

The Notes have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the "**Securities Act**") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("**Regulation S**").

Materialised Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Materialised Bearer Notes, deliver Notes, (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of any identifiable Tranche as determined, and certified to the Issuer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the Lead Manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding sentence have the meanings given to them by Regulation S.

The Notes are being offered and sold outside the United States to non-U.S. persons in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering of any identifiable tranche of Notes, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering of such tranche of Notes) may violate the registration requirements of the Securities Act.

This Offering Circular has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States. The Issuer and the Dealers reserve the right to reject any offer to purchase the Notes, in whole or in part, for any reason. This Offering Circular does not constitute an offer to any person in the United

States. Distribution of this Offering Circular by any non-U.S. person outside the United States to any U.S. person or to any other person within the United States, is unauthorised and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, is prohibited.

United Kingdom

Each Dealer has represented, warranted and agreed that:

(i) in relation to Notes which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of a period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995

(ii) in relation to any Notes which must be redeemed before the first anniversary of the date of their issue, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the Issuer and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the **"Securities and Exchange Law"**). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, **"resident of Japan"** means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

General

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Offering Circular or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Offering Circular, any other offering material or any Pricing Supplement and neither the Issuer nor any other Dealer shall have responsibility therefor.

Each of the Dealers and the Issuer has represented and agreed that Materialised Notes may only be issued outside France.

FORM OF PRICING SUPPLEMENT

The form of Pricing Supplement that will be issued in respect of each Tranche is set out below:

Form of Pricing Supplement

Pricing Supplement

[LOGO, if document is printed]

RENAULT

Euro 2,000,000,000
Euro Medium Term Note Programme
for the issue of Notes
Due from one month from the date of original issue

SERIES NO: [●]
TRANCHE NO: [●]
[Brief Description and Amount of Notes]

Issue Price: [●] per cent

[Name(s) of Dealer(s)]

The date of this Pricing Supplement is [●].

This Pricing Supplement, under which the Notes described herein (the **"Notes"**) are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the **"Offering Circular"**) dated 20 June 2002 issued in relation to the Euro 2,000,000,000 Euro Medium Term Note Programme of the Issuer. Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer [and the Paris Listing Agent [*in the case of Paris Listed issues*]] accept[s] responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information with respect to the Issuer and the Group and the Notes that is material in the context of the issue of the Notes.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

[Except as disclosed in this document, there/There] has been no material adverse change in the condition (financial or other) of the Issuer since [date of last audited accounts or interim accounts (if later)] and no material adverse change in the prospects, results of operations or general affairs of the Issuer and the Group since [date of last published annual accounts].(1)

The Offering Circular, together with this Pricing Supplement, contains all information relating to the assets and liabilities, financial position, profits and losses of the Issuer which is material in the context of the issue and offering of the Notes and nothing has happened, to the Issuer's knowledge, which would require the Offering Circular to be [further] supplemented or to be updated in the context of the issue and offering of the Notes.(2)

The *Document de Référence* in the French language relating to the Issuer, incorporating the audited consolidated and non-consolidated annual accounts of the Issuer for each of the periods ended 31 December 2000 and 2001, and filed with the COB on 7 March 2002 under No. D. 02-0100, is incorporated herein by reference. Copies of the *Document de Référence* are available without charge on request at the registered office of the Issuer.

Signed:

Authorised Officer

[In connection with this issue, [name of Stabilising Agent] (the "Stabilising Agent") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.](3) **Such stabilisation will be carried out in accordance with applicable laws and regulations.**

(1) N.B. If any such change is disclosed in the Pricing Supplement, it will require approval by the Stock Exchange. Consideration should be given as to whether or not such disclosure should be made by means of a supplemental Offering Circular rather than in a Pricing Supplement.

(2) An issue of Notes must be authorised by a resolution of the shareholders of the Issuer. The shareholders may delegate their powers to the Board of Directors of the Issuer which may in turn subdelegate its power to its President or another member of the Board of Directors.

(3) Delete if there is no Stabilising Agent.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1	Issuer:	Renault
2	(i) Series Number:	[●]
	(ii) [Tranche Number:	[●]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)]	[●]
3	Specified Currency or Currencies:	[●]
4	Aggregate Nominal Amount:	
	(i) Series:	[●]
	(ii) Tranche:	[●]
5	(i) Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest from [insert date] (*in the case of fungible issues only, if applicable*)]
	(ii) [Net proceeds:	[●] (*Required only for listed issues*)]
6	Specified Denomination(s):	[●] (*one denomination only for Dematerialised Notes*)
7	(i) Issue Date:	[●]
	(ii) [Interest Commencement Date (if different from the Issue Date):	[●]
8	Maturity Date:	[*specify date or (for Floating Rate Notes) Interest Payment Date falling in the relevant month and year*]
9	Interest Basis:	[[●] per cent. Fixed Rate] [[*specify reference rate*] +/– [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [Other (*specify*)]
11	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12	Options:	[Issuer Call] [(further particulars specified below)] [*Other Option specify details of provisions*]
13	Status:	[Unsubordinated/Subordinated] Notes

[*Specify details of any provision for Subordinated Notes in particular whether dated or undated whether interest deferral provisions apply and whether any additional events of default should apply*]

14	Listing(s):	[Paris/Luxembourg Stock Exchange(s)/Other (*specify*)/ None]
15	Method of distribution:	[Syndicated/Non-syndicated]

Provisions Relating to Interest (If Any) Payable

16	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
(ii)	Interest Payment Date(s):	[●] in each year
(iii)	Fixed Coupon Amount [(s)]:	[●] per [●] in nominal amount
(iv)	Broken Amounts:	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)] and the Interest Payment Date(s) to which they relate*]
(v)	Day Count Fraction (Condition 5(a)):	[●] (*Day count fraction should be Actual/Actual-ISMA for all fixed rate issues other than those denominated in U.S. Dollars, unless otherwise agreed*)
(vi)	Determination Date(s) (Condition 5(a)):	[*Insert day(s) and month(s) on which interest is normally paid* (*if more than one, then insert such dates in the alternative*)] in each year[1]
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17	Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph. Also consider whether EURO BBA LIBOR or EURIBOR is the appropriate reference rate for Notes denominated in euro*)
(i)	Specified Period(s)/Specified Interest Payment Dates:	[●]
(ii)	Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ other (*give details*)]
(iii)	Additional Business Centre(s) (Condition 5(a)):	[●]
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/FBF Determination/ISDA Determination/other (*give details*)]
(v)	Interest Period Date(s):	[Not Applicable/*specify dates*]
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[●]
(vii)	Screen Rate Determination (Condition 5(c)(iii)(C)):	
	- Relevant Time:	[●]
	- Interest Determination Date:	[[●] [*TARGET*] *Business Days in* [*specify city*] *for* [*specify currency*] *prior to* [*the first day in each Interest Accrual Period/each Interest Payment Date*]]
	- Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks']

		- Reference Banks (if Primary Source is "Reference Banks"):	*[Specify four]*
		- Relevant Financial Centre:	*[The financial centre most closely connected to the Benchmark – specify if not London]*
		- Benchmark:	*[LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark]*
		- Representative Amount:	*[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]*
		- Effective Date:	*[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]*
		- Specified Duration:	*[Specify period for quotation if not duration of Interest Accrual Period]*
	(viii)	FBF Determination (Condition 5(c)(iii)(A)):	[Applicable/Not Applicable]
		- Floating Rate:	[●]
		- Floating Rate Determination Date (*Date de Détermination du Taux Variable*)	[●]
		- FBF Definitions: (if different from those set out in the Conditions)	[●]
	(ix)	ISDA Determination (Condition 5(c)(iii)(B)):	
		- Floating Rate Option:	[●]
		- Designated Maturity:	[●]
		- Reset Date:	[●]
		- ISDA Definitions: (if different from those set out in the Conditions)	[●]
	(x)	Margin(s):	[+/–] [●] per cent. per annum
	(xi)	Minimum Rate of Interest:	[●] per cent. per annum
	(xii)	Maximum Rate of Interest:	[●] per cent. per annum
	(xiii)	Day Count Fraction (Condition 5(a)):	[●]
	(xiv)	Rate Multiplier:	[●]
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]
18	Zero Coupon Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Amortisation Yield (Condition 6(e)(i)):	[●] per cent. per annum
	(ii)	Day Count Fraction (Condition 5(a)):	[●]
	(iii)	Any other formula/basis of determining amount payable:	[●]
19	Index Linked Interest Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Index/Formula:	*[Give or annex details]*
	(ii)	Calculation Agent responsible for calculating the interest due:	[●]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]

	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[●]
	(v)	Business Day Convention:	[Floating Rate Business Day Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vi)	Additional Business Centre(s) (Condition 5(a)):	[●]
	(vii)	Minimum Rate of Interest:	[●] per cent. per annum
	(viii)	Maximum Rate of Interest:	[●] per cent. per annum
	(ix)	Day Count Fraction (Condition 5(a)):	[●]
20	Dual Currency Note Provisions		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[●]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[●]
	(v)	Day Count Fraction (Condition 5(a)):	[●]

Provisions Relating to Redemption

21	Call Option		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[●]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	(iii)	If redeemable in part:	[●]
		(a) Minimum nominal amount to be redeemed:	[●]
		(b) Maximum nominal amount to be redeemed:	[●]
	(iv)	Option Exercise Date(s):	[●]
	(v)	Description of any other Issuer's option:	[●]
	(vi)	Notice period (if other than as set out in the Conditions):	[●]
22	Put Option		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Optional Redemption Date(s):	[●]
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
	(iii)	Option Exercise Date(s):	[●]
	(iv)	Description of any other Noteholders' option:	[●]
	(v)	Notice period (if other than as set out in the Conditions):	[●]
23	Final Redemption Amount		[Nominal amount/Other/See Appendix]

24	Early Redemption Amount	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(f)), for illegality (Condition 6(j)) or an event of default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions)	[Yes/No]
(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(f)):	[Yes/No]
(iii)	Unmatured Coupons to become void upon early redemption (Materialised Bearer Notes only) (Condition 7(f)):	[Yes/No/Not applicable]

General Provisions Applicable to the Notes

25	Form of Notes:	[Dematerialised Notes/ Materialised Notes] (*Materialised Notes are only in bearer form*) [*Delete as appropriate*]
(i)	Form of Dematerialised Notes:	[Not Applicable/if Applicable specify whether] [Bearer dematerialised form (*au porteur*)/Registered dematerialised form (*au nominatif*)]
(ii)	Registration Agent:	[Not Applicable/if Applicable give name and details] (*Note that a Registration Agent must be appointed in relation to Registered Dematerialised Notes only*)
(iii)	Temporary Global Certificate:	Temporary Global Certificate exchangeable for Definitive Materialised Bearer Notes on [●] (the "Exchange Date"), being 40 days after the Issue Date subject to postponement as provided in the Temporary Global Certificate
(iv)	Applicable TEFRA exemption:	[C Rules/D Rules/Not Applicable] (*Only applicable to Materialised Notes*)
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	[Not Applicable/*Give details*]. (*Note that this item relates to the place of payment, and not interest period end dates, to which item 17(iii) relates*)
27	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No/Not Applicable. *If yes, give details*] (*Only applicable to Materialised Notes*)
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay:	[Not Applicable/*give details*]
29	Details relating to Instalment Notes:	[Not Applicable/*give details*]
(i)	Instalment Amount(s):	[●]
(ii)	Instalment Date(s):	[●]
(iii)	Minimum Instalment Amount:	[●]
(iv)	Maximum Instalment Amount:	[●]
30	Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions [in Condition 1(d)] [annexed to this Pricing Supplement] apply]
31	Consolidation provisions:	[Not Applicable/The provisions [in Condition 14(b)] [annexed to this Pricing Supplement] apply]

32 *Masse* (Condition 11	[Applicable/Not Applicable/Condition 11 replaced by the full provisions of French Code of Commerce relating to the *Masse*] *(Note that:(i) in respect of any Tranche of Notes issued outside France, Condition 11 may be waived, amended or supplemented, and (ii) in respect of any Tranche of Notes issued inside France, Condition 11 must be waived in its entirety and replaced by the provisions of the French Code of Commerce relating to the Masse. If Condition 11 (as it may be amended or supplemented) applies or if the full provisions of the French Code of Commerce apply, insert details of Representative and Alternative Representative and remuneration, if any).* The name of the initial Representative is: [name and address] The alternative Representative will be: [name and address] The Issuer shall pay to the initial Representative an amount of Euro [●] per year, payable on [●] of each year, commencing on [●]. The alternative Representative will not be remunerated until, and if, he effectively replaces the initial Representative.
33 Other terms or special conditions:	[Not Applicable/*give details*]

Distribution

34 (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
(iii) Dealer's Commission:	[●]
35 If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
36 Additional selling restrictions:	[Not Applicable/*give details*]

Operational Information

37 ISIN Code:	[●]
38 Sicovam Number:	[●]
39 Common Code:	[●]
40 Depositary(ies)	
(i) Euroclear France to act as Central Depositary	[Yes/No]
(ii) Common Depositary for Euroclear and Clearstream, Luxembourg	[Yes/No]
41 Any clearing system(s) other than Euroclear France, Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/give *name(s) and number(s)*]
42 Delivery:	Delivery [against/free of] payment
43 The Agents appointed in respect of the Notes are:	[●]
44 In the case of Notes listed on Euronext Paris S.A.:	
(a) the number of Notes to be issued in each Denomination:	[●]
(b) Paying Agent in France	
(i) address in Paris where documents to be made available for inspection may be inspected:	[●]

	(ii) list of such documents available for inspection:	[●]
(c)	specialist broker:	[●]
(d)	responsibility statement in French and brief summary in French of the main characteristics of any Notes which are to be listed on Euronext Paris S.A. and of the Issuer to be inserted.	

General

45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of:	[Not Applicable/Euro[●]] (*Only applicable for Notes not denominated in Euro*)
46	Rating	[[●]] by [●] and [●] by [●]]
	A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency	

RESUME EN FRANÇAIS

Responsabilité du prospectus

[*numéro et date du visa s'il y a lieu, indication d'un avertissement*]

[*Nom et qualité du signataire*] [*Nom et qualité du signataire*]

Renault **[Agent de cotation à Paris]**

Visa n° [●]-[●] en date du [●] 2002.

Le présent prospectus accompagné du présent résumé en français[1] sera disponible aux heures habituelles d'ouverture des bureaux, un quelconque jour de la semaine (à l'exception des samedis, dimanches et jours fériés) dans les bureaux de l'agent financier [et/,] de l'agent payeur à Paris [et de l'agent payeur à Luxembourg][2].

A–Contenu et Modalités de L'Opération

1.	**Montant de l'émission**	
	Nombre et valeur nominale des Titres:	[●]
	Montant nominal de l'émission:	[●]
2.	**Caractéristiques des Titres émis**	
2.1	Prix de souscription/Prix d'émission:	[●]
	Coupon couru (s'il y a lieu):	[●]
	Modalité de paiement (paiement fractionné...):	[●]
2.2	Jouissance des titres:	
	Date d'entrée en jouissance des Titres:	[●]
2.3	Date de règlement/Date d'assimilation:	[●]
2.4	Intérêts et/ou taux nominal (facial) ou caractéristiques nominales (faciales) et le cas échéant, leurs modalités de calcul:	[●]
2.5	Amortissement:	[●]
	Remboursement:	[●]
2.6	Durée de l'émission:	[●]
2.7	Clause d'assimilation:	[●]
2.8	Rang de créance:	[●]
2.9	Notation:	[●]
2.10	Mode de représentation des porteurs des Titres, le cas échéant:	[●]
2.11	Liste des établissements chargés du service financier en France:	[●]
2.12	Droit applicable et tribunaux compétents en cas de litige:	[●]

B–Organisation et Activité de L'Emetteur

1.	**Renseignements de caractère général concernant l'émetteur, ses organes d'administration**	
1.1	Dénomination:	[●]
	Siège social:	[●]
1.2	Forme juridique de l'émetteur et nature des organes d'administration:	[●]
1.3	Nom et statut des contrôleurs légaux:	[●]
1.4	Date de constitution et d'expiration de l'émetteur:	[●]
1.5	Indication des lieux où peuvent être consultés les documents juridiques relatifs à l'émetteur (statuts, procès verbaux d'assemblées générales, rapports des contrôleurs légaux):	[●]
2.	**Renseignements de caractère général concernant le capital**	
2.1	Montant du capital:	[●]
2.2	Principaux actionnaires mentionnés dans le prospectus:	[●]
3.	**Renseignements concernant l'activité de l'émetteur**	
	Lorsque l'émetteur est à la tête d'un groupe, les renseignements prévus dans ce paragraphe sont fournis pour le groupe.	
3.1	Bref descriptif de l'activité de l'émetteur et de son évolution:	[●]

---

(1) Pour l'admission des Titres sur Euronext Paris S.A. uniquement.

(2) Si les Titres font également l'objet d'une demande d'admission en bourse de Luxembourg.

3.2 Indication de tout événement exceptionnel ou d'opération prévue de toute nature ainsi que de tout litige susceptible d'avoir ou ayant eu dans un passé récent une incidence significative sur la situation financière de l'émetteur, son activité, et le cas échéant sur son groupe, et qui ont été présentés comme tels dans le prospectus: .... [●]

C – Situation Financière de L'Emetteur

1. **Chiffres-clés du bilan:** tableau synthétique de l'endettement et des fonds propres établi, le cas échéant sur une base consolidée, et disponible à la date de la situation la plus récente établie ou à défaut à la date du dernier bilan présenté.

2. **Le cas échéant, observations, réserves ou refus de certifications des contrôleurs légaux:** si les certifications sur les derniers comptes présentés dans le prospectus ont été refusées par les contrôleurs légaux ou si elles comportent des réserves ou des observations, ce refus, ces réserves ou ces observations doivent être reproduites intégralement.

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Prospectus composé du Document de Base ("Offering Circular") enregistré par la Commission des opérations de bourse sous le n°P. 02-164 en date du 19 juin 2002 et de la présente Note d'Opération ("Pricing Supplement")

Au nom de l'émetteur

A la connaissance de l'émetteur, les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Aucun élément nouveau [(autres que ceux mentionnés dans la présente Note d'Opération)] intervenu depuis:

- le [●] 2002 date du numéro d'enregistrement n°P. 02-[●] apposé par la Commission des opérations de bourse sur le Document de Base
- le [●], date du visa n°[●]-[●] apposé par la Commission des opérations de bourse sur [le Document de Référence/la Note d'Opération] en date du [●]

n'est susceptible d'affecter de manière significative la situation financière de l'émetteur dans le contexte de la présente émission.

[nom et qualité du signataire]
RENAULT

Au nom de [la banque présentatrice/l'établissement présentateur]

A la connaissance de [la banque présentatrice/l'établissement présentateur] les données du présent Prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

[nom et qualité du signataire]
[AGENT DE COTATION A LA BOURSE DE PARIS]

Visa de la Commission des opérations de bourse

En application des articles L.412-1 et L.621-8 du Code monétaire et financier, la Commission des opérations de bourse a apposé le visa n°02-[●] en date du [●] 2002 sur le présent document, qui constitue le prospectus prévu par les articles précités, conformément aux dispositions de son règlement n°98-01. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

La notice légale sera publiée au Bulletin des Annonces légales obligatoires (BALO) du [●].

GENERAL INFORMATION

(1) In connection with the application to list a Series of Notes on Euronext Paris S.A.:

(a) the COB allocated the registration number P. 02-164 on 19 June 2002 on this Offering Circular

(b) a legal notice relating to the issue of such Notes will be published in the *Bulletin des Annonces légales obligatoires*prior to such listing;

(c) the Pricing Supplement applicable to such issue will be submitted to the approval of the COB and the relevant approval will be evidenced by the issue of a *visa* by the COB which will be disclosed in the relevant Pricing Supplement applicable to the relevant Notes and by publication in the *Bulletin Officiel d'Euronext Paris S.A.* and

(d) the Pricing Supplement applicable to such issue will specify the additional places in Paris at which documents required to be made available for inspection may be inspected during normal business hours.

the documents mentioned in this Offering Circular, including those mentioned in (9) below, may be inspected during usual business hours on any working day from the date hereof at the offices of Deutsche Bank AG Paris Branch, 3, avenue de Friedland, 75008 Paris. Copies of the most recent annual reports of the Issuer may be obtained without charge from Deutsche Bank AG Paris Branch at the above-mentioned address.

(2) In connection with the application to list the Notes on the Luxembourg Stock Exchange a legal notice relating to the issue of the Notes and copies of the statuts of the Issuer will be deposited with the Chief Registrar of the District Court in Luxembourg *("Greffier en Chef du Tribunal d'Arrondissement de et à Luxembourg"*) where such documents may be examined and copies obtained. The Luxembourg Stock Exchange has allocated to the Programme the number 12734 for listing purposes.

(3) The Issuer has obtained all necessary corporate and other consents, approvals and authorisations in the Republic of France in connection with the establishment of the Programme. The establishment of the Programme was authorised by a decision of the *Président Directeur Général* of the Issuer dated 3 June 2002 for a maximum nominal amount up to €2,000,000,000. Any drawdown of Notes under the Programme, to the extent that such Notes constitute *obligations,* require the prior authorisation of the Ordinary General Meeting of the shareholders or of the Board of Directors acting by delegation from the Ordinary General Meeting of the shareholders. For this purpose the Board of Directors benefits from an authority granted on 26 April 2002 by the Ordinary General Meeting of the shareholders to issue Notes to a maximum aggregate amount of €4,000,000,000 which authority will, unless previously cancelled, expire on the Ordinary General Meeting of the shareholders which will approve the annual accounts of the financial year 2002. The Board of Directors has delegated on 26 April 2002 to its *Président* all powers to determine the terms and conditions of the Notes. Any drawdown of Notes, to the extent that such Notes do not constitute *obligations,* fall within the general powers of the *Président Directeur Général* (or the *Directeur Général,* as the case may be) of the Issuer or any other authorised official acting by delegation.

(4) Except as disclosed in this Offering Circular, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group since 31 December 2001.

(5) Except as disclosed in this Offering Circular, there are no pending actions, suits or proceedings against or affecting the Issuer or any of its subsidiaries consolidated on a full integration basis (*filiales consolidées par intégration globale*) which, if determined adversely to the Issuer or any such subsidiary, would individually or in the aggregate have a material adverse effect on the condition (financial or other), prospects, results of operations or general affairs of the Issuer or the Group and, to the best of the Issuer's knowledge, no such actions, suits or proceedings are threatened or contemplated.

(6) Each Definitive Bearer Materialised Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

(7) Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code, the International Securities Identification Number (ISIN) and (where applicable) the Sicovam number or the identification number for any other relevant clearing system for each Series of Notes will be set out in the relevant Pricing Supplement.

(8) The Arrangers, the Dealers and the Issuer will, in relation to issues of Notes listed on Euronext Paris S.A. comply with the Euro Guidelines (as defined under "Summary of the Programme"). Each Series of Notes listed on Euronext Paris S.A. must be issued in compliance with the *Principes Généraux* of the COB and the *Conseil des Marchés Financiers* published from time to time.

(9) For so long as Notes issued under the Programme are outstanding, the following documents will be available, during usual business hours on any weekday (Saturdays and public holidays excepted), for inspection and, in the case of documents listed at (iv), (v), (vi) and (viii), collection free of charge at the office of the Fiscal Agent or each of the Paying Agents:

(i) the Agency Agreement

(ii) the Dealer Agreement

(iii) the *statuts* of the Issuer

(iv) the published annual report and audited non-consolidated and consolidated accounts of the Issuer for the two financial years ended 31 December 2000 and 2001

(v) each Pricing Supplement for Notes that are listed on Euronext Paris S.A. and/or the Luxembourg Stock Exchange or any other stock exchange

(vi) a copy of this Offering Circular together with any Supplement to this Offering Circular or further Offering Circular

(vii) a copy of the subscription agreement for Notes issued on a syndicated basis that are listed on the Luxembourg Stock Exchange or any other stock exchange and

(viii) all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Offering Circular in respect of each issue of Notes.

(10) Copies of the latest annual report and non-consolidated and consolidated accounts of the Issuer (including any published semi-annual interim consolidated accounts) (in English and French) (in each case as soon as they are published) may be obtained, and copies of the Agency Agreement will be available for collection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

(11) The European Union is currently considering proposals for a new directive regarding the taxation of savings income (the **"Directive"**). Subject to certain conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest within the meaning of the Directive (interest, products, premiums or other debt income) made by a paying agent within its jurisdiction to an individual resident in that other Member State (the **"Disclosure of Information Method"**).

In this way, the term "paying agent" would be defined widely and would include in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout the transitional period, which should end seven years after the coming, into force of the Directive, certain Member States (the Grand Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other Member States, will withhold an amount on interest payments of 15 per cent. during the first three years and 20 per cent. until the end of the transitional period.

(12) Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

INFORMATIONS RELATIVES A L'ADMISSION A LA COTE D'EURONEXT PARIS S.A.

Personnes qui assument la responsabilité du Document de Base en ce qui concerne les Titres qui seront admis au Premier Marché d'Euronext Paris S.A.

1 Au nom de l'Emetteur

A la connaissance de l'Emetteur, les données du présent Document de Base sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Alain DASSAS
RENAULT

2 Au nom de la banque présentatrice

A la connaissance de la banque présentatrice, les données du présent Document de Base sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Sandra ROY *Benjamin FRARIN LA MICHELLAZ*

DEUTSCHE BANK AG – Succursale de Paris

Commission des opérations de bourse

En application de son règlement n° 98-01, la Commission des opérations de bourse a enregistré le présent Document de Base le 19 juin 2002 sous le n° P.02-164. Il ne peut être utilisé à l'appui d'une opération financière que s'il est complété par une Note d'Opération visée par la Commission des opérations de bourse. Ce Document de Base a été établi par l'émetteur et engage la responsabilité de ses signataires. Cet enregistrement, effectué après examen de la pertinence et de la cohérence de l'information donnée sur la situation de la société, n'implique pas authentification des éléments comptables présentés.

La notice préalable à la cotation éventuelle à Paris de tous les Titres émis dans le cadre de ce programme sera publiée au Bulletin des Annonces légales obligatoires.

PARIS LISTING INFORMATION

[Translation of the preceding page for information purposes only]
Individuals assuming responsibility for the Offering Circular in connection with the Notes listed on the First Market of Euronext Paris S.A.

1 In the name of the Issuer

To the best knowledge of the Issuer, the information contained in this Offering Circular are true and accurate and there has been no omission of material facts which would make any statements herein misleading.

Alain DASSAS
RENAULT

2 In the name of the Listing Agent

To the best knowledge of the Listing Agent, the information contained in this Offering Circular are true and accurate and there has been no omission of material facts which would make any statements herein misleading.

Sandra ROY *Benjamin FRARIN LA MICHELLAZ*

DEUTSCHE BANK AG – Succursale de Paris

Commission des Opérations de Bourse

In accordance with its Regulation n° 98-01, the *Commission des opérations de bourse* has registered this Offering Circular on 19 June 2002 under the number P.02-164. It can only be relied upon in relation to any financial transaction if it is accompanied by a Pricing Supplement which has been submitted to the clearing procedures of the *Commission des opérations de bourse.* This Offering Circular has been prepared by the issuer and its signatories may be hold liable for it. This registration, made after an examination of the relevance and consistency of the information relating to the situation of the company, shall not imply the authentication of the accounting information contained herein.

The legal notice that have to be published before the listing of the Notes on Euronext Paris S.A. will be published in the *Bulletin des Annonces légales obligatoires.*

Registered Office of the Issuer

Renault
13-15, quai le Gallo,
92100 Boulogne Billancourt
France

Arranger

Deutsche Bank AG Paris Branch
3, avenue de Friedland
75008 Paris
France

Dealers

Barclays Bank Plc
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA
United Kingdom

CCF
103, avenue des Champs-Elysées
75008 Paris
France

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Salomon Brothers International Limited
Citigroup Centre
33 Canada Square
London E14 5LB
United Kingdom

Tokyo-Mitsubishi International plc
6 Broadgate
London EC2M 2AA
United Kingdom

Fiscal Agent, Principal Paying Agent, Redenomination Agent, Consolidation Agent and Calculation Agent

BNP Paribas Securities Services, Luxembourg Branch
23, avenue de la Porte Neuve
L – 2085 Luxembourg
Grand-Duchy of Luxembourg

Paying Agents

Paris Paying Agent

BNP Paribas Securities Services
GIS Coupon Services
Les Collines de l'Arche
92057 Paris La Défense
France

Luxembourg Paying Agent

BNP Paribas Luxembourg
10 A, boulevard Royal
L – 2093 Luxembourg
Grand-Duchy of Luxembourg

Listing Agents

Paris Listing Agent

Deutsche Bank AG Paris
3, avenue de Friedland
75008 Paris
France

Luxembourg Listing Agent

BNP Paribas Securities Services Luxembourg Branch
23, avenue de la Porte Neuve
L – 2085 Luxembourg
Grand-Duchy of Luxembourg

Auditors to the Issuer

Ernst & Young Audit S.A.
4, rue Auber,
75009 Paris
France

Deloitte Touche Tohmatsu S.A.
185, avenue Charles de Gaulle
92200 Neuilly-sur-Seine
France

Legal Advisers

To the Issuer
Watson, Farley & Williams
47, rue Monceau
75008 Paris
France

To the Dealers
Linklaters
(a member of Linklaters & Alliance)
25, rue de Marignan
75008 Paris
France

RENAULT